As confidentially submitted to the Securities and Exchange Commission on May 22, 2026.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

__________________________________

EVOLUTION METALS & TECHNOLOGIES CORP.
(Exact name of Registrant as specified in its charter)

__________________________________

Delaware	3341	87-1006702
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4040 NE 2nd Ave, Ste 349
Miami, Florida 33137
Telephone: (561) 225-3205
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

__________________________________

David Wilcox
Executive Chairman
4040 NE 2nd Ave, Ste 349
Miami, Florida 33137
Telephone: (561) 225-3205
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________

Copies to:

Laura Anthony, Esq.
Craig D. Linder, Esq.
Anthony, Linder & Cacomanolis, PLLC
1700 Palm Beach Lakes Blvd., Suite 820
West Palm Beach, FL 33401
Phone: (561) 514-0936

__________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”) check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May [___], 2026.

PRELIMINARY PROSPECTUS

Up to 5,400,000 Shares of Common Stock

EVOLUTION METALS & TECHNOLOGIES CORP.

Pursuant to this prospectus, we are registering the offer and sale, from time to time, of up to 5,400,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”), of Evolution Metals & Technologies Corp.” (the “Company,” “we,” “us,” and “our” or “EM&T,”) by YA II PN, Ltd., a Cayman Islands exempt limited partnership (the “Selling Securityholder”). The shares included in this prospectus consist of shares of Common Stock that we may issue to the Selling Securityholder upon the conversion of certain convertible debentures (the “Convertible Debentures” such shares of Common Stock as converted, the “Conversion Shares”) issued to the Selling Securityholder pursuant to a securities purchase agreement that we entered into with the Selling Securityholder on May 7, 2026 (the “Securities Purchase Agreement”).

Our registration of the securities covered by this prospectus does not mean that the Selling Securityholder will offer or sell any of the shares of Common Stock. The Selling Securityholder may offer, sell, or distribute all or a portion of its shares of Common Stock that may be issued upon conversion of the Convertible Debentures publicly or through private transactions at prevailing market prices or at negotiated prices. The Selling Securityholder can offer all, some or none of their shares of Common Stock, thus we have no way of determining the number of shares of Common Stock they will hold after this offering. We will not receive any proceeds from the sale of shares of Common Stock by the Selling Securityholder pursuant to this prospectus. For additional information regarding the methods of sale, you should refer to the section titled “Plan of Distribution” beginning on page 228 of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock offered hereby. The Selling Securityholder will bear all commissions and discounts, if any, attributable to its sales of the shares of Common Stock offered hereby.

The Selling Securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our Common Stock by the Selling Securityholder and any discounts, commissions or concessions received by the Selling Securityholder are deemed to be underwriting discounts and commissions under the Securities Act.

We are a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions, our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements. David Wilcox, who is our Executive Chairman of the Board of Directors, indirectly beneficially owns 416,436,066 shares of Common Stock held by The Zeus Trust, UA dated April 15, 2025, where Mr. Wilcox serves as the trustee of the trust, representing approximately 70.18% of the voting power of our outstanding Common Stock, and, therefore controls a majority of the voting power of our outstanding Common Stock. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. While we do not intend to rely on these exemptions, we may use these exemptions now or in the future. As a result, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. See “Risk Factors — EM&T is a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, will qualify for exemptions from certain corporate governance requirements. If EM&T relies on these exemptions, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements” for additional information on being a “controlled company.”

Our Common Stock is listed on the Nasdaq Global Market under the symbol “EMAT”. On May [__], 2026, the last reported sale price of our Common Stock as reported on the Nasdaq was $[___] per share.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to comply with reduced reporting requirements in future filings.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this prospectus, together with additional information described under the heading “Where You Can Find More Information”, and any amendments or supplements carefully before you invest in any of our securities.

Our principal executive offices are located at 4040 NE 2nd Ave, Ste 349, Miami, Florida 33137.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 5 to read about factors you should consider before buying shares of our Common Stock.

Neither the Securities Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated [___], 2026.

i

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the Selling Securityholder. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

For investors outside the United States: We have not, and the Selling Securityholder have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves, and observe any restrictions relating to, the offering of the shares of our Common Stock and the distribution of this prospectus outside the United States.

MARKET AND INDUSTRY DATA

This prospectus includes market, industry and forecast data related to the critical materials, metals processing and recycling sectors in which we operate. This information has been obtained from publicly available sources, government publications, industry reports and other third-party studies that we believe to be reliable, as well as from our own internal research and estimates. Although we believe this information is reliable as of the most recent practicable date, we cannot guarantee its accuracy or completeness. Certain of our internal estimates, projections and assessments of market opportunity are based on management’s knowledge of the industry, our historical operating experience and our understanding of independent market analyses. Market and industry data are inherently uncertain and subject to change based on a variety of factors, including those described under “Risk Factors,” and should not be unduly relied upon as indicative of future results.

TRADEMARKS

This prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, such trademarks, trade names and service marks may appear in this prospectus without the ® or ™ symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert their rights to these trademarks, trade names and service marks to the fullest extent under applicable law. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply any relationship with, or endorsement or sponsorship by, such companies.

SELECTED DEFINITIONS

Unless otherwise stated in this prospectus or the context otherwise requires, references to:

•        “black mass” are to the intermediate material produced from the mechanical or chemical processing of end-of-life lithium-ion batteries or battery manufacturing scrap that contain valuable battery metals such as lithium, nickel, cobalt, and manganese, which can be further refined into battery-grade materials such as carbonates, sulfates, and precursor cathode active materials (pCAM).

•        “BCG” are to Broughton Capital Group;

•        “Business Combination” is to the Merger together with the other agreements and transactions contemplated by the Merger Agreement;

•        “Closing” are to the closing of the Business Combination;

•        “Code” are to the Internal Revenue Code of 1986, as amended;

•        “Company,” “we,” “us,” and “our” refer to EM&T, being “Evolution Metals & Technologies Corp.”;

•        “Continental” are to Continental Stock Transfer & Trust Company;

•        “DGCL” are to the General Corporation Law of the State of Delaware;

•        “EM” are to Evolution Metals LLC, a Delaware limited liability company;

•        “EM Convertible Preferred Units” are to convertible preferred units of EM, in the aggregate amount of $42,280,000 outstanding as of the date of this prospectus;

•        “EM Equityholder” are to David Wilcox or his trust, as the sole owner of the voting EM Member Units;

•        “EM Equityholder Support and Lock-up Agreement” are to that certain Support and Lock-up Agreement, dated November 6, 2024, as amended, entered into by and among WTMA, EM and the EM Equityholder;

•        “EM Holders” are to the EM Unitholders;

•        “EM Member Units” are to the limited liability company common member interests of EM;

•        “EM Unitholders” are to the holders of the EM Member Units and the EM Convertible Preferred Units, collectively;

•        “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•        “Founder Shares” are to the 1,931,922 outstanding shares of WTMA’s Common Stock held or controlled by the Sponsor prior to the initial public offering;

•        “GAAP” are to accounting principles generally accepted in the United States of America;

•        “Handa Lab” are to Handa Lab Co., Ltd., a Korean company;

•        “HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•        “initial public offering” or “IPO” are to WTMA’s initial public offering that was consummated on December 30, 2021;

•        “initial stockholders” are to holders of Founder Shares prior to the consummation of the initial public offering and their respective permitted transferees;

•        “IPO registration statement” are to the Registration Statement on Form S-1 (333-261467) filed by WTMA in connection with its initial public offering, which became effective on December 27, 2021;

•        “IRS” are to the U.S. Internal Revenue Service;

•        “JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

•        “KCM” are to KCM Industry Co., Ltd., a Korean company;

•        “KMMI” are to KMMI INC., a Korean company;

•        “Korean Companies” or a “Korean Company” are to each of Handa Lab, KCM, KMMI and NS World;

•        “Lock-Up Period” are to a period ending on the third anniversary of the Closing as specified in the Sponsor Support and Lock-up Agreement and the EM Equityholder Support and Lock-up Agreement, subject to customary early release provisions;

•        “Merger” are to the merger of Merger Sub with and into EM, with EM surviving the merger as a wholly owned subsidiary of WTMA on the terms and conditions set forth in the Merger Agreement;

•        “Merger Agreement” are to the Amended and Restated Agreement and Plan of Merger, dated as of November 6, 2024, as amended by the Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated as of November 11, 2024, as amended by Amendment No. 2 to Amended and Restated Agreement and Plan of Merger, dated as of February 10, 2025, as amended by Amendment No. 3 to Amended and Restated Agreement and Plan of Merger, dated as of March 31, 2025, as amended by the Amendment No. 4 to Amended and Restated Agreement and Plan of Merger, dated as of June 11, 2025, and as amended by the Amendment No. 5 to Amended and Restated Agreement and Plan of Merger, dated as of July 21, 2025, and as amended by the Amendment No. 6 to Amended and Restated Agreement and Plan of Merger, dated as of January 5, 2026, by and among WTMA, Merger Sub and EM, attached hereto as Annex A, as it may be further amended or supplemented from time to time;

•        “Milestones” are to any one or more of the milestone events to be met for any of the RSUs to vest or for any of the Options to vest and become exercisable as provided for in the Merger Agreement or any other applicable agreement governing such milestone events;

•        “EM&T” are to WTMA immediately following the consummation of the Business Combination and its name change to Evolution Metals & Technologies Corp;

•        “EM&T Common Stock” are to common stock, par value $0.0001 per share, of EM&T;

•        “EM&T Equity Incentive Plan” are to the Evolution Metals & Technologies Corp. 2025 Equity Incentive Plan;

•        “Nasdaq” are to the Nasdaq Global Market;

•        “NS World” are to NS World Co., Ltd., a Korean company;

•        “Operating Companies” are to the Korean Companies;

•        “Person” are to any individual, firm, corporation, partnership, exempted limited partnership, limited liability company, exempted company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;

•        “private units” are to the WTMA Units that were issued and sold to the Sponsor in private placements conducted in connection with the initial public offering;

•        “pro forma” are to giving pro forma effect to the Business Combination;

•        “public stockholders” are to holders of public stock, whether acquired in WTMA’s initial public offering or acquired in the secondary market;

•        “redemption” are to each redemption of shares of public stock for cash;

•        “Registration Rights Agreement” are to the amended and restated registration rights agreement entered into at Closing, by and among WTMA, the Sponsor, certain current and former holders of WTMA Common Stock and certain affiliates of EM&T;

v

•        “Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•        “SEC” are to the United States Securities and Exchange Commission;

•        “Securities Act” are to the Securities Act of 1933, as amended;

•        “Sponsor” are to Welsbach Acquisition Holdings LLC, a Delaware limited liability company;

•        “Sponsor Persons” are to Daniel Mamadou and Christopher Clower;

•        “Sponsor Support and Lock-up Agreement” are to that certain Support and Lock-up Agreement, dated November 6, 2024, as amended, by and among the Sponsor, the Sponsor Persons, WTMA and EM;

•        “Transfer Agent” are to Continental, in its capacity as the transfer agent responsible for maintaining WTMA’s stockholder records, recording the transfer of shares, and managing the delivery of share certificates. The Transfer Agent is also responsible for processing redemption requests submitted by public stockholders, including the delivery of necessary redemption forms and share certificates (if any) to effectuate a redemption;

•        “trust account” are to the trust account established at the consummation of WTMA’s initial public offering maintained by Continental, acting as trustee;

•        “WTMA” are to Welsbach Technology Metals Acquisition Corp., a Delaware corporation;

•        “WTMA Common Stock” are to the common stock of WTMA, par value $0.0001 per share;

•        “WTMA Rights” are to the rights to acquire one-tenth of one share of WTMA Common Stock (including those that underlie the WTMA Units) that were offered and sold by WTMA in its initial public offering and registered pursuant to the IPO registration statement; and

•        “WTMA Units” and “units” refer to the units of WTMA, with each unit representing one share of WTMA Common Stock and one WTMA Right to one-tenth of one share of WTMA Common Stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. All statements, other than statements that relate strictly to present or historical fact included in this prospectus, such as statements regarding EM&T’s future financial performance, strategy, operations, financial position, estimated revenues and losses, projected costs, prospects, plans, and objectives of management are forward-looking statements. You can find many (but not all) of these statements by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would,” and other similar expressions in this prospectus. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. No forward-looking statement can be guaranteed, and actual future results may vary materially.

As a result of various known and unknown risks and uncertainties, EM&T’s actual results or performance may differ materially from those expressed or implied by these forward-looking statements. These include, among other factors:

•        risks relating to the integration of operations following the Business Combination;

•        global demand for rare earth and battery materials and the ability to source sufficient volumes of spent lithium-ion batteries from third parties;

•        the impact of government policy and trade restrictions;

•        delays in achieving full-scale commercial operations at EM&T’s planned recycling and processing facilities;

•        challenges in implementing smart factory automation or scaling manufacturing capacity;

•        the inability to establish or maintain supply relationships for critical feedstock materials and the availability and cost of feedstock and raw materials;

•        changes in government policies, tariffs, or incentive programs affecting critical materials;

•        fluctuations in commodity prices and global demand for rare earth and battery materials;

•        EM&T’s ability to raise capital and execute its growth strategy in a cost-effective manner;

•        expectations regarding EM&T’s strategies and future financial performance, including future business plans, expansion and acquisition plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, product and service acceptance, market trends, liquidity, cash flows and uses of cash, capital expenditures, and EM&T’s ability to invest in growth initiatives;

•        EM&T’s ability to attract and retain talented personnel;

•        EM&T’s ability to compete with companies that have significantly more resources;

•        EM&T’s ability to meet certain certification and compliance standards;

•        EM&T’s ability to protect its intellectual property rights and ability to protect itself against potential intellectual property infringement claims;

•        the potential characterization of EM&T as an investment company subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”); and

•        the ability to maintain EM&T’s listing on Nasdaq.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, potential investors should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

SUMMARY OF THE PROSPECTUS

This summary highlights selected information contained elsewhere in this prospectus. Because it does not contain all of the information that you should consider before investing in our securities, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

Evolution Metals & Technologies Corp. (“EM&T,” “we,” “us,” or “our”) is a Delaware-incorporated company focused on building an integrated midstream and downstream supply chain for critical materials, rare earth elements, and advanced magnet technologies. We aim to secure, process, and commercialize critical inputs that are essential to clean energy, electrification, aerospace, defense, and advanced manufacturing applications.

EM&T’s business model integrates the recycling of end-of-life materials, the processing of secondary feedstock and concentrates, the refining of rare earth oxides and battery materials, and the manufacture of magnet-grade metals, alloys, powders, and finished rare earth magnets into a vertically integrated operating platform. This integrated approach is designed to deliver secure, traceable, and sustainable critical materials to customers across advanced manufacturing end markets, including automotive, renewable energy, industrial automation, aerospace, defense, data centers, and semiconductor equipment. EM&T leverages a combination of proven commercial operating expertise, proprietary process automation and artificial intelligence-enabled systems, and strategic engineering and supply-chain partnerships to bridge the gap between end-of-life material supply and downstream customer demand. EM&T believes this model reduces reliance on geopolitically concentrated foreign processing, enables scalable domestic midstream and downstream manufacturing capacity, and supports the development of resilient U.S.-aligned supply chains for rare earth magnets, battery materials, precious metals, and base metals. EM&T’s mission is to establish a secure, reliable, and sustainable U.S.-aligned critical materials supply chain that supports national security, advanced manufacturing, and the clean energy transition.

Recent Business Combination

On January 5, 2026, EM&T became a publicly traded company through its business combination with Welsbach Technology Metals Acquisition Corp. (“WTMA”), a special purpose acquisition company. In connection with the closing of the business combination, WTMA changed its name to Evolution Metals & Technologies Corp. and our common stock commenced trading on the Nasdaq Global Market on January 6, 2026 under the ticker symbol “EMAT”.

Securities Purchase Agreement with Selling Securityholder

Securities Purchase Agreement and Convertible Debentures

On May 7, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with YA II PN, LTD. (the “Selling Securityholder”), a fund managed by Yorkville Advisors Global, LP, pursuant to which the Company agreed to issue and sell to the Selling Securityholder convertible debentures in the aggregate principal amount of up to $100,000,000 (the “Convertible Debentures” and each a “Convertible Debenture”), which will be convertible into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock,” and as converted, the “Conversion Shares”).

The first Convertible Debenture (the “First Debenture”) in the principal amount of $20,000,000 was issued on May 7, 2026. The second Convertible Debenture in the principal amount of $5,775,000 is expected to be issued upon effectiveness of this Registration Statement on Form S-1. Additionally, pursuant to the Securities Purchase Agreement, up to $74,225,000 in Convertible Debentures shall be purchased in subsequent tranches from time to time upon the mutual agreement of the Company and the Selling Securityholder.

Each Convertible Debentures will have a purchase price equal to 97% of principal amount thereunder. Each Convertible Debenture is convertible into Conversion Shares at a conversion price equal to the lower of $12.09 or 95% of the lowest daily volume-weighted average price (“VWAP”) during the 5 consecutive trading days immediately preceding the conversion date, however, the conversion price will not be lower than $1.86

(the “Floor Price”). The Company shall not issue any Conversion Shares upon conversion of the Convertible Debentures held by the Selling Securityholder if the issuance of such Conversion Shares would exceed the aggregate number of Common Stock that the Company may issue in compliance with the Company’s obligations under the rules or regulations of the Nasdaq Stock Market (the “Exchange Cap”). The Exchange Cap will not apply if the Company obtains the approval of its stockholders as required by the applicable rules of the Nasdaq Stock Market for issuances of Common Stock in excess of such amount. In addition, no conversion will be permitted to the extent that, after giving effect to such conversion, the holder together with the certain related parties would beneficially own in excess of 4.99% of the Common Stock outstanding immediately after giving effect to such conversion, subject to certain adjustments.

The First Debenture bears interest at an annual rate of 5.0%, unless an event of default occurs and remains uncured, upon which the Convertible Debentures will bear interest at an annual rate of 18.0%. The Convertible Debentures will mature on November 7, 2027.

The Company will not be required to make monthly cash payments pursuant to the Convertible Debentures unless an Amortization Event, as such term is defined below, has occurred and then the Company will make monthly cash payments each month until the entire outstanding amount under the Convertible Debentures have been repaid. An “Amortization Event” means (i) the VWAP of the Company’s Common Stock is lower than the Floor Price for any five of seven consecutive trading days, (ii) the Company has issued in excess of 99% of the Common Stock available under the Exchange Cap or (iii) the Selling Securityholder is unable to use the Registration Statement, as such term is defined below, for a period of 10 consecutive trading days.

The monthly cash payments will be in an amount equal to 1/5 of the original principal amount (or the outstanding principal amount of the Convertible Debentures if lower than such amount), plus a payment premium of 5% and all accrued and unpaid interest as of the date of such payment. Such Amortization Event payments will commence 7 days following the Amortization Event.

The Securities Purchase Agreement includes customary registration rights, investor protections, and provisions governing trading activity, including limitations on short selling. The Company intends to use the proceeds from the facility for general corporate purposes, including supporting the expansion of its operations and development initiatives.

Registration Rights Agreement

On May 7, 2026, pursuant to the Securities Purchase Agreement, the Company and the Selling Securityholder entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Selling Securityholder is entitled to certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Registration Rights Agreement, the Company is required to, on the 30th calendar day following the date of the Securities Purchase Agreement, file with the Securities and Exchange Commission a registration statement (the “Registration Statement”) registering the resale by the Selling Securityholder of 5.4 million Conversion Shares. Under the Registration Rights Agreement, the Selling Securityholder was also granted piggyback registration rights under certain conditions as described in the Registration Rights Agreement.

Guaranty and Security Agreement

On May 7, 2026, pursuant to the Securities Purchase Agreement, the Company and the Selling Securityholder entered into a Global Guarantee Agreement (the “Global Guarantee Agreement”), pursuant to which, the Company and its subsidiaries agreed to guarantee all of the Company’s obligations under the Convertible Debentures.

Corporate Information

Our principal executive offices are located at 4040 NE 2nd Ave, Ste 349, Miami, Florida 33137. We are incorporated in the State of Delaware and our fiscal year ends on December 31. Our website is www.evolution-metals.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus.

Summary of Material Risks

•        EM&T has a limited operating history as a consolidated company following the Business Combination, which makes it difficult to evaluate its business, prospects, and future operating results.

•        EM&T has incurred operating losses and may be unable to achieve sustained, long-term profitability and commercial success.

•        EM&T’s failure to execute its strategic plans would have a material adverse effect on its operating results and business, harm its reputation and could result in substantial liabilities that exceed its resources.

•        EM&T’s ability to secure reliable and cost-effective volumes of spent lithium-ion batteries for its planned battery recycling facility is critical to generating black mass feedstock, which is expected to be further refined at its planned multi-feedstock processing facility into downstream battery materials. Failure to secure sufficient battery supply or successfully operate either facility may materially and adversely affect the Company’s operations, financial results, and ability to meet customer demand.

•        EM&T’s ability to secure reliable and cost-effective supplies of e-scrap is critical to its recycling strategy, and failure to do so could materially impair its operations, profitability, and customer relationships.

•        Development and future operation of EM&T’s planned lithium-ion battery recycling facility may expose the Company to significant safety, environmental, and regulatory risks, including but not limited to thermal events, fire hazards, explosions, chemical exposure, and electrical accidents.

•        EM&T may not be able to successfully integrate the business and operations of the subsidiaries that it recently acquired into its future business operations, which may result in EM&T’s inability to fully realize the intended benefits of these acquisitions, or may disrupt EM&T’s current operations, which could have a material adverse effect on EM&T’s business, financial position and/or results of operations.

•        EM&T is expected to need to raise additional funds in order to pursue its growth strategy, and these funds may not be available on terms favorable to EM&T or its stockholders, or at all, when needed.

•        EM&T is expected to rely heavily on its intellectual property portfolio. If EM&T is unable to protect its intellectual property rights, its business and competitive position would be harmed.

•        The price of the EM&T Common Stock may be volatile.

•        Our failure to meet the continued listing requirements of The Nasdaq Global Market could result in a delisting of our Common Stock.

•        Our certificate of incorporation, as amended, provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our shareholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

•        The Selling Securityholder may sell a large number of Common Stock shares, resulting in substantial diminution to the value of shares held by existing stockholders.

THE OFFERING

Securities offered by the Selling Stockholder:	We are registering the resale from time to time by the Selling Securityholder of up to 5,400,000 shares of Common Stock issuable upon conversion of the Convertible Debentures.
Securities Outstanding Before this Offering(1)	As of May [__], 2026, we have 593,349,852 shares of our Common Stock outstanding.
Securities Outstanding After This Offering(1)	593,349,852 shares of our Common Stock outstanding.
Terms of Offering	The Selling Securityholder will determine when and how they will dispose of the Common Stock registered under this prospectus for resale.
Use of Proceeds

We are not selling any of the shares of Common Stock being offered by this prospectus and will receive no proceeds from the sale of the shares by the Selling Securityholder. All of the proceeds from the sale of Common Stock offered by this prospectus will go to the Selling Securityholder at the time it offers and sells such shares. We will pay the expenses of registration of the shares of our Common Stock covered by this prospectus, including legal and accounting fees. See “Use of Proceeds.”

Trading Market and Ticker Symbol	Our Common Stock is currently listed on the Nasdaq Global Market under the symbol “EMAT”
Risk factors

An investment in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

____________

(1)      This figure excludes 225,000,000 shares of Common Stock reserved for issuance under our equity compensation plans.

RISK FACTORS

In addition to the other information contained in this prospectus, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors. The risk factors described below disclose both material and other risks and are not intended to be exhaustive and are not the only risks facing us. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses.

Unless otherwise noted or the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of EM&T and its subsidiaries following the consummation of the Business Combination; except that, with respect to references to EM’s lease obligations, the “Company” refers to the EM subsidiary that is a party to such lease.

Risks Related to EM&T’s Financial Condition and Results of Operations

EM&T has a limited operating history as a consolidated company following the Business Combination, which makes it difficult to evaluate its business, prospects, and future operating results.

EM&T was formed as the result of the Business Combination completed in January 2026, and its historical financial information does not reflect the operations of EM&T as a consolidated public company. While EM&T conducts its business through EM and other operating subsidiaries that have varying operating histories, EM&T itself has a limited operating history in its current structure, scale, and scope. As a result, investors have limited historical information upon which to evaluate EM&T’s business, prospects, and future performance.

Although certain of EM&T’s operating subsidiaries have been engaged in activities related to critical materials processing, recycling, and magnet manufacturing prior to the business combination, these businesses were not previously operated or managed as part of a single, vertically integrated platform. Accordingly, EM&T’s historical results may not be indicative of its future performance as a consolidated enterprise.

EM&T may encounter risks, uncertainties, expenses, and difficulties commonly associated with companies transitioning to a larger, integrated operating model, including, among others:

•        limited operating history at the scale and integration level contemplated following the Business Combination, making it difficult to predict future financial performance;

•        the need to raise and deploy substantial additional capital to fund growth initiatives, capital expenditures, and working capital requirements;

•        the possibility of continued operating losses as EM&T invests in scaling operations, integrating subsidiaries, and expanding production capacity;

•        challenges in forecasting and responding to changes in demand, pricing, and regulatory conditions in the critical materials, battery metals, and rare earth magnet markets;

•        risk that customers may delay, reduce, or decline adoption of EM&T’s battery metals, magnet, or related products;

•        limited experience operating EM&T as a single, consolidated public company with centralized governance, reporting, and controls;

•        competition from larger, more established, and better-capitalized companies with greater financial, technical, and operational resources;

•        difficulties in attracting, integrating, and retaining skilled management, engineering, technical, and operational personnel necessary to execute EM&T’s growth strategy; and

•        dependence on key executive, technical, and operational personnel, the loss of whom could adversely affect EM&T’s ability to execute its business plan.

Due to these risks and uncertainties, investors may have difficulty evaluating EM&T’s business and prospects, and EM&T’s actual results may differ materially from expectations or projections.

EM&T has incurred operating losses and may be unable to achieve sustained, long-term profitability and commercial success.

Since the completion of the Business Combination, EM&T has incurred operating losses and expects to continue to incur significant expenses as it integrates its operating subsidiaries, scales production capacity, and expands its vertically integrated critical materials platform. EM&T has not yet generated revenues at levels sufficient to offset its operating expenses, and there can be no assurance that it will achieve or maintain profitability in the future.

EM&T anticipates incurring substantial operating costs, including research and development (“R&D”) expenses, capital expenditures, and integration-related costs, as it seeks to ramp up revenues from the sale of concentrates, oxides, metals, carbonates, sulfates, precursor cathode active materials (“pCAM”), magnets, and their related products. These expenditures are expected to continue until EM&T is able to achieve sufficient scale, operational efficiency, and market adoption of its products.

To achieve sustained profitability and long-term commercial success, EM&T must successfully execute its growth and integration strategy, including, among other things:

•        integrating acquired and future operating businesses into a cohesive, efficient, and scalable platform;

•        expanding production capacity and scaling operations to meet anticipated demand for battery metals, rare earth elements, and related products;

•        reducing unit manufacturing costs through the implementation of automation, robotics, and AI-enabled smart factory technologies;

•        pricing its products competitively while increasing market penetration across end markets such as automotive, aerospace, defense, healthcare technologies, renewable energy, and consumer electronics;

•        commercializing and scaling its recycling processes and manufacturing technologies to capture additional market opportunities; and

•        securing reliable, long-term sources of feedstock, including spent lithium-ion batteries, e-scrap, and other recyclable materials, to support its multi-feedstock processing facilities.

If EM&T fails to execute one or more of these initiatives effectively or within expected timeframes, EM&T may be unable to achieve sustained profitability or generate sufficient cash flows to support its operations.

As EM&T transitions from an integration and scale-up phase to a more mature commercial operating phase, its future revenue growth will depend on factors both within and outside its control. Adverse developments such as reduced global demand for critical materials, pricing pressure, increased competition, regulatory changes, or delays in customer adoption could materially limit EM&T’s revenue growth. In addition, EM&T’s reliance on third-party suppliers for spent lithium-ion batteries and other feedstock exposes it to sourcing volatility, price fluctuations, quality variability, and potential supply disruptions, any of which could adversely affect production yields, operating efficiency, and downstream product output.

If EM&T is unable to generate sufficient revenues, achieve operational efficiencies, or raise additional capital as needed, its ability to continue operations and execute its business plan could be materially and adversely affected, including the risk that EM&T may not be able to continue as a going concern.

EM&T’s future success depends on its ability to execute its growth and go-to-market strategies effectively.

EM&T’s success hinges on its ability to implement its growth and go-to-market strategies, particularly in expanding its production of critical materials, scaling its recycling operations, and integrating its planned acquisitions. EM&T’s future management team must execute these strategies to increase sales, bring new products to market, and capitalize on its proprietary technologies in areas such as AI-driven automation and material recycling. The success of EM&T’s strategy depends on its ability to develop and operate both its planned battery recycling facility and its multi-feedstock processing facility. The battery recycling facility is expected to convert spent lithium-ion batteries into black mass, specifically designed to integrate with its downstream multi-feedstock processing operations. This black mass, along with other third-party sourced material, is expected to then be processed at the multi-feedstock facility into battery-grade carbonates, sulfates, and precursor cathode active materials (pCAMs). Separately, the multi-feedstock facility is expected to also recover rare earth elements, precious metals, and non-ferrous materials from e-scrap such as printed circuit boards (PCBs). If EM&T is unable to secure consistent volumes of spent lithium-ion batteries or high-quality e-scrap at competitive prices, or if the facilities fail to meet downstream product specifications or customer offtake requirements, its ability to generate revenue from these operations could be materially and adversely affected.

However, the success of EM&T’s strategy is subject to several uncertainties, including potential delays in completing acquisitions, longer-than-expected timelines to generate projected revenues, and challenges in developing or commercializing new products. Moreover, EM&T’s growth and go-to-market strategies may prove ineffective due to factors such as unforeseen market conditions, increased competition, or challenges in customer adoption of its products.

If EM&T cannot execute its strategies in a timely or cost-effective manner, it could face significant challenges to its business, financial condition, and ability to achieve profitability. Ineffective execution of these strategies could negatively impact EM&T’s results of operations and its ability to meet its long-term growth objectives.

EM&T’s failure to execute its strategic plans would have a material adverse effect on its operating results and business, harm its reputation and could result in substantial liabilities that exceed its resources.

The estimated costs and timelines developed by EM&T for the large-scale integration, assembly, and production of its concentrates, oxides, metals, carbonates, sulfates, precursor cathode active materials (pCAM), magnets, and their related products are subject to the risks and uncertainties inherent in transitioning from an early-stage company to full commercial operations. EM&T’s growth strategy, which includes the acquisition of multiple businesses and the expansion of its AI-driven smart factory capabilities, is dependent on the successful integration of these acquisitions, scaling its operations, and managing complex manufacturing processes.

EM&T has not yet secured contractual relationships with all component suppliers needed to scale its production capacity. Additionally, EM&T may face challenges in accurately estimating demand for its products, which could lead to inefficiencies, increased costs, or delays in generating revenue. If EM&T fails to properly predict supply and demand for its materials and manufacturing requirements, or if it is unable to invest in the necessary infrastructure, people, and capital equipment in a timely manner, EM&T could experience production delays and higher costs.

In addition, EM&T’s ability to secure sufficient volumes of feedstock — including lithium-ion batteries and e-scrap — will be critical to supporting its planned operations. Volatility or disruptions in the availability, pricing, or quality of these inputs could materially impact its commercial execution.

The success of EM&T’s strategic plans must be considered in light of these risks, complications, and the highly competitive environment in which it operates. There is no assurance that EM&T’s business plan will succeed. Moreover, as a capital-intensive business, EM&T will likely continue to incur substantial operating expenses without generating sufficient revenue to cover these expenditures, which may impact its ability to achieve profitability in the near term.

As a result, any investment in EM&T carries significant risk, and there is a possibility that investors could lose the entirety of their investment.

EM&T’s ability to secure reliable and cost-effective volumes of spent lithium-ion batteries for its planned battery recycling facility is critical to generating black mass feedstock, which is expected to be further refined at its planned multi-feedstock processing facility into downstream battery materials. Failure to secure sufficient battery supply or successfully operate either facility may materially and adversely affect the Company’s operations, financial results, and ability to meet customer demand.

EM&T plans to establish a vertically connected battery recycling facility that will process end-of-life lithium-ion batteries into black mass — a critical intermediate product used in the production of carbonates, sulfates, and precursor cathode active materials (pCAM) at its separate planned multi-feedstock processing facility, specifically designed to integrate with its downstream multi-feedstock processing operations. The success of this two-stage model is dependent on the Company’s ability to secure large volumes of spent lithium-ion batteries from third parties, particularly automotive OEMs, battery manufacturers, fleet operators, and aggregators, and we do not currently have any agreements in place for spent lithium-ion batteries.

However, many high-volume suppliers of spent batteries engage in structured bid or tender processes for disposal and recycling contracts. These competitive procurement processes often prioritize recyclers with proven track records, existing capacity, or vertically integrated logistics — areas where EM&T, as a new market entrant with non-operational facilities, may face significant disadvantages. Inability to win bids or enter into favorable long-term supply contracts may prevent the Company from achieving the scale needed to support downstream processing or meet customer offtake requirements.

Additional risks stem from variability in battery chemistries, degradation levels, and contamination across supplier batches. This inconsistency can reduce black mass yields, affect product purity, increase processing costs, or require costly pre-treatment stages to ensure quality specifications are met at the multi-feedstock facility.

Moreover, as a substantial portion of global battery scrap is generated outside the United States, EM&T’s supply chain may also be exposed to evolving international trade restrictions, export controls, or geopolitical disruptions. Since the Company does not plan to collect or dismantle batteries in-house, it is structurally reliant on external counterparties across this entire supply chain.

If EM&T is unable to secure a stable, scalable, and cost-effective supply of spent lithium-ion batteries through competitive channels, or if its recycling and multi-feedstock processing facilities underperform or face delays, the Company may be unable to fulfill offtake agreements, realize projected margins, or establish itself as a competitive player in the battery materials market. These sourcing and execution risks may significantly impair its financial performance and long-term growth prospects.

EM&T’s ability to secure reliable and cost-effective supplies of e-scrap is critical to its recycling strategy, and failure to do so could materially impair its operations, profitability, and customer relationships.

EM&T intends to process e-scrap — including printed circuit boards (PCBs), hard disk drives, and magnet-containing electronic devices — as a key source of critical materials such as rare earth elements (REEs), precious metals, and other non-ferrous inputs. This recycling strategy supports EM&T’s broader midstream and downstream production plans by providing recovered inputs for use in alloys, magnets, and other advanced materials. However, the Company does not currently operate a formal collection or dismantling infrastructure and will rely entirely on third-party suppliers for access to e-scrap.

As of the date of this registration statement, EM&T has not entered into long-term supply contracts with e-scrap aggregators or material recovery partners. The Company may be unable to secure such agreements on acceptable terms or may face heightened competition from established processors and new entrants, which could limit feedstock availability or increase procurement costs. Inconsistent or insufficient access to high-grade e-scrap could lead to underutilized processing capacity, lower production volumes, and reduced operating margins.

E-scrap feedstock presents inherent variability in material composition, quality, and recoverable value. Inputs can differ significantly based on device type, origin, and prior usage, and may require additional sorting, pre-treatment, or refinement to meet processing standards. These steps can drive up cost and reduce overall recovery efficiency. In some cases, incoming material may fall below the economic threshold for recovery.

In addition, global e-waste generation and trade flows are subject to export regulations, environmental restrictions, and geopolitical risks. Because EM&T does not control the upstream collection network, it may be exposed to fluctuations in international policy, supply chain disruptions, or force majeure events that impact the availability or pricing of feedstock.

If EM&T is unable to consistently procure high-quality e-scrap at scale and at competitive prices, it may not be able to support its recycling operations, fulfill customer demand, or achieve its targeted operating efficiencies. These challenges could delay commercialization, impair profitability, and materially and adversely impact EM&T’s business and strategic objectives.

Development and future operation of EM&T’s planned lithium-ion battery recycling facility may expose the Company to significant safety, environmental, and regulatory risks, including but not limited to thermal events, fire hazards, explosions, chemical exposure, and electrical accidents.

EM&T intends to construct and operate a lithium-ion battery recycling facility, specifically designed to integrate with its downstream multi-feedstock processing operations as part of its broader battery materials strategy. The facility, which remains in the planning and pre-development stage, is expected to process end-of-life lithium-ion batteries into black mass, which will then be further refined into battery-grade materials at EM&T’s anticipated multi-feedstock processing facility.

While no operations have commenced, lithium-ion battery recycling poses well-documented industrial hazards, particularly during battery discharging, dismantling, shredding, and thermal or chemical processing. The recycling of lithium-ion batteries involves handling volatile materials and operating at elevated temperatures, increasing the risk of thermal runaway, fire, explosion, or release of hazardous substances such as heavy metals and toxic gases. These risks are compounded by the variability in battery chemistries, physical damage to incoming batteries, or the presence of residual charge — all of which may create unsafe working conditions or mechanical instability during processing.

Additionally, the Company may be exposed to risks related to electrical shock or equipment failure due to the high energy density of lithium-ion batteries. These operational risks may require sophisticated safety systems, specialized equipment, environmental controls, and adherence to evolving regulatory standards issued by local, state, and federal authorities, including the EPA and OSHA. The failure to adequately mitigate these hazards could result in material harm to personnel, damage to equipment or property, regulatory enforcement actions, permitting delays, reputational harm, or material financial loss.

Although EM&T intends to implement best-in-class safety systems, fire suppression infrastructure, and standard operating protocols, there can be no assurance that these measures will be sufficient to prevent or contain incidents. Moreover, given the facility has not yet been constructed, the Company faces additional execution risks in designing, permitting, and commissioning a complex industrial operation capable of safely processing spent batteries at commercial scale.

Any material incident at the future recycling facility — whether during development, construction, or operations — could delay the facility’s timeline, increase costs, trigger regulatory scrutiny, or adversely affect EM&T’s ability to deliver downstream products or meet customer commitments.

EM&T may not be able to successfully integrate the business and operations of the subsidiaries that it recently acquired into its future business operations, which may result in EM&T’s inability to fully realize the intended benefits of these acquisitions, or may disrupt EM&T’s current operations, which could have a material adverse effect on EM&T’s business, financial position and/or results of operations.

EM&T will need to integrate the business and operations of the subsidiaries that it recently acquired. This process involves complex operational, technological and personnel-related challenges, which are time-consuming and expensive and may disrupt our ongoing business operations. Furthermore, integration involves a number of risks, including, but not limited to:

•        difficulties or complications in combining the operations of the subsidiaries that it recently acquired;

•        differences in controls, procedures and policies, regulatory standards and business cultures among the combined companies;

•        the diversion of management’s attention from EM&T’s other core business operations;

•        increased exposure to certain governmental regulations and compliance requirements;

•        the potential increase in operating costs;

•        the potential loss of key personnel;

•        the potential loss of key customers or suppliers who choose not to do business with the combined business;

•        difficulties or delays in consolidating the technology platforms of the subsidiaries that it recently acquired, including implementing systems designed to maintain effective disclosure controls and procedures and internal control over financial reporting for the combined company and enable EM&T to continue to comply with GAAP and applicable U.S. securities laws and regulations;

•        unanticipated costs to successfully integrate operations, technologies, personnel of the Operating Companies and other assumed contingent liabilities;

•        difficulties related to comparing financial reports due to differing financial and/or internal reporting systems;

•        making any necessary modifications to internal financial control standards to comply with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder; and/or

•        possible tax costs or inefficiencies associated with integrating the operations of the combined company.

These factors could cause EM&T to not fully realize the anticipated financial and/or strategic benefits of the acquisitions of the Operating Companies, which could have a material adverse effect on its business, financial condition and/or results of operations.

Even if EM&T is able to successfully operate the Operating Companies, EM&T may not be able to realize the revenue and other synergies and growth that EM&T anticipates from these acquisitions in the time frame that EM&T currently expects, and the costs of achieving these benefits may be higher than what EM&T currently expects, because of a number of risks, including, but not limited to:

•        the possibility that the acquisition may not further EM&T’s future business strategy as EM&T expected;

•        the possibility that EM&T may not be able to expand the reach and customer base for the Operating Companies’ current and future products as expected;

•        the possibility that EM&T may have entered a market with no prior experience and may not succeed in the manner expected; and

•        the possibility that the carrying amounts of goodwill and other purchased intangible assets may not be recoverable.

As a result of these risks, the acquisitions and integration may not contribute to EM&T’s earnings as expected, EM&T may not achieve expected revenue synergies or EM&T’s return on invested capital targets when expected, or at all, and EM&T may not achieve the other anticipated strategic and financial benefits of the acquisitions of the Operating Companies.

EM&T is expected to need to raise additional funds in order to pursue its growth strategy, and these funds may not be available on terms favorable to EM&T or its stockholders, or at all, when needed.

The development, manufacture, and sale of EM&T’s future battery metals, magnets, and its related products are capital-intensive businesses. EM&T’s business plan — which includes acquiring and integrating new companies, scaling production, and implementing AI-driven automation — will require continued capital investment through public or private equity, debt financings, or other sources. These funds will be necessary to support ongoing operations, research and development, and the expansion of facilities. However, such financings may result in dilution of stockholder equity, the issuance of securities with liquidation and dividend preferences, significant interest payments, the imposition of security interests or debt covenants, and other terms that could adversely impact EM&T’s business.

EM&T may seek additional funds through equity, equity-related or debt securities, strategic partnerships, licensing arrangements, or by obtaining credit from government or financial institutions. This capital will be essential for supporting EM&T’s growth plans, including scaling operations, further research and development, infrastructure improvements, and the introduction of new products or services.

If EM&T is unable to secure additional funds when needed, it could hinder the company’s ability to operate efficiently, execute its growth strategy, or achieve its business objectives. This could have a material adverse effect on EM&T’s financial condition, business prospects, and results of operations.

EM&T’s quarterly net sales and operating results are difficult to predict accurately and may fluctuate significantly from period to period, which could cause its stock price to decline if it fails to meet investor expectations.

EM&T is expected to operate in a dynamic and evolving industry, and its operating results may experience significant fluctuations, especially on a quarterly basis. EM&T’s quarterly net sales and operating results may vary significantly due to a variety of factors, many of which are beyond EM&T’s control.

Although EM&T is anticipated to grow from its business plan, accurately forecasting its quarterly operating results is challenging due to several uncertainties, including the reliance on integrating multiple acquired businesses and the demand for EM&T’s battery metals, magnet and rare earth elements, and its related products. If EM&T’s operating results fail to meet the expectations of securities analysts and investors in any given quarter, its stock price may decline. Factors that could contribute to fluctuations in EM&T’s operating results include:

•        Delays or changes in customer orders, including rescheduling, increases, reductions, or cancellations.

•        The timing of customer qualification of EM&T’s products and the commencement of volume sales by customers using those products.

•        Variability in research and development, sales, and marketing expenditures.

•        The pace of market adoption of EM&T’s products in key markets like automotive, aerospace, and defense.

•        The introduction of new products by EM&T or its competitors, and how well EM&T’s products are accepted by customers.

•        Challenges in predicting and meeting changing customer demands.

•        Gaining or losing key customers.

•        The availability, cost, and quality of materials and components from third-party suppliers, along with potential delays in fabrication or delivery.

•        Constraints in production capacity at EM&T’s facilities or third-party subcontractors, including interruptions due to supply chain disruptions.

•        Changes in manufacturing costs and yield fluctuations.

•        Variations in EM&T’s product mix or customer mix each quarter.

•        Expenses related to acquisitions or the integration of new businesses or technologies.

•        Unexpected product returns or price concessions exceeding forecasts.

•        Shifts in industry standards, product obsolescence, or inventory write-downs.

•        Costs related to litigation, including intellectual property disputes.

•        The unpredictability of customer purchasing and budgeting cycles.

•        Loss of key personnel or challenges in attracting skilled employees.

•        Variations in product quality or costs associated with remediation.

•        Adverse economic conditions in key regions where EM and its customers operate.

•        General industry conditions and seasonal trends in EM’s target markets.

•        The impact of geopolitical events, natural disasters, pandemics, or other disruptions on EM’s operations or those of its customers.

EM&T may experience delays in generating or recognizing revenue for several reasons. Open orders at the start of a quarter are generally lower than expected and are often subject to cancellation or rescheduling. Therefore, EM&T is expected to rely heavily on obtaining and fulfilling customer orders during each quarter to meet its sales objectives, and any delays or cancellations could negatively impact on its financial performance. Additionally, EM&T’s customer agreements are expected to allow customers to delay delivery dates or cancel orders without significant penalties.

Given the fixed nature of many of EM&T’s operating expenses, any shortfall in forecasted revenue could significantly impact on its financial results, as the EM&T is expected to have limited flexibility to reduce expenses in the short term. As a result, EM&T’s operating results may decline from one quarter to the next or fall below the expectations of analysts and investors, which could adversely affect its stock price. Due to these factors, EM&T’s quarterly results may vary significantly, and period-to-period comparisons of operating results may not be indicative of future performance. Any shortfall in net sales or income relative to expectations could lead to a decline in EM&T’s stock price.

The expectations for future operating and financial results and market growth of EM&T rely in large part upon assumptions and analyses developed by it. If these assumptions or analyses prove to be incorrect, EM&T’s actual operating results may be materially different from its anticipated results.

EM&T is expected to operate in fast-changing and highly competitive markets, and its expectations for future performance are based on management’s assumptions about its industry, many of which may not be accurate. The anticipated operating results of EM&T depend largely on management’s assessment of when its battery metals, magnet and rare earth elements and its related products will be adopted by customers, which remains uncertain. Moreover, EM&T’s projections are subject to numerous economic, competitive, industry-specific, and other uncertainties and contingencies that are difficult or impossible to predict and often beyond EM&T’s control. Future developments may also affect EM&T’s ability to meet its expectations. As discussed further in this prospectus, projected future sales and associated cash flows may not materialize in full, or at all.

Furthermore, EM&T’s expected revenue streams such as battery metals production, rare earth magnet manufacturing, and other recycling operations — may never achieve commercial success due to factors such as limited market adoption, competition, or unforeseen challenges in scaling operations. Important factors that may affect EM&T’s actual results and cause its operating and financial results to fall short of expectations include risks related to EM&T’s business, industry performance, the regulatory environment, general economic conditions, and other factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus.

Additionally, expectations for EM&T’s future performance are based on assumptions that are subject to change. These assumptions do not account for shifts in EM&T’s business prospects, changes in general economic conditions, or unforeseen events or transactions. As a result, long-term expectations inherently become less reliable over time. There can be no assurance that EM&T’s future financial condition or operating results will align with its expectations, or with those of investors and securities analysts. If EM&T’s actual results differ significantly from its projections, it may need to make strategic adjustments that could adversely impact its financial condition and operational results.

Moreover, the estimates and forecasts regarding the size and anticipated growth of EM&T’s target markets may also prove inaccurate. The expected addressable market for EM&T’s products and services may not materialize within the projected timeframe, or at all. Even if the market meets the size and growth estimates presented in this prospectus, EM&T’s business may not grow at similar rates, which could further affect its financial performance and the market price of EM&T Common Stock.

EM&T may be adversely affected by fluctuations in demand for and prices of battery metals, rare earth elements and its related products.

Because our revenue is expected to be derived from the sale of battery metals, magnets and rare earth elements, and its related products, changes in demand for, and the market prices of, these commodities, as well as taxes, tariffs, and other imposed fees, could significantly impact our profitability. Our financial results may be adversely affected by declines in the prices of battery metals, rare earth elements, and its related products. Prices for these materials are influenced by numerous factors beyond our control, including interest rates, exchange rates, inflation, shipping and logistics costs, global and regional supply and demand, industry trends such as competitor consolidation, and the political and economic conditions of producing countries. Furthermore, supply-side factors play a key role in price volatility, especially for rare earth elements, with production largely controlled by Chinese producers. The Chinese Central Government regulates production via quotas and environmental standards, which may be adjusted over time. Periods of oversupply or speculative trading can lead to significant fluctuations in market prices for these materials.

A prolonged or significant economic downturn in the U.S. or globally could place downward pressure on the market prices of battery metals, rare earth elements, and related products. Sustained periods of low prices could reduce revenue and limit access to development funds, potentially leading to reductions or suspensions in midstream processing operations, asset impairments, and reduced availability of materials for processing.

Demand for our products is closely linked to the demand for downstream products incorporating these materials, including electric vehicles, wind turbines, robotics, medical devices, military equipment, and other advanced technologies, as well as traditional automotive and electronic sectors. A slowdown in these markets may negatively affect demand for our products.

Conversely, extended periods of high commodity prices could lead to economic dislocations that destabilize supply and demand, affecting broader markets. While strong prices are generally beneficial to our financial performance, they can also drive the development of alternative technologies and competing sources, potentially reducing long-term demand for our products.

The success of EM&T’s business will depend, in part, on the growth of existing and emerging uses for battery metals, magnets and rare earth elements, and related products.

The success of our business will depend, in part, on the growth of existing and emerging uses for battery metals, and magnets and rare earth products. Our strategy is to develop these products, which are used in critical existing and emerging technologies such as hybrid and electric vehicles, wind turbines, robotics, medical equipment, military equipment, and other high-growth, advanced motion technologies. The success of our business hinges on the continued growth of these end markets and our ability to successfully commercialize battery metals, magnets and rare earth products in these markets. If the market for these critical technologies does not grow as we expect, grows more slowly than anticipated, or if demand for our products in these markets declines, our business, prospects, financial condition, and operating results could be adversely affected.

Additionally, the market for these technologies, particularly within the automotive industry, is cyclical, exposing us to increased volatility. It remains uncertain how macroeconomic factors will impact our business. Any unexpected costs or delays in commercializing these products we expect to develop, or lower-than-anticipated demand for the critical existing and emerging technologies that utilize our products, could have a material adverse effect on our financial condition and operational results.

Industry consolidation may result in increased competition, which could reduce our revenue.

Some of EM&T’s expected competitors have entered into, or may enter into, acquisitions, partnerships, or other strategic relationships to gain competitive advantages. Additionally, new entrants who are not currently considered direct competitors may enter EM&T’s expected market through such strategic moves. It is expected that this trend will continue as demand for battery metals, magnets and rare earth elements, and its related products increases globally.

Industry consolidation could result in competitors with more compelling product offerings, greater pricing flexibility, or business practices that make it harder for EM&T to compete effectively — whether through pricing, technology, or supply chain advantages. For example, in December 2021, China merged three state entities to form the China Rare Earth Group Co., Ltd., which now controls over half of China’s heavy rare earth supplies. This consolidation provides the China Rare Earth Group Co., Ltd. with enhanced pricing power over key rare earth elements like dysprosium and terbium, likely leading to shifts in the global supply chain.

Such consolidation and competitive pressures could have a material adverse effect on EM&T’s business, impacting its ability to compete on price, maintain market share, and achieve expected revenue growth.

EM&T’s profitability could be adversely affected if we fail to maintain satisfactory labor relations; work stoppages or similar difficulties could significantly disrupt our operations, reduce our revenues, and materially affect our results of operations.

EM&T’s expected production and recycling operations are dependent on the efforts of its employees. There is the potential for EM&T’s employees to seek representation as a collective unit in the future. This could lead to labor disputes, work stoppages, or other disruptions in EM&T’s operations, which could adversely affect its ability to meet production demands, reduce revenues, and materially impact its financial results.

Additionally, any work stoppages by third-party contractors or service providers involved in EM’s operations or development projects — such as the construction of new recycling facilities or expansion efforts — could cause significant delays, disrupt operations, reduce revenues, and have a material adverse effect on EM’s business and financial condition.

A shortage of skilled technicians and engineers may increase operating costs, adversely affecting our results of operations.

The efficient recycling and production of battery metals, magnets and rare earth elements, and related products requires skilled technicians and engineers proficient in modern techniques and equipment. As EM&T expands its operations and develops downstream capabilities, the need for skilled operators, maintenance technicians, engineers, and other specialized personnel will increase significantly.

If EM&T is unable to hire, train, and retain the necessary skilled workforce, it could face rising labor costs and challenges in achieving anticipated production levels on time. Such difficulties may delay operations, increase costs, and materially adversely affect EM&T’s business and financial results.

EM&T will depend on key personnel for the success of our business.

EM&T’s success is heavily dependent on the expertise and leadership of its senior management team and other key personnel. The loss of any member of senior management or key employees could negatively impact EM&T’s operations, strategic direction, and growth. If the services of any of these individuals were no longer available, EM&T may face difficulties in locating, attracting, or hiring qualified replacements on acceptable terms. Failure to retain or promptly replace key personnel could adversely affect EM&T’s business, operations, and overall performance.

Increasing costs or limited access to raw materials may adversely affect our profitability.

EM&T is expected to use significant amounts of feedstocks and raw materials to produce battery metals, magnets and rare earth elements and its related products. We will need to purchase feedstock and raw materials on the open market, exposing us to potential volatility in both the cost and availability of these raw materials. We may not be able to pass increased costs for these raw materials to our customers through price adjustments. A significant rise in the cost, or reduction in the availability, of these raw materials could substantially increase our operating costs, negatively affecting our profit margins and production volumes.

Fluctuations in transportation costs or disruptions in transportation services or damage or loss during transport could decrease our competitiveness or impair our ability to supply products to our customers, which could adversely affect our results of operations.

We will need to transport our products to our existing and future customers wherever they may be located. Finding affordable and dependable transportation is important because it allows us to supply customers around the world. Labor disputes, embargoes, government restrictions, work stoppages, pandemics, derailments, damage or loss events, adverse weather conditions, other environmental events, changes to rail or ocean freight systems or other events and activities beyond our control could interrupt or limit available transport services, which could result in customer dissatisfaction and loss of sales potential and could materially adversely affect our results of operations.

EM&T’s facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, or health epidemics or pandemics.

EM&T’s expected operations may be significantly impacted by events beyond its control, including natural disasters, wars, health epidemics or pandemics, or other unforeseen events. For example, if any of EM&T’s facilities, including its planned recycling and production facilities, are located in areas prone to natural disasters such as earthquakes, floods, or wildfires, these events could disrupt operations. Additionally, events like health epidemics or pandemics could lead to disruptions in the supply chain, workforce availability, or transportation logistics, all of which could negatively affect EM&T’s ability to produce and deliver its products.

In the event of major disruptions — such as earthquakes, extreme weather events, pandemics, or system failures — EM&T’s ability to maintain normal operations may be compromised. These events could force EM&T to halt or delay production and shipment of its products, which would lead to increased expenses and operational delays. Furthermore, breakdowns in EM&T’s information systems or communication networks, whether due to external events or technical failures, could further hinder operations.

Such disruptions, which could be outside of EM&T’s control, could have a material adverse impact on EM&T’s business, operating results, and financial condition.

EM&T’s ability to generate revenue may be diminished if substitutes for EM&T’s concentrates, oxides, metals, carbonates, sulfates, precursor cathode active material (pCAM), magnets, and their related products become available or if technological advancements reduce their demand.

The industries and end markets that we expect will rely on EM&T’s rare earth elements, battery metals, magnets, and related products — such as automotive, aerospace, defense, and consumer electronics — are subject to rapid technological advancements. If these industries develop new technologies or products that no longer require these materials, or if alternative materials that can perform similar functions become widely available, it could lead to a decline in demand for EM&T’s products.

A reduction in demand for EM’s rare earth elements, battery metals, and magnets could materially impact its ability to generate revenue, which would have an adverse effect on EM&T’s business, financial condition, and operational results. The emergence of viable substitutes or shifts in technology that reduce reliance on these materials could significantly weaken EM&T’s market position and revenue potential.

If EM&T is deemed to be an investment company under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult to operate or to execute its growth plans.

If EM&T is deemed to be an investment company under the Investment Company Act, it will be subject to additional regulatory requirements and its activities may be restricted, including:

•        restrictions on the nature of its investments;

•        limitations on its ability to borrow;

•        prohibitions on transactions with affiliates; and

•        restrictions on the issuance of securities.

Each of these may make it difficult for EM&T to run its business. In addition, the law may impose upon EM&T burdensome requirements, including:

•        registration as an investment company and subsequent regulation as an investment company;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

EM&T is expected to conduct its operations so that it is not required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority owned subsidiaries that are not themselves investment companies and are not relying on the exemption from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Though EM does not believe that its principal activities will subject it to the Investment Company Act, if EM&T were deemed to be subject to the Investment Company Act, compliance with the additional regulatory burdens discussed above would require additional expense and attention from management.

Risks Related to EM&T’s Intellectual Property

EM&T is expected to rely heavily on its intellectual property portfolio. If EM&T is unable to protect its intellectual property rights, its business and competitive position would be harmed.

EM&T may not be able to prevent unauthorized use of its intellectual property, which could harm its business and competitive position. EM&T is expected to rely upon a combination of the intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in its proprietary technologies. In addition, EM&T is expected to seek to protect its intellectual property rights through nondisclosure and invention assignment agreements with its employees and consultants and through non-disclosure agreements with business partners and other third-parties. Despite EM&T’s efforts to protect its proprietary rights, third-parties may attempt to copy or otherwise obtain and use its intellectual property or be able to design around its intellectual property. Any patent that may be held by EM&T at the Closing or to be issued to EM&T could be challenged, invalidated, unenforceable or circumvented. Monitoring unauthorized use of EM&T’s intellectual property is difficult and costly, and the steps EM&T will take to prevent misappropriation may not be sufficient. From time to time, third-parties may infringe EM&T’s intellectual property rights. Litigation may be necessary to enforce or protect EM&T’s rights or to determine the validity and scope of the rights of others. Any litigation could be unsuccessful, cause EM&T to incur substantial costs, divert resources away from EM&T’s daily operations and result in the impairment of EM&T’s intellectual property. Failure to adequately enforce EM&T’s rights could cause it to lose rights in its intellectual property and may negatively affect its business. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard EM&T’s intellectual property portfolio.

Patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States or have onerous filing requirements. Therefore, EM&T’s intellectual property rights may not be as strong or as easily enforced outside of the United States, and efforts to protect against the unauthorized use of EM&T’s intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. Further, competitors may copy its designs and technology and operate in countries in which EM&T will not have prosecuted its intellectual property. Although EM&T’s ownership of future patents may not be disputed, until the process of updating its filings is complete, EM&T’s intellectual property rights with respect to such patents may not be as strong or as easily enforced. Failure to adequately protect EM&T’s intellectual property rights could result in its competitors using its intellectual property to offer products, and competitors’ ability to design around EM&T’s intellectual property would enable competitors to offer similar or better products or services, in each case potentially resulting in the loss of some of EM&T’s competitive advantage and a decrease in its revenue, which would adversely affect EM&T’s business, prospects, financial condition and operating results.

EM&T’s inability to protect its existing and future intellectual property rights could have a material adverse effect on its operations and success.

EM&T is expected to rely primarily on patent, trademark, trade secret and copyright laws in the United States and in other countries in which its products are produced or sold, as well as other contractual restrictions, such as licenses and nondisclosure and confidentiality agreements, to protect EM&T’s current and future intellectual property. Additionally, the patent, trade secret and trademark laws of some countries, or their enforcement, may not protect EM&T’s intellectual property rights to the same extent as the laws of the United States. Failure to protect EM&T’s intellectual property rights may result in the loss of valuable proprietary technologies, which could have a material adverse effect on EM&T’s business, financial condition or operating results. EM&T cannot assure that its intellectual property rights will not be challenged, invalidated, circumvented or rendered unenforceable.

If EM&T fails to successfully enforce its intellectual property rights, its competitive position could suffer. EM&T may also be required to spend significant resources to monitor and police its intellectual property rights. Similarly, if EM&T were to infringe on the intellectual property rights of others, its competitive position could suffer.

Furthermore, other companies may duplicate or reverse engineer EM&T’s technologies or design around its patents. In some instances, litigation may be necessary to enforce EM&T’s intellectual property rights and protect its proprietary information, or to defend against claims by third-parties that EM&T’s products infringe their intellectual property rights. Any litigation or claims brought by or against EM&T, whether with or without merit, may incur significant cost and EM&T might not be in the position to finance it. EM&T cannot assure that the outcome of such potential litigation will be in its favor. An adverse determination in any such litigation will impair EM&T’s intellectual property rights and may harm its business, prospects and reputation. In addition, any intellectual property litigation or claims against EM&T could result in the loss or compromise of its intellectual property and proprietary rights, subject it to significant liabilities, require it to seek licenses on unfavorable terms, prevent it from manufacturing or selling certain products or require it to redesign certain products, any of which could harm EM&T’s business and results of operations.

EM&T is expected to file new patents for new inventions that will be incorporated into new products; however, such patent filings may never be issued, or certain claims may be rejected, or may need to be narrowed, which may limit the protection EM&T attempts to obtain. In addition, companies, organizations or individuals, including competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit, or interfere with EM&T’s ability to make, use, develop, sell or market its products, which would make it more difficult for EM&T to operate its business. These third-parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with EM&T’s intellectual property or technology. This may require EM&T to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in EM&T having to significantly increase development efforts and resources to redesign its technology in order to safeguard its competitive edge against competitors.

With respect to unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets necessary to develop and maintain its competitive position, while EM&T generally is expected to enter into confidentiality agreements with its employees and third-parties to protect its intellectual property, EM&T cannot assure you that its confidentiality agreements will not be breached, that they will provide meaningful protection for EM&T’s trade secrets and proprietary manufacturing expertise or that adequate remedies will be available in the event of an unauthorized use or disclosure of EM&T’s trade secrets or manufacturing expertise. In addition, EM&T’s trade secrets and know-how may be improperly obtained by other means, such as a breach of its information technology security systems or direct theft.

EM&T may need to defend itself against intellectual property infringement claims, which may be time-consuming and could cause EM&T to incur substantial costs.

Companies, organizations or individuals, including EM&T’s current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with EM&T’s ability to make, use, develop or sell its products, which could make it more difficult for EM&T to operate its business. From time to time, EM&T may receive inquiries from holders of patents or trademarks inquiring whether EM&T is infringing their proprietary rights and/or seek court declarations that they do not infringe upon EM&T’s intellectual property rights. Companies holding patents or other intellectual property rights relating to recycling and midstream processing of e-Scraps, batteries, spent magnets, rare earth elements and its related products as well as AI and robotics may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if EM&T is determined to have infringed upon a third-party’s intellectual property rights, EM&T may be required to do one or more of the following:

•        cease selling, incorporating or using products that incorporate the challenged intellectual property;

•        pay substantial damages;

•        obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

•        redesign its products or service offerings.

In the event of a successful claim of infringement against EM&T and its failure or inability to obtain a license to the infringed technology, EM&T’s business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s attention.

EM&T also is expected to license patents and other intellectual property from third parties, and EM&T may face claims that its use of this intellectual property infringes the rights of others. In such cases, EM&T may seek indemnification from its licensors under its license contracts with them. However, EM&T’s rights to indemnification may be unavailable or insufficient to cover its costs and losses, depending on its use of the technology, whether it chooses to retain control over conduct of the litigation and other factors.

EM&T’s patent applications may not result in issued patents or its patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on EM&T’s ability to prevent others from interfering with its commercialization of its products.

EM&T’s patent applications may not result in issued patents, which may have a material adverse effect on EM&T’s ability to prevent others from commercially exploiting products similar to EM&T’s. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, EM&T cannot be certain that the patent applications that it files will result in patents being issued or that its patents and any patents that may be issued to it will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which EM&T has developed and is developing its technology. In addition to those who may claim priority, any of EM&T’s existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus EM&T cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if its patent applications succeed and EM&T is issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide EM&T with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than in the United States. In addition, the claims under any patents that issue from EM&T’s patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to EM&T’s. The intellectual property rights of others could also bar EM&T from licensing and exploiting any patents that are issued from its pending applications. In addition, patents issued to EM&T may be infringed upon or designed around by others, and others may obtain patents that EM&T needs to license or design around, either of which would increase costs and may adversely affect EM&T’s business, prospects, financial condition and operating results.

There is uncertainty regarding the ability of each of the subsidiaries to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt about each subsidiary’s ability to continue as a going concern.

Each of the Company’s recently acquired subsidiaries’ historical financial statements have each been prepared under the assumption that the company will continue as a going concern. The independent auditor for each of the Company’s recently acquired subsidiaries has issued a report on the audited financial statement for the years ended December 31, 2025 and December 31, 2024, as applicable, that includes an explanatory paragraph expressing substantial doubt in the subsidiary’s ability to continue as a going concern for one year from the date of such report. The ability of each subsidiary to continue as a going concern, and the combined company to continue as a going concern is dependent on each subsidiary’s ability to obtain additional equity or debt financing or to generate cash flow from operations. Their financial statements do not include any adjustments that might result from the outcome of this uncertainty. The substantial doubt regarding the potential ability of each subsidiary to continue as a going concern may adversely affect its ability to obtain such debt or equity financing on reasonable terms or at all, or to execute their business strategies. Additionally, if any subsidiary is unable to continue as a going concern, investors, including holders of EM&T Common Stock following the closing of the Business Combination, may lose some or all of their investment.

We are dependent upon information technology systems, operational technology, and digital infrastructure to conduct our business, and these systems are subject to cyber threats, disruption, damage, and failure. Any unauthorized access to, disclosure, or theft of confidential, proprietary, or personal information that we gather, store, or use could harm our reputation, disrupt our operations, subject us to claims or litigation, and adversely affect our business, financial condition, or results of operations.

We maintain significant volumes of information necessary to operate our business, including confidential and proprietary information, intellectual property, operational data, financial records, and personal information relating to employees, customers, suppliers, and other counterparties. We rely on information systems and network infrastructure to operate recycling facilities, manufacturing processes, logistics systems, and financial and accounting functions. Data maintained in digital form is inherently subject to the risk of unauthorized access, modification, exfiltration, destruction, or denial of access, and our systems may be vulnerable to cybersecurity incidents, including malware, ransomware, phishing, social engineering, denial-of-service attacks, insider threats, and other cyberattacks.

We also rely extensively on third-party service providers, cloud platforms, software vendors, and external data systems, including those supporting operational technology at manufacturing and processing facilities. These third parties may be subject to supply chain disruptions, system failures, or cybersecurity breaches, which could impair the availability or integrity of systems on which we depend. In certain circumstances, we provide confidential, proprietary, or personal information to third parties in order to pursue business objectives. While we seek contractual assurances regarding data protection and, where appropriate, monitor vendor security practices, we cannot guarantee that third parties will not experience cybersecurity incidents or that our information will not be compromised.

We seek to maintain information security programs and internal controls designed to identify, assess, and mitigate cybersecurity risks. However, developing and maintaining effective cybersecurity programs is costly, requires ongoing monitoring and investment, and must continually evolve to address emerging threats and vulnerabilities. Cyber threats are becoming increasingly sophisticated, including through the use of artificial intelligence, automation, and advanced social engineering techniques, and we may not be able to anticipate or prevent all forms of attack. As a result, the risk of unauthorized access to or compromise of our systems and data cannot be eliminated, and a material cybersecurity incident could occur despite our efforts.

If our information systems, operational technology, or data are compromised in a material way, our ability to operate our facilities, manage supply chains, conduct financial reporting, or protect proprietary technologies may be impaired. We could experience operational disruptions, production delays, equipment malfunctions, inaccurate recordkeeping, loss of intellectual property, or interruption of customer or supplier relationships. In addition, if personal information of employees or other individuals is misappropriated, we may suffer reputational harm, loss of employee trust or morale, increased regulatory scrutiny, and exposure to litigation, fines, penalties, or remediation costs.

Cybersecurity incidents could also require significant management time and resources to investigate, contain, remediate, and restore affected systems, and may require disclosure to regulators, customers, and counterparties. Our insurance coverage may not be sufficient to cover all losses, damages, or liabilities associated with cybersecurity incidents, and coverage may be subject to exclusions, deductibles, or coverage limits.

Techniques used to gain unauthorized access to or disrupt information systems are under continuous and rapid evolution, and we may not detect all threats in advance or be able to respond effectively to all incidents. As cyber threats continue to evolve, we may be required to incur substantial additional costs to enhance our security measures, modify systems and processes, or respond to and remediate vulnerabilities or incidents. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, or prospects.

Additional Risks Related to this Offering and the EM&T Common Stock

The price of the EM&T Common Stock may be volatile.

The price of the EM&T Common Stock may fluctuate due to a variety of factors, including:

•        changes in the industries in which EM&T and its customers operate;

•        developments involving EM&T’s competitors;

•        changes in laws and regulations affecting its business;

•        variations in its operating performance and the performance of its competitors in general;

•        actual or anticipated fluctuations in EM&T’s quarterly or annual operating results;

•        publication of research reports by securities analysts about EM&T or its competitors or its industry;

•        the public’s reaction to EM&T’s press releases, its other public announcements and its filings with the SEC;

•        actions by stockholders;

•        additions and departures of key personnel;

•        commencement of, or involvement in, litigation involving EM&T;

•        changes in its capital structure, such as future issuances of securities or the occurrence of additional debt;

•        the volume of shares of EM&T Common Stock available for public sale; and

•        general economic and political conditions, such as recessions, volatile interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of EM&T Common Stock regardless of the operating performance of EM&T.

Our failure to meet the continued listing requirements of The Nasdaq Global Market could result in a delisting of EM&T Common Stock.

EM&T Common Stock is currently listed on Nasdaq. If we fail to satisfy the continued listing requirements of The Nasdaq Global Market, such as the corporate governance requirements, minimum bid price requirement or the minimum stockholders’ equity requirement, Nasdaq may take steps to delist the EM&T Common Stock. Any delisting would likely have a negative effect on the price of the EM&T Common Stock and would impair stockholders’ ability to sell or purchase their EM&T Common Stock when they wish to do so.

In addition, we cannot assure you our securities will meet the continued listing requirements to be listed on Nasdaq in the future. If Nasdaq delists our common stock from trading on its exchange, we could face significant material adverse consequences including:

•        a limited availability of market quotations for our securities;

•        a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•        a limited amount of news and analyst coverage for our company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

If we fail to maintain compliance with all applicable continued listing requirements for the Nasdaq Global Market and Nasdaq determines to delist the EM&T Common Stock, the delisting could adversely affect the market liquidity of the EM&T Common Stock, our ability to obtain financing to repay debt and fund our operations.

If we fail to timely file our periodic reports with the SEC or regain compliance with Nasdaq’s continued listing requirements, our securities may be delisted from Nasdaq, which could adversely affect the liquidity and market price of our securities.

On May 21, 2026, we received a notice from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5250(c)(1) as a result of our failure to timely file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026. Although the notice had no immediate effect on the listing or trading of our securities, Nasdaq rules required us to file the Form 10-Q or submit a plan to regain compliance within 60 calendar days, or by July 20, 2026. If Nasdaq accepted such plan, Nasdaq could grant us an exception of up to 180 calendar days from the Form 10-Q filing due date, or until November 16, 2026, to regain compliance.

On May 22, 2026, we filed our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026. As a result of such filing, we believe we have cured the deficiency described in the Nasdaq notice and regained compliance with Nasdaq Listing Rule 5250(c)(1), subject to Nasdaq’s confirmation. However, there can be no assurance that we will remain in compliance with Nasdaq’s continued listing requirements in the future. If we fail to timely file future periodic reports with the SEC or otherwise fail to satisfy Nasdaq’s continued listing requirements,

Nasdaq may commence delisting proceedings. Any delisting of our securities could materially impair the liquidity and market price of our securities, reduce our ability to raise capital, and adversely affect our business and financial condition.

EM&T is a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, will qualify for exemptions from certain corporate governance requirements. If EM&T relies on these exemptions, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

David Wilcox, the Executive Chairman of the Board of Directors of EM&T, indirectly beneficially owns 416,436,066 shares of Common Stock held by The Zeus Trust, UA dated April 15, 2025, where Mr. Wilcox serves as the trustee of the trust, representing approximately 70.18% of the voting power of the outstanding EM&T Common Stock, and, therefore controls a majority of the voting power of EM&T outstanding common stock. EM&T is a “controlled company” within the meaning of applicable rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:

•        that a majority of the board consists of independent directors;

•        for an annual performance evaluation of the nominating and corporate governance and compensation committees;

•        that the controlled company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        that the controlled company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

While EM&T does not intend to rely on these exemptions, EM&T may use these exemptions now or in the future. As a result, EM&T’s stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

EM&T does not intend to pay cash dividends for the foreseeable future.

EM&T currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of EM&T’s board of directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant. As a result, you may not receive any return on an investment in EM&T Common Stock unless you sell EM&T Common Stock for a price greater than that which you paid for it. See the section entitled “Market Price and Dividend Information.”

EM&T Common Stock may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

EM&T Common Stock may be subject to “penny stock” rules (generally defined as non-exchange traded stock with a per-share price below US$5.00) in the future. If we are unable to maintain our listing on Nasdaq and EM&T Common Stock is no longer listed on the Nasdaq, unless we maintain a per-share price above US$5.00, EM&T Common Stock will become “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

Legal remedies available to an investor in “penny stocks” may include the following:

•        If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

•        If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell EM&T Common Stock and may affect your ability to resell EM&T Common Stock.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, EM&T Common Stock will not be classified as a “penny stock” in the future.

If analysts do not publish research about EM&T’s business or if they publish inaccurate or unfavorable research, EM&T’s stock price and trading volume could decline.

The trading market for the EM&T Common Stock will depend in part on the research and reports that analysts publish about its business. EM&T does not have any control over these analysts. If one or more of the analysts who cover EM&T downgrade the EM&T Common Stock or publish inaccurate or unfavorable research about its business, the price of its common stock would likely decline. If few analysts cover EM&T, demand for the EM&T Common Stock could decrease and the EM&T Common Stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering EM&T in the future or fail to publish reports on it regularly.

EM&T may be subject to securities litigation, which is expensive and could divert management attention.

The market price of EM&T Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. EM&T may be the target of this type of litigation and investigation, or past investigations and litigation may resurface in the future. Securities litigation against EM&T could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.

Future resales of the EM&T Common Stock may cause the market price of the EM&T Common Stock to drop significantly, even if EM&T’s business is doing well.

The [479,065,047] shares held by the Sponsor, certain of the Sponsor Persons, the EM Equityholder and the Equityholders of the Korean Companies may be sold after the expiration of the applicable lock-up period under the Sponsor Support and Lock-Up Agreement, the EM Equityholder Support and Lock-Up Agreement, and Shareholder Lock-Up Agreements in connection with the recently closed business combination of EM&T and the Organizational Documents. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time), including this registration statement, are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in EM&T’s share price or the market price of EM&T Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Future sales or other dilution of our equity could adversely affect the market price of EM&T Common Stock.

EM&T intends on growing its business organically as well as through acquisitions. One method of acquiring companies or otherwise raising capital is through the issuance of additional equity securities. The issuance of any additional shares of EM&T Common Stock or of preferred stock or convertible securities could be substantially dilutive to holders of EM&T Common Stock. Moreover, to the extent that we issue restricted stock units, performance stock units, options or warrants to purchase shares of EM&T Common Stock in the future and those options or warrants are exercised or as the restricted stock units or performance stock units vest, our stockholders may experience further dilution. Holders of EM&T Common Stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our stockholders. The market price of our common stock could decline as a result of sales of shares of EM&T Common Stock or the perception that such sales could occur.

EM&T is an emerging growth company and smaller reporting company, and EM&T cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies make its shares less attractive to investors.

EM&T is an emerging growth company, as defined in the JOBS Act. For as long as EM&T continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. EM&T will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of WTMA’s initial public offering, (b) in which EM&T has total annual gross revenue of at least $1.235 billion or (c) in which EM&T is deemed to be a large accelerated filer, which means the market value of shares of the EM&T Common Stock that are held by non-affiliates exceeds $700.0 million as of the prior June 30, and (2) the date on which EM&T has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. EM&T expects to use this extended transition period for complying with new or revised accounting standards and, therefore, EM&T will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

EM&T is also a “smaller reporting company” as defined in the Exchange Act. Even after EM&T no longer qualifies as an emerging growth company, it may still qualify as a smaller reporting company, which would allow it to take advantage of many of the same exemptions from disclosure requirements, including exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in EM&T’s periodic reports and proxy statements.

EM&T is able to take advantage of the smaller reporting company scaled disclosures for so long as its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of its second fiscal quarter, or its annual revenue is less than $100.0 million during the most recently completed fiscal year and its voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of its second fiscal quarter.

EM&T cannot predict if investors will find its common stock less attractive because the combined company may rely on these exemptions. If some investors find the EM&T Common Stock less attractive as a result, there may be a less active trading market for the EM&T Common Stock and its market price may be more volatile.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from EM&T’s business operations.

As a public company, EM&T is subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, EM&T will incur significant legal, accounting and other expenses. EM&T’s entire management team and many of its other employees need to devote substantial time to compliance and may not effectively or efficiently manage its transition into a public company.

These rules and regulations result in EM&T incurring substantial legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for EM&T to obtain director and officer liability insurance, and EM&T may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for EM&T to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

Each of the recently acquired subsidiaries in connection with the Business Combination with EM&T has identified one or more material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of each of the subsidiaries’ and EM&T’s consolidated financial statements and have other adverse consequences.

In the course of preparing the financial statements that are included in this prospectus, management of each of the recently acquired subsidiaries in connection with the Business Combination with EM&T has identified one or more material weaknesses in internal control over financial reporting. Specifically, (i) EM’s management identified material weaknesses in the Company’s internal control over financial reporting arising from a lack of sufficient accounting personnel with appropriate experience and technical expertise to design, implement, and operate effective controls; the absence of formalized internal control policies and procedures over financial reporting processes; ineffective controls over the valuation of derivative liabilities; ineffective controls over the completeness and accuracy of accrued expenses; ineffective controls over the recognition of interest income, including the assessment of nonaccrual status; and (ii) management of each of the Korean Companies identified similar material weaknesses resulting from a lack of formalized internal control and inadequate segregation of duties in the processes over financial reporting, a lack of sufficient levels of human resources and technical accounting experience, a lack of documentation, policies and procedures and inadequate design and operation of control activities, such as information technology general controls. Management of EM&T concluded that the applicable material weakness or weaknesses are due to the fact that, prior to the consummation of the Business Combination, such subsidiaries were private companies with limited resources and did not have the necessary business processes and related internal controls, or the appropriate resources or level of experience and technical expertise, that would be required to oversee financial reporting processes or to address the accounting and financial reporting requirements.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the applicable subsidiaries’ financial statements would not be prevented or detected on a timely basis. These deficiencies could result in misstatements to such subsidiaries’ financial statements that would be material and would not be prevented or detected on a timely basis.

It may take EM&T time to develop the requisite internal control framework. EM&T’s management may conclude that its internal control over financial reporting is not effective, or the level at which EM&T’s controls are documented, designed, or reviewed is not adequate, and may result in EM&T’s independent registered public accounting firm issuing a report that is qualified. In addition, the reporting obligations may place a significant strain on EM&T’s management, operational and financial resources and systems for the foreseeable future. EM&T may be unable to complete its evaluation testing and any required remediation in a timely manner.

While EM&T intends to implement measures to remediate the material weaknesses in the subsidiaries’ internal control over financial reporting, there is no guarantee that the material weaknesses can be remediated in a timely fashion or at all. The material weaknesses will not be considered remediated until EM&T’s management designs and implements effective controls that operate for a sufficient period of time and EM&T’s management has concluded, through testing, that these controls are effective. EM&T’s management will monitor the effectiveness of EM&T’s remediation plans and make changes EM&T’s management determines to be appropriate.

If not remediated, these material weaknesses could result in material misstatements to EM&T’s annual or interim financial statements that would not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If EM&T is unable to assert that its internal control over financial reporting is effective, or when required in the future, if EM&T’s independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of EM&T’s financial reports, the market price of EM&T Common Stock could be adversely affected and EM&T could become subject to litigation or investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

Our certificate of incorporation, as amended, provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our shareholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of EM&T, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of EM&T to EM&T or EM&T’s stockholders, (iii) any action asserting a claim against EM&T, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iii) above, (a) any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction, and (b) any action or claim arising under the Exchange Act or the Securities Act for which, unless EM&T consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act.

The exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange of 1934, as amended, the Securities Act of 1933, as amended, or any claim for which the federal courts have exclusive or concurrent jurisdiction. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find these provisions of our certificate of incorporation to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

An active market for our securities may not develop and the market price of our Common Stock may decline which would adversely affect the liquidity and price of our securities.

On January 5, 2026, EM&T became a publicly traded company through its business combination with Welsbach Technology Metals Acquisition Corp. (“WTMA”), a special purpose acquisition company. In connection with the closing of the Business Combination, WTMA changed its name to Evolution Metals & Technologies Corp. and our Common Stock commenced trading on the Nasdaq Global Market on January 6, 2026 under the ticker symbol “EMAT.” The price of our securities may vary significantly due to factors specific to the Company as well as to general market or economic conditions. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

Additionally, the market price of our Common Stock may decline as a result of the Business Combination for a number of reasons including if:

•        investors react negatively to the prospects of our business and the prospects of the Business Combination;

•        the effect of the Business Combination on our business and prospects is not consistent with the expectations of financial or industry analysts; or

•        We do not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial or industry analysts.

Holders of our securities may face significant restrictions on the resale of our securities due to state “Blue Sky” laws.

Each state has its own securities laws, often called “blue sky” laws, which (i) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (ii) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker must be registered in that state. We do not know whether our Common Stock will be registered or exempt from registration under the laws of any state. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our Common Stock. You should therefore consider the resale market for our Common Stock to be limited, as you may be unable to resell your Common Stock without the significant expense of state registration or qualification.

Substantial future sales of shares of our Common Stock could cause the market price of our Common Stock to decline.

The market price of shares of our Common Stock could decline as a result of substantial sales of our Common Stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our Common Stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares.

The Selling Securityholder may sell a large number of shares, resulting in substantial diminution to the value of shares held by existing stockholders.

The Selling Securityholder may sell a large number of the Conversion Shares that it acquires upon conversion of the Convertible Debentures. As a result, existing stockholders and new investors could experience substantial diminution in the value of their shares of the Company’s Common Stock. Additionally, we do not have the right to control the timing and amount of any sales by the Selling Securityholder.

The issuance of shares of our Common Stock to the Selling Securityholder upon conversion of the Convertible Debentures, may result in dilution of holders of our Common Stock and have a negative impact on the market price of our Common Stock.

Pursuant to the Securities Purchase Agreement with the Selling Securityholder, the Company agreed to issue and sell to the Selling Securityholder Convertible Debentures in the aggregate principal amount of up to $100,000,000, which will be convertible into shares of the Common Stock. The First Debenture in the principal amount of $20,000,000 was issued on May 7, 2026. The second Convertible Debenture in the principal amount of $5,775,000 is expected to be issued upon effectiveness of this Registration Statement on Form S-1. Additionally, pursuant to the Securities Purchase Agreement, up to $74,225,000 in Convertible Debentures shall be purchased in subsequent tranches from time to time upon the mutual agreement of the Company and the Selling Securityholder.

Each Convertible Debentures will have a purchase price equal to 97% of principal amount thereunder. Each Convertible Debenture is convertible into Conversion Shares at a conversion price equal to the lower of $12.09 or 95% of the lowest daily volume-weighted average price (“VWAP”) during the 5 consecutive trading days immediately preceding the conversion date, however, the conversion price will not be lower than $1.86 (the “Floor Price”). The Company shall not issue any Conversion Shares upon conversion of the Convertible Debentures held by the Selling Securityholder if the issuance of such Conversion Shares would exceed the aggregate number of Common Stock that the Company may issue in compliance with the Company’s obligations under the rules or regulations of the Nasdaq Stock Market (the “Exchange Cap”). The Exchange Cap will not apply if the Company obtains the approval of its stockholders as required by the applicable rules of the Nasdaq Stock Market for issuances of Common Stock in excess of such amount. In addition, no conversion will be permitted to the extent that, after giving effect to such conversion, the holder together with the certain related parties would beneficially own in excess of 4.99% of the Common Stock outstanding immediately after giving effect to such conversion, subject to certain adjustments.

Without giving effect to any other potential future issuance other than pursuant to the Convertible Debentures and assuming that (a) the full amounts with respect to the conversion of the Convertible Debentures are paid in shares of our Common Stock (without giving effect to the interest and fees accrued thereunder) and (b) the

Conversion Price at which we issue shares is the Floor Price, such issuances could represent in the aggregate approximately 53 million shares of Common Stock or approximately 9.06% of the total number of shares of Common Stock outstanding as of May [___], 2026, after giving effect to only such issuances. The timing and frequency at which we issue shares of Common Stock under the Convertible Debentures is subject to the Selling Securityholder’s decision to convert the Convertible Debentures into shares of Common Stock. The issuance of shares of our Common Stock to the Selling Securityholder upon conversion of the Convertible Debentures, may result in dilution of holders of our Common Stock and have a negative impact on the market price of our Common Stock.

Investors who buy shares of Common Stock from the Selling Securityholder at different times will likely pay different prices.

The Selling Securityholder may resell all, some or none of their shares of the Company’s Common Stock at any time or from time to time in its sole discretion and at different prices. As a result, investors who purchase shares from the Selling Securityholder at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Securityholder.

Risks Related to EM&T’s Technology, Products and Manufacturing

EM&T will be subject to many hazards and operational risks at its facilities, that can result in potential injury to individuals, disrupt its business (including interruptions or disruptions in operations at its facilities), and subject EM&T to liability and increased costs (any of which could have a material adverse effect on EM&T’s business, financial condition and results of operations).

EM&T’s processes involve the controlled use of chemicals, including flammable and combustible materials that are potentially hazardous. As a result, EM&T’s operations, including processing activities related to the recovery of materials from lithium-ion batteries and e-scrap including, among other things, the lithium-ion battery recycling process, are subject to various industrial risks, including discharges or releases of flammable or hazardous materials, dangers resulting from confined operating spaces, fires, explosions, and mechanical failures. For example, lithium-ion battery cells can rapidly release stored energy by venting smoke and flames, which can ignite nearby materials and other lithium-ion cells. These risks can result in personal injury, loss of life, catastrophic damage to or destruction of property and equipment or environmental damage, and related legal proceedings, including those commenced by regulators, neighbors, or others. They may also result in an unanticipated interruption or suspension of our operations and the imposition of liability. Any disruption in EM&T’s recycling or production processes could result in delivery delays, scheduling problems, increased costs or production interruption, which, in turn, may result in its customers deciding to utilize EM&T’s competitors.

Notwithstanding EM&T’s plans for extensive safety procedures and training, the risk of injury or property damage will not be completely eliminated. While EM&T expects to maintain adequate insurance coverage, EM&T cannot guarantee that it will be able to maintain adequate insurance at reasonable rates or that its insurance coverage will be adequate to cover claims that may arise. Any incident involving the batteries processed by EM&T could lead to lawsuits, recalls, or redesign efforts, all of which would be time-consuming, costly, and could damage EM&T’s brand image and reputation. In the event of an incident or accident, EM&T’s business could be disrupted and EM&T could be liable for damages, and any such liability could exceed EM&T’s resources, and have a negative impact on its financial condition and results of operations. The loss or shutdown over an extended period of operations at any of EM&T’s facilities, including, among others, our planned lithium-ion battery recycling facility, or any losses relating to these risks could also have a material adverse impact on its business, financial condition, results of operations and prospects.

EM&T’s success will depend on its ability to manufacture its products, including concentrates, oxides, metals, carbonates, sulfates, precursor cathode active materials (pCAM), magnets, and their related products, economically, at scale, with high quality, and in accordance with customer specifications.

EM&T’s success relies heavily on its ability to execute its plans to develop, manufacture, market, and sell its range of products, including battery metals, magnets and rare earth elements, and its related products. This includes securing reliable access to critical spent inputs — such as lithium-ion batteries and e-scrap containing rare earths and precious metals — and efficiently converting those materials into high-value products at commercial scale. EM&T must be able to produce these products in sufficient quantities and to the agreed-upon specifications to meet customer demands across industries such as automotive, aerospace, defense, and consumer electronics.

EM&T has limited experience in large-scale production of these materials and products, and there is no certainty that the technologies it uses will result in efficient, automated, low-cost manufacturing processes capable of meeting the necessary quality, price, design, and production standards. Even if EM&T successfully develops its manufacturing capabilities and reliably sources its components, it may face challenges such as significant delays, cost overruns, or supply chain issues beyond its control. These factors could prevent EM&T from meeting its production timelines or satisfying customer requirements, which could have a material adverse impact on its business, prospects, operating results, and financial condition.

Moreover, any failure by EM&T to develop new technologies or to respond to changes in existing technologies could delay the introduction of new products, resulting in product obsolescence, decreased revenues, and loss of market share to competitors. Additionally, if EM&T’s products or technologies are rendered obsolete or non-competitive by innovations from other companies, or if they fail to comply with prevailing industry standards, EM&T’s financial condition, cash flows, and results of operations could be materially and adversely affected.

EM&T’s success depends on its ability to generate revenue and operate profitably, which relies in part on its ability to identify target customers and convert these contacts into substantial orders or expand existing customer relationships.

EM&T’s profitability will be significantly influenced by its ability to secure orders for its battery metals, magnets and rare earth elements, and its related products. In some cases, EM&T expects these products to be delivered to customers on an early trial deployment basis, allowing customers to evaluate whether they meet their performance requirements before committing to larger, meaningful orders. If EM&T’s target customers decide not to place substantial orders, or fail to order products at all, this could negatively impact EM&T’s business, prospects, and financial performance.

Additionally, some customers may require contractual protections, such as price reductions or compensation, obligating EM&T to either deliver additional products or reimburse them for losses due to late deliveries or failure to meet agreed-upon performance standards. Delays in delivering battery metals, magnets and rare earth elements, and its related products, unexpected performance issues, or other unforeseen complications could prevent EM&T from fulfilling its contractual commitments. This could result in delays in obtaining essential materials, defects in material or workmanship, or production issues, all of which could lead to unanticipated revenue losses, earnings shortfalls, or financial penalties.

Any of these events could have a detrimental effect on EM&T’s business, prospects, operating results, and financial condition.

EM&T may not be able to negotiate material agreements necessary for the operation of its business on satisfactory terms, or at all.

EM&T may not procure the amount of lithium-ion batteries and battery materials necessary for the operation of its battery manufacturing business, which could have a material adverse effect on EM&T’s business, results of operations and financial condition. EM&T expects to rely on third-party suppliers and manufacturers for the purchase of lithium-ion batteries and other battery-related materials. If EM&T or its affiliates are unable to negotiate definitive supply agreements or transaction confirmations with such suppliers on acceptable terms, or if counterparties fail to perform under such agreements, EM&T’s ability to maintain consistent production and meet customer demand may be impaired.

If critical components or raw materials used to manufacture EM&T’s products become scarce or unavailable, it could lead to manufacturing delays and harm EM&T’s business.

EM&T, along with its contract manufacturers, relies on a limited number of suppliers for the raw materials and hardware components necessary to produce its battery metals, magnets and rare earth elements, and its related products. EM&T does not have long-term agreements with its suppliers, meaning they will not be obligated to continue providing the materials or components EM&T requires. This reliance presents significant risks and uncertainties, as EM&T cannot guarantee an adequate or timely supply of necessary raw materials, components, or products.

Lead times for sourcing limited-availability materials can range from six to 12 months, depending on supplier conditions, contract terms, and market demand. Periodically, EM&T may face unreliable access to essential supplies, and shortages could delay order fulfillment. As demand for these components rises, prices may increase, further impacting EM&T’s supply chain.

If EM&T or its contract manufacturers cannot source raw materials and components in the required quantities, quality, or at acceptable prices, EM&T may struggle to deliver its products on time and at a competitive cost. This could lead to customer contract terminations, increased production costs, and significant harm to EM&T’s business, operating results, and financial condition. Moreover, if suppliers are unable or unwilling to provide critical materials, EM&T may need to find alternative suppliers or redesign its products to accommodate different components, likely causing delays in manufacturing and shipping.

EM&T’s dependency on suppliers becomes even more critical when introducing new products, which often require unique components not used in other product lines. Securing reliable sources for these components at the required volumes — driven by unpredictable customer demand — can be challenging. Any supply chain constraints may slow the rollout of new products, adversely affecting EM&T’s business, results of operations, and financial condition.

The impact of the conflict in Ukraine and geopolitical instability in the Middle East, including tensions involving Iran, on the global economy, energy and commodity supplies and raw materials is uncertain and may negatively impact EM&T’s business and operations.

The ongoing conflict between Russia and Ukraine, along with the associated sanctions and penalties imposed by governments worldwide, has created substantial uncertainty in the global political and economic landscapes. In addition, escalating tensions and conflicts in the Middle East, including conflicts involving Iran and its regional counterparts, have increased geopolitical instability and have contributed to volatility in global energy markets, shipping routes, and commodity prices. While EM&T’s operations are expected to be primarily in the United States (e-scrap recycling and battery recycling) and Korea (magnet making and rare earth elements processing), with no direct operations or exposure to customers or vendors in Russia, Ukraine, Iran, or other countries directly involved in these conflicts, EM&T will continue to monitor the potential effects these events may have on the global economy, its business, and its operations, as well as those of its suppliers and customers.

These geopolitical conflicts and tensions may disrupt global trade flows, increase shipping and insurance costs, and contribute to higher energy prices and inflationary pressures. For example, instability in the Middle East could affect global oil and natural gas markets, disrupt key maritime trade routes, or trigger additional sanctions or trade restrictions, which in turn could increase EM&T’s operational costs or disrupt the availability and pricing of raw materials and critical minerals used in its operations.

Similarly, the conflict in Ukraine has led to increased inflation, escalating energy and commodity prices, and a constrained availability of certain raw materials, all of which could increase EM&T’s operational costs. EM&T cannot fully predict the long-term impact that current and future governmental actions or global events may have on the economy, the critical minerals and materials industry, or EM&T’s business, financial condition, results of operations, or cash flows.

To the extent that the conflict in Ukraine or instability involving Iran and the broader Middle East, adversely affects EM&T’s business, it could also heighten other risks, such as disruptions to the supply chain, volatility in raw material prices, cybersecurity threats, shifts in demand for EM&T’s battery metals, magnets and rare earth elements, and its related products, or general market conditions. Any of these factors could negatively impact EM&T’s business, financial condition, results of operations, or cash flows.

EM&T’s profitability may depend on achieving cost reductions through scaling up manufacturing of its products, and failure to do so could materially affect its business.

EM&T will have limited experience in manufacturing certain of its battery metals, magnets and rare earth elements, and its related products at high volumes. It is uncertain whether, or when, EM&T will be able to develop efficient, low-cost manufacturing processes that will allow it to scale production while maintaining the necessary standards of quality, speed, price, engineering, and design.

If EM&T is unable to develop such processes and capabilities, it could have a material adverse impact on its business, financial condition, and results of operations. There is no guarantee that EM&T will achieve significant reductions in labor and machinery costs typically associated with higher production levels. Failure to realize these cost reductions could negatively impact EM&T’s profitability and overall financial performance.

EM&T’s expansion plans include complex projects that will require significant capital expenditures and are subject to significant risks and uncertainties.

As EM&T seeks to grow its business, expanding its production capacity by building additional plants will be critical to meet increasing demand for its battery metals, magnets and rare earth elements, and its related products. These projects will require substantial capital investment, and EM&T’s ability to fund these complex construction projects depends on securing adequate financial resources.

There is no assurance that EM&T will complete these plant construction projects within the projected budget, as unforeseen technical and construction challenges could significantly increase costs. Additionally, EM&T cannot guarantee that these projects will be completed on schedule due to potential delays, cost overruns, permitting issues, or construction difficulties. Furthermore, there is no certainty that the anticipated benefits of these new plants, such as increased production capacity or operational efficiencies, will be realized as expected.

Any significant delays, cost increases, or unforeseen challenges in completing the construction of new plants could prevent EM&T from scaling its operations as planned, which may negatively impact EM&T’s financial condition, customer confidence, and operating results.

Any acquisitions EM&T undertakes may disrupt its business, adversely affect its operations, dilute its stockholders, and expose it to significant costs and liabilities.

Acquisitions are expected to be a key element of EM&T’s business strategy, and EM&T expects to pursue acquisitions to increase revenue, expand its market position, enhance its product and service offerings, and improve its technological capabilities. These acquisitions may also be driven by dynamic market conditions or other strategic and financial goals. However, there is no guarantee that EM&T will identify suitable acquisition targets or successfully complete acquisitions on favorable terms, or at all. Additionally, any acquisitions EM&T does complete could involve several risks, including:

•        The identification, acquisition, and integration of acquired businesses require significant management attention. This diversion of focus, along with challenges in the integration process, could negatively impact EM&T’s business.

•        Acquisitions demand considerable investment, including evaluating which new product and service offerings to acquire, aligning offerings, expanding management capabilities, and improving market presence and technological features.

•        Anticipated benefits from acquisitions may not be fully realized, due to loss of clients or personnel from the acquired business, difficulties in transitioning and supporting clients, failure to achieve expected synergies, or negative organizational effects from integrating new personnel.

•        EM&T may encounter difficulties in integrating personnel, technologies, operations, and existing contracts from the acquired business.

•        EM&T may fail to identify all problems, liabilities, or challenges associated with the acquired business, including intellectual property issues, regulatory compliance, revenue recognition practices, or employee and client concerns.

•        To fund future acquisitions, EM&T may issue additional shares of common stock or pay cash. Issuing shares could dilute current stockholders, while using cash reserves could limit EM&T’s ability to pursue other opportunities. Borrowing funds for cash purchases would increase fixed obligations and potentially impose covenants or restrictions on EM&T’s operations.

•        Acquisitions expose EM&T to assumed known and unknown liabilities, such as contractual, tax, regulatory, and legal obligations from the acquired business, for which indemnities or insurance may be insufficient or unavailable.

•        New acquisitions may generate significant intangible assets, leading to substantial amortization charges and possible impairments.

•        The operations of acquired businesses may require different accounting methodologies, assumptions, and estimates than those used by EM&T, complicating financial statements and increasing the risk of accounting errors or audit complexities.

•        Acquired businesses may lack sufficient internal controls, requiring remediation efforts by EM&T. Integrating these businesses may also require enhancements to EM&T’s internal controls, increasing administrative expenses and the risk of non-compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

•        Acquisitions can sometimes result in disputes with former owners of the acquired company, leading to increased legal expenses, management distractions, and the risk of adverse legal outcomes if EM&T is not the prevailing party.

EM&T’s foreign operations expose EM&T to additional business, financial, regulatory and geopolitical risks, and any adverse event could have a material adverse effect on its results of operations.

EM&T primarily operates in the U.S. and Korea, but its business relationships (customers and suppliers) are expected to span more than five countries, including the U.S., Korea, and several European, Asian, and African nations. EM&T may explore opportunities to expand into new geographic markets and introduce new products. EM&T may also acquire businesses or product lines that strengthen its market position, allow entry into attractive markets, expand technological capabilities, or provide synergistic opportunities.

However, EM&T has limited experience operating outside of its core markets, including the U.S. and Korea. Expanding internationally will require additional resources, infrastructure, and controls, including new manufacturing and assembly facilities. Each new market that EM&T enters may present different characteristics, and success will depend on EM&T’s ability to adapt to these differences. Furthermore, international expansion could expose EM&T’s business to a range of risks, including:

•        Compliance with multiple, potentially conflicting and evolving governmental laws, regulations, and permitting processes, including trade, labor, environmental, banking, employment, privacy, and data protection laws, such as the EU Data Privacy Directive, as well as tariffs, export quotas, customs duties, and other trade restrictions.

•        Adherence to U.S. and foreign anti-bribery laws, including the Foreign Corrupt Practices Act (“FCPA”).

•        Challenges in collecting payments in foreign currencies and managing foreign currency exposure.

•        Longer payment cycles in certain countries, along with difficulties in enforcing contracts and collecting receivables.

•        Complexities in complying with conflicting and changing tax laws across jurisdictions where EM&T operates, as well as the consequences of changes in U.S. tax laws related to international operations.

•        Insufficient protection of proprietary rights in some countries compared to U.S. laws, potentially limiting EM&T’s ability to safeguard its intellectual property.

•        Local laws and business practices that may favor domestic competitors or restrict foreign ownership of certain businesses.

•        Varying regional economic and political conditions.

•        The need to conform to local business customs, including translating materials into foreign languages and associated costs.

•        Reduced availability of government incentives and subsidies in some regions.

•        The need for changes to EM&T’s established business model to fit local markets.

•        Fluctuations in the cost of alternative power sources outside the U.S.

•        Challenges in staffing and managing foreign operations, coupled with higher travel, infrastructure, legal, and compliance costs associated with international business.

•        Unique customer installation challenges in unfamiliar markets, which may require tailored solutions for each country.

•        Differing demand levels across EM&T’s diverse customer base, including commercial and industrial customers, utilities, and independent power producers.

•        Restrictions on the repatriation of earnings.

These risks, along with other unforeseen challenges, could negatively impact the success of EM&T’s international expansion efforts, adversely affecting its results of operations and profitability.

Additionally, instability or disruption in key geographic regions — whether due to war, terrorism, civil unrest, natural disasters, or other factors — could adversely impact EM&T’s business. For example, the ongoing conflict between Russia and Ukraine, which began in February 2022, has led to severe sanctions and export controls imposed by the U.S. and other governments where EM&T plans to operate. The broader consequences of the conflict are difficult to predict but could include further sanctions, regional instability, supply chain disruptions, and adverse effects on macroeconomic conditions, currency exchange rates, and financial markets — all of which could negatively affect EM&T’s business or results of operations.

Exchange rate fluctuations may materially affect EM&T’s results of operations and financial conditions.

Fluctuations in exchange rates, particularly between the U.S. dollar, Korean won, and the euro, may adversely affect EM&T. EM&T’s business may be affected by fluctuations in exchange rates, which may have a significant impact on EM&T’s results of operations and cash flows from period to period.

EM&T is subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws could subject EM&T to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect EM&T’s business, prospects, financial condition and results of operations and also its reputation.

EM&T is subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which EM conducts or in the future may conduct activities, including the FCPA and other anti-corruption laws and regulations, including in foreign jurisdictions. The FCPA will prohibit EM&T and its officers, directors, employees and business partners acting on EM&T’s behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations in the U.S. or foreign jurisdictions could materially and adversely affect EM&T’s business, financial condition and results of operations and also its reputation. Although EM&T’s policies and procedures are expected to be designed to ensure compliance with these regulations may not be sufficient and EM&T’s directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which EM&T may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject EM&T to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect EM&T’s business, prospects, financial condition and results of operations and also its reputation. In addition, changes in economic sanctions laws in the future could adversely impact EM&T’s business and investments in its securities.

Cybersecurity breaches or information technology disruptions could impact EM&T’s business and operations.

EM&T’s information technology systems could be breached by outside parties’ intent on extracting information or disrupting business processes. EM&T’s systems are expected to contain critical information about its business, including intellectual property and confidential information of its customers, suppliers and employees. While EM&T is expected to have safeguards in place to prevent unauthorized access and to safeguard its information systems against cyberattacks, the risk of outside parties accessing EM&T’s information systems remains. Additionally, continued geopolitical turmoil, including the ongoing conflict between Russia and Ukraine, and the instability involving Iran and the broader Middle East, has heightened the risk of cyberattacks. Like many businesses, EM&T’s information technology systems will likely be subject to unauthorized access attempts, which could disrupt EM&T’s business operations and result in failures or interruptions in its computer systems and in loss of critical information and assets, including EM&T’s intellectual property and confidential business information. In addition, the theft and/or unauthorized use or publication of EM&T’s trade secrets and other confidential business information as a result of such an incident could adversely affect its competitive position, result in a loss of confidence in the adequacy of its threat mitigation and detection processes and procedures, cause EM&T to incur significant costs to remedy the damage caused by the incident, divert management’s attention and other resources, and reduce the value of EM&T’s investment in research and development.

Computer malware, viruses, ransomware, hacking, phishing attacks and other network disruptions could result in security and privacy breaches, loss of proprietary information and interruption in service, which would harm EM&T’s business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in EM&T’s services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing attacks or denial of service, against online networks have become more prevalent and may occur on EM&T’s systems. Any attempts by cyber attackers to disrupt EM&T’s future services or systems, if successful, could harm EM&T’s future business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage EM&T’s reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Any measures EM&T may implement or adopt in the future that are designed to detect and protect against cyber attacks, EM&T’s facilities and systems, and those of its third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, acts of vandalism, or other events. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and EM&T may not be able to cause the implementation or enforcement of such preventions with respect to its third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers. There are several factors ranging from human error to data corruption that could materially impact the efficacy of any processes and procedures designed to enable EM&T to recover from a disaster or catastrophe, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular cyber-attack, disaster or catastrophe or other disruption, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which would adversely affect its business and financial results.

Fluctuations in the price of certain feedstock and raw materials, and EM&T’s inability to obtain raw materials and products, could have an adverse effect on the margins of its products, its business, and its operating results.

The cost of feedstock and raw materials that EM&T is expected to purchase from suppliers, including e-scrap, spent batteries, spent magnets, rare earth oxides and its related products, is expected to directly impact its product margins. As EM&T develops its processing capability, it may require additional feedstock and raw materials. The costs of these raw materials have been volatile, with increases driven by higher production costs and demand surges in the markets where EM&T operates in the future.

The prices of these materials fluctuate based on market conditions, global demand, and factors such as international trade relationships and the imposition of tariffs. Any reduced availability of these materials could lead to higher prices, negatively impacting EM&T’s profitability if it cannot pass on the increased costs through its products and services.

EM&T expects that the success of its business could be highly correlated to general economic conditions.

EM&T expects that the demand for its products and services could be highly correlated with general economic conditions, as a substantial portion of its revenue is expected to be derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions, including high rates of inflation and rising interest rates, in the United States or in other countries in which EM&T expects to operate may adversely impact its financial results. EM&T’s ability to develop its business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment and other factors. The inability to develop EM&T’s business would adversely affect its business, financial conditions and results of operations, and thereby an investment in its common stock.

EM&T is expected to compete with companies that have significantly more resources for their research and development efforts than EM&T or have received government contracts for the development of new products.

Several of EM&T’s competitors have received substantial funding from government or government-related sources to develop various technologies or products. Many of these organizations, along with several of EM&T’s other competitors, have longer operating histories and greater financial, technical, manufacturing, marketing, and sales resources than EM&T has. These competitors can leverage their substantial resources to gain a competitive advantage in the space.

Some of EM&T’s competitors may have broader product offerings and could leverage existing relationships with partners and customers to capture more business, potentially discouraging customers from engaging with EM&T. This may include offering products at zero or negative margins or bundling products and services. Additionally, innovative start-ups and larger companies making significant investments in research and development may develop similar or superior technologies that compete directly with EM&T’s offerings.

EM&T’s competitors may also form strategic partnerships or establish cooperative relationships with third parties, further enhancing their competitive advantage. If EM&T is unable to compete effectively, or if it must take costly actions to respond to competitive pressures, its business, financial condition, and results of operations could be adversely impacted.

In the markets EM&T is developing products for, it expects increasing competition, partly due to industry consolidation. This has enabled companies to strengthen their competitive positions and better compete against EM&T in the future. Competitors are expected also to vie with EM&T to:

•        Attract acquisition, joint venture, or collaboration opportunities.

•        License proprietary technologies that compete with those EM&T expects to develop.

•        Secure funding.

•        Attract and retain talented personnel.

These competitive factors may make it more challenging for EM&T to attract and retain customers, increase sales and marketing expenses, reduce profit margins, lower prices to stay competitive, and ultimately reduce market share and revenue. Any of these could materially impact EM&T’s financial condition and operating results.

There is no assurance that EM&T will be able to compete effectively against expected competitors. These expected competitors may succeed in developing and commercializing products faster than EM&T. Additionally, they may develop superior products or technologies that could render EM&T’s offerings obsolete or non-competitive. Failure to compete successfully could harm EM&T’s marketing efforts and financial health.

EM&T’s business and financial results may be adversely affected by the demands of operating in multiple jurisdictions and the need to comply with a myriad of foreign and domestic laws and regulations, including various environmental, health and safety, employment and taxation laws and regulations.

EM&T operates in multiple international jurisdictions and faces regulatory risks across these regions. EM&T is subject to a broad range of federal, state, local, and foreign environmental and safety laws, regulations, directives, rules, and ordinances. These are expected to cover employee health and safety, product composition, taxation, the discharge of pollutants into air and water, and the management and disposal of hazardous substances and waste. Compliance with these regulations, alongside any future changes in EM&T’s operations, may result in significant capital and operational costs, potentially having a material adverse impact on its financial performance.

EM&T may also incur substantial costs, such as fines, damages, or remediation expenses, or face interruptions to its operations due to violations of these laws, regulations, or permit requirements. Additionally, as EM&T develops its capacity, it may need to obtain permits, which could be costly and time-consuming. EM&T may encounter difficulties in securing these permits, which could delay or impede its growth plans.

Furthermore, the laws and regulations applicable to EM&T’s operations could change over time. New legislation or changes in the interpretation or enforcement of existing laws may force EM&T to alter its operations, increase costs, or limit certain business activities. On July 4, 2025, President Trump signed into law a legislation commonly referred to as One Big Beautiful Bill (“OBBB”) which extended a number of the expiring tax provisions currently in the Code and added a number of new ones. EM&T has not made any assessment at this time of how it may be affected by the tax provisions in OBBB, and whether any such provisions could have an adverse impact on EM&T’s tax liabilities or effective tax rate in the future. Any violations of environmental, health, and safety regulations could expose EM&T to administrative, civil, or criminal proceedings, resulting in substantial fines or other sanctions that may disrupt or limit its operations.

These challenges could have a material adverse effect on EM&T’s financial condition and operational results.

Potential litigation, regulatory actions or government investigations may significantly harm EM&T’s financial position, reputation and operating results.

EM&T may be involved, from time to time, in litigation or investigations arising in the normal course of business, such as contractual disputes, other commercial disputes, intellectual property matters, personal injury claims and other disputes with individuals, environmental issues, tax matters, and employment matters. These issues can be costly, and it is difficult to predict the financial exposure, if any, which may result from these matters. EM&T cannot assure that any such exposure, if any, will not be material to its business. Such litigation or investigations may also negatively impact EM&T’s reputation.

EM&T’s insurance coverage may not be adequate to protect it from all business risks.

EM&T may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God, and other claims against it, for which EM&T may have insufficient or no insurance coverage. The insurance policies that EM&T has may include significant deductibles or self-insured retentions, and EM&T cannot be certain that its insurance coverage will be sufficient to cover all future losses or claims against it. A loss that is uninsured or exceeds policy limits may require EM&T to pay substantial amounts, which could adversely affect EM&T’s financial condition and operating results.

If EM&T does not maintain effective internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in its financial reporting and adversely affect its business and operating results and the market price for its common stock.

Effective internal control over financial reporting is necessary for EM&T to provide reliable financial reports. EM&T may discover areas of its internal control over financial reporting that need improvement. If EM&T fails to properly and efficiently maintain an effective internal control over financial reporting, it could fail to report its financial results accurately.

EM&T may identify material weaknesses in the future, which could limit its ability to prevent or detect a material misstatement of its annual or interim financial statements. The occurrence of, or failure to remediate, any material weaknesses EM&T may identify could result in EM&T’s failure to maintain compliance with legal requirements, including Section 404 of the Sarbanes-Oxley Act and rules regarding timely filing of periodic reports, in addition to applicable stock exchange listing requirements, could cause investors to lose confidence in EM&T’s financial reporting, and could have an adverse effect on the market price of EM&T’s common stock. In addition, the occurrence of, or failure to remediate, any material weaknesses EM&T may identify in the future could increase the possibility of legal proceedings or a review by the SEC and other regulatory bodies. The costs of defending against such legal proceedings or administrative actions could be significant. EM&T also could face monetary judgments, penalties or other sanctions that could have a material adverse effect on its business, results of operations and financial condition.

PRIVATE PLACEMENT

The registration statement of which this prospectus forms a part registers the resale by the Selling Securityholder of up to 5,400,000 shares of Common Stock that can be issued upon the conversion of the Convertible Debentures.

On May 7, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with YA II PN, LTD. (the “Selling Securityholder”), a fund managed by Yorkville Advisors Global, LP, pursuant to which the Company agreed to issue and sell to the Selling Securityholder convertible debentures in the aggregate principal amount of up to $100,000,000 (the “Convertible Debentures” and each a “Convertible Debenture”), which will be convertible into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock,” and as converted, the “Conversion Shares”).

The first Convertible Debenture (the “First Debenture”) in the principal amount of $20,000,000 was issued on May 7, 2026. The second Convertible Debenture in the principal amount of $5,775,000 is expected to be issued upon effectiveness of this Registration Statement on Form S-1. Additionally, pursuant to the Securities Purchase Agreement, up to $74,225,000 in Convertible Debentures shall be purchased in subsequent tranches from time to time upon the mutual agreement of the Company and the Selling Securityholder.

Each Convertible Debentures will have a purchase price equal to 97% of principal amount thereunder. Each Convertible Debenture is convertible into Conversion Shares at a conversion price equal to the lower of $12.09 or 95% of the lowest daily volume-weighted average price (“VWAP”) during the 5 consecutive trading days immediately preceding the conversion date, however, the conversion price will not be lower than $1.86 (the “Floor Price”). The Company shall not issue any Conversion Shares upon conversion of the Convertible Debentures held by the Selling Securityholder if the issuance of such Conversion Shares would exceed the aggregate number of Common Stock that the Company may issue in compliance with the Company’s obligations under the rules or regulations of the Nasdaq Stock Market (the “Exchange Cap”). The Exchange Cap will not apply if the Company obtains the approval of its stockholders as required by the applicable rules of the Nasdaq Stock Market for issuances of Common Stock in excess of such amount. In addition, no conversion will be permitted to the extent that, after giving effect to such conversion, the holder together with the certain related parties would beneficially own in excess of 4.99% of the Common Stock outstanding immediately after giving effect to such conversion, subject to certain adjustments.

The First Debenture bears interest at an annual rate of 5.0%, unless an event of default occurs and remains uncured, upon which the Convertible Debentures will bear interest at an annual rate of 18.0%. The Convertible Debentures will mature on November 7, 2027.

The Company will not be required to make monthly cash payments pursuant to the Convertible Debentures unless an Amortization Event, as such term is defined below, has occurred and then the Company will make monthly cash payments each month until the entire outstanding amount under the Convertible Debentures have been repaid. An “Amortization Event” means (i) the VWAP of the Company’s Common Stock is lower than the Floor Price for any five of seven consecutive trading days, (ii) the Company has issued in excess of 99% of the Common Stock available under the Exchange Cap or (iii) the Selling Securityholder is unable to use the Registration Statement, as such term is defined below, for a period of 10 consecutive trading days.

The monthly cash payments will be in an amount equal to 1/5 of the original principal amount (or the outstanding principal amount of the Convertible Debentures if lower than such amount), plus a payment premium of 5% and all accrued and unpaid interest as of the date of such payment. Such Amortization Event payments will commence 7 days following the Amortization Event.

The Securities Purchase Agreement includes customary registration rights, investor protections, and provisions governing trading activity, including limitations on short selling. The Company intends to use the proceeds from the facility for general corporate purposes, including supporting the expansion of its operations and development initiatives.

On May 7, 2026, pursuant to the Securities Purchase Agreement, the Company and the Selling Securityholder entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Selling Securityholder is entitled to certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Registration Rights Agreement, the Company is required to, on the 30th calendar day following the date of the Securities Purchase Agreement, file with the Securities and Exchange Commission a registration statement (the “Registration Statement”) registering the resale by the Selling Securityholder of 5.4 million Conversion Shares. Under the Registration Rights Agreement, the Selling Securityholder was also granted piggyback registration rights under certain conditions as described in the Registration Rights Agreement.

On May 7, 2026, pursuant to the Securities Purchase Agreement, the Company and the Selling Securityholder entered into a Global Guarantee Agreement (the “Global Guarantee Agreement”), pursuant to which, the Company and its subsidiaries agreed to guarantee all of the Company’s obligations under the Convertible Debentures.

The Selling Securityholder will receive all the proceeds from the sale of shares of Common Stock under this prospectus. We will not receive any proceeds from these sales. We have agreed to bear the certain expenses relating to the registration of the shares of our Common Stock being registered herein for the Selling Securityholder.

See “Plan of Distribution” elsewhere in this prospectus for more information.

USE OF PROCEEDS

All of the shares of Common Stock offered by the Selling Securityholder pursuant to this prospectus will be sold by the Selling Securityholder for its respective account. We will not receive any of the proceeds from these sales. The Selling Securityholder will pay any underwriting discounts, selling commissions or transfer taxes incurred in disposing of such shares of Common Stock and the expenses of any attorney or other advisor they decide to employ. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of Common Stock covered by this prospectus. These may include, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws and the fees and disbursements of our counsel and of our independent registered public accounting firm and reasonable fees.

DETERMINATION OF OFFERING PRICE

Our Common Stock is currently listed on the Nasdaq Global Market under the symbol “EMAT.” Sales of Common Stock by the Selling Securityholder may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Securityholder may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholder, the purchasers of the Common Stock, or both. If required, the number of Common Stock to be sold, the public offering price of those shares of Common Stock, the names of any underwriters, broker-dealers or agents and any applicable commission or discount will be included in a supplement to this prospectus, called a prospectus supplement. Because all of the Common Stock offered under this prospectus are being offered by the Selling Securityholder, we cannot currently determine the price or prices at which the Common Stock may be sold under this prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

Market Information

The Company’s securities were previously traded under the symbols of its predecessor, Welsbach Technology Metals Acquisition Corp. (“WTMA”), on Nasdaq. WTMA’s units (each consisting of one share of common stock and one-half of one warrant), common stock, and rights were listed under the symbols “WTMAU,” “WTMA,” and “WTMAR,” respectively. At the effective time of the Business Combination between WTMA and Evolution Metals, each WTMA unit automatically separated into its component securities and ceased trading as a separate security.

Upon completion of the Business Combination, the combined company, Evolution Metals & Technologies Corp. (“EM&T”), began trading on Nasdaq under the symbol “EMAT” for its Common Stock.

EM&T’s Common Stock has been publicly traded only for a limited period following the completion of the Business Combination. Accordingly, there was no established public trading market for EM&T’s Common Stock prior to that time.

On May [__], 2026, the last reported sale price of our Common Stock was $[____] per share. As of May [__], 2026, EM&T had 593,349,852 shares of common stock issued and outstanding, held of record by 73 holders.

Dividends

EM&T has not paid any cash dividends on its Common Stock to date. EM&T currently intends to retain any future earnings, if any, to fund operations, support expansion, and service debt obligations, and therefore does not anticipate declaring or paying cash dividends in the foreseeable future. Any future determination to declare and pay dividends will be at the discretion of EM&T’s Board of Directors and will depend on, among other factors, EM&T’s results of operations, financial condition, cash requirements, contractual restrictions, and other considerations that the Board may deem relevant. In addition, EM&T’s ability to pay dividends may be restricted by covenants under existing or future indebtedness incurred by EM&T or its subsidiaries.

Securities Authorized for Issuance Under Equity Compensation Plans

At the September 2, 2025, Special Meeting, WTMA stockholders confirmed their approval and adoption of the Evolution Metals & Technologies Corp. 2025 Equity Incentive Plan (the “Equity Incentive Plan”), which the WTMA stockholders previously approved and adopted at the special meeting of WTMA stockholders held on June 26, 2025 (the “June Special Meeting”). The Equity Incentive Plan became effective upon the Closing Date. The Equity Incentive Plan allows the Company to make equity and equity-based incentive awards, in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, cash-based awards, and certain other awards based on or related to shares of EMAT Common Stock, to officers, employees, directors and consultants.

225,000,000 shares of Common Stock are initially available for issuance or transfer pursuant to awards under the Equity Incentive Plan. On January 1st of each calendar year commencing January 1, 2026 and ending January 1, 2035, an additional number of shares of Common Stock will become available under the Equity Incentive Plan, with each such annual increase equal to the lesser of (A) 3% of the number of shares of Common Stock outstanding on December 31st of the immediately preceding calendar year, or (B) such lesser number of shares of Common Stock as determined by the EM&T board of directors or the compensation committee of such board (the “Share Pool.) The Share Pool is subject to adjustment in the event of a reorganization, recapitalization, stock split, stock dividend, reverse stock split, other similar change in the corporate structure of EM&T, or other corporate transaction or event having an effect similar to any of the foregoing, as further described in the Equity Incentive Plan (each, an “Adjustment Event”). The maximum aggregate number of shares of Common Stock that may be issued upon exercise of incentive stock options under the Equity Incentive Plan shall not exceed 225,00,000, as adjusted for Adjustment Events in accordance with the terms of the Equity Incentive Plan.

At the fiscal year ended December 31, 2025, there were no outstanding equity awards under the Equity Incentive Plan.

INFORMATION ABOUT EM

Unless otherwise noted or the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our,” “Evolution Metals,” or “EM” refer to the business of EM.

Our Business

EM was established in 2024 as a holding company for the acquisition of the Operating Companies. EM entered definitive share exchange agreements to acquire each of the Korean Companies. The acquisitions were consummated together with the consummation of the Business Combination on January 5, 2026.

EM is headquartered at 4040 NE 2nd Ave, Ste 349, Miami, Florida 33137.

Products

EM does not directly produce products; it functions as a holding company for its operating companies, which are responsible for production.

Main products & services

EM does not produce products directly; it serves as a holding company for its operating companies, which handle the production and delivery of goods and services across various sectors.

Research & Development

EM currently has no operating business and does not engage in R&D activities.

Suppliers

EM does not have any supplier agreements.

Customers

EM, as a holding company, does not currently have customers.

Intellectual Property

As a holding company, EM does not hold any intellectual property (“IP”).

Subsidiaries

Following the Business Combination, EM LLC holds its operating assets through Korea DRE, which in turn wholly owns:

•        KCM Industry Co., Ltd.

•        KMMI, Inc.

•        Handa Lab Co., Ltd.

•        NS World Co., Ltd.

Human Capital Resources

Employees

EM does not have any direct employees. EM’s operations are managed by its sole manager and through third-party contractors, consultants, and service providers who support EM’s business activities. EM relies on these external resources for operational, administrative, and technical support across its business functions.

Properties

As a holding company, EM does not directly own or lease any properties.

Commitments & Contingencies

EM does not have any ongoing, pending, or anticipated litigation. EM maintains a proactive approach to compliance and risk management, ensuring that it operates within legal and regulatory frameworks to avoid potential legal disputes. This careful management allows EM to focus on its strategic objectives without the distraction of legal challenges.

Directors & Executive Officers

Following the consummation of the Business Combination on January 5, 2026, EM LLC is a wholly-owned subsidiary of EM&T. EM LLC does not maintain a separate board of directors. Instead, EM LLC is managed by EM&T’s executive officers and overseen by EM&T’s Board of Directors in accordance with EM&T’s governance structure.

The day-to-day operations of EM LLC are directed by the executive management team of EM&T, including the Chief Executive Officer, Chief Financial Officer/Chief Operating Officer, President, and other senior executives of the parent company.

A summary of EM&T’s directors and executive officers is included in the “Management” section of this prospectus.

Executive Compensation

No compensation or benefits were paid or provided to Mr. Wilcox for his services to EM during the year ended December 31, 2025 and 2024. Further, during 2024 and as of the date of this filing, Mr. Wilcox was not party to any employment agreement or other compensation-related arrangement with EM. Further EM did not maintain an equity compensation program or have any equity awards outstanding as of December 31, 2025.

Employment Agreements

As of the date of this filing, EM has not entered into any formal employment agreements. EM’s operations are managed by its manager and through the engagement of third-party contractors, consultants, and service providers.

Director Compensation

EM does not maintain a non-employee director compensation program and no non-employee director of EM was compensated in such capacity during the fiscal years ended December 31, 2024 and December 31, 2025.

Certain Relationships & Related Party Transactions

EM does not have a formal written policy for the review and approval of transactions with related parties. Its unwritten policy with regard to transactions with related persons is that all material transactions are to be reviewed by EM’s manager for any possible conflicts of interest. The manager is responsible for review, approval, or ratification of “related-person transactions” involving EM and related persons.

The following are list of related party transactions:

•        On March 15, 2024 and April 16, 2024, EM made a consulting fee payment to Evolution Metals Corp. (“EMC”), a company majority-owned by David Wilcox, who is also the manager and beneficial owner of the voting EM Member Units, amounting to $50,000 in connection with advisory services provided by EMC in negotiating the deal to acquire subsidiaries.

•        Between March 27, 2024 and December 31, 2024, EM made an expense reimbursement payment to David Wilcox amounting to $335,083 in connection with out-of-pocket expenses incurred by David Wilcox and EMC in connection with its advisory services for EM.

•        On April 16, 2024, EM made a non-interest bearing promissory note to David Wilcox, the manager and beneficial owner of the voting EM Member Units, amounting to $1,000,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On September 3, 2024, EM made a non-interest bearing promissory note to David Wilcox, the manager and beneficial owner of the voting EM Members Units, amounting to $1,500,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On November 7, 2024, EM made a non-interest bearing promissory note to David Wilcox, the manager and beneficial owner of the voting EM Member Units, amounting to $100,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On December 18, 2024, EM made a non-interest bearing promissory note to David Wilcox, the manager and beneficial owner of the voting EM Member Units, amounting to $299,700 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On January 24, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $502,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On January 30, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $250,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On February 20, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $620,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On March 12, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $308,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On April 10, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $565,201 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On May 29, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $250,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On July 18, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $200,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On October 16, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $100,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On November 3, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $350,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On November 26, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $250,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On November 26, 2025, EM entered into two types of transactions with EMT Asia Co., Ltd., a company wholly owned by the EM’s voting member, whereby the EM advanced $1,940,000, pursuant to unsecured promissory notes bearing interest at 6% per annum and maturing on May 26, 2026 and EM’s subsidiaries borrowed approximately KRW 695,347,000 (approximately $484,000 as of December 31, 2025).

•        From March 2024 until the filing date, EM has funded $2,212,413 of loans to the Sponsor, which the Sponsor used to lend to WTMA for WTMA’s working capital. The funds of these loans were sourced from holders of EM Convertible Preferred Units.

Permits

As of the date of this filing, EM does not hold any operational permits or licenses.

Notifications or Approvals Requirements

There are no notification or consent requirements in relation to the business registration certificates that EM has obtained upon a change of control or change of the majority shareholder in EM as a result of the proposed Business Combination.

Websites

EM does not maintain a website.

Corporate Information

The registered office of EM is located at 4040 NE 2nd Ave, Ste 349, Miami, Florida 33137, which also serves as our corporate mailing address. EM’s telephone number is +1 561-225-3205.

EVOLUTIONS METAL LLC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2025 and as of December 31, 2024 and for the period from February 8, 2024 (inception) to December 31, 2024 and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected in any future period. Amounts are presented in U.S. dollars.

Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we,” “us,” “our,” “the Company” and “EM LLC” generally refer to Evolution Metals LLC.

Business Overview

EM LLC was formed in Delaware in February 2024 to develop a secure, reliable global supply chain for critical minerals and materials (“CMM”), leveraging advanced technologies and strategic consolidation of midstream and downstream manufacturers. The Company will support key industries, such as automotive while driving a sustainable future through efficient processing and the application of cutting edge robotics and artificial intelligence (“AI”).

To achieve this vision, the Company and Welsbach Technology Metals Acquisition Corp., a Delaware company (“WTMA or the “SPAC”) acquired the Four Entities (as defined below) critical to the CMM supply chain in order to combine initial capabilities believed to serve as the foundation for the Company’s growth — transforming raw materials into essential components for further manufacturing; recycling lithium batteries; producing materials that are essential feedstocks used in the production of advanced magnets, which include (a) bonded magnets that are vital components in various high-tech applications (including automotive, aerospace, and consumer electronics industries) and (b) sintered magnets that are crucial for high-performance applications (particularly in the defense and aerospace sectors where precision and durability are paramount); developing AI software and machines to drive automation, innovation, and efficiency to reduce labor costs, lower manufacturing reject rates, and automating the quality of control processes. The Operating Companies are expected to include Handa Lab Co., Ltd., a Korean company (“Handa Lab”), KCM Industry Co., Ltd., a Korean company (“KCM”), KMMI INC., a Korean company (“KMMI”), and NS World Co., Ltd., a Korean company (collectively with Handa Lab, KCM and KMMI, the “Four Entities” or the “Korean Companies”). The Company is expected to produce materials annually, including magnets and battery metals to meet the growing global demand driven by the electrification of transportation, the expansion of green energies, advancements in healthcare technologies, military and defense manufacturing, and consumer appliances, among others.

Recent Developments

Recent events impacting our business are as follows:

On January 5, 2026 (the “Closing Date”), following the approval at the special meeting of the shareholders of WTMA, held on September 2, 2025, WTMA Merger Subsidiary LLC, a Delaware limited liability company, and a wholly owned subsidiary of WTMA (the “Merger Sub”) consummated a merger (the “Merger”) with and into Evolution Metals LLC, a Delaware limited liability company, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of November 6, 2024, as amended by Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated as of November 11, 2024, as amended by Amendment No. 2 to Amended and Restated Agreement and Plan of Merger, dated February 10, 2025, as amended by Amendment No. 3 to Amended and Restated Agreement and Plan of Merger, dated March 31, 2025, as amended by Amendment No. 4 to Amended and Restated Agreement and Plan of Merger, dated June 11, 2025, as amended by Amendment No. 5 to Amended and Restated Agreement and Plan of Merger, dated July 21, 2025, and as amended by Amendment No. 6 to Amended and Restated Agreement and Plan of Merger, dated January 5, 2026 (the “Merger Agreement”). Accordingly, the Merger Agreement was adopted, and the Merger and other transactions contemplated thereby (collectively, the “Business Combination”) were approved and completed. At the closing of the Business Combination (the “Closing”) on January 5, 2026, pursuant to the Merger Agreement, Merger Sub merged with and into EM, with EM surviving the Merger as a wholly owned subsidiary of WTMA. On the Closing Date, pursuant to the Business Combination, WTMA changed its name to Evolution Metals & Technologies Corp. As part of the Business Combination and prior to the closing of the Merger, EM acquired Handa Lab, KCM, KMMI, and NS World.

On January 5, 2026, WTMA, entered into Amendment No. 6 to the Amended and Restated Agreement and Plan of Merger, which amended the Amended and Restated Agreement and Plan of Merger, by among other things, amended the recitals of the Merger Agreement, as well as certain definitions under the Merger Agreement, and also updated the list of minority equityholders.

On January 5, 2026, WTMA entered into that certain Agreement and Plan of Merger, dated as of January 5, 2026, by and among WTMA, EM, NewCo, Inc., a Delaware corporation (“NewCo”), and William David Wilcox Jr., as the sole stockholder of NewCo, as it may be amended or supplemented from time to time (the “Step 7 Merger Agreement”), pursuant to which Merger Sub will merge with and into NewCo (the Step 7 Merger), on the terms and subject to the conditions set forth in the Step 7 Merger Agreement, with NewCo continuing as the surviving corporation in the Step 7 Merger. Thereafter, on January 5, 2026, Merger Sub merged with and into EM, with EM surviving the Step 8 Merger as a wholly owned subsidiary of WTMA. On the Closing Date, pursuant to the Business Combination, WTMA changed its name to Evolution Metals & Technologies Corp.

Precedent Transaction Agreements

As contemplated by the Merger Agreement, EM and WTMA entered into the following transactions that were consummated in connection with the Closing (the “Precedent Transactions”) in order to effectuate the Business Combination and which occurred prior to or at the Closing.

On January 5, 2026, in the first step of the Precedent Transactions, the EM Equityholder formed a wholly owned subsidiary and Delaware corporation (“US NewCo”) and immediately thereafter contributed 13,000 of the limited liability company common member units of EM (the “EM Member Units”) to US NewCo in exchange for 100 shares of common stock of US NewCo.

On January 5, 2026, in the second step of the Precedent Transactions, EM formed (i) a wholly owned subsidiary and Korean Chusik Hosea company (“Korea NewCo”) and (ii) a wholly owned subsidiary and Korean non-Chusik Hosea company (“Korea DRE”).

On January 5, 2026, in the third step of the Precedent Transactions, Korea DRE elected to be classified as a disregarded entity for U.S. federal income tax purposes.

On January 5, 2026, in the fourth step of the Precedent Transactions, EM contributed $78,870,000 (the “Capital Contribution”) to the capital of, and assigned its rights under certain heads of agreement between EM and each of the Korean Companies to Korea NewCo.

On January 5, 2026, in the fifth step of the Precedent Transactions, EM caused Korea NewCo to distribute the Capital Contribution to EM in exchange for 16,571 EM Member Units.

On January 5, 2026, in Step 6-A of the Precedent Transactions, Korea NewCo acquired Korean DRE from EM in exchange for KRW 10,000,000, after which Korea DRE became a wholly owned subsidiary of Korea NewCo.

On January 5, 2026, in Step 6-B of the Precedent Transactions, each equity holder of each of the equityholders of each of the Korean Companies (collectively, the “Korean Equityholders”) who did not exercise his, her or its appraisal rights with respect to all of his, her or its equity interests in the applicable Korean Company exchanged, pursuant to certain share exchange agreements, as amended (the “Korean Company Exchange Agreements”), those of his, her or its equity interests in the applicable Korean Company owned by such equityholder with respect to which such equityholder did not exercise the appraisal right for the respective portions of the EM Member Units and the remaining EM Member Units, which represented the fair market value of the shares of the Korean Companies with respect to which the appraisal rights are exercised, were transferred by Korea NewCo to each applicable Korean Company.

On January 5, 2026, in Step 6-C of the Precedent Transactions, Korea NewCo, pursuant to an agreement and plan of merger, merged with and into Korea DRE, such that the separate existence of Korea NewCo ceased and Korea DRE became the surviving company.

On January 5, 2026, EM and the applicable Korean Companies executed the Step 6-D transaction documents providing for EM’s acquisition of all EM Member Units held by such Korean Companies for an aggregate purchase price of $48,118,084. The payment of Step 6-D is contractually required to occur on the earlier of (i) 14 calendar days following EM’s consummation of a capital raise exceeding $50,000,000, or (ii) the third anniversary of the Korean Company Exchange Agreements, after which the Korean Companies will become wholly owned subsidiaries of Korea DRE following the required redemptions of interests subject to appraisal rights.

On January 5, 2026, in the seventh step of the Precedent Transactions, Merger Sub merged with and into US NewCo pursuant to Step 7 Merger Agreement, such that (i) the separate existence of Merger Sub ceased and US NewCo became the surviving corporation and a wholly owned subsidiary of WTMA and (ii) the EM Equityholder received $61,875,098 worth of WTMA Common Stock in consideration for such merger.

On January 5, 2026, the Merger and related transactions consummated under the Merger Agreement at the Closing were the eighth step of the Precedent Transactions and occurred immediately following the seventh step of the Precedent Transactions.

Registration Rights Agreement

In connection with the Closing, EMAT, WTMA’s sponsor, Welsbach Acquisition Holdings LLC (the “Sponsor”), certain former holders of WTMA Common Stock, certain former members of EM and certain other entities (such holders, collectively, the “RRA Holders”) entered into the Amended and Restated Registration Rights Agreement, dated as of the Closing Date (the “Registration Rights Agreement”), pursuant to which, among other things, EMAT is obligated to file, within 180 days following the Closing Date, a shelf registration statement to register the resale of certain securities of EMAT, including EMAT Common Stock, held by the RRA Holders after the Closing. The Registration Rights Agreement also provides the RRA Holders with certain demand and piggy-back registration rights, subject to certain requirements and customary conditions.

The Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the Closing Date and (b) with respect to any RRA Holder, on the date that such RRA Holder no longer holds any securities permitted to be registered pursuant to the Registration Rights Agreement.

Lock-up Agreements

In connection with the Business Combination, on the Closing Date, the stockholders of the Korean Equityholders, EM Convertible Preferred Unit holders, and holders of EM Member Units entered into lock-up agreements with respect to their equity interests and the shares of EMAT Common Stock that they received in the Business Combination pursuant to which they agreed to certain restrictions on transfer of their securities until seven calendar days following the Closing or until up to the third anniversary of the Closing.

Issuance of Note Receivables and Note Receivables — Related Party

During 2024 and 2025, the Company entered into unsecured promissory notes with the Sponsor in the amounts of $1,191,865 and $1,127,262, respectively (the “WTMA Sponsor Notes”). The WTMA Sponsor Notes are non-interest bearing and mature on the earlier of the (a) Closing or (b) liquidation of WTMA.

During 2025 the Company entered into nine unsecured promissory notes with the voting member of the Company in the aggregate amounts of $3,145,000 (the “2025 Related Party Notes”). The 2025 Related Party Notes are non-interest bearing and mature on the earlier of (a) the Closing or (b) December 31, 2025.

Issuance of convertible preferred units

During the year ended December 31, 2025, the Company issued 24,441,000 convertible preferred units in exchange for $1.00 per unit for gross proceeds of $24,441,000 (the “2025 Preferred Units”).

All issuances of 2025 Preferred Units and Q4 2025 Preferred Units provide the investor an additional share allocation issuance equal to a pro rata percentage of 1.0% of the Company’s fully diluted ownership in New EM at closing of the Business Combination equal to the percentage of the investor’s investment into the Company’s convertible preferred units the investors purchase divided by either (a) $2,000,000 or (ii) $4,000,000, as determined by the terms of each investor’s convertible preferred unit agreement.

Results of Operations

As of December 31, 2025, the Company has not generated any revenue. Since inception, the Company’s expenses are associated with start-up and costs related to the potential Business Combination as described above.

The following table summarizes our financial results for the following periods:

	For the Year Ended December 31, 2025	For the Period from February 8, 2024 (inception) to December 31, 2024
Operating Expenses:
General and administrative	$7,948,985	$3,598,833
Sales and marketing	341,804	202,641
Loss from operations	(8,290,789)	(3,801,474)
Total other expense, net	(609,705,055)	(55,160,108)
Net loss	$(617,995,844)	$(58,961,582)

General and administrative

For all periods presented, general and administrative expenses consist primarily of legal fees, consulting fees and travel expenses associated with start-up expenditures and costs related to the potential Business Combination.

Sales and marketing

For all periods presented, sales and marketing expenses consist mainly of costs of awareness and marketing efforts in anticipation of the Business Combination.

Total other expenses, net

For the year ended December 31, 2025, total other expense, net consisted primarily of a $325,973,158 loss from the change in fair value of the July Investment Agreement Derivative, a $274,278,481 loss from the change in fair value of the CPU Share Allocation Obligations, a $9,417,652 allowance for credit losses, and a $403,536 day one loss on CPU Share Allocation Obligations, partially offset by $117,772 of interest income and $250,000 of other income.

For the period from February 8, 2024 (inception) to December 31, 2024, total other expense, net consisted primarily of a $20,160,319 day one loss on July Investment Agreement Derivatives, a $18,118,830 allowance for credit losses, a $15,571,302 loss from the change in fair value of the July Investment Agreement Derivative, a $1,860,869 loss from the change in fair value of the CPU Share Allocation Obligations, and a $227,994 day one loss on CPU Share Allocation Obligations, partially offset by $779,206 of interest income.

Liquidity and Going Concern

Historically, the Company’s primary sources of liquidity have been cash flows from issuance of convertible preferred units. The Company reported a net loss of $617,995,844 for the year ended December 31, 2025. As of December 31, 2025, the Company had an aggregate cash balance of $11,685,000 and a net working capital deficit of $659,955,000. These are indicators of substantial doubt as to the Company’s ability to continue as a going concern for at least one year from issuance of the consolidated financial statements. The Company’s ability to continue as a going concern is dependent upon the management of its expenses and its ability to obtain necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due, and upon profitable operations.

The Company’s future capital requirements will depend on many factors, including the Company’s timing and extent of its research, the acquisition of processing facilities and the consummation of a business combination. In order to finance these opportunities and associated costs, it is possible that the Company would need to raise additional financing if the proceeds received from the business combination and other equity financing are insufficient to support its business needs. While there can be no assurances, the Company intends to raise such capital through additional equity raises. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to it or at all. If the Company is unable to raise additional capital on acceptable terms when needed, its product development business, results of operations and financial condition would be materially and adversely affected.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date the audited consolidated financial statements were available to be issued. The audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Cash flows

The following table summarizes our cash flows from operating, investing and financing activities for the following periods:

	For the Year Ended December 31, 2025	For the Period from February 8, 2024 (inception) to December 31, 2024
Net cash used in operating activities	$(8,612,478)	$(3,138,108)
Net cash used in investing activities	$(6,014,463)	$(26,473,350)
Net cash provided by financing activities	$23,697,000	$32,226,168

Net cash flows used in operating activities

For the year ended December 31, 2025 and for the period from February 8, 2024 (inception) to December 31, 2024, net cash used in operating activities of $8,612,478 and $3,138,108, respectively, was a result of expenditure for the day-to-day operations of the Company. Included within this net cash used in operating activities for both periods are the non-cash expenses associated with recording derivative liabilities at fair value at issuance and re-measuring these derivative liabilities to fair value at the reporting period end as well as the allowance for credit losses.

Net cash flows used in investing activities

For the year ended December 31, 2025, net cash used in investing activities was $6,014,463 as a result of the Company’s issuance of note receivable and notes receivable, related party totaling $5,085,201, and acquisition of notes receivable of $2,000, partially offset by collection on a note receivables of $200,000.

For the period from February 8, 2024 (inception) to December 31, 2024, net cash used in investing activities was $26,473,350 as a result of the Company’s issuance of notes receivable of $10,723,650, issuance of notes receivable, related party of $3,249,700, and issuance of convertible notes receivable of $12,500,000.

Net cash flows provided by financing activities

For the year ended December 31, 2025, net cash provided by financing activities was $23,697,000 as a result of proceeds from issuance of convertible preferred units of $24,441,000 and proceeds from notes payable, related party of $489,737, partially offset by payments for deferred transaction costs of $1,233,737.

For the period from February 8, 2024 (inception) to December 31, 2024, net cash provided by financing activities was $32,226,168 as a result of proceeds from issuance of convertible preferred units of $17,730,005, proceeds from the July Investment Agreement of $17,500,017, and proceeds from issuance of member units of $100, partially offset by payments for deferred transaction costs of $3,003,954.

Off balance sheet arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025.

Critical Accounting Estimates

Basis of Presentation:    The accompanying audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), for interim financial information and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP. The accompanying audited consolidated financial statements reflect all adjustments including normal recurring adjustments, which, in the opinion of the Company’s management, are necessary to present fairly the financial position, results of operations, and cash flows for the periods presented in accordance with GAAP. References to GAAP issued by the FASB in the accompanying notes to the audited consolidated financial statements are to the FASB Accounting Standards Codification (“ASC”). The audited consolidated financial statements have been prepared assuming the Company will continue as a going concern. The accompanying audited consolidated financial statements are presented in US dollars and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments:    The Company’s financial instruments with a carrying value that approximates fair value consist of cash and cash equivalents, prepaid and other current assets, notes receivable, convertible notes receivable, accounts payable and accrued expenses because of the short-term nature or expected settlement dates of these instruments. The Company’s financial instruments that are measured at fair value on a recurring basis consist of money market funds, the July Investment Agreement Derivative, and the CPU Share Allocation Obligations.

Convertible Notes Receivable:    Convertible notes receivable consists of convertible promissory notes that can convert into a privately held company’s equity securities at the Company’s election and was accounted for as receivables in the scope of ASC 310, “Receivables”, which was initially recorded at present value and subsequently re-measured at amortized cost. The notes did not meet the definition of a debt security in the scope of ASC 320, “Investments — Debt Securities” (“ASC 320”). Convertible notes receivable is reported net of allowances for credit losses on the accompanying consolidated balance sheets.

Allowance for Credit Losses:    The Company recognizes an allowance for credit losses on notes receivable, convertible notes receivable and notes receivable, related party (collectively, the “Outstanding Receivables”) in an amount equal to the estimated probable losses net of recoveries. The Company currently monitors financial conditions of the companies from which it has Outstanding Receivables on a continuing basis. After considering current economic conditions and financial stability of its Outstanding Receivables counterparties, an allowance for credit losses is maintained in the consolidated balance sheets at a level which management believes is sufficient to cover all probable future credit losses as of the balance sheet date based on specific reserves and an expectation of future economic conditions that might impact collectability. The Company’s policy is to write off past-due accrued interest receivable by measuring an allowance for credit losses for accrued interest receivable on Outstanding Receivables balance. Outstanding Receivable are carried at amortized cost, net of allowances for credit losses. Amortized cost approximated book value as December 31, 2025 and December 31, 2024. After all reasonable attempts to collect a receivable have failed, the amount of the receivable is written off against the allowance.

Convertible Preferred Units:    EM Convertible Preferred Units consist of preferred units issued with either (i) an option to convert into New EM Common Stock at the option of the holders or (ii) automatic conversion into New EM Common Stock ninety days after closing of the Business Combination. The EM Convertible Preferred Units are accounted for as permanent equity in the scope of ASC 815, “Derivatives and Hedging” (“ASC 815”) and recorded at fair value which is representative of the proceeds received.

Derivative Liabilities:    Certain agreements the Company entered into either require the Company to issue or provide the Company the option to issue a variable number of shares of New EM Common Stock to certain investors and vendors. The Company applies ASC 480, “Distinguishing Liabilities and Equity” (“ASC 480”), ASC 815, and ASC 718, “Compensation — Stock Compensation” (“ASC 718”) in its evaluation of the terms of each agreement. Financial instruments that were identified in each agreement and

•        meet the criteria to be accounted for as a liability in accordance with ASC 480 were reported at fair value at issuance and re-measured to fair value each reporting period with changes in the estimated fair value of the liability recognized as a non-cash gain or loss on the accompanying consolidated statements of operations;

•        do not meet the criteria to be accounted for as a liability in accordance with ASC 480 and do not meet the criteria to be accounted for as equity in accordance with ASC 815 are accounted for as a liability and were reported at fair value at issuance and re-measured to fair value each reporting period with changes in the estimated fair value of the liability recognized as a non-cash gain or loss on the accompanying consolidated statements of operations;

•        meet the criteria of a liability-classified share-based payment transaction in accordance with ASC 718 were measured based on the fair value of the transaction on the date of grant and remeasured to fair value each reporting period until settlement.

Agreements where multiple financial instruments are identified that would individually warrant separate accounting as a derivative instrument are bundled together as a single, compound embedded derivative that is bifurcated and accounted for separately from the host contract in accordance with ASC 815.

INFORMATION ABOUT KCM

Unless otherwise noted or the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our”, “KCM” refer to the business of KCM and its subsidiaries.

All Korean Won (KRW) figures in this section have been converted to United States Dollars (USD) at an average daily exchange rate of USD/KRW 1,422.0 for the year ended December 31, 2025 and USD/KRW 1,363.98 for the year ended December 31, 2024.

Share Exchange Agreement

On February 10, 2025, EM entered into a definitive share exchange agreement to acquire KCM, which was amended on March 31, 2025. The closing of the KCM acquisition occurred concurrently with the consummation of the Business Combination on January 5, 2026, at which time KCM became a wholly owned indirect subsidiary of EM LLC through Korea DRE.

Our Business

KCM specializes in producing rare earth metals and alloys which play a crucial role in the production of rare earth magnets. These magnets are essential for various advanced technologies such as electric vehicles, wind turbines, and consumer electronics. KCM is involved in sourcing and processing rare earth elements, refining them into high-purity metals, and creating specialized alloys like neodymium-iron-boron (“NdFeB”) and samarium-cobalt (“SmCo”). These alloys are then transformed into magnet powders and sold downstream to be refined directly into bonded and sintered magnets. KCM collaborates closely with magnet manufacturers to ensure the materials meet specific performance standards, conducting rigorous quality control and testing to maintain high levels of purity, magnetic strength, and stability.

In addition to production, KCM is committed to sustainability and innovation, investing in research and development to create new materials and more environmentally friendly processes. It manages a global supply chain to ensure a steady flow of rare earth materials to key markets, while also engaging in strategic partnerships and collaborations with industry stakeholders and governments. Through these efforts, the company not only supports the rare earth magnet manufacturing industry, but also contributes to the advancement of green technologies and high-performance applications worldwide.

KCM — Overview

KCM was established in 2021 under the laws of Korea. KCM is a company specializing in rare earths metal/alloy production, a crucial component for rare earth magnet applications.

KCM has the state of the art technology and a global sales network to collaborate with downstream value chains of rare earth magnet manufacturing, including rare earth metals, rare earth alloys, rare earth magnet powders and bonded/sintered magnet producers.

KCM is a foreign private issuer, as defined under Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act.

Our Company

KCM was founded in 2021 to meet the growing global demand for advanced technologies that rely on rare earth magnets.

Rare earth elements are relatively scarce and challenging to extract and process. KCM was established to create a reliable and controlled supply of these critical materials, reducing dependence on foreign sources and enhancing national and industrial security. KCM has positioned itself to play a vital role in supporting economic growth, technological progress, and sustainability efforts globally through the supply of materials that support magnet creation.

Originally founded and now headquartered in South Korea, the Company believes it is one of the suppliers capable of producing rare earth alloy (NdFeB) powders in Korea.

Highlights

•        Market Growth:    Rapid expansion of electrification, particularly in automotive industry and increased demand for renewable energy which is expected to drive demand for magnets technologies. KCM has established dependable proprietary technology to develop high-purity metals.

•        Cutting-Edge Technology:    KCM utilizes advanced proprietary processes for refining, and alloying rare earth elements, ensuring the production of high-purity metals and alloys essential for rare earth magnets.

•        Global Supply Chain Integration:    With a robust global sales and distribution network, KCM ensures a reliable supply of rare earth materials to key markets, supporting industries like renewable energy, automotive, and electronics.

•        Strategic Industry Collaboration:    KCM works closely with magnet manufacturers and downstream partners, providing customized materials that meet specific performance requirements, and enabling the development of high-performance products.

KCM Strategy

•        Expansion of Production Capacity:    Scale operations by investing in existing refining facilities allows KCM to increase the production of rare earth metals and alloys to meet growing global demand.

•        Diversification of Product Portfolio:    Research and develop new rare earth alloys tailored for emerging applications, such as next-generation electric vehicles, robotics, and renewable energy technologies.

•        Expand into Adjacent Markets:    Explore opportunities in related markets, such as energy storage, medical devices, and aerospace, where rare earth materials are increasingly important but where we do not currently supply.

•        Strengthening Supply Chain and Logistics:    Develop more robust supply chain management strategies to mitigate risks associated with geopolitical tensions, trade restrictions, and raw material scarcity.

•        Strategic Acquisitions and Partnerships:    Pursue strategic partnerships for additional rare earth oxide feedstock sources to increase our production capabilities.

•        Customer Relationship Management:    Our proprietary metallurgy process allows for quick development of new high quality products enabling the ability to offer customers bespoke solutions.

Market Overview

Growth potential of the industry

The global magnets and magnetic material industry is poised for significant growth, driven by a variety of factors across key sectors such as electric vehicles, renewable energy, consumer electronics, healthcare, and defense applications. Current market dynamics and economic projections underscore the industry’s robust expansion potential as new magnetic technologies are continued to be developed.

One of the primary drivers of this growth is the rapid adoption of EVs. NdFeB magnets are critical components in the electric motors used in EVs, providing the necessary efficiency and power density for high-performance applications. As governments worldwide push for the adoption of cleaner transportation solutions and automakers accelerate their EV production, the demand for these high-performance magnets is expected to increase substantially.

According to Verified Market Forecast: Global Magnets and Magnetic Materials Market By Type, the global magnet and magnetic material market was valued at $10.46 billion in 2023 and is expected to reach $15.05 billion by the end of 2030, representing a CAGR of 6.26%. A large part of this growth is attributed to NdFeB magnets as demand for thermal degradation resistant materials become more important with the advancements in electric motors, generators and other high temperature applications.

Bonded Magnet Market

Bonded magnets, particularly those made from NdFeB, are known for their exceptional magnetic properties and flexibility in design. They can be manufactured in complex shapes and sizes, which makes them suitable for a diverse array of applications in technologies across automotive, energy, and defense. The bonded magnet market growth is driven by increasing demand across a wide range of applications. According to Verified Market Reports: Global Bonded Magnet Market By Type, the bonded magnet market was estimated to be $3.0 billion in 2023, and is forecasted to grow at a CAGR of approximately 6% through 2030 to $5.0 billion.

One of the key factors driving the growth of the bonded magnet market is the ongoing advancements in technology. As industries continue to push the boundaries of innovation, the demand for high-performance materials like bonded magnets increases. These magnets are crucial in various high-tech applications, including consumer electronics, where they are used in devices such as hard drives, speakers, and sensors. In industrial machinery, bonded magnets are employed in motors, actuators, and various automated systems, where their design flexibility and magnetic strength are highly valued.

Another significant driver of market growth is the emphasis on miniaturization and performance efficiency. In many modern applications, there is a need for smaller, lighter components that do not compromise on functionality. Bonded magnets meet this requirement by providing strong magnetic performance in compact and lightweight designs. This attribute is particularly important in fields like automotive engineering, aerospace, and renewable energy, where space and weight constraints are critical considerations.

Sintered Magnet Market

The sintered magnet market is undergoing a period of significant transformation, marked by robust growth and evolving demand across various sectors. Sintered magnets are renowned for their superior magnetic properties, including high magnetic strength and thermal stability. These characteristics make them indispensable in numerous industrial and technological applications. According to Verified Market Reports: Global Sintered NdFeB Magnet Market By Type, the sintered magnet market was estimated to be $2B in 2023, and is forecasted to grow at a CAGR of ~8% through 2030 to $4.3B.

The demand for sintered magnets is primarily driven by advancements in technology, increasing applications in various industries, and the growing need for magnetic materials that can retain their magnetic properties at high temperatures. These qualities are highly sought after in automotive, renewable energy, and defense industries where demand is a primary growth driver for the sintered magnet market.

The sintered magnet market is characterized by a strong emphasis on R&D to enhance the properties and performance of these materials. Innovations in manufacturing processes, such as improvements in powder metallurgy and magnetic alignment techniques, are leading to the production of sintered magnets with superior characteristics. These advancements enable manufacturers to meet the growing demands for higher efficiency, reliability and performance in various applications.

Products

Main products & services

Product	Product Detail
NdPr Metal	• Exceptional Magnetic Properties: NdPr metal is known for its strong magnetic characteristics, making it essential in the production of high-performance permanent magnets.
• Wide Applications: Used extensively in EVs, wind turbines, electronics, and other advanced technologies.
• High Purity: Produced through a rigorous process that ensures the metal’s purity, crucial for its effectiveness in critical applications.
• Energy Efficiency: NdPr metal enables the creation of powerful and lightweight magnets, contributing to the efficiency of modern technologies.
• Strongest Permanent Magnets: NdPr alloy is a key component in the production of NdFeB magnets, which are the strongest permanent magnets available.
• Precision Composition: The alloy is meticulously crafted to achieve the exact magnetic properties required for high-tech applications.
• Versatile Applications: Found in electric motors, generators, and a range of high-tech electronic devices, where compact and powerful magnets are necessary.
• Advanced Manufacturing: Produced through a process that ensures a fine-grained structure, enhancing the alloy’s magnetic properties and overall performance in various applications.

1       NdPr Metal:    NdPr metal is produced through a series of complex processes that begin with the extraction of rare earth ores containing neodymium and praseodymium. These ores undergo separation and purification to obtain high-purity neodymium and praseodymium oxides. The oxides are then subjected to a reduction process, typically through electrolysis, where an electric current is passed through the oxides to remove oxygen and yield pure NdPr metal. The resulting metal is then cast into ingots or other forms, ready for further processing or direct use in magnet production.

2       NdPr Alloy:    The production of NdPr alloy involves the precise melting and mixing of NdPr metal with other elements like iron and boron in a controlled furnace environment. The molten mixture is carefully monitored to ensure the correct composition, which determines the final magnetic properties of the alloy. After melting, the alloy is rapidly cooled, often through a process called quenching, to form a solid material with a fine-grained structure. This structure enhances the magnetic characteristics of the alloy. The solidified NdPr alloy is then processed into various forms, such as strips or blocks, which are subsequently used in the production of high-performance magnets.

Research & Development

Because the industries in which KCM competes are characterized by rapid technological advances, KCM’s ability to compete successfully depends moderately upon its ability to ensure a continual and timely flow of competitive technologies to improve processing capabilities. KCM continues to develop new technologies to enhance existing products and services and plans to expand the range of its offerings through R&D. KCM anticipates that it will continue to make significant expenditures for R&D as it seeks to provide new innovative processing capabilities.

KCM plans to test several new metal and powder making methods, in combination with the existing processes, to continue to assess processes that offer improved economics or quality over traditional methods.

Suppliers

The Company actively engages in purchase agreements with a network of third-party suppliers to secure the raw materials necessary for the production of NdPr oxide, NdPr metal, and NdPr alloy, which are integral to its manufacturing processes. These materials are essential for the production of high-performance magnetic products which support industries such as automotive, clean energy, and government contracting. The Company’s ability to meet customer orders is directly influenced by the availability and composition of these critical materials.

To ensure a steady supply of feedstock, the Company sources from reputable suppliers who can provide the required quality and quantities. Production capacity is highly responsive to the specific demands and orders received from customers, allowing the Company to adjust its operations based on the composition and volume of products required. However, the procurement of these materials is subject to certain challenges, including pricing volatility, supply availability, and compliance with various regulatory restrictions and guidelines.

Given the strategic importance of NdPr materials in the Company’s product offerings, the Company maintains close relationships with its suppliers to monitor and manage these risks. In the event of a supply disruption, pricing fluctuations, or other restrictions, the Company has contingency plans in place, which include the identification and qualification of alternative suppliers. These alternative sources are evaluated based on their ability to meet the Company’s stringent quality standards and to provide the necessary materials without significant delays or additional costs.

By proactively managing its supply chain and maintaining flexibility in its sourcing strategies, the Company aims to mitigate potential disruptions and ensure the continuous availability of feedstock. This approach not only supports the Company’s production capabilities but also strengthens its ability to fulfill customer orders efficiently and maintain its competitive edge in the market.

Marketing

Marketing magnetic powders made from rare earth oxides requires a targeted approach due to the highly specialized nature of the product. The company has industry relationships from the management team’s experience and network that has supported an initial customer base. The Company continues to focus marketing efforts on industries and companies that rely on advanced magnetic materials, as well as emphasizing the unique advantages of the Company’s products.

Customers

The Company manufactures and sells NdPr metal and NdPr alloys related to the manufacturing of neodymium iron boron magnets. The Company generally conducts its business transaction in the following order: (i) a customer delivers a request for quotation (a “RFQ”) to ask a fee quote, (ii) the Company provides the corresponding RFQ to such customer, (iii) the Company and the customer enter into a purchase order (a “PO”), and (iv) the Company manufactures the products in accordance with the PO’s and supply the customer with such products.

Client Acquisition Process

During its client acquisition process, the Company typically obtains a substantial agreement in the form of RFQ with the prospective customer. Each RFQ typically takes one to six months to draft, negotiate and execute and is usually 10 pages or longer with detailed steps from scoping to testing to contract. The steps are typically broken down into:

1.      Scoping Customer Solution (one to three months):    this step includes identifying the scope of solution required by and to be provided to prospective customers.

2.      Proof of Concept and Benchmarking (three to six months):    this step includes testing and benchmarking of KCM’s solution for prospective customers.

3.      Initial Deployment:    once proof of concept is completed and the prospective customer is satisfied, then KCM and the prospective client will carry out the initial deployment.

The Company is currently in different stages of this process with numerous magnet manufacturers in Korea.

Competition

The competition for a company producing rare earth powders and metals is primarily composed of established players within the global rare earth supply chain. This includes large multinational corporations, mining companies, and specialized material processors that dominate the market, particularly those based in China, which accounts for the majority of global rare earth production and processing. Competitors in this space typically have vertically integrated operations, controlling the supply from mining to refinement, giving them significant cost and supply chain advantages.

In addition to Chinese firms, Western companies are increasingly investing in rare earth production, especially as demand rises for electric vehicles, renewable energy technologies, and advanced electronics. These competitors may focus on developing alternative supply chains to reduce dependence on Chinese materials, positioning themselves as reliable, politically neutral sources for rare earth elements. Smaller, specialized firms may also compete by offering niche products or advanced materials with tailored properties for high-tech applications.

The competition also includes companies investing heavily in R&D to improve the extraction, processing, and recycling of rare earth materials, aiming to differentiate through innovation, quality and sustainability. This drives a highly competitive environment where price, supply chain reliability and technological advancements are key differentiators.

Intellectual Property

KCM’s success and ability to compete depend substantially upon its core technology and intellectual property rights and trade secrets. KCM generally relies on trademark and copyright laws, trade secret protection and confidentiality agreements to protect its intellectual property rights.

KCM possesses intellectual property, including trademarks, know-how, trade secrets, design rights, copyrights and internet domain rights. KCM controls access to and use of its know-how, technology, and other proprietary information through internal and external controls, including contractual protections with employees, contractors, customers and partners. Despite KCM’s efforts to protect its know-how, technology and other proprietary information, unauthorized parties may still copy or otherwise obtain and use its know-how, technology and other proprietary information. In addition, KCM has expanded, and expects to continue to expand, its international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Companies in the industry in which KCM operates frequently are sued or receive informal claims of patent infringement or infringement of other intellectual property rights. KCM may receive such claims from companies, including from competitors and customers, some of which have substantially more resources and have been developing relevant technology similar to KCM’s. As, and if, it becomes more successful, KCM believes that competitors will be more likely to try to develop products that are similar to its products and that may infringe on KCM’s proprietary rights. It may also be more likely that competitors or other third parties will claim that KCM’s products infringe their proprietary rights. Successful claims of infringement by a third-party, if any, could result in significant penalties or injunctions that could prevent KCM from selling some of its products in certain markets, result in settlements or judgments that require payment of significant royalties or damages or require KCM to expend time and money to develop non-infringing products. While KCM cannot assure that it does not currently infringe, or that it will not in the future infringe, upon any third-party patents or other proprietary rights, it can assure that it will not do so and has never done so intentionally.

Subsidiaries

The Company does not own any interests in a subsidiary.

Human Capital Resources

The people of KCM are the Company’s most valuable asset in fulfilling the Company’s mission. At the core of the Company’s success is the relentless pursuit to maintain and nurture the innovative culture that instills an environment where its employees feel motivated and empowered to deliver results through an unwavering commitment to doing what is right in a safe environment.

Employees

As of December 31, 2025, KCM has 13 total employees of which none are subject to any collective bargaining agreements. KCM has two registered directors all of which are fully dedicated to the Company.

KCM employs a total of eight foreign workers as full-time engineers. All foreign workers are Thai nationals holding valid E-7 visas as of December 31, 2025. We view that no particular issue will arise in respect of the Company’s employment of foreign workers although their employment is subject to many factors outside the Company’s control.

KCM strives to maintain an inclusive environment free from discrimination of any kind, including sexual or other discriminatory harassment. It provides training for its employees covering harassment, discrimination and unconscious bias. Its employees have multiple avenues available through which inappropriate behavior can be reported, and its policies require all reports of inappropriate behavior to be promptly investigated with appropriate action taken.

Properties

Our principal executive offices are located at 65 Gado-ro, Gunsan-si, Jeollabuk-do, South Korea (Osikdo-dong). Management believes that the existing manufacturing facilities are adequate for our operations and that the facilities are maintained in good condition. We do not expect any issues in renewing our lease when it expires, or in locating alternative facilities if necessary.

Real Property

KCM owns one piece of land, and one building on such land, of which one the right of superficies is established on one of the three real properties with Industrial Bank of Korea and Shinhan Bank as superficies holders.

Leases

KCM leased apartment units within three buildings as housing for its foreign workers. The Company also has three vehicle lease agreements.

Commitments & Contingencies

KCM has no ongoing or pending investigations or litigation.

Government Regulations

As KCM’s customers operate around the world and, to a limited degree, KCM relies upon international suppliers to produce its products, its business and ability to successfully compete for business in its industry may become dependent upon global supply, manufacturing and customer relationships that are affected by the trade and tariff policies of each country in which it operates. Increased tariffs on parts and components imposed by the countries in which KCM’s components may be sourced can increase its production costs, and increased tariffs imposed by the countries in which its products are sold can increase the cost of its products to its customers.

Directors & Executive Officers

The following table sets forth the names, ages and positions of KCM’s executive officers and directors. the positions held by each.

Name	Age	Position(s)
Executive Officers
Lee, Chang-bae	55	Chief Executive Officer and Director
Lee, Hong-jae	60	Senior Vice President and Director
Lee, Miyeon	41	Accounting

The following is information about the experience and attributes of the members of KCM’s executive officers and directors as of the date of this prospectus.

Executive Officers & Directors

•        Lee, Chang-bae (CEO) — 29 years of experience in magnetic material manufacturing and development, previously at JAHWA Electronics.

•        Lee, Hong-jae (SVP) — Global marketing expert with experience at Samsung Electronics, Hyundai Electronics, Seagate (US), and Marvell Semiconductor.

•        Lee, Miyeon (Accounting) — Graduated from Konyang University. Leads the business and accounting team. He is responsible for financial and accounting tasks.

Family Relationships

There are no family relationships among the executive officers and directors of KCM.

Certain Relationships & Related Party Transactions

The Company does not have a formal written policy for the review and approval of transactions with related parties. Its unwritten policy with regard to transactions with related persons is that all material transactions are to be reviewed by the entire board of directors of the Company for any possible conflicts of interest. The board of directors of the Company is responsible for review, approval, or ratification of “related-person transactions” involving the Company and related persons.

June 7, 2022 — Sale of LiF/99.5% or Higher to NS WORLD

KCM sold LiF (99.5% or higher) to NS WORLD for KRW 129,800,000 (approximately USD 97,338). This transaction was part of the regular course of business between the two entities.

June 11, 2022 — Sale of IRM-14-12 Powder to NS WORLD

KCM sold IRM-14-12 Powder to NS WORLD for KRW 96,360,000 (approximately USD 72,261). The transaction supported NS WORLD’s operational needs.

September 30, 2022 — Purchase of PrNd Metal from NS WORLD

KCM purchased PrNd Metal from NS WORLD for KRW 165,000,000 (approximately USD 123,735). This transaction was part of the company’s raw material sourcing activities.

October 31, 2022 — Sale of NdFeB-Powder/14-12 to NS WORLD

KCM sold NdFeB-Powder/14-12 to NS WORLD for KRW 198,000,000 (approximately USD 148,481). This sale involved magnetic materials for industrial use.

October 31, 2022 — Purchase of PrNd Metal from NS WORLD

KCM purchased PrNd Metal from NS WORLD for KRW 352,000,000 (approximately USD 263,967).

November 9, 2022 — Purchase of Graphite Electrodes from NS WORLD

KCM purchased graphite electrodes from NS WORLD for KRW 85,360,000 (approximately USD 64,012).

November 30, 2022 — Sale of NdFeB-Powder/14-12 to NS WORLD

KCM sold NdFeB-Powder/14-12 to NS WORLD for KRW 343,750,000 (approximately USD 257,780). This transaction was part of the recurring sales of magnetic materials.

December 31, 2022 — Sale of NdFeB-Powder/14-12 to NS WORLD

KCM sold NdFeB-Powder/14-12 to NS WORLD for KRW 272,800,000 (approximately USD 204,574).

January 31, 2023 — Sale of NdFeB-Powder/14-12 to NS WORLD

KCM sold NdFeB-Powder/14-12 to NS WORLD for KRW 319,000,000 (approximately USD 239,220).

February 28, 2023 — Purchase of PrNd Metal from NS WORLD

KCM purchased PrNd Metal from NS WORLD for KRW 172,700,000 (approximately USD 129,509).

February 28, 2023 — Sale of NdFeB-Powder/14-12 to NS WORLD

KCM sold NdFeB-Powder/14-12 to NS WORLD for KRW 319,000,000 (approximately USD 239,220).

March 31, 2023 — Purchase of PrNd Metal from NS WORLD

KCM purchased PrNd Metal from NS WORLD for KRW 143,000,000 (approximately USD 107,237).

March 31, 2023 — Sale of NdFeB-Powder/14-12 to NS WORLD

KCM sold NdFeB-Powder/14-12 to NS WORLD for KRW 201,300,000 (approximately USD 150,956).

April 30, 2023 — Purchase of PrNd Metal from NS WORLD

KCM purchased PrNd Metal from NS WORLD for KRW 119,900,000 (approximately USD 89,914).

May 31, 2023 — Purchase of PrNd Metal from NS WORLD

KCM purchased PrNd Metal from NS WORLD for KRW 255,200,000 (approximately USD 191,376).

May 31, 2023 — Sale of NdFeB-Powder/14-12 to NS WORLD

KCM sold NdFeB-Powder/14-12 to NS WORLD for KRW 220,000,000 (approximately USD 164,979).

June 30, 2023 — Purchase of PrNd Metal from NS WORLD

KCM purchased PrNd Metal from NS WORLD for KRW 242,000,000 (approximately USD 181,477).

June 30, 2023 — Sale of NdFeB-Powder/14-12 to NS WORLD

KCM sold NdFeB-Powder/14-12 to NS WORLD for KRW 220,000,000 (approximately USD 164,979).

July 27, 2023 — Purchase of PrNd Metal from NS WORLD

KCM purchased PrNd Metal from NS WORLD for KRW 115,500,000 (approximately USD 86,614).

August 31, 2023 — Purchase of PrNd Metal from NS WORLD

KCM purchased PrNd Metal from NS WORLD for KRW 125,400,000 (approximately USD 94,038).

September 25, 2023 — Purchase of PrNd Metal from NS WORLD

KCM purchased PrNd Metal from NS WORLD for KRW 130,900,000 (approximately USD 98,163).

September 4, 2023 — Sale of NdFeB-Powder/14-12 to NS WORLD

KCM sold NdFeB-Powder/14-12 to NS WORLD for KRW 213,400,000 (approximately USD 160,030).

October 31, 2023 — Purchase of PrNd Metal from NS WORLD

KCM purchased PrNd Metal from NS WORLD for KRW 131,450,000 (approximately USD 98,575).

October 31, 2023 — Sale of NdFeB-Powder/14-12 to NS WORLD

KCM sold NdFeB-Powder/14-12 to NS WORLD for KRW 266,750,000 (approximately USD 200,037).

November 30, 2023 — Purchase of PrNd Metal from NS WORLD

KCM purchased PrNd Metal from NS WORLD for KRW 123,200,000 (approximately USD 92,388).

November 30, 2023 — Sale of NdFeB-Powder/14-12 to NS WORLD

KCM sold NdFeB-Powder/14-12 to NS WORLD for KRW 266,750,000 (approximately USD 200,037).

December 20, 2023 — Sale of NdFeB-Powder/14-12 to NS WORLD

KCM sold NdFeB-Powder/14-12 to NS WORLD for KRW 266,750,000 (approximately USD 200,037).

December 28, 2023 — Purchase of PrNd Metal from NS WORLD

KCM purchased PrNd Metal from NS WORLD for KRW 112,420,000 (approximately USD 84,304).

KCM’s Related Party Transactions — Purchases from GCM from January 01, June 30, 2024

On April 8, 2024 KCM purchased PrNd metal from GCM VINA for KRW 60,492,300 (approximately USD 44,716).

KCM’s Related Party Transactions — Claim expenses related to GCM Co., Ltd. from January 01, June 30, 2024

On April 8, 2024, KCM claimed Manufacturing Expenses of PrNd Metal to GCM Co., Ltd. for a total amount of KRW 64,130,000.

KCM’s Related Party Transactions — Sales to NS World from December 31, 2024, to February 10, 2025

On January 8, 2025, KCM sold 14-12 POWDER to NS World for a total amount of KRW 110,400,000, involving 3,000 units at a unit price of KRW 36,800. The transaction was classified under goods.

KCM’s Related Party Transactions — Sales to NS World from February 10, 2025, to March 31, 2025

On February 20, 2025, KCM sold NdFeB-Powder/14-12 to NS World for a total amount of KRW 130,350,000.

On March 18, 2025, KCM sold NdFeB-Powder/14-12 to NS World (Forecast) for a total amount of KRW 137,940,000.

KCM’s Related Party Transactions — Sales to NS World from March 31, 2025 to July 25, 2025

On April 23, 2025, KCM sold NdFeB-Powder/14-12 to NS World for KRW 130,350,000.

On May 13, 2025, KCM sold NdFeB-Powder/14-12 to NS World for KRW 171,600,000.

On June 2, 2025, KCM sold NdFeB-Powder/14-12 to NS World for KRW 347,600,000.

On July 7, 2025, KCM sold NdFeB-Powder/14-12 to NS World for KRW 35,200,000 (approximately USD 25,827).

KCM’s Related Party Transactions — Sales to NS World from July 25, 2025 to December 31, 2025

On August 19, 2025, KCM sold NdFeB-Powder/14-12 to NS World for KRW 156,090,000 (approximately USD 114,480).

On September 5, 2025, KCM sold NdFeB-Powder/14-12 to NS World for KRW 105,600,000 (approximately USD 77,451).

On September 5, 2025, KCM sold NdFeB-Powder/B2+ to NS World for KRW 10,560,000 (approximately USD 7,745).

On September 16, 2025, KCM sold NdFeB-Powder/14-12 to NS World for KRW 158,400,000 (approximately USD 116,158).

On October 17, 2025, KCM sold NdFeB-Powder/14-12 to NS World for KRW 158,400,000 (approximately USD 116,158).

On November 6, 2025, KCM sold NdFeB-Powder/14-12 to NS World for KRW 211,200,000 (approximately USD 154,878).

On December 3, 2025, KCM sold NdFeB-Powder/14-12 to NS World for KRW 158,400,000 (approximately USD 116,158).

Environmental & Regulatory Matters

Meeting the growing demand for magnetic material while simultaneously mitigating environmental impacts from our operations and products, and governing and managing our business in a responsible manner, are at the heart of our approach to sustainability and responsible business matters.

Mitigating environmental impacts encompasses actions taken to minimize resource consumption and greenhouse gas (“GHG”) emissions, manage materials and waste in our own operations, and provide customers with innovative products and solutions that help them minimize their own energy and water use, carbon footprint and waste. We are working to shrink the carbon footprint of our operations, and we seek to minimize, and, where possible, eliminate waste through source reduction and recycling. Throughout our global facilities we implement processes, procedures, and policies to track and mitigate environmental impacts.

Governing and managing our business in a responsible manner includes, but is not limited to, encouraging inclusion, respecting human rights, developing our employees, implementing data privacy and cybersecurity measures, establishing policies, procedures and codes of conduct that spell out expectations for our own behavior and that of our suppliers, and working to protect the interests of our company, stockholders, and other stakeholders.

We are subject to a broad range of foreign and domestic environmental, health and safety laws, regulations and requirements, including those relating to the discharge of regulated materials into the environment, the generation and handling of hazardous substances and wastes, human health and safety and the content, composition and take back of our products. We maintain a robust environmental, health and safety compliance program, including policies and standards, dedicated staff, and periodic auditing and training. We also have a program for complying with the European Union Restriction on the Use of Certain Hazardous Substances and Waste Electrical and Electronic Equipment Directives, the China Restriction of Hazardous Substances law, the European Union REACH regulation, and similar requirements. At sites which we own, lease or operate, or have previously owned, leased or operated, or where we have disposed or arranged for the disposal of hazardous materials, we could incur liability for any potential contamination, and could in the future be liable for additional contamination. Compliance with laws regulating contamination and the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material effect on our capital expenditures, earnings or competitive position.

Permits

The Company has obtained all of the necessary permits and authorizations and is in compliance with the applicable laws.

Permit/Authorization	Authority	Issuance Date
Authorization for Installation of Air Emission Facility	Governor of Jeollabuk-do	September 11, 2019
Authorization for Installation of Wastewater Discharge	Facility Governor of Jeollabuk-do	September 11, 2019

The Transaction does not require filing an amendment report or obtaining new environmental permits or authorizations. The Company must only disclose an amendment report if a name or representative director changes which must be submitted within two months of the change.

Websites

KCM maintains one active website, http://kcmind.kr/, which serves as its corporate website and contains information about the Company and its business. The information included on KCM’s website is not incorporated by reference into this prospectus or in any other report or document filed with the SEC, and any reference to such website is intended to be an inactive textual reference only.

Corporate Information

KCM’s registered office is located at 65 Gado-ro, Gunsan-si, Jeollabuk-do, South Korea (Osikdo-dong) which also serves as our corporate mailing address.

Our telephone number is +82 063-467-1006 and primary email address is tax@kcmind.kr. Information contained on our website is not a part of this prospectus.

KCM’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this section to “we”, “us”, “our” and “the Company” refer to the business and operations of KCM prior to the Business Combination. Unless otherwise indicated, all dollar amounts (“$”) are expressed in thousands.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below in this section and those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward — Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

KCM, established in 2021, specializes in the manufacture and sale of NdFeb powder for NdFeb permanent magnets. The Company is one of the companies operating NdFeb powder manufacture in South Korea. The Company offers diverse type of NdFeb powder with different magnetic characteristics. The Company is headquartered in Gunsan, South Korea and production takes place at headquarter.

KCM specializes in the production and supply of NdFeB powder derived from rare earth elements. Neodymium is recognized as one of the ten strategic critical minerals designated by the South Korean Ministry of Trade, Industry and Energy, playing a crucial role in advanced industries.

The Company utilizes rare earth NdPr Oxide as its primary raw material and maintains an annual production capacity of approximately 192 tonnes. KCM’s products serve as essential components in permanent magnets used in electric vehicles, wind turbines, and various household appliances. These products are supplied to a diverse range of domestic and international manufacturers. Notably, the Company provides neodymium permanent magnet components to customers which supplies to major automotive companies such as Hyundai and Kia for their electric vehicles, as well as to LG Electronics and other global home appliance manufacturers.

By supplying materials based on neodymium, a critical mineral, KCM plays a vital role in the global industrial ecosystem. The Company contributes significantly to the stable supply of this strategically important resource, thereby supporting the sustainability and growth of various high-tech industries.

Segments

Although there are no sector managers who are held accountable for operating and financial results or the product and service mix by sector, the Company offers multiple products, and the Chief Executive Officer of the Company, who has been determined to be the CODM, manages the Company as a whole and makes decisions at the top level.

Components of Results of Operations

Revenue

The Company manufactures Neodymium powder (“NdFeb Powder”) for Neodymium magnets which are used in manufacturing of household appliances and cars. The Company’s main products are NdFeb bonded powders with different types of magnetic characteristics. The Company recognizes revenue when it satisfies performance obligations under the terms of its contracts, and control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products.

Cost of sales

Costs of sales represent all direct and indirect costs associated with the manufacture of our products. Cost of goods sold consists primarily of direct costs associated with inventory and delivery of the Company’s goods, including freight costs. Cost of sales also includes inventory impairment, allocated personnel-related expenses and allocated facilities and overhead costs.

Other operating income and expense

Other operating income primarily consists of government grants and other operating expense primarily includes loss on disposal of assets.

Selling, general, and administrative expenses

Selling, general and administrative expenses consist of corporate service functions such as finance expense, legal, human resources and information technology, as well as rent, utilities, depreciation, amortization and insurance costs.

Other non-operating income and expenses

Interest income

Interest income include realized gains from short-term financial instruments and plan assets of the defined severance plan.

Interest expense

Interest expense consists of interest incurred on debts, finance lease liabilities and defined severance benefit obligations.

Gain (loss) on foreign currency

It consists of gain (loss) on translation and transaction of monetary assets and liabilities denominated in foreign currencies.

Gain (loss) on financial instruments

The Company adopted a fair value option to measure the convertible debt and its changes in fair value is recognized as gain (loss) on financial instruments.

Results of Operations for the Year Ended December 31, 2025 and 2024 (in thousands, except as otherwise noted)

The following table provides our operating results for the periods indicated and percentage of revenue for each line item.

	Year Ended December 31,
	2025		2024		Change
($ in thousands)	($)	(%)	($)	(%)	($)	(%)
Net revenues	1,300	100.0	116	100.0	1,184	1,020.7
Cost of Sales	(1,748)	(134.5)	(962)	(829.2)	(786)	81.7
Other operating income and expenses, net	—	—	54	46.2	(54)	(100.0)
Selling, general and administrative expenses	(361)	(27.7)	(493)	(425.4)	132	(26.9)
Operating loss	(809)	(62.2)	(1,285)	(1,108.4)	478	(37.1)
Other non-operating income and losses, net	(430)	(33.1)	(243)	(209.8)	(187)	76.8
Income taxes expenses	2	0.2	2	1.5	—	16.7
Net loss from operations	(1,241)	(95.4)	(1,530)	(1,319.7)	290	(19.0)

Overall Operating result

The Company generated total revenues of $1,300 for the year ended December 31, 2025, reflecting an increase compared to the corresponding period in 2024. The Company incurred an operating loss of $809 for the year ended December 31, 2025, primarily due to the nature of the Company’s current cost structure in manufacturing. The cost of sales and selling, general, and administrative expenses largely consist of fixed-cost items such as labor-related expenses and depreciation. Operating loss decreased by approximately 37.1% due to the resumption of operations during current period. While business performance in 2024 and 2025 has been temporarily subdued, the Company expects a recovery in the near term.

Net revenues

Net revenues were $1,300 for the year ended December 31, 2025, and $116 for the year ended December 31, 2024 (all are either merchandise & others revenues). Due to increased demand for NdFeb Powder, sales for the year of 2025 rose by approximately $1,184 compared to 2024.

Cost of sales

This was primarily due to an increase in product sales for the year ended December 31, 2025. The product sale for the year ended December 31, 2025 is 46,000kg while there was no sale for the year ended December 31, 2024. The cost of goods sold for the year ended December 31, 2024 increased primarily due to higher product sales.

Other operating income and losses, net

Other operating income and losses, net, were nil for the year ended December 31, 2025, as compared to $54 for the year ended December 31, 2024. The other operating income for the year ended December 31, 2024 consists of a gain from government grants, and a loss from the disposal of a vehicle. For the year ended December 31, 2025, no such income and losses occurred.

Selling, general and administrative expenses

Selling, general and administrative (“SG&A”) expenses were $361 for the year ended December 31, 2025, as compared to $493 for the corresponding period in 2024, a decrease of $ 132 or 26.9%. Company’s SG&A expenses mostly consist of fixed cost items such as labor costs, depreciation and taxes and due. The actual SG&A expenses for the year ended December 31, 2025 decreased compared to the corresponding period in 2024, due to decrease in salary payments, and also service fees to accounting firms for the preparation for the IPO were not yet incurred for the year ended December 31, 2025, compared to the corresponding period in 2024, resulting in a slight decrease in SG&A expenses.

Interest expense

Interest expense was $134 for the year ended December 31, 2025, as compared to $127 for the year ended December 31, 2024, an increase of $7, or 15%. The increase in interest expenses is attributable to the rise in outstanding borrowings. During the year ended December 31, 2025, average borrowings increased by $29 compared to the year ended December 31, 2024.

Loss on financial instruments

Loss on financial instruments was $179 for the year ended December 31, 2025. This occurred entirely due to changes in the fair value of the convertible debt.

Loss on financial derivatives

Loss on derivatives was $153 for the year ended December 31, 2025. This occurred entirely due to the fair value measurement of the put option granted to dissenting shareholders in connection with the stock purchase right.

Liquidity and Capital Resources (in thousands, except as otherwise noted)

Sources of Liquidity

In assessing liquidity, we monitor and analyze cash on-hand and operating expenditure commitments. Our business is capital intensive and requires substantial expenditure for, among other things, the purchase and maintenance of equipment used in our operations, and to remain in compliance with environmental laws. Our short-term and long-term liquidity needs arise primarily from working capital requirements, capital expenditures, including expansion projects and principal and interest payments related to our outstanding indebtedness. The Company plans to continue to fund its operations through its existing cash and cash equivalents, as well as through future equity offerings, debt financing, other third-party funding, and operational cash flow. Our liquidity as of December 31, 2025, and December 31, 2024, is as follows:

($ in thousands)	December 31, 2025	December 31, 2024
Cash and cash equivalents	48	5
Working capital	(587)	750

Our future liquidity requirements will depend on many factors, including funding needed to support other business opportunities and expenditures, and funding for working capital and general corporate purposes. We expect to satisfy our liquidity requirements through cash on hand, cash generated from the operations and additional financings. During the year ended December 31, 2025, we raised approximately $272 in additional capital financing.

Cash Flows

Cash flows associated with operating, investing, and financing activities for the year ended December 31, 2025 and 2024, are summarized as follows:

	Year Ended December 31,		Change
($ in thousands)	2025	2024	($)	(%)
Net cash provided by (used in) operating activities	56	(735)	791	(108)
Net cash (used in) provided by investing activities	(1)	151	(152)	(101)
Net cash (used in) provided by financing activities	(12)	483	(495)	(102)
Net increase (decrease) in cash and cash equivalents	43	(101)	144	(143)

Net Cash Provided by (Used in) Operating Activities

Cash flows provided by operating activities were $56 for the year ended December 31, 2025, as compared to ($735) for the year ended December 31, 2024, an increase of cash inflows amounting to $791.

The change is primarily related to an decrease in net loss, which decreased from $1,530 in 2024 to $1,240 in 2025. In addition, changes in operating assets and liabilities increased from $(410) in 2024 to $522 in 2025, further contributing to the increase in cash inflows. However, this was partially offset by a decrease in non-cash adjustment, which declined from 1,206 in 2024 to 774 in 2025.

Net Cash (Used in) Provided by Investing Activities

Cash flows used in investing activities were $1 for the year ended December 31, 2025, as compared to $151 cash inflows for the year ended December 31, 2024, a decreased inflows of $152.

In 2025, investing cash outflows were solely attributable to $1 of acquisitions of property, plant and equipment. In contrast, in 2024, investing cash flows reflected $169 of cash inflows from the disposal of short-term financial instruments, $59 of cash inflows for the disposal of property, plant and equipment, $29 of cash outflows for the acquisition of short-term financial instruments, and $47 of cash outflows for the acquisition of property, plant and equipment.

Net Cash (Used in) Provided by Financing Activities

Cash flows used in financing activities were $12 for the year ended December 31, 2025, as compared to $483 cash inflows for the year ended December 31, 2024, an decrease of $495 cash inflows.

The change is primarily related to a decrease in proceeds from short-term borrowings related party, which decreased from $540 in 2024 to $257 in 2025. In addition, change in repayment of long-term borrowings, which increased from ($6) in 2024 to ($139) in 2025.

Cash flows associated with operating, investing, and financing activities for the year ended December 31, 2024 and 2023, are summarized as follows:

	Year Ended December 31,		Change
($ in thousands)	2024	2023	($)	(%)
Net cash (used in) operating activities	(735)	(1,839)	1,104	(60.0)
Net cash provided by investing activities	151	855	(704)	(82.3)
Net cash provided by financing activities	483	680	(197)	(29.0)
Net (decrease)/increase in cash and cash equivalents	(101)	(304)	203	(66.8)

Net Cash Used in Operating Activities

Cash flows used in operating activities were $735 for the year ended December 31, 2024, as compared to $1,839 for the year ended December 31, 2023, a decrease of outflows amounting to $1,104. The change is primarily related to a decrease in net income of $1,095 and an increase in net cash inflow from changes in operating assets of $918. That net cash inflow from changes is primarily related to an increase in inventory assets of $348 and a decrease in accounts payable of $364.

Net Cash Provided by Investing Activities

Cash flows provided by investing activities were $151 for the year ended December 31, 2024, as compared to $855 for the year ended December 31, 2023, a decreased cash inflows of $704. The decrease is primarily related to a decrease in cash inflows of $1,068 from property, plant and equipment disposal, an increase in cash inflows of $169 from short-term financial instruments disposal and a decrease in cash outflows of $116 from acquisition of short-term financial instruments and a decrease in cash outflows of $79 from acquisition of property, plant and equipment.

Net Cash Provided by Financing Activities

Cash flows provided by financing activities were $483 for the year ended December 31, 2024, as compared to $680 for the year ended December 31, 2023, a decrease of $197. The decrease is primarily related to a decrease in cash inflows of $766 from convertible debt, a decrease in cash inflows of $536 from long-term borrowings, an increase in cash inflows of $584 from short-term borrowings and a decrease in cash outflows of $377 from long-term borrowings.

Debt

Redeemable Convertible Preferred Stock

On April 14, 2025, Convertible bonds were converted into 1,666 shares of RCPS upon the exercise of conversion rights by the holder, Korea SMEs and Startups Agency. The redeemable convertible preferred stock bears a fixed interest rate of 3% per annum, and matures in 2035. As part of the issuance terms, the conversion ratio of the redeemable convertible preferred stock is subject to adjustment upon the occurrence of certain events by refixing at 70 percent of the initial convertible price as a minimum level. Therefore, the Company classified the redeemable convertible preferred stock as a liability together with separating the conversion option.

Dissenting Shareholder Appraisal Rights

In connection with the share exchange transactions contemplated by the share exchange agreements dated February 10, 2025, as amended (collectively, the “Agreements”), by and among the Company, EMT Sub Co., Ltd. (“EMT Sub”), and the other operating companies party thereto, shareholders who formally dissented at the general meeting of shareholders held to approve the share exchange (the “Share Exchange EGM”) were granted statutory appraisal rights under the Korean Commercial Code (the “Appraisal Rights”).

Pursuant to the Agreements, dissenting shareholders may obtain the Appraisal Rights by delivering to the Company, within 20 days from the date of the Share Exchange EGM, a written notice identifying the class and number of shares for which appraisal rights are elected (the “Appraisal Shares”). Upon receipt of valid notice, the Company is contingently required to repurchase the Appraisal Shares within two (2) months, provided the Share Exchange remains in effect and the dissenting shareholder does not withdraw its notice (by mutual agreement with the Company), after which any unpaid amount will begin to accrue interest at a statutorily dictated 6% interest rate per annum. The repurchase price for Appraisal Shares is determined by mutual agreement between the Company and the applicable dissenting shareholder through the Agreements.

Management accounts for these appraisal rights as a liability under ASC 480 measured at fair value, with changes recognized in earnings, until the obligation becomes unconditional at merger close. In connection with the transaction, the Company recognized a derivative liability of $151,661 and a corresponding loss on derivative as of December 31, 2025.

In January 2026, the Company completed a comprehensive share exchange transaction pursuant to the approved share exchange agreement and became a wholly owned subsidiary of EMT Sub Co., Ltd. The payment amount was approximately $9.0 million as of the closing of the share exchange transaction and continues to accrue statutory interest until the actual payment date.

Contractual Obligations

The following table presents a summary of our contractual obligations, including payments due by period, as of December 31, 2025:

($ in thousands)	2026	2027	2028	2029	2030	Thereafter	Total
Finance lease(1)	29	25	16	8	3	—	81
Debt obligations(2)	1,245	525	411	392	320	210	3,103
Total	1,274	550	427	400	323	210	3,184

____________

(1)      Future lease payment obligations for operating and finance lease liabilities.

(2)      Short-term and long-term debt principal repayment obligations, $2,470 to the banks and $632 to the Company’s CEO and the others.

As of December 31, 2025, there have been no material changes to our contractual obligations and commitments since December 31, 2024.

Going Concern

These financial statements have been prepared in accordance with GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company’s ability to continue as a going concern exists.

Primarily due to a decline in sales associated with the business, the Company incurred losses of $1,241 and net cash inflows from operations of $56 for the year ended December 31, 2025. The Company incurred losses of $1,531 and net cash outflows from operations of $735 for the year ended December 31, 2024. Absent any other action, the Company will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering other financing arrangements, and the restructuring of operations to grow revenues and decrease expenses. However, upon the economic environment and the Company’s current capability, the Company may be unable to access future equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primary the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our cash and cash equivalents primarily consist of cash on hand and short-term, highly liquid investments with original maturities of three months or less from the date of purchase and are mainly comprised of bank deposits. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and fair market value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Off-Balance Sheet Arrangements

During the period presented, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies and Use of Estimates

The above discussion and analysis of our financial condition and results of operations is based upon our financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in Note 1. Summary of Significant Accounting Policies of the accompanying financial statements of the Company included elsewhere in this prospectus. Critical accounting policies are those that we consider to be the most important in portraying our financial condition and results of operations and also require the greatest amount of judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the financial statements.

Allowance for Credit Losses

The allowance is estimated over the contractual term of the financial asset and adjusted for expected prepayments. The contractual term excludes any extensions, renewals, and modifications, unless the borrower has a contractual option that provides it with the unilateral ability to extend the maturity date. The Company does not have any off-balance-sheet credit exposures. Subsequent changes (favorable and unfavorable) in expected credit losses each period is recognized immediately in net income as a credit loss expense or a reversal of credit loss expense.

Revenue Recognition

The Company only has revenue from customers. The Company recognizes revenue when it satisfies performance obligations under the terms of its contracts, and the control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products.

This process involves identifying the customer contract, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer, and (b) is separately identified in the contract. The Company considers a performance obligation satisfied once it has transferred control of a good or product to a customer, meaning the customer has the ability to direct the use and obtain the benefit of the product.

The Company’s primary source of revenue is product revenues of NdFeb powder for NdFeb magnets which are used in manufacturing of household appliances and cars. Contracts with customers generally state the terms of the sale, including the quantity and price of each product purchased. Payment terms and conditions may vary by contract. Such contracts do not include a significant financing component. In addition, contracts typically do not contain variable consideration as the contracts include stated prices, as such, rebates or discounts are not provided. The Company provides an assurance type warranty on all of its products, which are not separate performance obligations and are outside the scope of ASC 606. There were no loss contingencies related to warranties recorded as of December 31, 2025 and December 31, 2024.

Foreign Currency

The functional currency of the Company is the Korean Won. Transactions in foreign currencies are translated into the functional currency of the Company at the exchange rates at the dates of the transactions. Transaction gains and losses are included in Gain/Loss on foreign currency in the statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date, which are included in the Effect of exchange rate changes on cash and cash equivalents in the statements of cash flows.

Assets and liabilities of the Company are translated into U.S. dollars, the reporting currency, at the exchange rate in effect at the end of each period. Revenue and expenses for the Company are translated into U.S. dollars using average rates that approximate those in effect during the period. Currency translation adjustments are included in Accumulated other comprehensive loss, a separate component of Stockholders’ deficit.

Recent Accounting Pronouncement

See Note 1.(22) to the audited annual financial statements for the years ended December 31, 2025 and 2024 included elsewhere in this prospectus for recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

INFORMATION ABOUT KMMI

Unless otherwise noted or the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our”, “KMMI” refer to the business of KMMI and its subsidiaries.

All Korean Won (KRW) figures in this section have been converted to United States Dollars (USD) at an average daily exchange rate of USD/KRW 1,422.0 for the year ended December 31, 2025 and USD/KRW 1,363.98 for the year ended December 31, 2024.

Share Exchange Agreement

On February 10, 2025, EM entered into a definitive share exchange agreement to acquire KMMI, which was amended on March 31, 2025. The acquisition of KMMI was completed concurrently with the consummation of the Business Combination on January 5, 2026, at which time KMMI became an indirect wholly owned subsidiary of EM LLC through Korea DRE.

Our Business

KMMI plans to be a leader in the production of high-performance sintered NdFeB magnets in Korea. These magnets are renowned for their exceptional magnetic strength, stability, and resistance to demagnetization, making them critical components in various high-tech and industrial applications. Our advanced manufacturing process ensures that our sintered magnets meet the highest standards of quality and performance, positioning us at the forefront of the rare earth magnet industry.

Our magnets serve as essential components across multiple industries. In the automotive sector, they are integral to the operation of electric and hybrid vehicles, specifically in traction motors that drive these vehicles. In the renewable energy sector, our magnets are crucial for the efficient functioning of wind turbines, supporting the global transition to sustainable energy. Additionally, our magnets are used in aerospace and defense systems, consumer electronics, and industrial applications, where their reliability and performance are indispensable. KMMI’s commitment to innovation and quality ensures that our products continue to meet the evolving demands of these industries, driving both our growth and the advancement of global technology.

KMMI — Overview

KMMI was founded in 2021 and operates in the rare earth magnet industry, specifically focusing on the production of NdFeB magnets. These high-performance magnets are critical components used in a wide range of industries, including automotive, renewable energy, aerospace, defense, and consumer electronics. The company is strategically located in Pohang-si, Gyeongsangbuk-do, South Korea, where it benefits from access to advanced industrial infrastructure and a skilled workforce.

KMMI’s manufacturing process involves cutting-edge techniques like hydrogen decrepitation, jet milling, pressing, and sintering to produce magnets with superior magnetic properties. The Company’s products are essential for EVs, wind turbines, advanced military systems, and various high-tech consumer electronics, making it a key player in supporting the global transition to green energy and advanced technology solutions.

KMMI is well-positioned to meet the growing demand for NdFeB magnets in these high-growth sectors. The Company’s commitment to innovation and strategic investments in its manufacturing facilities underscore its ambition to become a leading supplier of rare earth magnets on a global scale.

KMMI is a foreign private issuer, as defined under Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act.

Our Company

KMMI was founded on July 28, 2021, with the mission to become a leading manufacturer of high-performance sintered NdFeB magnets. The Company is strategically located in Pohang-si, Gyeongsangbuk-do, South Korea, a region renowned for its robust industrial infrastructure and technological advancements. This location provides KMMI with access to essential resources, skilled labor, and proximity to key supply chain partners, enhancing our ability to produce top-quality magnets that meet the demanding needs of our customers across various industries.

Our headquarters and primary manufacturing facility are situated at 46 Blue Seo-ro 2gil, Donghae-myeon, Nam-gu, in Pohang-si. From this site, we manage all aspects of our operations, including research and development, production, and global distribution. Our state-of-the-art facility is equipped with the latest technology to ensure that our products adhere to the highest standards of quality and performance. As a relatively new company, KMMI has rapidly established itself as a key player in the rare earth magnet industry, driven by a commitment to innovation, quality, and customer satisfaction.

Highlights

•        Industry-Focused Expertise:    Since its founding, KMMI has made an effort to position itself as a leader in the rare earth magnet industry, with a particular emphasis on producing high-performance sintered NdFeB magnets. The Company’s focus on this niche market has allowed it to develop deep expertise and a competitive edge in supplying critical components for advanced technological applications.

•        Strong Foundation in Innovation:    KMMI was built on a commitment to innovation, with an emphasis on investments in R&D from the outset. The Company’s emphasis on advancing magnet technology has driven the development of new products and manufacturing processes that meet the evolving needs of high-tech industries.

•        Strategic Location in South Korea:    KMMI operates out of Pohang-si, Gyeongsangbuk-do, South Korea, a region known for its robust industrial base and technological advancements. This strategic location provides KMMI with essential logistical advantages, access to a highly skilled workforce, and proximity to key supply chain partners, enhancing its ability to deliver high-quality products globally.

•        Specialization in Sintered NdFeB Magnets:    The company specializes in the production of sintered NdFeB magnets, which are known for their superior magnetic strength and stability. These magnets are critical in various industries, including automotive, renewable energy, aerospace, defense, and consumer electronics.

•        State-of-the-Art Manufacturing Facility:    KMMI’s advanced manufacturing facility in Pohang-si is equipped with cutting-edge technology for hydrogen decrepitation, jet milling, pressing, and sintering. With a production capacity of 260 metric tonnes per annum, the facility is designed to meet the growing global demand for NdFeB magnets while maintaining the highest standards of quality and efficiency.

•        Diverse Industry Applications:    KMMI’s magnets play a crucial role in several high-growth industries, including the automotive sector, where they are used in electric vehicles, and the renewable energy sector, where they are essential for wind turbine operations. Additionally, they are integral to aerospace and defense systems, consumer electronics, and industrial automation, making KMMI a key supplier in the global push towards advanced technological solutions and sustainability.

KMMI Strategy

•        Focus on Technological Innovation:    KMMI’s primary strategy is centered on technological innovation and continuous improvement in R&D. By investing heavily in the latest technologies and processes, the company aims to enhance the performance, durability, and efficiency of its sintered NdFeB magnets. This focus on innovation ensures that KMMI remains at the cutting edge of the industry, capable of meeting the evolving demands of high-tech sectors like automotive, renewable energy, and aerospace.

•        Expansion of Manufacturing Capabilities:    To support its growth objectives, KMMI is expanding its manufacturing capabilities. The Company’s state-of-the-art facility in Pohang-si, South Korea, is designed to increase production capacity and improve operational efficiency. By scaling up its production capabilities, KMMI can meet the rising global demand for high-performance magnets, particularly in industries experiencing rapid growth such as electric vehicles and wind energy.

•        Market Diversification:    KMMI’s strategy includes diversifying its market reach by targeting a broad range of industries. The Company’s magnets are used in multiple high-growth sectors, including automotive, aerospace, renewable energy, defense, and consumer electronics. This diversification not only reduces dependency on any single industry but also positions KMMI to capitalize on various emerging opportunities across different markets.

•        Strategic Partnerships and Global Expansion:    KMMI is focused on forming strategic partnerships and expanding its presence in global markets. By collaborating with key industry players and entering new international markets, the company aims to secure long-term contracts and enhance its market position. This strategy of global expansion and partnership development is designed to establish KMMI as a trusted supplier of high-performance magnets worldwide, ensuring sustained growth and competitive advantage.

Market Overview

Growth potential of the industry

We believe the global magnets and magnetic material industry is poised for significant growth, driven by a variety of factors across key sectors such as electric vehicles, renewable energy, consumer electronics, healthcare, and defense applications. Current market dynamics and economic projections underscore the industry’s robust expansion potential as new magnetic technologies are continued to be developed.

One of the primary drivers of this growth is the rapid adoption of EVs. NdFeB magnets are critical components in the electric motors used in EVs, providing the necessary efficiency and power density for high-performance applications. As governments worldwide push for the adoption of cleaner transportation solutions and automakers accelerate their EV production, the demand for these high-performance magnets is expected to increase substantially.

According to Verified Market Forecast: Global Magnets and Magnetic Materials Market By Type, the global magnet and magnetic material market was valued at $10.46B in 2023 and is expected to reach $15.05B by the end of 2030, representing a CAGR of 6.26%. A large part of this growth is attributed to NdFeB magnets as demand for thermal degradation resistant materials become more important with the advancements in electric motors, generators, and other high temperature applications.

Bonded Magnet Market

Bonded magnets, particularly those made from NdFeB, are known for their exceptional magnetic properties and flexibility in design. They can be manufactured in complex shapes and sizes, which makes them suitable for a diverse array of applications in technologies across automotive, energy, and defense. The bonded magnet market growth is driven by increasing demand across a wide range of applications. According to Verified Market Reports: Global Bonded Magnet Market By Type, the bonded magnet market was estimated to be $3B in 2023 and is forecasted to grow at a CAGR of ~6% through 2030 to $5.0B.

One of the key factors driving the growth of the bonded magnet market is the ongoing advancements in technology. As industries continue to push the boundaries of innovation, the demand for high-performance materials like bonded magnets increases. These magnets are crucial in various high-tech applications, including consumer electronics, where they are used in devices such as hard drives, speakers, and sensors. In industrial machinery, bonded magnets are employed in motors, actuators, and various automated systems, where their design flexibility and magnetic strength are highly valued.

Another significant driver of market growth is the emphasis on miniaturization and performance efficiency. In many modern applications, there is a need for smaller, lighter components that do not compromise on functionality. Bonded magnets meet this requirement by providing strong magnetic performance in compact and lightweight designs. This attribute is particularly important in fields like automotive engineering, aerospace, and renewable energy, where space and weight constraints are critical considerations.

Sintered Magnet Market

The sintered magnet market is undergoing a period of significant transformation, marked by robust growth and evolving demand across various sectors. Sintered magnets are renowned for their superior magnetic properties, including high magnetic strength and thermal stability. These characteristics make them indispensable in numerous industrial and technological applications. According to Verified Market Reports: Global Sintered NdFeB Magnet Market By Type, the sintered magnet market was estimated to be $2B in 2023, and is forecasted to grow at a CAGR of ~8% through 2030 to $4.3B.

The demand for sintered magnets is primarily driven by advancements in technology, increasing applications in various industries, and the growing need for magnetic materials that can retain their magnetic properties at high temperatures. These qualities are highly sought after in automotive, renewable energy, and defense industries where demand is a primary growth driver for the sintered magnet market.

The sintered magnet market is characterized by a strong emphasis on R&D to enhance the properties and performance of these materials. Innovations in manufacturing processes, such as improvements in powder metallurgy and magnetic alignment techniques, are leading to the production of sintered magnets with superior characteristics. These advancements enable manufacturers to meet the growing demands for higher efficiency, reliability, and performance in various applications.

Products

Main products & services

Product	Product Detail
NdPr (NdFeB) block magnets

Key Features:

•   Superior Magnetic Strength:    NdPr block magnets exhibit one of the highest magnetic strengths available, making them ideal for applications requiring intense magnetic fields.

•   Thermal Stability:    Designed to perform reliably in high-temperature environments, making them suitable for industrial and automotive applications.

•   Customizable Sizes:    Available in various dimensions and can be custom-machined to fit specific requirements.

•   Corrosion Resistance:    Typically coated with nickel, zinc, or epoxy to enhance resistance to corrosion and prolong the lifespan of the magnet.

Applications:

•   Electric Motors:    Commonly used in high-performance motors where strong and stable magnetic fields are essential.

•   Magnetic Separation:    Employed in industrial processes to separate materials based on their magnetic properties.

•   Sensors and Actuators:    Used in various sensing and actuation devices due to their reliability and performance.

Product	Product Detail
NdPr (NdFeb) magnets for traction motors

Key Features:

•   High Energy Density:    Provides strong magnetic fields necessary for the efficient operation of traction motors in EVs.

•   Enhanced Thermal Stability:    Capable of maintaining performance in high-temperature environments typical of automotive applications.

•   Low Eddy Current Losses:    Designed to minimize energy losses, contributing to the overall efficiency of the motor.

•   Precision Manufacturing:    Available in various shapes and sizes, these magnets are precisely manufactured to meet the stringent requirements of automotive engineers.

•   Longevity and Reliability:    Engineered to withstand the stress and wear of continuous operation in demanding conditions.

Applications:

•   Electric Vehicle Traction Motors:    Essential in providing the driving force for electric and hybrid vehicles.

•   Industrial Automation:    Used in high-performance motors for robotics and automation systems where consistent and powerful magnetic fields are crucial.

•   Wind Turbines:    Applicable in the generators of wind turbines, where high efficiency and reliability are required

1. NdPr (NdFeB) Block Magnets:    The fabrication of NdPr (NdFeB) block magnets involves a highly specialized process that starts with the selection of high-purity raw materials, including neodymium, praseodymium, iron, and boron. These materials are first melted together in a vacuum induction furnace to form an alloy, which is then cooled and broken down into fine powders through a process known as hydrogen decrepitation. The fine powders are then aligned magnetically in a magnetic field before being pressed into compact shapes under high pressure. These compacts are sintered in a vacuum or inert atmosphere at temperatures exceeding 1,000°C, which facilitates the bonding of the particles into a solid structure and enhances the magnetic properties of the material. Following sintering, the magnets undergo precision machining to achieve the desired dimensions and tolerances. The final step involves coating the magnets with protective layers such as nickel, zinc, or epoxy to enhance corrosion resistance and durability. The result is a highly robust block magnet with exceptional magnetic strength and stability, suitable for various industrial and technological applications.

2. NdPr (NdFeB) Magnets for Traction Motors:    The production of NdPr (NdFeB) magnets for traction motors involves a meticulous fabrication process designed to meet the stringent performance requirements of electric and hybrid vehicle applications. It begins with the melting of neodymium, praseodymium, iron, and boron in a vacuum induction furnace to create a homogeneous alloy. The alloy is then rapidly cooled and crushed into a fine powder using a hydrogen decrepitation process. This powder is subjected to a magnetic field, aligning the particles before being pressed into specific shapes under high pressure. The compacted shapes are sintered in a vacuum or controlled atmosphere at high temperatures to solidify the structure and enhance magnetic properties. After sintering, the magnets undergo precision machining to meet exact specifications required for traction motors, ensuring minimal eddy current losses and optimal thermal stability. A protective coating, typically nickel or epoxy, is applied to prevent corrosion and extend the magnet’s lifespan. This complex fabrication process results in high-performance sintered magnets that are crucial for the efficient and reliable operation of traction motors in electric and hybrid vehicles.

Research & Development

KMMI is strongly focused on advancing its sintered magnet division, particularly through the enhancement of its NdPr (NdFeB) magnets for traction motors and NdPr block magnets. These sintered magnets are central to KMMI’s strategy for growth, and the company’s research and development efforts are aimed at optimizing their performance, reliability, and production efficiency. By concentrating on improving material properties and refining manufacturing processes, KMMI is expanding its production capacity to meet the increasing demands of the global market. KMMI’s dedication to continuous improvement ensures that its sintered magnets not only meet current industry standards but also set new benchmarks in magnet technology. With a commitment to innovation, KMMI is well-prepared to lead the industry by further refining its sintered magnet manufacturing techniques and expanding its product offerings, ensuring that its technologies remain at the forefront of performance and reliability.

KMMI plans to bring new products to the market that effect, in combination with the existing processes, the entire magnet making process, as follows:

•        Process stabilization for producing neodymium bonded permanent magnets; and

•        Improvement in manufacturing process for motor block magnets.

Suppliers

The Company engages in strategic procurement strategy with third-party suppliers to acquire vital raw materials, such as NdPr alloy, NdPr flake, TbDy alloy, and TbDy flake, which are essential for manufacturing high-performance sintered magnets. These materials are procured based on specific production requirements, and the Company’s ability to produce sintered magnets effectively is heavily reliant on the quality and consistency of the feedstock sourced, as well as the specific composition needed for various magnet applications.

Due to the inherent challenges associated with fluctuating prices, supply constraints, and regulatory hurdles tied to these critical materials, the Company takes proactive steps to manage these risks by fostering strong relationships with multiple suppliers. This strategic approach allows the Company to maintain flexibility in sourcing alternative materials in the event of supply disruptions or other constraints. The Company continuously monitors the supply chain environment to anticipate and mitigate potential risks, ensuring the uninterrupted production of sintered magnets and the ability to meet customer demands with high precision. Additionally, the Company focuses on building long-term partnerships with key suppliers, which is crucial not only for securing a steady supply of feedstock but also for staying adaptive to market changes, driving innovation in material processing, and maintaining a competitive edge in the sintered magnet industry.

Marketing

Marketing bonded and sintered magnets requires a targeted approach due to the highly specialized nature of the product. The Company has industry relationships from the management team’s experience and a network that supported an initial customer base. The consistent quality and timely delivery of the product allowed for those relationships to expand. The Company continues to focus marketing efforts on industries and companies that rely on advanced magnet specification requirements, as well as emphasizing the unique advantages of the Company’s products.

Customers

KMMI. specializes in manufacturing and selling sintered magnets. The Company’s business transactions typically follow this process: (i) a customer submits a RFQ for a price estimate, (ii) KMMI provides the corresponding quote, (iii) the Company and the customer agree on a Purchase Order (“PO”), and (iv) KMMI manufactures the specified specialized magnets according to the PO and delivers them to the customer. The lead time from order to delivery generally ranges from one to three years, depending on product complexity and volume.

KMMI began operations in 2024 and commenced commercial sales of sintered magnets in 2025 following completion of buyer-specific certification processes. KMMI’s sintered magnet grade 42SH has been certified by its buyers, and its grade 48SH is in the final stages of certification. KMMI sells sintered magnets to several leading global manufacturers in the automotive and electronics sectors. Some of KMMI’s notable customers include

Hyundai, LG, Samsung, Mitsubishi, Hitachi, and Tata, among others. These relationships reflect the Company’s ability to meet rigorous quality, performance, and certification standards required by top-tier multinational buyers in highly regulated industries.

Client Acquisition Process

For its client acquisition process, the Company’s strategy includes obtaining a substantial agreement in the form of RFQ with the prospective customer. Each RFQ typically takes one to six months to draft, negotiate and execute and is usually ten pages or longer with detailed steps from scoping to testing to contract. The steps are typically broken down into:

1.      Scoping Customer Solution (one to three months):    this step includes identifying the scope of solution required by and to be provided to prospective customers.

2.      Proof of Concept and Benchmarking (three to six months):    this step includes testing and benchmarking of KMMI’s solution for prospective customers.

3.      Initial Deployment:    once proof of concept is completed and the prospective customer is satisfied, then KMMI and the prospective client will carry out the initial deployment.

The Company is currently in different stages of this process with numerous Tier 1 manufacturers in Korea.

Competition

The competition for a company producing bonded and sintered magnets is primarily composed of established players within the global rare earth supply chain. This includes large multinational corporations, mining companies, and specialized material processors that dominate the market, particularly those based in China, which accounts for the majority of global bonded and sintered magnet production. Competitors in this space typically have vertically integrated operations, controlling the supply from mining to magnet, giving them significant cost and supply chain advantages.

In addition to Chinese firms, Western companies are increasingly investing in magnet making technology, especially as demand rises for electric vehicles, renewable energy technologies, and advanced electronics. These competitors may focus on developing alternative supply chains to reduce dependence on Chinese materials, positioning themselves as reliable, politically neutral sources for magnets. Smaller, specialized firms may also compete by offering niche products or advanced materials with tailored properties for high-tech applications.

The competition also includes companies investing heavily in R&D to improve the compaction, injection, and composition of magnetic materials, aiming to differentiate through innovation, quality, and sustainability. This drives a highly competitive environment where price, supply chain reliability, and technological advancements are key differentiators.

Intellectual Property

KMMI’s competitive edge and success are deeply intertwined with its continual advancements in technology and the comprehensive protection of its intellectual property. The Company employs an all-encompassing strategy to safeguard its intellectual assets, utilizing a robust combination of trademarks, copyrights, trade secrets, and confidentiality agreements.

KMMI manages an extensive array of intellectual property, including trademarks, design rights, proprietary know-how, copyrights, and domain names. To protect these valuable assets from unauthorized use or duplication, the company enforces stringent access controls and legal agreements with its employees, contractors, customers, and partners. To achieve its global presence, the risk of third-party intellectual property infringement becomes increasingly significant, prompting the company to adopt proactive measures to mitigate these risks. Given the highly competitive nature of its industry, KMMI understands that intellectual property disputes, particularly over patents, are not uncommon. As the company grows and diversifies its product offerings, it anticipates that competitors may attempt to replicate its products or develop similar technologies, potentially leading to legal conflicts.

KMMI remains vigilant in defending its intellectual property rights and is prepared to address any infringement claims that may arise. Such disputes could result in financial penalties, restrictions on product sales, or the need to innovate alternative solutions, which could impact the company’s operational efficiency and profitability. As KMMI broadens its global footprint, it faces increasing challenges in protecting its intellectual property across different jurisdictions. The effectiveness of legal protections, including patents and trademarks, varies significantly from country to country, exposing KMMI to heightened risks in regions where intellectual property laws may be less stringent. To counter these challenges, KMMI continually refines and enhances its intellectual property strategies, ensuring that its innovations are well-protected in all key markets, regardless of regional differences in legal frameworks. KMMI’s focus on protecting its intellectual property is not just a legal obligation but a core element of its long-term business strategy.

The Company understands that its capacity to innovate, sustain a competitive advantage, and secure its market position is directly tied to the strength and security of its intellectual property portfolio. Therefore, KMMI is dedicated to ongoing improvements in its intellectual property protections, ensuring that it can continue to lead the industry while navigating the complexities of the global marketplace and adapting to the ever-evolving technological landscape.

Subsidiaries

The Company has no existing subsidiaries.

Human Capital Resources

KMMI recognizes that its employees are its greatest asset, essential to achieving the company’s mission. The success of KMMI is deeply rooted in its continuous effort to cultivate an innovative culture, where employees are motivated and empowered to excel. This commitment to fostering a positive work environment is guided by a strong ethical foundation and a dedication to maintaining a safe and supportive workplace where every team member is encouraged to perform at their best.

Employees

As of December 31, 2025, KMMI employs a total of ten individuals, with none of the employees being subject to collective bargaining agreements. The company is led by four registered directors, all of whom are wholly committed to advancing KMMI’s objectives. KMMI offers a robust benefits package to its employees, including a defined contribution retirement plan, along with medical, dental, and vision benefits.

KMMI is dedicated to fostering an inclusive work environment where discrimination of any kind, including sexual harassment or other forms of discriminatory behavior, is not tolerated. The Company regularly provides training on harassment, discrimination, and unconscious bias to ensure that all employees understand and adhere to these standards. KMMI has established clear procedures for reporting inappropriate behavior, and the Company is committed to promptly investigating and addressing any such reports. This commitment to a respectful and inclusive workplace is a core component of KMMI’s values and is integral to its operational success.

Properties

KMMI’s principal executive offices are located at 46 Blue Seo-ro 2gil, Donghae-myeon, Nam-gu, Pohang-si, Gyeongsangbuk-do, Republic of Korea. Management believes that current manufacturing facilities are sufficient for our needs and are well-maintained. We do not expect any issues in renewing our lease when it expires or in locating alternative facilities if necessary.

Real Property

KMMI owns one plant building, one office building, one hydrogen storage building, and one security office.

Leases

KMMI leased three sites of land for factories. The Company owns the factories on the sites two of the three sites while the last site has yet to be developed. Additionally, the Company leased one unit for office use.

Commitments & Contingencies

KMMI has no ongoing or pending investigations or litigation. KMMI, from time to time, may be party to certain legal proceedings and claims. The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

Government Regulations

KMMI operates within a highly interconnected global marketplace, serving customers across various regions and relying, to some extent, on non-U.S. manufacturers for its production needs. This global scope means that KMMI’s business operations and ability to remain competitive are heavily influenced by international trade dynamics, including the trade and tariff policies of the countries from which it sources components and in which it sells its products. For instance, increased tariffs on parts and components sourced from these countries can significantly raise KMMI’s production costs. Similarly, tariffs imposed on the finished goods sold in international markets can lead to higher prices for KMMI’s customers, potentially affecting demand.

A significant portion of KMMI’s products and services falls under strict export controls, such as those outlined by the Export Administration Regulations from the U.S. Department of Commerce and the economic and trade sanctions enforced by the Office of Foreign Assets Control of the U.S. Treasury Department. These regulations, along with similar legal frameworks in other jurisdictions where KMMI operates, impose restrictions on the sale, supply, and transfer of certain products, services, and associated technical information to specific countries, regions, or entities. Additionally, U.S. regulators may introduce new restrictions on previously uncontrolled emerging or foundational technologies if they are deemed to pose national security risks, especially concerning exports to countries like China. Even without new legislative actions, KMMI is strictly prohibited from exporting products if it has knowledge or a reasonable suspicion that doing so would contravene U.S. export regulations. Varying export control regulations across different countries also impact the flow of parts, components, and finished products within the global supply chain.

Moreover, many countries have established stringent regulations for the import of certain products, which may involve obtaining permits, securing licenses, and undergoing transaction reviews. These regulations can directly influence KMMI’s capacity to produce or distribute its products or the ability of KMMI’s customers to incorporate these products into their manufacturing processes. Compliance with laws governing exportation, re-exportation, and the transfer of KMMI’s products and the critical components and technologies required for their production is essential to ensure uninterrupted operations.

In addition to these regulatory challenges, KMMI is subject to a range of domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, and similar anti-bribery and anti-kickback regulations enforced in other regions where the company operates. These laws prohibit KMMI and its intermediaries from offering or making improper payments to government officials, political figures, or representatives of international organizations to secure or maintain business. As KMMI continues to expand its international operations and increase its sales across foreign markets, the potential risks associated with these laws, including inadvertent violations, become more pronounced, necessitating vigilant compliance efforts.

Furthermore, KMMI must comply with — and, in certain cases, assist its customers in complying with — a wide array of environmental, health, and safety regulations in the regions where it operates or markets its products. These laws govern the handling and disposal of hazardous substances, ensure the safety and health of employees, and regulate the use and recycling of hazardous materials within its products. Compliance with these regulations is not only crucial for maintaining KMMI’s operational integrity but also for sustaining its reputation and competitive advantage in a complex and increasingly regulated global marketplace.

Directors & Executive Officers

The following table sets forth the names and ages of the members of KMMI’s board of directors and its executive officers and the positions held by each. KMMI’s board of directors elects its executive officers annually by majority vote. Each director’s term continues until his or her successor is elected or qualified at the next annual meeting, unless such director earlier resigns or is removed.

Name	Age	Position(s)
Executive Officers
Andy Chun	53	Chief Executive Officer
Sun Mi Yu	52	Executive Director
Young Hun Kim	34	Executive Director

Board of Directors
Andy Chun	53	Director
Sun Mi Yu	52	Director
Young Hun Kim	34	Director
Hyuk Soo Lee	53	Auditor

The following is information about the experience and attributes of the members of KMMI’s board of directors and senior executive officers as of the date of this prospectus. The experience and attributes of KMMI’s directors discussed below provide the reasons that these individuals were selected for board membership, as well as why they continue to serve in such positions.

Executive Officers & Directors

Andy Chun — is KMMI’s current CEO having previous experience as ADE Metals co., Ltd/J&S Industry CEO. Andy brings an extensive background in material engineering and financial structuring to the team. He has also held positions at Boditech Med Inc. as President of US subsidiary and as the International Sales Director for DK America. Andy graduated from NYU Stern School of Business.

Sun Mi Yu — is a Non-executive Director for KMMI having served as J&S Industry CFO prior to joining KMMI. Sun Mi Yu graduated from Cornell University.

Young Hun Kim — is a Non-executive Director for KMMI having served as J&S Industry Manager prior to joining KMMI. Young Hun Kim graduated from Kangwon National University.

Hyuk Soo Lee — is the Statutory Auditor for KMMI and previously served as a Director for J&S Industry. Hyuk Soo Lee graduated from Dongguk University.

Family Relationships

Sun Mi Yu, the CFO of KMMI is the wife of Andy Chun, the CEO of KMMI.

Certain Relationships & Related Party Transactions

The Company does not have a formal written policy for the review and approval of transactions with related parties. Its unwritten policy with regard to transactions with related persons is that all material transactions are to be reviewed by the entire board of directors of the Company for any possible conflicts of interest. The board of directors of the Company is responsible for review, approval, or ratification of “related-person transactions” involving the Company and related persons.

March 25, 2022 — Loan to ADE Metals, Inc. On March 25, 2022, KMMI extended a working capital loan of KRW 500,000,000 to ADE Metals, Inc. The loan was provided to support ADE Metals in its operations and working capital needs. The transaction involved KMMI as the lender and ADE Metals, Inc. as the borrower.

April 11, 2022 — Loan to J&S Industries Co., Ltd. On April 11, 2022, KMMI provided a working capital loan of KRW 100,000,000 to J&S Industries Co., Ltd. This loan was aimed at assisting J&S Industries with their operational liquidity. KMMI acted as the lender, and J&S Industries Co., Ltd. was the borrower in this transaction.

On December 31, 2024, KMMI purchased two containers and fixtures from J&S Industries Co., Ltd. for a total amount of KRW 36,554,870. The purchase was made to provide accommodations for employees traveling to Pohang on business.

On July 10, 2025, J&S Industries Co., Ltd. fully repaid a KRW 100,000,000 working capital loan that had been extended by KMMI on April 11, 2022.

On July 11, 2025, ADE Metals Inc. fully repaid a KRW 500,000,000 working capital loan that had been extended by KMMI on March 25, 2022.

Nov 7, 2025 — Andy Chun provided a working capital loan of KRW 50,000,000 to KMMI. This loan was aimed at assisting KMMI with their operation liquidity. Any Chun acted as the lender, and KMMI Inc. was the borrower in this transaction.

Nov 24, 2025 — Andy Chun provided a working capital loan of KRW 100,000,000 to KMMI. This loan was aimed at assisting KMMI with their operation liquidity. Any Chun acted as the lender, and KMMI Inc. was the borrower in this transaction.

Nov 28, 2025 — KMMI Inc. fully repaid a KRW 150,000,000 working capital loan to Andy Chun.

Environmental & Regulatory Matters

Meeting the growing demand for magnetic material while simultaneously mitigating environmental impacts from our operations and products, and governing and managing our business in a responsible manner, are at the heart of our approach to sustainability and responsible business matters.

Mitigating environmental impacts encompasses actions taken to minimize resource consumption and GHG emissions, manage materials and waste in our own operations, and provide customers with innovative products and solutions that help them minimize their own energy and water use, carbon footprint, and waste. We are working to shrink the carbon footprint of our operations, and we seek to minimize, and, where possible, eliminate waste through source reduction and recycling. Throughout our global facilities we implement processes, procedures, and policies to track and mitigate environmental impacts.

Governing and managing our business in a responsible manner includes, but is not limited to, encouraging inclusion, respecting human rights, developing our employees, implementing data privacy and cybersecurity measures, establishing policies, procedures, and codes of conduct that spell out expectations for our own behavior and that of our suppliers, and working to protect the interests of our company, stockholders and other stakeholders.

We are subject to a broad range of foreign and domestic environmental, health and safety laws, regulations and requirements, including those relating to the discharge of regulated materials into the environment, the generation and handling of hazardous substances and wastes, human health and safety and the content, composition and take back of our products. We plan to implement a robust environmental, health and safety compliance program, including policies and standards, dedicated staff, and periodic auditing and training. We also plan to have a program for complying with the European Union Restriction on the Use of Certain Hazardous Substances and Waste Electrical and Electronic Equipment Directives, the China Restriction of Hazardous Substances law, the European Union REACH regulation, and similar requirements. At sites which we own, lease or operate, or have previously owned, leased or operated, or where we have disposed or arranged for the disposal of hazardous materials, we could incur liability for any potential contamination, and could in the future be liable for additional contamination. Compliance with laws regulating contamination and the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material effect on our capital expenditures, earnings or competitive position.

Permits

In connection with the Company’s business in manufacturing, production, sales and distribution of neodymium magnet, the Company has obtained the authorizations listed below. The Company has validly obtained and maintains the permits and authorizations required for the operation of its business and implemented follow-up measures required for the maintenance of such permits and authorizations.

The Company has obtained the following certificates:

No	Certificate	Country/Accredited Certification Institution	Date of Issuance	Expiration Date
1	Authorization for Installation of High-Pressure Gas Storage (4688.064 m3 for hydrogen)	Head of Nam-gu, City of Pohang	February 10, 2023	N.A.
2	Authorization for Installation of High-Pressure Gas Storage (11.85 tonnes for nitrogen)	Head of Nam-gu, City of Pohang	February 10, 2023	N.A.
3	Authorization for Installation of High-Pressure Gas Storage (14.329 tonnes for Argon)	Head of Nam-gu, City of Pohang	February 10, 2023	N.A.
4	Approval for Use of Factory structures (1,132.55 m2)	Head of Nam-gu, City of Pohang	January 19, 2023	N.A.

Corporate Information

KMMI’s registered office is located at 46 Blue Seo-ro 2gil, Donghae-myeon, Nam-gu, Pohang-si, Gyeongsangbuk-do, Republic of Korea. KMMI’s telephone number is +82-54-292-3269.

KMMI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this section to “we”, “us”, “our” and “the Company” refer to the business and operations of KMMI prior to the Business Combination. Unless otherwise indicated, all dollar amounts (“$”) are expressed in thousands.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below in this section and those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward — Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

KMMI was established in 2021 and specializes in the manufacture and sales of NdPr block magnets and magnets for traction motors that are used in aerospace and defense, automotive, energy plants and various other industries. The Company manufactures NdPr block magnets and magnets for traction motors that are used in aerospace and defense, automobile, energy plant and other various industries.

The Company has been preparing its operation by purchasing related equipment and machines since 2021, thus, revenue from contracts with the customers has not yet been occurred as of the end of the reporting period. With the successful completion of prototype production during the first half of 2024, the Company has been making efforts to secure end-users and prepare for the commencement of operations. The Company is currently targeting to initiate commercial operations in the second half of 2026, subject to various factors, including customer qualification processes, operational readiness, and market conditions.

KMMI is strategically positioned in the rare earth magnet industry, with a focus on NdFeb magnets. Our manufacturing process encompasses state-of-the-art facilities for hydrogen decrepitation, jet milling, pressing and shaping, and sintering and heat treating, enabling us to produce high-performance magnets with controlled orientation and specific strength.

Looking ahead to 2026, the Company plans to expand its capabilities to include NdFeB alloy production, further integrating our supply chain. Our products cater to diverse markets including Aerospace and Defense, Automotive, Energy, Industrials, Consumer Appliances, and Healthcare Technology. This diversified market presence positions the Company to capitalize on the growing demand for rare earth magnets across multiple industries.

Our strategic focus on these sectors, combined with our technological expertise, ensures that we are well-positioned to meet the global demand for high-performance magnets in the years to come.

Segments

Although there are no sector managers who are held accountable for operating and financial results or the product and service mix by sector, the Company now plans to offer multiple products and the Chief Executive Officer of the Company, who has been determined to be the CODM, manages the Company as a whole and makes decisions at the top level.

Components of Results of Operations

Selling, general and administrative expenses

SG&A expenses primarily consist of employee-related costs, depreciation on buildings and equipment, amortization of right-of-use assets, professional and service fees, lease and utilities expenses.

Other operating income

Other income includes government grants.

Other non-operating income and expense

Other income includes miscellaneous income and other expense primarily includes other costs consist of miscellaneous loss and amortization of accumulated actuarial loss and loss on disposal of tangible assets and loss from shares repurchase liability.

Interest income

Interest income primarily includes realized gain on cash equivalent and unrealized gain on short-term loan.

Interest expense

Interest expense primarily consists of interest incurred on our finance leases and outstanding debts.

Gain (loss) on foreign currency

It consists of gain (loss) on translation and transaction of monetary assets and liabilities in foreign currencies.

Results of Operations for the Years Ended December 31, 2025 and 2024 (in thousands, except as otherwise noted)

The following table provides our operating results for the periods indicated and percentage of revenue for each line item.

($ in thousands)	Year Ended December 31,
	2025		2024		Change
	($)	(%)	($)	(%)	($)	(%)
Revenues	—	—	—	—	—	—
Cost of Sales	—	—	—	—	—	—
Other operating income	3	—	—	—	—	—
Selling, general and administrative expenses	(1,270)	—	(869)	—	(401)	46.1
Operating loss	(1,267)	—	(869)	—	(398)	45.8
Other non-operating income and losses, net	(470)	—	16	—	(486)	(3,037.5)
Income taxes(benefit)*	—	—	—	—	—	—
Net loss from operations	(1,737)	—	(853)	—	(884)	103.6

____________

*        not meaningful

Selling, general and administrative expenses

Selling, general and administrative expenses were $1,270 thousand for the year ended December 31, 2025, as compared to $869 thousand for the year ended December 31, 2024, an increase of $401 thousand, or 46.1%. This was primarily due to the increased number of employees and an increase in electricity expenses associated with factory operational preparation and an increase in depreciation expenses with the acquisition of property, plant, and equipment.

Other Income

Interest income consisting of other income was $20 thousand for the year ended December 31, 2025, which was similar with $21 thousand for the years ended December 31, 2024. The amount of change is not material and was primarily due to the impact of translation adjustments.

In addition, gain on foreign currency consisting of other income was $7 thousand for the year ended December 31, 2025, as compared to $61 thousand for the year ended December 31, 2024, a decrease of $54 thousand, or 88.6%. This was primarily due to decreased balance of monetary assets in foreign currencies and a decrease in gain on foreign exchange transactions incurred by equipment purchases in foreign currencies.

Other expenses

Interest expense consisting of other expense was $29,651 for the year ended December 31, 2025, as compared to $30,490 for the year ended December 31, 2024, a decrease of $839, or 2.8%. This was primarily due to a decrease in interest expense resulting from lease amortization.

Loss on foreign currency consisting of other expense was not incurred for the year ended December 31, 2025, as compared to $37,089 for the year ended December 31, 2024, a decrease of $37,089, or 100%. This was primarily due to exchange rate increases on foreign currency monetary assets, resulting in translation gains rather than losses.

Loss on share repurchase liabilities consisting of other expense was $470,679 for the year ended December 31, 2025, as compared to no such loss incurred for the year ended December 31, 2024, representing an increase of $470,679. This was primarily due to valuation losses recognized on derivative instruments related to the settlement obligation arising from appraisal rights by dissenting shareholders.

Liquidity and Capital Resources (in thousands, except as otherwise noted)

Sources of Liquidity

In assessing liquidity, we monitor and analyze cash on-hand and operating expenditure commitments. Our business requires expenditures for, among other things, maintenance of equipment used in our operations, and to remain in compliance with environmental laws. Our short-term and long-term liquidity needs arise primarily from working capital requirements and principal and interest payments related to our outstanding indebtedness. The Company plans to continue to fund its operations through its existing cash and cash equivalents, operational cash flow and additional financing. Our liquidity as of December 31, 2025, is as follows (in thousands):

($ in thousands)	December 31, 2025	December 31, 2024
Cash and cash equivalents	110	493
Restricted cash	36	34
Working capital (deficit), excluding cash, cash equivalents, and restricted cash	(893)	334
Accumulated deficit	(3,841)	(2,105)

Our future liquidity requirements will depend on many factors, including funding needed to support other business opportunities and expenditures, and funding for working capital and general corporate purposes. We expect to satisfy our liquidity requirements through cash on hand, cash generated from the operations and additional financings.

Cash Flows (in thousands, except as otherwise noted)

Cash flows associated with operating, investing, and financing activities for the year ended December 31, 2025, and 2024 are summarized as follows:

	Twelve Months Ended December 31,		Change
($ in thousands)	2025	2024	($)	(%)
Net cash used in operating activities	(999)	(585)	(414)	70.8
Net cash provided by (used in) investing activities	355	(44)	399	(906.8)
Net cash provided by financing activities	246	95	151	158.9
Net decrease in cash and cash equivalents	(398)	(534)	136	(25.5)

Net Cash Used in Operating Activities

Cash flows used in operating activities were $999 thousand for the year ended December 31, 2025, primarily related to a net loss of $1,737 thousand, partially offset by $718 thousand in adjustments reconciling net loss to net cash used in operating activities of continuing operations.

Cash flows used in operating activities were $585 thousand for the year ended December 31, 2024, primarily related to a net loss of $853 thousand, partially offset by $267 thousand in adjustments reconciling net loss to net cash used in operating activities of continuing operations.

Net Cash Provided by Investing Activities

Cash flows provided by investing activities were $355 thousand for the year ended December 31, 2025, primarily due to cash inflows for collection of loans.

Cash flows used in investing activities were $44 thousand for the year ended December 31, 2024, with cash outflows of acquisitions of property, plant and equipment.

Net Cash Provided by Financing Activities

Cash flows provided by financing activities were $246 thousand for the year ended December 31, 2025, primarily due to proceeds from short-term debt of $302 thousand and repayments of long-term debt of $39 thousand.

Cash flows provided by financing activities were $95 thousand for the year ended December 31, 2024, primarily related to $110 thousand in proceeds from short-term debts.

Dissenting Shareholder Appraisal Rights

In connection with the share exchange transactions contemplated by the share exchange agreements dated February 10, 2025, as amended (collectively, the “Agreements”), by and among the Company, EMT Sub Co., Ltd. (“EMT Sub”), and the other operating companies party thereto, shareholders who formally dissented at the general meeting of shareholders held to approve the share exchange (the “Share Exchange EGM”) were granted statutory appraisal rights under the Korean Commercial Code (the “Appraisal Rights”).

Pursuant to the Agreements, dissenting shareholders may obtain the Appraisal Rights by delivering to the Company, within 20 days from the date of the Share Exchange EGM, a written notice identifying the class and number of shares for which appraisal rights are elected (the “Appraisal Shares”). Upon receipt of valid notice, the Company is contingently required to repurchase the Appraisal Shares within two (2) months, provided the Share Exchange remains in effect and the dissenting shareholder does not withdraw its notice (by mutual agreement with the Company), after which any unpaid amount will begin to accrue interest at a statutorily dictated 6% interest rate per annum. The repurchase price for Appraisal Shares is determined by mutual agreement between the Company and the applicable dissenting shareholder through the Agreements.

Management accounts for these appraisal rights as a liability under ASC 480 measured at fair value, with changes recognized in earnings, until the obligation becomes unconditional at merger close. In connection with the transaction, the Company recognized a share repurchase liability of $470,679 and a corresponding loss on share repurchase liability valuation as of December 31, 2025.

In January 2026, the Company completed a comprehensive share exchange transaction pursuant to the approved share exchange agreement and became a wholly owned subsidiary of EMT Sub Co., Ltd. The payment amount was approximately $27.95 million as of the closing of the share exchange transaction and continues to accrue statutory interest until the actual payment date.

Contractual Obligations

The following table presents a summary of our contractual obligations, including payments due by period, as of December 31, 2025:

($ in thousands)	2026	2027	2028	2029	Thereafter	Total
Operating lease(1)	15	—	—	—	—	15
Finance lease(1)	18	—	—	—	—	18
Debt obligations(2)	46	983	66	58	203	1,356
Total	79	983	66	58	203	1,389

____________

(1)      Future lease payment obligations for operating and finance lease liabilities.

(2)      Long-term debt principal repayment obligations for individual cash loans, our bank loans, and loans provided by Korea Small and Medium-sized Enterprises and Startups Agency and Industrial bank of Korea.

As of December 31, 2025, there have been no material changes to our contractual obligations and commitments since December 31, 2024.

Going Concern

These financial statements have been prepared in accordance with GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company’s ability to continue as a going concern exists.

Primarily due to the absence of revenue sources and a focus on fixed asset investments as a newly established entity, the Company incurred losses of $1,737,251and $852,520 for the years ended December 31, 2025 and 2024, respectively, and net cash outflows from operating activities of $999,047 and $585,205 for the years 2025 and 2024, respectively. As of December 31, 2025, the Company reported no revenues and had negative working capital of $893,107, which excludes cash and cash equivalents of $109,646 and restricted cash of $35,802. As of December 31, 2024, the Company had positive working capital of $333,730, which excludes cash and cash equivalents of $492,984 and restricted cash of $34,014. Absent any other action, the Company will require additional liquidity to continue its operations over the next 12 months and to support its business development objectives, the attainment of which is not assured.

The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, and restructuring of operations to grow revenues and decrease expenses. In addition, subsequent to the reporting period, the Company completed a share exchange transaction and became a wholly owned subsidiary of EMT Sub Co., Ltd. As a result, the Company expects to have access to financial and operational support from its parent company. However, the Company’s ability to obtain sufficient funding remains dependent on various factors, including the overall economic environment and the Company’s operating performance. While management expects that the Company will be able to meet its obligations through a combination of external financing and support from its parent company, there can be no assurance that such funding will be available on acceptable terms, or at all. The financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact on our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

The Company’s cash and cash equivalents primarily consist of cash on hand and short-term, highly liquid investments with original maturities of three months or less from the date of purchase and are mainly comprised of bank deposits. As of December 31, 2025 and December 31, 2024, the Company had $145 thousand and

$527 thousand of cash and cash equivalents, including restricted cash, respectively. The Company’s investments are exposed to market risk due to fluctuations in interest rates, which may affect its interest income and fair market value of its investments. However, due to the short-term nature of the Company’s investment portfolio, the Company does not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair value of its portfolio. The Company therefore does not expect its operating results or cash flows to be materially affected by a sudden change in market interest rates.

Foreign Currency Exchange Risk

The Company expects that its future revenue will be generated globally in multiple currencies, primarily the Korean won and U.S. dollar. Accordingly, the results of future operations and cash flows may be subject to fluctuations due to changes in foreign currency exchange rates. As the Company has not generated revenue to date and the impact of foreign currency exchange rates has not been material to its historical financial position, the Company has not entered into derivative or hedging transactions. The Company may consider such transactions in the future if its exposure to foreign currency becomes more significant.

Tariff and Trade Policy Risk

Recent and potential future changes to U.S. trade policy, including the implementation and potentially further expansion of tariffs under the Trump administration, may materially impact global supply chains and trade dynamics that are relevant to the Company’s operations. In particular, the imposition of new or increased tariffs on imports from manufacturing economies — including the Republic of Korea, where the Company’s operations are currently based — could have a direct impact on the Company’s financial condition and results of operations.

Such tariffs may result in either favorable or adverse effects. For example, tariffs imposed on Chinese-manufactured magnets could enhance the competitiveness of the Company’s products in the U.S. market by positioning the Company as a non-China supplier. Conversely, tariffs on raw materials or intermediate goods sourced from impacted regions could increase the Company’s input costs or limit access to critical materials necessary for production.

In response to the imposition of tariffs by the United States, China has enacted export controls on rare earth elements — materials that are essential to the Company’s sintered magnet production and are currently dominated by Chinese supply. If tariff conflicts between the United States and China were to escalate further, such export controls may become even more restrictive, not only with respect to direct U.S. buyers, but also potentially to companies with affiliations or commercial ties to the United States. As a result, the Company may experience increasing difficulty in procuring rare earth materials at competitive prices or in adequate volumes.

While the Company may seek to secure alternative sources of rare earth materials from suppliers outside of China, such alternative suppliers may also raise their prices due to tightening global supply and increased demand. These developments could adversely affect the Company’s cost structure and financial performance. However, given that rare earth elements are widely recognized as strategic and critical materials for the U.S. defense industry and European economies, the Company expects that any increase in raw material procurement costs would likely be reflected in selling prices to customers over time, thereby partially offsetting the financial impact.

Due to the uncertainty surrounding the scope, timing, and implementation of any such trade measures — as well as the complexity of global supply chain responses — the Company is currently unable to reasonably quantify the potential impact of these developments on its prospective financial statements included herein. The Company will continue to monitor developments in international trade policy and evaluate appropriate risk mitigation strategies as circumstances evolve.

Off-Balance Sheet Arrangements

During the period presented, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses, as well as disclosures of contingent assets and liabilities. Significant estimates include, among others, the useful lives of property, plant and equipment, allowance for credit losses, valuation of deferred tax assets, lease liabilities and right-of-use assets, defined severance benefits, income tax uncertainties, and other contingencies. Certain of these estimates require significant judgment and are considered critical to understanding the Company’s financial condition and results of operations. The Company has identified the following areas as involving critical accounting estimates, which are discussed below.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment under finance leases are stated at the present value of the lease payments.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company evaluates long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing this assessment, management considers factors such as the Company’s current operating status, future production plans, and expected cash flows. As of December 31, 2025, management performed an impairment assessment and concluded that no impairment charge was necessary.

Defined Severance Benefits

The Company maintains a defined benefit pension plan covering substantially all employees in accordance with the applicable laws and regulations in Korea. The related obligations are measured based on actuarial valuations using various assumptions, including discount rates, salary growth rates, and employee turnover.

These assumptions require management’s judgment and may have a significant impact on the measurement of the defined benefit obligation. As of December 31, 2025, management evaluated the key assumptions and concluded that the recorded obligation appropriately reflects the Company’s expected future payments.

Share Repurchase Liabilities

The Company accounts for dissenting shareholder appraisal rights as a liability measured at fair value. The measurement of this liability requires significant judgment, including the estimation of expected settlement amounts and the assessment of relevant contractual terms and conditions.

Changes in key assumptions, including expected settlement timing and statutory interest, may have a material impact on the valuation of the liability.

Recent Accounting Pronouncements

See Note 1.(20) to audited annual financial statements for the years ended December 31, 2025 and 2024 included elsewhere in this prospectus for recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

INFORMATION ABOUT NS WORLD

Unless otherwise noted or the context otherwise requires, all references in this section to the “Company,” “we,” “us,” “our” or “NS World” refer to the business of NS World and its subsidiary.

All Korean Won (KRW) figures in this section have been converted to United States Dollars (USD) at an average daily exchange rate of USD/KRW 1,422.0 for the year ended December 31, 2025 and USD/KRW 1,363.98 for the year ended December 31, 2024.

Share Exchange Agreement

On February 10, 2025, EM entered into a definitive share exchange agreement to acquire NS World, which was amended on March 31, 2025. The acquisition of NS World closed concurrently with the consummation of the Business Combination on January 5, 2026, at which time NS World became an indirect wholly owned subsidiary of EM LLC through Korea DRE.

Our Business

NS World is a leading manufacturer of advanced bonded magnets and resale of sintered magnets, providing essential components for industries such as automotive, electronics, and renewable energy. These magnets are critical in various applications, from electric vehicle motors to high-performance electronic devices, where precision, durability, and efficiency are paramount.

Bonded magnets are created by binding magnetic powders with a polymer or resin, allowing them to be molded into complex shapes with high dimensional accuracy. This makes them ideal for applications where space is limited, and specific geometric configurations are required. Bonded magnets are known for their isotropic properties, meaning they can be magnetized in any direction, offering flexibility in design and application.

Sintered magnets, on the other hand, are produced through a process of compacting fine magnetic powders and then sintering them at high temperatures to form a solid, dense material. These magnets are typically stronger than bonded magnets and are used in applications where higher magnetic strength is needed. Sintered magnets are often found in motors, sensors, and actuators, where high power density and thermal stability are critical.

A key aspect of both bonded and sintered magnets is the process of doping, which involves adding small amounts of other elements to the magnetic material. Doping is essential because it can significantly enhance the performance characteristics of the magnets. For example, adding rare earth elements like neodymium (Nd) and praseodymium (Pr) to the magnet’s base material can increase its magnetic strength, thermal stability, and resistance to demagnetization. This is particularly important in high-demand applications, such as electric vehicle motors, where operating conditions are extreme, and reliable performance is crucial. NS World’s expertise in doping and material science ensures that their magnets meet the stringent demands of modern applications. By precisely controlling the doping process, NS World can tailor the magnetic properties of their products to meet specific customer requirements, such as maximizing magnetic field strength, minimizing weight, or improving thermal stability.

The Company’s commitment to innovation and quality control has enabled it to develop a wide range of high-performance magnets that consistently meet or exceed industry standards. NS World’s magnets are not only engineered for superior performance but are also designed to provide long-term reliability in challenging environments, ensuring that their customers can trust these components to function optimally under the most demanding conditions. Through continuous product development and technological advancements, NS World maintains a competitive edge in the global magnet industry, providing critical solutions that drive the success of its clients in rapidly evolving markets.

NS World — Overview

NS World was founded in 2013 under the laws of Korea. Specializing in the manufacture and sale of a diverse range of magnet products, NS World has quickly become a key player in an industry experiencing rapid technological advancement. Since its inception, the Company has expanded its focus from home appliances to pioneering cutting-edge magnet technologies. NS World processes NdPr alloy into bonded magnets and NdPr compounds, it also manufactures and supplies finished magnet products to OEM’s, maintaining full control over the entire production process through its headquarters and primary operations based in Korea.

NS World is at the forefront of the global transition to a more sustainable and greener future. The company focuses on the production of advanced bonded, collaborating closely with clients to develop and deliver solutions that precisely align with their evolving needs. By leveraging cutting-edge technology, NS World ensures that its products consistently meet the highest standards of quality and reliability, empowering customers to optimize performance, minimize errors, and confidently scale their operations.

NS World offers a diverse portfolio of magnet products, including both bonded, each designed to meet the specific requirements of clients, whether in terms of material properties, performance benchmarks, or delivery timelines. A commitment to continuous innovation and the development of proprietary technologies has positioned NS World as a leader in the global magnet industry. The company supports a wide range of sectors, from automotive to electronics, as they strive for excellence in an era marked by rapid electrification and automation.

NS World is a foreign private issuer, as defined under Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act.

Our Company

NS World was founded as a corporation in 2013 to meet the growing demand for magnets. Since 2013, the Company has made great strides in becoming a global leader in magnets across multiple industries including home appliance, automotive, energy, and more, with significant developments to improve both end product quality and reliability. The Company is headquartered at 99 Naechuokso-gil, Buk-myeon, Cheongwon-gu, Cheongju-si, Chungcheongbuk-do, South Korea.

Highlights

•        NS World’s In-House Expertise:    NS World boasts an in-house team with decades of specialized experience in magnet technology with a production capacity of 400 tonnes a year, ensuring the highest level of expertise in the industry. This extensive knowledge base supports the company’s innovative approach to developing cutting-edge magnetic solutions.

•        Diverse Product Offerings:    NS World provides an extensive range of magnet products, including highly specialized bonded and sintered magnets. These products are meticulously tailored to meet the specific needs of customers across various sectors, from EV motors to high-precision electronic components. This diverse product lineup ensures that NS World can deliver optimal performance solutions for a broad spectrum of applications.

•        Strong Supplier Network:    The Company has an existing diverse supplier network to support its magnet making operations.

•        Global Presence and Strategic Expansion:    With its headquarters in South Korea, NS World has established a strong global presence. The Company’s strategic expansion into key international markets has solidified its reputation as a trusted supplier of high-quality magnets worldwide. This global reach allows NS World to effectively serve a diverse clientele and meet the growing demand for advanced magnetic solutions.

•        Uncompromising Quality Control:    NS World places a strong emphasis on rigorous quality control throughout its manufacturing processes. By adhering to stringent industry standards, the Company ensures that all its products consistently meet the highest levels of performance and reliability. This dedication to quality makes NS World a preferred partner for those seeking high-performance magnetic solutions.

•        Commitment to the Green Transition:    NS World is at the forefront of supporting the global transition to renewable energy. The Company is dedicated to producing magnets that are critical for renewable energy systems and EVs, playing a pivotal role in advancing sustainable technologies. This commitment aligns with NS World’s broader mission to contribute to a greener, more sustainable future.

NS World Strategy

•        Innovation and Product Development:    NS World is a leader in pushing the boundaries of advanced magnet technology, continuously driving innovation in bonded and sintered magnets. The Company’s commitment to cutting-edge research and the aggressive pursuit of new patents ensures that it remains at the forefront of industry trends, delivering superior, tailored products that meet and exceed customer expectations.

•        Strategic Global Expansion:    NS World is actively expanding its footprint in key international markets, including the U.S., Europe, and Asia. This strategic growth enhances the Company’s ability to serve a diverse global client base, capturing new market opportunities and strengthening its position as a global leader in magnet technology.

•        Optimized In-House Production:    With a strong focus on in-house production, NS World invests heavily in state-of-the-art manufacturing equipment. This approach guarantees consistent, high-quality products while optimizing cost efficiency and reducing dependency on third-party suppliers, ensuring the Company maintains control over the entire production process.

•        Customer-Centric Operations:    NS World places its customers at the heart of its operations, fostering long-term relationships through personalized service and attention to detail. The Company ensures that every product meets exact specifications and provides ongoing support throughout the product’s lifecycle, reinforcing its reputation for exceptional customer service.

•        Efficient Supply Chain Management:    NS World has refined its supply chain operations to ensure the efficient and timely delivery of products. By streamlining order processing and optimizing logistics, the Company bolsters its reputation for reliability and trustworthiness, ensuring that customers receive their products when and where they need them.

Market Overview

Growth Potential

The global magnets and magnetic material industry is poised for significant growth, driven by a variety of factors across key sectors such as electric vehicles, renewable energy, consumer electronics, healthcare, and defense applications. Current market dynamics and economic projections underscore the industry’s robust expansion potential as new magnetic technologies are continued to be developed.

One of the primary drivers of this growth is the rapid adoption of EVs. NdFeB magnets are critical components in the electric motors used in EVs, providing the necessary efficiency and power density for high-performance applications. As governments worldwide push for the adoption of cleaner transportation solutions and automakers accelerate their EV production, the demand for these high-performance magnets is expected to increase substantially.

According to Verified Market Forecast: Global Magnets and Magnetic Materials Market By Type, the global magnet and magnetic material market was valued at $10.46B in 2023 and is expected to reach $15.05B by the end of 2030, representing a CAGR of 6.26%. A large part of this growth is attributed to NdFeB magnets as demand for thermal degradation resistant materials become more important with the advancements in electric motors, generators, and other high temperature applications.

Bonded Magnet Market

Bonded magnets, particularly those made from NdFeB, are known for their exceptional magnetic properties and flexibility in design. They can be manufactured in complex shapes and sizes, which makes them suitable for a diverse array of applications in technologies across automotive, energy, and defense. The bonded magnet market growth is driven by increasing demand across a wide range of applications. According to Verified Market Reports: Global Bonded Magnet Market By Type, the bonded magnet market was estimated to be $3.0B in 2023 and is forecasted to grow at a CAGR of ~6% through 2030 to $5.0B.

One of the key factors driving the growth of the bonded magnet market is the ongoing advancements in technology. As industries continue to push the boundaries of innovation, the demand for high-performance materials like bonded magnets increases. These magnets are crucial in various high-tech applications, including consumer electronics, where they are used in devices such as hard drives, speakers, and sensors. In industrial machinery, bonded magnets are employed in motors, actuators, and various automated systems, where their design flexibility and magnetic strength are highly valued.

Another significant driver of market growth is the emphasis on miniaturization and performance efficiency. In many modern applications, there is a need for smaller, lighter components that do not compromise on functionality. Bonded magnets meet this requirement by providing strong magnetic performance in compact and lightweight designs. This attribute is particularly important in fields like automotive engineering, aerospace, and renewable energy, where space and weight constraints are critical considerations.

Sintered Magnet Market

The sintered magnet market is undergoing a period of significant transformation, marked by robust growth and evolving demand across various sectors. Sintered magnets are renowned for their superior magnetic properties, including high magnetic strength and thermal stability. These characteristics make them indispensable in numerous industrial and technological applications. According to Verified Market Reports: Global Sintered NdFeB Magnet Market By Type, the sintered magnet market was estimated to be $2.0B in 2023, and is forecasted to grow at a CAGR of ~8% through 2030 to $4.3B.

The demand for sintered magnets is primarily driven by advancements in technology, increasing applications in various industries, and the growing need for magnetic materials that can retain their magnetic properties at high temperatures. These qualities are highly sought after in automotive, renewable energy, and defense industries where demand is a primary growth driver for the sintered magnet market.

The sintered magnet market is characterized by a strong emphasis on R&D to enhance the properties and performance of these materials. Innovations in manufacturing processes, such as improvements in powder metallurgy and magnetic alignment techniques, are leading to the production of sintered magnets with superior characteristics. These advancements enable manufacturers to meet the growing demands for higher efficiency, reliability, and performance in various applications.

Products

Main products & services

Product	Product Detail
NdFeB Sintered Magnet

High-performance, compact magnetic fields; ideal for electric motors, generators, sensor systems; strong magnetic output in limited space; commonly used in automotive powertrain systems and precision instruments

NdFeB Bonded Magnet

Magnets designed for applications requiring complex geometries without compromising magnetic strength; can be molded into intricate shapes, making them ideal for compact electronic devices, precision medical equipment, and custom-designed automotive components; isotropic nature ensures consistent performance across all directions; essential for devices requiring uniform magnetic fields.

AlNiCo Magnet

Magnets that offer stability over a wide temperature range; well-suited for sensors, measuring devices, and high-temperature machinery; characterized by high residual induction and low coercive force, allowing for consistent performance even under thermal stress; excellent corrosion resistance makes them reliable for outdoor and industrial environments.

Product	Product Detail
SmCo Magnet

Engineered for extreme conditions requiring both high magnetic performance and stability; known for exceptional thermal stability and resistance to oxidation; ideal for aerospace, military, and high-temperature industrial applications; commonly used in precision instruments and high-performance motors where long-term reliability is crucial.

Ferrite Magnet Resin

Optimal for cost-effective solutions requiring moderate magnetic strength; commonly used in automotive motors, household appliances, and electronic devices; resin coating provides enhanced protection against corrosion; suitable for use in harsh or humid environments.

1.      NdFeB Sintered Magnet: NdFeB sintered magnets are produced through a powder metallurgy process, where fine particles of neodymium, iron, and boron are compacted under high pressure in a mold. This compacted form is then sintered at high temperatures, causing the particles to fuse into a dense, solid structure. The resulting magnets are subjected to magnetic field alignment to enhance their magnetic properties, making them highly effective for use in electric motors, generators, and precision instruments where compact, powerful magnetic fields are required.

2.      NdFeB Bonded Magnet: NdFeB bonded magnets are manufactured by blending neodymium-iron-boron powder with a polymer binder, which allows the mixture to be molded into complex shapes through processes like injection molding, compression molding, or extrusion. After forming, the magnets are cured to solidify the polymer and bond the particles together. This manufacturing method enables the production of magnets with intricate geometries, making them ideal for applications in compact electronic devices, medical equipment, and custom automotive components where uniform magnetic performance is necessary.

3.      AlNiCo Magnet: AlNiCo magnets are produced through casting or sintering processes, where aluminum, nickel, cobalt, and iron alloys are melted and poured into molds for casting or compacted under pressure for sintering. After cooling, the magnets undergo a heat treatment process, followed by a controlled cooling or annealing process, which enhances their magnetic properties. The final step often involves grinding the magnets to achieve the desired dimensions and magnetic orientation. This manufacturing process gives AlNiCo magnets their high temperature stability and corrosion resistance, making them suitable for demanding environments like sensors and high-temperature machinery.

4.      SmCo Magnet: SmCo magnets are manufactured by combining samarium and cobalt powders through a process called powder metallurgy. The powders are compacted in a mold under high pressure and then sintered at high temperatures to create a dense, solid material. The sintered magnets are then magnetized in a strong magnetic field to align the magnetic domains, resulting in high magnetic performance and stability. The exceptional thermal stability and resistance to oxidation of SmCo magnets make them ideal for extreme conditions, such as aerospace and military applications.

5.      Ferrite Magnet Resin: Ferrite magnet resin is made by mixing ferrite powder with a resin binder, allowing the material to be molded into various shapes using processes like injection molding or compression molding. Once molded, the material is cured to harden the resin and lock the magnetic particles in place. This manufacturing process results in cost-effective magnets that offer moderate magnetic strength and excellent environmental resistance, making them suitable for applications like automotive motors, household appliances, and electronic devices. The resin coating provides additional protection against corrosion, ensuring durability in harsh environments.

Research & Development

The company’s focus on advancing its sintered and bonded magnet divisions through targeted research and development is key to driving future growth. By prioritizing these areas, NS World is committed to not only improving the quality and performance of its products but also expanding its capacity to meet increasing market demands through R&D. NS World is committed to enhancing these divisions by optimizing commercial scaling and increasing output production. This focus on innovation is designed to ensure that NS World not only meets current market demands but also sets new standards in magnet technology. Looking ahead, NS World is poised to further refine its manufacturing processes and expand its product offerings in the bonded magnet markets, ensuring these technologies continue to lead the industry in performance and reliability.

NS World plans to bring several new processes to its business that improve the process in which bonded and sintered magnets are created in turn expanding NS World’s product applications and capabilities. A few examples are the following:

•        Experimental Mold Improvements:    research to improve precision and quality of the products magnetic properties.

•        Nd Compound:    Research to secure Nd resin with the highest magnetic performance and stable physical properties when Nd powder is combined with polyimide resin in Nd compound.

•        Nd Injection Molding:    research to improve the neodymium (Nd) injection process in the magnet-making process, specifically for bonded NdFeB magnets (which are formed by injecting a mixture of neodymium powder and a binder into a mold), to enhance the quality, performance, and production efficiency of the magnets

Suppliers

The Company engages in strategic purchase agreements with third-party suppliers to acquire essential raw materials, including NdPr alloy, NdPr flake, TbDy alloy, and TbDy flake, which are critical for manufacturing its specialized magnet products. These materials are procured based on specific customer orders, and the Company’s production capacity is largely dependent on the quality and quantity of the feedstock obtained, as well as the composition of the demanded products.

Due to the inherent volatility in pricing, supply availability, and various regulatory restrictions associated with these materials, the Company proactively manages risks by maintaining strong relationships with multiple suppliers. This ensures flexibility in sourcing alternative materials if supply disruptions or other constraints arise. The Company continuously monitors the supply chain landscape to anticipate and mitigate potential issues, ensuring uninterrupted production and the ability to meet customer demands effectively. Additionally, the Company invests in long-term partnerships and collaborative efforts with key suppliers to enhance the stability of its supply chain. These relationships are crucial not only for securing consistent feedstock but also for enabling the Company to adapt to market changes, innovate in material processing, and sustain a competitive edge in the industry.

Marketing

Marketing bonded and sintered magnets requires a targeted approach due to the highly specialized nature of the product. The company has industry relationships from the management team’s experience and a network that supported an initial customer base. The consistent quality and timely delivery of the product allowed for those relationships to expand. The Company continues to focus marketing efforts on industries and companies that rely on advanced magnet specification requirements, as well as emphasizing the unique advantages of the Company’s products.

Customers

NS World specializes in manufacturing and selling specialized magnets. The Company’s business transactions typically follow this process: (i) a customer submits an RFQ for a price estimate, (ii) NS World provides the corresponding quote, (iii) the Company and the customer agree on a PO, and (iv) NS World manufactures the specified specialized magnets according to the PO and delivers them to the customer. The lead time from order to delivery generally ranges from one to six months, depending on product complexity and volume.

NS World has been selling bonded magnets, alnico magnets, and ferrite magnets to a number of leading global manufacturers since 2007. Some of NS World’s notable customers include Ford, Hyundai, LG, and Samsung, among others. These customers operate across the automotive, electronics, and industrial sectors and represent long-standing commercial relationships. NS World’s ability to supply these multinational corporations for over a decade reflects its technical expertise, manufacturing reliability, and ability to meet stringent quality standards.

Client Acquisition Process

During its client acquisition process, the Company typically obtains a substantial agreement in the form of RFQ with the prospective customer. Each RFQ typically takes one to three years to draft, negotiate and execute and is usually 10 pages or longer with detailed steps from scoping to testing to contract. The steps are typically broken down into:

1.      Scoping Customer Solution (one to three months):    this step includes identifying the scope of solution required by and to be provided to prospective customers.

2.      Proof of Concept and Benchmarking (three to six months):    this step includes testing and benchmarking of NS World’s solution for prospective customers.

3.      Initial Deployment:    once proof of concept is completed and the prospective customer is satisfied, then NS World and the prospective client will carry out the initial deployment.

The Company is currently in different stages of this process with numerous Tier 1 manufacturers in Korea.

Competition

The competition for a company producing bonded and sintered magnets is primarily composed of established players within the global rare earth supply chain. This includes large multinational corporations, mining companies, and specialized material processors that dominate the market, particularly those based in China, which accounts for the majority of global bonded and sintered magnet production. Competitors in this space typically have vertically integrated operations, controlling the supply from mining to magnet, giving them significant cost and supply chain advantages.

In addition to Chinese firms, Western companies are increasingly investing in magnet making technology, especially as demand rises for EVs, renewable energy technologies, and advanced electronics. These competitors may focus on developing alternative supply chains to reduce dependence on Chinese materials, positioning themselves as reliable, politically neutral sources for magnets. Smaller, specialized firms may also compete by offering niche products or advanced materials with tailored properties for high-tech applications.

The competition also includes companies investing heavily in R&D to improve the compaction, injection, and composition of magnetic materials, aiming to differentiate through innovation, quality, and sustainability. This drives a highly competitive environment where price, supply chain reliability, and technological advancements are key differentiators.

Intellectual Property

NS World’s success and competitive strength are closely linked to its technological advancements and the comprehensive protection of its intellectual property. The Company employs a broad strategy to secure its intellectual assets, which includes securing patents, trademarks, copyrights, trade secrets, and confidentiality agreements. With a focus on Korea and key global markets, NS World holds one patent in Korea.

In addition to patents, NS World possesses a wide range of intellectual property, such as trademarks, design rights, know-how, copyrights, and domain names. To safeguard these assets, the Company implements strict access controls and legal agreements with employees, contractors, customers, and partners. These measures are critical in preventing unauthorized use or replication of NS World’s innovations. However, as the Company expands globally, the risk of intellectual property infringement by third parties remains a concern.

Given the competitive nature of its industry, NS World recognizes the frequency of intellectual property disputes, particularly over patents. As the Company continues to grow, it anticipates that competitors may attempt to imitate its products or develop similar technologies, potentially leading to legal challenges. NS World is proactive in defending its intellectual property rights and prepared to address any infringement claims. The consequences of such claims could include significant financial penalties, restrictions on product sales, or the need to create non-infringing alternatives, all of which could impact the Company’s operations and profitability.

As NS World expands its global presence, it faces increasing challenges in protecting its intellectual property across different jurisdictions. The effectiveness of legal protections, such as patents and trademarks, can vary by country, potentially exposing the Company to greater risks in regions where IP laws are less stringent. To mitigate these risks, NS World continuously adapts its intellectual property strategies, ensuring that its innovations are protected in all key markets.

NS World’s dedication to protecting its intellectual property is a fundamental aspect of its business strategy. The Company understands that its ability to innovate and maintain a competitive advantage is directly tied to the strength and security of its intellectual property portfolio. As a result, NS World is committed to continually improving its intellectual property protections, ensuring that it can uphold its leadership position in the industry while navigating the complexities of the global market.

Subsidiaries

The Company has no existing subsidiaries

Human Capital Resources

The people of NS World are the Company’s most valuable asset in fulfilling the Company’s mission. At the core of the Company’s success is the relentless pursuit to maintain and nurture the innovative culture that instills an environment where its employees feel motivated and empowered to deliver results through an unwavering commitment to doing what is right in a safe environment.

Employees

As of December 31, 2025, the Company has 33 total employees of which none are subject to any collective bargaining agreements. The Company has two registered directors all of which are fully dedicated to the Company.

NS World offers employees fringe benefits such as a defined benefit retirement plan, medical insurance. In addition, NS World offers personal leave of absence, family and sick leave, paid holidays and paid vacation. NS World plans to establish a more comprehensive individual benefits plan, subject to board and management approval.

NS World also strives to maintain an inclusive environment free from discrimination of any kind, including sexual or other discriminatory harassment. It provides training for its employees covering harassment, discrimination and unconscious bias. Its employees have multiple avenues available through which inappropriate behavior can be reported, and its policies require all reports of inappropriate behavior to be promptly investigated with appropriate action taken.

Properties

NS World’s principal executive offices are located at 99 Naechuokso-gil, Buk-myeon, Cheongwon-gu, Cheongju-si, Chungcheongbuk-do, South Korea. The Company rents one land property and one building on such land. The Company’s primary facility is on the owned land and management deems to facility in good standing condition.

Real Property

The Company owns one building and one piece of land on which the building sits.

The factory with the address at 99 Naechuokso-gil, Buk-myeon, Cheongwon-gu, Cheongju-si, Chungcheongbuk-do, South Korea is located within the owned properties.

Leases

The Company leases apartments as part of employee dormitory welfare.

Commitments & Contingencies

NS World has no ongoing or pending investigations or litigation.

Government Regulations

NS World’s competitive edge and operational effectiveness are closely tied to adherence to global trade, tariff policies, and regulatory frameworks. This is especially crucial given the Company’s reliance on international suppliers for raw materials and a broad customer base. Tariffs on imported components and products in export markets can lead to increased costs, potentially affecting competitiveness.

Export control laws, particularly those enforced by China and other jurisdictions, play a significant role in regulating the sale, transfer, and distribution of NS World’s products and technologies. These laws can restrict the export of feedstock, particularly when deemed critical to national security or economic stability, impacting NS World’s supply chain and production capabilities. Additionally, NS World must navigate complex compliance with domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, which prohibits improper payments to officials for business purposes. As NS World’s global footprint grows, the company faces heightened exposure to these regulations, increasing the risk of legal and financial consequences.

Moreover, NS World must comply with environmental, health, and safety regulations across all regions where it operates or sells its products. These regulations address critical issues, including the handling and disposal of hazardous materials, employee safety standards, and the use and recycling of hazardous materials in its products. Compliance with these laws is vital not only for maintaining operational integrity but also for ensuring that NS World meets the regulatory requirements of its global customer base. The complexity of these regulations, particularly as they vary across different jurisdictions, requires continuous monitoring and adaptation to avoid penalties and maintain the trust of customers and stakeholders.

NS World also faces challenges related to import and export permits, licensing, and transaction review procedures in various countries. These laws can limit NS World’s ability to produce or distribute its products or affect the ability of customers to incorporate NS World’s products into their own manufacturing processes. The company must ensure that the exportation, re-exportation, and importation of its products, as well as the components and technologies necessary for their manufacture, comply with these regulations. The company’s ability to navigate these complex regulatory landscapes will be critical to its continued success in the highly competitive specialized magnets industry.

Directors & Executive Officers

The following table sets forth the names and ages of the members of NS World’s executive officers and the positions held by each.

Name	Age	Position(s)
Executive Officers
Kim Kang-yong	60	Chief Executive Officer
Hong Eui-taeg	71	Executive Director

Board of Directors
Kim Kang-yong	60	Director
Kim Hee-young	29	Director
Hong Eui-taeg	71	Director
Seonhee Kang	57	Director

The following is information about the experience and attributes of the members of NS World’s senior executive officers as of the date of this prospectus. The experience and attributes of NS World’s executives discussed below provide the reasons that these individuals were selected for board membership, as well as why they continue to serve in such positions.

Executive Officers & Directors

•        Kim Kang-yong — graduated from the Department of Geography Education at Cheongju University. Soon after Kim Knag-yong joined Jawooh Electronics Co., Ltd., where he built a successful career until his departure. The following month he became the manager of N&P, a role that led to his appointment as CEO in March 2011. Building on his leadership experience, he was appointed CEO of NS World in April 2014, further advancing his career in the industry.

•        Hong Eui-taeg — graduated from Chungbuk National University with a Bachelors in Science in Chemical Engineering. He then went on to join Yusung Mulsan, a Korean Company before joining Inkyeong Silk. He then served at N&P before joining NS World full time in 2014.

•        Seonhee Kang — graduated from Chungcheong University with a degree in electronics. He then went on to join Jahwa Electronics Co., Ltd. until he joined NS World full time in 2015.

•        Kim Hee-young — graduated from Chungbuk Health and Science University — automotive engineering, then joined NS World as Director in 2018.

Family Relationships

Hong Eui-taeg, the Executive Director of NS World, is the brother-in-law of Kim Kang-yong, the CEO of NS World.

Seonhee Kang, the Director of NS World, is the spouse of Kim Kang-yong, the CEO of NS World.

Kim Hee-young, the Director of NS World, is the child of Kim Kang-yong, the CEO of NS World.

Corporate Governance

Composition of the Board of Directors

NS World’s board of directors does not hold any subcommittees. Upon closing, the Company will elect a board of directors. When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable NS World’s board of directors to satisfy its oversight responsibilities effectively in light of its business and structure, the board of directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Certain Relationships & Related Party Transactions

The Company does not have a formal written policy for the review and approval of transactions with related parties. Its unwritten policy with regard to transactions with related persons is that all material transactions are to be reviewed by the entire board of directors of the Company for any possible conflicts of interest. The Board of Directors of the Company is responsible for review, approval, or ratification of “related-person transactions” involving the Company and related persons.

NS World’s Related Party Transactions — Sales to N&P Co., Ltd in 2022

On January 31, 2022, NS World sold IRM-14-12 POWDER and 1 other item to N&P Co., Ltd, for a total amount of KRW 129,189,500 (approximately USD 96,880).

On March 31, 2022, NS World sold IRM-14-12 POWDER and 2 other items to N&P Co., Ltd, for a total amount of KRW 122,483,900 (approximately USD 91,851).

On May 31, 2022, NS World sold NS-760 and 1 other item to N&P Co., Ltd, for a total amount of KRW 100,581,800 (approximately USD 75,427).

On June 30, 2022, NS World sold IRM-14-12 POWDER and 6 other items to N&P Co., Ltd, for a total amount of KRW 129,815,944 (approximately USD 97,350).

On October 31, 2022, NS World sold NdFeB-Powder to N&P Co., Ltd, for a total amount of KRW 108,395,100 (approximately USD 81,286).

On November 30, 2022, NS World sold NdFeB-Powder to N&P Co., Ltd, for a total amount of KRW 238,395,520 (approximately USD 178,774).

On December 31, 2022, NS World sold Binder and 1 other item to N&P Co., Ltd, for a total amount of KRW 255,206,600 (approximately USD 191,381).

NS World’s Related Party Transactions — Sales to N&P Co., Ltd in 2023

On January 31, 2023, NS World sold NdFeB-Powder to N&P Co., Ltd, for a total amount of KRW 275,193,600 (approximately USD 206,369).

On February 28, 2023, NS World sold NdFeB-Powder to N&P Co., Ltd, for a total amount of KRW 186,697,093 (approximately USD 140,005).

On March 31, 2023, NS World sold NdFeB-Powder to N&P Co., Ltd, for a total amount of KRW 172,923,905 (approximately USD 129,677).

On April 30, 2023, NS World sold NdFeB-Powder to N&P Co., Ltd, for a total amount of KRW 203,016,000 (approximately USD 152,243).

On May 31, 2023, NS World sold NdFeB-Powder to N&P Co., Ltd, for a total amount of KRW 238,887,000 (approximately USD 179,143).

On June 30, 2023, NS World sold NdFeB-Powder to N&P Co., Ltd, for a total amount of KRW 250,723,000 (approximately USD 188,019).

On July 7, 2023, NS World sold one extruder to N&P Co., Ltd, for a total amount of KRW 234,300,000 (approximately USD 175,703).

On July 31, 2023, NS World sold NdFeB-Powder to N&P Co., Ltd, for a total amount of KRW 176,616,000 (approximately USD 132,445).

On August 31, 2023, NS World sold NdFeB-Powder to N&P Co., Ltd, for a total amount of KRW 268,902,700 (approximately USD 201,652).

On September 30, 2023, NS World sold NdFeB-Powder to N&P Co., Ltd, for a total amount of KRW 153,107,900 (approximately USD 114,817).

On October 31, 2023, NS World sold H-IG to N&P Co., Ltd, for a total amount of KRW 275,397,100 (approximately USD 206,522).

On November 30, 2023, NS World sold NdFeB-Powder to N&P Co., Ltd, for a total amount of KRW 114,713,500 (approximately USD 86,024).

On December 31, 2023, NS World sold NdFeB-Powder to N&P Co., Ltd, for a total amount of KRW 172,049,790 (approximately USD 129,021).

NS World’s Related Party Transactions — Purchases from N&P Co., Ltd in 2022

On January 31, 2022, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 141,075,000 (approximately USD 105,793).

On February 28, 2022, NS World purchased raw material (NS-760), totaling 1,120kg, from N&P Co., Ltd, for a total amount of KRW 95,011,840 (approximately USD 71,250).

On March 31, 2022, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 136,462,818 (approximately USD 102,334).

On May 31, 2022, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 106,186,641 (approximately USD 79,630).

On June 30, 2022, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 138,097,467 (approximately USD 103,560).

On October 31, 2022, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 110,436,480 (approximately USD 82,817).

On November 30, 2022, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 242,778,471 (approximately USD 182,061).

On December 31, 2022, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 259,676,890 (approximately USD 194,733).

NS World’s Related Party Transactions — Purchases from N&P Co., Ltd in 2023

On January 31, 2023, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 286,231,880 (approximately USD 214,647).

On February 28, 2023, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 197,786,102 (approximately USD 148,321).

On March 31, 2023, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 184,127,507 (approximately USD 138,078).

On April 30, 2023, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 214,111,920 (approximately USD 160,564).

On May 31, 2023, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 249,954,628 (approximately USD 187,443).

On June 30, 2023, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 261,729,070 (approximately USD 196,272).

On July 31, 2023, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 187,626,859 (approximately USD 140,703).

On August 31, 2023, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 279,994,024 (approximately USD 209,969).

On September 30, 2023, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 164,234,648 (approximately USD 123,161).

On October 31, 2023, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 286,511,042 (approximately USD 214,856).

On November 30, 2023, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 125,668,978 (approximately USD 94,240).

On December 31, 2023, NS World purchased raw material (NS-760) from N&P Co., Ltd, for a total amount of KRW 183,011,178 (approximately USD 137,241)

NS World’s Related Party Transactions — Sales to KCM in 2022

On September 30, 2022, NS World sold PrNd Metal to KCM, for a total amount of KRW 165,000,000 (approximately USD 123,735).

On October 31, 2022, NS World sold PrNd Metal to KCM, for a total amount of KRW 352,000,000 (approximately USD 263,967).

On November 9, 2022, NS World sold PrNd Metal to KCM, for a total amount of KRW 85,360,000 (approximately USD 64,012).

NS World’s Related Party Transactions — Sales to KCM in 2023

On February 28, 2023, NS World sold PrNd Metal to KCM, for a total amount of KRW 172,700,000 (approximately USD 129,509).

On March 31, 2023, NS World sold PrNd Metal to KCM, for a total amount of KRW 143,000,000 (approximately USD 107,237).

On April 30, 2023, NS World sold PrNd Metal to KCM, for a total amount of KRW 119,900,000 (approximately USD 89,914).

On May 31, 2023, NS World sold PrNd Metal to KCM, for a total amount of KRW 255,200,000 (approximately USD 191,376).

On June 30, 2023, NS World sold PrNd Metal to KCM, for a total amount of KRW 242,000,000 (approximately USD 181,477).

On July 27, 2023, NS World sold PrNd Metal to KCM, for a total amount of KRW 115,500,000 (approximately USD 86,614).

On August 31, 2023, NS World sold PrNd Metal to KCM, for a total amount of KRW 125,400,000 (approximately USD 94,038).

On September 25, 2023, NS World sold PrNd Metal to KCM, for a total amount of KRW 130,900,000 (approximately USD 98,163).

On October 31, 2023, NS World sold PrNd Metal to KCM, for a total amount of KRW 131,450,000 (approximately USD 98,575).

On November 30, 2023, NS World sold PrNd Metal to KCM, for a total amount of KRW 123,200,000 (approximately USD 92,388).

On December 28, 2023, NS World sold PrNd Metal to KCM, for a total amount of KRW 112,420,000 (approximately USD 84,304).

NS World’s Related Party Transactions — Purchases from KCM in 2022

On June 7, 2022, NS World purchased lithium fluoride from KCM, for a total amount of KRW 129,800,000 (approximately USD 97,338).

On June 11, 2022, NS World purchased IRM-14-12 POWDER from KCM, for a total amount of KRW 96,360,000 (approximately USD 72,261).

On October 31, 2022, NS World purchased NdFeB-Powder (14-12) from KCM, for a total amount of KRW 198,000,000 (approximately USD 148,481).

On November 30, 2022, NS World purchased NdFeB-Powder (14-12) from KCM, for a total amount of KRW 343,750,000 (approximately USD 257,780).

On December 31, 2022, NS World purchased NdFeB-Powder (14-12) from KCM, for a total amount of KRW 272,800,000 (approximately USD 204,574).

NS World’s Related Party Transactions — Purchases from KCM in 2023

On January 31, 2023, NS World purchased NdFeB-Powder from KCM, for a total amount of KRW 319,000,000 (approximately USD 239,220).

On February 28, 2023, NS World purchased NdFeB-Powder from KCM, for a total amount of KRW 319,000,000 (approximately USD 239,220).

On March 31, 2023, NS World purchased NdFeB-Powder from KCM, for a total amount of KRW 201,300,000 (approximately USD 150,956).

On May 31, 2023, NS World purchased NdFeB-Powder from KCM, for a total amount of KRW 220,000,000 (approximately USD 164,979).

On June 30, 2023, NS World purchased NdFeB-Powder from KCM, for a total amount of KRW 220,000,000 (approximately USD 164,979).

On September 4, 2023, NS World purchased NdFeB-Powder from KCM, for a total amount of KRW 213,400,000 (approximately USD 160,030).

On October 31, 2023, NS World purchased NdFeB-Powder from KCM, for a total amount of KRW 266,750,000 (approximately USD 200,037).

On November 30, 2023, NS World purchased NdFeB-Powder from KCM, for a total amount of KRW 266,750,000 (approximately USD 200,037).

On December 20, 2023, NS World purchased NdFeB-Powder from KCM, for a total amount of KRW 266,750,000 (approximately USD 200,037).

NS World’s Related Party Transactions — Purchases from KCM from January 01, June 30, 2024

On January 3, 2024, NS World made an accounts payable payment totaling $44,994 to KCM for a raw material purchase.

On January 16, 2024, NS World made an accounts payable payment totaling $59,993 to KCM for a raw material purchase.

On February 1, 2024, NS World made an accounts payable payment totaling $52,493 to KCM for a raw material purchase.

On February 29, 2024, NS World made an accounts payable payment totaling $22,497 to KCM for a raw material purchase.

On March 19, 2024, NS World made an accounts payable payment totaling $14,998 to KCM for a raw material purchase.

On April 16, 2024, NS World made an accounts payable payment totaling $22,497 to KCM for a raw material purchase.

NS World’s Related Party Transactions — Sales to TIANJIN TNTT Co., Ltd., from January 01, June 30, 2024

On January 14, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $23,520.

On January 14, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. Totaling $15,790.

On January 14, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $756.

On January 14, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $942.

On January 14, 2024, NS World sold products to Tianjin TNTT Co., Ltd. totaling $382.

On January 14, 2024, NS World sold products to Tianjin TNTT Co., Ltd. totaling $339.

On January 27, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $16,026.

On January 27, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $399.

On January 27, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $473.

On January 27, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $922.

On February 17, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $23,395.

On February 17, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $26,023.

On February 17, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $845.

On February 17, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $231.

On March 1, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $13,617.

On March 1, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $9,904.

On March 1, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $186.

On March 1, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $76.

On March 1, 2024, NS World sold products to Tianjin TNTT Co., Ltd. totaling $520.

On March 1, 2024, NS World sold products to Tianjin TNTT Co., Ltd. totaling $400.

On March 17, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $27,153.

On March 17, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $26,648.

On March 17, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $4,009.

On March 17, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $119.

On March 31, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $14,953.

On March 31, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $98.

On April 14, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $48,842.

On April 14, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $23,930.

On April 14, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $207.

On April 14, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $200.

On April 28, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $11,149.

On May 19, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $40,275.

On May 19, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $317.

On May 19, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $124.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $5,552.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $371.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $362.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $38,747.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $1,892.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $1,892.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $1,892.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $1,892.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $473.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $63,158.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $4,466.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $4,605.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $1,131.

On June 16, 2024, NS World sold goods to Tianjin TNTT Co., Ltd. totaling $1,131.

NS World’s Related Party Transactions — Purchases from TIANJIN TNTT Co., Ltd., from January 01, June 30, 2024

On January 17, 2024, NS purchased raw materials from Tianjin TNTT Co., Ltd. totaling $34,022.

On February 13, 2024, NS World purchased raw materials from Tianjin TNTT Co., Ltd. totaling $42,954.

On February 28, 2024, NS World purchased raw materials from Tianjin TNTT Co., Ltd. totaling $43,323.

On March 27, 2024, NS World purchased raw materials from Tianjin TNTT Co., Ltd. totaling $45,825.

On April 17, 2024, NS World purchased raw materials from Tianjin TNTT Co., Ltd. totaling $32,908.

On May 3, 2024, NS World purchased raw materials from Tianjin TNTT Co., Ltd. totaling $20,591.

On May 14, 2024, NS World purchased raw materials from Tianjin TNTT Co., Ltd. totaling $37,968.

On May 29, 2024, NS World purchased raw materials from Tianjin TNTT Co., Ltd. totaling $22,130.

On June 19, 2024, NS World purchased raw materials from Tianjin TNTT Co., Ltd. totaling $97,040.

NS World’s Related Party Transactions — Sales to N&P Co., Ltd from January 01, June 30, 2024

On January 31, 2024, NS World sold goods to N&P Co., Ltd. for a total amount of $254,242.

On February 29, 2024, NS World sold goods to N&P Co., Ltd. for a total amount of $73,882.

On March 4, 2024, NS World sold goods to N&P Co., Ltd. for a total amount of $847.

On March 31, 2024, NS World sold goods to N&P Co., Ltd. for a total amount of $86,024.

On April 11, 2024, NS World sold goods to N&P Co., Ltd. for a total amount of $80,015.

On April 30, 2024, NS World sold goods to N&P Co., Ltd. for a total amount of $186,510.

On May 8, 2024, NS World sold goods to N&P Co., Ltd. for a total amount of $184,777.

On May 8, 2024, NS World sold goods to N&P Co., Ltd. for a total amount of $184,777.

On May 23, 2024, NS World sold goods to N&P Co., Ltd. for a total amount of $387.

On June 18, 2024, NS World sold goods to N&P Co., Ltd. for a total amount of $124,312.

NS World’s Related Party Transactions — Purchases N&P Co., from January 01, June 30, 2024

On January 31, 2024, NS World purchased goods from N&P Co., Ltd. for a total amount of $19,010.

On January 31, 2024, NS World purchased goods from N&P Co., Ltd. for a total amount of $14,822.

On February 29, 2024, NS World purchased goods from N&P Co., Ltd. for a total amount of $11,699.

On February 29, 2024, NS World purchased goods from N&P Co., Ltd. for a total amount of $11,488.

On March 4, 2024, NS World purchased raw materials from N&P Co., Ltd. for a total amount of $30,466.

On March 31, 2024, NS World purchased goods from N&P Co., Ltd. for a total amount of $360.

On March 31, 2024, NS World purchased goods from N&P Co., Ltd. for a total amount of $14,623.

On March 31, 2024, NS World purchased goods from N&P Co., Ltd. for a total amount of $19,478.

On April 29, 2024, NS World purchased raw materials from N&P Co., Ltd. for a total amount of $148,625.

On April 30, 2024, NS World purchased raw materials from N&P Co., Ltd. for a total amount of $11,406.

On April 30, 2024, NS World purchased goods from N&P Co., Ltd. for a total amount of $21,935.

On April 30, 2024, NS World purchased goods from N&P Co., Ltd. for a total amount of $17,423.

On May 31, 2024, NS World purchased goods from N&P Co., Ltd. for a total amount of $13,161.

On May 31, 2024, NS World purchased raw materials from N&P Co., Ltd. for a total amount of $153,944.

On June 30, 2024, NS World purchased goods from N&P Co., Ltd. for a total amount of $11,634.

On June 30, 2024, NS World purchased raw materials from N&P Co., Ltd. totaling $71,519

On June 30, 2024, NS World purchased goods from N&P Co., Ltd. for a total amount of $19,108.

On June 30, 2024, NS World purchased raw materials from N&P Co., Ltd. for a total amount of $71,519.

NS World’s Related Party Transactions — Loans and Compensation to Related Parties from January 01, December 31, 2024

From January to December 2024, NS World provided a loan to Kim, Kang-yong totaling KRW 88,596,670 with KRW 42,000,000 repaid as of December 31, 2024.

From January to December 2024, NS World held a credit line of $2,527,653 with the Industrial Bank of Korea for their Operating Funds Loan. As of December 31, 2024, the outstanding balance under this loan totaled $2,304,631.

NS World’s Related Party Transactions — Services from Handa Lab in 2024 from July 1 to December 31, 2024

On October 31, 2024, Handa Lab completed the restoration and improvement of injection molding equipment functionality for KRW 4,800,000

NS World’s Related Party Transactions — Sales to N&P Co., Ltd. from July 1 to December 31, 2024

On July 31, 2024, NS World sold MAGNETIC TAPE 50mm to N&P Co., Ltd. for a total amount of KRW 34,100,000

On July 31, 2024, NS World sold MAGNETIC TAPE 30mm to N&P Co., Ltd. for a total amount of KRW 945,000

On August 31, 2024, NS World sold WB-222 to N&P Co., Ltd. for a total amount of KRW 652,000

On August 31, 2024, NS World sold Bestannamer 8012 to N&P Co., Ltd. for a total amount of KRW 750,000 (approximately USD 625.00).

On September 30, 2024, NS World sold ANTIUX654 to N&P Co., Ltd. for a total amount of KRW 252,000

NS World’s Related Party Transactions — Purchases from N&P Co., from July 1 to December 31, 2024

On July 31, 2024, NS World purchased MP-90 from N&P Co., Ltd. for a total amount of KRW 21,390,000

On July 31, 2024, NS World purchased 170.5_ from N&P Co., Ltd. for a total amount of KRW 1,070,000

On July 31, 2024, NS World purchased 270.5_ from N&P Co., Ltd. for a total amount of KRW 11,605,000

On July 31, 2024, NS World purchased 170.5_TAPE from N&P Co., Ltd. for a total amount of KRW 6,738,600

On July 31, 2024, NS World purchased 270.5_TAPE from N&P Co., Ltd. for a total amount of KRW 5,921,280

On August 31, 2024, NS World purchased 270.5_ from N&P Co., Ltd. for a total amount of KRW 12,856,250

On August 31, 2024, NS World purchased 270.5_TAPE from N&P Co., Ltd. for a total amount of KRW 6,784,000

On August 31, 2024, NS World purchased 170.5_ from N&P Co., Ltd. for a total amount of KRW 535,000

On August 31, 2024, NS World purchased 170.5_TAPE from N&P Co., Ltd. for a total amount of KRW 6,930,000

On August 31, 2024, NS World purchased MP-90 from N&P Co., Ltd. for a total amount of KRW 21,450,000

On September 30, 2024, NS World purchased 270.5_ from N&P Co., Ltd. for a total amount of KRW 14,600,000

On September 30, 2024, NS World purchased 170.5_TAPE from N&P Co., Ltd. for a total amount of KRW 2,560,000

On September 30, 2024, NS World purchased 170.5_ from N&P Co., Ltd. for a total amount of KRW 535,000

On September 30, 2024, NS World purchased MP-90 from N&P Co., Ltd. for a total amount of KRW 13,650,000

On September 30, 2024, NS World purchased RUBBER MAGNET from N&P Co., Ltd. for a total amount of KRW 480,000

NS World’s Related Party Transactions — Sales to TIANJIN TNTT Co., Ltd. from July 1 to December 31, 2024

On July 14, 2024, NS World sold Mold 4P to TIANJIN TNTT Co., Ltd. for a total amount of KRW 2,539,384

On July 14, 2024, NS World sold SHAFT 43mm DRAIN to TIANJIN TNTT Co., Ltd. for a total amount of KRW 4,780,335

On July 14, 2024, NS World sold SKPM-1812(S) to TIANJIN TNTT Co., Ltd. for a total amount of KRW 7,452,540

On July 14, 2024, NS World sold PVC Tube/Φ18/Φ214001.0T to TIANJIN TNTT Co., Ltd. for a total amount of KRW 552,040

On July 14, 2024, NS World sold PVC TUBE/254001.0T(T1UX) to TIANJIN TNTT Co., Ltd. for a total amount of KRW 55,204

On July 14, 2024, NS World sold STYROFOAM 410*240 to TIANJIN TNTT Co., Ltd. for a total amount of KRW 11,041

On July 14, 2024, NS World sold CU-BUSH to TIANJIN TNTT Co., Ltd. for a total amount of KRW 26,394,412

On July 14, 2024, NS World sold Mold NY ND to TIANJIN TNTT Co., Ltd. for a total amount of KRW 2,539,384

On July 14, 2024, NS World sold Mold P2952 to TIANJIN TNTT Co., Ltd. for a total amount of KRW 2,539,384

On July 14, 2024, NS World sold Mold 5AMT to TIANJIN TNTT Co., Ltd. for a total amount of KRW 2,539,384

On July 14, 2024, NS World sold Mold NF to TIANJIN TNTT Co., Ltd. for a total amount of KRW 2,539,384

On July 14, 2024, NS World sold Brush to TIANJIN TNTT Co., Ltd. for a total amount of KRW 110,408

On July 14, 2024, NS World sold B-emF YOKE to TIANJIN TNTT Co., Ltd. for a total amount of KRW 2,014,946

On July 14, 2024, NS World sold B-emF YOKE to TIANJIN TNTT Co., Ltd. for a total amount of KRW 1,007,473

On July 14, 2024, NS World sold 4370 KW 3140C to TIANJIN TNTT Co., Ltd. for a total amount of KRW 32,956,788

On July 14, 2024, NS World sold MHJ 643953 D+ to TIANJIN TNTT Co., Ltd. for a total amount of KRW 15,063,819

On August 10, 2024, NS World sold CU-BUSH to TIANJIN TNTT Co., Ltd. for a total amount of KRW 23,053,770

On August 10, 2024, NS World sold MHJ 643953 D+ to TIANJIN TNTT Co., Ltd. for a total amount of KRW 7,170,000

On August 11, 2024, NS World sold 4370 KW 3140C to TIANJIN TNTT Co., Ltd. for a total amount of KRW 30,267,517

On August 11, 2024, NS World sold MHJ 643953 D+ to TIANJIN TNTT Co., Ltd. for a total amount of KRW 7,371,384

On August 11, 2024, NS World sold PVC Tube/Φ18/Φ214001.0T to TIANJIN TNTT Co., Ltd. for a total amount of KRW 823,314

On August 24, 2024, NS World sold 4370 KW 3140C to TIANJIN TNTT Co., Ltd. for a total amount of KRW 39,238,588

On August 25, 2024, NS World sold PVC Tube/Φ18/Φ214001.0T to TIANJIN TNTT Co., Ltd. for a total amount of KRW 377,793

On September 14, 2024, NS World sold MHJ 643953 D+ to TIANJIN TNTT Co., Ltd. for a total amount of KRW 7,454,231

On September 14, 2024, NS World sold CU-BUSH to TIANJIN TNTT Co., Ltd. for a total amount of KRW 30,141,000

On September 14, 2024, NS World sold 4370 KW 3140C to TIANJIN TNTT Co., Ltd. for a total amount of KRW 63,979,295

On September 14, 2024, NS World sold SKPM-1812(S) to TIANJIN TNTT Co., Ltd. for a total amount of KRW 22,044,458

On September 14, 2024, NS World sold PVC Tube/Φ18/Φ214001.0T to TIANJIN TNTT Co., Ltd. for a total amount of KRW 543,342

On September 14, 2024, NS World sold MILPHINE CORE to TIANJIN TNTT Co., Ltd. for a total amount of KRW 7,030,221

NS World’s Related Party Transactions — Purchases from TIANJIN TNTT Co., Ltd. from July 1 to December 31, 2024

On July 17, 2024, NS World purchased MB0003 from TIANJIN TNTT Co., Ltd. for a total amount of KRW 2,169,789

On July 17, 2024, NS World purchased ROTOR ASSY DRAIN from TIANJIN TNTT Co., Ltd. for a total amount of KRW 10,079,016

On July 17, 2024, NS World purchased ROTOR ASSY D+ from TIANJIN TNTT Co., Ltd. for a total amount of KRW 10,138,510

On July 17, 2024, NS World purchased OSPE from TIANJIN TNTT Co., Ltd. for a total amount of KRW 4,031,606

On July 17, 2024, NS World purchased Φ18_2 from TIANJIN TNTT Co., Ltd. for a total amount of KRW 18,051,251 (approximately USD 12,895.01).

On July 17, 2024, NS World purchased 4P from TIANJIN TNTT Co., Ltd. for a total amount of KRW 44,379,978

On July 17, 2024, NS World purchased 12T4P from TIANJIN TNTT Co., Ltd. for a total amount of KRW 9,376,984

On July 17, 2024, NS World purchased 2B from TIANJIN TNTT Co., Ltd. for a total amount of KRW 20,659,645

On July 17, 2024, NS World purchased D8*3T from TIANJIN TNTT Co., Ltd. for a total amount of KRW 5,879,426

On August 14, 2024, NS World purchased Φ18_2 from TIANJIN TNTT Co., Ltd. for a total amount of KRW 20,015,968

On August 14, 2024, NS World purchased 4P from TIANJIN TNTT Co., Ltd. for a total amount of KRW 72,911,838

On August 14, 2024, NS World purchased ROTOR ASSY D+ from TIANJIN TNTT Co., Ltd. for a total amount of KRW 29,768,835

On September 11, 2024, NS World purchased ROTOR ASSY DRAIN from TIANJIN TNTT Co., Ltd. for a total amount of KRW 10,697,332

On September 11, 2024, NS World purchased OSPE from TIANJIN TNTT Co., Ltd. for a total amount of KRW 4,038,634

On September 11, 2024, NS World purchased D8*3T from TIANJIN TNTT Co., Ltd. for a total amount of KRW 2,944,837

On September 25, 2024, NS World purchased Φ18_2 from TIANJIN TNTT Co., Ltd. for a total amount of KRW 22,453,429

On September 25, 2024, NS World purchased 4P from TIANJIN TNTT Co., Ltd. for a total amount of KRW 59,010,075

On September 25, 2024, NS World purchased ROTOR ASSY D+ from TIANJIN TNTT Co., Ltd. for a total amount of KRW 24,432,291

On September 25, 2024, NS World purchased NF MAGNET from TIANJIN TNTT Co., Ltd. for a total amount of KRW 4,955,573

NS World’s Related Party Transactions — Purchases from Hi-Q MAG Co., Ltd. from July 1 to December 31, 2024

On July 31, 2024, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd. for a total amount of KRW 94,080,000.

On July 31, 2024, NS World incurred Outsourcing Costs with Hi-Q MAG Co., Ltd. for a total amount of KRW 6,720,000.

On August 31, 2024, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd. for a total amount of KRW 151,200,000.

On August 31, 2024, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd. for a total amount of KRW 58,800,000.

On August 31, 2024, NS World incurred Outsourcing Costs with Hi-Q MAG Co., Ltd. for a total amount of KRW 12,500,000.

On September 30, 2024, NS World purchased SKPM-1512 from Hi-Q MAG Co., Ltd. for a total amount of KRW 7,316,000.

On September 30, 2024, NS World incurred Outsourcing Costs with Hi-Q MAG Co., Ltd. for a total amount of KRW 3,375,000.

On September 30, 2024, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd. for a total amount of KRW 133,140,000.

NS World’s Related Party Transactions — Sales to Hi-Q MAG Co., Ltd. from July 1 to December 31, 2024

On August 8, 2024, NS World sold 14-12 POWDER to Hi-Q MAG Co., Ltd. for a total amount of KRW 67,100,000.

On August 28, 2024, NS World sold 14-12 to Hi-Q MAG Co., Ltd. for a total amount of KRW 130,523,785.

On August 30, 2024, NS World sold H-1G to Hi-Q MAG Co., Ltd. for a total amount of KRW 62,900,000.

NS World’s Related Party Transactions — Purchases from KCM from September 30 to December 31, 2024.

On December 2, 2024, NS World purchased 14-12 POWDER from KCM for a total amount of KRW 99,000,000, involving 3,000 units at a unit price of KRW 33,000. The transaction was classified under goods.

On January 8, 2025, NS World purchased 14-12 POWDER from KCM for a total amount of KRW 110,400,000, involving 3,000 units at a unit price of KRW 36,800. The transaction was classified under goods.

NS World’s Related Party Transactions — Sales to Hi-Q MAG Co., Ltd from September 30 to December 31, 2024.

On October 22, 2024, NS World sold 3020U to Hi-Q MAG Co., Ltd. for a total amount of KRW 14,700,000, involving 800 units at a unit price of KRW 18,375. The transaction was classified under domestic sales products.

On October 22, 2024, NS World sold 7115U to Hi-Q MAG Co., Ltd. for a total amount of KRW 4,500,000, involving 200 units at a unit price of KRW 22,500. The transaction was classified under domestic sales products.

On November 30, 2024, NS World sold NdFeB-Powder (14-12) to Hi-Q MAG Co., Ltd. for a total amount of KRW 38,340,000, involving 1,000 units at a unit price of KRW 38,340. The transaction was classified under domestic sales products.

On December 31, 2024, NS World sold NdFeB-Powder (14-12) to Hi-Q MAG Co., Ltd. for a total amount of KRW 105,000,000, involving 3,000 units at a unit price of KRW 35,000. The transaction was classified under domestic sales products.

NS World’s Related Party Transactions — Purchase from Hi-Q MAG Co., Ltd from September 30 to December 31, 2024.

On October 30, 2024, NS World purchased NS760P14 from Hi-Q MAG Co., Ltd. for a total amount of KRW 94,080,000, involving 2,240 units at a unit price of KRW 42,000. The transaction was classified under raw materials.

On October 31, 2024, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd. for a total amount of KRW 10,600,000, involving 2,000 units at a unit price of KRW 5,300. The transaction was classified under raw materials.

On November 30, 2024, NS World purchased NS250 from Hi-Q MAG Co., Ltd. for a total amount of KRW 37,625,000, involving 1,075 units at a unit price of KRW 35,000. The transaction was classified under raw materials.

On November 30, 2024, NS World purchased NS270 from Hi-Q MAG Co., Ltd. for a total amount of KRW 36,125,000, involving 850 units at a unit price of KRW 42,500. The transaction was classified under raw materials.

On December 31, 2024, NS World purchased NS760P14 from Hi-Q MAG Co., Ltd. for a total amount of KRW 141,120,000, involving 3,360 units at a unit price of KRW 42,000. The transaction was classified under raw materials.

NS World’s Related Party Transactions — Sales to N&P Co., Ltd. from September 30 to December 31, 2024.

On October 2, 2024, NS World sold WT-TMQ (RD) to N&P Co., Ltd. for a total amount of KRW 180,000,000, involving 50 units at a unit price of KRW 3,600. The transaction was classified under domestic sales products.

NS World’s Related Party Transactions — Purchases from N&P Co., Ltd. from September 30 to December 31, 2024.

On October 31, 2024, NS World purchased MP90_V10 from N&P Co., Ltd. for a total amount of KRW 21,450,000, involving 4,290 units at a unit price of KRW 5,000. The transaction was classified under goods.

On October 31, 2024, NS World purchased 270.5_ from N&P Co., Ltd. for a total amount of KRW 14,376,250, involving 11,501 units at a unit price of KRW 1,250. The transaction was classified under goods.

On October 31, 2024, NS World purchased 270.5_TAPE from N&P Co., Ltd. for a total amount of KRW 1,941,760, involving 1,517 units at a unit price of KRW 1,280. The transaction was classified under goods.

On October 31, 2024, NS World purchased 170.5_TAPE from N&P Co., Ltd. for a total amount of KRW 1,605,000, involving 1,500 units at a unit price of KRW 1,070. The transaction was classified under goods.

On October 31, 2024, NS World purchased 170.5_TAPE from N&P Co., Ltd. for a total amount of KRW 568,700, involving 517 units at a unit price of KRW 1,100. The transaction was classified under goods.

On October 31, 2024, NS World purchased FB-L from N&P Co., Ltd. for a total amount of KRW 55,000, involving 5 units at a unit price of KRW 11,000. The transaction was classified under goods.

On November 30, 2024, NS World purchased 270.5_ from N&P Co., Ltd. for a total amount of KRW 12,301,250, involving 9,841 units at a unit price of KRW 1,250. The transaction was classified under goods.

On November 30, 2024, NS World purchased 270.5_TAPE from N&P Co., Ltd. for a total amount of KRW 1,280,000, involving 1,000 units at a unit price of KRW 1,280. The transaction was classified under goods.

On November 30, 2024, NS World purchased 170.5_TAPE from N&P Co., Ltd. for a total amount of KRW 1,605,000, involving 1,500 units at a unit price of KRW 1,070. The transaction was classified under goods.

On November 30, 2024, NS World purchased 170.5_TAPE from N&P Co., Ltd. for a total amount of KRW 12,100,000, involving 11,000 units at a unit price of KRW 1,100. The transaction was classified under goods.

On November 30, 2024, NS World purchased FB-L from N&P Co., Ltd. for a total amount of KRW 495,000, involving 225 units at a unit price of KRW 2,200. The transaction was classified under goods.

On November 30, 2024, NS World purchased MP90_V10 from N&P Co., Ltd. for a total amount of KRW 17,550,000, involving 3,510 units at a unit price of KRW 5,000. The transaction was classified under goods.

On December 31, 2024, NS World purchased FB-L from N&P Co., Ltd. for a total amount of KRW 550,000, involving 250 units at a unit price of KRW 2,200. The transaction was classified under goods.

On December 31, 2024, NS World purchased MP-90_V10 from N&P Co., Ltd. for a total amount of KRW 24,375,000, involving 4,875 units at a unit price of KRW 5,000. The transaction was classified under goods.

On December 31, 2024, NS World purchased 170.5_TAPE from N&P Co., Ltd. for a total amount of KRW 1,070,000, involving 1,000 units at a unit price of KRW 1,070. The transaction was classified under goods.

On December 31, 2024, NS World purchased 270.5_ from N&P Co., Ltd. for a total amount of KRW 13,746,250, involving 10,997 units at a unit price of KRW 1,250. The transaction was classified under goods.

On December 31, 2024, NS World purchased 170.5_TAPE from N&P Co., Ltd. for a total amount of KRW 576,400, involving 524 units at a unit price of KRW 1,100. The transaction was classified under goods.

On December 31, 2024, NS World purchased 270.5_TAPE from N&P Co., Ltd. for a total amount of KRW 2,590,720, involving 2,024 units at a unit price of KRW 1,280. The transaction was classified under goods.

NS World’s Related Party Transactions — Sales to TIANJIN TNTT CO. LTD. from September 30 to December 31, 2024.

On October 22, 2024, NS World sold an Injection Machine to TIANJIN TNTT CO. LTD. for a total amount of KRW 15,567,744, with a USD equivalent of $11,360.00.

On October 21, 2024, NS World sold SHAFT/8*73.8-3140C to TIANJIN TNTT CO. LTD. for a total amount of KRW 54,678,919, with a USD equivalent of $39,879.60.

On October 21, 2024, NS World sold SHAFT(D+) to TIANJIN TNTT CO. LTD. for a total amount of KRW 5,868,856, with a USD equivalent of $4,280.40.

On October 21, 2024, NS World sold CU-BUSH to TIANJIN TNTT CO. LTD. for a total amount of KRW 25,708,125, with a USD equivalent of $18,750.00.

On October 21, 2024, NS World sold PVC TUBE/214001.0T to TIANJIN TNTT CO. LTD. for a total amount of KRW 410,233, with a USD equivalent of $299.20.

On October 21, 2024, NS World sold EGR PAD to TIANJIN TNTT CO. LTD. for a total amount of KRW 1,645,320, with a USD equivalent of $1,200.00.

On October 21, 2024, NS World sold EGR TRAY to TIANJIN TNTT CO. LTD. for a total amount of KRW 1,974,384, with a USD equivalent of $1,440.00.

On October 21, 2024, NS World sold GR38-G4 to TIANJIN TNTT CO. LTD. for a total amount of KRW 1,043,722, with a USD equivalent of $761.23.

On October 21, 2024, NS World sold SUS 303F to TIANJIN TNTT CO. LTD. for a total amount of KRW 5,885,310, with a USD equivalent of $4,292.40.

On October 21, 2024, NS World sold EGR MAGNET to TIANJIN TNTT CO. LTD. for a total amount of KRW 2,677,758, with a USD equivalent of $1,953.00.

On October 21, 2024, NS World sold NS-250 to TIANJIN TNTT CO. LTD. for a total amount of KRW 10,960,368, with a USD equivalent of $7,993.85.

On October 21, 2024, NS World sold NS-270 to TIANJIN TNTT CO. LTD. for a total amount of KRW 4,378,471, with a USD equivalent of $3,193.40.

On October 21, 2024, NS World sold 18P MILPHINE CORE to TIANJIN TNTT CO. LTD. for a total amount of KRW 1,002,740, with a USD equivalent of $731.34.

On October 21, 2024, NS World sold 7T4P HOLE PIN to TIANJIN TNTT CO. LTD. for a total amount of KRW 828,803, with a USD equivalent of $604.48.

On October 22, 2024, NS World sold a Syinder and Hopper to TIANJIN TNTT CO. LTD. for a total amount of KRW 2,241,974, with a USD equivalent of $1,636.00.

On October 22, 2024, NS World sold a Check Ring to TIANJIN TNTT CO. LTD. for a total amount of KRW 587,902, with a USD equivalent of $429.00.

On October 22, 2024, NS World sold a Nozzle to TIANJIN TNTT CO. LTD. for a total amount of KRW 309,710, with a USD equivalent of $226.00.

On November 10, 2024, NS World sold MHJ643953(D+) to TIANJIN TNTT CO. LTD. for a total amount of KRW 8,983,061, with a USD equivalent of $6,420.60.

On November 10, 2024, NS World sold 4370KW3140E to TIANJIN TNTT CO. LTD. for a total amount of KRW 3,028,268, with a USD equivalent of $2,164.44.

On November 10, 2024, NS World sold SKPM-1812S to TIANJIN TNTT CO. LTD. for a total amount of KRW 13,501,314, with a USD equivalent of $9,650.00.

On November 10, 2024, NS World sold PVC TUBE 1821400*1.0T to TIANJIN TNTT CO. LTD. for a total amount of KRW 191,397, with a USD equivalent of $136.80.

On November 10, 2024, NS World sold Tray/D+ to TIANJIN TNTT CO. LTD. for a total amount of KRW 246,242, with a USD equivalent of $176.00.

On November 24, 2024, NS World sold SHAFT 4370KW3140C 8X73.8 to TIANJIN TNTT CO. LTD. for a total amount of KRW 28,044,767, with a USD equivalent of $20,059.20.

On November 24, 2024, NS World sold SHAFT(D+) to TIANJIN TNTT CO. LTD. for a total amount of KRW 14,961,068, with a USD equivalent of $10,701.00.

On November 24, 2024, NS World sold SUS PIPE to TIANJIN TNTT CO. LTD. for a total amount of KRW 6,368,625, with a USD equivalent of $4,555.20.

On November 24, 2024, NS World sold CU-BUSH to TIANJIN TNTT CO. LTD. for a total amount of KRW 10,485,750, with a USD equivalent of $7,500.00.

On November 24, 2024, NS World sold CU-BUSH to TIANJIN TNTT CO. LTD. for a total amount of KRW 15,990,769, with a USD equivalent of $11,437.50.

On November 24, 2024, NS World sold PVC TUBE 1821400*1.0T to TIANJIN TNTT CO. LTD. for a total amount of KRW 424,463, with a USD equivalent of $303.60.

On November 24, 2024, NS World sold GR38-G4 to TIANJIN TNTT CO. LTD. for a total amount of KRW 851,415, with a USD equivalent of $608.98.

On November 24, 2024, NS World sold EGR MAGNET to TIANJIN TNTT CO. LTD. for a total amount of KRW 2,730,489, with a USD equivalent of $1,953.00.

On November 24, 2024, NS World sold NS-250 to TIANJIN TNTT CO. LTD. for a total amount of KRW 11,213,587, with a USD equivalent of $8,020.59.

On November 24, 2024, NS World sold NS-270 to TIANJIN TNTT CO. LTD. for a total amount of KRW 8,929,385, with a USD equivalent of $6,386.80.

On December 15, 2024, NS World sold SKPM-1812S to TIANJIN TNTT CO. LTD. for a total amount of KRW 11,051,180, involving 4,000 units at a unit price of KRW 2,763. The transaction was classified under export sales products, with a USD equivalent of $7,720.00.

On December 15, 2024, NS World sold SHAFT 4370KW3140C 8X73.8 to TIANJIN TNTT CO. LTD. for a total amount of KRW 39,995,536, involving 70,200 units at a unit price of KRW 570. The transaction was classified under export sales products, with a USD equivalent of $27,939.60.

On December 15, 2024, NS World sold CU-BUSH to TIANJIN TNTT CO. LTD. for a total amount of KRW 23,619,750, involving 440,000 units at a unit price of KRW 54. The transaction was classified under export sales products, with a USD equivalent of $16,500.00.

On December 15, 2024, NS World sold SUS PIPE to TIANJIN TNTT CO. LTD. for a total amount of KRW 2,507,988, involving 40,000 units at a unit price of KRW 63. The transaction was classified under export sales products, with a USD equivalent of $1,752.00.

On December 16, 2024, NS World sold EGR MAGNET to TIANJIN TNTT CO. LTD. for a total amount of KRW 2,236,576, involving 84,000 units at a unit price of KRW 27. The transaction was classified under export sales products, with a USD equivalent of $1,562.40.

On December 16, 2024, NS World sold PVC TUBE 1821400*1.0T to TIANJIN TNTT CO. LTD. for a total amount of KRW 428,305, involving 7,480 units at a unit price of KRW 57. The transaction was classified under export sales products, with a USD equivalent of $299.20.

On December 29, 2024, NS World sold SHAFT 4370KW3140C to TIANJIN TNTT CO. LTD. for a total amount of KRW 17,467,026, involving 30,000 units at a unit price of KRW 582. The transaction was classified under export sales products, with a USD equivalent of $11,940.00.

On December 29, 2024, NS World sold CU-BUSH to TIANJIN TNTT CO. LTD. for a total amount of KRW 3,291,525, involving 60,000 units at a unit price of KRW 55. The transaction was classified under export sales products, with a USD equivalent of $2,250.00.

NS World’s Related Party Transactions — Purchases from TIANJIN TNTT CO LTD. from September 30 to December 31, 2024.

On October 30, 2024, NS World purchased D+ from TIANJIN TNTT CO. LTD. for a total amount of KRW 19,477,100 (20,016 units at KRW 973 per unit), classified as sub-materials, with a USD equivalent of $13,981.18.

On October 30, 2024, NS World purchased NF MAGNET from TIANJIN TNTT CO. LTD. for a total amount of KRW 5,115,776 (42,900 units at KRW 119 per unit), classified as sub-materials, with a USD equivalent of $3,672.24.

On October 30, 2024, NS World purchased D18VKDL from TIANJIN TNTT CO. LTD. for a total amount of KRW 23,179,304 (134,400 units at KRW 172 per unit), classified as sub-materials, with a USD equivalent of $16,638.72.

On October 30, 2024, NS World purchased RING MAGNET 7T4P from TIANJIN TNTT CO. LTD. for a total amount of KRW 53,303,043 (329,280 units at KRW 162 per unit), classified as sub-materials, with a USD equivalent of $38,262.34.

On October 30, 2024, NS World purchased RING MAGNET 12T4P from TIANJIN TNTT CO. LTD. for a total amount of KRW 9,331,641 (53,760 units at KRW 174 per unit), classified as sub-materials, with a USD equivalent of $6,698.50.

On October 30, 2024, NS World purchased 2B from TIANJIN TNTT CO. LTD. for a total amount of KRW 7,614,722 (47,040 units at KRW 162 per unit), classified as sub-materials, with a USD equivalent of $5,466.05.

On October 30, 2024, NS World purchased OSPE from TIANJIN TNTT CO. LTD. for a total amount of KRW 4,410,537 (40,000 units at KRW 110 per unit), classified as sub-materials, with a USD equivalent of $3,166.00.

On November 20, 2024, NS World purchased D+ from TIANJIN TNTT CO. LTD. for a total amount of KRW 15,497,256, involving 15,696 units at a unit price of KRW 987. The transaction was classified under sub-materials, with a USD equivalent of $10,963.66.

On November 20, 2024, NS World purchased NF MAGNET from TIANJIN TNTT CO. LTD. for a total amount of KRW 6,228,905, involving 51,480 units at a unit price of KRW 121. The transaction was classified under sub-materials, with a USD equivalent of $4,406.69.

On November 20, 2024, NS World purchased D18VKDL from TIANJIN TNTT CO. LTD. for a total amount of KRW 23,519,015, involving 134,400 units at a unit price of KRW 175. The transaction was classified under sub-materials, with a USD equivalent of $16,638.72.

On November 20, 2024, NS World purchased 7T4P from TIANJIN TNTT CO. LTD. for a total amount of KRW 46,357,920, involving 282,240 units at a unit price of KRW 164. The transaction was classified under sub-materials, with a USD equivalent of $32,796.29.

On November 20, 2024, NS World purchased 2B from TIANJIN TNTT CO. LTD. for a total amount of KRW 7,726,322, involving 47,040 units at a unit price of KRW 164. The transaction was classified under sub-materials, with a USD equivalent of $5,466.05.

On November 20, 2024, NS World purchased OSPE from TIANJIN TNTT CO. LTD. for a total amount of KRW 7,649,922, involving 60,000 units at a unit price of KRW 127. The transaction was classified under sub-materials, with a USD equivalent of $5,412.00.

On November 20, 2024, NS World purchased SP2 (40U2F01470) from TIANJIN TNTT CO. LTD. for a total amount of KRW 5,784,087, involving 60,000 units at a unit price of KRW 96. The transaction was classified under sub-materials, with a USD equivalent of $4,092.00.

On December 27, 2024, NS World purchased SHAFT 3x36 from TIANJIN TNTT CO. LTD. for a total amount of KRW 2,372,688, involving 19,110 units at a unit price of KRW 124. The transaction was classified under sub-materials, with a USD equivalent of $1,624.35.

On December 27, 2024, NS World purchased RING MAGNET 7T4P from TIANJIN TNTT CO. LTD. for a total amount of KRW 55,889,780, involving 329,280 units at a unit price of KRW 170. The transaction was classified under sub-materials, with a USD equivalent of $38,262.34.

On December 27, 2024, NS World purchased D18VKDL from TIANJIN TNTT CO. LTD. for a total amount of KRW 24,304,170, involving 134,400 units at a unit price of KRW 181. The transaction was classified under sub-materials, with a USD equivalent of $16,638.72.

On December 27, 2024, NS World purchased 2B from TIANJIN TNTT CO. LTD. for a total amount of KRW 7,984,256, involving 47,040 units at a unit price of KRW 170. The transaction was classified under sub-materials, with a USD equivalent of $5,466.05.

On December 27, 2024, NS World purchased RING MAGNET 12T2P from TIANJIN TNTT CO. LTD. for a total amount of KRW 9,784,495, involving 53,760 units at a unit price of KRW 182. The transaction was classified under sub-materials, with a USD equivalent of $6,698.50.

On December 27, 2024, NS World purchased RING MAGNET 12T4P from TIANJIN TNTT CO. LTD. for a total amount of KRW 9,784,495, involving 53,760 units at a unit price of KRW 182. The transaction was classified under sub-materials, with a USD equivalent of $6,698.50.

On December 27, 2024, NS World purchased SP2 from TIANJIN TNTT CO. LTD. for a total amount of KRW 5,977,182, involving 60,000 units at a unit price of KRW 100. The transaction was classified under sub-materials, with a USD equivalent of $4,092.00.

On December 27, 2024, NS World purchased T1UX from TIANJIN TNTT CO. LTD. for a total amount of KRW 3,299,983, involving 10,269 units at a unit price of KRW 321. The transaction was classified under sub-materials, with a USD equivalent of $2,259.18.

On December 27, 2024, NS World purchased NY ND from TIANJIN TNTT CO. LTD. for a total amount of KRW 5,961,363, involving 4,350 units at a unit price of KRW 1,370. The transaction was classified under sub-materials, with a USD equivalent of $4,081.17.

On December 27, 2024, NS World purchased EGR V/V from TIANJIN TNTT CO. LTD. for a total amount of KRW 10,445,287, involving 29,290 units at a unit price of KRW 357. The transaction was classified under sub-materials, with a USD equivalent of $7,150.88.

On December 27, 2024, NS World purchased MAGNET CORE D8X3T from TIANJIN TNTT CO. LTD. for a total amount of KRW 7,157,427, involving 70,000 units at a unit price of KRW 102. The transaction was classified under sub-materials, with a USD equivalent of $4,900.00.

On December 27, 2024, NS World purchased D+ from TIANJIN TNTT CO. LTD. for a total amount of KRW 8,596,012, involving 8,425 units at a unit price of KRW 1,020. The transaction was classified under sub-materials, with a USD equivalent of $5,884.86.

NS World’s Related Party Transactions — Sales to TIANJIN TNTT CO. LTD. from January 1 to February 10, 2025.

On January 19, 2025, NS World sold 4370 KW 3140C to TIANJIN TNTT CO. LTD. for a total amount of KRW 36,822,530, involving 63,600 units at a unit price of KRW 579. The transaction was classified under sub-materials, with a USD equivalent of $25,312.80.

On January 19, 2025, NS World sold SUS PIPE to TIANJIN TNTT CO. LTD. for a total amount of KRW 2,293,770, involving 36,000 units at a unit price of KRW 64. The transaction was classified under sub-materials, with a USD equivalent of $1,576.80.

On January 19, 2025, NS World sold SKPM-1812 (3,000 KG) to TIANJIN TNTT CO. LTD. for a total amount of KRW 8,422,713, involving 3,000 units at a unit price of KRW 2,808. The transaction was classified under sub-materials, with a USD equivalent of $5,790.00.

On January 19, 2025, NS World sold CU-BUSH to TIANJIN TNTT CO. LTD. for a total amount of KRW 22,093,256, involving 405,000 units at a unit price of KRW 55. The transaction was classified under sub-materials, with a USD equivalent of $15,187.50.

On January 19, 2025, NS World sold EGR MAGNET to TIANJIN TNTT CO. LTD. for a total amount of KRW 1,515,216, involving 56,000 units at a unit price of KRW 27. The transaction was classified under sub-materials, with a USD equivalent of $1,041.60.

On January 19, 2025, NS World sold GR38-G to TIANJIN TNTT CO. LTD. for a total amount of KRW 221,478, involving 50 units at a unit price of KRW 4,430. The transaction was classified under sub-materials, with a USD equivalent of $50,152.20.

On January 19, 2025, NS World sold 24 TUBE to TIANJIN TNTT CO. LTD. for a total amount of KRW 448,048, involving 7,700 units at a unit price of KRW 58. The transaction was classified under sub-materials, with a USD equivalent of $308.00.

On January 19, 2025, NS World sold 12T4P HOLE PIN to TIANJIN TNTT CO. LTD. for a total amount of KRW 768,082, involving 16 units at a unit price of KRW 48,005. The transaction was classified under sub-materials, with a USD equivalent of $16,528.00.

NS World’s Related Party Transactions — Purchases from TIANJIN TNTT CO. LTD. from January 1 to February 10, 2025.

On January 22, 2025, NS World purchased T1UX from TIANJIN TNTT CO. LTD. for a total amount of KRW 14,018,817, involving 42,914 units at a unit price of KRW 327. The transaction was classified under sub-materials, with a USD equivalent of $9,441.08.

On January 22, 2025, NS World purchased EGR V/V from TIANJIN TNTT CO. LTD. for a total amount of KRW 12,491,950, involving 35,200 units at a unit price of KRW 355. The transaction was classified under sub-materials, with a USD equivalent of $8,412.80.

On January 22, 2025, NS World purchased NY ND from TIANJIN TNTT CO. LTD. for a total amount of KRW 3,272,663, involving 5,800 units at a unit price of KRW 564. The transaction was classified under sub-materials, with a USD equivalent of $2,204.00.

On January 22, 2025, NS World purchased D18VKDL from TIANJIN TNTT CO. LTD. for a total amount of KRW 18,529,806, involving 100,800 units at a unit price of KRW 184. The transaction was classified under sub-materials, with a USD equivalent of $12,479.04.

On January 22, 2025, NS World purchased 7T4P from TIANJIN TNTT CO. LTD. for a total amount of KRW 40,581,971, involving 235,200 units at a unit price of KRW 173. The transaction was classified under sub-materials, with a USD equivalent of $27,330.24.

On January 22, 2025, NS World purchased 12T4P from TIANJIN TNTT CO. LTD. for a total amount of KRW 9,946,430, involving 53,760 units at a unit price of KRW 185. The transaction was classified under sub-materials, with a USD equivalent of $6,698.50.

On January 22, 2025, NS World purchased 12T2P from TIANJIN TNTT CO. LTD. for a total amount of KRW 7,459,815, involving 40,320 units at a unit price of KRW 185. The transaction was classified under sub-materials, with a USD equivalent of $5,023.87.

NS World’s Related Party Transactions — Purchase from Hi-Q MAG Co., Ltd from January 1, February 10, 2025.

On January 10, 2025, NS World purchased NS760P14 from Hi-Q MAG Co., Ltd. for a total amount of KRW 94,080,000, involving 2,240 units at a unit price of KRW 42,000. The transaction was classified under raw materials.

On January 10, 2025, NS World purchased SKPM-1812S from Hi-Q MAG Co., Ltd. for a total amount of KRW 7,500,000, involving 3,000 units at a unit price of KRW 2,500. The transaction was classified under raw materials.

On January 10, 2025, NS World purchased SKPM-1512S from Hi-Q MAG Co., Ltd. for a total amount of KRW 2,500,000, involving 1,000 units at a unit price of KRW 2,500. The transaction was classified under raw materials.

On January 10, 2025, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd. for a total amount of KRW 10,600,000, involving 2,000 units at a unit price of KRW 5,300. The transaction was classified under raw materials.

On January 10, 2025, NS World purchased outsourcing processing services from Hi-Q MAG Co., Ltd. for a total amount of KRW 6,000,000, involving 1 service at a unit price of KRW 6,000,000. The transaction was classified under outsourcing processing costs.

NS World’s Related Party Transactions — Purchases from TIANJIN TNTT CO LTD From February 10, 2025 to March 31, 2025

On February 13, 2025, NS World purchased EGR V/V from TIANJIN TNTT CO LTD for a total amount of KRW 15,886,563 (approximately USD 10,936.64).

On February 13, 2025, NS World purchased D+ from TIANJIN TNTT CO LTD for a total amount of KRW 25,815,927 (approximately USD 17,772.22).

On February 13, 2025, NS World purchased RUBBER MAGNET 12T from TIANJIN TNTT CO LTD for a total amount of KRW 31,550 (approximately USD 21.72).

On February 13, 2025, NS World purchased RUBBER MAGNET 16.4T from TIANJIN TNTT CO LTD for a total amount of KRW 85,936 (approximately USD 59.16).

On February 26, 2025, NS World purchased T1UX MAGNET-SENSOR Ø16 * 3.8T from TIANJIN TNTT CO LTD for a total amount of KRW 12,398,010 (approximately USD 8,645.15).

On February 26, 2025, NS World purchased EGR V/V from TIANJIN TNTT CO LTD for a total amount of KRW 8,445,358 (approximately USD 5,888.96).

On February 26, 2025, NS World purchased NY ND from TIANJIN TNTT CO LTD for a total amount of KRW 10,917,086 (approximately USD 7,612.50).

On February 26, 2025, NS World purchased magnet core/D8*3T from TIANJIN TNTT CO LTD for a total amount of KRW 3,728,660 (approximately USD 2,600.00).

On February 26, 2025, NS World purchased D18VKDL from TIANJIN TNTT CO LTD for a total amount of KRW 17,346,874 (approximately USD 12,096.00).

On February 26, 2025, NS World purchased RING MAGNET/7T4P from TIANJIN TNTT CO LTD for a total amount of KRW 22,666,582 (approximately USD 15,805.44).

On February 26, 2025, NS World purchased RING MAGNET/12T4P from TIANJIN TNTT CO LTD for a total amount of KRW 9,405,860 (approximately USD 6,558.72).

On February 26, 2025, NS World purchased D+ from TIANJIN TNTT CO LTD for a total amount of KRW 9,052,699 (approximately USD 6,312.46).

On February 26, 2025, NS World purchased RUBBER MAGNET 12T from TIANJIN TNTT CO LTD for a total amount of KRW 93,446 (approximately USD 65.16).

On February 26, 2025, NS World purchased RUBBER MAGNET 16.4T from TIANJIN TNTT CO LTD for a total amount of KRW 212,103 (approximately USD 147.90).

NS World’s Related Party Transactions — Sales to TIANJIN TNTT CO LTD From February 10, 2025 to March 31, 2025

On February 16, 2025, NS World sold Shaft 4370KW3140C to TIANJIN TNTT CO LTD for a total amount of KRW 53,688,807 (approximately USD 37,014.00).

On February 16, 2025, NS World sold Cu-Bush to TIANJIN TNTT CO LTD for a total amount of KRW 18,765,844 (approximately USD 12,937.50).

On February 16, 2025, NS World sold PVC Tube/Φ18~Φ25 to TIANJIN TNTT CO LTD for a total amount of KRW 313,308 (approximately USD 216.00).

On February 16, 2025, NS World sold PVC Tray to TIANJIN TNTT CO LTD for a total amount of KRW 51,058 (approximately USD 35.20).

On March 9, 2025, NS World sold Shaft 4370KW3140C to TIANJIN TNTT CO LTD for a total amount of KRW 78,489,930 (approximately USD 54,446.40).

On March 9, 2025, NS World sold Cu-Bush to TIANJIN TNTT CO LTD for a total amount of KRW 37,571,700 (approximately USD 26,062.50).

On March 9, 2025, NS World sold SUS Pipe to TIANJIN TNTT CO LTD for a total amount of KRW 14,344,497 (approximately USD 9,950.40).

On March 9, 2025, NS World sold EGR Magnet to TIANJIN TNTT CO LTD for a total amount of KRW 2,252,356 (approximately USD 1,562.40).

On March 9, 2025, NS World sold PVC Tube/Φ18~Φ25 to TIANJIN TNTT CO LTD for a total amount of KRW 634,304 (approximately USD 440.00).

On March 9, 2025, NS World sold PVC Tray to TIANJIN TNTT CO LTD for a total amount of KRW 38,058 (approximately USD 26.40).

On March 21, 2025, NS World sold Shaft 4370KW3140C to TIANJIN TNTT CO LTD for a total amount of KRW 0 (approximately USD 19,900.00).

On March 21, 2025, NS World sold Cu-Bush to TIANJIN TNTT CO LTD for a total amount of KRW 0 (approximately USD 11,250.00).

NS World’s Related Party Transactions — Purchases from Hi-Q MAG Co., Ltd From February 10, 2025 to March 31, 2025

On February 12, 2025, NS World purchased NS760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 6,000,000 (approximately USD 42,000.00).

On February 28, 2025, NS World purchased NS760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 105,980,000 (approximately USD 42,000.00).

On March 5, 2025, NS World purchased NS760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 45,500,000 (approximately USD 45,500.00).

On March 11, 2025, NS World purchased NS760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 45,500,000 (approximately USD 45,500.00).

On March 20, 2025, NS World purchased NS760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 91,000,000 (approximately USD 45,500.00).

NS World’s Related Party Transactions — Sales to Hi-Q MAG Co., Ltd From February 10, 2025 to March 31, 2025

On February 20, 2025, NS World sold NdFeB-Powder(14-12) to Hi-Q MAG Co., Ltd for a total amount of KRW 39,500,000.

On February 28, 2025, NS World sold NdFeB-Powder(14-12) to Hi-Q MAG Co., Ltd for a total amount of KRW 79,000,000.

On March 24, 2025, NS World sold NdFeB-Powder(14-12) to Hi-Q MAG Co., Ltd for a total amount of KRW 124,500,000.

NS World’s Related Party Transactions — Purchases from KCM Industry From February 10, 2025 to March 31, 2025

On February 20, 2025, NS World purchased 14-12 POWDER from KCM Industry for a total amount of KRW 118,500,000.

On March 18, 2025, NS World purchased 14-12 POWDER from KCM Industry for a total amount of KRW 118,500,000.

NS World’s Related Party Transactions — Sales to N&P Co., Ltd. From February 10, 2025 to March 31, 2025

On March 5, 2025, NS World sold WB222 to N&P Co., Ltd. for a total amount of KRW 65,200.

NS World’s Related Party Transactions — Purchases from N&P Co., Ltd. From February 10, 2025 to March 31, 2025

On March 31, 2025, NS World purchased RUBBER MAGNET from N&P Co., Ltd. for a total amount of KRW 480,000.

On March 31, 2025, NS World purchased MP-90 from N&P Co., Ltd. for a total amount of KRW 17,550,000.

On March 31, 2025, NS World purchased 270.5 from N&P Co., Ltd. for a total amount of KRW 12,122,500.

On March 31, 2025, NS World purchased 270.5_TAPE from N&P Co., Ltd. for a total amount of KRW 4,506,880.

On March 31, 2025, NS World purchased 170.5 from N&P Co., Ltd. for a total amount of KRW 1,070,000.

On March 31, 2025, NS World purchased 170.5_TAPE from N&P Co., Ltd. for a total amount of KRW 2,537,700.

NS World’s Related Party Transactions — Sales to TIANJIN TNTT CO LTD From April 1, 2025 to July 25, 2025

On April 13, 2025, NS World sold SHAFT_3140C to TIANJIN TNTT CO LTD for KRW 41,794,776.

On April 13, 2025, NS World sold CU-BUSH-A to TIANJIN TNTT CO LTD for KRW 32,816,250.

On April 13, 2025, NS World sold EGR Magnet (Individual Unit) to TIANJIN TNTT CO LTD for KRW 2,848,451.

On April 13, 2025, NS World sold PVC TUBE/18~25 to TIANJIN TNTT CO LTD for KRW 783,506.

On April 13, 2025, NS World sold PVC Tray to TIANJIN TNTT CO LTD for KRW 97,544.

On April 13, 2025, NS World sold Tape cleaning to TIANJIN TNTT CO LTD for KRW 770,088.

On April 13, 2025, NS World sold HOLE PIN to TIANJIN TNTT CO LTD for KRW 481,305.

On April 24, 2025, NS World sold SHAFT_3140C to TIANJIN TNTT CO LTD for KRW 29,297,799.

On April 24, 2025, NS World sold SUS PIPE to TIANJIN TNTT CO LTD for KRW 11,829,367.

On April 24, 2025, NS World sold GR38-G4 to TIANJIN TNTT CO LTD for KRW 2,995,860.

On April 24, 2025, NS World sold PVC TUBE/18~25 to TIANJIN TNTT CO LTD for KRW 199,724.

On May 11, 2025, NS World sold SHAFT_3140C to TIANJIN TNTT CO LTD for KRW 28,669,373.

On May 11, 2025, NS World sold SUS PIPE to TIANJIN TNTT CO LTD for KRW 6,945,379.

On May 11, 2025, NS World sold CU-BUSH-A to TIANJIN TNTT CO LTD for KRW 20,678,250.

On May 11, 2025, NS World sold EGR Magnet (Individual Unit) to TIANJIN TNTT CO LTD for KRW 1,635,833.

On May 11, 2025, NS World sold PVC TUBE/18~25 to TIANJIN TNTT CO LTD for KRW 153,560.

On May 11, 2025, NS World sold D18 Ring Core to TIANJIN TNTT CO LTD for KRW 385,296.

On May 11, 2025, NS World sold D18 Milphine Core to TIANJIN TNTT CO LTD for KRW 963,240.

On May 18, 2025, NS World sold SHAFT_3140C to TIANJIN TNTT CO LTD for KRW 28,743,305.

On May 18, 2025, NS World sold SKPM-1812 to TIANJIN TNTT CO LTD for KRW 15,030,025.

On May 18, 2025, NS World sold CU-BUSH-A to TIANJIN TNTT CO LTD for KRW 20,731,575.

On May 18, 2025, NS World sold NS250 to TIANJIN TNTT CO LTD for KRW 11,450,130.

On May 18, 2025, NS World sold PVC TUBE/18~25 to TIANJIN TNTT CO LTD for KRW 50,386.

On May 18, 2025, NS World sold PVC Tray to TIANJIN TNTT CO LTD for KRW 41,876.

On May 18, 2025, NS World sold 2B Milphine to TIANJIN TNTT CO LTD for KRW 468,474.

On May 18, 2025, NS World sold D18 Milphine to TIANJIN TNTT CO LTD for KRW 1,873,896.

On June 5, 2025, NS World sold SHAFT_3140C to TIANJIN TNTT CO LTD for KRW 28,213,456.

On June 5, 2025, NS World sold SUS PIPE to TIANJIN TNTT CO LTD for KRW 9,872,676.

On June 5, 2025, NS World sold CU-BUSH-A to TIANJIN TNTT CO LTD for KRW 10,818,675.

On June 5, 2025, NS World sold GR38-G4 to TIANJIN TNTT CO LTD for KRW 2,884,980.

On June 5, 2025, NS World sold PVC TUBE/18~25 to TIANJIN TNTT CO LTD for KRW 108,805.

On June 5, 2025, NS World sold PVC Tray to TIANJIN TNTT CO LTD for KRW 43,522.

On June 5, 2025, NS World sold HOLE PIN to TIANJIN TNTT CO LTD for KRW 480,830.

On June 5, 2025, NS World sold EGR Magnet (Individual Unit) to TIANJIN TNTT CO LTD for KRW 2,683,032.

On June 22, 2025, NS World sold SHAFT_3140C to TIANJIN TNTT CO LTD for KRW 5,600,624.

On June 22, 2025, NS World sold SUS PIPE to TIANJIN TNTT CO LTD for KRW 6,208,200.

On June 22, 2025, NS World sold GR38-G4 to TIANJIN TNTT CO LTD for KRW 3,621,450.

On June 22, 2025, NS World sold PVC TUBE/18~25 to TIANJIN TNTT CO LTD for KRW 200,870.

On June 22, 2025, NS World sold PVC Tray to TIANJIN TNTT CO LTD for KRW 65,559.

On June 29, 2025, NS World sold CU-BUSH-A to TIANJIN TNTT CO LTD for KRW 12,218,400.

On June 29, 2025, NS World sold PVC Tray to TIANJIN TNTT CO LTD for KRW 54,956.

On June 29, 2025, NS World sold PVC TUBE/18~25 to TIANJIN TNTT CO LTD for KRW 29,867.

NS World’s Related Party Transactions — Purchases from TIANJIN TNTT CO LTD From April 1, 2025 to July 25, 2025

On April 9, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD for KRW 18,050,763.

On April 9, 2025, NS World purchased 2B from TIANJIN TNTT CO LTD for KRW 11,618,579.

On April 9, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD for KRW 23,237,158.

On April 9, 2025, NS World purchased Mold MB0003 from TIANJIN TNTT CO LTD for KRW 2,705,168.

On April 21, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD for KRW 8,521,267.

On April 21, 2025, NS World purchased 2B from TIANJIN TNTT CO LTD for KRW 3,744,572.

On April 21, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD for KRW 29,956,577.

On May 26, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD for KRW 8,253,910.

On May 26, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD for KRW 14,508,340.

On May 26, 2025, NS World purchased 2B from TIANJIN TNTT CO LTD for KRW 5,803,336.

On May 26, 2025, NS World purchased Φ18_2 from TIANJIN TNTT CO LTD for KRW 5,551,661.

On June 6, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD for KRW 8,235,327.

On June 6, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD for KRW 10,132,973.

On June 6, 2025, NS World purchased 2B from TIANJIN TNTT CO LTD for KRW 8,685,405.

On June 6, 2025, NS World purchased OSPE from TIANJIN TNTT CO LTD for KRW 2,822,895.

On June 6, 2025, NS World purchased NF MAGNET from TIANJIN TNTT CO LTD for KRW 5,044,924.

On June 10, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD for KRW 8,146,007.

On June 10, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD for KRW 14,318,675.

On June 10, 2025, NS World purchased Φ18_2 from TIANJIN TNTT CO LTD for KRW 6,574,902.

On June 10, 2025, NS World purchased T1UX from TIANJIN TNTT CO LTD for KRW 11,214,988.

On June 17, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD for KRW 5,573,306.

On June 17, 2025, NS World purchased D8*3T from TIANJIN TNTT CO LTD for KRW 10,636,080.

On June 17, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD for KRW 21,552,298.

On June 17, 2025, NS World purchased 2B from TIANJIN TNTT CO LTD for KRW 8,620,919.

On June 24, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD for KRW 11,296,203.

On June 24, 2025, NS World purchased T1UX from TIANJIN TNTT CO LTD for KRW 9,259,684.

On June 24, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD for KRW 7,280,513.

On June 24, 2025, NS World purchased Φ18_2 from TIANJIN TNTT CO LTD for KRW 19,501,373.

NS World’s Related Party Transactions — Purchases from N&P Co., Ltd. From April 1, 2025 to July 25, 2025

On April 1, 2025, NS World purchased FB-L from N&P Co., Ltd. for a total amount of KRW 550,000.

On April 30, 2025, NS World purchased MP90 from N&P Co., Ltd. for a total amount of KRW 24,375,000.

On April 30, 2025, NS World purchased MP90 from N&P Co., Ltd. for a total amount of KRW 975,000.

On April 30, 2025, NS World purchased 270.5_ from N&P Co., Ltd. for a total amount of KRW 12,316,250.

On April 30, 2025, NS World purchased 270.5_TAPE from N&P Co., Ltd. for a total amount of KRW 15,360.

On April 30, 2025, NS World purchased 170.5_ from N&P Co., Ltd. for a total amount of KRW 6,613,200.

On May 13, 2025, NS World purchased FB-L from N&P Co., Ltd. for a total amount of KRW 550,000.

On May 29, 2025, NS World purchased RUBBER MAGNET_881P7_BM030 16.4T from N&P Co., Ltd. for a total amount of KRW 340,000.

On May 29, 2025, NS World purchased RUBBER MAGNET_892P7_GW530 12T from N&P Co., Ltd. for a total amount of KRW 134,000.

On May 31, 2025, NS World purchased MP90 from N&P Co., Ltd. for a total amount of KRW 11,700,000.

On May 31, 2025, NS World purchased 270.5_ from N&P Co., Ltd. for a total amount of KRW 7,651,250.

On May 31, 2025, NS World purchased 270.5_TAPE from N&P Co., Ltd. for a total amount of KRW 1,920,000.

On May 31, 2025, NS World purchased 170.5_TAPE from N&P Co., Ltd. for a total amount of KRW 41,800.

On June 30, 2025, NS World purchased MP90 from N&P Co., Ltd. for a total amount of KRW 23,400,000.

On June 30, 2025, NS World purchased 270.5_ from N&P Co., Ltd. for a total amount of KRW 7,216,250.

On June 30, 2025, NS World purchased 270.5_TAPE from N&P Co., Ltd. for a total amount of KRW 5,143,040.

On June 30, 2025, NS World purchased 170.5_ from N&P Co., Ltd. for a total amount of KRW 1,070,000.

On June 30, 2025, NS World purchased 170.5_TAPE from N&P Co., Ltd. for a total amount of KRW 19,800.

NS World’s Related Party Transactions — Sales to N&P Co., Ltd. From April 1, 2025 to July 25, 2025

On April 30, 2025, NS World sold Rental Income to N&P Co., Ltd. for a total amount of KRW 1,500,000.

On May 31, 2025, NS World sold Rental Income to N&P Co., Ltd. for a total amount of KRW 1,500,000.

On June 30, 2025, NS World sold Rental Income to N&P Co., Ltd. for a total amount of KRW 1,500,000.

NS World’s Related Party Transactions — Purchases from KCM Industry From April 1, 2025 to July 25, 2025

On April 23, 2025, NS World purchased 14-12/KCM from KCM Industry for a total amount of KRW 118,500,000.

On May 13, 2025, NS World purchased 14-12/KCM from KCM Industry for a total amount of KRW 156,000,000.

On June 2, 2025, NS World purchased 14-12/KCM from KCM Industry for a total amount of KRW 316,000,000.

NS World’s Related Party Transactions — Purchases from Hi-Q MAG Co., Ltd From April 1, 2025 to July 25, 2025

On April 30, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 47,500,000.

On April 30, 2025, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd for a total amount of KRW 10,600,000.

On April 30, 2025, NS World purchased SKPM-1512 from Hi-Q MAG Co., Ltd for a total amount of KRW 9,964,000.

On April 30, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 47,500,000.

On April 30, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 63,650,000.

On April 30, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 45,500,000.

On May 31, 2025, NS World purchased SKPM-1812 (S) from Hi-Q MAG Co., Ltd for a total amount of KRW 6,250,000.

On May 31, 2025, NS World purchased SKPM-1512 (S) from Hi-Q MAG Co., Ltd for a total amount of KRW 4,050,000.

On May 31, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 80,080,000.

On May 31, 2025, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd for a total amount of KRW 10,600,000.

On May 31, 2025, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd for a total amount of KRW 14,625,000.

On May 31, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 27,300,000.

On May 31, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 67,500,000.

On May 31, 2025, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd for a total amount of KRW 5,300,000.

On June 30, 2025, NS World purchased SKPM-1812-S from Hi-Q MAG Co., Ltd for a total amount of KRW 10,368,000.

On June 30, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 45,000,000.

On June 30, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 89,100,000.

On June 30, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 91,000,000.

On June 30, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 45,500,000.

On June 30, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 91,000,000.

On June 30, 2025, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd for a total amount of KRW 11,395,000.

On June 30, 2025, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd for a total amount of KRW 10,600,000.

On June 30, 2025, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd for a total amount of KRW 15,900,000.

NS World’s Related Party Transactions — Sales to Hi-Q MAG Co., Ltd From April 1, 2025 to July 25, 2025

On April 30, 2025, NS World sold 14-12/KCM to Hi-Q MAG Co., Ltd for a total amount of KRW 118,500,000.

On May 31, 2025, NS World sold 14-12/KCM to Hi-Q MAG Co., Ltd for a total amount of KRW 156,000,000.

On May 31, 2025, NS World sold 3020U to Hi-Q MAG Co., Ltd for a total amount of KRW 13,951,000.

On May 31, 2025, NS World sold 7115U to Hi-Q MAG Co., Ltd for a total amount of KRW 7,140,000.

On June 30, 2025, NS World sold 14-12/KCM to Hi-Q MAG Co., Ltd for a total amount of KRW 312,000,000.

On June 30, 2025, NS World sold SKPM-1812-S to Hi-Q MAG Co., Ltd for a total amount of KRW 9,459,900.

NS World’s Related Party Transactions — Purchases from TIANJIN TNTT CO LTD from July 2025 to December 2025

On July 1, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD, for a total amount of KRW 20,981,855 (approximately USD 14,285).

On July 1, 2025, NS World purchased Φ18_2 from TIANJIN TNTT CO LTD, for a total amount of KRW 7,198,209 (approximately USD 4,897).

On July 1, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD, for a total amount of KRW 3,741,926 (approximately USD 2,546).

On July 1, 2025, NS World purchased 2B from TIANJIN TNTT CO LTD, for a total amount of KRW 2,170,536 (approximately USD 1,477).

On July 8, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD, for a total amount of KRW 14,663,116 (approximately USD 9,975).

On July 8, 2025, NS World purchased 2B from TIANJIN TNTT CO LTD, for a total amount of KRW 8,797,870 (approximately USD 5,987).

On July 10, 2025, NS World purchased Injection Molding Tool/T1UX from TIANJIN TNTT CO LTD, for a total amount of KRW 1,967,312 (approximately USD 1,339).

On July 15, 2025, NS World purchased Φ18_2 from TIANJIN TNTT CO LTD, for a total amount of KRW 11,311,910 (approximately USD 7,699).

On July 15, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD, for a total amount of KRW 11,085,673 (approximately USD 7,545).

On July 15, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD, for a total amount of KRW 2,446,246 (approximately USD 1,665).

On July 21, 2025, NS World purchased Injection Molding Tool/D18 from TIANJIN TNTT CO LTD, for a total amount of KRW 1,060,686 (approximately USD 722).

On July 21, 2025, NS World purchased Injection Molding Tool/EGR from TIANJIN TNTT CO LTD, for a total amount of KRW 1,060,686 (approximately USD 722).

On July 22, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD, for a total amount of KRW 11,231,000 (approximately USD 7,640).

On July 22, 2025, NS World purchased T1UX from TIANJIN TNTT CO LTD, for a total amount of KRW 10,559,759 (approximately USD 7,188).

On July 22, 2025, NS World purchased D8*3T from TIANJIN TNTT CO LTD, for a total amount of KRW 9,237,516 (approximately USD 6,287).

On July 22, 2025, NS World purchased 2B from TIANJIN TNTT CO LTD, for a total amount of KRW 8,984,800 (approximately USD 6,116).

On July 22, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD, for a total amount of KRW 7,744,733 (approximately USD 5,272).

On July 22, 2025, NS World purchased NF MAGNET from TIANJIN TNTT CO LTD, for a total amount of KRW 5,218,827 (approximately USD 3,552).

On July 23, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD, for a total amount of KRW 43,664,421 (approximately USD 29,718).

On July 23, 2025, NS World purchased SHAFT_3140C from TIANJIN TNTT CO LTD, for a total amount of KRW 40,590,328 (approximately USD 27,624).

On July 23, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD, for a total amount of KRW 10,935,313 (approximately USD 7,441).

On July 23, 2025, NS World purchased 2B from TIANJIN TNTT CO LTD, for a total amount of KRW 10,350,085 (approximately USD 7,042).

On July 23, 2025, NS World purchased D8*3T from TIANJIN TNTT CO LTD, for a total amount of KRW 5,472,618 (approximately USD 3,724).

On July 23, 2025, NS World purchased NY ND from TIANJIN TNTT CO LTD, for a total amount of KRW 1,790,177 (approximately USD 1,219).

On July 23, 2025, NS World purchased CU-BUSH(통합) from TIANJIN TNTT CO LTD, for a total amount of KRW 1,763,867 (approximately USD 1,200).

On July 25, 2025, NS World purchased SHAFT Φ3x36 from TIANJIN TNTT CO LTD, for a total amount of KRW 2,325,862 (approximately USD 1,583).

On August 6, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD, for a total amount of KRW 37,051,653 (approximately USD 25,229).

On August 6, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD, for a total amount of KRW 16,863,184 (approximately USD 11,478).

On August 6, 2025, NS World purchased Φ18_2 from TIANJIN TNTT CO LTD, for a total amount of KRW 11,342,343 (approximately USD 7,718).

On August 6, 2025, NS World purchased 2B from TIANJIN TNTT CO LTD, for a total amount of KRW 9,633,429 (approximately USD 6,553).

On August 26, 2025, NS World purchased SHAFT/MB10003 58.0mm from TIANJIN TNTT CO LTD, for a total amount of KRW 5,277,502 (approximately USD 3,592).

On August 26, 2025, NS World purchased Injection Molding Tool/2B from TIANJIN TNTT CO LTD, for a total amount of KRW 827,714 (approximately USD 563).

On August 26, 2025, NS World purchased Injection Molding Tool/7T4 from TIANJIN TNTT CO LTD, for a total amount of KRW 827,713 (approximately USD 563).

On August 26, 2025, NS World purchased Injection Molding Tool/EGR from TIANJIN TNTT CO LTD, for a total amount of KRW 827,713 (approximately USD 563).

On August 29, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD, for a total amount of KRW 29,643,347 (approximately USD 20,173).

On August 29, 2025, NS World purchased Φ18_2 from TIANJIN TNTT CO LTD, for a total amount of KRW 17,014,677 (approximately USD 11,584).

On August 29, 2025, NS World purchased 12T4P from TIANJIN TNTT CO LTD, for a total amount of KRW 11,070,882 (approximately USD 7,534).

On August 29, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD, for a total amount of KRW 9,198,728 (approximately USD 6,262).

On August 29, 2025, NS World purchased 12T from TIANJIN TNTT CO LTD, for a total amount of KRW 6,862,587 (approximately USD 4,670).

On September 16, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD, for a total amount of KRW 12,512,595 (approximately USD 8,517).

On September 16, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD, for a total amount of KRW 37,033,835 (approximately USD 25,203).

On September 16, 2025, NS World purchased 12T from TIANJIN TNTT CO LTD, for a total amount of KRW 6,858,817 (approximately USD 4,667).

On September 16, 2025, NS World purchased Φ18_2 from TIANJIN TNTT CO LTD, for a total amount of KRW 14,171,110 (approximately USD 9,642).

On September 18, 2025, NS World purchased SUS PIPE from TIANJIN TNTT CO LTD, for a total amount of KRW 14,652,284 (approximately USD 9,967).

On September 25, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD, for a total amount of KRW 6,335,102 (approximately USD 4,309).

On September 25, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD, for a total amount of KRW 10,503,441 (approximately USD 7,147).

On September 25, 2025, NS World purchased Φ18_2 from TIANJIN TNTT CO LTD, for a total amount of KRW 8,612,515 (approximately USD 5,861).

On October 20, 2025, NS World purchased Injection Molding Tool/EGR from TIANJIN TNTT CO LTD, for a total amount of KRW 800,206 (approximately USD 545).

On October 20, 2025, NS World purchased SUS PIPE from TIANJIN TNTT CO LTD, for a total amount of KRW 14,783,624 (approximately USD 10,066).

On October 30, 2025, NS World purchased EGR-VALVE from TIANJIN TNTT CO LTD, for a total amount of KRW 25,526,020 (approximately USD 17,381).

On October 30, 2025, NS World purchased RING MAGNET/7T4P from TIANJIN TNTT CO LTD, for a total amount of KRW 48,748,633 (approximately USD 33,173).

On October 30, 2025, NS World purchased D18VKD from TIANJIN TNTT CO LTD, for a total amount of KRW 23,317,267 (approximately USD 15,870).

On October 30, 2025, NS World purchased RING MAGNET/12T4P from TIANJIN TNTT CO LTD, for a total amount of KRW 14,223,533 (approximately USD 9,679).

On October 30, 2025, NS World purchased P2952 from TIANJIN TNTT CO LTD, for a total amount of KRW 939,746 (approximately USD 640).

On October 30, 2025, NS World purchased NF MAGNET from TIANJIN TNTT CO LTD, for a total amount of KRW 5,419,082 (approximately USD 3,687).

On November 13, 2025, NS World purchased 4P from TIANJIN TNTT CO LTD, for a total amount of KRW 45,952,736 (approximately USD 31,273).

On November 25, 2025, NS World purchased EGR V/V from TIANJIN TNTT CO LTD, for a total amount of KRW 27,877,205 (approximately USD 18,972).

On November 25, 2025, NS World purchased 2B from TIANJIN TNTT CO LTD, for a total amount of KRW 4,624,692 (approximately USD 3,148).

On November 25, 2025, NS World purchased D18VKD from TIANJIN TNTT CO LTD, for a total amount of KRW 35,646,912 (approximately USD 24,259).

On December 9, 2025, NS World purchased shaft 3.17*L60.2 from TIANJIN TNTT CO LTD, for a total amount of KRW 15,366 (approximately USD 10).

On December 9, 2025, NS World purchased TP-S68C from TIANJIN TNTT CO LTD, for a total amount of KRW 90,344 (approximately USD 61).

On December 9, 2025, NS World purchased EGR V/V from TIANJIN TNTT CO LTD, for a total amount of KRW 19,851,478 (approximately USD 13,513).

On December 9, 2025, NS World purchased RING MAGNET/7T4P from TIANJIN TNTT CO LTD, for a total amount of KRW 30,957,588 (approximately USD 21,073).

On December 9, 2025, NS World purchased D18VKD from TIANJIN TNTT CO LTD, for a total amount of KRW 23,692,032 (approximately USD 16,119).

On December 14, 2025, NS World purchased Injection Molding Tool/EGR from TIANJIN TNTT CO LTD, for a total amount of KRW 734,750 (approximately USD 500).

NS World’s Related Party Transactions — Purchases from Hi-Q MAG Co., Ltd from July 2025 to December 2025

On July 31, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd, for a total amount of KRW 176,540,000 (approximately USD 120,128).

On July 31, 2025, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd, for a total amount of KRW 26,500,000 (approximately USD 18,036).

On August 31, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd, for a total amount of KRW 53,300,000 (approximately USD 36,266).

On August 31, 2025, NS World purchased NS250 from Hi-Q MAG Co., Ltd, for a total amount of KRW 40,330,000 (approximately USD 27,445).

On August 31, 2025, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd, for a total amount of KRW 26,924,000 (approximately USD 18,322).

On August 31, 2025, NS World purchased SKPM-1612 from Hi-Q MAG Co., Ltd, for a total amount of KRW 9,600,000 (approximately USD 6,532).

On September 30, 2025, NS World purchased SKPM-1512 from Hi-Q MAG Co., Ltd, for a total amount of KRW 2,640,000 (approximately USD 1,797).

On September 30, 2025, NS World purchased SKPM-1512 from Hi-Q MAG Co., Ltd, for a total amount of KRW 11,088,000 (approximately USD 7,547).

On September 30, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd, for a total amount of KRW 26,650,000 (approximately USD 18,139).

On September 30, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd, for a total amount of KRW 53,300,000 (approximately USD 36,266).

On September 30, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd, for a total amount of KRW 45,571,500 (approximately USD 31,012).

On September 30, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd, for a total amount of KRW 120,690,000 (approximately USD 82,087).

On October 31, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd, for a total amount of KRW 181,008,000 (approximately USD 123,163).

On October 31, 2025, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd, for a total amount of KRW 21,200,000 (approximately USD 14,424).

On November 26, 2025, NS World purchased SKPM-1512 from Hi-Q MAG Co., Ltd, for a total amount of KRW 13,584,000 (approximately USD 9,246).

On November 26, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd, for a total amount of KRW 54,000,000 (approximately USD 36,744).

On November 26, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd, for a total amount of KRW 127,008,000 (approximately USD 86,422).

On December 31, 2025, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd, for a total amount of KRW 21,200,000 (approximately USD 14,424).

On December 31, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd, for a total amount of KRW 54,000,000 (approximately USD 36,744).

On December 31, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd, for a total amount of KRW 108,000,000 (approximately USD 73,488).

On December 31, 2025, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd, for a total amount of KRW 79,380,000 (approximately USD 54,024).

NS World’s Related Party Transactions — Purchases from Hi-Q MAG Co., Ltd in 2026

On January 8, 2026, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd, for a total amount of KRW 21,200,000 (approximately USD 14,424).

NS World’s Related Party Transactions — Purchases from KCM Industry in from July 2025 to December 2025

On July 7, 2025, NS World purchased 13-9/KCM from KCM Industry, for a total amount of KRW 32,000,000 (approximately USD 21,785).

On August 19, 2025, NS World purchased 14-12/KCM from KCM Industry, for a total amount of KRW 141,900,000 (approximately USD 96,556).

On September 5, 2025, NS World purchased B+/KCM from KCM Industry, for a total amount of KRW 9,600,000 (approximately USD 6,532).

On September 5, 2025, NS World purchased 14-12/KCM from KCM Industry, for a total amount of KRW 96,000,000 (approximately USD 65,329).

On September 16, 2025, NS World purchased 14-12/KCM from KCM Industry, for a total amount of KRW 144,000,000 (approximately USD 98,000).

On October 17, 2025, NS World purchased 14-12/KCM from KCM Industry, for a total amount of KRW 144,000,000 (approximately USD 98,000).

On November 6, 2025, NS World purchased 14-12/KCM from KCM Industry, for a total amount of KRW 192,000,000 (approximately USD 130,598).

On December 3, 2025, NS World purchased 14-12/KCM from KCM Industry, for a total amount of KRW 144,000,000 (approximately USD 98,00

NS World’s Related Party Transactions — Purchases from N&P Co., Ltd from July 2025 to December 2025

On July 31, 2025, NS World purchased MP90 from N&P Co., Ltd, for a total amount of KRW 21,450,000 (approximately USD 14,595).

On July 31, 2025, NS World purchased 270.5_ from N&P Co., Ltd, for a total amount of KRW 6,448,750 (approximately USD 4,389)

On July 31, 2025, NS World purchased 170.5_TAPE from N&P Co., Ltd, for a total amount of KRW 4,400,000 (approximately USD 2,994).

On July 31, 2025, NS World purchased 270.5_TAPE from N&P Co., Ltd, for a total amount of KRW 3,200,000 (approximately USD 2,177).

On July 31, 2025, NS World purchased 170.5_ from N&P Co., Ltd, for a total amount of KRW 1,070,000 (approximately USD 728).

On August 31, 2025, NS World purchased 270.5_ from N&P Co., Ltd, for a total amount of KRW 11,681,250 (approximately USD 7,948).

On August 31, 2025, NS World purchased 270.5_TAPE from N&P Co., Ltd, for a total amount of KRW 1,340,160 (approximately USD 912).

On August 31, 2025, NS World purchased 170.5_ from N&P Co., Ltd, for a total amount of KRW 1,070,000 (approximately USD 728).

On August 31, 2025, NS World purchased 170.5_TAPE from N&P Co., Ltd, for a total amount of KRW 90,200 (approximately USD 61).

On September 30, 2025, NS World purchased RUBBER MAGNET_881P7_BM030 (16.4T) from N&P Co., Ltd, for a total amount of KRW 1,020,000 (approximately USD 694).

On September 30, 2025, NS World purchased RUBBER MAGNET_892P7_GW530 (12T) from N&P Co., Ltd, for a total amount of KRW 268,000 (approximately USD 182).

On September 30, 2025, NS World purchased 270.5_ from N&P Co., Ltd, for a total amount of KRW 11,855,000 (approximately USD 8,067).

On September 30, 2025, NS World purchased 270.5_TAPE from N&P Co., Ltd, for a total amount of KRW 6,437,120 (approximately USD 4,379).

On September 30, 2025, NS World purchased 170.5_TAPE from N&P Co., Ltd, for a total amount of KRW 581,900 (approximately USD 396).

On October 31, 2025, NS World purchased RUBBER MAGNET_881P7_BM030 (16.4T) from N&P Co., Ltd, for a total amount of KRW 1,530,000 (approximately USD 1,041).

On October 31, 2025, NS World purchased 270.5_ from N&P Co., Ltd, for a total amount of KRW 10,822,500 (approximately USD 7,363).

On October 31, 2025, NS World purchased 270.5_TAPE from N&P Co., Ltd, for a total amount of KRW 6,417,920 (approximately USD 4,366).

On October 31, 2025, NS World purchased 170.5_ from N&P Co., Ltd, for a total amount of KRW 2,140,000 (approximately USD 1,457).

On October 31, 2025, NS World purchased 170.5_TAPE from N&P Co., Ltd, for a total amount of KRW 6,433,900 (approximately USD 4,377).

On November 30, 2025, NS World purchased BM030(16.4T) from N&P Co., Ltd, for a total amount of KRW 255,000 (approximately USD 174).

On November 30, 2025, NS World purchased BM530(12T) from N&P Co., Ltd, for a total amount of KRW 80,400 (approximately USD 55).

On November 30, 2025, NS World purchased 270.5_ from N&P Co., Ltd, for a total amount of KRW 6,621,250 (approximately USD 4,507).

On November 30, 2025, NS World purchased 270.5_TAPE from N&P Co., Ltd, for a total amount of KRW 5,169,920 (approximately USD 3,517).

On November 30, 2025, NS World purchased 170.5_TAPE from N&P Co., Ltd, for a total amount of KRW 7,763,800 (approximately USD 5,285).

On December 31, 2025, NS World purchased BM030(16.4T) from N&P Co., Ltd, for a total amount of KRW 1,190,000 (approximately USD 809).

On December 31, 2025, NS World purchased 270.5_ from N&P Co., Ltd, for a total amount of KRW 8,873,750 (approximately USD 6,039).

On December 31, 2025, NS World purchased 270.5_TAPE from N&P Co., Ltd, for a total amount of KRW 1,280,000 (approximately USD 871).

On December 31, 2025, NS World purchased 170.5_ from N&P Co., Ltd, for a total amount of KRW 1,070,000 (approximately USD 728).

On December 31, 2025, NS World purchased 170.5_TAPE from N&P Co., Ltd, for a total amount of KRW 550,000 (approximately USD 374).

NS World’s Related Party Transactions — Sales to TIANJIN TNTT CO LTD from July 2025 to December 2025

On July 6, 2025, NS World sold Cu-Bush to TIANJIN TNTT CO LTD, for a total amount of KRW 23,936,513 (approximately USD 16,290).

On July 6, 2025, NS World sold SHAFT_3140C to TIANJIN TNTT CO LTD, for a total amount of KRW 27,891,028 (approximately USD 18,985).

On July 6, 2025, NS World sold SUS PIPE to TIANJIN TNTT CO LTD, for a total amount of KRW 6,006,061 (approximately USD 4,087).

On July 20, 2025, NS World sold Cu-Bush to TIANJIN TNTT CO LTD, for a total amount of KRW 11,474,100 (approximately USD 7,805).

On July 27, 2025, NS World sold Cu-Bush to TIANJIN TNTT CO LTD, for a total amount of KRW 10,592,642 (approximately USD 7,207).

On August 10, 2025, NS World sold Cu-Bush to TIANJIN TNTT CO LTD, for a total amount of KRW 13,419,125 (approximately USD 9,137).

On August 10, 2025, NS World sold SHAFT_3140C to TIANJIN TNTT CO LTD, for a total amount of KRW 28,427,039 (approximately USD 19,347).

On August 10, 2025, NS World sold SUS PIPE to TIANJIN TNTT CO LTD, for a total amount of KRW 3,825,929 (approximately USD 2,604).

On August 10, 2025, NS World sold GR38-G4 to TIANJIN TNTT CO LTD, for a total amount of KRW 2,906,820 (approximately USD 1,978).

On August 21, 2025, NS World sold Cu-Bush to TIANJIN TNTT CO LTD, for a total amount of KRW 26,622,373 (approximately USD 18,122).

On August 21, 2025, NS World sold SUS PIPE to TIANJIN TNTT CO LTD, for a total amount of KRW 5,407,766 (approximately USD 3,679).

On September 14, 2025, NS World sold Cu-Bush to TIANJIN TNTT CO LTD, for a total amount of KRW 33,345,599 (approximately USD 22,700).

On September 14, 2025, NS World sold SHAFT_3140C to TIANJIN TNTT CO LTD, for a total amount of KRW 28,533,830 (approximately USD 19,419).

On September 14, 2025, NS World sold SUS PIPE to TIANJIN TNTT CO LTD, for a total amount of KRW 13,825,086 (approximately USD 9,408).

On September 14, 2025, NS World sold GR38-G4 to TIANJIN TNTT CO LTD, for a total amount of KRW 2,917,740 (approximately USD 1,985).

On October 19, 2025, NS World sold Cu-Bush to TIANJIN TNTT CO LTD, for a total amount of KRW 37,251,374 (approximately USD 25,355).

On October 19, 2025, NS World sold Shaft 4370KW3140C to TIANJIN TNTT CO LTD, for a total amount of KRW 16,944,054 (approximately USD 11,532).

On October 19, 2025, NS World sold EGR Magnet to TIANJIN TNTT CO LTD, for a total amount of KRW 7,062,861 (approximately USD 4,805).

On October 19, 2025, NS World sold PVC Tube/Φ18 ~ Φ25 to TIANJIN TNTT CO LTD, for a total amount of KRW 225,353 (approximately USD 153).

On October 19, 2025, NS World sold Injection Molding Tool/EGR to TIANJIN TNTT CO LTD, for a total amount of KRW 2,108,783 (approximately USD 1,435).

On November 9, 2025, NS World sold Cu-Bush to TIANJIN TNTT CO LTD, for a total amount of KRW 37,133,849 (approximately USD 25,275).

On November 9, 2025, NS World sold Shaft 4370KW3140C to TIANJIN TNTT CO LTD, for a total amount of KRW 11,737,116 (approximately USD 7,987).

On November 9, 2025, NS World sold PVC Tray to TIANJIN TNTT CO LTD, for a total amount of KRW 244,249 (approximately USD 166).

On November 9, 2025, NS World sold PVC Tube/Φ18 ~ Φ25 to TIANJIN TNTT CO LTD, for a total amount of KRW 342,896 (approximately USD 233).

On November 9, 2025, NS World sold Injection Molding Tool/EGR to TIANJIN TNTT CO LTD, for a total amount of KRW 2,127,923 (approximately USD 1,448).

On November 9, 2025, NS World sold Hole Pin (4P) to TIANJIN TNTT CO LTD, for a total amount of KRW 404,768 (approximately USD 275).

On November 9, 2025, NS World sold Hole Pin (D18 to TIANJIN TNTT CO LTD, for a total amount of KRW 607,152 (approximately USD 413).

On November 9, 2025, NS World sold Inner diameter pin to TIANJIN TNTT CO LTD, for a total amount of KRW 823,992 (approximately USD 561).

On December 14, 2025, NS World sold Cu-Bush to TIANJIN TNTT CO LTD, for a total amount of KRW 23,109,246 (approximately USD 15,731).

On December 14, 2025, NS World sold Shaft 4370KW3140C to TIANJIN TNTT CO LTD, for a total amount of KRW 25,311,614 (approximately USD 17,225).

On December 14, 2025, NS World sold PVC Tray to TIANJIN TNTT CO LTD, for a total amount of KRW 62,072 (approximately USD 42).

On December 14, 2025, NS World sold PVC Tube/Φ18 ~ Φ25 to TIANJIN TNTT CO LTD, for a total amount of KRW 529,608 (approximately USD 360).

On December 21, 2025, NS World sold EGR Magnet to TIANJIN TNTT CO LTD, for a total amount of KRW 9,802,698 (approximately USD 6,672).

On December 21, 2025, NS World sold PVC Tube/Φ18 ~ Φ25 to TIANJIN TNTT CO LTD, for a total amount of KRW 33,798 (approximately USD 23).

NS World’s Related Party Transactions — Sales to Hi-Q MAG Co., Ltd from July 2025 to December 2025

On July 31, 2025, NS World sold 13-9/KCM to Hi-Q MAG Co., Ltd, for a total amount of KRW 32,000,000 (approximately USD 21,785).

On August 31, 2025, NS World sold 14-12/KCM to Hi-Q MAG Co., Ltd, for a total amount of KRW 145,890,000 (approximately USD 99,291).

On September 30, 2025, NS World sold 14-12/KCM to Hi-Q MAG Co., Ltd, for a total amount of KRW 240,000,000 (approximately USD 163,357).

On September 30, 2025, NS World sold B+/KCM to Hi-Q MAG Co., Ltd, for a total amount of KRW 9,600,000 (approximately USD 6,532).

On October 31, 2025, NS World sold 14-12/KCM to Hi-Q MAG Co., Ltd, for a total amount of KRW 144,000,000 (approximately USD 98,000).

On October 31, 2025, NS World sold SKPM-1512 (S) to Hi-Q MAG Co., Ltd, for a total amount of KRW 5,094,500 (approximately USD 3,468).

On November 30, 2025, NS World sold 14-12/KCM to Hi-Q MAG Co., Ltd, for a total amount of KRW 192,000,000 (approximately USD 130,598).

On December 31, 2025, NS World sold 14-12/KCM to Hi-Q MAG Co., Ltd, for a total amount of KRW 144,000,000 (approximately USD 98,000).

NS World’s Related Party Transactions — Sales to N&P Co., Ltd from July 2025 to December 2025

On July 30, 2025, NS World recorded Rental Income from N&P Co., Ltd, for a total amount of KRW 1,500,000 (approximately USD 1,021).

On August 31, 2025, NS World recorded Rental Income from N&P Co., Ltd, for a total amount of KRW 1,500,000 (approximately USD 1,021).

On September 30, 2025, NS World recorded Rental Income from N&P Co., Ltd, for a total amount of KRW 1,500,000 (approximately USD 1,021).

On October 31, 2025, NS World recorded Rental Income from N&P Co., Ltd, for a total amount of KRW 1,500,000 (approximately USD 1,021).

On November 30, 2025, NS World recorded Rental Income from N&P Co., Ltd, for a total amount of KRW 1,500,000 (approximately USD 1,021).

On December 31, 2025, NS World recorded Rental Income from N&P Co., Ltd, for a total amount of KRW 1,500,000 (approximately USD 1,021).

NS World’s Related Party Transactions — Sales to TIANJIN TNTT CO LTD From January 1, 2026 to March 6, 2026

On January 12, 2026, NS World sold Cu-Bush to TIANJIN TNTT CO LTD for a total amount of KRW 22,381,388.

On January 12, 2026, NS World sold Shaft 4370KW3140C to TIANJIN TNTT CO LTD for a total amount of KRW 20,022,979.

On January 12, 2026, NS World sold EGR Magnet to TIANJIN TNTT CO LTD for a total amount of KRW 12,075,032.

On January 12, 2026, NS World sold PVC Tray to TIANJIN TNTT CO LTD for a total amount of KRW 69,175.

On January 12, 2026, NS World sold PVC Tube/Φ18 ~ Φ25 to TIANJIN TNTT CO LTD for a total amount of KRW 235,241.

On January 24, 2026, NS World sold Injection Molding Tool /EGR to TIANJIN TNTT CO LTD for a total amount of KRW 1,402,322.

On January 24, 2026, NS World sold Shaft 4370KW3140C to TIANJIN TNTT CO LTD for a total amount of KRW 21,880,805.

On January 24, 2026, NS World sold PVC Tray to TIANJIN TNTT CO LTD for a total amount of KRW 46,989.

On January 24, 2026, NS World sold PVC Tube/Φ18 ~ Φ25 to TIANJIN TNTT CO LTD for a total amount of KRW 252,565.

On February 8, 2026, NS World sold Injection Molding Tool /D18 to TIANJIN TNTT CO LTD for a total amount of KRW 1,639,792.

On February 8, 2026, NS World sold Shaft 4370KW3140C to TIANJIN TNTT CO LTD for a total amount of KRW 12,706,924.

On February 8, 2026, NS World sold Cu-Bush to TIANJIN TNTT CO LTD for a total amount of KRW 27,177,356.

On February 8, 2026, NS World sold EGR Magnet to TIANJIN TNTT CO LTD for a total amount of KRW 9,715,768.

On February 8, 2026, NS World sold PVC Tube/Φ18 ~ Φ25 to TIANJIN TNTT CO LTD for a total amount of KRW 181,548.

On February 8, 2026, NS World sold Hole Pin-4P to TIANJIN TNTT CO LTD for a total amount of KRW 1,194,706.

NS World’s Related Party Transactions — Purchases from TIANJIN TNTT CO LTD From January 1, 2026 to March 6, 2026

On January 14, 2026, NS World purchased Injection Molding Tool/D18 from TIANJIN TNTT CO LTD for a total amount of KRW 723,400.

On January 15, 2026, NS World purchased EGR V/V from TIANJIN TNTT CO LTD for a total amount of KRW 47,485,378.

On January 15, 2026, NS World purchased RING MAGNET/12T4P from TIANJIN TNTT CO LTD for a total amount of KRW 3,841,049.

On January 15, 2026, NS World purchased RING MAGNET/7T4P from TIANJIN TNTT CO LTD for a total amount of KRW 38,567,908.

On January 15, 2026, NS World purchased D18VKD from TIANJIN TNTT CO LTD for a total amount of KRW 35,419,507.

On February 5, 2026, NS World purchased EGR V/V from TIANJIN TNTT CO LTD for a total amount of KRW 43,325,412.

On February 5, 2026, NS World purchased RING MAGNET/7T4P from TIANJIN TNTT CO LTD for a total amount of KRW 53,744,291.

On February 5, 2026, NS World purchased D18VKD from TIANJIN TNTT CO LTD for a total amount of KRW 35,255,002.

On February 5, 2026, NS World purchased LG 37 Core Magnet Space from TIANJIN TNTT CO LTD for a total amount of KRW 153,017.

On February 5, 2026, NS World purchased TP-S68C from TIANJIN TNTT CO LTD for a total amount of KRW 179,248.

NS World’s Related Party Transactions — Purchases from Hi-Q MAG Co., Ltd From January 1, 2026 to March 6, 2026

On January 22, 2026, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 107,400,000.

On January 28, 2026, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 72,602,400.

On January 28, 2026, NS World purchased SKPM-1812 from Hi-Q MAG Co., Ltd for a total amount of KRW 21,200,000.

On February 5, 2026, NS World purchased NS-760P14 from Hi-Q MAG Co., Ltd for a total amount of KRW 145,754,600.

On February 10, 2026, NS World purchased SKPM-1512 from Hi-Q MAG Co., Ltd for a total amount of KRW 6,528,000.

On March 6, 2026, NS World purchased NS-250 from Hi-Q MAG Co., Ltd for a total amount of KRW 44,376,500.

NS World’s Related Party Transactions — Purchases from N&P Co., Ltd. From January 1, 2026 to March 6, 2026

On January 31, 2026, NS World purchased 270.5X20X5T-120G from N&P Co., Ltd. for a total amount of KRW 7,597,500.

On January 31, 2026, NS World purchased 270.5X20X5T-120G (테이프) from N&P Co., Ltd. for a total amount of KRW 6,446,080.

On January 31, 2026, NS World purchased 170.5X20X5T-122G from N&P Co., Ltd. for a total amount of KRW 1,605,000.

On January 31, 2026, NS World purchased 170.5X20X5T-122G (테이프) from N&P Co., Ltd. for a total amount of KRW 5,649,600.

On January 31, 2026, NS World purchased BM020 (16.4T) from N&P Co., Ltd. for a total amount of KRW 2,448,000.

On January 31, 2026, NS World purchased GM520 (12T) from N&P Co., Ltd. for a total amount of KRW 643,200.

On January 31, 2026, NS World purchased RUBBER MAGNET 44X4.6X1T from N&P Co., Ltd. for a total amount of KRW 255,000.

On February 28, 2026, NS World purchased 170.5X20X5T-122G (테이프) from N&P Co., Ltd. for a total amount of KRW 4,657,400.

On February 28, 2026, NS World purchased 270.5X20X5T-120G (테이프) from N&P Co., Ltd. for a total amount of KRW 5,163,520.

On February 28, 2026, NS World purchased 170.5X20X5T-122G from N&P Co., Ltd. for a total amount of KRW 1,070,000.

On February 28, 2026, NS World purchased 270.5X20X5T-120G from N&P Co., Ltd. for a total amount of KRW 5,410,000.

On February 28, 2026, NS World purchased BM020 (16.4T) from N&P Co., Ltd. for a total amount of KRW 3,400,000.

On February 28, 2026, NS World purchased GM520 (12T) from N&P Co., Ltd. for a total amount of KRW 804,000.

On March 1, 2026, NS World purchased 270.5X20X5T-120G from N&P Co., Ltd. for a total amount of KRW 3,590,000.

On March 1, 2026, NS World purchased 270.5X20X5T-120G (테이프) from N&P Co., Ltd. for a total amount of KRW 17,920.

On March 1, 2026, NS World purchased 170.5X20X5T-122G (테이프) from N&P Co., Ltd. for a total amount of KRW 2,215,400.

Environmental & Regulatory Matters

Meeting the growing demand for magnetic material while simultaneously mitigating environmental impacts from our operations and products, and governing and managing our business in a responsible manner, are at the heart of our approach to sustainability and responsible business matters.

Our global facilities employ strict processes to track and mitigate environmental impacts. Responsible governance includes fostering inclusion, safeguarding human rights, enhancing data privacy, and ensuring ethical behavior within our company and supply chain.

We comply with a wide array of environmental, health, and safety laws across different jurisdictions. These regulations pertain to the handling of hazardous substances, protecting human health, and ensuring the responsible composition and disposal of our products. Our comprehensive compliance program includes policies, dedicated staff, regular audits, and training to ensure adherence to these standards. Additionally, we comply with global directives like the European Union’s RoHS and REACH regulations, China’s Restriction of Hazardous Substances law, and similar mandates. Our commitment extends to mitigating potential contamination at current and former sites, and ensuring that environmental laws do not materially impact our financial performance or competitive standing.

Permits

In connection with the Company’s business in manufacturing and sales of magnetic components for automobiles and electronic appliances, no specific permits or authorizations are required to be obtained for the operation of such business.

The Company has obtained the following certificate:

No	Certificate	Country/Accredited Certification Institution	Date of Issuance	Expiration Date
1	Certificate of Authentication for Corporate Affiliated Research Institute	Head of the Korea Industrial Technology Association (KOITA)	December 12, 2011	N.A.

Notification or Approval Requirements

There are no notification or consent requirements in relation to the business registration certificates that the Company has obtained upon a change of control or change of the majority shareholder in the Company as a result of the Business Combination.

Website

NS World maintains one active website, www.nsworld.kr, which serves as its corporate website and contains information about the Company and its business. The information included on NS World’s website is not incorporated by reference into this prospectus or in any other report or document filed with the SEC, and any reference to such website is intended to be an inactive textual reference only.

Corporate Information

NS World’s registered office is located at 99 Naechuoksu-gil, Buk-myeon, Cheongwon-gu, Cheongju-si, Chungcheongbuk-do, which also serves as our corporate mailing address.

NS World’s telephone number is +82-43-233-1630.

NS WORLD’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this section to “we”, “us”, “our” and “the Company” refer to the business and operations of NS World prior to the Business Combination. Unless otherwise indicated, all dollar amounts (“$”) are expressed in thousands.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below in this section and those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward — Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

NS World was incorporated in 2013 and the Company’s registered office is located at 99, Naechuoksu-gil, Bugi-myeon, Cheongwon-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea. The Company specializes in the manufacturing and sale of magnetic components for automobiles and electronic appliances. The Company has operations located throughout Korea. The Company owns one building and one plot of land, both of which are pledged as collateral with the Industrial Bank of Korea.

The Company specializes in manufacturing magnetic components required across rapidly evolving automotive and home appliance industries, which can be divided into three key sectors: automotive, home appliances, and other industries.

In the automotive sector, the Company provides magnetic components designed to meet the performance demands of magnets required in extreme operating conditions for automotive parts. The Company offers a wide range of magnet products, from motor drive magnets to advanced magnets for various magnetic sensors, ensuring seamless integration with surrounding components through material diversification and insert molding.

In the home appliances sector, the Company supplies a variety of magnets used in low-noise, high-efficiency BLDC motors. These magnets are combined with mold design technology to achieve maximum efficiency from complex shapes using the same raw materials. The product range includes ferrite magnets and magnets made from NdFeB materials, designed to meet diverse customer specifications.

In other industries, the Company produces ferrite sintered magnets for large-capacity AC motors, meeting a wide range of customer requirements. Additionally, the Company manufactures ferrite magnet resins by compounding anisotropic or isotropic ferrite powder with binders, enabling injection molding for various applications.

The Company has made significant advancements since 2013, starting with the patent acquisition for a resin composition and manufacturing method for bonded magnets. In 2014, it obtained the IATF 16949 certification, and in 2015, successfully localized permanent magnet materials through a three-year, 2.4 billion KRW project. Since 2015, the Company has actively participated in government-led technology innovation and development projects under the Ministry of Trade, Industry and Energy and the Ministry of SMEs and Startups. In 2020, it was designated as a specialized company for materials, parts, and equipment, and in 2023, it received the Root Enterprise Certification from the Korea Institute of Industrial Technology.

Segments

Although there are no sector managers who are held accountable for operating and financial results or the product and service mix by sector, the Company offers multiple products and the Chief Executive Officer of the Company, who has been determined to be the CODM, manages the Company as a whole and makes decisions at the top level.

Components of Results of Operations

Revenue

The Company derives revenue from the sale of products, which are components for automotive and home appliance magnets. The Company recognizes revenue when it satisfies performance obligations under the terms of its contracts, and control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products.

Cost of sales

Cost of sales represents all direct and indirect costs associated with the manufacture of our products. Cost of goods sold primarily consists of direct costs associated with inventory and delivery of the Company’s goods, including freight costs. Cost of sales also includes inventory impairment, allocated personnel-related expenses and allocated facilities and overhead costs.

Other operating income

Other operating income consists of government grant income, rental income, income from the provision of technical services, gain on the disposal of tangible assets, and brokerage income.

Selling, general, and administrative expenses

SG&A expenses consist of corporate service functions such as finance, legal, human resources and information technology expenses, as well as rent, utilities, depreciation, amortization and insurance costs.

Other non-operating income

Other non-operating income includes interest income, gain on foreign currency and other income.

Gain on foreign currency includes gain on translation and transaction of monetary assets and liabilities denominated in foreign currencies.

Interest income primarily includes realized gains from bank deposits and investments with financial instruments.

Other non-operating expenses

Other non-operating expenses include interest expense, loss on foreign currency and other expenses.

Interest expense primarily consists of interest incurred on our finance leases, financing obligations and outstanding loans.

Loss on foreign currency includes loss on translation and transaction of monetary assets and liabilities denominated in foreign currencies.

Other expenses, other than interest expense and loss on foreign currency, primarily include amortization of accumulated actuarial loss.

Gain (loss) on financial instruments

The Company measures a fair value of redeemable convertible preferred stock and its changes in fair value is recognized as gain (loss) on financial instruments.

The Company measures the fair value of share repurchase liabilities, and any changes in its fair value are reorganized as gain (loss) on share repurchase liabilities.

Results of Operations for the year ended December 31, 2025 and 2024 (in thousands, except as otherwise noted)

The following table provides our operating results for the periods indicated and percentage of revenue for each line item.

	Year Ended December 31,				Change
	2025		2024
($ in thousands)	($)	(%)	($)	(%)	($)	(%)
Revenues	6,374	100.0	6,051	100.0	323	5.3
Cost of Sales	(5,144)	(80.7)	(5,218)	(86.2)	74	(1.4)
Other operating income	61	1.0	147	2.4	(86)	(58.5)
Selling, general and administrative expenses	(1,621)	(25.4)	(1,224)	(20.2)	(397)	32.4
Operating income (loss)	(330)	(5.2)	(244)	(4.1)	(86)	35.2
Other non-operating income and losses, net	(215)	(3.4)	(128)	(2.1)	(87)	68.0
Income taxes (benefit)*	—	—	—	—	—	—
Net loss from operations	(545)	(8.6)	(372)	(6.1)	(173)	46.5

____________

*        not meaningful

Overall operating results

The Company generated total revenues of $6.4 million, reflecting a slight increase compared to the corresponding period in 2024. The Company continued to incur an operating loss of $330 thousand for the year ended December 31, 2025. Additionally, the operating margin declined from (-) 4.1% in 2024 to (-) 5.2% in 2025, primarily due to the increase in selling, general and administrative expenses.

Revenues

Revenues were $6.4 million for the year ended December 31, 2025 as compared to $6.1 million for the year ended December 31, 2024, an increase of $323 thousand, or 5.3%. This was primarily due to the increase in domestic sales.

Cost of sales

Cost of sales were $5.1 million for the year ended December 31, 2025 as compared to $5.2 million for the year ended December 31, 2024, a decrease of $74 thousand, or 1.4%. The Company’s cost of sales for the year ended December 31, 2025 decreased compared to the year ended December 31, 2024, mainly as a result of improved margin rates in merchandise sales.

Other operating income

Other operating income was $61 thousand for the year ended December 31, 2025 as compared to $147 thousand for the year ended December 31, 2024, a decrease of $86 thousand, or 58.5%. This was primarily due to the decrease in income from the government grant income.

Selling, general and administrative expenses

Selling, general and administrative expenses were $1.6 million for the year ended December 31, 2025 as compared to $1.2 million for the year ended December 31, 2024, an increase of $0.4 million, or 32.4%. This was primarily due to the increase in salaries, retirement benefits expense, and commission fees.

Other non-operating income

Gains on foreign currency mainly consisting of non-operating income was $159 thousand for the year ended December 31, 2025 as compared to $258 thousand for the year ended December 31, 2024, a decrease of $99 thousand, or 38.1%. This was primarily due to the weakened KRW/USD exchange rate.

Gain on valuation of redeemable convertible preferred stock was $115 thousand for the year ended December 31, 2025, as compared to a gain of $75 thousand for the year ended December 31, 2024, representing an increase in gain of $40 thousand, or 53.1%. This was primarily due to a decrease in the fair value of the liability because the value of the conversion rights declined.

Other non-operating losses

Interest expense was $179 for the year ended December 31, 2025, compared to $144 thousand for the year ended December 31, 2024, a increase of $35 thousand, or 24.3%. This increase was primarily due to an increase in the installment amount for long-term debt repayment.

Loss on foreign currency was $178 thousand for the year ended December 31, 2025, as compared to $229 thousand for the year ended December 31, 2024, a decrease of $51 thousand, or 22.2%. This was primarily due to decrease in monetary instrument and the weakened KRW/USD exchange rate.

Loss on share repurchase liability consisting of other non-operating expense was $111 thousand for the year ended December 31, 2025, as compared to no such loss incurred for the year ended December 31, 2024, representing an increase of $111 thousand. This was due to valuation losses recognized on the share repurchase liabilities for the year ended December 31, 2025.

Liquidity and Capital Resources (in thousands, except as otherwise noted)

Sources of Liquidity

In assessing liquidity, we monitor and analyze cash on-hand and operating expenditure commitments. Our business is capital intensive and requires substantial expenditures for, among other things, the purchase and maintenance of equipment used in our operations, and to remain in compliance with environmental laws. Our short-term and long-term liquidity needs arise primarily from working capital requirements and capital expenditures, including expansion projects and principal and interest payments related to our outstanding indebtedness. The Company plans to continue to fund its operations through its existing cash and cash equivalents, as well as through future equity offerings, debt financing, other third-party funding, and operational cash flow. Our liquidity as of December 31, 2025 is as follows (in thousands):

	December 31, 2025	December 31, 2024
Cash and cash equivalents	794	359
Working capital deficit excluding cash and cash equivalents	(3,185)	(3,132)
Accumulated deficit	(3,241)	(2,695)

Our future liquidity requirements will depend on many factors, including funding needed to support other business opportunities and expenditures, and funding for working capital and general corporate purposes. We expect to satisfy our liquidity requirements through cash on hand, cash generated from operations and additional financings.

Cash Flows

Cash flows associated with operating, investing, and financing activities for the years ended December 31, 2025 and December 31, 2024 are summarized as follows:

	Year Ended December 31,		Change
($ in thousands)	2025	2024	($)	(%)
Net cash provided by operating activities	580	401	181	45.1
Net cash used in investing activities	(40)	(138)	100	(72.5)
Net cash used in financing activities	(111)	(252)	141	(56.0)
Net increase in cash and cash equivalents	429	11	422	3,836.4

Net Cash Provided by Operating Activities

Cash flows provided by operating activities were $580,081 for the year ended December 31, 2025, as compared to $400,682 for the year ended December 31, 2024, an increase of $179,399, or 44.8%. The increase is primarily related to decrease in non-trade accounts receivable (net of allowance) and increase in trade accounts payable.

For the year ended December 31, 2025, net cash provided by operating activities was $580,081, which primarily consisted of net loss of $545,212, adjusted for certain non-cash items of $655,545 and net cash inflow from changes in operating assets and liabilities of $737,643. The non-cash items primarily consisted of depreciation and amortization expense of $178,793, interest expenses of $178,666, pension benefits provision of $180,316 and loss on valuation of share repurchase liabilities of $110,543. The net cash inflow from changes in our operating assets and liabilities were primarily due to a $2,277,412 increase in non-trade accounts payable, a $192,384 increase in trade accounts receivable (net of allowance), partially offset by a $1,174,631 increase in trade accounts payable, and a $107,846 decrease in inventories, and a $1,818,971 decrease in non-trade accounts receivable (net of allowance).

For the year ended December 31, 2024, net cash provided by operating activities was $400,682, which primarily consisted of net loss of $372,026, adjusted for certain non-cash items of $247,740, and net cash inflow from changes in operating assets and liabilities of $524,968. The non-cash items primarily consisted of depreciation and amortization expense of $183,557, interest expenses of $144,300 and pension benefits provision of $157,547. The net cash inflow from changes in operating assets and liabilities were primarily due to a $1,200,482 increase in non-trade accounts payable, a $503,346 decrease in inventories, $376,352 decrease in trade accounts receivable (net of allowance), partially offset by a $1,149,252 increase in non-trade accounts receivable (net of allowance).

Net Cash Used in Investing Activities

Cash flows used in investing activities were $39,526 for the year ended December 31, 2025 as compared to $137,956 for the year ended December 31, 2024, a decrease of $98,430, or 71.4%. The decrease is primarily related to a $129,284 decrease in acquisitions of property, plant and equipment, partially offset by a $30,854 decrease in other investing activities.

For the year ended December 31, 2025, net cash used in investing activities was $39,526, consisting primarily of acquisitions of property, plant and equipment of $89,746 and increase in loans of $74,531, partially offset by decrease in loans of $43,584 and proceeds from sale of short-term financial instruments of $29,531.

For the year ended December 31, 2024, net cash used in investing activities was $137,956, primarily consisting of acquisitions of property, plant and equipment of $219,030, partially offset by receipt of government grants of $60,999 and proceeds from disposal of property, plant and equipment of $38,181.

Net Cash Used in Financing Activities

Cash flows used in financing activities were $111,102 for the year ended December 31, 2025 as compared to $251,935 for the year ended December 31, 2024, a decrease of $140,833, or 55.9%. The decrease is primarily related to a $1,219,333 increase in proceeds from short-term debt, partially offset by a $1,086,857 increase in repayments of short-term debt.

For the year ended December 31, 2025, net cash used in financing activities was $111,102, comprised primarily of repayments of short-term debt of $1,306,710, repayments of current portion of long-term debt of $214,798 and repayments of lease liabilities of $40,172, partially offset by $1,450,578 proceeds from short-term debt.

For the year ended December 31, 2024, net cash used in financing activities was $251,935, comprised primarily of repayments of short-term debt of $219,853, repayments of current portion of long-term debt of $222,423 and repayments of lease liabilities of $40,904, partially offset by $231,245 proceeds from short-term debt.

Debt

Redeemable convertible preferred stock

In May 2015, the Company issued 37,500 shares of redeemable convertible preferred stock with a principal amount of KRW 750 million. The redeemable convertible preferred stock bears a fixed interest rate of 5.8% per annum, and matures in 2025. In May 2025, 37,500 shares of redeemable convertible preferred stock were automatically converted into common stock upon maturity.

Dissenting Shareholder Appraisal Rights

In connection with the share exchange transactions contemplated by the share exchange agreements dated February 10, 2025, as amended (collectively, the “Agreements”), by and among the Company, EMT Sub Co., Ltd. (“EMT Sub”), and the other operating companies party thereto, shareholders who formally dissented at the general meeting of shareholders held to approve the share exchange (the “Share Exchange EGM”) were granted statutory appraisal rights under the Korean Commercial Code (the “Appraisal Rights”).

Pursuant to the Agreements, dissenting shareholders may obtain the Appraisal Rights by delivering to the Company, within 20 days from the date of the Share Exchange EGM, a written notice identifying the class and number of shares for which appraisal rights are elected (the “Appraisal Shares”). Upon receipt of valid notice, the Company is contingently required to repurchase the Appraisal Shares within two (2) months, provided the Share Exchange remains in effect and the dissenting shareholder does not withdraw its notice (by mutual agreement with the Company), after which any unpaid amount will begin to accrue interest at a statutorily dictated 6% interest rate per annum. The repurchase price for Appraisal Shares is determined by mutual agreement between the Company and the applicable dissenting shareholder through the Agreements.

Management accounts for these appraisal rights as a liability under ASC 480 measured at fair value, with changes recognized in earnings, until the obligation becomes unconditional at merger close. In connection with the transaction, the Company recognized a share repurchase liability of $109,566 and a corresponding loss on share repurchase liability valuation as of December 31, 2025.

In January 2026, the Company completed a comprehensive share exchange transaction pursuant to the approved share exchange agreement and became a wholly owned subsidiary of EMT Sub Co., Ltd. The payment amount was approximately $6.50 million as of the closing of the share exchange transaction and continues to accrue statutory interest until the actual payment date.

Contractual Obligations

The following table presents a summary of our contractual obligations, including payments due by period, as of December 31, 2025:

($ in thousands)	2026	2027	2028	2029	2030	Thereafter	Total
Finance lease(1)	34	25	6	6	3	—	74
Debt obligations(2)	2,636	178	23	18	18	9	2,882
Total	2,670	203	29	24	21	9	2,956

____________

(1)      Future lease payment obligations for finance lease liabilities.

(2)      Short-term and long-term debt principal repayment obligations for loans provided by Industrial Bank of Korea, Korea Small and Medium-sized Enterprises and Startups Agency, and EMT Asia Co., Ltd.

As of December 31, 2025, there have been no material changes to our contractual obligations and commitments since December 31, 2024.

Going Concern

The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

Primarily due to a recent operating loss associated with the business, the Company incurred losses of $545,212 and $372,026 for the years ended December 31, 2025 and 2024, respectively. The Company had negative working capital of $3,185,094 and $3,131,924 which excludes the cash and cash equivalents of $793,843 and $359,394, and accumulated deficits of $3,240,547 and $2,695,335 as of December 31, 2025 and 2024, respectively. Absent any other action, the Company will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering other financing arrangements, and restructuring of operations to grow revenues and decrease expenses. However, upon the economic environment and the Company’s current capability, the Company may be unable to access future equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primary the result of fluctuations in interest rates.

Interest Rate Risk

Our cash and cash equivalents primarily consist of cash on hand and short-term, highly liquid investments with original maturities of three months or less from the date of purchase and are mainly comprised of bank deposits. As of December 31, 2025 and December 31, 2024, we had $793,843 and $359,394 of cash and cash equivalents, respectively. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and fair market value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Foreign Currency Risk

We maintain our ledgers in our functional local currency and translate them into USD for financial reporting purposes. As a result, we are exposed to fluctuations in the exchange rates of various currencies against the USD and other currencies, predominantly the KRW.

Off-Balance Sheet Arrangements

During the period presented, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies and Use of Estimates

The above discussion and analysis of our financial condition and results of operations is based upon our financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in Note 1. Summary of Significant Accounting Policies of the accompanying financial statements of the Company included elsewhere in this prospectus. Critical accounting policies are those that we consider to be the most important in portraying our financial condition and results of operations and also require the greatest amount of judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the financial statements.

Revenue Recognition

The Company recognizes revenue when it satisfies performance obligations under the terms of its contracts, and control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products. This process involves identifying the customer contract, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Company considers a performance obligation satisfied once it has transferred control of a good or product to a customer, meaning the customer has the ability to direct the use and obtain the benefit of the product.

If the Company is principal in the revenue transactions, the Company recognizes revenue as gross, otherwise the Company recognizes on a net basis.

The Company’s primary source of revenue is product and merchandise sales of components for automotive and home appliance magnets. Revenue from product and merchandise sales is recognized when control of the goods is transferred to the customer, which is typically at the point of delivery, at which time the significant risks and rewards of ownership also pass to the customer. Contracts with customers generally state the terms of the sale, including the quantity and price of each product purchased. Payment terms and conditions may vary by contract. Such contracts do not include a significant financing component. In addition, contracts typically do not contain variable consideration as the contracts include stated prices, as such, no such provision — e.g. rebates or discounts — is provided.

The Company engages in resale transactions where it purchases raw materials from specific parties, processes them, and resells them to the same counterparties. The Company provides a tolling manufacturing service for the counterparties in these arrangements, in which the counterparty retains control of the inventory throughout the process. The Company’s performance obligation under these arrangements is the delivery of tolling services. Accordingly, the net transaction amount is recognized as revenue upon completion of these services. The toll process revenue recognized for the year ended December 31, 2025 was $7,985. The Company also engages in repurchase transactions where it sells raw materials to specific parties and repurchases them after they have been processed. The Company has an obligation to repurchase the inventory in these transactions. The Company maintains control of the inventory throughout the process as the Company retains legal title to the inventory and bears inventory risk throughout the process. The processing period is typically 15 to 60 days, and the pricing is determined based on the counterparties’ processing costs. The Company accounts for these transactions as receiving toll manufacturing services rather than as distinct sales/purchases or product financing. As a result, the net transaction amount is recognized as processing fees (cost of goods manufactured). As of December 31, 2025, and 2024, the Company recognized non-trade accounts receivables of $802,237 and $2,555,265, respectively, and non-trade accounts payables of $914,930 and $3,114,212, respectively, related to repurchase transactions.

Property, Plant, and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment under finance leases are stated at the present value of the lease payments.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company evaluates long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing this assessment, management considers factors such as the Company’s current operating status, future production plans, and expected cash flows. As of December 31, 2025, management performed an impairment assessment and concluded that no impairment charge was necessary.

Defined Severance Benefits

The Company has a defined benefit pension plan covers substantially all employees in accordance with the Retirement Benefit Security Act of Korea. Eligible employees with one or more years of service are entitled to severance payments upon the termination of their employment based on their length of service and pay rate.

The Company recognizes the net funded status of its pension plans in the balance sheets, measured as the difference between the projected benefit obligation and the fair value of plan assets, with corresponding changes recognized in earning or other comprehensive income. Under ASC 715, service cost, interest cost, expected return on plan assets, and the amortization of actuarial gains or losses and prior service cost are recognized in Net Income. Actuarial gains and losses and prior service cost arising from plan amendments are initially recorded in Other Comprehensive Income and subsequently amortized into Net Income in accordance with ASC 715.

The obligations are measured annually, or more frequently if there is a remeasurement event, based on our measurement date utilizing various actuarial assumptions and methodologies. The Company uses certain assumptions including, but not limited to, the discount rates, salary growth rates, and certain employee-related factors, such as turnover, retirement age and mortality. The Company uses the discount rate based on observations of relevant corporate bonds in the market.

Fair Value Measurements

The Company measures the redeemable convertible preferred stock and dissenting shareholder appraisal rights at fair value. The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market.

The Company estimated the fair value of redeemable convertible preferred stock using the Tsiveriotis-Fernandes model with strip and bootstrapping method. The fair value is estimated using unobservable inputs based on stock price volatility of similar listed companies. The Company measured fair value of the redeemable convertible preferred shares upon conversion in May 2025, resulting in a reclassification from liabilities to equity of $950,189. The fair value gain recognized during the year ended 2025 was $114,768.

The share repurchase liability represents a freestanding financial instrument that provides dissenting shareholders with the right to require the Company to repurchase their shares at a predetermined price, contingent on closing of the Share Exchange Agreement. The Company accounts for this instrument at fair value, with changes in fair value recognized in earnings. The fair value of the share repurchase liability is determined using a valuation model based on the difference between:

1)      the present value of the expected cash settlement amount (including statutory interest), and

2)      the present value of the underlying share value to be received in a share exchange transaction

Due to the use of significant unobservable inputs, the share repurchase liabilities are classified as a Level 3 fair value measurement.

Recent Accounting Pronouncements

See Note 1.(24) to the audited annual financial statements for the years ended December 31, 2025 and 2024 included elsewhere in this prospectus for recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

INFORMATION ABOUT HANDA LAB

Unless otherwise noted or the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our”, “Handa Lab” refer to the business of Handa Lab and its subsidiary prior to the consummation of the Business Combination.

All Korean Won (KRW) figures in this section have been converted to United States Dollars (USD) at an average daily exchange rate of USD/KRW 1,422.0 for the year ended December 31, 2025 and USD/KRW 1,363.98 for the year ended December 31, 2024.

Share Exchange Agreement

On February 10, 2025, EM entered into a definitive share exchange agreement to acquire Handa Lab, which was amended on March 31, 2025. The acquisition of Handa Lab closed concurrently with the consummation of the Business Combination on January 5, 2026, at which time all outstanding shares of Handa Lab were exchanged for equity consideration issued by EM LLC.

Our Business

Handa Lab is at the forefront of transforming the EV charging landscape by leveraging advanced technologies such as artificial intelligence (AI), robotics, and vision systems. It designs and manufactures AI-driven robotic systems that automate the EV charging process, making it more convenient and efficient for users. These robotic solutions can automatically connect and disconnect EVs from charging stations, reducing wear and tear on equipment and improving overall station reliability. Additionally, the company develops sophisticated vision systems that monitor charging stations in real-time, ensuring safety by detecting potential issues and enhancing the user experience with features like license plate recognition and occupancy detection.

The Company also focuses on smart energy management and grid integration. It creates AI-powered systems that optimize the distribution of electricity across multiple charging stations, reducing energy costs. The company also develops predictive maintenance tools that analyze data from charging stations to anticipate and prevent equipment failures, minimizing downtime. By integrating energy storage solutions and demand response capabilities, the company helps to make EV charging more sustainable and efficient, contributing to the broader adoption of electric vehicles and supporting the transition to a cleaner, more reliable energy future.

Beyond EV charging applications, Handa Lab has also developed an intelligent monitoring system used to monitor factories, offices, farms, and more in real time by using IP cameras and CCTV cameras, combined with deep learning-based intelligent solutions to prevent product defects, theft, and other incidents.

Handa Lab — Overview

Handa Lab was established in 2021 under the laws of the Republic of Korea. Handa Lab specialize in integrating advanced artificial intelligence, robotics, and vision systems to revolutionize EV charging infrastructure and industrial manufacturing facilities. By developing AI-driven robotic solutions that automate the charging process, and advanced vision systems that enhance safety and efficiency, the company provides innovative tools that optimize EV charging stations. Additionally, it focuses on smart grid integration and energy management, ensuring sustainable and scalable charging solutions. The Company’s expertise lies in creating cutting-edge technology for charging network operators and automotive manufacturers. These applications have also been utilized in the monitoring and maintenance of factories using an autonomous workforce to reduce defects, down time, and more.

Handa Lab is a foreign private issuer, as defined under Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act.

Our Company

Handa Lab was founded in 2021. Since then, the Company has made significant developments in autonomous EV charging, intelligent monitoring systems, and automated robotics that support the EV shift and improve safety, efficiency, and quality.

The Company is headquartered at 201, Daejeon Startup Park, 7-12, Daehak-ro 179 beon-gil, Yuseong-gu, Daejeon Metropolitan City with the Company’s factory located at 1011, Jikji Smart Tower, 76, Jikji-daero 436 beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do.

Highlights

•        Innovative AI-Driven Robotics:    The Company specializes in developing robotic systems that automate the EV charging process, offering unparalleled convenience and efficiency for users.

•        Advanced Vision Systems:    With cutting-edge AI vision technology, the company enhances the safety and functionality of EV charging stations through real-time monitoring, license plate recognition, and occupancy detection.

•        User-Centric Design:    Prioritizing ease of use and a seamless charging experience, the Company’s technology enhances customer satisfaction and promotes broader EV adoption.

•        Strategic Partnerships:    The Company forms key alliances with automotive manufacturers, energy providers, and technology firms, driving innovation and expanding its market presence.

•        Scalability and Flexibility:    The Company’s products are scalable and have applied uses across various industries such as manufacturing, farming, office space management and more, making them versatile and adaptable to different market needs.

These highlights underscore the Company’s role as a leader in the intersection of AI, robotics, and EV infrastructure, pushing the boundaries of what is possible in the rapidly growing electric vehicle industry.

Handa Lab Strategy

•        Market Expansion:    Expanding into new regions with high EV adoption rates.

•        Product Development:    Continuously innovating and expanding the product portfolio to include the latest advancements in AI and robotics.

•        Strategic Alliances:    Forming strategic partnerships with key players in the automotive, energy, and manufacturing sectors to drive adoption and growth.

•        Customer Education:    Investing in marketing and educational initiatives to promote the benefits of AI and robotics in EV charging.

Market Overview

Global Industrial Robotics Market

According to Fortune Business Insights: Industrial Robots Market Size, Share & Industry Analysis, By Robot Type, global industrial robotics used in the battery market is projected to reach $41.02B by 2030, increasing from $18.19B in 2023, with the CAGR of 12.3% during the period of 2023 to 2030. This growth is largely driven by growing battery demand globally and the increasing needs for more efficient material handling, welding, assembly, and detection in battery plants. Continued construction of gigafactories around the world to meet growing demand from electric vehicle auto manufacturers also plays a large role in the increase in demand for factory automation.

Electric Vehicle Charging Market

We believe the EV Charging market is experiencing rapid growth, driven by the global shift towards sustainable transportation and the increasing adoption of EVs. According to Fortune Business Insights: Electric Vehicle Charging Station Market Size, Share & Industry Analysis, the global electric vehicle charging station market size was valued at USD 16.43 billion in 2023. The market is projected to grow from USD 22.45 billion in 2024 to USD 257.03 billion by 2032, exhibiting a CAGR of 35.6% during the forecast period.

This growth is supported by various charging infrastructures, including Level 1 (slow, residential use), Level 2 (faster, common in homes and public spaces), and DC Fast Charging (enabling quick recharges for long-distance travel). Regionally, North America and Europe are seeing significant investments and government initiatives, while China dominates the Asia-Pacific market. Despite its rapid expansion, the market faces challenges such as the need for more extensive infrastructure, standardization issues, and potential strain on electrical grids.

AI in Industrial Automation Market Overview

According to Global Market Insights: AI in Industrial Machinery Market, Global AI in the Industrial Automation market is projected to reach $20.9B in 2032, increasing from $2.4B in 2023, with a CAGR of 27.2% during the period of 2023 to 2032. The Growth is driven by proliferation of predictive solutions and adoption collaborative robots which work alongside human operators to enhance productivity and flexibility in industrial environments. Developments in the industry have provided significant value to manufacturers through the reduction of product defaults, mitigated down time, and increased quality control through automated monitoring systems.

Products

Main products & services

Product	Product Detail
Automated EV Charging Robot System

Autonomous robots for automated EV charging by combining core technologies and systems such as connected autonomous driving, precision control of robot arms, and highly stable and portable secondary batteries

Intelligent Monitoring Systems

Monitor factories, offices, farms, and more in real time by using IP cameras and CCTV cameras, combined with deep learning-based intelligent solutions to prevent product defects, theft, and other incidents

Machine Vision and Laser Testing System	Enhance system efficiency through an optical design optimized for product quality testing and alignment, etc. using industrial cameras and laser displacement sensors
Collaborative Robot Control System	System that allows robots and humans to co-exist and work together, applicable to various industrial sectors

•        Automated EV Charging Robot System:    An Automated EV Charging Robot System is an advanced technology designed to autonomously charge EVs without human intervention. This system integrates robotics, artificial intelligence, and smart infrastructure to create a seamless, efficient, and user-friendly charging experience.

•        Intelligent Monitoring System:    An Intelligent Monitoring System is an advanced technology that uses AI, machine learning, and various sensors to observe, analyze, and respond to conditions or activities within a given environment. These systems are designed to operate autonomously, providing real-time insights, alerts, and actions based on the data they collect. Various sectors such as security, healthcare, industrial automation, environmental monitoring, and smart cities utilize these systems to manage their workflows.

•        Machine Vision and Laser Testing System:    A Machine Vision and Laser Testing System is a sophisticated technology that combines machine vision, which involves the use of cameras and image processing algorithms, with laser testing, which uses lasers for precise measurement and inspection. This system is widely used in manufacturing, quality control, and various other industries to inspect, measure, and ensure the quality of products with high precision and automation. The system is also used for product data gathering.

•        Collaborative Robot Control System:    A Collaborative Robot Control System is a sophisticated platform designed to enable robots to work either autonomously or alongside humans in a shared workspace. These systems can increase quality control and reduce product defaults by leveraging AI, robotics, and machine vision to detect, identify and adapt to a wide variety of processes.

Research & Development

Because the industries in which Handa Lab competes are characterized by rapid technological advances, Handa Lab’s ability to compete successfully depends heavily upon its ability to ensure a continual and timely flow of competitive products, services and technologies to the marketplace. Handa Lab continues to develop new technologies to enhance existing products and services and plans to expand the range of its offerings through R&D. From time to time Handa Lab works jointly with government entities on R&D projects. The Company is currently conducting two government placed R&D programs. Handa Lab anticipates that it will continue to make significant expenditures for R&D as it seeks to provide new innovative products and services.

Handa Lab plans to bring several new advancements to its products to the market such as follows:

•        Autonomous Charging:    Handa Lab continuous to invest in research and development to improve the capabilities of autonomous charging robots.

•        3D Positioning:    Handa Lab is focused on advancing computer vision and 3D positioning technologies. By leveraging deep learning techniques, it enhances the accuracy and efficiency of 3D positioning, enabling precise 3D modeling from various perspectives. Handa Lab aims to solve complex tasks by integrating sophisticated neural networks with traditional vision methods to achieve object recognition and depth information estimation.

•        Autonomous Packaging:    Handa Lab in actively working with manufacturing partners to advance the vision software engineering capabilities for autonomous robots that focus on tasks like packaging and palletizing in facilities where there is a larger distance between different operating areas. Handa Lab’s developments enable the robots to have precision and speed.

•        Internal Transportation Augmentation:    Handa Lab is actively working with manufacturing partners to advance the vision software engineering capabilities for autonomous robots utilized in manufacturing and warehousing facilities. These robots are used to move and automatically deliver pallets within set parameters. Handa Lab is developing software to improve the accuracy and precision of these operations.

•        Lasers:    Handa Lab is developing software for lasers to automatically compare measurement values to dimension tolerances, enabling real-time detection of defective parts or processes.

Suppliers

The Company enters into purchase agreements with third-party suppliers to procure raw materials for the products it manufactures as it receives customer orders for both hardware products and software services. Production capacity is largely dependent upon individual orders received and composition of products demanded. These materials are subject to pricing volatility, supply availability and other restrictions and guidelines. In the event of a supply disruption or any other restriction, the Company believes that alternative suppliers could be utilized.

Marketing

Handa Lab’s marketing strategy largely relies on word of mouth from existing customers and product users. Outside of word of mouth marketing, the Company has identified key industries like manufacturing, healthcare, and logistics, where the Company’s services can solve specific pain points such as improving efficiency and reducing product defaults. A mix of direct sales, partnerships, and online platforms are used to reach enterprise clients, while marketing efforts focus on thought leadership through industry events, partnerships, and digital channels. Continuous feedback loops for product improvement help the company stay competitive and responsive to customer needs.

Customers

The Company manufactures and sells tailored software services and robots related to EVs, intelligent monitoring systems, and other bespoke requests. The Company generally conducts its business transaction in the following order: (i) a customer delivers an RFQ to ask a fee quote, (ii) the Company provides the corresponding RFQ to such customer, (iii) the Company and the customer enter into a PO, and (iv) the Company manufactures the software or products in accordance with the POs. Delivery time from order date to delivery of the requested product varies based on complexity.

The Company’s top three clients based on transaction value account for 74.91% of 2024 revenue. The Company has strong relationships with its customer base providing ongoing maintenance support for its autonomous machines.

Client Acquisition Process

During its client acquisition process, the Company typically obtains a substantial agreement in the form of RFQ with the prospective customer. Each RFQ typically takes one to six months to draft, negotiate and execute and is usually 10 pages or longer with detailed steps from scoping to testing to contract. The steps are typically broken down into:

1.      Scoping Customer Solution (one to three months):    this step includes identifying the scope of solution required by and to be provided to prospective customers.

2.      Proof of Concept and Benchmarking (three to six months):    this step includes testing and benchmarking of Handa Lab’s solution for prospective customers.

3.      Initial Deployment:    once proof of concept is completed and the prospective customer is satisfied, then Handa Lab and the prospective client will carry out the initial deployment.

The Company is currently in different stages of this process with numerous tier 1 robotics manufacturers in Korea.

Competition

The competitive market for AI and advanced robotics industry is highly dynamic and rapidly evolving, characterized by intense competition among both established technology giants and innovative startups. Major corporations like Google, Microsoft, Amazon, and IBM are investing heavily in AI research and cloud-based AI services, leveraging their extensive resources and data access. In the robotics sector, companies such as Boston Dynamics, ABB, and FANUC lead in developing advanced robotics solutions for manufacturing, logistics, and healthcare. The market is also saturated with startups focusing on niche applications like autonomous vehicles, drone technology, and specialized AI-driven robots. Barriers to entry include capital requirements, access to specialized talent, and navigating complex regulatory environments related to AI ethics and data privacy. The industry’s competitiveness is fueled by rapid technological advancements, frequent mergers and acquisitions, and a growing demand for AI and robotics solutions across various sectors, making it a fast-paced and challenging marketplace. Long term competitiveness relies significantly upon a Company’s ability to adapt to evolving market needs and technologies.

Intellectual Property

Handa Lab’s success and ability to compete depend substantially upon its core technology and intellectual property rights. The Company generally relies on patent, trademark and copyright laws, trade secret protection and confidentiality agreements to protect its intellectual property rights.

Handa Lab files patent applications in The Republic of Korea and, when appropriate, certain other countries for inventions that it considers significant. The Company holds six patents in the Republic of Korea. The Company also continues to acquire patents through acquisitions or direct prosecution efforts and engage in licensing transactions to secure the right to use third parties’ patents. Handa Lab’s patent rights and the products made and sold under its patents, taken as a whole, are a significant element of its business.

In addition to patents, Handa Lab also possesses other intellectual property, including trademarks, know-how, trade secrets, design rights, copyrights and internet domain rights. The Company controls access to and use of its software, technology and other proprietary information through internal and external controls, including contractual protections with employees, contractors, customers and partners. Its software is protected by the Republic of Korea and international copyright, patent and trade secret laws. Despite the Company’s efforts to protect its software, technology and other proprietary information, unauthorized parties may still copy or otherwise obtain and use its software, technology and other proprietary information. In addition, the Company has expanded, and expects to continue to expand, its international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Companies in the industry in which Handa Lab operates frequently are sued or receive informal claims of patent infringement or infringement of other intellectual property rights. Handa Lab may receive such claims from companies, including from competitors and customers, some of which have substantially more resources and have been developing relevant technology similar to Handa Lab’s. As, and if, it becomes more successful, Handa Lab believes that competitors will be more likely to try to develop products that are similar to its products and that may infringe on Handa Lab’s proprietary rights. It may also be more likely that competitors or other third parties will claim that Handa Lab’s products infringe their proprietary rights. Successful claims of infringement by a third-party, if any, could result in significant penalties or injunctions that could prevent the Company from selling some of its products in certain markets, result in settlements or judgments that require payment of significant royalties or damages or require the Company to expend time and money to develop non-infringing products. While the Company cannot assure that it does not currently infringe, or that it will not in the future infringe, upon any third-party patents or other proprietary rights, it can assure that it will not do so and has never done so intentionally.

Subsidiaries

The Company owns 60% of the total issued and outstanding shares of its subsidiary Handa Corporation. For the year ended December 31, 2024, there have been transactions where Handa Lab Co., Ltd purchased products and services from Handa Corporation, which are adjusted through consolidation adjustments. Additionally, there is an agreement between the Company and Handa Corporation whereby the Company provided Handa Corporation with the right to use the patent owned by the Company for the purpose of technology development collaboration. For more details on the relationships, please refer to the Information About Handa Lab — Certain Relationships & Related Party Transactions.

Human Capital Resources

The people of Handa Lab are the Company’s most valuable asset in fulfilling the Company’s mission. At the core of the Company’s success is the relentless pursuit to maintain and nurture the innovative culture that instills an environment where its employees feel motivated and empowered to deliver results through an unwavering commitment to doing what is right in a safe environment.

Employees

As of December 31, 2025, the Company has 12 total employees, of which, none are subject to any collective bargaining agreements. The Company has three registered directors and one non-registered director, all of which are fully dedicated to the Company.

Handa Lab offers employees fringe benefits such as a defined contribution retirement plan, employment insurance, industrial accident compensation insurance, national pension, and health insurance. In addition, the Company offers personal leave of absence, family and sick leave, paid holidays and paid vacation.

Handa Lab also strives to maintain an inclusive environment free from discrimination of any kind, including sexual or other discriminatory harassment. It provides training for its employees covering harassment, discrimination and unconscious bias. Its employees have multiple avenues available through which inappropriate behavior can be reported, and its policies require all reports of inappropriate behavior to be promptly investigated with appropriate action taken.

Properties

Handa Lab’s principal executive offices are located at #D3-201, 7-12 D-Bridge, 179, Daehak-ro, Yuseong-gu, Daejeon.

Real Property

The Company owns parts of the Knowledge Industry Complex buildings within the Cheongju Industrial Complex. Management believes that the existing manufacturing facilities are adequate for our operations and that the facilities are maintained in good condition. The address for Handa Lab’s facility is #1011, 76 (and two other lots), Jikji-daero 436-beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do.

Leases

Handa Lab is a lessee under an operating lease for a singular real property, which is the location of our principal executive offices, located at #D3-201, 7-12 D-Bridge, 179, Daehak-ro, Yuseong-gu, Daejeon. We do not anticipate difficulty in renewing our lease as it expires or in finding alternative facilities.

Commitments & Contingencies

From time to time, Handa Lab may be subject to legal and governmental proceedings and claims in the ordinary course of business. Handa Lab accrues for such liabilities when it is probable that future costs will be incurred, and such costs can be reasonably estimated. Handa Lab is not currently a party to any material legal or governmental proceedings, and, to its knowledge, none are threatened.

Government Regulations

As Handa Lab’s customers operate around the world and, to a limited degree, Handa Lab relies upon non-U.S. manufacturers to make its products, its business and ability to successfully compete for business in its industry may become dependent upon global supply, and manufacturing and customer relationships that are affected by the trade and tariff policies of each country in which it operates. Increased tariffs on parts and components imposed by the countries in which Handa Lab’s components may be sourced can increase its production costs, and increased tariffs imposed by the countries in which its products are sold can increase the cost of its products to its customers.

Directors & Executive Officers

The following table sets forth the names and ages of the members of Handa Lab’s board of directors and its executive officers and the positions held by each.

Name	Age	Position(s)
Executive Officers
Kim Sang-Min	43	Chief Executive Officer
Kim Soo-ho	46	Chief Technology Officer
Kang Jeon-jin	52	Chief Financial Officer

Board of Directors
Kim Sang-Min	43	Director
Kang Jeon-jin	52	Auditor
Kim Soo-ho	46	Director
Ahn Yong-hoon	50	External Director

The following is information about the experience and attributes of the members of Handa Lab’s board of directors and executive officers as of the date of this prospectus.

Executive Officers & Directors

Kim Sang-Min is the current CEO of Handa Lab, and he has held the position since 2021. Before taking on his current role, he worked at SK Innovation from 2018 – 2021 and LG Chem from 2011 – 2018, working on the Battery Process Development team for the respective companies. His career began at SEMES, where he worked from 2008 to 2011 in the Semiconductor Advanced Development Team, contributing to advancements in semiconductor technology. His educational background includes a Bachelor of Science in Electrical Engineering from Korea University of Technology and Education.

Kim Soo-ho is the current Chief Technology Officer for Handa Labs. Kim Soo-ho has a Master’s degree in Electronic Materials Engineering from Korea Aerospace University. Kim started at LG Display (2006 – 2009), working on laser repair and machine vision in the Equipment Development team. Kim then moved to Namatec (2009 – 2010) to develop SnO2 powder production processes. At LG Chem (2010 – 2019), Kim specialized in battery pack equipment and process engineering, continuing this focus at LG Energy Solution (2019 – 2022) within the Battery Pack Process Technology team.

Kang Jeon-jin is the current Chief Financial Officer at Handa Labs. Kang Jeon-jin has a Master’s degree in International Business Management from Chungbuk National University. He began his career at LG Semiconductor (1995 – 1999) in the Research Development team and moved to Hynix (1999 – 2004), working in the Diffusion Process and Equipment team. From 2004 to 2017, he was with Magnachip Semiconductor, focusing on semiconductor equipment and the localization of parts. Following that, he served as Managing Director at NKC in the carbon manufacturing industry (2017 – 2018) and then as Director of Business Management at Clever Co., Ltd. (2018 – 2021).

Ahn Yong-hoon is an external director for Handa Labs. He has a Master of Science in Biomedical Sciences from Chungbuk National University and has held various leadership and consulting roles in the electronics and business sectors. He began his career as a Senior Researcher at LG Electronics (2000 – 2003) and Samsung Electro-Mechanics (2003 – 2007). From 2010 to 2016, he worked as a Consultant at the Cheongju Chamber of Commerce and Industry, followed by a role as Director at WELIPS (2016 – 2019). Most recently, he served as CEO of Belution (2020 – 2024).

Family Relationships

There are no family relationships among any of Handa Labs executive officers, directors, or board members; however, Kim Sang-Min, the current CEO of Handa Lab, has two children who each own 2,000 shares, or approximately 0.5%, of Handa Lab.

Certain Relationships & Related Party Transactions

The Company does not have a formal written policy for the review and approval of transactions with related parties. Its unwritten policy with regard to transactions with related persons is that all material transactions are to be reviewed by the entire board of directors of the Company for any possible conflicts of interest. The board of directors of the Company is responsible for review, approval, or ratification of “related-person transactions” involving the Company and related persons.

The Company owns 60% of the total issued and outstanding shares of its subsidiary Handa Corporation. For the year ended December 31, 2024 and the three months ended March 31, 2025 and 2024, there have been transactions where Handa Lab Co., Ltd purchased products and services from Handa Corporation, which are adjusted through consolidation adjustments. Additionally, there is an agreement between the Company and Handa Corporation whereby the Company provided Handa Corporation with the right to use the patent owned by the Company for the purpose of technology development collaboration. For more details on the relationships, please refer to the Information About Handa Lab — Certain Relationships & Related Party Transactions.

On August 17, 2023, Handa Lab completed a transaction with NS World for a Multi-Station Injection Molding Machine Automation Unit 2 valued at KRW 110,600,000 (USD 82,940).

On October 31, 2024, Handa Lab completed a transaction with NS World worth KRW 4,800,000 (USD $3,432) for the restoration and improvement of injection molding equipment functionality.

There has been no issue relating to its compliance with the Monopoly Regulation and the Fair Trade Act or other applicable laws in connection with the transactions with its related parties.

Environmental & Regulatory Matters

Meeting the growing demand for artificial intelligence advances while simultaneously mitigating environmental impacts from our operations and products, and governing and managing our business in a responsible manner, are at the heart of our approach to sustainability and responsible business matters.

Mitigating environmental impacts encompasses actions taken to minimize resource consumption and GHG emissions, manage materials and waste in our own operations, and provide customers with innovative products and solutions that help them minimize their own energy and water use, carbon footprint, and waste. We are working to shrink the carbon footprint of our operations, and we seek to minimize, and, where possible, eliminate waste through source reduction and recycling. Throughout our global facilities we implement processes, procedures, and policies to track and mitigate environmental impacts.

Governing and managing our business in a responsible manner includes, but is not limited to, encouraging inclusion, respecting human rights, developing our employees, implementing data privacy and cybersecurity measures, establishing policies, procedures, and codes of conduct that spell out expectations for our own behavior and that of our suppliers, and working to protect the interests of our company, stockholders, and other stakeholders.

We are subject to a broad range of foreign and domestic environmental, health and safety laws, regulations and requirements, including those relating to the discharge of regulated materials into the environment, the generation and handling of hazardous substances and wastes, human health and safety and the content, composition and take back of our products. We maintain a robust environmental, health and safety compliance program, including policies and standards, dedicated staff, and periodic auditing and training. We also have a program for complying with the European Union Restriction on the Use of Certain Hazardous Substances and Waste Electrical and Electronic Equipment Directives, the China Restriction of Hazardous Substances law, the European Union Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) regulation, and similar requirements. At sites which we own, lease or operate, or have previously owned, leased or operated, or where we have disposed or arranged for the disposal of hazardous materials, we could incur liability for any potential contamination, and could in the future be liable for additional contamination. Compliance with laws regulating contamination and the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material effect on our capital expenditures, earnings or competitive position.

Permits

In connection with the Company’s business in manufacturing, producing and sales of semiconductor/automobile components and software relating to automobiles, no specific permits or authorizations are required to be obtained for the operation of such business. The Company has neither violated nor is anticipated to have violated any laws or regulations with respect to its business and has not undergone investigations or sanctions by administrative authorities due to such violations.

Government Subsidies

Overview

The Company has been carrying out the two government-placed R&D projects (the “Government-Placed Projects”). The relevant R&D agreements were executed based on their standard form, the terms of which are in accordance with the National Research and Development Innovation Act (the “National R&D Act”).

IP Ownership for the Government-Placed Projects

Under the National R&D Act, in principle, an R&D project operator is entitled to be assigned by a project client and own any right to R&D output and invention resulting from the relevant government-placed R&D project. However, depending on types of such R&D output and invention as well as types of participation and commitment of each project operator and project client in a project, relevant R&D output and invention may be solely owned by the project client or jointly owned among the project client and multiple project operators.

In consideration of the above, we view that the Company is likely to own the right to the R&D output and invention of the Government-Placed Projects, but specific ownership and how such R&D output and invention have been used between the Company and the relevant government entity have not been confirmed.

Royalty and Fee

Under the National R&D Act, in case the Company collects royalties for, or directly uses, any R&D output or invention resulting from the Government-Placed Projects, it must pay certain fees to the head of the relevant central administrative agency, even though the ownership of such output or invention belongs to the Company. The specific amount of any royalty or fee paid by the Company is not confirmed.

Risk on Retrieval of Government Subsidies

Under the National R&D Act, in case an R&D project operator’s performance in the R&D project and its outcome are extraordinarily poor, it may be required to refund the government subsidies provided for such project.

The Company confirmed that the Company has never been subject to a retrieval of the government R&D subsidies or any sanction by the government, such as restriction on project participation, and there is no circumstance of particular concern in relation thereto.

Websites

The Company maintains one active website, www.handalab.com, which serves as its corporate website and contains information about the Company and its business. The information included on Handa Lab’s website is not incorporated by reference into this prospectus or in any other report or document filed with the SEC, and any reference to such website is intended to be an inactive textual reference only.

Corporate Information

Handa Lab’s registered office is located at #D3-201, 7-12 D-Bridge, 179, Daehak-ro, Yuseong-gu, Daejeon, which also serves as our corporate mailing address.

Handa Lab’s telephone number is +82-43-268-9901.

HANDA LAB’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this section to “we”, “us”, “our” and “the Company” refer to the business and operations of Handa Lab Co., Ltd. and its consolidated subsidiaries prior to the Business Combination. Unless otherwise indicated, all dollar amounts (“$”) are expressed in thousands.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below in this section and those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Handa Lab was established in 2021 and specializes in the manufacture and sale of intelligent monitoring systems, machine vision and laser testing systems, and data gathering systems. The Company offers a diverse range of equipment and software, tailored to meet specific customer requirements in terms of specifications, functions, standards, and delivery timelines. Handa Corporation Co., Ltd., in which the Company holds a 60% stake, was established in 2023 and specializes in the manufacture and sale of intelligent robotic systems.

The Company specializes in providing customized solutions across various industries, leveraging AI and vision technologies. The Company offers intelligent monitoring systems, machine vision systems, autonomous driving systems, and collaborative robot systems, all tailored to meet specific industry needs, showcasing the Company’s versatility and technological expertise. The primary focus is on two types of products and two research and development projects: the Intelligent Monitoring System, Machine Vision and Laser Inspection Systems, Collaborative Robot Control System, and Electric Vehicle Autonomous Charging Robot System.

The Intelligent Monitoring System utilizes IP and CCTV cameras for real-time monitoring of factories, offices, and farms. By integrating deep learning-based intelligent solutions, it helps prevent product defects, accidents, and theft while providing comprehensive video data. Key features include real-time monitoring of production and assembly lines, rapid and accurate inspections using proprietary deep learning models, quantitative recording of inspection results, and the ability to mark and review specific events in recorded footage.

The Machine Vision and Laser Inspection Systems employ industrial cameras and laser displacement sensors to enhance product quality inspections and alignment processes. The Company offers machine vision solutions compatible with Cognex and Keyence systems, laser-based inspection solutions using Keyence and Gocator sensors, as well as data collection and analysis solutions. These systems improve efficiency through optimized optical design and can be integrated with various software platforms, including Python, C#, LabVIEW, and VB.NET.

The Collaborative Robot Control System provides control systems for industrial and collaborative robots, focusing on automated piece picking, palletization, and autonomous mobile robots for logistics. The Company is also developing robotic vision and intelligence solutions using platforms such as Ubuntu, ROS, Python, and C/C++, reflecting the Company’s commitment to advancing automation technologies in industrial applications.

The Electric Vehicle Autonomous Charging Robot System integrates cooperative autonomous navigation, precise robot control for automatic charging, and high-safety mobile secondary batteries. A key innovation is the development of an autonomous charging robot system for electric vehicles, which includes charging connector docking technology, a charging application, and a control system to manage the autonomous EV charging robot, movable battery system, and user applications.

To date, the Company holds six patents related to its technological innovations, covering areas such as autonomous towing devices for EV charging, autonomous navigation systems, pickup systems for EV charging robots, real-time road map generation, cooperative autonomous driving systems, and improved positioning accuracy using environmental sensors and precise maps. This patent portfolio highlights the Company’s commitment to innovation and strengthens its position in the autonomous systems and electric vehicle charging markets.

Segments

Although the Company offers multiple products, the Chief Executive Officer of the Company, who has been determined to be the CODM, manages the Company as a whole and makes decisions at the consolidated level. There are no segment managers who are held accountable for operating and financial results or the product and service mix offered by the Company.

Components of Results of Operations

Revenue

The Company manufactures smart monitoring visual systems and laser inspection systems. The specifications, functions, and delivery dates vary depending on the demand of customers. The Company recognizes revenue at a point in time or over time when it satisfies performance obligations under the terms of its contracts, and control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products.

Cost of sales

Cost of sales represent all direct and indirect costs associated with the manufacturing of our products. Cost of goods sold consists primarily of direct costs associated with inventory. Cost of sales also includes inventory allocated personnel-related expenses and allocated facilities and overhead costs.

Other operating income

All other operating income consists of government support income. The Company receives grants from local government agencies and public institutions in relation to asset acquisition and research activity that are necessary for the Company’s operating activities. Government grants are either deducted from the carrying amount of the related assets or recognized as income when there is reasonable assurance that the Company will comply with the relevant conditions and that the grant will be received.

Selling, general, and administrative expenses

Selling, general and administrative expenses consist of corporate service functions such as finance expense, legal, human resources and information technology, as well as rent, utilities, depreciation, amortization and insurance costs.

Other non-operating income and expense

Other non-operating income primarily includes miscellaneous income, and other expenses primarily includes miscellaneous losses of a small amount.

Finance income

Finance income primarily includes realized gain on deposit or loan.

Finance expense

Finance expense primarily consists of interest incurred on our finance leases, financing obligations and outstanding loans, as well as losses on derivatives.

Gain (loss) on foreign currency

Gain (loss) on foreign currency primarily consists of the translation of monetary assets and liabilities denominated in foreign currencies.

Results of Operations for the Years Ended December 31, 2025 and 2024 (in thousands, except as otherwise noted)

The following table provides our consolidated operating results for the periods indicated and percentage of revenue for each line item.

	Year Ended December 31				Change
	2025		2024
	($)	(%)	($)	(%)	($)	(%)
Revenues	458	100.0	488	100.0	(30)	(6.1)
Cost of sales	(512)	(111.8)	(344)	(70.5)	(168)	48.8
Other operating income	247	53.9	439	90.0	(192)	(43.7)
Selling, general and administrative expenses	(603)	(131.7)	(737)	(151.0)	134	(18.2)
Operating loss	(410)	(89.6)	(154)	(31.5)	(256)	166.2
Other non-operating income and losses, net	(80)	(17.5)	3	0.6	(83)	(2766.7)
Income taxes (benefit)*	—	—	—	—	—	—
Net loss from operations	(490)	(107.1)	(151)	(30.9)	(339)	224.5

____________

*        not meaningful

Overall Operating results

The Company generated total revenues of $458, representing a decrease compared to $488 in 2024. The Company continued to incur an operating loss of $410 for the twelve months ended December 31, 2025. The operating margin deteriorated from (31.5)% in 2024 to (89.6)% in 2025, primarily attributable to an increase in cost of sales and a significant decline in other operating income, partially offset by a reduction in selling, general and administrative expenses.

Revenues

Revenues were $458 for the twelve months ended December 31, 2025, compared to $488 for the twelve months ended December 31, 2024, a decrease of $30, or 6.1%. This decrease was primarily attributable to a lower number of projects completed and delivered during 2025 compared to 2024.

Cost of sales

Cost of sales were $512 for the twelve months ended December 31, 2025, compared to $344 for the twelve months ended December 31, 2024, an increase of $168, or 48.8%. This increase was primarily attributable to higher production costs and a less favorable project mix compared to the prior year.

Other operating income

Other operating income was $247 for the twelve months ended December 31, 2025, compared to $439 for the twelve months ended December 31, 2024, a decrease of $192, or (43.7)%. This decrease was primarily attributable to a reduction in government subsidies compared to the prior year.

Selling, general and administrative expenses

Selling, general and administrative expenses were $603 for the twelve months ended December 31, 2025, compared to $737 for the twelve months ended December 31, 2024, a decrease of $134, or 18.2%. The decrease in SG&A expenses was primarily attributable to a reduction in research and development expenses compared to the prior year.

Other non-operating income

Other non-operating income and losses, net was a loss of $80 for the twelve months ended December 31, 2025, compared to income of $3 for the twelve months ended December 31, 2024, representing a decrease of $83. This change was primarily driven by changes in other non-operating items.

Interest income was $6 for the twelve months ended December 31, 2025, compared to $9 for the twelve months ended December 31, 2024, representing a decrease of $3.

Interest expense was $6 for the twelve months ended December 31, 2025, compared to $6 for the twelve months ended December 31, 2024, with no material change. Interest expenses are incurred from long-term borrowings and finance lease liabilities.

Other non-operating expenses also included a loss on derivatives of $81 for the year ended December 31, 2025.

Liquidity and Capital Resources (in thousands, except as otherwise noted)

Sources of Liquidity

In assessing liquidity, we monitor and analyze cash on-hand and operating expenditure commitments. Our business is capital intensive and requires expenditures for, among other things, the purchase and maintenance of equipment used in our operations. Our short-term and long-term liquidity needs arise primarily from working capital requirements, capital expenditures, including expansion projects and principal and interest payments related to our outstanding indebtedness. The Company plans to continue to fund its operations through its existing cash and cash equivalents, as well as through future equity offerings, debt financing, other third-party funding, and operational cash flow. Our liquidity as of December 31, 2025 and 2024 is as follows (in thousands):

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$461	$554
Working capital	$(102)	$295
Accumulated deficit	$(1,034)	$(547)

Our future liquidity requirements will depend on many factors, including funding needed to support other business opportunities and expenditures, and funding for working capital and general corporate purposes. We expect to satisfy our liquidity requirements through cash on hand, cash generated from operations and additional financing. During the twelve months ended December 31, 2024, we raised $338 of additional capital financing through a paid-in capital increase.

Cash Flows

Cash flows associated with operating, investing, and financing activities for the twelve months ended December 31, 2025 and December 31, 2024 are summarized as follows:

	Year Ended December 31,		Change
	2025	2024	($)	(%)
Net cash (used in) operating activities	$(312)	$(88)	(224)	254.5
Net cash provided by (used in) investing activities	209	(136)	345	253.7
Net cash (used in) provided by financing activities	(5)	555	(560)	100.9
Decrease (increase) in cash and cash equivalents	$(108)	$331	(439)	132.6

Net Cash Used in Operating Activities

Cash flows used in operating activities were $312 for the year ended December 31, 2025, compared to $88 for the year ended December 31, 2024, representing an increase in cash outflows of $224, or 254.5%.

The increase in cash outflows was primarily attributable to a higher net loss, which increased from $151 in 2024 to $489 in 2025. This was partially offset by an increase in non-cash adjustments, which rose from $34 in 2024 to $125 in 2025. In addition, changes in operating assets and liabilities increased from $28 in 2024 to $52 in 2025, further contributing to the increase in cash outflows.

Net Cash Provided by (Used in) Investing Activities

Cash flows provided by investing activities were $209 for the year ended December 31, 2025, compared to cash flows used in investing activities of $136 for the year ended December 31, 2024, representing an improvement of $345.

This change was primarily attributable to net cash inflows from short-term financial instruments, including proceeds of $211 from dispositions, as well as increased cash inflows from the collection of loans of $70. These inflows were partially offset by cash outflows related to acquisitions of property, plant and equipment of $28, acquisitions of intangible assets of $22, increases in leasehold deposits of $16, and increases in loans of $18. Additionally, repayments of government grants contributed $11 to investing cash inflows.

Net Cash (Used in) provided by Financing Activities

Cash flows used in financing activities were $5 for the year ended December 31, 2025, compared to cash flows provided by financing activities of $555 for the year ended December 31, 2024.

The decrease was primarily attributable to the absence of financing inflows such as proceeds from long-term borrowings and capital increases that were recognized in the prior year. In 2025, financing activities mainly consisted of cash outflows of $5 related to the repayment of finance lease liabilities.

Cash flows associated with operating, investing, and financing activities for the twelve months ended December 31, 2024 and December 31, 2023 are summarized as follows:

	Year Ended December 31,		Change
	2024	2023	($)	(%)
Net cash used in operating activities	$(88)	$(191)	103	53.9
Net cash used in investing activities	(136)	(200)	64	32.0
Net cash provided by financing activities	555	15	540	3600.0
Net increase(decrease) in cash and cash equivalents	$331	$(376)	707	188.0

Net Cash Used in Operating Activities

Cash flows used in operating activities were $88 for the year ended December 31, 2024 compared to $191 for the year ended December 31, 2023, representing a decrease in cash outflows of $103, or 53.9%. The decrease is related to several factors. There was a reduction in net loss from $172 for the year ended December 31, 2023 to $151 for the corresponding period in 2024. Additionally, there was an increase in adjustments for non-cash items, rising from $20 in 2023 to $34 in 2024, and a change in assets and liabilities from a decrease of $39 to an increase of $28.

Net Cash Used in Investing Activities

Cash flows used in investing activities were $136 for the year ended December 31, 2024 compared to $200 for the year ended December 31, 2023, a decrease of $64, or 32.0%. The decrease was primarily attributable to several factors. Cash outflows related to the purchase of property, plant, and equipment decreased by $14, while cash outflows increased by $140 due to the acquisition of short-term financial instruments. At the same time, cash inflows of $291 were generated from the disposition of short-term financial instruments. Additionally, cash inflows increased by $53 due to the repayment of government grants, and cash outflows related to acquisitions of intangible assets and increases in leasehold deposits decreased by $23. Furthermore, cash outflows of $462 were incurred due to an increase in loans, partially offset by cash inflows of $389 from the collection of loans.

Net Cash Provided by Financing Activities

Cash flows provided by financing activities were $555 for the year ended December 31, 2024, primarily due to a cash inflow of $338 from a capital increase through the issuance of new shares, a cash outflow of $2 related to share issuance costs, a cash outflow of $25 from the repayment of finance lease liabilities, and a cash inflow of $244 from proceeds from long-term borrowings.

Cash flows associated with operating, investing, and financing activities for the years ended December 31, 2023 and December 31, 2022 are summarized as follows:

Debt

The Company borrowed $218 from Hana Bank in South Korea in May 2022. The loan matures in May 2027 and is subject to an interest rate ranging from 1.06% to 2.04%. The Company is providing its building and attached land as collateral to the lender in connection with a facility loan, and the building is currently being used as the Company’s research center. Additionally, the Company borrowed $227 from Hana Bank in South Korea in July 2024. The loan matures in May 2029 and is subject to an interest rate of 0.46% to 0.51%. The Company benefits from a 5.5% interest rate subsidy provided for loans by the Korea Institute for Advancement of Technology.

Dissenting Shareholder Appraisal Rights

In connection with the share exchange transactions contemplated by the share exchange agreements dated February 10, 2025, as amended (collectively, the “Agreements”), by and among the Company, EMT Sub Co., Ltd. (“EMT Sub”), and the other operating companies party thereto, shareholders who formally dissented at the general meeting of shareholders held to approve the share exchange (the “Share Exchange EGM”) were granted statutory appraisal rights under the Korean Commercial Code (the “Appraisal Rights”).

Pursuant to the Agreements, dissenting shareholders may obtain the Appraisal Rights by delivering to the Company, within 20 days from the date of the Share Exchange EGM, a written notice identifying the class and number of shares for which appraisal rights are elected (the “Appraisal Shares”). Upon receipt of valid notice, the Company is contingently required to repurchase the Appraisal Shares within two (2) months, provided the Share Exchange remains in effect and the dissenting shareholder does not withdraw its notice (by mutual agreement with the Company), after which any unpaid amount will begin to accrue interest at a statutorily dictated 6% interest rate per annum. The repurchase price for Appraisal Shares is determined by mutual agreement between the Company and the applicable dissenting shareholder through the Agreements.

Management accounts for these appraisal rights as a liability under ASC 480 measured at fair value, with changes recognized in earnings, until the obligation becomes unconditional at merger close. In connection with the transaction, the Company recognized a derivative liability of $81,060 and a corresponding loss on derivative as of December 31, 2025.

In January 2026, the Company completed a comprehensive share exchange transaction pursuant to the approved share exchange agreement and became a wholly owned subsidiary of EMT Sub Co., Ltd. The payment amount was approximately $4.80 million as of the closing of the share exchange transaction and continues to accrue statutory interest until the actual payment date.

Contractual Obligations

The following table presents a summary of our contractual obligations, including payments due by period, as of December 31, 2025:

($ in thousands)	2026	2027	2028	2029	Total
Operating lease(1)	4	2	—	—	6
Finance lease(1)	7	7	4	—	18
Debt obligations(2)	—	255	132	45	432
Total	11	264	136	45	456

____________

(1)      Future lease payment obligations for operating and finance lease liabilities.

(2)      Long-term debt principal repayment obligations for Hana bank loans and the loan from the Company’s CEO.

As of December 31 2025, there have been no material changes to our contractual obligations and commitments since December 31, 2025.

Going Concern

The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

However, substantial doubt about the Company’s ability to continue as a going concern exists. Primarily due to a decline in sales associated with the business, the Company incurred losses of $489 and net cash outflows from operating activities of $312 for the year ended December 31, 2025. In addition, the Company reported negative working capital of $102 and cash and cash equivalents of $461 as of December 31, 2025.

Furthermore, the Company incurred losses of $151, $172, and $188 for the years ended December 31, 2024, 2023, and 2022, respectively, and net cash outflows from operating activities of $88, $191, and $223 for the same periods. Absent any other action, the Company will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, and restructuring operations to increase revenues and reduce expenses. However, based on the current economic environment and the Company’s financial condition, the Company may be unable to access additional equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or on acceptable terms, if at all.

The consolidated financial statements included elsewhere in this prospectus have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates.

Interest Rate Risk

The Company’s cash and cash equivalents primarily consist of cash on hand and short-term, highly liquid investments with original maturities of three months or less from the date of purchase and are mainly comprised of bank deposits. As of December 31, 2025 and December 31, 2024, the Company had $461 and $554 of cash and cash equivalents, respectively. The Company’s investments are exposed to market risk due to fluctuations in interest rates, which may affect its interest income and fair market value of its investments. However, due to the short-term nature of the Company’s investment portfolio, the Company does not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair value of its portfolio. The Company therefore does not expect its operating results or cash flows to be materially affected by a sudden change in market interest rates.

Off-Balance Sheet Arrangements

During the period presented, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies and Use of Estimates

The above discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in Note 1. Summary of Significant Accounting Policies of the accompanying consolidated financial statements of the Company included elsewhere in this prospectus. Critical accounting policies are those that we consider to be the most important in portraying our financial condition and results of operations and also require the greatest amount of judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue at a point in time or over time when it satisfies performance obligations under the terms of its contracts, and control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products. This process involves identifying the customer contract, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Company considers a performance obligation satisfied once it has transferred control of a good or product to a customer, meaning the customer has the ability to direct the use and obtain the benefit of the product.

Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of inventories is determined by the specific identification method for raw materials, work in progress and finished goods.

Property, Plant and Equipment and Intangible Assets

Property, plant, and equipment are stated at cost. Plant and equipment under finance leases are stated at the present value of the lease payments. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of buildings is 40 years, while the estimated useful life of machinery and equipment, vehicles, furniture and fixtures is 5 years.

Intangible assets are stated at cost. Amortization on intangible assets is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of patent is 7 years, while the estimated useful life of software is 5 years.

The Company also receives grants from local government agencies and public institutions in relation to research activity. Government grants are either deducted from the carrying amount of the related assets or recognized as income when there is reasonable assurance that the Company will comply with the relevant conditions and that the grant will be received.

Foreign Currency

The functional currency of Handa Lab is the Korean won. Transactions in foreign currencies are translated into the functional currency of the Company at the exchange rates at the dates of the transactions. Transaction gains and losses are included in “Gain/Loss on foreign currency” in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date, which are included in the “Effect of exchange rate changes on cash and cash equivalents, and restricted cash” in the consolidated statements of cash flows.

Assets and liabilities of the Company are translated into U.S. dollars, the reporting currency, at the exchange rate in effect at the end of each period. Revenue and expenses for the Company are translated into U.S. dollars using average rates that approximate those in effect during the period. Currency translation adjustments are included in “accumulated other comprehensive income (loss),” a separate component of stockholders’ equity.

Recent Accounting Pronouncements

See Note 1.(24) to the audited annual consolidated financial statements for the years ended December 31, 2025 and 2024 included elsewhere in this prospectus for recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

INFORMATION ABOUT EM&T

Unless otherwise noted or the context otherwise requires, all references in this section to the “Company;” “we,” “us” or “our”, or “EM&T” refer to the business of EM&T and its subsidiaries following the consummation of the Business Combination.

Background

Evolution Metals & Technologies Corp. (“EM&T”) is the successor public company to Welsbach Technology Metals Acquisition Corp. (“WTMA”). On January 5, 2026, WTMA consummated a business combination with Evolution Metals LLC and certain affiliated operating companies (the “Business Combination”). In connection with the closing of the Business Combination, WTMA changed its name to Evolution Metals & Technologies Corp. EM&T is a Delaware corporation and is the surviving publicly traded entity following the completion of the Business Combination.

History of EM&T

Evolution Metals LLC (“EM”), a Delaware limited liability company, was formed in February 2024 for the purpose of building an integrated midstream and downstream critical materials platform focused on recycling, processing, and manufacturing products derived from end-of-life materials, including rare earth elements, permanent magnets, battery metals, and precious metals.

In connection with its formation, EM was organized as a holding company intended to acquire and integrate operating businesses with established commercial capabilities across critical materials recycling, metal and alloy manufacturing, and advanced materials processing.

Prior to the consummation of the Business Combination, EM completed the acquisition of (i) Handa Lab Co., Ltd., (ii) KCM Industry Co., Ltd., (iii) KMMI INC., and (iv) NS World Co., Ltd., each a corporation organized under the laws of the Republic of Korea (collectively, the “Korean Companies”). The Korean Companies operate commercial-scale facilities engaged in the production of rare earth oxides, metals, alloys, powders, and permanent magnets, and collectively represent the core operating assets of EM.

On January 5, 2026 (the “Closing Date”), WTMA Merger Subsidiary LLC, a wholly owned subsidiary of Welsbach Technology Metals Acquisition Corp. (“WTMA”), merged with and into EM pursuant to the Amended and Restated Agreement and Plan of Merger, with EM surviving as a wholly owned subsidiary of WTMA (the “Merger”). In connection with the Closing, WTMA changed its name to Evolution Metals & Technologies Corp. (“EM&T”).

As a result of the Business Combination, EM&T is a holding company, all of whose assets are held directly or indirectly by, and all of whose operations are conducted through, EM and its subsidiaries, including the Korean Companies. EM is the Company’s primary operating subsidiary and holds substantially all of the operating assets of the consolidated enterprise. As the sole equity owner of EM, EM&T exercises full control over the management and operations of EM and its subsidiaries.

Our Business

Evolution Metals & Technologies Corp. (“EM&T”) is a fully integrated critical materials and technology company focused on building a secure, reliable, and self-sustaining U.S.-aligned supply chain for critical minerals and materials (“CMM”), including rare earth elements (“REEs”), primarily through the recycling of end-of-life materials (“urban mining”). End-of-life materials are recovered from products that have reached the end of their useful service life — such as batteries, electronic devices, motors, and magnets — which can no longer perform their intended function but still contain valuable metals and materials that can be recycled and reused in new manufacturing. EM&T owns and operates across the following midstream to downstream segments: (i) feedstock processing, (ii) oxide production, (iii) metal and alloy manufacturing, (iv) powder production, (v) the manufacture of bonded and sintered rare earth magnets, (vi) battery-grade sulfates and carbonates, (vii) precursor cathode active materials (“pCAM”), (viii) precious metals, and (ix) base metals. These outputs integrate directly into the supply chains of, and are suitable for direct delivery to, gigafactories, defense suppliers, original equipment manufacturers

(“OEMs”), and refineries. EM&T’s own operations are supported by advanced recycling processes, proprietary automation, and artificial intelligence-enabled systems, allowing the Company to continue to operate at commercial scale using proven technologies and experienced operating personnel.

Vertically Integrated Platform and Closed-Loop Recycling Model

EM&T’s business model is centered on end-of-life materials recycling and urban mining, with a closed-loop design to convert waste streams into high-value inputs for downstream manufacturing. EM&T’s recycling operations recover high value base and precious metals, in a addition to the magnets from U.S. government classified and commercial end-of-life electronic waste, which are subsequently processed into saleable and usable concentrates, oxides, metals, alloys, powders, metallics, and ultimately finished bonded and sintered magnets; separately, EM&T’s spent lithium-ion battery recycling operations process batteries and battery materials into black mass concentrates, which are further refined into battery-grade sulfates, carbonates, and pCAM.

Through EM&T’s U.S.-based hydrometallurgical and pyrometallurgical processing infrastructure, EM&T processes concentrates, oxides, metals, alloys, finished magnets, carbonates, sulfates, pCAM, precious metals, and base metals for delivery to magnet manufacturers, OEMs, battery gigafactories, and smelters/refineries. EM&T believes that midstream battery and magnet materials are critical to supply chain resilience, cost stability and national security interests.

U.S. Industrial Campus Strategy

EM&T is developing a large-scale, integrated industrial campus in the United States designed to co-locate recycling, refining, and manufacturing operations across the rare earth magnet and battery materials value chain. This U.S. industrial campus is intended to serve as the Company’s primary domestic manufacturing and processing hub, enabling tight operational integration between feedstock intake, hydrometallurgical and pyrometallurgical processing, oxide and metal production, pCAM, and finished magnet manufacturing. EM&T’s U.S. industrial campus enables operational synergies across the full lifecycle of its products, including feedstock intake; hydrometallurgical and pyrometallurgical processing; production of oxides, metals, alloys, and powders; metallics; manufacturing of pCAM and finished bonded and sintered magnets; recovery and refining of battery materials; and the extraction of precious and base metals from end-of-life materials.

By consolidating these activities within a single industrial campus, EM&T believes it can reduce logistics complexity and inefficiencies, shorten production cycles, improve quality control, and enhance cost efficiency, while supporting secure domestic production for strategic end markets. The campus is designed to process multiple feedstock streams, including magnets, lithium-ion batteries, electronic scrap, and other secondary materials, and to produce finished products suitable for direct delivery to gigafactories, defense suppliers, OEM customers, and smelters/refineries.

Hydrometallurgy

EM&T believes that hydrometallurgy is a necessary and critical processing component for rare earth processing and recycled magnet conversion and that limited availability of a large-scale hydrometallurgical capacity outside of China has historically constrained non-Chinese rare earth supply chains. EM&T estimates that China controls nearly all of global hydrometallurgical processing capacity for rare earths, and EM&T believes that the absence of large commercial-scale hydrometallurgical facilities in the United States reflects a combination of feedstock availability challenges, capital intensity, permitting requirements, and waste management considerations.

As part of its U.S. industrial campus strategy, EM&T plans to develop large-scale hydrometallurgical processing facility in the United States designed to process recycled feedstock from magnets, batteries, and electronic scrap. EM&T intends for this facility to serve as a core component of its domestic midstream processing platform, supporting oxide production and downstream magnet manufacturing. EM&T believes that establishing domestic hydrometallurgical capacity is essential to reducing reliance on foreign processing infrastructure and enabling a closed-loop supply chain.

EM&T’s internal engineering team includes personnel with decades of experience in the design, construction, and operation of large commercial-scale hydrometallurgical facilities. EM&T believes that leveraging this operational experience reduces development and scale-up risk relative to first-time or greenfield entrants.

Technology, Automation, and Operational Capabilities

EM&T integrates proprietary artificial intelligence and smart machine technologies across its operating platform, including within its U.S. industrial campus, to automate key production and material-handling functions. These systems are designed to reduce labor intensity, improve process consistency, optimize throughput, and lower unit operating costs. The Company’s automation capabilities are embedded throughout its recycling, refining, and manufacturing operations and are intended to support scalable, repeatable, and high-reliability production.

Markets and End-Use Applications

EM&T supplies critical materials and manufactured products to customers across the automotive, renewable energy, consumer electronics, and defense sectors. The Company’s outputs are designed to serve as direct inputs for gigafactories and OEMs, supporting electrification, energy transition technologies, and defense-related manufacturing. EM&T’s U.S.-based industrial campus supports domestic industrial capacity while reducing reliance on foreign-controlled processing and refining infrastructure.

Strategy and Growth Objectives

EM&T’s mission is to become the U.S. champion in rare earth magnet, battery and critical materials midstream production. In pursuing this mission, EM&T believes that:

•        It is uniquely positioned to address structural supply constraints in U.S. rare earth magnet manufacturing and battery materials processing with lower execution risk and within a shorter timeframe than alternative approaches, due to its existing commercial operations, vertically integrated platform, and experienced management team.

•        Few, if any, companies outside of China possess comparable real-world, commercial-scale operating experience across both rare earth magnet manufacturing and critical battery midstream processing, including hydrometallurgical conversion of recycled materials into battery-grade intermediates.

As part of its growth strategy, EM&T plans, in phase one, to:

•        Develop approximately 55,000 tonnes per year of rare earth magnet manufacturing capacity in the United States within two years, including high-performance rare earth magnets, with no reliance on China.

•        Develop approximately 78,000 tonnes per year of battery-grade carbonates, sulfates, and pCAM in the United States within two years.

•        House these magnet and battery midstream operations primarily within EM&T’s U.S. industrial campus, supported by large-scale hydrometallurgical and pyrometallurgical facilities that EM&T expects to rank among the largest commercial facilities of their kind in the Western Hemisphere.

•        Implement a closed-loop secondary metals system designed to integrate magnet materials, battery materials, precious metals, and base metals recycling, while minimizing waste generation and supporting secure domestic supply chains.

EM&T further believes that:

•        Its business model, focused on the recycling of high-performance rare earth magnets and lithium-ion batteries, combined with its established commercial operating expertise, represents a practical and efficient pathway for the United States to achieve large-scale domestic production of both rare earth magnets and battery midstream materials.

•        Leveraging end-of-life materials feedstock for both magnets and batteries, together with proven manufacturing processes and experienced operating teams, enables faster deployment, reduced capital and technology risk, and improved supply chain security compared to greenfield or upstream-dependent alternatives.

•        This integrated magnet and battery midstream approach provides a lower-execution-risk solution capable of scaling within a shorter timeframe, supporting the development of a secure, resilient, and sustainable U.S. supply chain for critical materials used in advanced manufacturing, electrification, energy storage, and defense applications.

Replication of Proven Commercial Operations

EM&T intends to achieve this scale by replicating and expanding its existing rare earth magnet production facilities in South Korea, which have manufactured rare earth magnets at commercial scale and supplied large global OEMs for more than 18 years. By deploying established processes, equipment configurations, and operational expertise into its U.S. industrial campus, EM&T seeks to accelerate capacity build-out while mitigating technology, scale-up, and execution risks. EM&T believes this strategy directly addresses long-standing global concentration in rare earth magnet processing by establishing a competitive, independent, and scalable U.S.-based alternative.

Three-Pronged Operating Platform

EM&T operates an integrated, three-pronged operating platform that spans (i) rare earth magnet manufacturing, (ii) lithium-ion battery materials recycling, and (iii) U.S. government and commercial e-waste processing. Each operating vertical is designed to convert end-of-life materials into high-value intermediate or finished products, with shared infrastructure, common processing capabilities, and centralized automation and control systems within EM&T’s U.S. industrial campus.

EM&T believes this integrated structure enables operating leverage, feedstock flexibility, and risk diversification across multiple critical material streams by allowing the Company to allocate capital, processing capacity, and technical resources dynamically across magnet, battery, precious metal, and base metal products in response to changes in feedstock availability, end-market demand, and pricing conditions. EM&T further believes that an integrated, multi-stream operating platform is required to achieve an economically feasible recycling-based business model, as it allows the Company to recover and monetize the full spectrum of valuable materials contained in end-of-life feedstock, rather than relying on the recovery of only one or two material outputs.

EM&T believes that extracting value across magnets, battery materials, base metals, and precious metals improves overall recovery economics, enhances margin stability, and reduces sensitivity to price volatility in any single material market, thereby supporting sustainable, large-scale operations.

1.      Rare Earth Magnet Value Chain Operations

EM&T’s rare earth magnet operations span the complete value chain from end-of-life materials to finished magnet products. The Company processes U.S. government and commercial electronic waste and spent magnet feedstock into neodymium-praseodymium (“NdPr”) and heavy rare earth element oxides, which are further converted into rare earth metals, alloys, powders, and flakes. These intermediate materials are then manufactured into bonded and sintered rare earth magnets for use in electric motors, wind turbines, and electronic applications.

EM&T believes its ability to integrate recycling, midstream processing, and downstream magnet manufacturing within a single operating platform differentiates the Company from competitors that operate only at isolated stages of the value chain. EM&T’s rare earth magnet operations are designed to support large-scale, domestic production with minimal reliance on foreign processing.

2.      Lithium-Ion Battery Materials Recycling Operations

EM&T’s lithium-ion battery operations focus on the recycling of batteries and battery production scrap into intermediate materials suitable for reuse in battery manufacturing. Feedstock is processed into black mass, which is subsequently refined into battery-grade sulfates, carbonates, and precursor cathode active materials (“pCAM”). These materials are designed for direct sale to battery manufacturers and gigafactories.

EM&T believes that integrating battery recycling with rare earth magnet processing creates operational synergies at the midstream level, particularly in hydrometallurgical processing, materials handling, and automation. The Company’s battery materials operations are intended to support domestic battery supply chains while reducing dependence on imported critical battery inputs.

3.      U.S. Government and Commercial E-Waste Operations

EM&T operates secure e-waste recycling operations that process both classified and unclassified electronic scrap generated by U.S. government agencies and commercial customers. These operations recover non-ferrous metal concentrates and precious metals, including gold, silver, palladium, and copper, which are refined into saleable products or reintroduced into downstream industrial applications.

EM&T believes that secure handling and processing of government-related e-waste represents a differentiated capability and a stable, recurring source of end-of-life materials. The Company’s e-waste operations also provide an additional source of feedstock for EM&T’s hydrometallurgical/pyrometallurgical processing facilities, supporting utilization rates and feedstock diversification across the broader platform.

4.      Magnet and Battery Materials Recycling

EM&T believes there is a high correlation between the two business as Lithium Fluoride is a complementary material to magnet production.

Across all verticals, EM&T employs robotics, automation, and artificial intelligence-enabled systems to improve efficiency, reduce operating costs, and enhance quality control. EM&T believes that operating these three value chains within a unified industrial and technological framework allows the Company to optimize capital deployment, share processing infrastructure, and respond flexibly to changes in feedstock availability and end-market demand.

EM&T believes that this three-pronged operating model — anchored in recycling, midstream processing, and domestic manufacturing — positions the Company to support the development of a resilient U.S. supply chain for rare earth magnets, battery materials, and other critical minerals and materials.

Feedstock Strategy: End-of-Life Electronic Scrap and Urban Mining

EM&T plans to source a significant portion of its rare earth feedstock from electronic scrap (“e-scrap”), including classified and unclassified materials generated by U.S. government agencies and commercial markets. EM&T believes that classified e-scrap generated by U.S. government and defense-related agencies represents a long-duration, recurring source of end-of-life materials, driven by regular equipment refresh and replacement cycles. EM&T further believes that substantial quantities of such materials have historically been stockpiled or disposed of due to limited domestic recycling and processing solutions.

By focusing on end-of-life materials, EM&T believes its feedstock strategy reduces dependence on primary mining and avoids certain challenges associated with upstream extraction, including radioactive ore handling and waste management. EM&T believes that processing recycled feedstock simplifies downstream conversion into rare earth magnets and supports the retention of critical materials within the United States that would otherwise be exported or disposed of.

In addition to classified materials, EM&T plans to source feedstock from unclassified U.S. government e-scrap, domestic commercial e-scrap markets, and selected international recycling partners. EM&T believes the commercial e-scrap market is diversified, mature, and supported by a broad supplier base. As commercial rare earth recycling markets continue to develop, EM&T expects to be a significant purchaser of such feedstock, supported by anticipated scale and processing capacity. EM&T believes that scale purchasing power may provide cost and supply advantages relative to smaller processors.

EM&T’s Existing Rare Earth Magnet Manufacturing Plants in South Korea

Management and Engineering Capabilities

EM&T’s operations and growth strategy are led by an experienced management and engineering team with extensive technical and operational expertise across the rare earth magnet and critical materials value chain. EM&T’s Chief Executive Officer, Mr. Frank (Suk Jin) Moon, leads the Company’s engineering and technical functions and is responsible for overseeing the design, construction, and operation of EM&T’s processing and manufacturing facilities, including its planned U.S. industrial campus.

EM&T believes that Mr. Moon and the engineering team he leads possess significant real-world, commercial-scale experience across the full rare earth magnet supply chain. Over the course of their careers, members of EM&T’s engineering team have been involved in the design, engineering, construction, commissioning, and operation of facilities spanning feedstock receiving, crushing, shredding, and separation; hydrometallurgical and pyrometallurgical processing, including solvent extraction; and downstream metal making, alloy production, and rare earth magnet manufacturing.

EM&T’s engineering organization consists of approximately 42 engineers, including approximately 11 individuals holding doctoral degrees. EM&T believes this team reflects a depth of technical capability that is uncommon among non-Chinese rare earth magnet manufacturers. The team’s educational backgrounds include leading academic institutions in the Republic of Korea, and their professional experience includes prior roles at global industrial and technology companies, including LG, Samsung, Apple, ASM, Santoku, Magnequench, and Neo Performance Materials. EM&T believes that this combination of academic training and industrial experience supports disciplined execution, operational reliability, and scalability as the Company expands its manufacturing and processing footprint in the United States.

EM&T believes that its management and engineering capabilities, together with its vertically integrated business model and replication-based scaling strategy, materially reduce technology, construction, and operational execution risks relative to first-time or greenfield market entrants.

Engineering, EPC, and Technical Partnerships

EM&T’s facility development, scale-up strategy, and U.S. industrial campus execution are supported by a network of established engineering, EPC, and technical research partners. EM&T believes these partnerships enhance execution certainty by combining proven engineering design, industrial construction expertise, and applied research capabilities across the rare earth magnet and critical materials value chain.

EM&T works with TAEIL Engineering, a South Korea-based engineering, procurement, and construction (“EPC”) firm, as a strategic EPC partner on its plant development projects. TAEIL Engineering works jointly with EM&T’s internal engineering team and Korea-based research institutions on facility design and execution. TAEIL Engineering has served as an EPC contractor for major industrial clients, including Hyundai, Kia, and POSCO, and EM&T believes this experience supports disciplined execution, schedule control, and industrial-scale build-out.

EM&T also collaborates with Korea Institute of Geoscience and Mineral Resources (“KIGAM”), Korea’s national institute for geoscience and mineral resources research. KIGAM has conducted rare earth element research and development for more than a century and is recognized as a global authority in rare earth separation, processing, and magnet materials technology. EM&T believes KIGAM’s technical expertise supports process validation, technology transfer, and optimization of hydrometallurgical and downstream magnet production systems.

In addition, EM&T works with Korea Institute of Industrial Technology (“KITECH”), a Korean government-backed applied research institute focused on industrial manufacturing technologies. KITECH specializes in advanced materials and magnet technologies and plays a role in bridging fundamental research and industrial-scale commercialization within Korea’s manufacturing sector. EM&T believes KITECH’s applied research capabilities support manufacturability, process scalability, and quality consistency.

For U.S.-based engineering and construction integration, EM&T works with Stockwell Engineers, an EPC firm based in the United States. Stockwell Engineers is expected to coordinate U.S. engineering, permitting, and construction activities and to integrate domestic execution with EM&T’s Korean engineering partners, including TAEIL Engineering, KIGAM, and KITECH. EM&T believes this integrated EPC approach supports compliance with U.S. regulatory requirements while maintaining continuity with proven engineering designs and operating standards.

EM&T believes that the combination of its internal engineering team and these external engineering and research partners reduces execution risk associated with facility design, construction, and scale-up, particularly as the Company replicates and deploys proven magnet manufacturing and processing technologies within its planned U.S. industrial campus.

EM&T’s Journey from South Korea to USA

•        2007 — First Magnet Plant with 400tpa capacity with 1,266m2 area in South Korea.

•        2008 — Began selling Magnets to Ford, Hyundai, LG, Samsung and other global OEMs.

•        2021 — First NdPr Metal (144tpa) and NdPr Alloy (216tpa) plant with 3,379m2 area in South Korea.

•        2022 — Began selling NdPr Alloy Powder to Mate (Japan), Kolektor (Slovenia), NS World (South Korea).

•        2024 — Second Magnet Plant with 260tpa capacity with 1,397m2 area in South Korea.

•        2025 — EM&T completes merger and acquisition of Korean magnet companies with listing on Nasdaq

•        2026 – 2027 — EM&T Replicates Operating South Korea Magnet Plants in the U.S.

Market

Global Demand for Critical Minerals and Materials

EM&T believes global demand for critical minerals and materials (“CMM”) is being driven by the accelerating electrification and digitization of industrial supply chains, including artificial intelligence (“AI”), data centers, semiconductor manufacturing, advanced robotics, industrial automation, energy infrastructure, defense systems, and electrified transportation. These applications increasingly rely on high-performance permanent magnets, battery materials, copper, and other base metals to enable efficient power conversion, precision motion, energy storage, and thermal management.

EM&T believes that, while electric vehicles (“EVs”) remain an important contributor to demand, growth in AI-driven computing, semiconductor fabrication, and advanced industrial automation is becoming an equally significant and structurally durable driver of CMM consumption. These high-technology applications require reliable access to magnet-grade rare earth materials, lithium, nickel, cobalt, manganese, copper, and related base metals, with consistent quality and traceability.

AI, Data Centers, Semiconductors, and High-Technology Applications

EM&T believes the rapid expansion of AI and data-center infrastructure is increasing demand for CMM outputs that are central to EM&T’s product portfolio, including rare earth magnets, copper and other base metals, and battery materials such as lithium, nickel, cobalt, and manganese. The IEA has projected that global electricity consumption by data centers could more than double to approximately 945 TWh by 2030 (base case), with AI identified as a primary driver of this growth. EM&T believes this buildout increases demand for electrified power distribution equipment, cooling systems, industrial pumps and compressors, robotics and automation, and backup and grid-support systems. EM&T believes these systems translate into incremental demand for (i) copper and base metals, which are essential for electrical conductivity across power distribution, transformers, switchgear, cabling, and thermal management hardware, and (ii) rare earth permanent magnets, which are used in high-efficiency motors, actuators, and precision motion systems across factory automation, robotics, and semiconductor equipment toolchains. In addition, EM&T believes AI-driven growth increases demand for stationary energy storage and grid-stabilization systems, which utilize lithium-ion batteries incorporating lithium, nickel, cobalt, and manganese.

End-of-Life Materials, Closed-Loop Recycling, and Urban Mining

EM&T believes a defining characteristic of CMM markets is that, while products such as batteries, motors, electronic devices, and magnets reach end-of-life, the underlying metals and materials do not lose their intrinsic value and can be recovered and reused if appropriate processing infrastructure exists. EM&T believes this dynamic supports the expansion of closed-loop recycling and “urban mining” models, analogous to those long established in base and precious metals markets.

EM&T believes copper provides an illustrative precedent for circularity: the International Copper Association cites estimates that approximately two-thirds of the copper produced since 1900 remains in productive use today, reflecting copper’s recyclability and long service life. EM&T believes critical materials markets — particularly magnets and battery materials — are increasingly moving toward similar circular frameworks as governments and supply chains prioritize improved security, sustainability, and reduced reliance on geopolitically concentrated processing hubs.

Battery Materials and Recycling Market

EM&T believes demand for battery materials is driven by the continued expansion of electrified transportation, stationary energy storage systems, industrial electrification, and AI-related infrastructure. According to Precedence Research’s Battery Market Size, Share, and Trends 2024 to 2034, the global battery market, including small consumer batteries, was valued at approximately $125.35 billion in 2023 and is expected to grow to approximately $367.97 billion by 2030, reflecting rapid growth in medium- and large-format batteries used in electric vehicles and energy storage systems. EM&T believes this growth trajectory has increased demand for critical battery raw materials, including lithium, nickel, cobalt, manganese, copper, and graphite, and has contributed to periodic raw material shortages and price volatility.

McKinsey’s Battery 2035: Building New Advantages, indicates that global battery demand is expected to increase from approximately 1.6 terawatt-hours (“TWh”) in 2025 to approximately 4.2 TWh by 2030 and 6.8 TWh by 2035, with more than 85% of total demand attributable to lithium-ion batteries, driven primarily by continued growth in battery electric vehicles and stationary energy storage systems. EM&T believes that this expanding demand for lithium-ion batteries is placing increasing pressure on primary supply chains, particularly for lithium and cobalt, while markets for nickel, manganese, and graphite are also expanding in scale. EM&T believes these dynamics underscore the importance of developing resilient midstream processing and recycling capacity to supplement primary supply, mitigate material shortages, and support long-term growth in battery manufacturing.

EM&T also believes recycling of lithium-ion batteries represents a critical component of future battery supply chains. According to Fortune Business Insights: Lithium-Ion Battery Recycling Market Size, Share & Industry Analysis, the global lithium-ion battery recycling market was valued at approximately $3.79 billion in 2023 and is projected to grow to approximately $23.21 billion by 2032, representing a compound annual growth rate of approximately 22.75%. EM&T believes growth in battery recycling is driven by increasing volumes of end-of-life batteries, manufacturing scrap, and government policies supporting domestic battery supply chains.

In addition, EM&T notes that lithium supply constraints are expected to intensify over the coming decade. According to the Center on Global Energy Policy at Columbia University, global lithium demand is increasing by approximately 250,000 to 300,000 tonnes of lithium carbonate equivalent (“LCE”) per year, representing roughly half of total global lithium supply in 2021, and many market participants expect potential supply shortfalls by 2030 due to long development timelines, capital constraints, and regulatory challenges associated with new mining projects. EM&T believes these conditions further reinforce the strategic importance of recycling end-of-life batteries and converting recovered materials into black mass and subsequently into battery-grade sulfates, carbonates, and pCAM, subject to the availability of feedstock, energy, and commercial-scale processing capacity.

Global Rare Earth Magnet Market and High-Performance Magnets

EM&T believes the global rare earth magnet market is characterized by strong and sustained demand growth across multiple end markets, including electric vehicle motors, industrial automation, robotics, wind turbines, defense systems, medical devices, and semiconductor manufacturing equipment. According to Verified Market Forecast: Global Magnets and Magnetic Materials Market By Type, the global magnet and magnetic materials market was valued at approximately $10.46 billion in 2023 and is expected to grow to approximately $15.05 billion by 2030, representing a compound annual growth rate of approximately 6.26%. EM&T believes a significant portion of this growth is attributable to increasing demand for neodymium-iron-boron (“NdFeB”) magnets, driven by the need for materials that can maintain performance under higher temperatures and mechanical stress as electric motors, generators, and other high-performance applications advance.

EM&T believes NdFeB magnets represent the most important category of permanent magnets due to their high power density, efficiency, and suitability for compact and high-performance designs. EM&T further believes that a critical distinction exists between low-performance rare earth magnets and high-performance rare earth magnets. High-performance magnets are engineered to operate reliably in high-temperature and high-stress environments and are required in advanced industrial, technology, and defense applications. EM&T believes that nearly all advanced industries depend on these high-performance magnets.

High-performance rare earth magnets typically require the addition of heavy rare earth elements, primarily dysprosium (“Dy”) and/or terbium (“Tb”), generally in the range of approximately 1% to 4% by weight, to maintain magnetic performance under elevated operating conditions. EM&T believes magnets that do not incorporate Dy or Tb are generally unsuitable for many high-performance applications, whereas low-performance magnets without these elements are primarily used in lower-stress or commodity applications.

China’s Dominance and Export Controls on High-Performance Magnets

EM&T believes the global rare earth magnet market remains highly concentrated, with China holding a dominant position across midstream processing, refining, and magnet production. The IEA has reported that China’s share of refining is approximately 35% for nickel, 50 – 70% for lithium and cobalt, and nearly 90% for rare earth elements, and the IEA’s 2024 outlook indicates continued dominance in magnet-related supply chains.

EM&T believes China has increasingly used this position to exert influence over global supply chains. EM&T notes that recent export control measures implemented by China’s Ministry of Commerce restrict the export of certain rare earth materials and magnets, including magnets containing more than de minimis levels of Dy and Tb. EM&T believes that, because Dy and Tb are essential for high-performance magnets, these controls effectively remove most high-performance rare earth magnets from the export market.

EM&T further believes that China’s export licensing regime may require foreign buyers to disclose sensitive technical and product information, and that supply concentration creates risks related to availability, pricing predictability, and intellectual property exposure for non-Chinese manufacturers.

Structural Dependence Driven by Midstream Processing Constraints

EM&T believes Western industries are dangerously dependent on China for rare earth magnets due to structural limitations in non-Chinese midstream processing and refining capacity. EM&T believes that regulatory constraints associated with processing radioactive rare earth ores, high capital expenditure requirements, environmental permitting challenges, and limited availability of specialized expertise have historically restricted the development of large-scale processing infrastructure outside China.

EM&T estimates that China controls a substantial majority of global hydrometallurgical processing capacity for rare earth elements, and EM&T believes that the absence of large commercial-scale rare earth hydrometallurgical facilities in the United States reflects a combination of feedstock availability challenges, high capital intensity, complex environmental permitting requirements, and waste and tailings management considerations. According to the International Energy Agency (“IEA”), China accounts for approximately 85 – 90% of global rare earth refining and separation capacity, including hydrometallurgical processing, while non-Chinese capacity remains limited and fragmented.

As a result, EM&T believes China controls pricing, supply growth, and downstream availability across magnets, oxides, metals, battery materials, and related critical mineral products, while pursuing long-term strategies to dominate downstream finished goods markets, including EVs, renewable energy systems, and defense products.

Competitive Landscape Outside China

EM&T believes that, based on publicly available announcements and industry research, non-China rare earth magnet producers have collectively announced approximately 30,000 tonnes per year of planned manufacturing capacity. EM&T estimates this represents approximately 15% of projected global rare earth magnet demand outside China. EM&T further believes that a significant portion of this announced capacity consists primarily of low-performance magnets and is fragmented across numerous smaller producers rather than concentrated in integrated, commercial-scale platforms.

EM&T estimates that many of these projects are not expected to reach meaningful commercial production until approximately 2028 to 2030 due to permitting, capital, technology qualification, and execution challenges. EM&T believes these factors contribute to a continued supply gap for high-performance rare earth magnets outside China in the near- to medium-term.

Industry Challenges and Constraints

EM&T believes several structural challenges continue to limit the development of resilient, non-Chinese CMM supply chains:

•        Midstream processing bottlenecks:    EM&T believes insufficient commercial-scale hydrometallurgical and refining capacity outside China remains the principal constraint in rare earth and battery material supply chains.

•        Access to scalable feedstock:    EM&T believes many projects struggle to secure consistent volumes of end-of-life or secondary feedstock at predictable cost.

•        Low-cost energy availability:    EM&T believes energy cost and reliability are critical to the economics of recycling and midstream processing at scale.

•        Limited experienced personnel:    EM&T believes shortages of specialized engineers and operators with real-world hydrometallurgical and magnet manufacturing experience constrain execution.

•        Geopolitical and policy risk:    EM&T believes supply concentration heightens exposure to export controls, trade restrictions, and political mandates.

Intellectual Property

EM&T owns and develop valuable IP in the form of proprietary technologies, trade secrets, and patents related to recycling processes, magnet manufacturing, and AI-driven smart machines.

EM&T’s approach to IP focuses on supporting its Operating Companies in protecting and expanding their IP portfolios. This includes supporting them in securing patents for proprietary processes, maintaining trade secrets, and ensuring that each operating entity’s technological innovations are adequately safeguarded. EM&T will work to ensure that its subsidiaries’ IP is properly managed, with a focus on preventing unauthorized use or infringement.

The IP portfolio primarily includes patents held by Handa Lab, and NS World. Below is a summary of the material patents, their scope, and registration details of the co-registrants.

Handa Lab holds several material patents related to autonomous charging systems, robotic towing mechanisms, and advanced inspection technologies. These include the Intelligent Autonomous Charging System, registered on April 4, 2024, under Registration No. 10-2656274, and the Pick Up System of Autonomous Charging Robot for Electric Vehicle, registered on September 19, 2023, under Registration No. 10-2582166. Additionally, Handa Lab has applied for the Towing Apparatus for Autonomous Vehicles and Automatic Charging System, filed on September 20, 2023 (Application No. 10-2023-0125934), and the U.S. patent for Electronic Acknowledgment Receipt, filed on October 19, 2023 (Application No. 18381777). These patents support Handa Lab’s leadership in robotics and automation technologies. EM&T safeguards this intellectual property through robust protection measures and will evaluate the potential for registering patents to secure and enhance its competitive advantage. These trade secrets and process designs represent a significant asset for EM&T.

KCM holds the patent for Compound for Bonded Magnet Resin and Manufacturing Method, which focuses on the development of advanced materials for bonded magnets. This patent, registered on February 6, 2013, under Registration No. 10-1232661, enhances the company’s capabilities in manufacturing sustainable and high-performance magnetic materials. EM&T safeguards this intellectual property through robust protection measures and will evaluate the potential for registering patents to secure and enhance its competitive advantage. These trade secrets and process designs represent a significant asset for EM&T.

NS World shares the patent for Compound for Bonded Magnet Resin and Manufacturing Method (Registration No. 10-1232661), which it co-owns with KCM. This patent underpins the company’s expertise in rare earth magnet manufacturing and innovative material processing. EM&T safeguards this intellectual property through robust protection measures and will evaluate the potential for registering patents to secure and enhance its competitive advantage. These trade secrets and process designs represent a significant asset for EM&T.

KMMI Inc. does not hold any material patents. However, it relies on proprietary processes and operational expertise in high-pressure gas storage systems and rare earth element processing. These capabilities are strategically significant but are not currently protected by formal intellectual property registrations. EM&T safeguards this intellectual property through robust protection measures and will evaluate the potential for registering patents to secure and enhance its competitive advantage. These trade secrets and process designs represent a significant asset for EM&T.

The patents referenced above are valid for 20 years from their filing dates, with expiration dates ranging from 2033 to 2044. Trademarks associated with these entities are also maintained and renewed in accordance with the laws of their respective jurisdictions. The intellectual property portfolio provides significant competitive advantages and aligns with EM&T’s strategy of leveraging technology to dominate the REE supply chain.

Subsidiaries

Entity Name	Place of Organization
Evolution Metals NewCo, Inc.*	Delaware
Evolution Metals LLC**	Delaware
Evolution Metals LLC (Korea)***	South Korea
KCM Industry Co., Ltd.****	South Korea
KMMI INC.****	South Korea
NS World Co., Ltd.****	South Korea
Handa Lab Co., Ltd.****	South Korea

____________

*        100% owned subsidiary of Evolution Metals & Technologies Corp.

**      ≤ 99% owned subsidiary of Evolution Metals & Technologies Corp., ≥ 1% owned subsidiary of Evolution Metals NewCo, Inc.

***    100% owned subsidiary of Evolution Metals LLC

****  100% owned subsidiary of Evolution Metals LLC (Korea)

Recent Developments

Jones Day Lawsuit

On April 23, 2026, Jones Day filed a complaint against Evolution Metals LLC (“EM”), a Delaware limited liability company and a wholly owned subsidiary of the Company, in the Superior Court of Fulton County, State of Georgia, Civil Action No. 26CV005969. The complaint alleges claims for breach of contract, account stated, open account and attorneys’ fees arising from legal services allegedly provided by Jones Day to EM in connection with the Business Combination. Jones Day is seeking damages in the amount of approximately $3.9 million, plus prejudgment interest, attorneys’ fees, costs and expenses of collection, and such other relief as the court deems appropriate. The Company is currently evaluating the complaint and has not yet filed a formal response. The Company intends to vigorously defend itself in this matter. At this time, the Company is unable to predict the ultimate outcome of the proceeding or reasonably estimate the amount of any potential loss, if any.

Securities Purchase Agreement, Convertible Debentures and Related Agreements

On May 7, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with YA II PN, LTD. (“Yorkville”), a fund managed by Yorkville Advisors Global, LP, pursuant to which the Company agreed to issue and sell to Yorkville convertible debentures in the aggregate principal amount of up to $100,000,000 (the “Convertible Debentures” and each a “Convertible Debenture”), which will be convertible into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock,” and as converted, the “Conversion Shares”).

The first Convertible Debenture (the “First Debenture”) in the principal amount of $20,000,000 was issued on May 7, 2026. The second Convertible Debenture in the principal amount of $5,775,000 is expected to be issued upon effectiveness of the Registration Statement on Form S-1, which the Company has agreed to file pursuant to the Registration Rights Agreement, as such term is defined below. Additionally, pursuant to the Securities Purchase Agreement, up to $74,225,000 in Convertible Debentures shall be purchased in subsequent tranches from time to time upon the mutual agreement of the Company and Yorkville.

Each Convertible Debentures will have a purchase price equal to 97% of principal amount thereunder. Each Convertible Debenture is convertible into Conversion Shares at a conversion price equal to the lower of $12.09 or 95% of the lowest daily volume-weighted average price (“VWAP”) during the 5 consecutive trading days immediately preceding the conversion date, however, the conversion price will not be lower than $1.86 (the “Floor Price”). The Company shall not issue any Conversion Shares upon conversion of the Convertible Debentures held by Yorkville if the issuance of such Conversion Shares would exceed the aggregate number of Common Stock that the Company may issue in compliance with the Company’s obligations under the rules or regulations of the Nasdaq Stock Market (the “Exchange Cap”). The Exchange Cap will not apply if the Company obtains the approval of its stockholders as required by the applicable rules of the Nasdaq Stock Market for issuances of Common Stock in excess of such amount. In addition, no conversion will be permitted to the extent that, after giving effect to such conversion, the holder together with the certain related parties would beneficially own in excess of 4.99% of the Common Stock outstanding immediately after giving effect to such conversion, subject to certain adjustments.

The First Debenture bears interest at an annual rate of 5.0%, unless an event of default occurs and remains uncured, upon which the Convertible Debentures will bear interest at an annual rate of 18.0%. The Convertible Debentures will mature on November 7, 2027.

The Company will not be required to make monthly cash payments pursuant to the Convertible Debentures unless an Amortization Event, as such term is defined below, has occurred and then the Company will make monthly cash payments each month until the entire outstanding amount under the Convertible Debentures have been repaid. An “Amortization Event” means (i) the VWAP of the Company’s Common Stock is lower than the Floor Price for any five of seven consecutive trading days, (ii) the Company has issued in excess of 99% of the Common Stock available under the Exchange Cap or (iii) Yorkville is unable to use the Registration Statement, as such term is defined below, for a period of 10 consecutive trading days.

The monthly cash payments will be in an amount equal to 1/5 of the original principal amount (or the outstanding principal amount of the Convertible Debentures if lower than such amount), plus a payment premium of 5% and all accrued and unpaid interest as of the date of such payment. Such Amortization Event payments will commence 7 days following the Amortization Event. The Securities Purchase Agreement includes customary registration rights, investor protections, and provisions governing trading activity, including limitations on short selling. The Company intends to use the proceeds from the facility for general corporate purposes, including supporting the expansion of its operations and development initiatives.

On May 7, 2026, pursuant to the Securities Purchase Agreement, the Company and Yorkville entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which Yorkville is entitled to certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Registration Rights Agreement, the Company is required to, on the 30th calendar day following the date of the Securities Purchase Agreement, file with the Securities and Exchange Commission a registration statement

(the “Registration Statement”) registering the resale by Yorkville of 5.4 million Conversion Shares. Under the Registration Rights Agreement, Yorkville was also granted piggyback registration rights under certain conditions as described in the Registration Rights Agreement.

On May 7, 2026, pursuant to the Securities Purchase Agreement, the Company and Yorkville entered into a Global Guarantee Agreement, pursuant to which, the Company and its subsidiaries agreed to guarantee all of the Company’s obligations under the Convertible Debentures.

Equipment Supply Contracts

On May 13, 2026, EM entered into eight separate equipment supply contracts (collectively, the “Contracts” and each a “Contract”) with ULVAC Korea, Ltd. (“ULVAC Korea”) for the purchase of vacuum induction melting furnaces and continuous vacuum sintering furnaces. The equipment is intended for use in the Company’s rare earth metal and rare earth permanent magnet production operations. A summary of the equipment to be supplied under the eight Contracts is set forth below:

Contract No.	Equipment	Quantity
W20260330-001-01	Vacuum Induction Melting Furnace (600 kg) – Magcaster-600C, with Karayaki-ro, Recovering Container Turning Device and Furnace Lining Turning Device	2 sets
W20260330-003-01	Vacuum Induction Melting Furnace (600 kg) – Magcaster-600C	2 sets
W20260330-004-01	Vacuum Induction Melting Furnace (50 kg) – FVI-50-SC	2 sets
W20260330-005-01	Continuous Vacuum Sintering Furnace – FSC-6150C-8	2 sets
W20260330-006-01	Continuous Vacuum Sintering Furnace – FHH-6150C-6	2 sets
W20260330-007-01	Vacuum Induction Melting Furnace (600 kg) – Magcaster-600C/A, with Karayaki-ro, Recovering Container Turning Device and Furnace Lining Turning Device	1 set
W20260330-008-01	Vacuum Induction Melting Furnace (600 kg) – Magcaster-600C/A	1 set
W20260330-009-01	Vacuum Induction Melting Furnace (50 kg) – FVI-50-SC/A	1 set

Material Terms

Delivery. Delivery is to be made on a DDP buyer final destination basis (Republic of Korea) no later than November 30, 2026. Delivery is to occur prior to completion of full installation and commissioning at the buyer’s site.

Payment Structure. Each Contract provides for payment in four installments tied to project milestones: a first installment due in May or July 2026; a second installment due in July or August 2026; a third installment due within five (5) days of shipment ex Dalian; and a final installment due within thirty (30) days of arrival at destination.

Performance Bond and Cargo Insurance.    ULVAC Korea is required to procure, and to submit to EM LLC within twenty-four (24) hours after execution of each Contract, a performance guarantee insurance policy issued by Seoul Guarantee Insurance Co., Ltd. covering ULVAC Korea’s delivery obligations. ULVAC Korea is also required, at its sole cost, to procure and maintain comprehensive inland, transit and marine cargo insurance covering the equipment from its facility through final delivery in the Republic of Korea.

Acceptance, Warranty and Late-Delivery Remedies.    Shipment of the equipment is conditioned upon successful completion of a Factory Acceptance Test (FAT) in the presence of EM LLC and mutual agreement on the On-site Installation Inspection Test Plan (ITP). ULVAC Korea will deliver technical specifications, acceptance criteria, equipment drawings, testing reports and the ITP prior to or during the FAT. ULVAC Korea provides a one (1) year warranty on the equipment, running from completion of full commissioning and commencement of normal operation at the buyer’s site. Late delivery (other than as a result of force majeure) is subject to a daily late-delivery penalty payable by ULVAC Korea, subject to a cap.

Cancellation, Force Majeure and Governing Law.    EM LLC has the right to terminate any Contract for its convenience at any time prior to delivery upon written notice, subject to a tiered cancellation charge that scales with the number of weeks between ULVAC Korea’s receipt of advance payment and the date of cancellation. Either party may terminate a Contract if a force majeure event continues for more than four (4) weeks. The Contracts are governed by the laws of the Republic of Korea, with disputes settled by arbitration in the Republic of Korea before the Korean Commercial Arbitration Board; the United Nations Convention on Contracts for the International Sale of Goods is expressly excluded.

Relationship.    ULVAC Korea is not a related party to the Company or EM LLC. The Contracts were negotiated on arm’s-length terms.

Nasdaq Delinquency Notice

On May 21, 2026, the Company received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that, because the Company had not yet filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the SEC. The notice had no immediate effect on the listing or trading of the Company’s securities on Nasdaq. Under Nasdaq rules, the Company had 60 calendar days, or until July 20, 2026, to submit a plan to regain compliance, and, if Nasdaq accepted such plan, Nasdaq could grant the Company an exception of up to 180 calendar days from the Form 10-Q filing due date, or until November 16, 2026, to regain compliance.

On May 22, 2026, the Company filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026. As a result of such filing, the Company believes it has cured the deficiency described in the Nasdaq notice and regained compliance with Nasdaq Listing Rule 5250(c)(1), subject to Nasdaq’s confirmation.

EM&T’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2026

The following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with our unaudited condensed consolidated financial statements as of March 31, 2026 and for the three months ended March 31, 2026 and 2025, and the related notes thereto, and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected in any future period. Amounts are presented in U.S. dollars.

Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we,” “us,” “our,” “the Company,” “EM&T” and “EMAT” refer to Evolution Metals & Technologies Corp. and its consolidated subsidiaries following the consummation of the Business Combination.

Business Overview

EM&T (formerly known as Welsbach Technology Metals Acquisition Corp. (“WTMA”)) is a fully integrated critical materials and technology company focused on building a secure, reliable, and self-sustaining U.S.-aligned supply chain for critical minerals and materials (“CMM”), including rare earth elements (“REEs”), primarily through the recycling of end-of-life materials (“urban mining”). End-of-life materials are recovered from products that have reached the end of their useful service life — such as batteries, electronic devices, motors, and magnets — which can no longer perform their intended function but still contain valuable metals and materials that can be recycled and reused in new manufacturing. EM&T owns and operates across the following midstream to downstream segments: (i) feedstock processing, (ii) oxide production, (iii) metal and alloy manufacturing, (iv) powder production, (v) the manufacture of bonded and sintered rare earth magnets, (vi) battery-grade sulfates and carbonates, (vii) precursor cathode active materials (“pCAM”), (viii) precious metals, and (ix) base metals. These outputs integrate directly into the supply chains of, and are suitable for direct delivery to, gigafactories, defense suppliers, original equipment manufacturers (“OEMs”), automotive manufacturers, and refineries. EM&T’s own operations are supported by advanced recycling processes, proprietary automation, and artificial intelligence-enabled systems, allowing the Company to continue to operate at commercial scale using proven technologies and experienced operating personnel to support a sustainable future through efficient processing and the application of cutting edge robotics and artificial intelligence (“AI”).

To achieve this vision, EM&T acquired Four Entities (as defined below) critical to the CMM supply chain in order to combine initial capabilities believed to serve as the foundation for the Company’s growth — transforming raw materials into essential components for further manufacturing; recycling lithium batteries; producing materials that are essential feedstocks used in the production of advanced magnets, which include (a) bonded magnets that are vital components in various high-tech applications (including automotive, aerospace, and consumer electronics industries) and (b) sintered magnets that are crucial for high-performance applications (particularly in the defense and aerospace sectors where precision and durability are paramount); developing AI software and machines to drive automation, innovation, and efficiency to reduce labor costs, lower manufacturing reject rates, and automating the quality of control processes. The Operating Companies include Handa Lab Co., Ltd., a Korean company (“Handa Lab”), KCM Industry Co., Ltd., a Korean company (“KCM”), KMMI Inc., a Korean company (“KMMI”), and NS World Co., Ltd., a Korean company (collectively with Handa Lab, KCM and KMMI, the “Four Entities” or the “Korean Companies”). As a result of the acquisition of the Four Entities, the Company is expected to produce materials annually, including magnets and battery metals to meet the growing global demand driven by the electrification of transportation, the expansion of green energies, advancements in healthcare technologies, military and defense manufacturing, and consumer appliances, among others.

Recent Developments

Recent events impacting our business are as follows:

On January 5, 2026 (the “Closing Date”), following the approval at the special meeting of the shareholders of WTMA, held on September 2, 2025, WTMA Merger Subsidiary LLC, a Delaware limited liability company, and a wholly owned subsidiary of EM&T (the “Merger Sub”) consummated a merger (the “Merger”) with and into Evolution Metals LLC (“EM”), a Delaware limited liability company, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of November 6, 2024, as amended by Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated as of November 11, 2024, as amended by Amendment No. 2 to Amended and Restated Agreement and Plan of Merger, dated February 10, 2025, as amended by Amendment No. 3 to Amended and Restated Agreement and Plan of Merger, dated March 31, 2025, as amended by Amendment No. 4 to Amended and Restated Agreement and Plan of Merger, dated June 11, 2025, as amended by Amendment No. 5 to Amended and Restated Agreement and Plan of Merger, dated July 21, 2025, and as amended by Amendment No. 6 to Amended and Restated Agreement and Plan of Merger, dated January 5, 2026 (the “Merger Agreement”). Accordingly, the Merger Agreement was adopted, and the Merger and other transactions contemplated thereby (collectively, the “Business Combination”) were approved and completed. At the closing of the Business Combination (the “Closing”) on January 5, 2026, pursuant to the Merger Agreement, Merger Sub merged with and into EM, with EM surviving the Merger as a wholly owned subsidiary of WTMA. On the Closing Date, pursuant to the Business Combination, WTMA changed its name to Evolution Metals & Technologies Corp. As part of the Business Combination and prior to the closing of the Merger, EM acquired Handa Lab, KCM, KMMI, and NS World.

On January 5, 2026, WTMA, entered into Amendment No. 6 to the Amended and Restated Agreement and Plan of Merger, which amended the Amended and Restated Agreement and Plan of Merger, by among other things, amended the recitals of the Merger Agreement, as well as certain definitions under the Merger Agreement, and also updated the list of minority equityholders.

On January 5, 2026, WTMA entered into that certain Agreement and Plan of Merger, dated as of January 5, 2026, by and among WTMA, EM, NewCo, Inc., Inc., a Delaware corporation (“NewCo”), and William David Wilcox Jr., as the sole stockholder of NewCo, as it may be amended or supplemented from time to time (the “Step 7 Merger Agreement”), pursuant to which Merger Sub merged with and into NewCo (the Step 7 Merger), on the terms and subject to the conditions set forth in the Step 7 Merger Agreement, with NewCo continuing as the surviving corporation in the Step 7 Merger. Thereafter, on January 5, 2026, Merger Sub merged with and into EM, with EM surviving the Step 8 Merger as a wholly owned subsidiary of WTMA. On the Closing Date, pursuant to the Business Combination, WTMA changed its name to Evolution Metals & Technologies Corp.

Precedent Transaction Agreements

As contemplated by the Merger Agreement, EM and WTMA entered into the following transactions that were consummated in connection with the Closing (the “Precedent Transactions”) in order to effectuate the Business Combination and which occurred prior to or at the Closing.

On January 5, 2026, in the first step of the Precedent Transactions, the EM Equityholder formed a wholly owned subsidiary and Delaware corporation (“US NewCo”) and immediately thereafter contributed 13,000 of the limited liability company common member units of EM (the “EM Member Units”) to US NewCo in exchange for 100 shares of common stock of US NewCo.

On January 5, 2026, in the second step of the Precedent Transactions, EM formed (i) a wholly owned subsidiary and Korean Chusik Hosea company (“Korea NewCo”) and (ii) a wholly owned subsidiary and Korean non-Chusik Hosea company (“Korea DRE”).

On January 5, 2026, in the third step of the Precedent Transactions, Korea DRE elected to be classified as a disregarded entity for U.S. federal income tax purposes.

On January 5, 2026, in the fourth step of the Precedent Transactions, EM contributed $78,870,000 (the “Capital Contribution”) to the capital of, and assigned its rights under certain heads of agreement between EM and each of the Korean Companies to Korea NewCo.

On January 5, 2026, in the fifth step of the Precedent Transactions, EM caused Korea NewCo to distribute the Capital Contribution to EM in exchange for 16,571 EM Member Units.

On January 5, 2026, in Step 6-A of the Precedent Transactions, Korea NewCo acquired Korean DRE from EM in exchange for KRW 10,000,000, after which Korea DRE became a wholly owned subsidiary of Korea NewCo.

On January 5, 2026, in Step 6-B of the Precedent Transactions, each equity holder of each of the equityholders of each of the Korean Companies (collectively, the “Korean Equityholders”) who did not exercise his, her or its appraisal rights with respect to all of his, her or its equity interests in the applicable Korean Company exchanged, pursuant to certain share exchange agreements, as amended (the “Korean Company Exchange Agreements”), those of his, her or its equity interests in the applicable Korean Company owned by such equityholder with respect to which such equityholder did not exercise the appraisal right for the respective portions of the EM Member Units and the remaining EM Member Units, which represented the fair market value of the shares of the Korean Companies with respect to which the appraisal rights are exercised, were transferred by Korea NewCo to each applicable Korean Company.

On January 5, 2026, in Step 6-C of the Precedent Transactions, Korea NewCo, pursuant to an agreement and plan of merger, merged with and into Korea DRE, such that the separate existence of Korea NewCo ceased and Korea DRE became the surviving company.

On January 5, 2026, EM and the applicable Korean Companies executed the Step 6-D transaction documents providing for EM’s acquisition of all EM Member Units held by such Korean Companies for an aggregate purchase price of $48,118,084. The payment of Step 6-D is contractually required to occur on the earlier of (i) 14 calendar days following EM’s consummation of a capital raise exceeding $50,000,000, or (ii) the third anniversary of the Korean Company Exchange Agreements, after which the Korean Companies will become wholly owned subsidiaries of Korea DRE following the required redemptions of interests subject to appraisal rights.

On January 5, 2026, in the seventh step of the Precedent Transactions, Merger Sub merged with and into US NewCo pursuant to Step 7 Merger Agreement, such that (i) the separate existence of Merger Sub ceased and US NewCo became the surviving corporation and a wholly owned subsidiary of WTMA and (ii) the EM Equityholder received $61,875,098 worth of WTMA Common Stock in consideration for such merger.

On January 5, 2026, the Merger and related transactions consummated under the Merger Agreement at the Closing were the eighth step of the Precedent Transactions and occurred immediately following the seventh step of the Precedent Transactions.

Registration Rights Agreement

In connection with the Closing, EMAT, WTMA’s sponsor, Welsbach Acquisition Holdings LLC (the “Sponsor”), certain former holders of WTMA Common Stock, certain former members of EM and certain other entities (such holders, collectively, the “RRA Holders”) entered into the Amended and Restated Registration Rights Agreement, dated as of the Closing Date (the “Registration Rights Agreement”), pursuant to which, among other things, EMAT is obligated to file, within 180 days following the Closing Date, a shelf registration statement to register the resale of certain securities of EMAT, including EMAT Common Stock, held by the RRA Holders after the Closing. The Registration Rights Agreement also provides the RRA Holders with certain demand and piggy-back registration rights, subject to certain requirements and customary conditions.

The Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the Closing Date and (b) with respect to any RRA Holder, on the date that such RRA Holder no longer holds any securities permitted to be registered pursuant to the Registration Rights Agreement.

Lock-up Agreements

In connection with the Business Combination, on the Closing Date, the stockholders of the Korean Companies, EM Convertible Preferred Unit holders, and holders of EM Member Units entered into lock-up agreements with respect to their equity interests and the shares of EMAT Common Stock that they received in the Business Combination pursuant to which they agreed to certain restrictions on transfer of their securities until seven calendar days following the Closing or until up to the third anniversary of the Closing.

Jones Day Lawsuit

On April 23, 2026, Jones Day filed a complaint against Evolution Metals LLC (“EM”), a Delaware limited liability company and a wholly owned subsidiary of the Company, in the Superior Court of Fulton County, State of Georgia, Civil Action No. 26CV005969. The complaint alleges claims for breach of contract, account stated, open account and attorneys’ fees arising from legal services allegedly provided by Jones Day to EM in connection with the Business Combination. Jones Day is seeking damages in the amount of approximately $3.9 million, plus prejudgment interest, attorneys’ fees, costs and expenses of collection, and such other relief as the court deems appropriate. The Company is currently evaluating the complaint and has not yet filed a formal response. The Company intends to vigorously defend itself in this matter. At this time, the Company is unable to predict the ultimate outcome of the proceeding or reasonably estimate the amount of any potential loss, if any.

Securities Purchase Agreement, Convertible Debentures and Related Agreements

On May 7, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with YA II PN, LTD. (“Yorkville”), a fund managed by Yorkville Advisors Global, LP, pursuant to which the Company agreed to issue and sell to Yorkville convertible debentures in the aggregate principal amount of up to $100,000,000 (the “Convertible Debentures” and each a “Convertible Debenture”), which will be convertible into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock,” and as converted, the “Conversion Shares”).

The first Convertible Debenture (the “First Debenture”) in the principal amount of $20,000,000 was issued on May 7, 2026. The second Convertible Debenture in the principal amount of $5,775,000 is expected to be issued upon effectiveness of the Registration Statement on Form S-1, which the Company has agreed to file pursuant to the Registration Rights Agreement, as such term is defined below. Additionally, pursuant to the Securities Purchase Agreement, up to $74,225,000 in Convertible Debentures shall be purchased in subsequent tranches from time to time upon the mutual agreement of the Company and Yorkville.

Each Convertible Debentures will have a purchase price equal to 97% of principal amount thereunder. Each Convertible Debenture is convertible into Conversion Shares at a conversion price equal to the lower of $12.09 or 95% of the lowest daily volume-weighted average price (“VWAP”) during the 5 consecutive trading days immediately preceding the conversion date. The Company shall not issue any Conversion Shares upon conversion of the Convertible Debentures held by Yorkville if the issuance of such Conversion Shares would exceed the aggregate number of Common Stock that the Company may issue in compliance with the Company’s obligations under the rules or regulations of the Nasdaq Stock Market (the “Exchange Cap”). The Exchange Cap will not apply if the Company obtains the approval of its stockholders as required by the applicable rules of the Nasdaq Stock Market for issuances of Common Stock in excess of such amount. In addition, no conversion will be permitted to the extent that, after giving effect to such conversion, the holder together with the certain related parties would beneficially own in excess of 4.99% of the Common Stock outstanding immediately after giving effect to such conversion, subject to certain adjustments.

The First Debenture bears interest at an annual rate of 5.0%, unless an event of default occurs and remains uncured, upon which the Convertible Debentures will bear interest at an annual rate of 18.0%. The Convertible Debentures will mature on November 7, 2027.

The Company will not be required to make monthly cash payments pursuant to the Convertible Debentures unless an Amortization Event, as such term is defined below, has occurred and then the Company will make monthly cash payments each month until the entire outstanding amount under the Convertible Debentures have been repaid. An “Amortization Event” means (i) the VWAP of the Company’s Common Stock is lower than the floor price for any five of seven consecutive trading days, (ii) the Company has issued in excess of 99% of the Common Stock available under the Exchange Cap or (iii) Yorkville is unable to use the Registration Statement, as such term is defined below, for a period of 10 consecutive trading days.

The monthly cash payments will be in an amount equal to 1/5 of the original principal amount (or the outstanding principal amount of the Convertible Debentures if lower than such amount), plus a payment premium of 5% and all accrued and unpaid interest as of the date of such payment. Such Amortization Event payments will commence 7 days following the Amortization Event. The Securities Purchase Agreement includes customary registration rights, investor protections, and provisions governing trading activity, including limitations on short selling. The Company intends to use the proceeds from the facility for general corporate purposes, including supporting the expansion of its operations and development initiatives.

On May 7, 2026, pursuant to the Securities Purchase Agreement, the Company and Yorkville entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which Yorkville is entitled to certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Registration Rights Agreement, the Company is required to, on the 30th calendar day following the date of the Securities Purchase Agreement, file with the Securities and Exchange Commission a registration statement (the “Registration Statement”) registering the resale by Yorkville of 5.4 million Conversion Shares. Under the Registration Rights Agreement, Yorkville was also granted piggyback registration rights under certain conditions as described in the Registration Rights Agreement.

On May 7, 2026, pursuant to the Securities Purchase Agreement, the Company and Yorkville entered into a Global Guarantee Agreement, pursuant to which, the Company and its subsidiaries agreed to guarantee all of the Company’s obligations under the Convertible Debentures.

Equipment Supply Contracts

On May 13, 2026, EM entered into eight separate equipment supply contracts (collectively, the “Contracts” and each a “Contract”) with ULVAC Korea, Ltd. (“ULVAC Korea”) for the purchase of vacuum induction melting furnaces and continuous vacuum sintering furnaces. The equipment is intended for use in the Company’s rare earth metal and rare earth permanent magnet production operations. A summary of the equipment to be supplied under the eight Contracts is set forth below:

Contract No.	Equipment	Quantity
W20260330-001-01	Vacuum Induction Melting Furnace (600 kg) – Magcaster-600C, with Karayaki-ro, Recovering Container Turning Device and Furnace Lining Turning Device	2 sets
W20260330-003-01	Vacuum Induction Melting Furnace (600 kg) – Magcaster-600C	2 sets
W20260330-004-01	Vacuum Induction Melting Furnace (50 kg) – FVI-50-SC	2 sets
W20260330-005-01	Continuous Vacuum Sintering Furnace – FSC-6150C-8	2 sets
W20260330-006-01	Continuous Vacuum Sintering Furnace – FHH-6150C-6	2 sets
W20260330-007-01	Vacuum Induction Melting Furnace (600 kg) – Magcaster-600C/A, with Karayaki-ro, Recovering Container Turning Device and Furnace Lining Turning Device	1 set
W20260330-008-01	Vacuum Induction Melting Furnace (600 kg) – Magcaster-600C/A	1 set
W20260330-009-01	Vacuum Induction Melting Furnace (50 kg) – FVI-50-SC/A	1 set

Material Terms

Delivery. Delivery is to be made on a DDP buyer final destination basis (Republic of Korea) no later than November 30, 2026. Delivery is to occur prior to completion of full installation and commissioning at the buyer’s site.

Payment Structure. Each Contract provides for payment in four installments tied to project milestones: a first installment due in May or July 2026; a second installment due in July or August 2026; a third installment due within five (5) days of shipment ex Dalian; and a final installment due within thirty (30) days of arrival at destination.

Performance Bond and Cargo Insurance.    ULVAC Korea is required to procure, and to submit to EM LLC within twenty-four (24) hours after execution of each Contract, a performance guarantee insurance policy issued by Seoul Guarantee Insurance Co., Ltd. covering ULVAC Korea’s delivery obligations. ULVAC Korea is also required, at its sole cost, to procure and maintain comprehensive inland, transit and marine cargo insurance covering the equipment from its facility through final delivery in the Republic of Korea.

Acceptance, Warranty and Late-Delivery Remedies.    Shipment of the equipment is conditioned upon successful completion of a Factory Acceptance Test (FAT) in the presence of EM LLC and mutual agreement on the On-site Installation Inspection Test Plan (ITP). ULVAC Korea will deliver technical specifications, acceptance criteria, equipment drawings, testing reports and the ITP prior to or during the FAT. ULVAC Korea provides a one (1) year warranty on the equipment, running from completion of full commissioning and commencement of normal operation at the buyer’s site. Late delivery (other than as a result of force majeure) is subject to a daily late-delivery penalty payable by ULVAC Korea, subject to a cap.

Cancellation, Force Majeure and Governing Law.    EM LLC has the right to terminate any Contract for its convenience at any time prior to delivery upon written notice, subject to a tiered cancellation charge that scales with the number of weeks between ULVAC Korea’s receipt of advance payment and the date of cancellation. Either party may terminate a Contract if a force majeure event continues for more than four (4) weeks. The Contracts are governed by the laws of the Republic of Korea, with disputes settled by arbitration in the Republic of Korea before the Korean Commercial Arbitration Board; the United Nations Convention on Contracts for the International Sale of Goods is expressly excluded.

Relationship.    ULVAC Korea is not a related party to the Company or EM LLC. The Contracts were negotiated on arm’s-length terms.

Market Developments, Trends, and Uncertainties

Our business is affected by macroeconomic, geopolitical, regulatory, technological and industry-specific trends that impact demand for critical minerals and materials, the availability and cost of feedstock, customer purchasing decisions, financing availability and our ability to scale our operations. As a newly public company that completed the Business Combination on January 5, 2026, our historical results may not be indicative of future results, particularly as we integrate the Korean Companies, pursue additional financing, and seek to expand our midstream and downstream critical materials platform.

Demand for critical minerals and materials continues to be driven by the electrification of transportation, renewable energy infrastructure, defense and aerospace applications, industrial automation, consumer electronics and other advanced manufacturing applications. Many of these applications rely on materials and components such as rare earth oxides, rare earth metals and alloys, bonded magnets, sintered magnets, battery materials, precious metals and base metals. We believe these demand drivers create long-term market opportunities for companies with capabilities across recycling, processing, refining and downstream manufacturing. However, demand in these markets may fluctuate based on customer production schedules, capital spending cycles, commodity prices, electric vehicle adoption rates, defense procurement priorities, interest rates, tariffs, trade restrictions and broader macroeconomic conditions.

The global supply chain for rare earth elements, battery materials, permanent magnets and other critical materials remains highly concentrated in Asia, particularly in China. This concentration has increased customer, governmental and industry focus on developing alternative, secure and geographically diversified supply chains. Geopolitical tensions, export controls, tariffs, sanctions, industrial policy initiatives and national security considerations may increase demand for U.S.-aligned and non-China sources of critical materials and related products. At the same time, these factors may also increase operating complexity, affect the availability or cost of feedstock and equipment, create uncertainty in customer procurement decisions, and require us to invest significant capital before realizing commercial benefits.

We believe recycling and “urban mining” represent an increasingly important source of critical materials supply. End-of-life batteries, electronic devices, motors, magnets and other materials contain valuable metals and materials that can be recovered, processed and reused in new manufacturing. The ability to convert these end-of-life materials into commercially usable outputs may reduce reliance on primary mining, shorten supply chains, support sustainability objectives and provide customers with alternative sources of supply. However, the recycling market remains subject to uncertainties, including variability in feedstock availability, feedstock composition, collection economics, transportation and handling costs, regulatory requirements, customer qualification timelines and the technical complexity of producing materials that meet customer specifications.

Our operating results will also be affected by our ability to integrate and scale the Korean Companies acquired in connection with the Business Combination. These companies provide the Company with initial capabilities in magnet-related materials, bonded and sintered magnets, and automation and AI-enabled manufacturing systems. We expect the integration of these businesses to require substantial management attention, working capital and capital expenditures. Our ability to realize the anticipated benefits of the Business Combination will depend on, among other things, our ability to coordinate operations across jurisdictions, retain key personnel, maintain customer and supplier relationships, improve capacity utilization, execute expansion plans, implement consistent financial reporting and internal control processes, and secure additional financing on acceptable terms.

Because our growth strategy is capital intensive, our future performance will depend significantly on our ability to raise additional capital. We expect to require substantial funding to support working capital, public company costs, integration activities, capital expenditures, equipment purchases, facility expansion, research and development, customer qualification processes and potential future acquisitions. If we are unable to obtain financing on acceptable terms or at all, we may be required to delay, reduce or abandon certain expansion plans, which could materially and adversely affect our business, financial condition and results of operations. In addition, financing transactions may result in dilution to existing stockholders, increased leverage, restrictive covenants or other terms that could adversely affect our business.

Our results may also be affected by changes in commodity prices, foreign currency exchange rates and interest rates. Many of our products and feedstocks are linked directly or indirectly to the market prices of metals and critical materials, which may be volatile. Changes in these prices may affect revenue, gross margin, inventory valuation, customer demand and supplier economics. In addition, because a significant portion of our current operations is conducted in Korea, fluctuations between the Korean won and the U.S. dollar may affect our reported results, cash flows and financial position. Rising interest rates or constrained credit markets may also increase the cost of capital and reduce the availability of financing for us and our customers.

As a result of becoming a public company, we expect to incur additional costs, including costs related to financial reporting, legal and accounting compliance, internal control development, investor relations, insurance and governance matters. We also expect that certain non-cash and non-operating items may continue to affect our reported results, including fair value changes in financial instruments, credit loss provisions, foreign currency gains and losses, and changes in liabilities related to dissenting shareholder appraisal rights. These items may cause significant period-to-period volatility and may not directly reflect the underlying operating performance of our business.

Given these factors, our near-term results may be difficult to predict and may vary significantly from period to period. We are still in the early stages of operating as a combined public company, and our ability to achieve our business plan will depend on the successful integration of the acquired businesses, access to capital, development of customer relationships, execution of expansion initiatives, stability of supply chains and broader market acceptance of our products and technologies.

Key Factors Affecting our Performance

Our results of operations, financial condition and cash flows are affected by a number of factors, including those described below. As a result of the Business Combination completed on January 5, 2026, our historical results may not be comparable to our future results, and our operating results may vary significantly from period to period as we integrate the Korean Companies, operate as a public company, pursue financing and execute our growth strategy.

Ability to Obtain Additional Financing

Our business plan is capital intensive and depends significantly on our ability to obtain additional financing on acceptable terms. We expect to require substantial capital to fund working capital needs, public company costs, integration activities, equipment purchases, facility upgrades, customer qualification processes, research and development, expansion projects and potential future acquisitions. Our ability to raise capital may be affected by market conditions, investor demand, interest rates, our operating performance, regulatory developments and broader macroeconomic factors. If we are unable to obtain sufficient financing when needed, or if financing is available only on unfavorable terms, we may be required to delay, reduce or abandon certain business initiatives, which could materially and adversely affect our business, financial condition and results of operations.

Integration of the Korean Companies

Our future performance will depend in part on our ability to successfully integrate Handa Lab, KCM, KMMI and NS World following the Business Combination. The integration process requires management attention and may involve operational, financial, legal, tax, accounting, human resources, information technology, reporting and internal control matters. Our ability to realize the anticipated benefits of the Business Combination will depend on, among other things, our ability to retain key personnel, coordinate operations across jurisdictions, maintain customer and supplier relationships, implement consistent financial reporting and internal control processes, align strategic priorities and manage working capital requirements. Any delays or difficulties in integration could adversely affect our operating results and delay our ability to execute our growth strategy.

Capacity Utilization and Production Ramp-Up

Our revenues and margins are expected to be affected by the timing and pace at which we utilize and expand our production capacity. Certain of our acquired operations are expected to require additional capital investment, equipment purchases, facility improvements, process optimization, customer qualification and working capital before reaching targeted operating levels. Our ability to increase production volumes and improve operating efficiency will depend on the availability of equipment, skilled labor, raw materials and feedstock, as well as our ability to implement automation and quality control processes. Delays in ramping production or lower-than-expected capacity utilization may result in lower revenue, reduced gross margin and higher unit costs.

Customer Demand and Qualification

Our products are intended to serve customers in industries such as automotive, aerospace, defense, electronics, industrial manufacturing, gigafactories, OEMs and refineries. Sales into these markets may require customer qualification, testing, technical validation, sample production, commercial negotiation and, in certain cases, regulatory or customer-specific approval processes. The timing and success of customer qualification may affect when we are able to convert commercial opportunities into revenue. Demand for our products may also be affected by end-market conditions, customer production schedules, procurement policies, commodity prices, geopolitical considerations and customer efforts to diversify supply chains away from concentrated sources of critical materials.

Availability and Cost of Feedstock and Raw Materials

Our operations depend on the availability, quality and cost of feedstock and raw materials, including end-of-life materials, magnet-related materials, electronic scrap, batteries, metals and other critical materials. Feedstock availability may fluctuate based on collection economics, competition, regulatory requirements, transportation costs, commodity prices and supplier relationships. Variability in feedstock composition may also affect processing yields, production costs and product quality. If we are unable to secure sufficient feedstock or raw materials on commercially acceptable terms, our ability to operate and scale our business may be adversely affected.

Commodity Price Volatility

Many of our products and feedstocks are exposed directly or indirectly to the market prices of critical materials, rare earth elements, battery materials, precious metals and base metals. These prices may be volatile and may be affected by supply and demand dynamics, geopolitical developments, trade restrictions, tariffs, currency movements, energy prices, inventory levels and macroeconomic conditions. Changes in commodity prices may affect our revenue, cost of sales, gross margin, inventory values and customer demand. In periods of significant price volatility, our results of operations may fluctuate even if production volumes remain stable.

Foreign Currency Exposure

A significant portion of our current operating activities is conducted in Korea, while our reporting currency is the U.S. dollar. Accordingly, our results of operations, financial position and cash flows may be affected by fluctuations in exchange rates, particularly between the Korean won and the U.S. dollar. Foreign currency fluctuations may affect the translated value of our revenues, expenses, assets and liabilities, as well as the cost of imported equipment, materials and services. We may also be exposed to transaction gains and losses on monetary assets and liabilities denominated in currencies other than the applicable functional currency.

Public Company Costs and Compliance Requirements

Following the Business Combination, we became subject to the reporting, governance, internal control and compliance requirements applicable to public companies. We expect to incur additional expenses related to financial reporting, legal and accounting services, audit and review procedures, investor relations, directors’ and officers’ insurance, board and committee matters, internal controls and other public company infrastructure. These costs may be significant, particularly in the periods immediately following the Business Combination, and may adversely affect our near-term results of operations.

Non-Cash and Non-Operating Items

Our reported results may be affected by non-cash and non-operating items that may not directly reflect the underlying performance of our operating businesses. These items may include changes in fair value of financial instruments, credit loss provisions, foreign currency gains and losses, interest expense, and changes in liabilities related to dissenting shareholder appraisal rights. These items may cause significant period-to-period volatility in our results of operations and may make it more difficult to compare our operating performance across periods.

Regulatory, Trade and Geopolitical Developments

Our business is affected by regulatory, trade and geopolitical developments relating to critical minerals and materials, rare earth elements, battery materials, recycling, environmental regulation, national security, export controls, tariffs and industrial policy. Government policies that support domestic or allied critical materials supply chains may create opportunities for our business. However, changes in laws, regulations, trade restrictions, permitting requirements, tariffs, sanctions or export controls may also increase costs, restrict supply chains, delay customer decisions or otherwise adversely affect our operations. Because our business involves operations and supply chains across multiple jurisdictions, we may be affected by regulatory and political developments in the United States, Korea and other markets in which we source materials, operate or sell products.

Factors Affecting the Comparability of our Results

Our historical results of operations may not be comparable to our future results of operations, and our results for the three months ended March 31, 2026 may not be comparable to the three months ended March 31, 2025, primarily due to the consummation of the Business Combination, the acquisition of the Korean operating companies, the inclusion of post-combination public company costs, changes in the fair value of financial instruments, and the Company’s change in tax status, as described below.

Expenses Associated with the Business Combination

On January 5, 2026, the Company consummated the Business Combination. In connection with the Business Combination, the Company incurred significant transaction-related, professional, accounting, legal, valuation, advisory, public company readiness and other corporate costs. In addition, the Company recognized significant non-cash losses from changes in the fair value of financial instruments, including the July Investment Agreement derivative and CPU Share Allocation Obligations. These fair value changes and transaction-related costs materially affected the Company’s results of operations for the three months ended March 31, 2026 and may limit comparability to prior periods.

Acquisitions

Immediately prior to the consummation of the Business Combination, the Company acquired controlling interests in the Korean operating companies. As a result, the Company’s results of operations for the three months ended March 31, 2026 include revenues, cost of sales, operating expenses, assets and liabilities of the Korean operating companies following the acquisition date, while the comparable prior-year period primarily reflects the historical results of EM LLC before the acquisition of such operating businesses. Accordingly, the Company’s results of operations for the periods presented are not directly comparable. The Company may continue to pursue acquisitions as part of its growth strategy, which could further affect comparability of future periods.

Income Taxes

Following the Business Combination, EM&T is subject to U.S. federal and state income taxes as a corporation. EM LLC, the accounting predecessor, was treated as a pass-through entity for U.S. federal income tax purposes and was generally not subject to U.S. federal income tax at the entity level. In addition, following the acquisition of the Korean operating companies, the Company is subject to income taxes in Korea. As a result, the Company’s income tax expense and effective tax rate for periods following the Business Combination may not be comparable to historical periods prior to the Business Combination.

Our future results of operations may not be comparable to the historical results of operations for the periods presented, primarily for the reasons described below.

Business Segments

We operate our business through a single operating and reportable segment focused on rare earth magnet-related products and technologies. Following the Business Combination, our current operating activities are primarily conducted through the Korean Companies, with our near-term operating focus on rare earth magnet-related products and technologies. As our broader critical materials platform develops, including e-scrap recycling, battery recycling and related metals recovery activities, we expect to continue evaluating our segment presentation based on the manner in which management reviews operating results, allocates resources and assesses performance.

Our operating activities consist of the production and development of rare earth magnet materials and finished magnet products. These activities include rare earth metals, rare earth alloys, sintered magnets and bonded magnets. These products are used, or are expected to be used, in a range of high-performance and industrial applications, including automotive, aerospace, defense, industrial automation, consumer electronics and other advanced manufacturing end markets.

Our current operating business following the acquisition of the Korean Companies supports the Company’s strategy to participate across the rare earth magnet supply chain, from magnet-related materials and alloy production to bonded and sintered magnet manufacturing. Over time, the Company intends to expand these rare earth magnet-related operations beyond Korea, including through the development of a U.S. industrial campus designed to replicate and scale the Company’s Korean commercial capabilities in the United States. The planned U.S. expansion is expected to support the Company’s broader strategy of establishing a secure, reliable and U.S.-aligned supply chain for rare earth magnet materials and finished magnet products.

Our operating performance is affected by, among other things, customer demand, capacity utilization, production yields, availability and pricing of rare earth materials, customer qualification timelines, foreign currency movements, labor and energy costs, access to growth capital, timing of facility expansion, and our ability to expand production capacity and improve operating efficiency.

Components of Results of Operations

Revenues

The Company derives revenue from manufacturing and selling magnet and magnet materials. The Company recognizes revenue when it satisfies performance obligations under the terms of its contracts, and control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products.

Cost of sales

Cost of sales represent all direct and indirect costs associated with the manufacture of our products. Cost of goods sold consists primarily of direct costs associated with inventory and delivery of the Company’s goods, including freight costs. Cost of sales also includes inventory impairment, allocated personnel-related expenses and allocated facilities and overhead costs.

Other operating income and expense

Other operating income primarily consists of government grants, rental income, income from the provision of technical services, gain on the disposal of tangible assets, and brokerage income. Other operating expense primarily consists of loss on disposal of asset.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of corporate service functions such as finance, legal, human resources and information technology expenses, as well as rent, utilities, depreciation, amortization and insurance costs.

Other non-operating income and expenses

Other non-operating income includes miscellaneous income. Other non-operating expense primarily includes other costs consist of miscellaneous loss and amortization of accumulated actuarial loss and loss on disposal of tangible assets and loss from shares repurchase liability.

Interest income and expenses

Interest income primarily consists of interest earned on the Company’s notes receivable and other non-trade receivables, including related-party receivables.

Interest expense primarily consists of interest incurred on the Company’s debt obligations, including short-term debt, related-party debt, long-term debt, and assumed obligations in connection with the Business Combination.

Finance income

Finance income primarily includes realized gain on deposit or loan.

Finance expense

Finance expense primarily consists of interest incurred on our finance leases, financing obligations and outstanding loans, as well as losses on derivatives.

Gain (loss) on foreign currency

Gain (loss) on foreign currency primarily consists of the translation of monetary assets and liabilities denominated in foreign currencies.

Gain (loss) on financial instruments

Gain (loss) on financial instruments primarily consists of non-cash changes in the fair value of the Company’s financial instruments that are measured at fair value each reporting period.

Results of Operations

The following table summarizes our results of operations for the following periods (dollars in thousands):

	Three Months Ended March 31,		Change
	2026	2025
	($)	($)	($)	(%)
Revenues	1,879	—	1,879	*
Cost of sales	(1,434)	—	(1,434)	*
Gross Profit	445	—	445	*
Other operating income	—	—	—	*
Selling, general and administrative expenses	(16,100)	(2,802)	(13,298)	475%
Operating income (loss)	(15,655)	(2,802)	(12,853)	459%
Interest expense (income), net	(705)	(493)	(212)	43%
Provision for credit losses	—	(470)	470	(100)%
Change in fair value of financial instruments	(425,227)	(15,467)	(409,760)	2649%
Other expense (income)	1,273	250	1,023	409%
Income before income taxes	(440,314)	(17,996)	(422,318)	2347%
Income taxes (benefit)	—	—	—	*
Net loss from operations	(440,314)	(17,996)	(422,318)	2347%

Revenues

Revenues were $1.9 million for the three months ended March 31, 2026 as compared to $0.0 million for the three months ended March 31, 2025, an increase of $1.9 million. The percentage change is not meaningful because the Company did not generate revenues during the prior-year period. This increase was primarily due to the Company’s acquisition of the Korean operating companies in connection with the Business Combination, which resulted in the Company recognizing product sales generated in Korea during the three months ended March 31, 2026.

Cost of sales

Cost of sales were $1.4 million for the three months ended March 31, 2026 as compared to $0.0 million for the three months ended March 31, 2025, an increase of $1.4 million. The percentage change is not meaningful because the Company did not incur cost of sales during the prior-year period. The Company’s cost of sales for the three months ended March 31, 2026 increased compared to the three months ended March 31, 2025, mainly as a result of the commencement of revenue-generating product sales activities through the Korean operating companies acquired in connection with the Business Combination.

Selling, general and administrative expenses

Selling, general and administrative expenses were $16.1 million for the three months ended March 31, 2026 as compared to $2.8 million for the three months ended March 31, 2025, an increase of $13.3 million, or 475%. This increase was primarily due to higher corporate, professional, transaction-related and public company costs incurred in connection with the Business Combination and post-combination operations, together with the inclusion of selling, general and administrative expenses of the Korean operating companies acquired in connection with the Business Combination.

Operating loss

Operating loss was $15.7 million for the three months ended March 31, 2026 as compared to $2.8 million for the three months ended March 31, 2025, an increase of $12.9 million, or 459%. This increase was primarily due to the increase in selling, general and administrative expenses, partially offset by gross profit generated from the Korean operating companies during the three months ended March 31, 2026.

Other non-operating income and losses, net

Other non-operating income and losses, net were a loss of $424.7 million for the three months ended March 31, 2026 as compared to a loss of $15.2 million for the three months ended March 31, 2025, an increase in net loss of $409.5 million, or 2,695%. This increase was primarily due to a $425.2 million non-cash loss from the change in fair value of financial instruments during the three months ended March 31, 2026, compared to a $15.5 million non-cash loss from the change in fair value of financial instruments during the three months ended March 31, 2025. The increase was partially offset by other income of $1.3 million recognized during the three months ended March 31, 2026, compared to other income of $0.3 million during the three months ended March 31, 2025, and the absence of provision for credit losses during the three months ended March 31, 2026, compared to provision for credit losses of $0.5 million during the three months ended March 31, 2025.

Income taxes (benefit)

Income tax expense was $0.0 million for each of the three months ended March 31, 2026 and 2025. There was no income tax expense or benefit recognized during either period, and therefore there was no period-over-period increase or decrease.

Segment Results of Operations

The following table presents our revenue by segment as well as the dollar and percentage change from the prior year (dollars in thousands):

	Three Months Ended March 31,		Change
	2026	2025
	($)	($)	($)	(%)
Revenues:
Rare Earth Magnets	1,796	—	1,796	*
Other	83	—	83	*
Total	1,879	—	1,879	*

The following table presents our gross profit by segment as well as the dollar and percentage change from the prior year (dollars in thousands):

	Three Months Ended March 31,		Change
	2026	2025
	($)	($)	($)	(%)
Gross Profit:
Rare Earth Magnets	392	—	392	*
Other	53	—	53	*
Total	445	—	445	*

Liquidity and Going Concern

Overview

We are an early-stage company. Our future capital requirements will depend on many factors, including the timing and extent of our research and the acquisition of processing facilities. In order to finance these opportunities and associated costs, it is possible that the Company would need to raise additional financing if the proceeds received from other equity financing are insufficient to support its business needs. While there can be no assurances, the Company intends to raise such capital through additional equity raises. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to it or at all. If the Company is unable to raise additional capital on acceptable terms when needed, its product development business, results of operations and financial condition would be materially and adversely affected.

Historically, the Company’s primary sources of liquidity have been cash flows from issuance of convertible preferred units. The Company reported a net loss of $440.3 million for the three months ended March 31, 2026. As of March 31, 2026, the Company had an aggregate cash balance of $5.4 million and a net working capital deficit of $81.8 million. These are indicators of substantial doubt as to the Company’s ability to continue as a going concern for at least one year from issuance of the unaudited condensed consolidated financial statements. The Company’s ability to continue as a going concern is dependent upon the management of its expenses and its ability to obtain necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due, and upon profitable operations.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date the unaudited condensed consolidated financial statements were available to be issued. The unaudited condensed consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Sources of Liquidity

In assessing liquidity, we monitor and analyze cash on-hand and operating expenditure commitments. Our business is capital intensive and requires substantial expenditure for, among other things, the purchase and maintenance of equipment used in our operations, and to remain in compliance with environmental laws. Our short-term and long-term liquidity needs arise primarily from working capital requirements, capital expenditures, including expansion projects and principal and interest payments related to our outstanding indebtedness. Our liquidity as of March 31, 2026, and March 31, 2025, is as follows (dollars in thousands):

	March 31, 2026	March 31, 2025
Cash and cash equivalents	$5,389	$3,733
Restricted cash	$34	$—
Working capital (deficit), excluding cash, cash equivalents, and restricted cash	$(87,215)	$(81,159)
Accumulated deficit	$(1,119)	$(78,889)

During the three months ended March 31, 2026, we did not raise a significant amount of additional external financing in connection with the Business Combination. The Business Combination did not include significant external financing at closing, and management is actively pursuing additional sources of capital, including equity and strategic financing arrangements, to support the Company’s operations and growth initiatives.

The Business Combination provided the Company with access to the public capital markets and established EM&T as a Nasdaq-listed public company. However, the transaction did not result in significant cash proceeds at closing. Accordingly, our liquidity following the Business Combination continues to depend on our ability to manage operating expenditures, fund working capital needs, service existing indebtedness, and raise additional capital through equity, debt, strategic financing or other arrangements. There can be no assurance that such financing will be available on acceptable terms, or at all.

Subsequent to March 31, 2026, on May 7, 2026, the Company entered into a Securities Purchase Agreement with YA II PN, Ltd., a fund managed by Yorkville Advisors Global, LP, pursuant to which the Company agreed to issue and sell convertible debentures in an aggregate principal amount of up to $100.0 million. The Company issued the first convertible debenture in the principal amount of $20.0 million on May 7, 2026. A second convertible debenture in the principal amount of $5.8 million is expected to be issued upon effectiveness of a resale registration statement on Form S-1, and up to an additional $74.2 million in convertible debentures may be purchased in subsequent tranches from time to time upon the mutual agreement of the Company and Yorkville.

Cash flows

The following table summarizes our cash flows from operating, investing and financing activities for the following periods (dollars in thousands):

	Three Months Ended March 31,		Change
	2026(1)	2025	($)	(%)
Net cash provided by (used in) operating activities	(5,569)	(2,063)	(3,506)	70%
Net cash provided by (used in) investing activities	1,005	(474)	1,479	(412)%
Net cash provided by (used in) financing activities	(1,741)	3,655	(5,396)	(248)%
Net increase (decrease) in cash and cash equivalents	(6,296)	1,118	(7,414)	(763)%

____________

(1)      March 31, 2026 figures includes immaterial effect of exchange rate changes on cash and cash equivalents, and restricted cash

Net cash flows used in operating activities

For the Three Months Ended March 31, 2026 (unaudited) net cash used in operating activities of $5.6 million as compared to $2.1 million for the three months ended March 31, 2025. The difference was a result of higher operating expenditures following the Business Combination and the inclusion of the Korean operating companies.

Net cash flows used in investing activities

For the Three Months Ended March 31, 2026 (unaudited), net cash provided in investing activities was $1.0 million as compared to net cash used by investing activities of $0.5 million for the three months ended March 31, 2025. The difference was a result of net cash acquired in the Business Combination, partially offset by increases in loans, acquisitions of property, plant and equipment and leasehold deposits.

Net cash flows provided by financing activities

For the Three Months Ended March 31, 2026 (unaudited), net cash provided by financing activities was $1.7 million as compared to $3.7 million for the three months ended March 31, 2025. The difference was a result of payments made to effectuate the reverse recapitalization, constructive disbursements to related parties, repayments of debt and lease liabilities, and payments for appraisal rights during the three months ended March 31, 2026. In the prior-year period, net cash provided by financing activities primarily reflected proceeds from the issuance of convertible preferred units.

Dissenting Shareholder Appraisal Rights

In connection with the share exchange transactions contemplated by the share exchange agreements dated February 10, 2025, as amended (collectively, the “Agreements”), by and among the Company, EMT Sub Co. Ltd (“EMT Sub”), and the other operating companies party thereto, shareholders who formally dissented at the general meeting of shareholders held to approve the share exchange (the “Share Exchange EGM”) were granted statutory appraisal rights under the Korean Commercial Code (the “Appraisal Rights”).

Pursuant to the Agreements, dissenting shareholders may obtain the Appraisal Rights by delivering to the Company, within 20 days from the date of the Share Exchange EGM, a written notice identifying the class and number of shares for which appraisal rights are elected (the “Appraisal Shares”). Upon receipt of valid notice, the Company is contingently required to repurchase the Appraisal Shares within two (2) months, provided the Share Exchange remains in effect and the dissenting shareholder does not withdraw its notice (by mutual agreement with the Company), after which any unpaid amount will begin to accrue interest at a statutorily dictated 6% interest rate per annum. The repurchase price for Appraisal Shares is determined by mutual agreement between the Company and the applicable dissenting shareholder through the Agreements.

Management accounts for these appraisal rights as a liability under ASC 480 measured at fair value, with changes recognized in earnings, until the obligation becomes unconditional at merger close. In January 2026, the Company completed the Business Combinations. This event legally obligates the Company to repurchase the Appraisal Shares in accordance with the terms above. The payment amount was approximately $48.3 million as of the closing of the share exchange transaction and continues to accrue statutory interest until the actual payment date. Because the appraisal rights obligation is denominated in Korean Won, the U.S. dollar carrying amount of the liability is affected by changes in the USD/KRW exchange rate. As a result of changes in the exchange rate between the closing date and March 31, 2026, the U.S. dollar-equivalent carrying amount of the liability decreased from the initial obligation amount. As of March 31, 2026, a liability of $46.2 million was recorded in non-trade accounts payable on the condensed consolidated balance sheets.

Contractual Obligations

The following table presents a summary of our contractual obligations, including payments due by period, as of March 31, 2026 (in thousands):

	2026(3)	2027	2028	2029	Thereafter	Total
Operating lease(1)	$17	$2	$—	$—	$—	$19
Finance lease(1)	$56	$52	$25	$14	$5	$152
Debt obligations(2)	$2,694	$2,080	$571	$478	$720	$6,543
Total	$2,767	$2,134	$596	$492	$725	$6,714

____________

(1)      Future lease payment obligations for operating and finance lease liabilities.

(2)      Long-term debt principal repayment obligations for individual cash loans, our bank loans, and loans provided by Korea Small and Medium-sized Enterprises and Startups Agency and Industrial bank of Korea.

(3)      Represents the period April 1, 2026 through December 31, 2026.

As of March 31, 2026, there have been no material changes to our contractual obligations and commitments since December 31, 2025.

Issuance of Note Receivables and Note Receivables — Related Party

During 2025 and 2026, the Company entered into unsecured promissory notes with the Sponsor in the amounts of $1.1 million and $0 million, respectively (the “WTMA Sponsor Notes”). The WTMA Sponsor Notes are non-interest bearing and mature on the earlier of the (a) Closing or (b) liquidation of WTMA.

In connection with the Business Combination, the Company effectively settled a preexisting relationship with WTMA through its prior note receivable. As of December 31, 2025, $1.2 million was included in non-trade accounts receivable related to loans made to WTMA. As of the Closing Date, the loan receivable amount was $2.7 million. In connection with the settlement of the preexisting relationship, the Company recognized a gain of $1.2 million included in other income (expense), net, due to the difference between the Company’s carrying value of the notes and the settlement amount recorded by WTMA.

During 2026, the Company entered into one unsecured promissory note with the voting member of the Company in the aggregate principal amount of $0.5 million (the “2026 Related Party Notes”). The 2026 Related Party Notes are non-interest bearing and mature on the earlier of (a) the Closing or (b) December 31, 2026. The proceeds from the 2026 Related Party Notes were used primarily to fund general and administrative expenditures incurred on behalf of the Company, including transaction-related costs, professional fees, operational support activities, business development expenditures, organizational expenses, and other expenditures incurred in furtherance of the Company’s business activities and strategic objectives. As of March 31, 2026, the outstanding balance of the 2026 Related Party Notes was included in non-trade accounts receivable — related parties on the Company’s condensed consolidated balance sheets, net of the related allowance for credit losses, as applicable.

Off Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2026.

Critical Accounting Estimates

The above discussion and analysis of our financial condition and results of operations is based upon our unaudited condensed consolidated financial statements. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and judgments that affect the amounts reported. Our significant accounting policies are described in Note 2 - Summary of Significant

Accounting Policies of the accompanying Notes to Unaudited Condensed Consolidated Financial Statements of the Company in Part I, Item 1 of this Form 10-Q, of which this exhibit forms a part. Critical accounting policies are those that we consider to be the most important in portraying our financial condition and results of operations and also require the greatest amount of judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. During the three months ended March 31, 2026, the only significant changes to our critical accounting estimates are as follows:

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), for interim financial information and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP. The accompanying unaudited condensed consolidated financial statements reflect all adjustments including normal recurring adjustments, which, in the opinion of the Company’s management, are necessary to present fairly the financial position, results of operations, and cash flows for the periods presented in accordance with GAAP. References to GAAP issued by the FASB in the accompanying notes to the unaudited condensed consolidated financial statements are to the FASB Accounting Standards Codification (“ASC”). The unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. The accompanying unaudited condensed consolidated financial statements are presented in US dollars and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Business Combination

The accounting for business combinations is considered a critical accounting estimate because it requires management to make significant judgments in determining the fair values of assets acquired and liabilities assumed, including identifiable intangible assets and goodwill, in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. These estimates involve the use of complex valuation techniques and assumptions that are inherently uncertain, and changes in these assumptions could have a material impact on the Company’s unaudited condensed consolidated financial statements. The purchase price allocation required management to estimate the fair values of acquired tangible and intangible assets and assumed liabilities as of the acquisition date. Significant assumptions used in these valuations included projected future cash flows, discount rates, and growth rates. Management believes these assumptions were reasonable based on information available at the time; however, actual results may differ from these estimates. Changes in key assumptions could affect the recorded amounts of acquired assets and liabilities and future results of operations through amortization expense or impairment charges. Goodwill arising from business combinations is not amortized but is tested for impairment at least annually or upon the occurrence of triggering events, and adverse changes in market conditions, integration results, or operating performance could increase the likelihood of a future goodwill impairment that could be material to the Company’s financial position and results of operations.

Fair Value of Financial Instruments

The Company’s financial instruments with a carrying value that approximates fair value consist of cash and cash equivalents, prepaid and other current assets, notes receivable, convertible notes receivable, accounts payable and accrued expenses because of the short-term nature or expected settlement dates of these instruments.

Convertible Preferred Unit

EM Convertible Preferred Units consist of preferred units issued with either (i) an option to convert into New EM Common Stock at the option of the holders or (ii) automatic conversion into New EM Common Stock ninety days after closing of the Business Combination. The EM Convertible Preferred Units are accounted for as permanent equity in the scope of ASC 815, “Derivatives and Hedging” (“ASC 815”) and recorded at fair value which is representative of the proceeds received.

Derivative Liabilities

Certain agreements the Company entered into either require the Company to issue or provide the Company the option to issue a variable number of shares of New EM Common Stock to certain investors and vendors. The Company applies ASC 480, “Distinguishing Liabilities and Equity” (“ASC 480”), ASC 815, and ASC 718, “Compensation — Stock Compensation” (“ASC 718”) in its evaluation of the terms of each agreement. Financial instruments that were identified in each agreement and

•        meet the criteria to be accounted for as a liability in accordance with ASC 480 were reported at fair value at issuance and re-measured to fair value each reporting period with changes in the estimated fair value of the liability recognized as a non-cash gain or loss on the accompanying consolidated statements of operations;

•        do not meet the criteria to be accounted for as a liability in accordance with ASC 480 and do not meet the criteria to be accounted for as equity in accordance with ASC 815 are accounted for as a liability and were reported at fair value at issuance and re-measured to fair value each reporting period with changes in the estimated fair value of the liability recognized as a non-cash gain or loss on the accompanying consolidated statements of operations;

•        meet the criteria of a liability-classified share-based payment transaction in accordance with ASC 718 were measured based on the fair value of the transaction on the date of grant and remeasured to fair value each reporting period until settlement.

Agreements where multiple financial instruments are identified that would individually warrant separate accounting as a derivative instrument are bundled together as a single, compound embedded derivative that is bifurcated and accounted for separately from the host contract in accordance with ASC 815.

Revenue Recognition

The Company only has revenue from customers. The Company recognizes revenue when it satisfies performance obligations under the terms of its contracts, and the control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products.

This process involves identifying the customer contract, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer, and (b) is separately identified in the contract. The Company considers a performance obligation satisfied once it has transferred control of a good or product to a customer, meaning the customer has the ability to direct the use and obtain the benefit of the product.

EM&T’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this section to the “Company,” “EM&T,” “EMAT,” “our,” “us” or “we” refer to Evolution Metals & Technologies Corp., a Delaware corporation formerly known as Welsbach Technology Metals Acquisition Corp. References to our “management” or our “management team” refer to our officers and directors, and references to the “Sponsor” refer to Welsbach Acquisition Holdings LLC. References to “Merger Sub” refer to WTMA Merger Subsidiary LLC, a Delaware limited liability company and former direct wholly owned subsidiary of the Company.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below in this section and those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Evolution Metals & Technologies Corp. is a fully integrated critical materials and technology company focused on building a secure, reliable, and self-sustaining U.S.-aligned supply chain for critical minerals and materials (“CMM”), including rare earth elements (“REEs”), primarily through the recycling of end-of-life materials (“urban mining”). End-of-life materials are recovered from products that have reached the end of their useful service life — such as batteries, electronic devices, motors, and magnets — which can no longer perform their intended function but still contain valuable metals and materials that can be recycled and reused in new manufacturing. EM&T owns and operates across the following midstream to downstream segments: (i) feedstock processing, (ii) oxide production, (iii) metal and alloy manufacturing, (iv) powder production, (v) the manufacture of bonded and sintered rare earth magnets, (vi) battery-grade sulfates and carbonates, (vii) precursor cathode active materials (“pCAM”), (viii) precious metals, and (ix) base metals. These outputs integrate directly into the supply chains of, and are suitable for direct delivery to, gigafactories, defense suppliers, original equipment manufacturers (“OEMs”), and refineries. EM&T’s own operations are supported by advanced recycling processes, proprietary automation, and artificial intelligence-enabled systems, allowing the Company to continue to operate at commercial scale using proven technologies and experienced operating personnel.

History of EM&T

Evolution Metals & Technologies Corp. (the “Company”) (formerly known as Welsbach Technology Metals Acquisition Corp. (“WTMA”)) was a blank check company incorporated in the State of Delaware for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. WTMA consummated its initial public offering in 2021, and its securities were listed on Nasdaq.

Evolution Metals LLC (“EM”), a Delaware limited liability company, was formed in February 2024 for the purpose of building an integrated midstream and downstream critical materials platform focused on recycling, processing, and manufacturing products derived from end-of-life materials, including rare earth elements, permanent magnets, battery metals, and precious metals.

In connection with its formation, EM was organized as a holding company intended to acquire and integrate operating businesses with established commercial capabilities across critical materials recycling, metal and alloy manufacturing, and advanced materials processing.

Prior to the consummation of the Business Combination, EM completed the acquisition of (i) Handa Lab Co., Ltd., (ii) KCM Industry Co., Ltd., (iii) KMMI INC., and (iv) NS World Co., Ltd., each a corporation organized under the laws of the Republic of Korea (collectively, the “Korean Companies”). The Korean Companies operate commercial-scale facilities engaged in the production of rare earth oxides, metals, alloys, powders, and permanent magnets, and collectively represent the core operating assets of EM.

On January 5, 2026 (the “Closing Date”), WTMA Merger Subsidiary LLC, a wholly owned subsidiary of Welsbach Technology Metals Acquisition Corp. (“WTMA”), merged with and into EM pursuant to the Amended and Restated Agreement and Plan of Merger, with EM surviving as a wholly owned subsidiary of WTMA (the “Merger”). In connection with the Closing, WTMA changed its name to Evolution Metals & Technologies Corp. (“EM&T”).

As a result of the Business Combination, EM&T is a holding company, all of whose assets are held directly or indirectly by, and all of whose operations are conducted through, EM and its subsidiaries, including the Korean Companies. EM is the Company’s primary operating subsidiary and holds substantially all of the operating assets of the consolidated enterprise. As the sole equity owner of EM, EM&T exercises full control over the management and operations of EM and its subsidiaries.

The Business Combination is a subsequent event that occurred after the periods for which the financial information herein is presented. However, an annual report on Form 10-K, including financial statements of the Company for the periods presented herein, is required to be filed with the SEC. The financial information included in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects the historical operations of the Company prior to the Business Combination, unless otherwise noted. For additional information on the Business Combination please see the section titled “Recent Developments”.

Results of Operations

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities for the period ended December 31, 2025 were in connection with the search for a prospective initial Business Combination. We do not expect to generate any operating revenues until after the completion of our initial Business Combination, at the earliest. We generate non-operating income in the form of interest income from the proceeds of the IPO placed in the Trust Account. We incurred expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a Business Combination.

For the year ended December 31, 2025, we had a net loss of $1,789,441, which primarily consists of operating expenses of $1,948,431, franchise taxes of $92,400 and a provision for income taxes of $38,685, partially offset by interest earned on cash held in the Trust Account in total of $276,616.

For the year ended December 31, 2024, we had a net loss of $899,927, which primarily consists of operating expenses of $1,428,060, franchise taxes of $154,785 and a provision for income taxes of $125,950, partially offset by interest earned on cash held in the Trust Account in total of $808,868.

Liquidity, Capital Resources and Going Concern

On December 30, 2021, the Company consummated the IPO of 7,500,000 units, each Unit containing one share of common stock and one right to receive 1/10 of one share of common stock upon the consummation of the Business Combination, generating gross proceeds of $75,000,000, which is discussed in Note 3 to the consolidated financial statements.

Simultaneously with the closing of the IPO, the Company consummated the sale of 347,500 private placement units (“Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to the Company’s sponsor, Welsbach Acquisition Holdings LLC (the “Sponsor”) generating gross proceeds of $3,475,000 which is described in Note 4 to the consolidated financial statements.

The Company granted the underwriters a 45-day option to purchase up to 1,125,000 Units to cover Over-allotment, if any. On January 14, 2022, the underwriters partially exercised the option and purchased 227,686 additional Units (the “Over-allotment Units”), generating gross proceeds of $2,276,860.

Upon the closing of the Over-allotment on January 14, 2022, the Company consummated a private sale of an additional 4,554 Private Placement Units at a price of $10.00 per Private Placement Unit, generating gross proceeds of $45,540. As of January 14, 2022, a total of $77,276,860 of the net proceeds from the IPO (including the Over-allotment Units) and the sale of Private Placement Units were placed in the Trust Account. As the Over-allotment option was only partially exercised, 224,328 shares of common stock purchased by the Initial Stockholders were forfeited for no consideration.

Offering costs for the IPO amounted to $4,663,218, consisting of $1,500,000 of underwriting fees, $2,625,000 of deferred underwriting fees payable (which are held in the trust account) and $538,218 of other costs. The deferred underwriting fee payable of $2,704,690 was contingent upon the consummation of a Business Combination by September 30, 2023, subject to the terms of the Underwriting Agreement.

For the year ended December 31, 2025, cash used in operating activities was $1,328,287. Net cash provided by investing activities was $6,069,575 mainly reflecting cash withdrawn from trust account in connection with redemption and to pay franchise and income taxes. Net cash used in financing activities was $4,738,451 reflecting redemption and partially offset by the proceeds from working capital loans entered into with the related party.

For the year ended December 31, 2024, cash used in operating activities was $1,459,263. Net cash provided by investing activities was $12,320,164 mainly reflecting cash withdrawn from trust account to pay franchise and income taxes and cash withdrawn from trust account in connection with redemption. Net cash used in financing activities was $11,027,925 mainly reflecting proceeds from convertible promissory notes and working capital loans entered into with the related party and redemption of common stock.

At December 31, 2025, we had cash held in the Trust Account of $6,464,974. We used substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete our Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies. For the year ended December 31, 2025, the Company had $6,069,575 withdrawal from the Trust Account in connection with redemption and to pay franchise taxes.

At December 31, 2025, we had operating cash of $4,022, outside of the Trust Account. We used the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete the Business Combination.

Through December 31, 2025, the Company withdrew a total of $1,045,248 from the Trust Account for taxes of which was utilized to pay for franchise and income taxes. Through December 31, 2024, the Company withdrew a total of $841,386 from the Trust Account for taxes of which was utilized to pay for franchise and income taxes. As of December 31, 2025 and 2024, there is no outstanding balance under restricted cash. For the period ended December 31, 2025 and 2024, amounts accrued for interest and penalties related to franchise tax were $552 and $7,935, respectively.

Going Concern

Subsequent to December 31, 2025, on January 5, 2026, the Company consummated its business combination with Evolution Metals LLC, including the acquisition of KCM Industry Co., Ltd., KMMI Inc., NS World Co., Ltd., and Handa Lab Co., Ltd. Management considered this subsequent event in its going concern assessment. However, the business combination did not result in the receipt of significant external funding at closing, and therefore the Company’s liquidity position was not materially improved as a result of the transaction. The combined company is currently planning to conduct a primary equity offering within the next several months to raise additional capital, and if such financing is successfully completed, management believes the going concern conditions may be alleviated.

As a result of the foregoing, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern for the twelve-month period from the date the financial statements are available to be issued. The financial statements do not include any adjustments relating to the recovery of recorded assets or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Related Party Transactions

Related Party Loans

In order to finance transaction costs in connection with the Business Combination, certain of the Company’s officers and directors loaned the Company funds as was required. If the Company completed its Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination did not close, the Company was entitled to use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

On September 30, 2022 and December 30, 2022, the Company issued two promissory notes, each for $772,769 (the “First Promissory Note” and “Second Promissory Note,” respectively) to the Sponsor in connection with the Extension. The First Promissory Note and Second Promissory Note bear no interest and are payable upon the earlier to occur of (i ) consummation of the Company’s initial Business Combination out of the proceeds of the Trust Account released to the Company or (ii) at the Sponsor’s discretion, converted, in full or in part, upon consummation of the Company’s Business Combination into additional private units at a price of $10.00 per unit.

On March 30, 2023, April 30, 2023, May 30, 2023, June 30, 2023, July 30, 2023 and August 30, 2023, the Company issued six promissory notes to the Sponsor in connection with the March Extensions (the “Third”, “Fourth”, “Fifth”, “Sixth”, “Seventh”, and “Eighth” Promissory Notes) in the principal amount of $125,000 for each note. The First Promissory Note together with Second through Eighth Promissory Notes (collectively, the “Convertible Promissory Notes”) bear no interest and shall be payable upon the earlier to occur of (i) upon consummation of the Company’s initial Business Combination out of the proceeds of the Trust Account released to the Company’s or (ii) at the Sponsor’s discretion, converted, in full or in part, upon consummation of the Company’s Business Combination into additional private units at a price of $10.00 per unit (the “Conversion”).

On July 30, 2023, the Company issued a promissory note (the “Working Capital Note 1”) in the principal amount of $84,000 to the Sponsor in exchange for cash. The Company drew an additional $100 from this promissory note which resulted in a total outstanding amount of $84,100.

On August 30, 2023, September 28, 2023, November 10, 2023, December 29, 2023, March 20, 2024, June 28, 2024, September 30, 2024, December 31, 2024, March 31, 2025, June 30, 2025, September 30, 2025 and December 31, 2025, the Company issued promissory notes in the principal amounts of $378,000, $22,000, $50,000, $15,000, $373,737, $177,773, $192,069, $4048,287, $474,490, $286,259, $106,716 and $259,798, respectively (“Working Capital Notes 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13,” respectively), to the Sponsor in exchange for cash.

Working Capital Note 1, together with Working Capital Notes 2, 3, 4,5,6,7, 8, 9, 10, 11, 12 and 13 the (hereinafter, collectively, the “Working Capital Notes”) are non-interest bearing, unsecured promissory notes that will not be repaid in the event that the Company is unable to close an initial Business Combination unless there are funds available outside the Trust Account to do so. Such Working Capital Notes would either be paid upon consummation of the initial Business Combination out of the proceeds of the Trust Account released to the Company or, at the Sponsor’s discretion, converted, in full or in part, upon consummation of the initial Business Combination into additional private units at a price of $10.00 per unit. Additional Working Capital Notes may be funded at the discretion of the Sponsor, in total amounts for the Working Capital Notes series not to exceed $4 million.

The Convertible Promissory Notes and Working Capital Notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, convertible into private units of the post-Business Combination entity at a price of $10.00 per unit. The conversion feature was analyzed under ASC 470-20, “Debt with Conversion or Other Options”, the note did not include any premium or discounts. The conversion option did not include elements that would require bifurcation under ASC 815-40, “Derivatives and Hedging.” The convertible note payable and conversion feature does not meet the requirements for classification under ASC 480 and as a result is not required to be accounted for as a liability under ASC 480. In this case, the conversion feature embedded within the convertible promissory note does not require bifurcation and as a result remains embedded within the debt instrument because the convertible promissory note conversion feature does not meet the definition of a derivative as it fails the net settlement requirement. The embedded conversion feature does qualify as equity under ASC 815-40 as the exercise contingency is not based on an observable market or index unrelated to the issuer, the instrument meets the fixed-for-fixed criteria under ASC 815-40-15, meets the requirements for equity classification pursuant to ASC 815-40-25-1 and 25-2 and does not meet the definition of a derivative as it fails the net settlement requirement. Based on this analysis, the scope exception would apply, and the embedded conversion feature would fail to satisfy the third bifurcation condition within ASC 815-15-25-1.

As of December 31, 2025 and 2024, respectively, there was $2,296,371 outstanding under the Convertible Promissory Notes reported in Convertible promissory notes — related party in the accompanying consolidated balance sheets.

As of December 31, 2025 and 2024, respectively, there were $2,868,228 and $1,740,966 outstanding under the Working Capital Notes reported in Working capital loans — related party in the accompanying consolidated balance sheets.

On May 3, 2023, the Company and Welsbach Holdings Pte Ltd (the “Backstopper”), an affiliate of the Sponsor, entered into a backstop agreement (the “Backstop Agreement”) pursuant to which the Backstopper guarantees any deficiency of restricted cash which may exist as of December 31, 2025, and agrees to advance funds as needed to remedy any such deficiency.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2025. We do not participate in transactions that create relationships with entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations or operating lease obligations.

The Company issued two promissory notes, each in the principal amount of $772,769 to the Sponsor. These promissory notes bear no interest and are payable upon the earlier to occur of (i) consummation of the Company’s initial Business Combination out of the proceeds of the Trust Account released to the Company or (ii) at the Sponsor’s discretion, converted, in full or in part, upon consummation of the Company’s Business Combination into additional private units at a price of $10.00 per unit.

The Company issued six promissory notes, each in the principal amount of $125,000 to the Sponsor. These promissory notes bear no interest and are payable upon the earlier to occur of (i) consummation of the Company’s initial business combination out of the proceeds of the Trust Account released to the Company or (ii) at the Sponsor’s discretion, converted, in full or in part, upon consummation of the Company’s Business Combination into additional private units at a price of $10.00 per unit.

On July 30, 2023, the Company issued Working Capital Note 1 in the principal amount of $84,000 to the Sponsor in exchange for cash. The Company drew an additional $100 from this promissory note which resulted in a total outstanding amount of $84,100.

On August 30, 2023, September 28, 2023, November 10, 2023, December 29, 2023, March 20, 2024, June 28, 2024, September 30, 2024, December 31, 2024, March 31, 2025, June 30, 2025, September 30, 2025 and December 31, 2025, the Company issued promissory notes in the principal amounts of $378,000, $22,000, $50,000, $15,000, $373,737, $177,773, $192,069, $4048,287, $474,490, $286,259, $106,716 and $259,798, respectively (“Working Capital Notes 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13,” respectively), to the Sponsor in exchange for cash.

As of both December 31, 2025 and 2024, there was an aggregate of $2,296,371 outstanding under the Convertible Promissory Notes reported in Convertible promissory notes — related party in the accompanying consolidated balance sheets.

As of December 31, 2025 and 2024, there were amounts of $2,868,228 and $1,740,966, respectively, outstanding under the Working Capital Notes reported in Working capital loans — related party in the accompanying consolidated balance sheets.

Factors That May Adversely Affect Our Results of Operations

On January 5, 2026, the Company consummated the Business Combination and is now focused on executing its post-combination operating plan and capital formation strategy. The Business Combination did not include significant external financing at closing, and the Company expects to require additional capital to support its operations and growth initiatives. Management is actively pursuing additional sources of capital, including equity and strategic financing arrangements.

The Company will need to raise additional capital through equity financings, debt financings, or additional investments from its Sponsor, stockholders, officers, directors, or third parties. There can be no assurance that such financing will be available on acceptable terms, or at all. If the Company is unable to raise additional capital, it may be required to take measures to conserve liquidity, which could include reducing or delaying certain operating and capital expenditures.

Following the Business Combination, our results of operations may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond our control. Our business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, and geopolitical instability, such as the military conflict in Ukraine and the Middle East. We cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, our consolidated financial statements may not be comparable to companies that comply with public company effective dates.

Additionally, we are relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of executive compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we are no longer an “emerging growth company,” whichever is earlier.

Critical Accounting Policies and Estimates

Critical Accounting Policies

Common Stock Subject to Possible Redemption

We account for our common stock subject to possible redemption in accordance with the guidance in FASB’s Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of our consolidated balance sheets. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit.

Net Loss per Share of Common Stock

The Company computes loss per share in accordance with ASC 260-10-45 “Earnings per Share”, which requires presentation of both basic and diluted loss per share on the face of the statement of operations. The Company’s public shares of common stock have a redemption right, which differ from the common shares that the sponsors hold. Accordingly, the Company has effectively two classes of shares, which are referred to as public shares of common stock and Founder Shares. Income and losses are shared pro rata between the two classes of shares. Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture by the Sponsor. At December 31, 2025, the Company did not have any dilutive securities and/or other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Critical Accounting Estimates

The preparation of consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. As of the end of the reporting period, we have not identified any critical accounting estimates.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management adopted ASU 2023-09 in our financial statements and disclosures as of December 31, 2025.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. ASU 2023-07 became effective as of December 31, 2024 and our management adopted ASU 2023-07 in our financial statements and related disclosures (see Note 9).

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

MANAGEMENT

The following sets forth the names, ages, and positions of our executive officers and directors as of certain information as of the filing date:

Name	Age	Position
David Wilcox	37	Executive Chairman of Board of Directors and Director
Frank (Suk Jin) Moon	54	Chief Executive Officer
Andrew F. Knaggs, Esq.	50	President
Christopher Clower	59	Chief Financial Officer and Chief Operating Officer
John Arrastia	61	Chief Legal Officer
Saul Locker	69	Director
Christopher C. Miller	59	Director
Amb. Robin S. Bernstein	71	Director
Thomas Stoddard	70	Director

Executive Officers

David Wilcox serves as Executive Chairman of the Board and as a Director of EM&T. He is also the Manager of Evolution Metals LLC. His career began at Deutsche Bank based in the London and New York offices, operating across four continents. David became a derivatives trading specialist who has run teams for regulatory overhaul initiatives worldwide, driving value from government policy change. He has a Bachelors in Business Administration from the University of Tennessee and a Post Graduate Degree in International Business from St. Mary’s University. in Twickenham, England. His vast experience in global finance and leadership will be pivotal in steering EM&T’s strategic direction and governance. We believe that Mr. Wilcox’s extensive professional experience in global finance and leadership qualifies him to serve as a director on the EM&T board of directors. Mr. Wilcox was elected at the June 2025 Business Combination Special Meeting to serve as a Class III director of EM&T upon the closing of the Business Combination.

Frank (Suk Jin) Moon serves as CEO for EM&T, overseeing operations in Asia and magnet midstream and downstream separation and processing. With over 35 years of experience in critical minerals and materials, Mr. Moon has held leadership roles in various prominent companies, including Australia Strategic Metals Ltd (ASM:AX), ASM Korea, KSM Technologies, KSM Metals Co., Ltd., and Alkane Resources. He has also contributed his expertise to Kay Tech in Hong Kong, Samwha Group’s Steel Division, Hydro Tech Korea, and Kyung Dong Group Global. Mr. Moon’s extensive career in the sector is underscored by his ability to manage complex projects and drive operational success in the processing of critical minerals and magnet materials. He holds a Bachelor of Science degree from the University of Sydney. His wealth of experience and leadership acumen make him a key driver of Evolution Metals’ global strategy in Asia and magnet materials.

Andrew F. Knaggs, Esq. serves as President of EM&T, bringing over 25 years of experience in government, military, and manufacturing sectors. He founded Knaggs Law PLLC and was previously CEO of PACEM Solutions International. Prior to PACEM he served as the Presidentially appointed Deputy Assistant Secretary of Defense. Mr. Knaggs also led research and engineering at a Department of Defense agency, overseeing a $1 billion R&D portfolio and a $300 million budget. A former U.S. Army Special Forces (Green Beret) officer, he holds a Bachelor of Science degree from West Point and a Juris Doctor from William & Mary Law School. He is a member of the D.C. Bar and holds FINRA Series 65 certification. Mr. Knaggs’ leadership and expertise in defense, law, and strategic management will be invaluable in guiding EM&T’s operations.

Christopher Clower serves as Chief Financial Officer and Chief Operating Officer of EM&T. Mr. Clower was appointed as the COO and a Director of WTMA upon the inception of WTMA in December 2023. From 2014-2024, Mr. Clower was an independent director of Malacca Trust Pte Ltd, a holding company in Singapore which is the majority owner of one of the leading asset management firms in Indonesia as measured by assets under management. Also, since 2014-2022, Mr. Clower was an independent commissioner on the board of PT Batavia Prosperindo Finance Tbk, an Indonesia consumer finance company listed on the Indonesia Stock Exchange. From 2010 to 2014, Mr. Clower was an independent advisor and principal investor of his own capital. From 2008 to 2010, Mr. Clower co-founded, built and sold PT Manoor Bulatn Lestari, an Indonesian resource company and achieved 30x MOIC in two years for himself and his investors. Prior to this, Mr. Clower was Managing Director and

Head of Corporate Finance in Merrill Lynch for Southeast Asia. From 1998 to 2009, Mr. Clower worked at Merrill Lynch and raised over $4 billion of capital in the resources space. Mr. Clower also worked at Deutsche Bank from 1997 to 1998, at Bankers Trust from 1994 to 1997, and at Crane Nuclear Valves from 1991 to 1994. Prior to working in the finance industry, Mr. Clower was an intelligence officer for the United States Air Force, serving at Clark Air Base in the Philippines with the 90th Tactical Fighter Squadron.

John Arrastia serves as Chief Legal Officer of EMAT. Mr. Arrastia brings over thirty years of experience as a first-chair trial attorney in domestic and international business and commercial disputes. His practice has encompassed representation of Fortune 500 companies, fiduciaries, government and quasi-governmental entities, and publicly traded and privately held businesses in complex arbitrations and in federal, state, and appellate courts. In addition to his litigation practice, Mr. Arrastia has served as an arbitrator for the American Arbitration Association in more than 200 commercial and international matters, reflecting deep expertise in dispute resolution, commercial risk management, and cross-border legal matters. His experience includes overseeing high-stakes disputes involving corporate governance, financial transactions, regulatory matters, and complex commercial relationships. Mr. Arrastia has been recognized by Chambers USA for his mastery of complex legal issues and for being attuned to client objectives and the most effective strategies to achieve them. He has been named among Lawdragon’s 500 Leading Litigators in America and has received additional recognition from Best Lawyers in America, America’s Most Honored Lawyers Top 1%, Florida Super Lawyers, Florida Trend’s Legal Elite, South Florida Legal Guide Top Lawyer, Legal Leaders Top Lawyers in Florida, and has earned an AV Preeminent rating from Martindale-Hubbell. Mr. Arrastia is a Senior Fellow of the Litigation Counsel of America and a Fellow of the American Bar Foundation. We believe that Mr. Arrastia’s extensive litigation, arbitration, and regulatory experience qualifies him to serve as Chief Legal Officer of EMAT.

Directors

David Wilcox serves as Executive Chairman of the Board and as a Director of EM&T. He is also the Manager of Evolution Metals LLC. His career began at Deutsche Bank based in the London and New York offices, operating across four continents. David became a derivatives trading specialist who has run teams for regulatory overhaul initiatives worldwide, driving value from government policy change. He has a Bachelors in Business Administration from the University of Tennessee and a Post Graduate Degree in International Business from St. Mary’s University. in Twickenham, England. His vast experience in global finance and leadership will be pivotal in steering EM&T’s strategic direction and governance. We believe that Mr. Wilcox’s extensive professional experience in global finance and leadership qualifies him to serve as a director on the EM&T board of directors. Mr. Wilcox was elected at the June 2025 Business Combination Special Meeting to serve as a Class III director of EM&T upon the closing of the Business Combination.

Saul Locker serves as a Director of EMAT. Mr. Locker brings over four decades of leadership experience in the corporate insurance, healthcare benefits, and employee benefit consulting industries. His career reflects a track record of building large-scale insurance platforms, managing national industry segments, leading sales organizations, and founding and scaling a successful benefits consulting firm, making him a strong addition to the EMAT Board. Mr. Locker began his career in 1980 with Liberty Mutual, where he spent six years and rose to Regional Manager. He subsequently joined Alexander & Alexander, then the second-largest insurance brokerage in the world with more than 65,000 employees, serving for twelve years as Regional Vice President and as a member of its executive leadership team. Following Aon’s acquisition of Alexander & Alexander in 1996, Mr. Locker became Regional President of Aon and led the National Healthcare Industry segment, overseeing industry strategy, client development, and sales execution across the United States and internationally. In 1998, Mr. Locker founded Alexander Benefits Consulting, a firm he led as Chief Executive Officer and Owner until its sale to NFP/Aon in 2024. Under his leadership, the firm grew into a nationwide platform with offices in all major U.S. markets and a client base that included major health systems, academic institutions, and large employers across the country. Mr. Locker is widely recognized for creating and scaling the Healthcare Benefits Consulting Trust in 1993, later known as the Healthcare Benefits Alliance Trust, the largest industry benefits trust in the United States. The Trust serves more than 1,000 hospitals and over one million employees nationwide, offering employee benefit programs that delivered substantially improved coverage at up to 30% lower cost for participating employers. The Trust’s client roster includes leading institutions such as Trinity Health, Consolidated Catholic Healthcare, Columbia University and its hospital system, Weill Cornell, Princeton University, Georgetown University, Notre Dame, and other major universities and healthcare systems. Mr. Locker successfully transitioned the Trust from Alexander & Alexander to Aon, and ultimately to Alexander Benefits Consulting. Mr. Locker holds an M.S. from Western Illinois University and an M.B.A. from Colorado State University. He was also a collegiate wrestler. He has served on several nonprofit boards in officer roles, including the Girl Scouts of America, the Alzheimer’s Association, St. Joseph Hospital (where he assisted in the funding and construction of the new hospital in Denver), and the Sisters of Charity of Leavenworth. We believe that Mr. Locker’s extensive experience in corporate insurance, large-scale benefit program design, national sales leadership, and organizational governance qualifies him to serve as a director on the EMAT Board of Directors. Mr. Locker was appointed by the EMAT Board on January 7, 2026 to serve as a Class III director of EMAT, effective immediately, to fill an existing vacancy on the Board due to the resignation of Chris Hansen as a Director of EMAT.

Christopher C. Miller serves as a Director of EM&T. Mr. Miller was a public servant for 34 years in the Army and the national security apparatus of the United States. His service culminated as the Acting Secretary of Defense of the United States where he oversaw the military’s $720 billion budget and successfully led its two million service members and 700k civilian employees through one of the most tumultuous periods in American history. Currently he is the Chief Strategy Officer for DZYNE Technologies, a cutting-edge company specializing in autonomous flight and uncrewed aerial systems (aka “drones”) and advises the private equity firm, Highlander Partners of Dallas, Texas. Mr. Miller is one of his generation’s most seasoned national security professionals. He possesses extensive cross-cultural and multigenerational experience operating from the ground-level with foreign governments and leading U.S. and allied military and security forces, to the highest corridors of power domestically and internationally. He has extensive Intelligence Community experience as well. The Senate unanimously confirmed Mr. Miller on August 6, 2020 as the Director of the National Counterterrorism Center where he was responsible for defending the U.S from terrorist attacks. Prior to his confirmation, Chris led the Department of Defense’s counterterrorism and irregular warfare efforts. He also served temporarily as the Assistant Secretary of Defense for Special Operations with responsibility for fighting Al Qaida, recovering American hostages and transforming the DoD to compete against rising powers. In 2018 and 2019 Chris was the Special Assistant to the President for Counterterrorism and Transnational Threats at the White House. As the government’s senior most policy-making official in those fields, Chris developed and implemented strategy and policy and provided counsel to the National Security Advisor, Vice-President, and President. Chris enlisted in the Army Reserve in 1983. In 1987 he became an Army officer through R.O.T.C and served 27 years in the Infantry and Special Forces (Green Berets). He planned and participated in the invasions of Afghanistan in 2001 and Iraq in 2003, in addition to numerous other deployments worldwide. After retiring from the Army in 2014, he provided advice to senior government officials and drove change in the fields of Special Operations, Political Warfare and Intelligence. Raised in Iowa City, Iowa, Chris received a Bachelor of Arts in History from the George Washington University. He earned a Master of Arts degree in National Security Studies from the Naval War College and is a graduate of the Army War College. With over 30 years of proven success leading and managing teams and organizations in the most complex, dynamic, demanding, and sensitive environments, Chris remains committed to transforming antiquated thinking and processes to ensure a strong national defense and secure Republic while advocating for members of our Armed Forces, Veterans and their families. His experiences and philosophy are available in his recently published book, “Soldier-Secretary: Warnings from the Battlefield & the Pentagon about America’s Most Dangerous Enemies”. We believe that Mr. Miller’s extensive professional experience in national security, leadership, strategic planning, and operational management qualifies him to serve as a director on the EM&T board of directors. Mr. Miller was elected at the June 2025 Business Combination Special Meeting to serve as a Class II director of EM&T upon the closing of the Business Combination.

Ambassador Robin S. Bernstein (ret.) serves as a Director of EM&T. Ambassador Bernstein was appointed by President Donald J. Trump to serve as the United States Ambassador to the Dominican Republic from July 2018 to January 2021. She has served as President of Richard S. Bernstein and Associates, Inc. of West Palm Beach, Florida from 2004-2018 and from 2018 to present, and is currently the Manager for Rbern Ventures, LLC, a business consulting company. Her over four decades of experience in business government and the non-profit community have demonstrated proven, resolute and successful leadership, diplomacy and management. Her vast variety of contacts in the areas of business, government and non-profit sectors have enabled her to contribute in many fields, such as education, disaster relief and women’s empowerment. Over the course of her career, Ambassador Bernstein has developed experience as an entrepreneur, diplomat, business consultant, insurance and real estate broker and registered representative of numerous companies. She has had the honor of serving two Presidential Administrations. Most recently, she retired as the U.S. Ambassador to the Dominican Republic and formerly served at the U.S. Department of Commerce in Washington, D.C. and Presidential transition team under President Jimmy Carter. Her work as an ambassador earned her many awards, most notably the Order of Duarte from the President of the Dominican Republic. Ambassador Bernstein has shown a demonstrated commitment to the non-profit sector serving on many boards and councils earning her many awards over the decades. She was Co-Founder of Palm Beach County Cares, a Florida relief effort for victims of Hurricane Maria in Puerto Rico and the Caribbean Islands, which delivered over 200,000 pounds of medicine and supplies to the ravaged islands. Ambassador Bernstein earned a double B.A. from American University, School of International Service in Language Area Studies and International Studies as well as an MBA from George Washington University, both in Washington, D.C. She speaks French and intermediate Spanish. We believe that Amb. Bernstein’s extensive professional experience in international relations, business strategy, leadership, and public service qualifies her to serve as a director on the EM&T board of directors. Ms. Bernstein was elected at the June 2025 Business Combination Special Meeting to serve as a Class II director of EM&T upon the closing of the Business Combination.

Thomas Stoddard serves as a Director of EM&T. Mr. Stoddard brings over 50 years of extensive experience in the real estate industry, with expertise spanning all facets of real estate development, operations, administration, accounting, and finance. He currently serves as the Chief Operating Officer at the UCR Group, LLC, a leading residential multi-family development and management firm. Throughout his distinguished career, he has gained experience across multiple property types, including hospitality, commercial office, industrial/R&D, residential housing, and retail. He has primarily held executive roles in finance for both public and private companies, contributing significantly to their success. Mr. Stoddard’s finance expertise includes serving as Corporate Treasurer for a public multinational real estate development firm, where he managed the financial operations of eight regional offices and maintained regular communication with corporate headquarters in Canada. His responsibilities have encompassed bank relations, money management and investments, corporate secured and unsecured lines of credit, standby letters of credit, construction and permanent financing, payroll administration, legal coordination, accounting, audits, and title company relationships. In addition to his financial acumen, Mr. Stoddard has extensive experience in real estate development and management. He served with a family-owned company managing full and limited-service hotels across the United States, including prominent flags such as Marriott, Hyatt, Hilton, Wyndham, Radisson, and Best Western. His responsibilities included overseeing franchise agreements, management contracts, property development and rehabilitation, marketing and advertising, property improvement plans (PIP), leasing retail and restaurant space, parking agreements, and analyzing regional Star Reports. Mr. Stoddard earned a Finance degree in Business Administration from the University of Southern California, where he was awarded a full academic scholarship. He is also a licensed Real Estate Broker in the State of California, further enhancing his qualifications and contributions to the real estate industry. We believe that Mr. Stoddard’s extensive professional experience in finance, real estate development, and operational management qualifies him to serve as a director on the EM&T board of directors. Mr. Stoddard was elected at the June 2025 Business Combination Special Meeting to serve as a Class I director of EM&T upon the closing of the Business Combination.

Corporate Governance

Composition of the Board of Directors

When considering whether directors have the experience, qualifications, attributes, and skills, taken as a whole, to enable EM&T’s Board of Directors to satisfy its oversight responsibilities effectively in light of the company’s business and structure, the Board focuses primarily on each person’s background and experience as reflected in the information provided in their individual biographies set forth above. The Board seeks to ensure an appropriate mix of experience and skills relevant to the size and nature of EM&T’s business.

Director Independence

EM&T’s Common Stock is listed on Nasdaq, and the company complies with the applicable rules of that exchange in determining whether a director is independent. The Board has undertaken a review of the independence of the directors and determined that each of Mr. Locker, Mr. Miller, Ambassador Bernstein, and Mr. Stoddard qualifies as “independent” as defined under the applicable Nasdaq rules.

The Board’s Risk Oversight Role

One of the key functions of our Board is informed oversight of our risk management process. Our Board does not currently have or anticipate having a standing risk management committee, but instead administers this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee assesses and monitors whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Committees of the Board of Directors

EM&T’s Board of Directors directs the management of the company’s business and affairs, as provided under Delaware law, and conducts its work through meetings of the Board and its standing committees. The Board maintains three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, each operating under a written charter.

From time to time, the Board may establish special committees when it deems it necessary or advisable to address specific issues. Current copies of all committee charters are available on EM&T’s website as required by SEC and Nasdaq rules.

Audit Committee

EM&T’s Audit Committee consists of Mr. Stoddard, Mr. Locker, and Mr. Miller, with Mr. Stoddard serving as Chair. The Board has determined that each of these directors meets the independence requirements of the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act, and the Nasdaq listing standards. Each member of the Audit Committee is able to read and understand fundamental financial statements in accordance with Nasdaq requirements.

The Board has further determined that Mr. Stoddard qualifies as an “audit committee financial expert” within the meaning of SEC regulations and satisfies Nasdaq’s financial sophistication standards, based on his formal education and extensive experience in financial and accounting roles.

The audit committee’s responsibilities include, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing EM&T’s independent registered public accounting firm;

•        discussing with EM&T’s independent registered public accounting firm their independence from management;

•        reviewing with EM&T’s independent registered public accounting firm the scope and results of their audit;

•        pre-approving all audit and permissible non-audit services to be performed by EM&T’s independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and EM&T’s independent registered public accounting firm the interim and annual financial statements that EM&T files with the SEC;

•        reviewing and monitoring EM&T’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

•        reviewing related party transactions; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

EM&T’s Compensation Committee consists of Mr. Locker, Mr. Stoddard, Mr. Miller, and Ambassador Bernstein, with Mr. Locker serving as Chair. The Board has determined that each of these directors is “independent” under Nasdaq and SEC standards.

The compensation committee’s responsibilities include, among other things:

•        reviewing and approving, either alone or together with the other independent members of the board of directors, the compensation of EM&T’s Chief Executive Officer and our other executive officers;

•        reviewing and recommending to our board of directors the compensation of EM&T’s non-employee directors;

•        selecting compensation consultants and advisors and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors; and

•        reviewing any equity plans proposed to be adopted by EM&T.

Nominating and Corporate Governance Committee

EM&T’s Nominating and Corporate Governance Committee consists of Mr. Locker, Mr. Stoddard, Mr. Miller, and Ambassador Bernstein, with Mr. Locker serving as Chair. The Board has determined that all members are “independent” under Nasdaq and SEC standards.

The nominating and corporate governance committee’s responsibilities include, among other things:

•        identifying individuals qualified to become members of EM&T’s board of directors, consistent with criteria approved by EM&T’s board of directors;

•        recommending to EM&T’s board of directors the nominees for election to EM&T’s board of directors at annual meetings of EM&T’s stockholders;

•        overseeing an evaluation of EM&T’s board of directors and its committees; and

•        developing and recommending to EM&T’s board of directors a set of corporate governance guidelines.

Code of Ethics

EM&T has adopted a Code of Ethics that applies to all directors, executive officers, and employees, including the principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is available on the company’s website at www.evolution-metals.com.

EM&T makes any legally required disclosures regarding amendments to, or waivers of, provisions of its Code of Ethics on its website rather than by filing a Current Report on Form 8-K. Information on or accessible through the website is not incorporated by reference into this prospectus and does not form part of it.

Insider Trading Policy

Our Board has adopted an insider trading policy governing the purchase, sale and/or other dispositions of its securities by directors, officers and certain employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations. Our insider trading policy is available on our corporate website, www.evolution-metals.com under “Investor Relations”.

Whistleblower Policy

Our Board has adopted a whistleblower policy to provide employees with a confidential and anonymous method for reporting concerns about the conduct of the Company or employees free from retaliation. Our whistleblower policy is available on our corporate website, www.evolution-metals.com under “Investor Relations”.

Compensation Recovery Policy

Our Board has adopted a compensation recovery policy, which provides that in the event the Company is required to prepare an accounting restatement due to noncompliance with any financial reporting requirements under the securities laws or otherwise erroneous data or the Company determines there has been a significant misconduct that causes financial or reputational harm, the Company shall recover a portion or all of any incentive compensation. Our compensation recovery policy is available on our corporate website, www.evolution-metals.com under “Investor Relations”.

Compensation Committee Interlocks and Insider Participation

None of EM&T’s executive officers serves, or has served during the past year, as a member of the board of directors or compensation committee of any entity, other than EM, that has one or more executive officers serving on EM&T’s Board of Directors.

Limitation on Liability and Indemnification of Directors and Officers

EM&T’s Charter limits the liability of its directors to the fullest extent permitted under the Delaware General Corporation Law (DGCL). The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to further limit or eliminate directors’ personal liability, the liability of EM&T’s directors is automatically limited to the fullest extent permitted by such amendment.

Delaware law and EM&T’s Bylaws provide that the company indemnifies its directors and officers, and may indemnify employees and other agents, to the fullest extent permitted by law. Any indemnified person is entitled, subject to certain limitations, to advancement or reimbursement of reasonable expenses (including attorneys’ fees) in advance of the final disposition of a proceeding.

EM&T has entered into separate indemnification agreements with each of its directors and executive officers. These agreements require the company to indemnify them for certain expenses, judgments, fines, and settlements incurred in actions arising out of their service to EM&T or to other entities at the company’s request.

The company maintains directors’ and officers’ liability insurance covering its directors and officers for actions taken in their capacities as such. The Board believes these provisions and agreements are necessary to attract and retain qualified directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or controlling persons of the company, the SEC has advised that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

COMPENSATION OF DIRECTORS AND OFFICERS

This section provides an overview of our executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which generally require compensation disclosure for its principal executive officer and its two other most highly compensated executive officers.

Evolution Metals LLC

For purposes of this disclosure and Item 402 of Regulation S-K, we view David Wilcox, EM’s manager, as the only named executive officer with respect to EM. No compensation or benefits were paid or provided to Mr. Wilcox for his services to EM during the year ended December 31, 2025 and December 31, 2024. Further, during the year ended December 31, 2025 and December 31, 2024, Mr. Wilcox was not party to any employment agreement or other compensation-related arrangement with EM. Further. EM did not maintain an equity compensation program or have any equity awards outstanding as of December 31, 2025. This disclosure therefore does not include a Summary Compensation Table, an Outstanding Equity Awards at Fiscal Year-End table, an Equity Compensation Plan Information table or narrative disclosures under Item 402 or Item 201(d), as applicable, of Regulation S-K, because there would be nothing to disclose in such tables and narratives.

Welsbach Technology Metals Acquisition Corp.

No executive officer or director of Welsbach Technology Metals Acquisition Corp. (“WTMA”) received any compensation for services rendered to WTMA during the year ended December 31, 2025 and December 31, 2024. Prior to the consummation of the Business Combination, WTMA did not pay, and was not obligated to pay, any compensation or fees of any kind, including finder’s fees, consulting fees, or other similar fees, to any of its executive officers, directors, or other insiders for services rendered prior to or in connection with the Business Combination.

WTMA’s executive officers and directors were entitled to reimbursement for out-of-pocket expenses incurred in connection with activities undertaken on WTMA’s behalf, including activities related to the Business Combination. There were no material reimbursable out-of-pocket expenses incurred by such individuals prior to the closing of the Business Combination.

Employment Agreements

On January 5, 2026, EMAT entered into the following executive employment agreements.

New Executive Chairman Agreement

On January 5, 2026, EMAT entered into an executive employment agreement (the “Executive Chairman Agreement”) with David Wilcox (referred to in this section titled New Executive Chairman Agreement as “Executive”). The Executive Chairman Agreement provides, among other things, that Executive shall be entitled to a base salary of $1,500,000 (the “Base Salary”) and shall be eligible for a performance-based annual bonus with tiers of 35%, 50%, and at least 75% of Base Salary, based on a combination of personal and Company key performance indicators Pursuant to the Executive Chairman Agreement, Executive is entitled to receive stock options covering 13,816,043 shares of EMAT common stock, subject to the terms of the Company’s management incentive plan and approval by the Compensation Committee. Executive may also be eligible to receive additional equity awards, including restricted stock units, as approved by the Compensation Committee. Upon a termination of employment for any reason, Executive will receive accrued but unpaid Base Salary, any accrued but unused vacation (if applicable), reimbursable business expenses, and vested benefits under applicable benefit plans. If Executive is terminated by the Company without Cause or resigns for Good Reason (each as defined in the Executive Chairman Agreement), and Executive executes a separation agreement and release that becomes final and irrevocable, Executive will also receive: (i) severance equal to 12 months of Base Salary, payable in installments; (ii) Company-paid COBRA premiums for up to 12 months; (iii) a lump-sum bonus equal to 100% of Base Salary for the year of termination, paid at the same time bonuses are paid to other executives; and (iv) immediate vesting of all unvested equity awards, subject to post-termination trading restrictions. If Executive’s employment is terminated within 12 months following a Change of Control, Executive is entitled to enhanced severance benefits, including increased months of Base Salary, 24 months of COBRA coverage, an increased bonus payout, and immediate and unrestricted vesting of all equity awards. The Executive Chairman Agreement includes customary confidentiality, non-competition, non-solicitation, and indemnification provisions.

The foregoing description of the Executive Chairman Agreement is not complete and is qualified in its entirety by reference to the full Executive Chairman Agreement, which is filed as Exhibit 10.17 to this Registration Statement and incorporated herein by reference.

New CEO Agreement

On January 5, 2026, EMAT entered into an executive employment agreement (the “CEO Agreement”) with Frank (Suk Jin) Moon (referred to in this section titled New CEO Agreement as “Executive”). The CEO Agreement provides, among other things, that Executive shall be entitled to a base salary of $1,500,000 (the “Base Salary”) and shall be eligible for a performance-based annual bonus with tiers of 35%, 50%, and at least 75% of Base Salary, based on a combination of personal and Company key performance indicators. Pursuant to the CEO Agreement, Executive is entitled to receive up to 11,513,369 restricted stock units and incentive stock options covering up to 13,816,043 shares of EMAT common stock, subject to the terms of the Company’s management incentive plan and approval by the Compensation Committee. Executive may also be eligible to receive additional equity awards, including restricted stock units, as approved by the Compensation Committee. Upon a termination of employment for any reason, Executive will receive accrued but unpaid Base Salary, any accrued but unused vacation (if applicable), reimbursable business expenses, and vested benefits under applicable benefit plans. If Executive is terminated by the Company without Cause or resigns for Good Reason (each as defined in the CEO Agreement), and Executive executes a separation agreement and release that becomes final and irrevocable, Executive will also receive: (i) severance equal to 12 months of Base Salary, payable in installments; (ii) Company-paid COBRA premiums for up to 12 months; (iii) a lump-sum bonus equal to 100% of Base Salary for the year of termination, paid at the same time bonuses are paid to other executives; and (iv) immediate vesting of all unvested equity awards, subject to post-termination trading restrictions. If Executive’s employment is terminated within 12 months following a Change of Control, Executive is entitled to enhanced severance benefits, including increased months of Base Salary, 24 months of COBRA coverage, an increased bonus payout, and immediate and unrestricted vesting of all equity awards. The CEO Agreement includes customary confidentiality, non-competition, non-solicitation, and indemnification provisions.

The foregoing description of the CEO Agreement is not complete and is qualified in its entirety by reference to the full CEO Agreement, which is filed as Exhibit 10.18 to this Registration Statement and incorporated herein by reference.

New President Agreement

On January 5, 2026, EMAT entered into an executive employment agreement (the “President Agreement”) with Andrew Knaggs (referred to in this section titled New President Agreement as “Executive”). The President Agreement provides, among other things, that Executive shall be entitled to a base salary of $1,300,000 (the “Base Salary”) and shall be eligible for a performance-based annual bonus with tiers of 35%, 50%, and at least 75% of Base Salary, based on a combination of personal and Company key performance indicators. Pursuant to the President Agreement, Executive is entitled to receive up to 11,513,369 restricted stock units and incentive stock options covering up to 13,816,043 shares of EMAT common stock, subject to the terms of the Company’s management incentive plan and approval by the Compensation Committee. Executive may also be eligible to receive additional equity awards, including restricted stock units, as approved by the Compensation Committee. Upon a termination of employment for any reason, Executive will receive accrued but unpaid Base Salary, any accrued but unused vacation (if applicable), reimbursable business expenses, and vested benefits under applicable benefit plans. If Executive is terminated by the Company without Cause or resigns for Good Reason (each as defined in the President Agreement), and Executive executes a separation agreement and release that becomes final and irrevocable, Executive will also receive: (i) severance equal to 12 months of Base Salary, payable in installments; (ii) Company-paid COBRA premiums for up to 12 months; (iii) a lump-sum bonus equal to 100% of Base Salary for the year of termination, paid at the same time bonuses are paid to other executives; and (iv) immediate vesting of all unvested equity awards, subject to post-termination trading restrictions. If Executive’s employment is terminated within 12 months following a Change of Control, Executive is entitled to enhanced severance benefits, including increased months of Base Salary, 24 months of COBRA coverage, an increased bonus payout, and immediate and unrestricted vesting of all equity awards. The President Agreement includes customary confidentiality, non-competition, non-solicitation, and indemnification provisions.

The foregoing description of the President Agreement is not complete and is qualified in its entirety by reference to the full President Agreement, which is filed as Exhibit 10.19 to this Registration Statement and incorporated herein by reference.

New CFO and COO Agreement

On January 5, 2026, EMAT entered into an executive employment agreement (the “CFO COO Agreement”) with Christopher Clower (referred to in this section titled New CFO COO Agreement as “Executive”). The CFO COO Agreement provides, among other things, that Executive shall be entitled to a base salary of $1,000,000 (the “Base Salary”) and shall be eligible for a performance-based annual bonus with tiers of 35%, 50%, and at least 75% of Base Salary, based on a combination of personal and Company key performance indicators. Pursuant to the CFO COO Agreement, Executive is entitled to receive up to 11,513,369 restricted stock units and incentive stock options covering up to 13,816,043 shares of EMAT common stock, subject to the terms of the Company’s management incentive plan and approval by the Compensation Committee. Executive may also be eligible to receive additional equity awards, including restricted stock units, as approved by the Compensation Committee. Upon a termination of employment for any reason, Executive will receive accrued but unpaid Base Salary, any accrued but unused vacation (if applicable), reimbursable business expenses, and vested benefits under applicable benefit plans. If Executive is terminated by the Company without Cause or resigns for Good Reason (each as defined in the CFO COO Agreement), and Executive executes a separation agreement and release that becomes final and irrevocable, Executive will also receive: (i) severance equal to 12 months of Base Salary, payable in installments; (ii) Company-paid COBRA premiums for up to 12 months; (iii) a lump-sum bonus equal to 100% of Base Salary for the year of termination, paid at the same time bonuses are paid to other executives; and (iv) immediate vesting of all unvested equity awards, subject to post-termination trading restrictions. If Executive’s employment is terminated within 12 months following a Change of Control, Executive is entitled to enhanced severance benefits, including increased months of Base Salary, 24 months of COBRA coverage, an increased bonus payout, and immediate and unrestricted vesting of all equity awards. The President Agreement includes customary confidentiality, non-competition, non-solicitation, and indemnification provisions.

The foregoing description of the CFO COO Agreement is not complete and is qualified in its entirety by reference to the full CFO COO Agreement, which is filed as Exhibit 10.20 to this Registration Statement and incorporated herein by reference.

New CLO Agreement

On January 5, 2026, EMAT entered into an executive employment agreement (the “CLO Agreement”) with John Arrastia (referred to in this section titled New CLO Agreement as “Executive”). The CLO Agreement provides, among other things, that Executive shall be entitled to a base salary of $1,300,000 (the “Base Salary’) and shall be eligible for a performance-based annual bonus with tiers of 35%, 50%, and at least 75% of Base Salary, based on a combination of personal and Company key performance indicators. Pursuant to the CLO Agreement, Executive is entitled to receive up to 11,513,369 restricted stock units and incentive stock options covering up to 13,816,043 shares of EMAT common stock, subject to the terms of the Company’s management incentive plan and approval by the Compensation Committee. Executive may also be eligible to receive additional equity awards, including restricted stock units, as approved by the Compensation Committee. Upon a termination of employment for any reason, Executive will receive accrued but unpaid Base Salary, any accrued but unused vacation (if applicable), reimbursable business expenses, and vested benefits under applicable benefit plans. If Executive is terminated by the Company without Cause or resigns for Good Reason (each as defined in the CLO Agreement), and Executive executes a separation agreement and release that becomes final and irrevocable, Executive will also receive: (i) severance equal to 12 months of Base Salary, payable in installments; (ii) Company-paid COBRA premiums for up to 12 months; (iii) a lump-sum bonus equal to 100% of Base Salary for the year of termination, paid at the same time bonuses are paid to other executives; and (iv) immediate vesting of all unvested equity awards, subject to post-termination trading restrictions. If Executive’s employment is terminated within 12 months following a Change of Control, Executive is entitled to enhanced severance benefits, including increased months of Base

Salary, 24 months of COBRA coverage, an increased bonus payout, and immediate and unrestricted vesting of all equity awards. The President Agreement includes customary confidentiality, non-competition, non-solicitation, and indemnification provisions.

The foregoing description of the CLO Agreement is not complete and is qualified in its entirety by reference to the full CLO Agreement, which is filed as Exhibit 10.21 to this Registration Statement and incorporated herein by reference.

Equity Incentive Plan

At the September 2, 2025, Special Meeting, WTMA stockholders confirmed their approval and adoption of the Evolution Metals & Technologies Corp. 2025 Equity Incentive Plan (the “Equity Incentive Plan”), which the WTMA stockholders previously approved and adopted at the special meeting of WTMA stockholders held on June 26, 2025 (the “June Special Meeting”). The Equity Incentive Plan became effective upon the Closing Date. The Equity Incentive Plan will allow the Company to make equity and equity-based incentive awards, in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, cash-based awards, and certain other awards based on or related to shares of EMAT Common Stock, to officers, employees, directors and consultants.

Equity Incentive Plan Limits.    225,000,000 shares of Common Stock will be initially available for issuance or transfer pursuant to awards under the Equity Incentive Plan. On January 1st of each calendar year commencing January 1, 2026 and ending January 1, 2035, an additional number of shares of Common Stock will become available under the Equity Incentive Plan, with each such annual increase equal to the lesser of (A) 3% of the number of shares of Common Stock outstanding on December 31st of the immediately preceding calendar year, or (B) such lesser number of shares of Common Stock as determined by the EM&T board of directors or the compensation committee of such board (the “Share Pool.) The Share Pool is subject to adjustment in the event of a reorganization, recapitalization, stock split, stock dividend, reverse stock split, other similar change in the corporate structure of EM&T, or other corporate transaction or event having an effect similar to any of the foregoing, as further described in the Equity Incentive Plan (each, an “Adjustment Event”). The maximum aggregate number of shares of Common Stock that may be issued upon exercise of incentive stock options under the Equity Incentive Plan shall not exceed 225,00,000, as adjusted for Adjustment Events in accordance with the terms of the Equity Incentive Plan.

Share Recycling Provisions.    The Equity Incentive Plan contains share recycling provisions. Shares underlying any awards under the Equity Incentive Plan that expire, are forfeited, become un-exercisable (as applicable) without being exercised in full, are repurchased by EM&T for failure to vest, or are held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding will be added back to the shares available for issuance under the Equity Incentive Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares that may be issued as incentive stock options. With respect to stock appreciation rights, only shares actually issued pursuant to a stock appreciation right will cease to be available under the Equity Incentive Plan, and all remaining shares under stock appreciation rights will remain available for future grant or sale. To the extent an award under the Equity Incentive Plan is paid in cash rather than in shares, such cash payment will not result in reducing the number of shares available for issuance under the Equity Incentive Plan.

Non-Employee Director Compensation Limit.    The Equity Incentive Plan contains a limitation whereby the value of all awards under the Equity Incentive Plan plus all other compensation (cash and non-cash) paid or granted by EM&T to any non-employee director may not exceed $750,000 in any other calendar year (measured at the date of grant, as applicable, and calculating the value of any awards based on the grant date fair value for financial reporting purposes), provided, however, that this limit shall not apply to distributions of previously deferred compensation under a deferred compensation plan maintained by EM&T or compensation received by the director in his or her capacity as an executive officer or employee of EM&T.

Administration.    The Equity Incentive Plan will generally be administered by the compensation committee of EM&T’s board of directors, EM&T’s board of directors or such other committee constituted pursuant to the terms of the Equity Incentive Plan. The plan administrator, which initially will be the compensation committee of EM&T’s board of directors, will have full power to (among other things) select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Equity Incentive Plan. The plan administrator may provide for vesting acceleration or waiver of forfeiture restrictions with respect to awards under the Equity Incentive Plan.

Eligibility.    Persons eligible to participate in the Equity Incentive Plan will be employees and consultants (who are permissible grantees under Form S-8) of EM&T and its subsidiaries, and non-employee members of the Board of Directors of EM&T, as selected from time to time by the plan administrator in its discretion. The basis for participation in the Equity Incentive Plan by eligible persons is the selection of such persons for participation by the plan administrator in its discretion.

Types of Awards Under the Equity Incentive Plan.    Pursuant to the Equity Incentive Plan, EM&T may grant stock options (including stock options intended to be “incentive stock options” as defined in Section 422 of the Code (“Incentive Stock Options”)), stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, cash-based awards, and certain other awards based on or related to shares of EM&T Common Stock.

Generally, each grant of an award under the Equity Incentive Plan will be evidenced by an award agreement which will contain such terms and provisions as the plan administrator may determine, consistent with the Equity Incentive Plan. A brief description of the types of awards which may be granted under the Equity Incentive Plan is set forth below.

Stock Options.    The Equity Incentive Plan permits the granting of both options to purchase EM&T Common Stock intended to qualify as Incentive Stock Options and options that are not intended to so qualify. Options granted under the Equity Incentive Plan will be non-qualified options if they fail to qualify as Incentive Stock Options or exceed the annual limit on Incentive Stock Options. Incentive Stock Options may only be granted to employees of EM&T and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive awards under the Equity Incentive Plan. Except with respect to certain awards issued in substitution for or in connection with an assumption of stock options held by awardees of an entity engaging in a corporate acquisition or merger with EM&T or any of its subsidiaries, Incentive Stock Options and non-qualified options must have an exercise price not less than 100% of the fair market value (as defined in the Equity Incentive Plan) of the EM&T Common Stock on the date of grant or, in the case of an incentive stock option granted to a holder of more than 10% of the total voting power of EM&T or one of its subsidiaries, 110% of such share’s fair market value. The term of each option will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full in a form of consideration approved by the plan administrator, which may include (1) cash, (2) check, (3) promissory note (to the extent permitted by applicable laws), (4) other shares of EM&T Common Stock (subject to certain limitations described in the Equity Incentive Plan), (5) to the extent permitted by applicable law, consideration received by EM&T under a broker assisted (or other) cashless exercise program implemented by EM&T, (6) net exercise, (7) such other consideration and method of payment permitted by law, or (8) a combination of the foregoing.

Stock Appreciation Rights.    The plan administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of EM&T Common Stock, or cash, equal to the value of the appreciation in EM&T’s stock price over the exercise price. Except with respect to certain awards issued in substitution for or in connection with an assumption of stock options held by awardees of an entity engaging in a corporate acquisition or merger with EM&T or any of its subsidiaries, the exercise price of a stock appreciation right may not be less than 100% of the fair market value of EM&T Common Stock on the date of grant. The term of each stock appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each stock appreciation right may be exercised, including the ability to accelerate the vesting of such stock appreciation rights.

Restricted Shares and Restricted Stock Units.    Restricted stock constitutes an immediate transfer of the ownership of shares of EM&T Common Stock to the participant, subject to restrictions prescribed with respect to the award. During the period in which restricted stock is subject to restrictions, the holder thereof may exercise full voting rights with respect to the restricted stock, unless the plan administrator determines otherwise.

Restricted stock units awarded under the Equity Incentive Plan constitute an agreement by EM&T to deliver shares of EM&T Common Stock, cash, or a combination of the two, subject to the fulfillment of such conditions (which may include the achievement of company-wide objectives) during the restriction period as the plan administrator may specify.

The plan administrator may award restricted shares of EM&T Common Stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with EM&T through a specified vesting period.

During the restriction period for a restricted stock award, the holder thereof will be entitled to receive all dividends and other distributions paid with respect to such restricted stock, unless the plan administrator provides otherwise. If any such dividends or distributions are paid in shares of EM&T Common Stock, such shares will be subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid. The plan administrator may, with respect to grants of restricted stock units, grant dividend equivalent rights to participants that entitle the recipient to receive credits for cash dividends that would be paid if the recipient had held a specified number of shares of EM&T Common Stock, which dividend equivalent units may be credited as either cash or additional restricted stock units and will be subject to the same terms and conditions (and settled in the same manner) as the restricted stock units to which they relate.

Performance Units and Performance Shares.    The plan administrator may grant performance units and performance shares on terms and conditions as it may determine in accordance with the Equity Incentive Plan. A performance unit will have an initial value determined by the plan administrator at grant, and a performance share will have an initial value equal to the fair market value of a share of EM&T Common Stock on the date of grant. Such awards will be subject to performance objectives or other vesting provisions determined by the plan administrator. As further described in the Equity Incentive Plan, performance measures for Equity Incentive Plan awards may be based upon one or more of the following, as determined by the plan administrator, or such criteria as the plan administrator may determine: (1) revenue; (2) sales; (3) expenses; (4) operating income; (5) gross margin; (6) operating margin; (7) earnings before any one or more of: stock-based compensation expense, interest, taxes, depreciation and amortization; (8) pre-tax profit; (9) net operating income; (10) net income; (11) economic value added; (12) free cash flow; (13) operating cash flow; (14) balance of cash, cash equivalents and marketable securities; (15) stock price; (16) earnings per share; (17) return on shareholder equity; (18) return on capital; (19) return on assets; (20) return on investment; (21) total shareholder return; (22) employee satisfaction; (23) employee retention; (24) market share; (25) customer satisfaction; (26) product development; (27) research and development expenses; (28) completion of an identified special project; and (29) completion of a joint venture or other corporate transaction. If the plan administrator determines that a change in the business, operations, corporate structure or capital structure of EM&T, or the manner in which it conducts its business, or other events or circumstances render the performance measures unsuitable, the plan administrator may in its discretion modify such performance measures or the goals or actual levels of achievement regarding the performance measures, in whole or in part, as the plan administrator deems appropriate and equitable. The plan administrator may provide that the holder of a performance share award will be entitled to dividend equivalent rights with respect to the payment of cash dividends on EM&T Common Stock. Such dividend equivalent rights may be credited either in cash or in the form of additional whole performance shares and may be paid on the same basis as settlement of the related performance shares. Performance units will not be credited with dividend equivalent rights.

Cash-Based Awards and Other Stock-Based Awards.    The plan administrator may grant cash-based awards under the Equity Incentive Plan to participants subject to such terms and conditions, including the achievement of performance criteria, as the plan administrator may determine. The plan administrator may also grant other stock-based awards, including shares of EM&T Common Stock that are free from any restrictions under the Equity Incentive Plan, stock-equivalent units, stock appreciation units, securities or debentures convertible into common stock or other forms determined by the plan administrator. Such cash-based awards and other stock-based awards may be paid in the form of cash, shares of EM&T Common Stock or other securities or any combination thereof. The plan administrator may provide that the holder of an other stock-based award will be entitled to dividend equivalent rights with respect to the payment of cash dividends on EM&T Common Stock. Such dividend equivalent rights, if any, will be subject to the same terms and conditions (and settled in the same manner) as the awards to which they relate. Cash-based awards will not be credited with dividend equivalent units.

Adjustments; Corporate Transaction.    The Equity Incentive Plan requires the plan administrator to make appropriate adjustments, to the extent equitably required to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Equity Incentive Plan, to the number and class of shares of common stock that are subject to the Equity Incentive Plan or subject to awards granted thereunder, to certain limits in the Equity Incentive Plan, and to any outstanding awards to reflect Adjustment Events.

Except as set forth in an award agreement issued under the Equity Incentive Plan, in the event of a merger of EM&T with or into another corporation or entity or a change in control (as defined in the Equity Incentive Plan), each outstanding stock award (vested or unvested) will be treated as the plan administrator determines (subject to the terms of the Equity Incentive Plan), which may include (a) awards being assumed or substituted with substantially equivalent awards by the successor company, (b) terminating awards upon or immediately prior to the consummation of such merger or change in control, (c) vesting outstanding awards in whole or in part prior to or upon consummation of such merger or change in control, and, to the extent the plan administrator determines, terminating such awards upon or immediately prior to the effectiveness of such merger or change in control, (d) terminating awards in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such awards or realization of the participant’s rights as of the date of the occurrence of the transaction, (e) replacing awards with other rights or property selected by the plan administrator in its sole discretion, or (f) any combination of the foregoing.

In the event of a change in control where the successor corporation does not assume or substitute for an award (or portion thereof) with a substantially equivalent award as described in the Equity Incentive Plan, a participant who is not a non-employee director will fully vest in his or her outstanding awards (with performance-based awards vesting at the target level), unless specifically provided otherwise under the applicable award agreement or other applicable agreement.

In the event of a change in control, with respect to awards granted to a non-employee director, the non-employee director will fully vest in such awards (with performance-based awards vesting at the target level), unless specifically provided otherwise under the applicable award agreement or other applicable agreement.

Change in Control.    The Equity Incentive Plan includes a definition of “change in control.” In general, except as may be otherwise prescribed by the plan administrator in an award agreement or as otherwise provided in another plan or agreement applicable to the participant, a change in control will be deemed to have occurred if, subject to certain limitations and as further described in the Equity Incentive Plan:

1.      any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of EM&T that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of EM&T;

2.      individuals who, as of the effective date of the Equity Incentive Plan, constitute the Board cease for any reason to constitute at least a majority of the Board;

3.      any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from EM&T that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of EM&T immediately prior to such acquisition or acquisitions;

4.      there occurs a consummation of a reorganization, merger or consolidation; and

5.      there occurs an approval by EM&T’s stockholders of a complete liquidation or dissolution of EM&T.

Withholding.    Participants in the Equity Incentive Plan are responsible for the payment of any federal, state or local taxes that EM&T or its subsidiaries are required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. Subject to applicable laws and the terms of the Equity Incentive Plan, the plan administrator may permit a participant to satisfy tax withholding obligations by such methods as the plan administrator determines, including (subject to limitations set forth in the Equity Incentive Plan) (1) paying cash, (2) electing to have cash or shares withheld, (3) delivering to EM&T already-owned shares of EM&T Common Stock, or (4) selling a sufficient number of shares otherwise deliverable to the participant through such means as the plan administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld.

Transferability of Awards.    Unless otherwise determined by the Administrator, the Equity Incentive Plan generally does not allow for the transfer or assignment of awards, other than by will or by the laws of descent and distribution.

Amendment and Termination of the Equity Incentive Plan.    The plan administrator may amend or discontinue the Equity Incentive Plan and the plan administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent, except in the case of certain equitable adjustments made pursuant to the Equity Incentive Plan. Certain amendments to the Equity Incentive Plan will require the approval of EM&T’s stockholders.

No awards may be granted under the Equity Incentive Plan after the date that is ten years from the date it is adopted by the Board.

Allowances for Conversion Awards and Assumed Plans.    EM&T Common Stock (1) subject to awards granted under the Equity Incentive Plan in substitution for or conversion of, or in connection with an assumption of, awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with EM&T or any of its subsidiaries or (2) available for issuance under a previously-approved plan sponsored by a company that is acquired by, or merges with, EM&T or any of its subsidiaries, and which then become available for issuance of awards under the Equity Incentive Plan, will not count against (or be added to) the aggregate share limit or other Equity Incentive Plan limits described above, except as otherwise provided in the Equity Incentive Plan.

Prohibition on Repricing.    Generally, except in connection with an Adjustment Event or a change in control, without stockholder approval, the terms of outstanding awards may not be amended to reduce the exercise price of outstanding options or stock appreciation rights, or cancel outstanding “underwater” options or stock appreciation rights (including following a participant’s voluntary surrender of “underwater” options or stock appreciation rights) in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights, as applicable, without approval of EM&T’s stockholders. The Equity Incentive Plan provides that this restriction may not be amended without approval of EM&T’s stockholders.

Detrimental Activity and Recapture.    All stock awards granted under the Equity Incentive Plan will be subject to recoupment in accordance with any clawback policy that EM&T is required to adopt pursuant to the listing standards of any national securities exchange or association on which EM&T securities are listed or as is otherwise required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law (to the extent such policy is applicable thereto). In addition, the EM&T board may impose such other clawback, recovery or recoupment provisions in a stock award agreement as the EM&T board determines necessary or appropriate. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with EM&T.

Form S-8

As soon as practicable we intend to file with the SEC a registration statement on Form S-8 covering the EM&T Common Stock issuable under the Equity Incentive Plan.

Certain United States Federal Income Tax Aspects

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the Equity Incentive Plan. This summary is not intended to be complete and it does not describe all federal tax consequences under the Equity Incentive Plan, nor does it describe foreign, state or local tax consequences. This summary is general in nature and does not discuss all of the various rules and regulations that may apply to each award and EM&T is not in a position to guarantee any particular tax result.

Incentive Stock Options.    No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of EM&T Common Stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of EM&T Common Stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of EM&T Common Stock at exercise (or, if less, the amount realized on a sale of such shares of EM&T Common Stock) over the option price thereof. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of EM&T Common Stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-qualified Stock Options.    No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of EM&T Common Stock on the date of exercise, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of EM&T Common Stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of EM&T Common Stock.

Restricted Stock.    The recipient of restricted stock generally will be subject to tax at ordinary income rates on the fair market value of the restricted stock (reduced by any amount paid by the recipient for such restricted stock) at such time as the shares of restricted stock are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code (the “Restrictions”). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the Restrictions) over the purchase price, if any, of such restricted stock. If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject to the Restrictions generally will be treated as compensation that is taxable as ordinary income to the recipient.

Stock Appreciation Rights.    No income will be recognized by a participant in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted shares of EM&T Common Stock received on the exercise.

Restricted Stock Units.    No income generally will be recognized upon the award of restricted stock units. The recipient of a restricted stock unit award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted shares of EM&T Common Stock on the date that such shares are transferred to the participant under the award (reduced by any amount paid by the participant for such restricted stock units), and the capital gains/loss holding period for such shares will also commence on such date.

Performance Units and Performance Shares; Cash-Based Awards.    No income generally will be recognized upon the grant of performance units/shares or cash-based awards. Upon payment in respect of performance units/shares or cash-based awards, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted shares of EM&T Common Stock received.

Tax Consequences to the Company or its Subsidiaries.    Either EM&T or its subsidiaries, generally, will be entitled to a tax deduction in connection with awards under the Equity Incentive Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income, provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an “excess parachute payment” within the meaning of Section 280G of the Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

Section 280G.    The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either EM&T or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

The foregoing summary of the Equity Incentive Plan and the description of the material features of the Equity Incentive Plan incorporated herein by reference are qualified in their entirety by reference to the text of the Evolution Metals & Technologies 2025 Equity Incentive Plan, which is included as Exhibit 10.22 to this Registration Statement and is incorporated herein by reference.

Outstanding Equity Awards at 2025 Fiscal Year End

None.

Director Compensation

In connection with the consummation of the Business Combination, we approved an initial compensation program for our non-employee directors that consists of annual cash retainer fees which are described below.

Cash Compensation:

•        Annual Retainer: $124,700

•        Annual Committee Chair Retainer:

•        Audit Committee: $30,000

•        Nominating and Corporate Governance Committee: $15,000

•        Compensation Committee: $20,000

•        Annual Committee Member (Non-Chair) Retainer:

•        Audit Committee: $15,000

•        Nominating and Corporate Governance Committee: $7,500

•        Compensation Committee: $10,000

Equity Grant:

Non-employee directors of EM&T are eligible to receive annual equity-based compensation for their service on the Board of Directors. Under the Company’s director compensation program, each non-employee director is entitled to receive an annual equity grant with a target value of $150,000, awarded in the form of restricted stock units (“RSUs”).

The RSUs are granted following the completion of each twelve-month period of service, subject to approval by the Board of Directors or the Compensation Committee, as applicable. The number of RSUs granted to each non-employee director is determined based on the fair market value of the Company’s common stock on the grant date, such that the aggregate grant date value equals $150,000.

Each RSU award vests in full on the 24-month anniversary of the applicable grant date, subject to the director’s continued service on the Board through the vesting date, and in accordance with the terms and conditions set forth in the applicable equity award agreement and the Company’s equity incentive plan.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding beneficial ownership of our Common Stock as of May [__], 2026 (unless otherwise specified), and as adjusted to reflect the sale of Common Stock in this offering, for:

•        each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our Common Stock;

•        each of our named executive officers;

•        each of our directors; and

•        all executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

We have based our calculation of the beneficial ownership percentages prior to this offering on 593,349,852 shares of our Common Stock issued and outstanding as of May [__], 2026. We have based our calculation of the percentage of beneficial ownership after this offering on [___] shares of Common Stock immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase up to [___] additional shares from us).

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Common Stock.

Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o Evolution Metals & Technologies Corp., 4040 NE 2nd Ave, Ste 349, Miami, Florida 33137.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering (Assumes No Exercise of the Option to Purchase Additional Shares)
Name of Beneficial Owner	Number of Shares of Common Stock	% Outstanding of Common Stock	% Total Voting Power	Number of Shares of Common Stock	% Outstanding of Common Stock	% Total Voting Power
5% Holders
David Wilcox(1)	416,436,066	70.18%	70.18%	416,436,066%		%
The Zeus Trust, UA dated April 15, 2025(1)	416,436,066	70.18%	70.18%	416,436,066%		%
The NYX 2025 Irrevocable Trust, dated April 8, 2025(2)	59,526,224	10.03%	10.03%	59,526,224%		%
Good Earth 1000, LLC(3)	63,421,535	10.69%	10.69%	63,421,535%		%
Directors and Executive Officers
David Wilcox(1)	416,436,066	70.18%	70.18%	416,436,066%		%
Frank (Suk Jin) Moon	—	—%	—%	—%		%
Andrew F. Knaggs, Esq.(2)	59,526,224	10.03%	—%	59,526,224%		%
Christopher Clower(4)	2,227,417	* %	—%	2,227,417%		%
John Arrastia	14,811	* %	—%	14,811%		%
Saul Locker(5)	159,856	* %	—%	159,856%		%
Christopher Miller	—	—%	—%	—%		%
Amb. Robin S. Bernstein	—	—%	—%	—%		%
Thomas Stoddard(6)	1,703,917	* %	* %	1,703,917%		%
All directors and executive officers as a group (9 individuals)	480,068,291	80.91%	80.91%	480,068,291%		%

____________

*        Represents beneficial ownership of less than 1%.

(1)      David Wilcox may be deemed to beneficially own the shares of Common Stock held by The Zeus Trust, UA dated April 15, 2025, William D. Wilcox, Jr., Settlor and trustee, which is a revocable trust organized under the laws of Florida. The trustee of the trust is David Wilcox, who has sole voting and dispositive power over the shares. The business address of the trust is 516 S Dixie Hwy, Unit 209, West Palm Beach, FL 33401.

(2)      Andrew F. Knaggs, Esq. may be deemed to beneficially own the shares of Common Stock held by The NYX 2025 Irrevocable Trust UA, dated April 8, 2025, Andrew F. Knaggs, individual trustee, which is an irrevocable trust organized under the laws of Delaware. The individual trustee/investment adviser of the trust is Andrew F. Knaggs, who has sole voting and dispositive power over the shares. Andrew F. Knaggs disclaims beneficial ownership of such shares of Common Stock. The business address of the trust is 516 S Dixie Hwy, Unit 209, West Palm Beach, FL 33401.

(3)      The business address of Good Earth 1000, LLC is at 10785 West Twain Avenue, Suite 250, Las Vegas, Nevada 89135. Nicole Garcia, the Manager of Good Earth 1000, LLC, has the voting and dispositive power with respect to the securities held by Good Earth 1000, LLC.

(4)      Welsbach Acquisition Holdings LLC, the Sponsor is the record holder of the shares reported herein. Christopher Clower is the managing member of the Sponsor. Mr. Clower hold voting and investment discretion with respect to the common stock held of record by the Sponsor. Mr. Clower disclaim any beneficial ownership of the shares held by the Sponsor, except to the extent of their pecuniary interest therein.

(5)      Includes 159,856 of common stock issuable upon conversion of Convertible Preferred Stock of Evolution Metals LLC, which automatically converts, ninety (90) days after the closing of the Business Combination.

(6)      CKLM, LLC is the record holder of the 1,700,000 shares of common stock reported herein. Thomas Stoddard is the manager of CKLM, LLC. Mr. Stoddard may be deemed to have beneficial ownership of the shares held by CKLM, LLC by virtue of his control over CKLM, LLC, as manager of CKLM, LLC. Thomas Stoddard, who has the sole voting and dispositive power over she shares held by CKLM, LLC. CKL Realty, Inc. is the record holder of the 3,917 shares of common stock reported herein. Thomas Stoddard is a Director and President of CKL Realty, Inc. Mr. Stoddard may be deemed to have beneficial ownership of the shares held by CKL Realty, Inc.by virtue of his control over CKL Realty, Inc., as a Director and President of CKL Realty, Inc. Thomas Stoddard has the sole voting and dispositive power over the shares held by CKL Realty, Inc.

SELLING SECURITYHOLDER

This prospectus relates to the offer and sale by the Selling Securityholder of up to 5,400,000 shares of our Common Stock that may be issued by us to the Selling Securityholder upon the Selling Securityholder’s conversion of the Convertible Debentures. For additional information regarding the issuance of the Convertible Debentures, see the sections titled “Prospectus Summary — Securities Purchase Agreement with Selling Securityholder,” and “Private Placement.” We are registering the shares of Common Stock included in this prospectus pursuant to the provisions of the Registration Rights Agreement that we entered into with the Selling Securityholder on May 7, 2026. Except for the transactions contemplated by the Securities Purchase Agreement and the ownership of the Convertible Debentures pursuant to the Securities Purchase Agreement, and as set forth in the section titled “Plan of Distribution” in this prospectus, the Selling Securityholder has not had any material relationship with us within the past three years. As used in this prospectus, the term “Selling Securityholder” means YA II PN, Ltd., a fund managed by Yorkville Advisors Global, LP, and the pledgees, donees, transferees, assignees, successors, designees, and others who later come to hold any of the Selling Securityholder’s interest in the Common Stock other than through a public sale.

The following table provides, as of May [__], 2026, information regarding the beneficial ownership of our securities held by the Selling Securityholder, the securities that may be sold by the Selling Securityholder under this prospectus and the number and percentage of securities that the Selling Securityholder will beneficially own after this offering. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the Selling Stockholders have voting and investment power.

The number of shares in the column titled “Maximum Number of Shares of Common Stock Being Offered” represents all of the shares of Common Stock being offered for resale by the Selling Securityholder under this prospectus. The Selling Securityholder may sell some, all, or none of the shares being offered for resale in this offering. If the Selling Securityholder exercises its right to convert the Convertible Debentures into shares of Common Stock, we do not know how long the Selling Securityholder will hold the shares before selling them, and we are not aware of any existing arrangements between the Selling Securityholder and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares of our Common Stock being offered for resale by this prospectus.

In accordance with the terms of the Registration Rights Agreement with the Selling Securityholder, this prospectus covers the resale of up to 5,400,000 shares of Common Stock that may be issued to the Selling Securityholder upon conversion of the Convertible Debentures. The number of shares that may actually be issuable upon conversion of the Convertible Debentures pursuant to the terms thereof may be more than the number of shares being offered by this prospectus.

For purposes of the table below we have assumed that after termination of this offering none of the securities covered by this prospectus will be beneficially owned by the Selling Securityholder and further assumed that the Selling Securityholder will not acquire beneficial ownership of any additional securities during the offering. In addition, the Selling Securityholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented.

See the section entitled “Plan of Distribution” for further information regarding the stockholders’ method of distributing these shares.

	Number of Shares of Common Stock Beneficially Owned Prior to Offering			Maximum Number of Common Stock to be Offered Pursuant to this Prospectus(3)	Number of Shares of Common Stock Beneficially Owned after Offering
Name of Selling Securityholder	Number(1)		Percent(2)		Number(4)	Percent(2)
YA II PN, Ltd.(5)	1,654,260	(6)	*%	5,400,000	—	—%

____________

*        Less than 1%

(1)     The amounts and percentages of Common Stock beneficially owned are determined in accordance with the SEC’s rules, pursuant to which a person is deemed to be a “beneficial owner” of a security if that person has or shares voting or investment power or has the right to acquire such power within 60 days through exercise of any option, warrant or other right. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

(2)      Based on 593,349,852 shares of Common Stock issued and outstanding.

(3)      The shares of Common Stock shown in this column includes shares of Common Stock that are offered for resale by the Selling Securityholder

(4)      Assumes the sale of all Common Stock shares being offered pursuant to this prospectus.

(5)      YA II PN, Ltd. is a fund managed by Yorkville Advisors Global, LP (“Yorkville LP”). Yorkville Advisors Global II, LLC (“Yorkville LLC”) is the General Partner of Yorkville LP. All investment decisions for YA II PN, Ltd. are made by [_____] who has voting control and investment discretion over the securities reported herein held by YA II PN, Ltd. The business address of YA II PN, Ltd. is 1012 Springfield Avenue, Mountainside, NJ 07092.

(6)      Represents 1,654,260 Common Stock shares issuable upon conversion of the First Debenture, assuming conversion as the fixed price thereunder of $12.09. The Selling Securityholder may not convert the Convertible Debentures to the extent such conversion would cause the aggregate number of shares of Common Stock beneficially owned by the Selling Securityholder and its affiliates to exceed 4.99% of our then outstanding shares of Common Stock, provided that this limitation may be waived by the Selling Securityholder upon not less than 65 days’ prior notice to us. We are also prohibited from issuing shares of Common Stock (including any shares issued pursuant to a conversion) if the issuance of such shares of Common Stock would exceed the 19.99% Convertible Debenture Exchange Cap of 118,610,635 shares of Common Stock.

PLAN OF DISTRIBUTION

Resale of Common Stock by Selling Securityholder

The shares of Common Stock covered by this prospectus are being offered by the Selling Securityholder. The shares may be sold or distributed from time to time by the Selling Securityholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. We will not receive any of the proceeds from the sale of the securities by the Selling Securityholder. The aggregate proceeds to the Selling Securityholder will be the purchase price of shares of our Common Stock less any discounts and commissions borne by the Selling Securityholder.

The Selling Securityholder may sell or otherwise dispose of its shares of our Common Stock offered by this prospectus in one or more of the following methods:

•        ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•        block trades in which the broker dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker dealer as principal and resale by the broker dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        settlement of short sales;

•        in transactions through broker dealers that agree with the Selling Securityholder to sell a specified number of such securities at a stipulated price per security;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        a combination of any such methods of sale; or

•        any other method permitted pursuant to applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

The Selling Securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

The Selling Securityholder may use one or more registered broker-dealers to effectuate all sales, if any, of our Common Stock issuable upon conversion of the Convertible Debentures. Such sales will be made at prices and at terms then prevailing or at prices related to the then-current market price. Such registered broker-dealer may, in some circumstances (for instance if such registered broker-dealer’s involvement is not limited to receiving commission not in excess of the usual and customary distributors’ or sellers’ commissions), be considered to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Each such broker-dealer may receive commissions from the Selling Securityholder for executing such sales for the Selling Securityholder and, if so, such commissions are not expected to exceed customary brokerage commissions.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares of our Common Stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Securityholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our Common Stock sold by the Selling Securityholder may be less than or in excess of customary commissions. Neither we nor the Selling Securityholder can presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our Common Stock sold by the Selling Securityholder.

We know of no existing arrangements between the Selling Securityholder or any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares of our Common Stock offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement, or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Securityholder, including with respect to any compensation paid or payable by the Selling Securityholder to any brokers, dealers, underwriters, or agents that participate in the distribution of such shares by the Selling Securityholder, and any other related information required to be disclosed under the Securities Act.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the shares of our Common Stock covered by this prospectus by the Selling Securityholder.

We have agreed to indemnify the Selling Securityholder and certain other persons against certain liabilities in connection with the offering of shares of our Common Stock issuable upon conversion of the Convertible Debentures, including liabilities arising under the Securities Act, or, if such indemnity is unavailable, to make the maximum contribution to the payment and satisfaction of such liabilities. The Selling Securityholder has agreed to indemnify us against liabilities under the Securities Act that may arise from certain misrepresentation or breach of covenants by the Selling Securityholder or, if such indemnity is unavailable, to make the maximum contribution to the payment and satisfaction of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

The Selling Securityholder has represented to us that at no time prior to the date of the Securities Purchase Agreement has the Selling Securityholder or any entity managed or controlled by the Selling Securityholder engaged in or effected, in any manner whatsoever, directly or indirectly, for its own account or for the account of any of its affiliates, any short sale or any transaction that establishes a net short position with respect to our Common Stock. The Selling Securityholder has agreed that, from and after the date of the Securities Purchase Agreement and ending when no Convertible Debentures remain outstanding, none of the Selling Securityholder, its officers, or any entity managed or controlled by the Selling Securityholder will enter into or effect, directly or indirectly, any of the foregoing transactions for its own account or for the account of any other such person or entity.

We have advised the Selling Securityholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Securityholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares of our Common Stock offered by this prospectus have been sold by the Selling Securityholder.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Welsbach Technology Metals Acquisition Corp.

Founder Shares

On June 25, 2021, the Sponsor purchased 1,437,500 Founder Shares of the Company’s Class B common stock, par value $0.0001 for an aggregate price of $25,000. On October 13, 2021, the Company effected an exchange of each such Class B shares for 1.5 shares of the Company’s common stock, resulting in the Sponsor holding an aggregate of 2,156,250 Founder Shares. The Company no longer has Class B common stock authorized. The initial stockholders agreed to forfeit up to 281,250 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. On January 14, 2022, the Sponsor forfeited 224,328 Founder Shares for no consideration, due to the underwriters exercise of the over-allotment option in part.

The Founder Shares were placed into an escrow account maintained in New York, New York by Continental, acting as escrow agent. Subject to certain limited exceptions, 50% of these shares will not be transferred, assigned, sold or released from escrow until the earlier of (i) six months after the date of the consummation of a Business Combination and (ii) the date on which the closing price of our common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our Business Combination and the remaining 50% of the Founder Shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, we complete a liquidation, merger, stock exchange or other similar transaction, which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Due to Affiliates

On December 31, 2021, the Sponsor funded $79,673 in excess of $3,475,000 aggregate purchase price of the private units. On January 14, 2022, the Sponsor funded $179,463 in excess of the $45,540 aggregate purchase price of the private units sold in conjunction with the exercise of the over-allotment option (for an aggregate of $259,136 in excess purchase price). On January 26, 2022, the Company paid the Sponsor amounting to $79,573. On July 1, 2022, the Sponsor funded the Company by $100. As of December 31, 2025, the outstanding amount was $179,663 in connection with this excess funding from Sponsor.

Commencing on December 27, 2021, the Company entered into an agreement to pay the Sponsor $10,000 per month for the use of office space and administrative support services. For the year ended December 31, 2022 the Company expensed $120,000 for support services from the Sponsor, which amount was reported as due to affiliates. For the year ended December 31, 2023, the Company expensed a total of $120,000 for support services from the Sponsor of which $88,000 was reported as due to affiliates, net of $6,000 payments to the Sponsor and $26,000 reversal of previously accrued support services. On December 31, 2022, the Company expensed a total of $120,000 for support services from the Sponsor and $26,000 for CFO support services of which $26,000 was reported as due to affiliates, net of $120,000 payments to the Sponsor. For the period ended December 31, 2024, the Company expensed a total of $120,000 for support services from the Sponsor of which amount was reported as due to affiliates. For the period ended December 31, 2025, the Company expensed a total of $120,000 for support services from the Sponsor of which amount was reported as due to affiliates.

As of December 31, 2025 and 2024, respectively, there were outstanding amounts due to affiliates of $533,663 and $413,663, which will be repaid from Company’s operating account as soon as practicable.

Related Party Loans

In addition, in order to finance transaction costs in connection with a business combination, certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a business combination, the Company would repay the Working Capital Loans out of the proceeds of the trust account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the trust account. In the event that a business combination does not close, the Company may use a portion of proceeds held outside the trust account to repay the Working Capital Loans but no proceeds held in the trust account would be used to repay the Working

Capital Loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $4 million of such Working Capital Loans may be convertible into units of the post-business combination entity at a price of $10.00 per unit. These units would be identical to the private units.

On July 30, 2023, the Company issued Working Capital Note 1 in the principal amount of $84,000 to the Sponsor in exchange for cash.

On August 30, 2023, the Company issued Working Capital Note 2 in the principal amount of $378,000 to the Sponsor in exchange for cash.

On September 28, 2023, the Company issued Working Capital Note 3 in the principal amount of $22,000 to the Sponsor in exchange for cash.

On November 10, 2023, the Company issued Working Capital Note 4 in the principal amount of $50,000 to the Sponsor in exchange for cash.

On December 29, 2023, the Company issued Working Capital Note 5 in the principal amount of $15,000 to the Sponsor in exchange for cash.

On March 20, 2024, the Company issued Working Capital Note 6 in the principal amount of $373,737 to the Sponsor in exchange for cash.

On June 28, 2024, the Company issued Working Capital Note 7 in the principal amount of $177,773 to the Sponsor in exchange for cash.

On September 30, 2024, the Company issued Working Capital Note 8 in the principal amount of $192,069 to the Sponsor in exchange for cash.

On December 30, 2024, the Company issued Working Capital Note 9 in the principal amount of $448,287 to the Sponsor in exchange for cash.

On March 31, 2025, the Company issued Working Capital Note 10 in the principal amount of $474,490 to the Sponsor in exchange for cash.

On June 30, 2025, the Company issued Working Capital Note 11 in the principal amount of $286,259 to the Sponsor in exchange for cash.

On September 30, 2025, the Company issued Working Capital Note 12 in the principal amount of $106,716 to the Sponsor in exchange for cash.

On December 31, 2025, the Company issued Working Capital Note 13 in the principal amount of $259,798 to the Sponsor in exchange for cash.

The Working Capital Notes are non-interest bearing, unsecured promissory notes that will not be repaid in the event that the Company is unable to close an initial business combination unless there are funds available outside the trust account to do so. Such Working Capital Notes would either be paid upon consummation of the initial business combination out of the proceeds of the trust account released to the Company or, at the Sponsor’s discretion, converted, in full or in part, upon consummation of the initial business combination into additional private units at a price of $10.00 per unit. Additional Working Capital Notes may be funded at the discretion of the Sponsor, in total amounts for the Working Capital Notes series not to exceed $4 million.

The conversion feature was analyzed under ASC 470-20, the Promissory Notes did not include any premium or discounts. The conversion option did not include elements that would require bifurcation under ASC 815-40. The convertible note payable and conversion feature does not meet the requirements for classification under ASC 480 and as a result is not required to be accounted for as a liability under ASC 480. In this case, the conversion feature embedded within the convertible promissory note does not require bifurcation and as a result remains embedded within the debt instrument because the convertible promissory note conversion feature does not meet the definition of a derivative as it fails the net settlement requirement. The embedded conversion feature does qualify as equity under ASC 815-40 as the exercise contingency is not based on an observable market or index unrelated to the issuer, the instrument meets the fixed-for-fixed criteria under ASC 815-40-15, meets the requirements for equity classification pursuant to ASC 815-40-25-1 and 25-2 and does not meet the definition of a derivative as it fails the net settlement requirement. Based on this analysis, the scope exception would apply, and the embedded conversion feature would fail to satisfy the third bifurcation condition within ASC 815-15-25-1.

As of December 31, 2025 and 2024. the balances outstanding under the Working Capital Notes were $2,868,228 and $1,740,966, respectively, reported in Working capital loans — related party in the accompanying consolidated balance sheets. The Company did not repay any aggregate principal amount of the Working Capital Notes during the fiscal year ended December 31, 2025, the fiscal year ended December 30, 2024 or the fiscal year ended December 31, 2023.

Convertible Extension Notes — Related Party

On September 30, 2022, the Company issued the First Extension Note in the principal amount of $772,769 to the Sponsor in connection with the extension of the period in which WTMA had to complete an initial business combination under the Existing Charter. The First Extension Note bears no interest and shall be payable upon the earlier to occur of (i) the consummation of the Company’s initial business combination out of the proceeds of the trust account released to the Company, or (ii) at the Sponsor’s discretion, the Conversion.

On December 30, 2022, the Company issued the Second Extension Note in the principal amount of $772,769 to the Sponsor in connection with the extension of the period in which WTMA has to complete an initial business combination under the Existing Charter. The Second Extension Note bears no interest and shall be payable upon the earlier to occur of (i) the consummation of the Company’s initial business combination out of the proceeds of the trust account released to the Company, or (ii) at the Sponsor’s discretion, the Conversion.

On each of March 30, 2023, April 30, 2023, May 25, 2023, June 30, 2023, July 30, 2023 and August 30, 2023, the Company issued six promissory notes to the Sponsor in connection with the extension of the period in which WTMA has to complete an initial business combination under the Existing Charter in the principal amount of $125,000 for each note. The Convertible Extension Notes bear no interest and shall be payable upon the earlier to occur of (i) the consummation of the Company’s initial business combination out of the proceeds of the trust account released to the Company, or (ii) at the Sponsor’s discretion, the Conversion.

The Convertible Extension Notes would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, convertible into private units of the post-business combination entity at a price of $10.00 per unit. The conversion feature was analyzed under ASC 470-20, and the Promissory Notes did not include any premium or discounts. The conversion option did not include elements that would require bifurcation under ASC 815-40. The convertible note payable and conversion feature does not meet the requirements for classification under ASC 480 and as a result is not required to be accounted for as a liability under ASC 480. In this case, the conversion feature embedded within the convertible promissory note does not require bifurcation and as a result remains embedded within the debt instrument because the convertible promissory note conversion feature does not meet the definition of a derivative as it fails the net settlement requirement. The embedded conversion feature does qualify as equity under ASC 815-40 as the exercise contingency is not based on an observable market or index unrelated to the issuer, the instrument meets the fixed-for-fixed criteria under ASC 815-40-15, meets the requirements for equity classification pursuant to ASC 815-40-25-1 and 25-2 and does not meet the definition of a derivative as it fails the net settlement requirement. Based on this analysis, the scope exception would apply, and the embedded conversion feature would fail to satisfy the third bifurcation condition within ASC 815-15-25-1.

At both December 31, 2025 and 2024, there was an aggregate of $2,296,371, outstanding under the Convertible Promissory Notes reported in Convertible promissory notes — related party in the accompanying consolidated balance sheets. The Company did not repay any aggregate principal amount of the Convertible Extension Notes during the fiscal year ended December 31, 2025, the fiscal year end December 31, 2024 or the fiscal year ended December 31, 2023, respectively.

Support Services

Commencing on December 27, 2021, the Company entered into an agreement to pay the Sponsor $10,000 per month for the use of office space and administrative support services. For the year ended December 31, 2025, $120,000 has been expensed related to the agreement. For the year ended December 31, 2024, $120,000 has been expensed related to the agreement. As of December 31, 2025 and 2024, $120,000 and $120,000 are included in due to affiliates in the audited consolidated balance sheets.

Other Relationships

Following the completion of the Business Combination, Evolution Metals & Technologies Corp. (“EM&T”) is the surviving public company, and WTMA no longer pursues business combination transactions. Accordingly, the conflicts-of-interest framework applicable to WTMA as a special purpose acquisition company no longer applies.

Directors and executive officers of EM&T may serve as officers, directors, or consultants of other entities and may have fiduciary or contractual obligations to those entities. In the event that a director or executive officer of EM&T becomes aware of a business opportunity that is suitable for an entity to which such individual has an existing fiduciary or contractual obligation, such individual will honor those obligations in accordance with applicable law. EM&T is not obligated to pursue any particular business opportunity and may pursue transactions independently of any entity with which its directors or executive officers are affiliated, subject to applicable fiduciary duties under Delaware law.

Following the closing of the Business Combination, certain members of the former WTMA management team who continued in roles with EM&T may receive compensation from EM&T, including consulting, management, or other fees, in connection with their ongoing services to the Company. Any such compensation arrangements are approved by the Board of Directors or an applicable committee thereof and are disclosed in this registration statement or otherwise disclosed in accordance with applicable SEC rules.

Other Material Interests Relating to the Business Combination

No compensation of any kind, including finder’s or consulting fees, was paid to the sponsor of WTMA (the “Sponsor”), or to WTMA’s former officers or directors, or their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. Certain out-of-pocket expenses incurred by the Sponsor, officers, directors, or their affiliates in connection with activities undertaken on WTMA’s behalf prior to the closing of the Business Combination, such as identifying potential target businesses and conducting due diligence, were eligible for reimbursement.

All such reimbursements related solely to the pre-closing activities of WTMA and were reviewed and approved in accordance with WTMA’s policies and procedures in effect prior to the closing of the Business Combination, including review by WTMA’s audit committee. There was no contractual cap on the reimbursement of such out-of-pocket expenses. Following the completion of the Business Combination, WTMA ceased operations as a special purpose acquisition company, and no further reimbursements of this nature are expected.

WTMA Policies and Procedures for Related Party Transactions

WTMA’s code of ethics requires it to avoid, whenever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the WTMA Board (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) WTMA or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of WTMA Common Stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position. WTMA also requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

EM

A “related party transaction” is any actual or proposed transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, including those involving indebtedness not in the ordinary course of business, to which EM or its subsidiaries were or are a party, or in which EM or its subsidiaries were or are a participant, in which the amount involved exceeded or exceeds the lesser of (i) $120,000 or (ii) one percent of the average of EM’s total assets at year-end for the last two completed fiscal years and in which any related party had or will have a direct or indirect material interest. A “related party” includes:

•        any person who is, or at any time during the applicable period was, EM’s manager or one of its directors;

•        any person who beneficially owns more than 5% of the shares of EM’s capital stock;

•        any immediate family member of any of the foregoing; or

•        any entity in which any of the foregoing is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

EM does not have a formal written policy for the review and approval of transactions with related parties. Its unwritten policy with regard to transactions with related persons is that all material transactions are to be reviewed by the entire board of directors of EM for any possible conflicts of interest. The board of directors of EM is responsible for review, approval, or ratification of “related-person transactions” involving EM and related persons.

With the exception of the transactions set forth below, EM was not a party to any related party transactions during the six months ended June 2024, and there are not currently proposed related-party transactions that are under consideration by EM.

•        On March 15, 2024, EM made a consulting fee payment to EMC, a company majority-owned by David Wilcox, who is also the manager and beneficial owner of the voting EM Member Units, amounting to $25,000 in connection with advisory services provided by EMC in negotiating the deal to acquire to-be-acquired subsidiaries.

•        On March 27, 2024, EM made an expense reimbursement payment to EMC, a company majority-owned by David Wilcox, who is also the manager and beneficial owner of the voting EM Member Units, amounting to $12,848 in connection with out-of-pocket expenses incurred by EMC in connection with its advisory services for EM.

•        On April 15, 2024, EM made a consulting fee payment to EMC, a company wholly-owned by David Wilcox, who is also the manager and beneficial owner of the voting EM Member Units, amounting to $25,000 in connection with advisory services provided by EMC in negotiating the deal to acquire to-be-acquired subsidiaries.

•        On April 16, 2024, EM made a non-interest bearing promissory note to David Wilcox, the manager and beneficial owner of the voting EM Member Units, amounting to $1,000,000 so that David Wilcox, in his individual capacity, could make a foreign direct investment for the benefit of EM.

•        On September 3, 2024, EM made a non-interest bearing promissory note to David Wilcox, the manager and beneficial owner of the voting EM Member Units, amounting to $1,500,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On November 7, 2024, EM made a non-interest bearing promissory note to David Wilcox, the manager and beneficial owner of the voting EM Member Units, amounting to $100,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On December 18, 2024, EM made a non-interest bearing promissory note to David Wilcox, the manager and beneficial owner of the voting EM Member Units, amounting to $299,700 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On January 24, 2025, EM made a non-interest bearing promissory note to David Wilcox, the manager and beneficial owner of the voting EM Member Units, amounting to $502,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On January 30, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $250,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On February 20, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $620,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On March 12, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $308,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On April 10, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $565,201 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On May 29, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $250,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On July 18, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $200,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On October 16, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $100,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On November 3, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $350,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On November 26, 2025, EM made a non-interest bearing promissory note to David Wilcox, the sole manager and beneficial owner of the voting EM Member Units, amounting to $250,000 so that David Wilcox in his individual capacity could make a foreign direct investment for the benefit of EM.

•        On November 26, 2025, EM entered into two types of transactions with EMT Asia Co., Ltd., a company wholly owned by the EM’s voting member, whereby the EM advanced $1,940,000, pursuant to unsecured promissory notes bearing interest at 6% per annum and maturing on May 26, 2026 and EM’s subsidiaries borrowed approximately KRW 695,347,000 (approximately $484,000 as of December 31, 2025).

•        From March 2024 until the filing date, EM has funded $2,212,413 of loans to the Sponsor, which the Sponsor used to lend to WTMA for WTMA’s working capital. The funds of these loans were sourced from holders of EM Convertible Preferred Units.

DESCRIPTION OF EM&T SECURITIES

The following description summarizes the material terms of our capital stock and certain provisions of our certificate of incorporation and bylaws, as currently in effect, as well as certain provisions of the Delaware General Corporation Law (“DGCL”). The summary below does not purport to be complete and is qualified in its entirety by reference to tour certificate of incorporation, as amended, and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized and Outstanding Stock

As of May [___], 2026, our certificate of incorporation authorizes the issuance of:

•        1,500,000,000 shares of common stock, par value $0.0001 per share; and

•        1,000,000 shares of preferred stock, par value $0.0001 per share.

As of May [___], 2026, there were 593,349,852 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. This excludes shares issuable upon the exercise of warrants, conversion of rights, or future equity awards. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.

As of May [___], 2026, there were 73 holders of record of our common stock and no holders of record of our preferred stock.

EM&T Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Except as otherwise required by law or by the terms of any preferred stock outstanding, if any, and the requirements of the DGCL, holders of common stock have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

In any uncontested election of directors, nominees receiving a majority of the votes cast will be elected. In a contested election, the nominees receiving a plurality of the votes cast will be elected. Except as otherwise provided by law, our certificate of incorporation, or our bylaws, matters other than the election of directors will be decided by the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the matter, provided a quorum is present. Except as otherwise required by applicable law, cumulative voting is not permitted.

The rights of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future.

Dividend Rights

Subject to applicable law and the rights, if any, of the holders of any series of preferred stock that may be outstanding, holders of our common stock are entitled to receive dividends (payable in cash, property or capital stock) when, as, and if declared by our board of directors out of funds legally available for that purpose. Under the DGCL, dividends may be paid out of “surplus” (the excess of net assets over capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, provided that capital is not reduced below the aggregate par value of the outstanding stock having a preference upon distribution.

We do not currently expect to declare or pay any cash dividends in the foreseeable future. Any future determination to declare dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, contractual restrictions, business prospects, and other factors deemed relevant by our board of directors.

Rights Upon Liquidation

Subject to applicable law, in the event of our voluntary or involuntary liquidation, dissolution, or winding up, and after payment of all debts and other liabilities and subject to the rights of holders of any preferred stock then outstanding, holders of our common stock will be entitled to receive the remaining assets of the Company ratably in proportion to the number of shares held.

Annual Meetings of Stockholders

Our bylaws provide that the annual meeting of the stockholders shall be held wholly or partially by means of remote communication or at such place, within or without the State of Delaware, on such date and at such time as may be determined by the EM&T Board of Directors and as shall be designated in the notice of said meeting.

Other Rights

Holders of our common stock have no preemptive, subscription, redemption, or conversion rights. There are no sinking fund provisions applicable to our common stock.

Fully Paid and Non-assessable

All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, duly authorized, validly issued, fully paid and non-assessable.

EM&T Preferred Stock

Our board of directors is authorized, without further action by stockholders (unless required by law or stock exchange rules), to issue up to 1,000,000 shares of preferred stock in one or more series and to determine the designations, powers, preferences, and rights, and the qualifications, limitations, or restrictions thereof, of each series. The authority of our board with respect to each such series of preferred stock includes, without limiting the generality of the foregoing, the determination of any or all of the following:

•        The number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

•        The voting powers, if any, of the shares of such series and whether such voting powers are full or limited;

•        The redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

•        Whether dividends, if any, will be cumulative or noncumulative, the dividend rate or rates of such series and the dates and preferences of dividends on such series;

•        The rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of the Company;

•        The provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Company or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

•        The right, if any, to subscribe for or to purchase any securities of the Company or any other corporation or other entity;

•        The provisions, if any, of a sinking fund applicable to such series; and

•        Any other relative, participating, optional or other powers, preferences or rights, and any qualifications, limitations or restrictions thereof, of such series.

The issuance of preferred stock could, among other things, delay, deter, or prevent a change in control of EM&T and may adversely affect the voting and other rights of holders of common stock.

We have no current plans to issue preferred stock.

Anti-Takeover Effects of Governing Documents and Delaware Law

Certain provisions of our certificate of incorporation, our bylaws, and the DGCL could make more difficult or discourage a takeover attempt that stockholders might otherwise consider in their best interests. These provisions include:

Authorized but Unissued Capital Shares

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which continue to apply if and so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may generally issue preferred stock on terms calculated to discourage, delay or prevent a change of control of EM&T or the removal of EM&T’s management. Moreover, EM&T’s authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved EM&T common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of EM&T by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of EM&T’s management and possibly deprive EM&T’s stockholders of opportunities to sell their shares of EM&T common stock at prices higher than prevailing market prices.

Election of Directors; Removal; Vacancies

Our Board of Directors is divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II or Class III. Currently, the Board consists of one Class I director, Thomas Stoddard; two Class II directors, Christopher C. Miller and Robin S. Bernstein; and two Class III directors, Saul Locker and David Wilcox. The term of the initial Class I director shall expire at the first annual meeting of the stockholders held after the consummation of the Business Combination, the term of the initial Class II directors shall expire at the second annual meeting of the stockholders held after the consummation of the Business Combination, and the term of the initial Class III directors shall expire at the third annual meeting of the stockholders held after the consummation of the Business Combination. At each succeeding annual meeting of the stockholders, beginning with the first annual meeting of the stockholders held after the consummation of the Business Combination, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. This structure may delay or prevent changes in control of the board and the Company.

Any or all directors may be removed from office at any time, but only for cause and only by the affirmative vote of more than 60% of the voting power of all outstanding shares entitled to vote generally in the election of directors. Vacancies on the board of directors or new directorships, may be filled only by the remaining directors, not by stockholders.

Special Meetings of Stockholders

Our bylaws provide that special meetings of the stockholders may be called by the EM&T Board of Directors, the chairperson of the EM&T Board of Directors, the executive chairman of the EM&T Board of Directors, the chief executive officer or president, and shall not be called by any other person or persons.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our bylaws require that for a stockholder to make any nominations for director elections and proposals of other business at an annual meeting, the stockholder must (1) provide notice not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting, assuming that the date of the annual meeting is not advanced by more than 30 days, or delayed by more than 90 days, from such anniversary date, in writing and in proper form to EM&T’s secretary, (2) provide the required information, agreements and questionnaires with respect to such stockholder and its candidate for nomination and (3) provide any updates or supplements to such notice at the times and in the required forms.

Amendments to Governing Documents

Amendments to our certificate of incorporation or bylaws require the affirmative vote of at least two-thirds (66 2⁄3%) of the voting power of our outstanding shares entitled to vote.

Business Combinations with Interested Stockholders

We are subject to Section 203 of the DGCL, regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•        our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock; or

•        on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Exclusive Forum Provisions

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of EM&T, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of EM&T to EM&T or EM&T’s stockholders, (iii) any action asserting a claim against EM&T, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iii) above, (a) any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction, and (b) any action or claim arising under the Exchange Act or the Securities Act for which, unless EM&T consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act.

The exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange of 1934, as amended, the Securities Act of 1933, as amended, or any claim for which the federal courts have exclusive or concurrent jurisdiction.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find these provisions of our certificate of incorporation to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Stockholder Action by Written Consent

Unless otherwise provided by our certificate of incorporation or bylaws, any action required or permitted to be taken by stockholders may be taken without a meeting and without prior notice if a written consent or electronic transmission is signed by holders of at least the minimum number of votes necessary to authorize such action at a meeting.

Stockholders’ Derivative Actions

Under the DGCL, any of EM&T’s stockholders may bring an action in EM&T’s name to procure a judgment in EM&T’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of EM&T shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that, to the fullest extent permitted by the DGCL, directors are not personally liable to the company or its stockholders for monetary damages for breaches of fiduciary duty as a director, except for:

•        Breach of the duty of loyalty;

•        Acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•        Liability under Section 174 of the DGCL; or

•        Transactions from which the director derived an improper personal benefit.

If the DGCL is amended to further eliminate or limit the liability of directors, such liability will automatically be eliminated or limited to the fullest extent permitted by law.

Our certificate of incorporation and bylaws also provide for indemnification of directors and officers to the fullest extent permitted by law, and we have entered into indemnification agreements with each of our directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is 1 State Street, 30th Floor, New York, NY 10004, and its telephone number is (212) 509-4000.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, future sales of shares of our common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

As of May [___], 2026, EM&T had 593,349,852 shares of EM&T Common Stock issued and outstanding, of which, approximately 2,231,077 shares are tradeable without restriction by persons other than our “affiliates”. The remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act (“Rule 144”), and may not be sold absent registration under the Securities Act or compliance with Rule 144 thereunder or in reliance on another exemption from registration. Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by, or is under common control with that issuer.

All EM&T Common Stock issued to former WTMA stockholders in connection with the merger became freely transferable by persons other than affiliates of WTMA or EM&T, without restriction or further registration under the Securities Act.

In connection with the transaction, former EM members received 479,037,475 shares of EM&T Common Stock, approximately all of which are subject to a 180-day lock-up period that commenced upon the closing of business combination; additionally, former holders of EM convertible instruments received 109,436,178 shares of EM&T Common Stock, approximately all of which are subject to a 7-day lock-up period that commenced upon the closing of the Business Combination. This lock-up structure is designed to support an orderly market and mitigate the risk that substantial sales of EM&T Common Stock could adversely affect prevailing market prices.

Prior to the merger, there was no public market for EM Common Stock. Following the Business Combination, WTMA’s former public shares were converted into shares of EM&T Common Stock, which are listed for trading on Nasdaq, subject to ongoing compliance with applicable listing standards.

See “Risk Factors — Risks Related to this Offering and the EM&T Common Stock” for a discussion of potential risks regarding EM&T’s continued Nasdaq listing and related trading considerations.

Equity Plans

On September 2, 2025, the Company’s stockholders approved the adoption of the Evolution Metals & Technologies Corp. 2025 Equity Incentive Plan (the “Equity Incentive Plan”), which was previously approved and adopted on June 26. The Equity Incentive Plan became effective upon the closing of the Business Combination. The Equity Incentive Plan allows the Company to make equity and equity-based incentive awards, in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, cash-based awards, and certain other awards based on or related to shares of common stock, to officers, employees, directors and consultants. The Equity Incentive Plan reserved the issuance of 225,000,000 shares of common stock as equity awards in accordance with the Equity Incentive Plan. We expect to file a registration statement on Form S-8 under the Securities Act to register the offer and sale of all shares of common stock or securities convertible or exchangeable for shares of our common stock issuable under the Equity Incentive Plan and the shares of our common stock registered under such registration statement will be available for resale by nonaffiliates in the public market without restriction under the Securities Act and by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Lock-Up Agreements

In connection with the Business Combination, on the January 5, 2026, the stockholders of the Korean Equityholders, EM Convertible Preferred Unit holders, and holders of EM Member Units entered into lock-up agreements with respect to their equity interests and the shares of EMAT Common Stock that they received in the Business Combination pursuant to which they agreed to certain restrictions on transfer of their securities until seven calendar days following the Closing or until up to the third anniversary of the Closing.

The foregoing summary of the Lock-up Agreements is qualified in its entirety by reference to the text of the Form of EM Convertible Preferred Unit Holder Lock-up Agreement, which is included as Exhibit 10.14 to this Registration Statement on Form S-1, and the Form of Korean Company Shareholder Lock-up Agreement, which is included as Exhibit 10.15 to this Registration Statement on Form S-1, which are both incorporated herein by reference.

Registration Rights

In connection with the Closing, EMAT, WTMA’s sponsor, Welsbach Acquisition Holdings LLC (the “Sponsor”), certain former holders of WTMA Common Stock, certain former members of EM and certain other entities (such holders, collectively, the “RRA Holders”) entered into the Amended and Restated Registration Rights Agreement, dated as of the Closing Date (the “Registration Rights Agreement”), pursuant to which, among other things, EMAT is obligated to file, within 180 days following the Closing Date, a shelf registration statement to register the resale of certain securities of EMAT, including EMAT Common Stock, held by the RRA Holders after the Closing. The Registration Rights Agreement also provides the RRA Holders with certain demand and piggy-back registration rights, subject to certain requirements and customary conditions.

The Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the Closing Date and (b) with respect to any RRA Holder, on the date that such RRA Holder no longer holds any securities permitted to be registered pursuant to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is filed as Exhibit 10.9 Registration Statement on Form S-1 and incorporated herein by reference.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), holders of restricted securities of EM&T may be entitled to sell such securities without registration under the Securities Act if the applicable conditions of Rule 144 are satisfied, including, in the case of securities issued by an issuer that was formerly a shell company, compliance with the additional requirements described below under “— Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies.”

In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated), including a person who may be deemed an “affiliate” of a company, who has beneficially owned restricted securities for at least six months may sell, within any three-month period, a number of shares that does not exceed the greater of: (1) 1% of the then-outstanding shares of common stock, or (2) if and when the common stock is listed on a national securities exchange, the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice, and availability of current public information about our company. A person who is not deemed to have been an affiliate of us at any time during the 90 days preceding a sale by such person, and who has beneficially owned the restricted shares for at least one year, is entitled to sell such shares under Rule 144 without regard to any of the restrictions described above.

We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company (which, in our case, is likely to occur one year after the filing of the “Super” Form 8-K related to the Business Combination filed on January 9, 2026).

WTMA was a shell company prior to the completion of the Business Combination. Upon completion of the Business Combination, EM&T ceased to be a shell company. Accordingly, Rule 144 may become available for the resale of restricted securities of EM&T only after all applicable requirements of Rule 144 applicable to former shell companies have been satisfied, including the filing of current “Form 10-type” information with the SEC reflecting EM&T’s status as an entity that is not a shell company and the passage of at least one year from the date of such filing.

As a result, the Sponsor and other holders of restricted securities will not be permitted to sell such securities pursuant to Rule 144 without registration until the applicable conditions under Rule 144 have been met.

Even after Rule 144 becomes available, affiliates of EM&T will remain subject to the volume, manner-of-sale, and notice requirements of Rule 144.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of material U.S. federal income tax considerations and certain U.S. federal estate tax considerations relating to the acquisition, ownership, and disposition of our common stock into which the Convertible Debentures may be converted applicable to non-U.S. holders that purchase our common stock and hold it as a “capital asset” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock into which the Convertible Debentures may be converted (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons,” as defined under the Code, or U.S. persons, have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

This discussion is based on current provisions of the Code, final, temporary and proposed Treasury regulations promulgated thereunder, or the Treasury Regulations, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described herein. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, other U.S. federal tax, the alternative minimum tax, or the unearned income Medicare contribution tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•        banks, insurance companies and other financial institutions;

•        brokers or dealers or traders in securities;

•        tax-exempt organizations;

•        pension plans;

•        persons who hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to mark securities to market;

•        controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•        non-U.S. governments; and

•        U.S. expatriates and former citizens or long-term residents of the United States.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions

We do not expect to make distributions on our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts of distributions not treated as dividends for U.S. federal income tax purposes will first constitute a tax-free return of capital of the non-U.S. holder’s investment and be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any remaining excess will be treated as capital gain and will be treated as described below under “Gain on Sale or Other Disposition of Common Stock.” Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below we or the applicable withholding agent may treat the entire distribution as a dividend. Any such distributions will also be subject to the discussions below under the headings “FATCA” and “Backup Withholding, Information Reporting and Other Reporting Requirements.”

Subject to the discussion in the next two paragraphs, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends we pay to a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder) will generally be exempt from the U.S. federal withholding tax described above, if the non-U.S. holder complies with applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, at regular U.S. federal income tax rates as would apply if such holder were a U.S. person (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Non-U.S. Holders generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below under the headings “FATCA” and “Backup Withholding, Information Reporting and Other Reporting Requirements,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:

•        the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. holder);

•        the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•        we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our common stock, and, provided that our common stock is regularly traded in an established securities market within the meaning of applicable Treasury Regulations, the non-U.S. holder has held, directly, indirectly, or constructively, at any time during said period, more than 5% of our common stock.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax on a net income tax basis, at regular U.S. federal income tax rates that apply to U.S. persons. If the non-U.S. holder is a non-U.S. corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from such sale or other disposition, which may be offset by certain U.S. source capital losses, if any. We believe that we are not, and we do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

FATCA

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including deemed dividends) paid on our common stock, to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to the reporting rules of that intergovernmental agreement. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we or the applicable withholding agent may treat the entire distribution as a dividend. Although withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations would eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Under certain circumstances, a non-U.S. holder will be eligible for refunds or credits of withholding taxes imposed under FATCA by timely filing a U.S. federal income tax return. Prospective investors should consult their tax advisors regarding the potential application of these withholding provisions.

If a dividend payment is subject to withholding both under FATCA and the withholding tax rules discussed above in the section entitled “Distributions”, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Under certain circumstances, a Non-U.S. Holder will be eligible for refunds or credits of withholding taxes imposed under FATCA by filing a United States federal income tax return. Non-U.S. Holders of shares should consult their own tax advisors regarding these requirements and whether they may be relevant to their ownership and disposition of the shares.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the IRS and to each non-U.S. holder the amount of any distributions paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of this information reporting may also be made available under the provisions of a specific income tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (provided that the payor does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal income tax considerations and certain U.S. federal estate tax considerations is for information only and may not be applicable depending upon an investor’s particular situation. It is not legal or tax advice. Prospective investors should consult their tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our common stock and the application of any income tax treaties to its particular circumstances, including the consequences of any proposed changes in applicable laws.

LEGAL MATTERS

The validity of the shares of common stock being registered hereby will be passed upon for EM&T by Anthony, Linder & Cacomanolis, PLLC, 1700 Palm Beach Lakes Blvd, Suite 820, West Palm Beach, Florida 33401, with respect to United States federal securities laws and Delaware corporate law.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On December 13, 2024, Samil PricewaterhouseCoopers, the independent auditor for Handa Lab Co., Ltd., KCM Industry Co., Ltd., KMMI INC., and NS World Co., Ltd. (the “Korean Companies”), notified each of the Korean Companies that they declined to stand for re-election as the independent auditor for each of the Korean Companies, effective immediately. Neither the boards of directors of any of the Korean Companies nor any audit or similar committee of the boards of directors of any of the Korean Companies recommended or approved Samil PricewaterhouseCoopers’ declination to stand for re-election.

Samil PricewaterhouseCoopers’ audit reports on the Korean Companies’ respective financial statements for KMMI INC., NS World Co., Ltd., and KCM Industry Co., Ltd., and the consolidated financial statements for Handa Lab Co., Ltd., as of and for the fiscal years ended December 31, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that each report on the Korean Companies’ respective financial statements for KMMI INC., NS World Co., Ltd., and KCM Industry Co., Ltd., and the consolidated financial statements for Handa Lab Co., Ltd., contained an explanatory paragraph regarding the Korean Companies’ respective ability to continue as a going concern based on the Korean Companies’ incurrence of net losses and having cash outflows from operating activities, a net capital deficiency and/or negative working capital and each Korean Company having stated that substantial doubt exists about its ability to continue as a going concern.

During the two fiscal years ended December 31, 2023 and 2022, and in the subsequent interim period through December 13, 2024, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) between any of the Korean Companies and Samil PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of Samil PricewaterhouseCoopers, would have caused Samil PricewaterhouseCoopers to make reference to the subject matter of the disagreement in their reports on the Korean Companies’ respective financial statements for KMMI INC., NS World Co., Ltd., and KCM Industry Co., Ltd., and the consolidated financial statements for Handa Lab Co., Ltd., for the fiscal years ended December 31, 2023 and 2022.

During the two fiscal years ended December 31, 2023 and 2022, and in the subsequent interim period through December 13, 2024, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except that the Korean Companies advised Samil PricewaterhouseCoopers of the existence of material weaknesses in their respective management’s internal control over financial reporting resulting from a lack of formalized internal control and inadequate segregation of duties in the processes over financial reporting, a lack of sufficient levels of human resources and technical accounting experience, a lack of documentation, policies and procedures and inadequate design and operation of control activities, such as information technology general controls.

On December 18, 2024, after being notified of Samil PricewaterhouseCoopers’ declination to stand for re-election as the independent auditor, each of Handa Lab Co., Ltd. and KCM Industry Co., Ltd. appointed Grassi & Co., CPAs, P.C. (“Grassi”) as the new independent auditor for Handa Lab and KCM Industry Co., Ltd., effective immediately.

On January 14, 2025, each of KMMI INC. and NS World Co., Ltd. appointed UHY LLP as the new independent auditor for KMMI INC. and NS World Co., effective immediately.

During the Korean Companies’ two most recent fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through December 18, 2024 or January 14, 2025, as applicable, neither any of the Korean Companies nor anyone acting on their behalf consulted with Grassi or UHY LLP regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Korean Companies’ respective financial statements, and neither a written report nor oral advice was provided to any of the Korean Companies that Grassi or UHY LLP, as applicable, concluded was an important factor considered by any of the Korean Companies in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Korean Companies have provided Samil PricewaterhouseCoopers with a copy of the disclosures made by them in response to Item 304(a) of Regulation S-K under the Exchange Act, and have requested that Samil PricewaterhouseCoopers furnish the Korean Companies with a letter addressed to the SEC stating whether they agree with the statements made by the co-registrants in response to Item 304(a) of Regulation S-K under the Exchange Act and, if not, stating the respects in which they do not agree.

On March 24, 2025, Grassi and UHY LLP resigned as the independent auditor for each of the Korean Companies, as applicable, subject to the onboarding of a successor independent auditor and the completion audits for fiscal year ended December 31, 2024 by the successor independent auditor. Grassi’s and UHY LLP’s respective resignations became effective on April 21, 2025.

On March 24, 2025, each of the Korean Companies appointed Ernst & Young Han Young (“EY”) as the new independent auditor for the Korean Companies.

During the interim period from December 18, 2024 or January 14, 2025, as applicable, through March 24, 2025, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) between any of the Korean Companies and Grassi or UHY LLP, as applicable, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of Grassi or UHY LLP, as applicable, would have caused Grassi or UHY LLP, as applicable, to make reference to the subject matter of the disagreement in their respective reports on the Korean Companies’ respective financial statements for KMMI INC., NS World Co., Ltd., and KCM Industry Co., Ltd., and the consolidated financial statements for Handa Lab Co., Ltd., for the fiscal year ended December 31, 2024.

During the interim period from December 18, 2024 or January 14, 2025, as applicable, through March 24, 2025, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except that the Korean Companies advised Grassi or UHY LLP, as applicable, of the existence of material weaknesses in their respective management’s internal control over financial reporting resulting from a lack of formalized internal control and inadequate segregation of duties in the processes over financial reporting, a lack of sufficient levels of human resources and technical accounting experience, a lack of documentation, policies and procedures and inadequate design and operation of control activities, such as information technology general controls.

During the Korean Companies’ most recent fiscal year ended December 31, 2024, and the subsequent interim period through April 21, 2025, neither any of the Korean Companies nor anyone acting on their behalf consulted with EY regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Korean Companies’ respective financial statements, and neither a written report nor oral advice was provided to any of the Korean Companies that EY concluded was an important factor considered by any of the Korean Companies in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Korean Companies have provided Grassi and UHY LLP, as applicable, with a copy of the disclosures made by them in response to Item 304(a) of Regulation S-K under the Exchange Act, and have requested that Grassi and UHY LLP, as applicable, furnish the Korean Companies with a letter addressed to the SEC stating whether they agree with the statements made by the co-registrants in response to Item 304(a) of Regulation S-K under the Exchange Act and, if not, stating the respects in which they do not agree.

EY declined to stand for re-election as the independent auditor of each of the Korean Companies, as applicable, upon completion of audits for fiscal year ended December 31, 2024 on April 21, 2025.

On January 15, 2026, each of Handa Lab Co., Ltd. and KCM Industry Co., Ltd. appointed Grassi as the new independent auditor for of Handa Lab Co., Ltd. and KCM Industry Co., Ltd. effective immediately.

On February 3, 2026, each of KMMI INC. and NS World Co., Ltd. appointed UHY LLP as the new independent auditor for KMMI INC. and NS World Co., effective immediately.

During the Korean Companies’ most recent fiscal year ended December 31, 2025, neither any of the Korean Companies nor anyone acting on their behalf consulted with Grassi and UHY LLP regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Korean Companies’ respective financial statements, and neither a written report nor oral advice was provided to any of the Korean Companies that Grassi and UHY LLP concluded was an important factor considered by any of the Korean Companies in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Korean Companies have provided EY, as applicable, with a copy of the disclosures made by them in response to Item 304(a) of Regulation S-K under the Exchange Act, and have requested that EY, as applicable, furnish the Korean Companies with a letter addressed to the SEC stating whether they agree with the statements made by the co-registrants in response to Item 304(a) of Regulation S-K under the Exchange Act and, if not, stating the respects in which they do not agree.

EXPERTS

The consolidated financial statements of Welsbach Technology Metals Acquisition Corp. as of December 31, 2025 and December 31, 2024, and for the years then ended included in this prospectus have been audited by UHY LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firms given upon their authority as experts in accounting and auditing.

The financial statements of Evolution Metals LLC as of December 31, 2025 and December 31, 2024 and for the period from February 8, 2024 (Inception) to December 31, 2024, included in this prospectus, have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of KCM Industry Co., Ltd. as of December 31, 2025 and for the year then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of Grassi & Co., CPAs, P.C., an independent auditor, given on the authority of said firm as experts in auditing and accounting. The financial statements of KCM Industry Co., Ltd. as of December 31, 2024 and for the year then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of Ernst & Young Han Young, an independent auditor, given on the authority of said firm as experts in auditing and accounting.

The financial statements of KMMI INC. as of December 31, 2025 and for the year then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of UHY LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting. The financial statements of KMMI INC. as of December 31, 2024 and for the year then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of Ernst & Young Han Young, an independent auditor, given on the authority of said firm as experts in auditing and accounting.

The financial statements of NS World Co., Ltd. as of December 31, 2025 and for the year then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of UHY LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting. The financial statements of NS World Co., Ltd. as of December 31, 2024 and for the year then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of Ernst & Young Han Young, an independent auditor, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Handa Lab Co., Ltd. as of December 31, 2025 and for the year then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of Consent Grassi & Co., CPAs, P.C., an independent auditor, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements of Handa Lab Co., Ltd. as of December 31, 2024 and for the year then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of Ernst & Young Han Young, an independent auditor, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the securities offered hereby. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and its securities, reference is made to the Registration Statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to this Registration Statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the Registration Statement, over the internet at the SEC’s website at www.sec.gov. We are subject to the information reporting requirements of the Exchange Act, and we are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the SEC’s website referred to above.

INDEX TO FINANCIAL STATEMENTS

EVOLUTION METALS & TECHNOLOGIES CORP. FINANCIAL STATEMENTS

WELSBACH TECHNOLOGY METALS ACQUISITION CORP. FINANCIAL STATEMENTS

EM FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm (PCAOB Number 1195)	F-80
Consolidated Balance Sheets as of December 31, 2025 and 2024	F-81
Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2025 and for the Period from February 8, 2024 (inception) to December 31, 2024	F-82
Consolidated Statements of Changes in Member’s (Deficit) for the year ended December 31, 2025 and for the Period from February 8, 2024 (inception) to December 31, 2024	F-83
Consolidated Statements of Cash Flows for the year ended December 31, 2025 and for the Period from February 8, 2024 (inception) to December 31, 2024	F-84
Notes to the Consolidated Financial Statements	F-85

KCM FINANCIAL STATEMENTS

KMMI FINANCIAL STATEMENTS

NS WORLD FINANCIAL STATEMENTS

HANDA LAB FINANCIAL STATEMENTS

EVOLUTION METALS & TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

in thousands, except share data	March 31, 2026 (Unaudited)	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$5,389	$11,685
Accounts receivable	2,270	—
Non-trade accounts receivable	1,202	1,493
Non-trade accounts receivable – related parties	182	—
Inventories	1,564	—
Prepaid expenses and other current assets	660	48
Total current assets	11,267	13,226
Property, plant and equipment, net	7,443	—
Intangible assets, net	6,350	—
Deferred transaction costs	—	9,265
Goodwill	60,061	—
Other noncurrent assets	497	—
TOTAL ASSETS	$85,618	$22,491

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$8,954	$4,651
Accounts payable – related parties	42	—
Non-trade accounts payable	47,951	—
Non-trade accounts payable – related parties	218	—
Short term debt	3,546	—
Short term debt – related parties	1,230	484
Current portion of long-term debt	1,593	—
Convertible promissory notes	2,296	—
July investment agreement derivative	—	379,205
CPU Share Allocation Obligation	—	292,680
Accrued expenses and other current liabilities	27,263	339
Total current liabilities	93,093	677,359
Long term debt	2,609	—
Long term debt – related parties	15	—
Other noncurrent liabilities	725	—
Total Liabilities	96,442	677,359

Commitments and contingencies (Note 19)

Stockholders’ Deficit
Common stock $0.0001 par value, 593,349,852 shares authorized, 593,349,852 and 0 shares issued and outstanding as of March 31, 2026 and December 31, 2025	59	45 *
Equity-classified CPU share allocation	186,766	—
Additional paid-in capital	908,599	(2,374)
Convertible preferred units (Note 13 – Equity)	—	26,262
Accumulated deficit	(1,119,121)	(678,807)
Accumulated other comprehensive income	(1,062)	6
Total stockholders’ deficit	(24,759)	(654,868)
Noncontrolling interest	13,935	—
Total deficit	(10,824)	(654,868)
Total liabilities and stockholders’ deficit	$85,618	$22,491

____________

*        Par value of common stock, additional paid-in capital and share data have been retroactively restated to give effect to reverse recapitalization that is discussed in Note 3

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVOLUTION METALS & TECHNOLOGIES CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
in thousands, except share data	2026	2025
Revenues	$1,879	$—
Cost of sales	(1,434)	—
Gross profit	445	—
Operating expense:
Selling, general and administrative	(16,100)	(2,802)
Operating loss	(15,655)	(2,802)
Other income (expense):
Interest (expense) income, net	(705)	493
Other income (expense), net	1,296	250
Provision for credit losses	—	(470)
Change in fair value of financial instruments	(425,227)	(15,467)
Loss on foreign currency	(23)	—
Loss before income taxes	(440,314)	(17,996)
Income tax expense	—	—
Net loss	$(440,314)	$(17,996)

Net loss per share attributable to common stockholders
Basic and diluted	$(0.72)	$(0.04)
Weighted average shares of common stock
Basic and diluted	611,903,892	454,712,290

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVOLUTION METALS & TECHNOLOGIES CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended March 31,
in thousands	2026	2025
Net loss	$(440,314)	$(17,996)
Other comprehensive income:
Foreign currency translation adjustments	(1,050)	—
Actuarial loss on defined severance benefits, net of tax	(18)	—
Total other comprehensive loss	(1,068)	—
Total comprehensive loss	$(441,382)	$(17,996)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVOLUTION METALS & TECHNOLOGIES CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Convertible Preferred Units		Member Units, Voting		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Members’ Deficit	Total Stockholders’ Equity
in thousands, except share data	Units	Amount	Units	Amount	Units	Amount
Balance, December 31, 2024 (as previously reported)	35,230,021	$9,587	1,000,000	$—	—	—	306	—	$(60,892)	$(50,999)	$—
Retroactive application of recapitalization	—	—	(1,000,000)	—	454,712,290	45	(45)	—	—	50,999	(50,999)
Balance, December 31, 2024	35,230,021	9,587	—	—	454,712,290	45	261	—	(60,892)	—	(50,999)
Issuance of convertible preferred units	7,050,000	$2,750	—	—	—	—	—	(1,500)	—	—	1,250
Investor loan advances and deemed contributions	—	—	—	—	—	—	(853)	—	—	—	(853)
Net loss		$—		$—		—	—	—	(17,996)	$—	(17,996)
Balance, March 31, 2025	42,280,021	$12,337	—	$—	$454,712,290	$45	$(592)	$(1,500)	$(78,888)	$—	$(68,598)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVOLUTION METALS & TECHNOLOGIES CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Convertible Preferred Units		Common Stock		Additional Paid-in Capital	Equity- classified CPU Share Allocation	Accumulated Deficit	Accumulated Other Comprehensive Income	Total EMAT Stockholders’ Equity	Non controlling Interest	Total Stockholders’ Equity
in thousands, except share data	Units	Amount	Units	Amount
Balance, December 31, 2025	59,671,021	$26,262	454,712,290	$45	$(2,374)	$—	$(678,807)	$6	$(654,868)	$—	$(654,868)
Reverse recapitalization	—	—	4,876,199	—	(10,872)	—	—	—	(10,872)	—	(10,872)
Noncontrolling interests resulting from the Business Combination	(17,391,000)	(13,925)		—	—	—	—	—	(13,925)	13,925	—
Share issuance upon conversion of convertible preferred units	(42,280,021)	(12,337)	12,640,000	1	12,336	—	—	—	—	—	—
Share issuance upon settlement of the EM Share Obligations	—	—	118,046,178	13	885,334	—	—	—	885,347	—	885,347
Issuance of common stock for acquisitions	—	—	3,075,185	—	23,064	—	—	—	23,064	10	23,074
Investor loan advances and deemed contributions	—	—	—	—	1,111	—	—	—	1,111	—	1,111
Reclass of CPU Share Allocation Obligations to equity	—	—	—	—	—	186,766	—	—	186,766	—	186,766
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,050)	(1,050)	—	(1,050)
Actuarial (loss) gain on defined severance benefits, net of tax	—	—	—	—	—	—	—	(18)	(18)	—	(18)
Net loss	—	—	—	—	—	—	(440,314)	—	(440,314)	—	(440,314)
Balance, March 31, 2026	—	$—	593,349,852	$59	$908,599	$186,766	$(1,119,121)	$(1,062)	$(24,759)	$13,935	$(10,824)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVOLUTION METALS & TECHNOLOGIES CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
in thousands	2026	2025
Cash flows from operating activities
Net loss	$(440,314)	$(17,996)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in provision for losses on valuation of inventories	115	—
Depreciation and amortization	252	—
Interest expense	768	—
Pension Benefits Provision	65	—
Gain on settlement of preexisting relationship	(1,152)	—
Allowance for credit losses	—	470
Interest income	(63)	—
Gain on foreign exchange translation	(115)	—
Loss on foreign exchange translation	137	—
Change in fair value of CPU Share Allocation Obligations	190,488	2,492
Change in fair value of July Investment Agreement Derivative	234,739	12,572
Day one loss on CPU Share Allocation Obligations	—	404
Investor expenses incurred on behalf of Company	1,586	827
Paid in kind – interest	—	(475)
Non-cash others	(75)	—
Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	(725)	—
Non-trade accounts receivable	(211)	—
Prepaid expenses and other assets	(197)	(125)
Inventories	(385)	—
Deferred transaction costs	9,265	—
Trade accounts payable	(1,225)	(209)
Non-trade accounts payable	1,195	—
Other liabilities	109	—
Accrued expenses and other current liabilities	174	(23)
Net cash used in operating activities	(5,569)	(2,063)

Cash flows from investing activities
Purchases of property, plant and equipment	$(24)	$—
Payments for leasehold deposits	(2)	—
Issuance of notes receivable	—	(474)
Proceeds from notes receivable	2	—
Payment for acquisition of business	(350)	—
Net cash acquired in Business Combination	1,379	—
Net cash (used in) provided by investing activities	$1,005	$(474)

EVOLUTION METALS & TECHNOLOGIES CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Three Months Ended March 31,
in thousands	2026	2025
Cash flows from financing activities
Proceeds from short-term debt	$945	$—
Repayment of short-term debt	(545)	—
Repayment of current portion of long-term debt	(65)	—
Repayment of long-term debt	(44)	—
Payment of lease liabilities	(32)	—
Cash assumed in reverse recapitalization	13	—
Constructive disbursements to related party	(475)	(1,680)
Payments to effectuate reverse recapitalization	(1,537)	—
Proceeds from issuance of convertible preferred units	—	5,550
Payments for deferred transaction costs	—	(215)
Net cash (used in) provided by financing activities	(1,741)	3,655
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	8	—
Net (decrease) increase in cash, cash equivalents and restricted cash	(6,296)	1,118
Cash and cash equivalents, and restricted cash, as of beginning of period	11,685	2,615
Cash and cash equivalents, and restricted cash, as of end of period	$5,389	$3,733

Supplemental cash flow information:
Taxes paid	$—	$—
Interest paid	133	—

Supplemental disclosure of noncash investing and financing activities:
Acquisition of business, deferred consideration payable included in non-trade accounts payable	$47,863	$—
Acquisition of business, shares of common stock exchanged	23,064
Reverse recapitalization, net non-cash liabilities assumed and settlement of preexisting relationship	10,886	—
Reclassification of CPU Share Allocation Obligation from liability to equity	186,766	—
Issuance of common stock for settlement of July Investment Agreement Derivative liabilities	588,944	—
Issuance of common stock for settlement of CPU Share Allocation Obligations liabilities	296,402	—
Fair value of CPU Share Allocation Obligations issued in connection with issuance of certain convertible preferred units	—	4,704
Deferred transaction costs included within accounts payable and accrued expenses	—	2,583
Convertible preferred units issued in exchange for subscription receivable	—	1,500

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Evolution Metals & Technologies Corp. (formerly known as Welsbach Technology Metals Acquisition Corp. or “WTMA”), a Delaware corporation, and collectively with its subsidiaries (the “Company,” “EM&T,” or “New EM”) is developing a secure, reliable global supply chain for critical minerals and materials (“CMM”), leveraging advanced technologies and strategic consolidation of midstream and downstream manufacturers. The Company will support key industries, such as automotive and aerospace, while driving a sustainable future through efficient processing and the application of cutting edge autonomous and smart robotics. The Company has two direct wholly owned subsidiaries: NewCo Inc. (“NewCo”), incorporated in Delaware on January 5, 2026, and Evolution Metals LLC (“EM LLC”), incorporated in Delaware on February 9, 2024.

To achieve this vision, on January 5, 2026, EM LLC acquired a controlling equity interest in four separate Korean entities (collectively, the “Four Entities”). The Four Entities are critical to the CMM supply chain in order to combine initial capabilities believed to serve as the foundation for the Company’s growth, transforming raw materials into essential components for further manufacturing; recycling lithium batteries; producing materials that are essential feedstocks used in the production of advanced magnets, which include (a) bonded magnets that are vital components in various high-tech applications (including automotive, aerospace, and consumer electronics industries) and (b) sintered magnets that are crucial for high-performance applications (particularly in the defense and aerospace sectors where precision and durability are paramount); developing AI software and machines to drive automation, innovation, and efficiency to reduce labor costs, lower manufacturing reject rates, and automating the quality of control processes. For further discussion on EM LLC’s acquisition of the Four Entities and the related accounting, refer to Note 4 — Acquisitions.

WTMA Merger Agreement

On January 5, 2026 (the “Closing Date”), immediately following the acquisition of the Four Entities, WTMA, a special purpose acquisition company, consummated the business combination pursuant to the terms of the Agreement and Plan of Merger entered into on April 1, 2024 and as amended on November 6, 2024, November 11, 2024, February 10, 2025, March 31, 2025, June 11, 2025, July 21, 2025, and January 5, 2026 (collectively, the “Amended Merger Agreement”), by and among EM LLC, WTMA, WTMA Merger Subsidiary LLC, a Delaware limited liability company and direct wholly owned subsidiary of WTMA (“Merger Sub”), NewCo Inc. (“NewCo”), a Delaware limited liability company, and David Wilcox, as the sole stockholder of NewCo. Pursuant to the Amended Merger Agreement, Merger Sub merged with and into EM LLC, with EM LLC being the surviving corporation and resulting in EM LLC being a wholly owned subsidiary of WTMA (the “Merger” and collectively, with the other transactions contemplated by the Amended Merger Agreement, the “Business Combination”).

As discussed in Note 3 — Reverse Recapitalization, the Business Combination was accounted for as a reverse recapitalization under which the historical financial statements of the Company prior to the Business Combination are those of EM LLC. All information related to the common stock of EM LLC prior to the Closing Date and presented in the financial statements and notes thereto has been retroactively adjusted to reflect the exchange ratio established in the Amended Merger Agreement. For further discussion on the reverse recapitalization and the related accounting, refer to Note 3 — Reverse Recapitalization.

To facilitate the closing of the Business Combination, the Company entered into a short-term bridge loan with cash proceeds of $80.0 million with a stated, fixed interest rate per annum of 6.0% and a stated maturity date of five business days following the Closing Date. The bridge loan was repaid prior to the maturity date and the related interest expense incurred by the Company was de minimis.

Immediately following the Closing Date, EM&T operates as a holding company and owns 100% of EM LLC, which in turn owns 100% of Evolution Metals LLC (Korea) (“Korea DRE”). Korea DRE owns 100% of the Four Entities, KCM Industry Co., Ltd., KMMI Inc., Handa Lab Co., Ltd., and NS World Co., Ltd.

Although WTMA was the legal acquirer, for accounting purposes the Business Combination is treated as a reverse recapitalization in accordance with U.S. GAAP, with EM LLC deemed to be the accounting acquirer and WTMA treated as the acquired company. Accordingly, the unaudited condensed consolidated financial statements of

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

EM&T subsequent to the Closing Date will represent a continuation of the financial statements of EM LLC, with the net assets of WTMA recorded at historical cost. No goodwill or other intangible assets were recorded as a result of the transaction. All outstanding equity interests of EM LLC were converted into shares of EM&T common stock in accordance with the exchange ratio established in the Merger Agreement.

In connection with the closing of the Business Combination, WTMA changed its corporate name to Evolution Metals & Technologies Corp. and on January 6, 2026, the Company’s common stock began to trade on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “EMAT”. As a result of the business combination, EM&T became a publicly traded operating company focused on midstream processing of critical materials, including precious metals, battery metals, magnets & rare earth elements, and its related products.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation:    The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), expressed in U.S. dollars. References to GAAP issued by the FASB in these accompanying notes to the unaudited condensed consolidated financial statements are to the FASB Accounting Standards Codification (“ASC”). The unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Principles of Consolidation and Variable Interest Entities:    The accompanying unaudited condensed consolidated financial statements include the accounts of Evolution Metals & Technologies Corp. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company evaluates all legal entities in which it holds an ownership or economic interest in accordance with Accounting Standards Codification (“ASC”) Topic 810, Consolidation, to determine whether consolidation is required under either the voting interest entity (“VOE”) model or the variable interest entity (“VIE”) model.

A legal entity is considered a VIE when, by design, (i) the entity lacks sufficient equity at risk to finance its activities without additional subordinated financial support, (ii) the holders of the equity investment at risk lack the characteristics of a controlling financial interest, or (iii) the equity holders do not possess substantive voting or participating rights.

The Company consolidates a VIE when it is determined to be the primary beneficiary of the entity. The primary beneficiary is the party that both (i) has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) has the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

The Company evaluates loans, advances, notes receivable, and other arrangements involving shareholders, affiliates, and related parties to determine whether such arrangements represent variable interests under ASC 810. In performing this assessment, management considers the substance of the arrangement, including contractual rights and obligations, governance rights, exposure to economic variability, and whether the Company has direct or indirect recourse to the assets, operations, or economics of the legal entity.

The application of ASC 810 requires management to exercise significant judgment in determining whether a legal entity is a VIE and whether the Company is the primary beneficiary of that entity. Such judgments include evaluating contractual arrangements, governance rights, related party relationships, and the nature of the Company’s economic interests. Changes in facts and circumstances could result in changes to the Company’s consolidation conclusions in future reporting periods.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Liabilities Paid by Principal Shareholders:    The Company complies with SEC Staff Accounting Bulletin Topic 5.T (“SAB Topic 5.T”), Accounting for Expenses or Liabilities Paid by Principal Stockholder(s). Expenses paid by shareholders or related parties on behalf of the Company are recognized in the unaudited condensed consolidated financial statements when incurred if the Company receives the primary economic benefit of the expenditure, with a corresponding credit recognized within equity, as appropriate. See Note 17 — Related Party Transactions for additional detail regarding such arrangements.

Liquidity and Going Concern:    Historically, the Company’s primary sources of liquidity have been cash flows from issuance of convertible preferred units. The Company reported a net loss of $440.3 million for the three months ended March 31, 2026. As of March 31, 2026, the Company had an aggregate cash balance of $5.4 million and a net working capital deficit of $81.8 million. These are indicators of substantial doubt as to the Company’s ability to continue as a going concern for at least one year from issuance of these Unaudited condensed consolidated financial statements.

On January 5, 2026, the Company consummated the Business Combination and is now focused on executing its post-combination operating plan and capital formation strategy. The Business Combination did not include significant external financing at closing, see Note 4 — Acquisitions. The Company expects to require additional capital to support its operations and growth initiatives. Management is actively pursuing additional sources of capital, including equity and strategic financing arrangements.

Based on the Company’s current liquidity position and expected operating needs, management has concluded that substantial doubt about the Company’s ability to continue as a going concern has not been alleviated. The Company expects to address its liquidity requirements through the execution of its capital-raising plans and the continued development of its operating business.

The Company’s future capital requirements will depend on many factors, including the Company’s timing and extent of its research and the acquisition of processing facilities. In order to finance these opportunities and associated costs, the Company would need to raise additional financing. While there can be no assurances, the Company intends to raise such capital through additional equity raises and debt financing. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to it or at all. If the Company is unable to raise additional capital on acceptable terms when needed, its product development business, results of operations and financial condition would be materially and adversely affected.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these financial statements are available to be issued. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Emerging Growth Company:    The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups (“JOBS”) Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as to those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these unaudited condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The Company consummated its initial public offering on December 30, 2021. Accordingly, the fifth anniversary of The Company’s initial public offering will occur on

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

December 30, 2026. Based on the foregoing, the Company expects to remain an emerging growth company until at least December 30, 2026, unless it earlier ceases to qualify as an emerging growth company under the applicable provisions of the JOBS Act.

Use of Estimates:    The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Unaudited condensed consolidated financial statements. Making estimates requires management to exercise significant judgment. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the Unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. The Company’s most significant assumptions and estimates relate to the estimation of the provision for credit losses, the useful lives of property, plant and equipment, the change in fair value of financial instruments. These estimates are based on assumptions which management believes are reasonable. The Company evaluates its estimates on an ongoing basis and makes revisions to these estimates. In connection with business combinations, management is required to make significant estimates and assumptions to allocate the purchase consideration to the assets acquired and liabilities assumed based on their respective estimated fair values as of the acquisition date. These estimates include, among others, assumptions regarding projected future cash flows, discount rates, royalty rates, customer attrition, useful lives, replacement costs, market participant assumptions, and other valuation inputs used to determine the fair value of identifiable intangible assets, property, plant and equipment, and other acquired assets and assumed liabilities. Any excess of purchase consideration over the fair value of net assets acquired is recorded as goodwill. Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company’s accounting for business combinations may be preliminary during the measurement period, which may extend up to one year from the acquisition date. During the measurement period, the Company may record adjustments to the assets acquired, liabilities assumed, identifiable intangible assets, goodwill, and related income tax effects if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. Income taxes also require significant judgment, including estimates related to the realizability of deferred tax assets, the measurement of deferred tax liabilities, the assessment of valuation allowances, the interpretation of tax laws and regulations, and the evaluation of uncertain tax positions. Changes in tax laws, statutory tax rates, future taxable income, valuation allowance assessments, tax planning strategies, or the outcome of tax audits and examinations could materially affect the Company’s income tax provision and related tax balances.

Foreign Currency Translation and Transactions:    The Company’s reporting currency is the U.S. dollar. The functional currency of each entity in the group is the currency of the primary economic environment in which it operates. The functional currency of the Company’s Korean subsidiaries, KCM Industry Co., Ltd. (“KCM”), KMMI Inc. (“KMMI”), NS World Co., Ltd. (“NSW”), and Handa Lab Co., Ltd. (“Handa Lab”), is the Korean Won (“KRW”). Transactions in foreign currencies are initially recorded into functional currency at the rates of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured into functional currency at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are remeasured to the functional currency at exchange rates that prevailed on the date of inception of the transaction.

Assets and liabilities are translated using the exchange rate in effect as of the balance sheet date. Revenues and expenses are translated using the average exchange rates in effect for the periods presented. The effects of translating these Unaudited condensed consolidated financial statements from functional currency to reporting currency are recorded in accumulated other comprehensive income as a component of stockholders’ equity (deficit).

Gains and losses resulting from transactions denominated in a currency other than the functional currency of the entity are included in other income (expense), net in the Unaudited condensed consolidated statements of operations using the average exchange rates in effect during the period.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Segment Information:    ASC 280, “Segment Reporting” (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Executive Chairman of the Board of Directors, David Wilcox, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM manages the business as a single operating and reportable segment. The CODM uses unaudited condensed consolidated financial statements to allocate resources and assess performance on a consolidated basis. Accordingly, all required financial segment information is presented on a consolidated basis. See Note 15 — Segments for further detail.

Cash and Cash Equivalents:    The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted cash consists of certain cash pledged as collateral for the use of the Company’s corporate credit card. Restricted cash with remaining restrictions of one year or less is classified as current on the balance sheets. The Company has presented restricted cash in cash and cash equivalents in the Condensed consolidated balance sheets. As of March 31, 2026 and December 31, 2025, restricted cash included in cash and cash equivalents was de minimis.

Concentration of Credit Risk:    Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts held with financial institutions, including U.S. and Korean financial institutions, and notes receivable. Cash accounts held with U.S. financial institutions may at times exceed the Federal Depository Insurance Corporation limit. Cash accounts held by the Company’s Korean subsidiaries may at times exceed the applicable deposit protection limits under Korean banking regulations. Effective September 1, 2025, the maximum deposit protection coverage in Korea was increased from KRW 50 million to KRW 100 million per depositor per covered financial institution. The amount over these insured limits as of March 31, 2026 and December 31, 2025 was $5.1 million and $11.4 million respectively. As of March 31, 2026 and December 31, 2025, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant credit risk with respect to such accounts, based on the credit quality of the financial institutions at which the deposits are held.

The Company is subject to potential credit risk related to business, economic and financial market conditions that affect entities it has advanced amounts to which has been heightened as a result of recent economic and financial market conditions, including in connection with the uncertainties and challenges in the overall economy, including, among other things, inflationary pressure and increased interest rates. Certain entities that have received advances from the Company have experienced significant financial difficulties (including bankruptcy), and others may experience financial difficulties in the future. These difficulties expose the Company to increased risk related to collectability.

Concentration of Customer Risk:    The concentration of customer risk arises when a significant portion of the Company’s revenue is generated from a small group of customers. Reduction of orders, delay of payments, or termination of contracts by these key customers could have a significant negative effect on the Company’s results of operations and cash flows. The Company’s revenue is historically derived from a small number of customers.

For the three months ended March 31, 2026, the customers accounting for 10% or more of total revenue are Customer A and Customer B, with revenues of $0.7 million (or 38% of total net revenue) and $0.4 million (or 19% of total net revenue), respectively.

As of March 31, 2026, the customers accounting for 10% or more of accounts receivable are Customer A, Customer B and Customer C, with accounts receivables of $0.3 million (or 14% of total accounts receivable), $0.3 million (or 11% of total accounts receivable), and $1.0 million (or 44% of total accounts receivable), respectively.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Fair Value of Financial Instruments:    ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Inputs based on unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:

Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active or for which all significant inputs are observable or can be corroborated by observable market data.

Level 3:

Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following techniques noted in ASC 820:

•        Market approach:    Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•        Cost approach:    Amount that would be required to replace the service capacity of an asset (replacement cost).

•        Income approach:    Techniques to convert future amounts to a single present value amount based upon market expectations (including present value techniques, option pricing, and excess earnings models).

The Company believes its valuation methods are appropriate and consistent with other market participants, however the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company’s financial instruments with a carrying value that approximates fair value consist of cash and cash equivalents, prepaid expenses and other current assets, other noncurrent assets, accounts payable and accrued expenses and other current liabilities because of the short-term nature or expected settlement dates of these instruments. The Company’s financial instruments that are measured at fair value on a recurring basis are discussed in Note 11 — Fair Value Measurements.

Non-trade Accounts Receivable:    Non-trade accounts receivable consists of secured and unsecured promissory notes with no conversion features and toll processing receivables and was accounted for as receivables in the scope of ASC 310, “Receivables” (“ASC 310”), which was initially recorded at present value and subsequently re-measured at amortized cost or, in the case of toll processing receivables, at the amount expected to be collected for toll processing services provided (see Note 5 — Non-trade Accounts Receivable and Payable). Non-trade accounts receivable is reported net of an allowance for credit losses on the accompanying Condensed consolidated balance sheets.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Convertible Promissory Notes:    Convertible promissory notes consist of convertible promissory notes that were issued by WTMA and were acquired by the Company as part of the Business Combination. The convertible promissory notes bear no interest and were to be repaid upon consummation of a Business Combination or, at the lender’s discretion, convertible into private units of the post-Business Combination entity at a price of $10.00 per unit. As of March 31, 2026, the outstanding balance of $2.3 million is in maturity default.

Provision for Credit Losses:    The Company recognizes a provision for credit losses on convertible notes receivable, notes receivable, and notes receivable — related party (collectively, the “Outstanding Receivables”) in an amount equal to the estimated probable losses net of recoveries. The Company currently monitors financial conditions of the companies it has Outstanding Receivables owed from on a continuing basis. After considering current economic conditions and financial stability of its Outstanding Receivables counterparties, an provision for credit losses is maintained in the consolidated balance sheets at a level which management believes is sufficient to cover all probable future credit losses as of the balance sheet date based on specific reserves and an expectation of future economic conditions that might impact collectability.

The Company also evaluates trade accounts receivable, including trade accounts receivable of its Korean subsidiaries, for expected credit losses in accordance with ASC 326, Financial Instruments — Credit Losses. The Company estimates the allowance for credit losses for trade accounts receivable primarily using an aging schedule, which categorizes receivables based on the number of days past due. Past due status is generally measured based on the number of days since the contractual payment due date. The Company considers historical collection experience, current customer-specific facts and circumstances, the aging of outstanding balances, current economic conditions, and reasonable and supportable forecasts, as applicable, in estimating expected credit losses.

Trade accounts receivable are generally evaluated on a collective basis when they share similar risk characteristics. The Company evaluates receivables individually when such receivables no longer share similar risk characteristics, including when balances are more than 90 days past due and exceed a specified amount, or when management becomes aware of customer-specific collectability concerns, including bankruptcy, financial distress, disputes, or other adverse information. Receivables are deemed uncollectible and written off against the allowance for credit losses after all reasonable collection efforts have been exhausted.

The Company classifies loans as non-accrual and recognizes income only to the extent cash is received when there is reasonable doubt about collectability of principal and interest. Management used judgment in reaching this determination for all Outstanding Receivables. When a loan is placed on non-accrual status, all previously accrued but uncollected interest is reversed or charged off as a provision for credit losses and the accrual of interest income is discontinued. If a payment is received when a loan is non-accrual, the payment is applied to the principal balance. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of March 31, 2026 and December 31, 2025, the convertible notes receivable were classified as non-accrual.

Outstanding Receivables and trade accounts receivable are carried at amortized cost, net of provision for credit losses. Amortized cost approximated book value as of March 31, 2026 and December 31, 2025. After all reasonable attempts to collect a receivable have failed, the amount of the receivable is written off against the allowance.

July Investment Agreement Derivative:    Certain agreements the Company entered into either require the Company to issue or provide the Company the option to issue a variable number of shares of New EM common shares to certain investors and vendors. The Company applies ASC 480, “Distinguishing Liabilities and Equity” (“ASC 480”), ASC 815, and ASC 718, “Compensation — Stock Compensation” (“ASC 718”) in its evaluation of the terms of each agreement. Financial instruments that were identified in each agreement and:

•        meet the criteria to be accounted for as a liability in accordance with ASC 480 were reported at fair value at issuance and were re-measured to fair value each reporting period with changes in the estimated fair value of the liability recognized as a non-cash gain or loss on the accompanying Unaudited consolidated statements of operations and comprehensive loss;

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

•        do not meet the criteria to be accounted for as a liability in accordance with ASC 480 and do not meet the criteria to be accounted for as equity in accordance with ASC 815 are accounted for as a liability and were reported at fair value at issuance and were re-measured to fair value each reporting period with changes in the estimated fair value of the liability recognized as a non-cash gain or loss on the accompanying Unaudited consolidated statements of operations and comprehensive loss;

•        meet the criteria of a liability-classified share-based payment transaction in accordance with ASC 718 were measured based on the fair value of the transaction on the date of grant and remeasured to fair value each reporting period until settlement or cancellation.

Agreements where multiple financial instruments are identified that would individually warrant separate accounting as a derivative instrument are bundled together as a single, compound embedded derivative that is bifurcated and accounted for separately from the host contract in accordance with ASC 815.

The Company reassesses the classification of a contract over its own equity under the guidance above at each balance sheet date. If classification changes as a result of events during the reporting period, the Company reclassifies the contract as of the date of the event that caused the reclassification. When a contract over own equity is reclassified from a liability to equity, gains or losses recorded to account for the contract at fair value during the period that the contract was classified as a liability are not reversed, and the contract is marked to fair value immediately before the reclassification.

Impairment of Long-Lived Assets:    The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that an asset group’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analysis in accordance with ASC 360-10, “Impairment or Disposal of Long-Lived Assets” (“ASC 360-10”), which requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset group is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value. The Company did not record impairment losses during the three months ended March 31, 2026 and three months ended March 31, 2025.

Business Combinations and Asset Acquisitions:    The Company evaluates each acquisition transaction to determine whether the acquired asset meets the definition of a business and therefore should be accounted for as a business combination, or if the transaction should be accounted for as an asset acquisition. Under ASC 805, “Business Combinations” (“ASC 805”), an acquisition does not qualify as a business when substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets. If the Company determines that the screen test is met, the transaction is accounted for as an asset acquisition. If the screen test is not met, the Company further considers whether the acquisition includes, at a minimum, inputs and processes that have the ability to create outputs in the form of revenue. If the assets acquired meet this criteria, the transaction is accounted for as a business combination.

The Company accounts for acquisitions that qualify as asset acquisitions utilizing a cost accumulation model whereby the purchase price of the acquisition is allocated to the assets acquired on a relative fair value basis on the date of acquisition. Inputs used to determine such fair values are primarily based upon internally developed models, publicly-available information, a risk-adjusted discount rate and/or publicly-available data regarding transactions consummated by other market participants, as applicable.

The Company accounts for business combinations under the acquisition method of accounting under ASC 805, whereby identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

fair value of assets acquired, liabilities assumed, and noncontrolling interest requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives among other items.

Transaction-related costs related to asset acquisitions are capitalized as part of the cost basis of the acquired assets. Transaction-related expenses and restructuring costs that are deemed to be part of an acquisition of a business are expensed as incurred.

Deferred Transaction Costs:    Commissions, legal fees and other costs that are direct and incremental costs directly related to the reverse capitalization transaction. The costs were capitalized as deferred transaction costs until the consummation of the transaction on January 5, 2026. The costs were expensed upon the closing of the transaction. As of March 31, 2026 and December 31, 2025, deferred transaction costs totaling $0.0 million and $9.3 million, respectively, were recorded on the accompanying Condensed consolidated balance sheets related to the reverse capitalization (see Note 4 — Acquisitions).

Net Loss Per Share:    Basic net loss per share is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. In periods when the Company is in a net loss position, potentially dilutive securities are excluded from the computation of diluted net loss per share because their inclusion would have an anti-dilutive effect. Thus, basic net loss per share is the same as diluted net loss per share.

Diluted net loss per share is computed similar to basic net loss per share except that the denominator is increased to include the potential dilutive effect of common stock equivalents on the average number of common shares outstanding during the period. As of March 31, 2026 and December 31, 2025, there are no potentially dilutive securities currently issued and outstanding.

Income Taxes:    The Company files income tax returns in the U.S. federal jurisdictions, various state jurisdictions, and Korea. The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed consolidated financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 requires a valuation allowance to be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. ASC 740 also prescribes a recognition threshold and measurement process for accounting for uncertain tax positions, as well as related matters such as derecognition, interest, penalties and disclosures. The Company’s accounting policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Inventories:    Inventories are stated at the lower of cost and net realizable value. The cost of inventories is determined by the weighted average method (for raw materials, finished goods and merchandise) and the specific identification method (for inventory in transit and work in process goods). The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions.

Revenue Recognition:    The Company recognizes revenue when it satisfies performance obligations under the terms of its contracts, and control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products. This process involves identifying the customer contract, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Company considers a performance obligation satisfied once it has transferred control of a good or product to a customer, meaning the customer has the ability to direct the use and obtain the benefit of the product.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company evaluates whether it acts as principal or agent in its revenue transactions. If the Company controls the specified goods or services before they are transferred to the customer, the Company recognizes revenue on a gross basis. If the Company arranges for another party to transfer goods or services to a customer and does not control the specified goods or services before transfer, the Company recognizes revenue on a net basis. Certain arrangements in which the Company arranges for another party to transfer goods to a customer, does not maintain pricing discretion, and does not retain control over the underlying assets are accounted for on a net basis. In such arrangements, the Company does not retain the substantive risks and rewards associated with the underlying raw materials, and the counterparty retains control of the materials in a manner consistent with a tolling or agency arrangement. Accordingly, the Company recognizes only the net amount retained as revenue or other operating income, as applicable.

The Company engages in certain resale and tolling arrangements in which it purchases raw materials from specific counterparties, processes the materials, and resells the processed materials to the same counterparties. The Company evaluates these arrangements based on their substance, including whether the counterparty retains control of the inventory throughout the processing period. When the counterparty retains control of the inventory, the Company does not account for the arrangement as separate purchases and sales of inventory. Instead, the Company accounts for the arrangement as the provision of toll manufacturing or processing services to the counterparty. Under these arrangements, the Company’s performance obligation is the delivery of tolling or processing services, and the net transaction amount is recognized as revenue upon completion of the related services.

The Company also engages in certain repurchase transactions in which it sells raw materials to specific counterparties and repurchases the materials after processing. In these transactions, the Company has an obligation to repurchase the inventory and maintains control of the inventory throughout the processing period because the Company retains legal title to the inventory and bears inventory risk. The processing period is typically 15 to 60 days, and pricing is generally determined based on the counterparty’s processing costs. The Company accounts for these arrangements as the receipt of toll manufacturing or processing services rather than as distinct sales and purchases or product financing transactions. Accordingly, the net transaction amount is recognized as processing fees within cost of goods manufactured or cost of revenues, as applicable. Related amounts due from or due to counterparties under these arrangements are recorded as non-trade accounts receivable or non-trade accounts payable, as applicable.

Shipping and handling costs associated with outbound freight, after control over product has transferred to a customer, are accounted for as a fulfillment cost and are included in selling, general and administrative expenses as incurred.

Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from sales.

The Company’s primary source of revenue is product and merchandise sales of magnets. Revenue from product and merchandise sales is recognized when control of the goods is transferred to the customer, which is typically at the point of delivery, at which time the significant risks and rewards of ownership also pass to the customer. Contracts with customers generally state the terms of the sale, including the quantity and price of each product purchased. Payment terms and conditions may vary by contract. Such contracts do not include a significant financing component. In addition, contracts typically do not contain variable consideration as the contracts include stated prices, as such, no such provision — e.g. rebates or discounts — is provided. The Company provides assurance type warranties on all of its products, which are not separate performance obligations and are outside the scope of Topic 606. There was no loss contingencies related to warranties recorded as of March 31, 2026 and December 31, 2025.

Property, Plant and Equipment, net:    Property, plant, and equipment are stated at cost. Plant and equipment under finance leases are stated at the present value of the lease payments.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Once an asset is identified for retirement or disposition, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded.

The Company incurs maintenance costs on its major equipment. Repair and maintenance costs are expensed as incurred.

Asset Retirement Obligation:    The Company has an asset retirement obligation (“ARO”) arising from contractual requirements associated with the retirement of an operating lease for land. This obligation requires the Company to restore the land to its original condition upon termination of the lease. The ARO liability was initially measured at fair value and is subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement cost is capitalized as part of the operating lease right-of-use asset and is amortized on a straight-line basis over the lease term. This amortization is included in the lease expense presented in the statements of operations. The ARO liability is presented within “Other non-current liabilities” in the accompanying balance sheets. The value of the ARO liability is de minimis.

Intangible Assets, Net:    Intangible assets obtained through acquisitions are recorded at the estimated fair value as of the acquisition date. Amortization of intangible assets with finite useful lives is calculated using the straight-line method over the estimated useful lives of the assets. The Company evaluates finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of the asset group exceeds the estimated undiscounted future cash flows, an impairment loss is recognized to the extent the carrying amount exceeds the estimated fair value of the asset group.

Goodwill:    Goodwill represents the excess of purchase consideration transferred over the estimated fair value of net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, or elects not to perform the qualitative assessment, the Company performs a quantitative impairment test. Under the quantitative impairment test, goodwill impairment is recognized to the extent that the carrying amount of the reporting unit exceeds its fair value, limited to the amount of goodwill allocated to that reporting unit.

The Company determines the fair value of reporting units using market-based, income-based, or other valuation approaches, as appropriate. Significant assumptions used in impairment testing may include projected revenues, gross margins, operating expenses, capital expenditures, working capital requirements, discount rates, terminal growth rates, market multiples, and other market participant assumptions.

Government Grants:    The Company receives grants from local government agencies and public institutions in relation to asset acquisition and research activity that are necessary for the Company’s business activities. Government grants are either deducted from the carrying amount of the related assets or recognized as income when there is reasonable assurance that the Company will comply with the relevant conditions and that the grant will be received. Government grants related to assets are presented in the Condensed consolidated balance sheets by deducting the grant from the carrying amount of the asset. If it is not related to the acquisition of an asset, it can be treated as a grant related to income. Government grants related to income are presented within other income (expense), net in the Unaudited condensed consolidated statements of operations.

The Company has elected to apply an accounting policy by analogy to IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, which is commonly accepted in practice under GAAP. The Company believes that this policy appropriately reflects the economic substance of the transactions and enhances comparability with other industry participants.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Leases:    The Company has entered into various operating and finance lease agreements for certain office spaces, transportation equipment and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The Company has lease agreements with lease and non-lease components, and elected to utilize the practical expedient to account for lease and non-lease components together as a single combined lease component.

The Company also elected the short-term lease exception, except for real estate, and therefore only recognizes right-of-use assets and lease liabilities for leases with a term greater than one year. When determining lease terms, the Company factors in options to extend or terminate leases when it is reasonably certain that the Company will exercise that option.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

Lease expenses for operating leases are recognized on a straight-line basis over the lease term and classified as cost of sales or selling, general and administrative expenses depending on the nature of the leased asset. Depreciation expenses for finance lease assets are recognized over the lease term and classified as cost of sales or selling, general and administrative expenses depending on the nature of the leased asset. Interest expenses on finance lease liabilities are recognized as interest expenses in the Unaudited condensed consolidated statements of operations over the lease term.

Other Assets:    Other assets (prepaid expenses and other current assets and other noncurrent assets) primarily consist of prepaid expenses, value added tax, income tax assets advance payments and leasehold deposits.

Cost of Goods Sold:    Cost of goods sold primarily consists of direct material costs, direct labor costs, manufacturing overhead, subcontracting and processing costs, depreciation of manufacturing equipment, inventory write-downs, freight-in and other costs directly attributable to the production or acquisition of products sold. Manufacturing overhead includes indirect labor, utilities, facility costs, repair and maintenance costs, supplies, and other production-related costs.

For inventory manufactured by the Company, cost of goods sold is recognized when the related finished goods are sold and revenue is recognized. For merchandise or raw materials purchased for resale, cost of goods sold is recognized when control of the related goods is transferred to the customer. The Company includes in cost of goods sold normal production costs incurred to bring inventory to its existing condition and location.

The Company may also incur tolling, subcontracting, or third-party processing costs in connection with certain manufacturing or repurchase arrangements. When the Company retains control of the underlying inventory and obtains processing services from a counterparty, the related net processing fees are recognized as part of cost of goods sold or cost of goods manufactured, as applicable. When the Company provides tolling or processing services to a counterparty and the counterparty retains control of the underlying inventory, the Company recognizes the related costs incurred to provide such services as cost of goods sold or cost of services.

Abnormal costs, including abnormal waste, idle facility costs, excess spoilage, and other costs that do not contribute to bringing inventory to its intended condition and location, are expensed as incurred and are not capitalized into inventory. Cost of goods sold may also include lower of cost or net realizable value adjustments, inventory obsolescence charges, and write-offs of inventory when such amounts are identified.

Selling, General and Administrative Costs:    Selling, general and administrative expenses primarily consist of employee-related costs, depreciation on buildings and equipment, amortization of right-of-use assets, professional fees, lease costs and utilities expense.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Defined Severance Benefits:    The Company has a defined benefit pension plan covering KCM Industry Co., Ltd, KMMI Inc., and NS World Co., Ltd. employees upon their retirement in accordance with the Retirement Benefit Security Act of Korea. For executives, the retirement allowance is applied in accordance with the Company’s Articles of Incorporation. Eligible employees and executives with one or more years of service are entitled to severance payments upon termination of employment, based on their length of service and pay rate.

The Company recognizes the net funded status of its pension plans in the Condensed consolidated balance sheets, measured as the difference between the projected benefit obligation and the fair value of plan assets, with corresponding changes recognized in Unaudited consolidated statements of operations and comprehensive loss. Under ASC 715, service cost, interest cost, expected return on plan assets, and the amortization of actuarial gains or losses and prior service cost are recognized in net loss. Actuarial gains and losses and prior service cost arising from plan amendments are initially recorded in other comprehensive income (“OCI”) and subsequently amortized into net loss in accordance with ASC 715.

The obligations are measured quarterly, or more frequently if there is a remeasurement event, based on our measurement date utilizing various actuarial assumptions and methodologies. The Company uses certain assumptions including, but not limited to, the discount rates, salary growth rates, and certain employee-related factors, such as turnover, retirement age and mortality. The Company uses the discount rate based on observations of relevant corporate bonds in the market. As of March 31, 2026, the Company had pension obligations of $1.5 million, consisting of current obligations of $0.8 million recorded in Accrued expenses and other current liabilities and noncurrent obligations of $0.7 million recorded in Other noncurrent liabilities. The Company did not have any pension obligations as of December 31, 2025.

The Company reviews actuarial assumptions and makes modifications to the assumptions based on current rates and trends when appropriate. The Company has adopted an amortization approach and the net cumulative gain or loss at the beginning of the period in excess of the corridor is amortized into net periodic benefit cost on a straight-line basis over the expected average remaining service period of the employees participating in the plan.

The Company recognizes the components of net periodic benefit cost for its defined severance benefits in net loss (generally within operating (expense) or other income (expense), as applicable). Actuarial gains and losses and prior service cost or credit arising from plan amendments are initially recognized in OCI and accumulated in accumulated other comprehensive income (“AOCI”). The Company has adopted an amortization approach and the net cumulative gain or loss at the beginning of the period in excess of the corridor is amortized into net periodic benefit cost on a straight-line basis over the expected average remaining service period of the employees participating in the plan.

Commitments and contingencies:    Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Recent Accounting Pronouncements, not yet adopted:

ASU 2024-03, “Disaggregation of Income Statement Expenses (“DISE”)” (“ASU 2024-03”) requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosure about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its unaudited condensed consolidated financial statements and disclosures.

ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” (“ASU 2023-06”) incorporates several disclosure and presentation requirements currently residing in SEC Regulation S-X and S-K into the ASC. The amendments are applied prospectively and are effective when the SEC removes the related requirements from Regulation S-X and S-K. Any

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

amendments the SEC does not remove by June 30, 2027 will not be effective. Early adoption is prohibited. The Company is currently evaluating the impact of this ASU on its unaudited condensed consolidated financial statements and disclosures.

ASU 2025-03, “Business Combination and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity” (“ASU 2025-03”) provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting, especially when companies merge with a special-purpose acquisition company (“SPAC”). ASU 2025-03 requires entities to apply the same factors used for determining the accounting acquirer in other acquisition transactions. Essentially, it aims to make financial reporting more comparable and decision-useful for investors by ensuring that the accounting acquirer is appropriately identified in acquisitions of VIEs, particularly in SPAC transactions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, including interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its unaudited condensed consolidated financial statements and disclosures.

ASU 2025-10, “Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities” (“ASU 2025-10”) establishes authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants received by business entities. The update aims to reduce diversity in practice and align US GAAP more closely with international standards by leveraging principles from International Accounting Standard 20 (IAS 20). ASU 2025-10 requires entities to recognize government grants only when it is probable that they will comply with the grant conditions and the grant will be received. ASU 2025-10 is effective for public business entities for annual reporting periods beginning after December 15, 2028, including interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its unaudited condensed consolidated financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s Condensed consolidated balance sheets, Unaudited consolidated statements of operations and comprehensive loss and consolidated statements of cash flow

Note 3 — Reverse Recapitalization

As described in Note 1 — Description of Organization and Business Operations, on January 5, 2026, the Company consummated the Business Combination contemplated by the Amended Merger Agreement. Pursuant to the Amended Merger Agreement, Merger Sub merged with and into EM LLC, with EM LLC being the surviving corporation and resulting in EM LLC being a wholly owned subsidiary of WTMA.

Although WTMA was the legal acquirer, for accounting purposes the Business Combination is treated as a reverse recapitalization in accordance with U.S. GAAP, with EM LLC deemed to be the accounting acquirer and WTMA treated as the acquired company. WTMA did not meet the definition of a business and had nominal assets, thereby meeting the definition of a public shell company. Accordingly, the accounting treatment is the equivalent of EM LLC issuing stock for the net assets of WTMA, accompanied by a recapitalization whereby neither goodwill nor intangible assets are recognized.

As a result of the Business Combination and upon the Closing Date:

(a)     Each issued and outstanding common unit and convertible preferred unit of EM LLC outstanding immediately prior to the Merger was automatically cancelled and converted into the right to receive shares of New EM common stock in accordance with the applicable exchange ratio set forth in the Amended Merger Agreement. In addition, the assenting shareholders of KCM Industry Co., Ltd. (“KCM”), KMMI Inc. (“KMMI”), NS World Co., Ltd. (“NS World”), and Handa Lab Co., Ltd. (“Handa Lab” and, together with KCM, KMMI and NS World, the “Korean Companies”) received shares of New EM common stock in connection with the acquisition of the Korean Companies.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Reverse Recapitalization (cont.)

(b)    In total, 588,473,653 shares of New EM common stock were issued to EM LLC unitholders and the assenting shareholders of the Korean Companies in connection with the Business Combination, consisting of (i) 475,962,290 shares issued in exchange for EM LLC common units, (ii) 109,436,178 shares issued in exchange for EM LLC convertible preferred units, and (iii) 3,075,185 shares issued to the assenting shareholders of the Korean Companies. The remaining 17,391,000 of EM LLC convertible preferred units will convert into 2,898,499 New EM common shares ninety days after the Closing Date.

(c)     Each WTMA Unit issued and outstanding as of immediately prior to the Closing Date was, to the extent not detached, automatically detached into the underlying stock of WTMA, par value $0.0001 per share (“WTMA Common Stock”), and one public right, and public units will no longer trade as separate securities;

(d)    Every ten (10) rights to acquire one-tenth of one share of WTMA Common Stock that were offered and sold by WTMA in its initial public offering and registered pursuant to the IPO registration statement (the “WTMA Rights”) were canceled and converted into one share of WTMA Common Stock free and clear of all liens (other than any restrictions on resale or other transfer under applicable securities laws and, in the case of Welsbach Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”), and certain officers and directors of WTMA (“Sponsor Persons”), the Sponsor Support and Lock-up Agreement) and the holders of such WTMA Rights immediately prior to the Effective Time ceased to have any rights with respect to such WTMA Rights, except as provided by the terms and conditions of the Amended Merger Agreement or by law; and

(e)     WTMA changed its name to “Evolution Metals & Technologies Corp.,” and each share of WTMA Common Stock outstanding immediately prior to the Business Combination that was not redeemed remained outstanding as a share of EM&T Common Stock.

The following table presents the share ownership of EM&T common stock immediately following the Business Combination:

Common Shares
Common stock, outstanding prior to Merger	2,848,313
Less: redemption of WTMA shares	(427,871)
WTMA Rights	772,768
New shares issued pursuant to WTMA extensions	1,597,784
Private placement rights and new board member	85,205
Total common stock from WTMA	4,876,199
Historical EM LLC Member Units (voting)(1)	395,186,066
Historical EM LLC Member Units (non-voting)(1)	62,601,409
EM LLC Convertible Preferred Units(2)	12,640,000
EM Share Obligations(3)	118,046,178
Total shares of common stock immediately after Closing Date	593,349,852

____________

(1)      The number of EM LLC Member Units was determined from the 100,000 and 900,000 outstanding units prior to the Business Combination, converted to their exchange basis of New EM common stock.

(2)      For further information, refer to Note 13 — Equity.

(3)      For further information, refer to Note 10 — Derivative Liabilities and Note 11 — Fair Value Measurements.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Reverse Recapitalization (cont.)

The following table presents the net liabilities acquired in the Merger, reconciling the activity located in the Unaudited condensed consolidated statements of changes in stockholders’ equity and Unaudited condensed consolidated statements of cash flows.

in thousands	January 5, 2026
Cash, net of redemptions	$13
Prepaid expenses and other current assets	141
Accounts payable	(4,138)
Short term debt – related parties	(549)
Convertible promissory notes	(2,296)
Accrued expenses and other current liabilities	(187)
Net liabilities assumed	(7,016)
Settlement of preexisting relationship	(3,857)
Reverse recapitalization – net the merger	(10,873)
Less: cash proceeds	(13)
Non-cash financing – reverse recapitalization	(10,886)

In connection with the Business Combination, the Company effectively settled a preexisting relationship with WTMA through its prior note receivable. As of December 31, 2025, $1.2 million was included in non-trade accounts receivable related to loans made to WTMA. As of the Closing Date, the loan receivable amount was $2.7 million. In connection with the settlement of the preexisting relationship, the Company recognized a gain of $1.2 million included in other income (expense), net, due to the difference between the Company’s carrying value of the notes and the settlement amount recorded by WTMA.

Total transaction costs of $9.4 million were incurred in relation to the Merger through the Closing Date. Due to the fact that no meaningful cash proceeds were obtained through the Merger, the full amount of previously deferred transaction costs was recognized as expense within selling, general and administrative for the three months ended March 31, 2026.

Lock-up agreements

In connection with the Amended Merger Agreement, the Company entered into a Sponsor Support and Lock-Up Agreement with WTMA, the Sponsor and Sponsor Persons on November 6, 2024 and amended on February 10, 2025 WTMA (collectively, the “Amended Sponsor Support and Lock-Up Agreement”). Pursuant to the Amended Sponsor Support and Lock-Up Agreement, the Sponsor and Sponsor Persons agreed to, among other things, vote all of its shares of WTMA common stock (as defined within the Amended Sponsor Support and Lock-Up Agreement) in favor of the Amended Merger Agreement and the Business Combination. Also pursuant to the Amended Sponsor Support and Lock-Up Agreement, the Sponsor and Sponsor Persons agreed to certain customary lock-up restrictions on their ability to transfer their WTMA common stock and the shares of New EM common stock they received at closing of the Business Combination until the third anniversary of the close of the Business Combination.

In connection with the Amended Merger Agreement, the Company also entered into an EM Equityholder Support and Lock-Up Agreement with WTMA and the sole member of the Company on November 6, 2024 and amended on February 10, 2025 (collectively and as further supplemented, the “Amended EM Equityholder Lock-Up Agreement”). Pursuant to the Amended EM Equityholder Lock-Up Agreement, the sole voting member of the Company agreed to execute and deliver written consents with respect to the Company’s outstanding voting member units to adopt the Amended Merger Agreement and related transactions, approving the Business Combination. Also pursuant to the Amended EM Equityholder Lock-up Agreement, the holders of the member units of EM LLC agreed

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Reverse Recapitalization (cont.)

to certain customary lock-up restrictions on their ability to transfer their EM LLC common units and the shares of New EM common stock they received at closing of the Business Combination until the third anniversary of the close of the Business Combination.

On January 5, 2026, in connection with the Business Combination, the equity holders of the Four Entities and the Company’s holders of the Company’s member units entered into lock-up agreements under which they agreed to certain customary lock-up restrictions on their ability to transfer the shares of New EM common stock they received at closing of the Business Combination until up to the third anniversary of the close of the Business Combination. Similarly, on January 5, 2026, the Company’s convertible preferred units entered into lock-up agreements under which they agreed to certain customary lock-up restrictions on their ability to transfer the shares of New EM common stock they received at closing of the Business Combination until seven calendar days following the close of the Business Combination.

Note 4 — Acquisitions

Acquisition of Korean Operating Companies

Concurrent with the reverse recapitalization, on January 5, 2026, in exchange for 6,461 non-voting membership units of EM LLC and $48.2 million of purchase consideration payable to dissenting shareholders, EM LLC acquired 100% of the voting equity interests in four Korean operating companies: Handa Lab Co., Ltd. (“Handa”), KMMI Inc. (“KMMI”), NS World Co., Ltd. (“NS World” or “NSW”), and KCM Industry Co., Ltd. (“KCM”) (collectively, the “Operating Companies”). The primary purpose for the acquisitions is to build a complete and integrated global supply chain focused on midstream processing of critical materials, including precious metals, battery metals, magnets & rare earth elements, and its related products. Descriptions of the Operating Companies are as follows:

—     Handa specializes in the manufacturing and sale of intelligent monitoring systems, machine vision and laser testing systems, data gathering systems;

—     KMMI focuses on the production of sintered magnets, using the NdPr alloy;

—     NS World specializes in the production of bonded magnets, using NdPr alloy; and

—     KCM specializes in the manufacturing and sale of neodymium-iron-boron (“NdFeb”) powder for NdFeb permanent magnets.

The following table summarizes the total consideration transferred for each acquisition:

in thousands	Handa	KMMI	NSW	KCM	Total
Equity	$2,026	$12,106	$4,864	$4,068	$23,064
Purchase consideration payable to dissenting shareholders(1)	4,798	27,920	6,499	8,996	48,213
Settlement of preexisting relationship(2)	—	—	643	(643)	—
Total estimated consideration	$6,824	$40,026	$12,006	$12,421	$71,277

____________

(1)      The purchase consideration payable will be settled in Korean Won (KRW)

(2)      Represents the effective settlement of NSW’s existing accounts payable to KCM and KCM’s existing accounts receivable from NSW in connection with their concurrent acquisitions by EM LLC, which was determined based on the respective carrying values at the Closing Date.

EM LLC issued 6,461 non-voting membership units of EM LLC to assenting shareholders, which immediately converted into 3,075,185 shares of the Company’s common stock in connection with the Business Combination, with a total fair value of $23.1 million. The fair value of the equity consideration was determined based on the closing market price of the Company’s shares of common stock on the date of acquisition.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Acquisitions (cont.)

The following table summarizes the preliminary allocation of the purchase price to the assets acquired and liabilities assumed. The initial accounting for this business combination is incomplete as the Company is still in the process of finalizing the valuation of certain intangible assets, property, plant, and equipment, and liabilities assumed. Accordingly, the provisional amounts are subject to change, and any adjustments are expected to be completed within the one-year measurement period from the acquisition date.

in thousands	Handa	KMMI	NSW	KCM	Total
Cash and cash equivalents	$457	$125	$701	$95	$1,378
Non-trade accounts receivable	18	70	930	17	1035
Non-trade accounts receivable – related parties	—	—	—	—	—
Accounts receivable	70	—	1,527	—	1,597
Accounts receivable – related parties	—	—	—	—	—
Inventories	12	—	918	437	1,367
Prepaid expenses and other current assets	4	17	110	—	131
Property, plant and equipment, net	661	1,654	3,152	2,698	8,165
Intangible assets, net	4,540	290	1,470	450	6,750
Other noncurrent assets	43	221	51	6	321
Total assets acquired	5,805	2,377	8,859	3,703	20,744

Accounts payable	(54)	(79)	(1,273)	(168)	(1,574)
Accounts payable – related parties	—	—	(869)	—	(869)
Short term debt	—	(1,121)	(367)	(303)	(1,791)
Short term debt – related parties	—	—	(2,165)	(573)	(2,738)
Current portion of long-term debt	(7)	(16)	(137)	(398)	(558)
Accrued expenses and other current liabilities	(67)	(80)	(1,025)	(153)	(1,325)
Long term debt	(338)	(525)	(280)	(1,920)	(3,063)
Other noncurrent liabilities	(153)	(135)	(369)	(127)	(784)
Total liabilities assumed	(619)	(1,956)	(6,485)	(3,642)	(12,702)
Net assets acquired	5,186	421	2,374	61	8,042
Goodwill	1,648	39,605	9,632	12,360	63,245
Noncontrolling interest	(10)	—	—	—	(10)
Total purchase price	$6,824	$40,026	$12,006	$12,421	$71,277

Finite-lived intangible assets that are being amortized using the straight-line method over their estimated useful lives as of January 5, 2026 consist of the following:

in thousands	Handa	KMMI	NSW	KCM	Total	Weighted Average Useful Life (Years)
Developed technology	$4,540	$—	$970	$450	$5,960	14.7
Existing customer relationships	—	290	500	—	790	12.8
Total intangible assets	$4,540	$290	$1,470	$450	$6,750	14.5

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Acquisitions (cont.)

Goodwill represents the excess of consideration transferred over the fair value of identifiable assets acquired and liabilities assumed and is primarily attributable to strategic synergies, future growth opportunities, the assembled workforce and other intangible assets that do not qualify for separate recognition.

Valuation Methodologies

The fair values of assets acquired and liabilities assumed were determined in accordance with ASC 820, Fair Value Measurement, using market participant assumptions. The Company applied a combination of income, market and cost approaches, as appropriate, based on the nature of the respective assets acquired and liabilities assumed.

•        Inventory was valued using methodologies that considered estimated selling prices, costs to complete, costs to dispose, holding costs and a reasonable profit allowance, as applicable.

•        Property, plant and equipment were valued using cost or market approaches, as appropriate.

•        Identifiable intangible assets consisted primarily of developed technology and customer relationships and represent Level 3 fair value measurements.

•        Developed technology was valued using either a cost approach or an income-based methodology, depending on the nature and stage of development of the underlying technology.

•        Customer relationships were valued using an income approach, specifically the with-and-without method, which estimates value based on the incremental cash flows attributable to existing customer relationships.

Acquisition-related costs

During the three months ended March 31, 2026, and the three months ended March 31, 2025, the Company incurred $0.0 million and $0.6 million, respectively, in acquisition-related costs for the Operating Companies. These are recorded in selling, general and administrative.

Pro forma financial information

The following unaudited pro forma financial information presents the combined results of the Company and the Operating Companies as if the acquisitions of the Operating Companies had occurred on January 1, 2025. This pro forma information is for informational purposes only and is not necessarily indicative of the results of operations that would have occurred had the acquisitions been completed on that date, nor is it indicative of future results.

	Three Months Ended March 31, (Unaudited)
in thousands	2026	2025
Pro Forma Revenue(1)	$1,879	$1,592
Pro Forma Net Loss	(440,313)	(20,322)

____________

(1)      Since the acquisition of the Operating Companies on January 5, 2026, the unaudited condensed consolidated statement of operations for the three months ended March 31, 2026 includes revenue of $1.9 million and losses of $1.2 million.

These pro forma combined historical results were adjusted for: an increase in interest expense for liabilities incurred by the Company for deferred payments to dissenting shareholders, increased depreciation and amortization expense due to the fair value of fixed assets and intangible assets, and the reclassification of transaction expenses to the beginning of the respective pro forma period.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Non-trade Accounts Receivable and Payable

Non-trade accounts receivable consisted of the following as of March 31, 2026 and December 31, 2025:

in thousands	March 31, 2026	December 31, 2025
Short-term loan receivable	$9,342	$11,653
Toll processing	821	—
Other receivables	39	—
Non-trade accounts receivable, gross	10,202	$11,653
Less: Provision for credit losses	(9,000)	$(10,160)
Non-trade accounts receivable, net of provision for credit losses	$1,202	$1,493

The change in short-term loan receivable was primarily due to the effective extinguishment of receivables in connection with the Business Combination.

The remaining amount of gross short-term loan receivable primarily relates to a fully reserved, $9.0 million note with a former acquisition target, Critical Mineral Recovery, Inc. (“CMR”). In September 2024, the Company entered into a Transactional Advance Agreement (“CMR Advance Agreement”) with CMR. Under the CMR Advance Agreement, the Company agreed to advance funds to CMR in connection with the contemplated acquisition. As of December 31, 2025, $9.0 million was outstanding under the CMR Advance Agreement. In light of the termination of the contemplated acquisition, effective in July 2025, the Company determined a full allowance for credit losses was necessary for the funds advanced under the CMR Advance Agreement.

Non-trade Accounts Payable

Non-trade accounts payable consisted of the following as of March 31, 2026:

in thousands	March 31, 2026
Dissenting shareholder appraisal right liabilities	$46,230
Toll processing	1,632
Other payables	89
Non-trade accounts payable	$47,951

There were no non-trade accounts payable as of December 31, 2025, prior to the Business Combination.

During the three months ended March 31, 2026, the Company recognized $0.6 million for interest expense for the purchase consideration payable related to the dissenting shareholder appraisal right liabilities, recorded in interest (expense) income, net.

Note 6 — Inventories

As of March 31, 2026, inventories consisted of the following:

in thousands	March 31, 2026
Raw materials	$150
Indirect materials	40
Inventory in transit	159
Work in process	592
Finished goods	517
Merchandise	146
Inventory reserve	(40)
Total inventory, net of provision	$1,564

There were no inventories as of December 31, 2025, prior to the Business Combination.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Property, Plant and Equipment, Net

Details of property, plant and equipment, net as of March 31, 2026, consisted of the following:

in thousands	Useful Lives	March 31, 2026
Land	n/a	$2,942
Buildings, structures and related equipment	20 to 40	2,192
Machinery and equipment	5 to 11	1,564
Vehicles	5 to 7	135
Furniture and fixtures	5 to 11	268
Construction in progress	n/a	151
Tools and office equipment	5 to 11	305
Property, plant, and equipment, gross		7,557
Less: accumulated depreciation		(114)
Property, plant, and equipment, net		$7,443

Total depreciation for the three months ended March 31, 2026 was $0.1 million. There was no property, plant and equipment, net at December 31, 2025, prior to the Business Combination.

As of March 31, 2026, the details of property, plant and equipment, net pledged as collateral is as follows:

in thousands	Net Carrying Value	Pledged Amount	Creditor
Land, buildings, machinery and equipment	$5,830	$4,206	Industrial Bank of Korea
Land and buildings	417	228	Hana Bank

Note 8 — Goodwill and Intangible Assets

The changes in the carrying value of goodwill were as follows:

in thousands	Total
Balance as of December 31, 2025	$—
Acquisitions	63,245
Foreign currency translation	(3,184)
Balance as of March 31, 2026	$60,061

There was no accumulated goodwill impairment as of March 31, 2026.

Identifiable intangible assets as of March 31, 2026 and consisted of the following:

in thousands	Weighted Average Amortization Period	March 31, 2026
Cost:
Developed technology	13 years	$5,679
Customer relationships	15 years	753
Total intangible assets		6,432
Accumulated amortization:
Developed technology		(67)
Customer relationships		(15)
Total accumulated amortization		(82)
Total intangible assets, net		$6,350

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Goodwill and Intangible Assets (cont.)

Total amortization for the three months ended March 31, 2026, was $0.1 million. The estimated future amortization expense for the remainder of the current fiscal year is $0.4 million. Over the next five years, the Company expects to recognize annual amortization of $0.5 million in each year, respectively.

There were no identifiable intangible assets as of December 31, 2025, prior to the Business Combination.

Note 9 — Debt

Convertible Promissory Notes

Prior to the consummation of the Business Combination, WTMA issued certain convertible promissory notes to the Sponsor to fund amounts required in connection with extensions of the deadline to consummate its initial business combination. On September 30, 2022 and December 30, 2022, WTMA issued two promissory notes, each in the principal amount of $0.8 million, to the Sponsor. On March 30, 2023, April 30, 2023, May 30, 2023, June 30, 2023, July 30, 2023 and August 30, 2023, WTMA issued six additional promissory notes to the Sponsor, each in the principal amount of $0.1 million. Collectively, these promissory notes are referred to as the “Convertible Promissory Notes.”

The Convertible Promissory Notes are non-interest bearing and unsecured. Prior to the Business Combination, the Convertible Promissory Notes were payable upon the earlier of (i) the consummation of WTMA’s initial business combination, out of the proceeds of the trust account released to WTMA, or (ii) at the Sponsor’s discretion, conversion, in whole or in part, upon consummation of the initial business combination into additional private units at a price of $10.00 per unit.

In connection with the Business Combination, the Company assumed the obligations under the Convertible Promissory Notes. The Convertible Promissory Notes were not converted in connection with the Business Combination and remain outstanding as of March 31, 2026. No principal or interest payments have been made under the Convertible Promissory Notes.

The conversion feature was analyzed under ASC 470-20, “Debt with Conversion or Other Options”, the note did not include any premium or discounts. The conversion option did not include elements that would require bifurcation under ASC 815-40, “Derivatives and Hedging.” The convertible note payable and conversion feature does not meet the requirements for classification under ASC 480 and as a result is not required to be accounted for as a liability under ASC 480. In this case, the conversion feature embedded within the convertible promissory note does not require bifurcation and as a result remains embedded within the debt instrument because the convertible promissory note conversion feature does not meet the definition of a derivative as it fails the net settlement requirement. The embedded conversion feature does qualify as equity under ASC 815-40 as the exercise contingency is not based on an observable market or index unrelated to the issuer, the instrument meets the fixed-for-fixed criteria under ASC 815-40-15, meets the requirements for equity classification pursuant to ASC 815-40-25-1 and 25-2 and does not meet the definition of a derivative as it fails the net settlement requirement. Based on this analysis, the scope exception would apply, and the embedded conversion feature would fail to satisfy the third bifurcation condition within ASC 815-15-25-1.

No principal or interest payments have been made under the Convertible Promissory Notes. As of March 31, 2026, $2.3 million was outstanding under the Convertible Promissory Notes and were reported as convertible promissory notes — related party in the accompanying condensed consolidated balance sheets. There were no Convertible Promissory Notes outstanding as of December 31, 2025.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Debt (cont.)

Short Term Debt

Details of carrying amounts of short-term debt as of March 31, 2026 are as follows (in thousands):

Related Party

Maturity	Interest Rate	Borrowing Limit	March 31, 2026	December 31, 2025
June 2026	4.60%	$300	$142	$—
May 2026 – June 2026	6.00%	218	219	—
June 2026	6.00%	62	—	—
April 2026	4.60%	149	149	—
November 2025 – May 2026	6.00%	133	133	—
December 2025 – June 2026	6.00%	133	133	—
January 2026 – July 2026	4.60%	33	33	—
February 2026 – August 2026	4.60%	234	110	—
March 2026 – September 2026	4.60%	46	45	—
September 2026	4.60%	418	122	—
May 2026	6.00%	165	—	—
September 2026	4.60%	119	—	—
No fixed maturity	0%	122	—	—
May 2026 – August 2026	—%	144	144	484
Total			$1,230	$484

Others

	in thousands
Maturity	Interest Rate	Borrowing Limit	March 31, 2026	December 31, 2025
November 1, 2026	6%	$291	$256	$—
November 2026 – March 2027	5.21 – 6.92%	581	550	—
November 1, 2026	5%	107	107	—
May 1, 2026	6%	330	306	—
May 1, 2026	4.89 – 5.36%	132	132	—
May 1, 2026	6%	165	165	—
August 1, 2026	6%	330	328	—
August 1, 2026	5%	330	328	—
April 1, 2026	5%	264	120	—
June 1, 2026	5%	40	41	—
March 1, 2026	—%	14	14	—
October 1, 2026	10%	0	233	—
September 1, 2026	5%	417	417	—
Overdue	—%	549	549	—
Total			$3,546	$—

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Debt (cont.)

Long Term Debt

Details of carrying amounts of long-term debt as of March 31, 2026 are as follows:

			in thousands
Description	Maturity	Interest Rate	Borrowing Limit	March 31, 2026
Facility Loans	May 2027 – April 2033	1.19 – 3.61%	$803	$601
Working Capital Loans	February 2027 – May 2029	0.46 – 5.26%	2,709	2,308
Operating Funds Loan	October 2026 – February 2028	2.87 – 12.00%	—	798
Individual cash loan	January 2027	1.00%	558	353
Finance Lease Liabilities				142
Total Long Term Debt				4,202
Less: current portion of long-term debt				(1,593)
Long-term debt, net of current portion				$2,609

The Company did not have long-term debt as of December 31, 2025.

Future principal payments for long-term debt as of March 31, 2026 are as follows:

in thousands	Long Term Debt
Less than 1 year	$1,649
Between 1 – 2 years	947
Between 2 – 5 years	1
Over 5 years	286
Less imputed interest	(16)
Total Long Term Debt	$4,217

Note 10 — Derivative Liabilities

July Investment Agreement Derivative

The single, compound embedded derivative relating to the financial instruments provided pursuant to the July 2024 investment agreement with a prior holder of the Company’s convertible preferred units (the “July Investment Agreement Derivative”) was remeasured at fair value on a recurring basis until the Business Combination. As of December 31, 2025, the fair value was $379.2 million.

As of the Closing Date, the uncertainty was removed regarding the variable number of common shares to be issued and the $25.0 million cash obligation. Therefore, the Company concluded that the July Investment Agreement Derivative should no longer be accounted for as a derivative. As of March 31, 2026, the amount recognized for the July Investment Agreement Derivative was $0 in the Condensed consolidated balance sheets; however, the $25.0 million cash obligation was recorded to accrued expenses and other current liabilities. Refer to Note 11 — Fair Value Measurements for further information regarding the rollforward of activity recognized in the period.

Convertible Preferred Unit Issuance

Certain convertible preferred unit issuances (see Note 13 — Equity) provided investors with additional share allocation issuance equal to a pro rata percentage of 1.0% of the Company’s fully diluted ownership in New EM at closing of the Business Combination equal to the percentage of the investor’s investment into the Company’s convertible preferred units the investors purchase divided by either (a) $2.0 million or (ii) $4.0 million, as determined by the terms of each investor’s convertible preferred unit agreement.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Derivative Liabilities (cont.)

The additional share allocation issuances were collectively referred to as the “CPU Share Allocation Obligations” (and together with the July Investment Agreement Derivative, the “EM Share Obligations”) and calculated on one of the above methods based on the terms of the investor’s specific convertible preferred unit agreement. The additional share allocation was provided to certain investors as an incentive to make additional future investments into the Company’s convertible preferred units. The CPU Share Allocation Obligations were remeasured at fair value on a recurring basis until the Business Combination. As of December 31, 2025, the fair value was $292.7 million.

As of the Closing Date, the uncertainty was removed regarding the variable number of common shares to be issued. Therefore, the Company concluded that the CPU Share Allocation Obligations should no longer be accounted for as a derivative and was reclassified to equity. As of March 31, 2026, the amount recognized for the CPU Share Allocation Obligations was $0 in the Condensed consolidated balance sheets. Refer to Note 11 — Fair Value Measurements for further information regarding the rollforward of activity recognized in the period.

Note 11 — Fair Value Measurements

The following table presents assets and liabilities measured at fair value by classification within the fair value hierarchy:

	March 31, 2026
in thousands	Level I	Level II	Level III
Assets:
Money Market Funds	$4,750	$—	$—
	December 31, 2025
in thousands	Level I	Level II	Level III
Assets:
Money Market Funds	$11,671	$—	$—
Liabilities:
July Investment Agreement Derivative	$—	$—	$379,205
CPU Share Allocation Obligation	$—	$—	$292,680

The availability of observable inputs can vary depending on the financial asset and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument has recently been issued, whether the instrument is traded on an active exchange or in the secondary market, and current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires additional judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level III. The variability and availability of the observable inputs affected by the factors described above may cause transfers between Levels I, II, and III, as discussed further below.

Transfers to and from Level I, II and III are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. During the three months ended March 31, 2026, certain amounts from the July Investment Agreement Derivative and the CPU Share Allocation Obligation were reclassified out of Level III on the Closing Date.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Fair Value Measurements (cont.)

Reconciliation of Fair Value Measurements Categorized within Level III

The following table provides a reconciliation of the beginning and ending balance associated with the liabilities measured at Level III fair value using significant unobservable inputs for the three months ended March 31, 2026:

in thousands	July Investment Agreement Derivative	CPU Share Allocation Obligation
Balance, December 31, 2025	$379,205	$292,680
Change in fair value	234,739	190,488
Settlements (equity-based)	(588,944)	(296,402)
Reclassification out of Level III	(25,000)	(186,766)
Balance, March 31, 2026	$—	$—

In settlement of certain obligations to issue shares under the July Investment Agreement and the CPU Share Allocation Obligation, during the three months ended March 31, 2026, the Company issued 78,525,847 common shares and 39,520,335 common shares, respectively. The settlements were valued using the Company’s closing share price as of the Closing Date.

Additionally, during the three months ended March 31, 2026, $25.0 million of the July Investment Agreement Derivative payable to the Anchor Investor was reclassified out of Level III as a result of the completion of the Business Combination, removing the uncertainty related to the liability. As of March 31, 2026, $25.0 million is included in accrued expenses and other current liabilities.

Separately, $186.8 million related to the CPU Share Allocation Obligation was reclassified out of Level III and recognized as equity-classified CPU share allocation. This reclassification was due to the number of shares issuable under the CPU Share Allocation Obligation becoming fixed upon the Closing Date, and was valued using the Company’s closing share price as of the Closing Date. For further information, refer to Note 13 — Equity.

Money Market Funds

Money market funds are investments with maturities within three months of their purchase dates held at banks, that approximate fair value based on Level I measurements.

Derivative Liabilities

Prior to December 31, 2025, the Company utilized scenario-based valuation models to value the July Investment Agreement Derivative and the CPU Share Allocation Obligations (collectively, the “Derivative Liabilities”) at issuance and each subsequent reporting period. A key estimate used in the valuations of the July investment agreement derivative is an enterprise valuation of New EM, which included the acquisition of the Four Entities which uses a sum-of-the-parts valuation model that combined the arm’s length purchase prices of the Four Entities pursuant to acquisition agreements signed with the Company on February 10, 2025, and the invested capital of the Company for each measurement date.

As of December 31, 2025, the Company updated its valuation methodology to reflect the advanced stage of the Business Combination and the availability of observable market-based inputs. At that date, substantially all substantive closing conditions had been satisfied, and the only remaining item was final Nasdaq listing approval, which was subsequently obtained on January 2, 2026, with the Business Combination closing on January 5, 2026. Given the proximity to closing and the presence of a publicly traded instrument directly linked to the post-closing equity structure, management determined that a market-based valuation approach more faithfully reflected fair value as of December 31, 2025.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Fair Value Measurements (cont.)

Accordingly, for the December 31, 2025 measurement, the Company first determined the implied equity value of EM&T on a pro forma fully diluted basis at closing. The Company then applied a market-based adjustment derived from the trading price of WTMA Rights, which were publicly traded securities that converted into WTMA common shares at a fixed ratio upon consummation of the Business Combination. The implied ratio between the aggregate conversion value of the Rights and the trading price of WTMA common shares reflected the market’s assessment of both (i) the probability of closing and (ii) expected post-closing share price performance. The final market-based adjustment incorporated the observable Rights pricing, which inherently reflected both closing risk and market expectations regarding post-closing performance.

As a result, the December 31, 2025 valuation of the Derivative Liabilities was based on the implied EM&T equity value at closing, adjusted by the market-derived factor from WTMA Rights pricing, rather than solely on the prior sum-of-the-parts enterprise valuation framework.

July Investment Agreement Derivative:

The Company utilized the following assumptions to value the July Investment Agreement Derivative:

December 31, 2025
Expected Business Combination date	January 5, 2026
Term (years)	0.01
Risk free rate	3.7%
CCC credit rating	15.7%
Present value factor	1.00
Probability of Business Combination close	90.0%
Market adjustment(1)	45.5%
Expected Company fully diluted ownership of New EM	96.5%
Additional share allocation percentage	10.0%

____________

(1)      Market adjustment inherently considers probability of Business Combination close and post Business Combination close price movements to the New EM common share price per share.

CPU Share Allocation Obligations:

The CPU Share Allocation Obligations were contingent on the closing of the Business Combination and certain convertible preferred unit holders entering into additional convertible preferred unit agreements in increments of $2.0 million or $4.0 million, as defined in an investor’s specific convertible preferred unit agreement.

The Company utilized the following assumptions to value the CPU Share Allocation Obligations as of the balance sheet dates:

December 31, 2025
Expected Business Combination date	January 5, 2026
Term (years)	0.01
Risk free rate	3.7%
Present value factor	1.00
Probability of Business Combination close	NA
Market adjustment(1)	45.5%
Expected Company fully diluted ownership of New EM	96.5%
Additional share allocation percentages	11.28%

____________

(1)      Market adjustment inherently considers probability of Business Combination close and post Business Combination close price movements to the New EM common share price per share.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Income Tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained on examination by the taxing authorities. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest and penalties related to unrecognized tax benefits in the income tax provision.

The effective tax rate for the three months ended March 31, 2026, was 0%. The difference between the effective tax rate and the statutory tax rate of 21% for the three months ended March 31, 2026, is primarily due to the impact of the valuation allowance.

For the three months ended March 31, 2026, there was no tax expense recognized by the Company.

Note 13 — Equity

As of March 31, 2026, the Company had authorized and issued 593,349,852 common shares. Common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the Company’s board of directors. As of March 31, 2026, no common stock dividends have been declared.

Additionally, as of March 31, 2026, the Company had recognized $13.9 million of noncontrolling interest. This relates to the 17,391,000 of EM LLC convertible preferred units that did not convert to New EM common shares as of the Closing Date and were still outstanding as of March 31, 2026. See the discussion below under Convertible Preferred Units for further information regarding these units. The CPU’s recognized in noncontrolling interest will automatically convert to 2,898,499 shares of common stock ninety days after the Closing Date. The noncontrolling interests were not entitled to earnings or losses of the Company during the three months ended March 31, 2026, nor entitled to dividends.

Upon the consummation of the Business Combination, the Company recognized $186.8 million for equity-classified CPU share allocation, as discussed in Note 11 — Fair Value Measurements. This equity amount represents the Company’s future obligation to issue 24,902,106 shares of common stock ninety days after the Closing Date.

As of December 31, 2025, prior to the Business Combination, the Company’s equity structure included participating member units, member non-voting units, and convertible preferred units. The pertinent issuances, rights and privileges of the prior units are discussed below.

Due to the treatment of the Business Combination as a reverse recapitalization (see Note 3 — Reverse Recapitalization), the member units have been retrospectively restated as common shares in the Unaudited condensed consolidated statements of changes in stockholders’ equity. The convertible preferred units have not been retrospectively restated, however, due to the fact these units were non-participating prior to the Business Combination, and upon the Closing Date, the convertible preferred units converted to common shares. Therefore, due to the difference in presentation, the convertible preferred units are presented separately from the remaining equity structure, separated by the blackline on the Unaudited condensed consolidated statements of changes in stockholders’ equity.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Equity (cont.)

Member Units:    On May 15, 2025, the Company amended its operating agreement to create a non-voting member unit class. Subject to approval, the Company could issue an unlimited number of non-voting member units and any voting member units can be converted into non-voting member units. As of December 31, 2025, there were 100,000 voting member units and 900,000 non-voting member units issued and outstanding. For further information regarding the retrospective restatement of member units as common shares, refer to Note 3 — Reverse Recapitalization.

The voting and non-voting member units had identical rights and preferences with the exception of voting rights.

Convertible Preferred Units:    Since its inception on February 8, 2024, EM LLC authorized and issued convertible preferred units. The convertible preferred units were accounted for as permanent equity. Certain issuances of convertible preferred units provide the investor an additional share allocation issuance (see Note 10 — Derivative Liabilities). As of December 31, 2025, 59,671,021 convertible preferred units were outstanding. Upon the consummation of the Business Combination, 42,280,021 convertible preferred units converted into 12,640,008 shares of common stock.

The rights, preferences, privileges and restrictions for the convertible preferred units are as follows:

Dividends:    No dividends for the first 36 months after issuance. Thereafter, non-cumulative, simple dividend of 5% per annum accrues on the principal amount, payable annually.

Liquidation preference:    None

Conversion:    Convertible preferred units issued through March 31, 2025 were convertible into New EM common shares at the option of the holder, according to a conversion ratio set forth in the holder’s convertible preferred unit agreement. Convertible preferred units issued between April 1, 2025 and December 31, 2025 will be automatically converted into shares of New EM common shares ninety days after the Closing Date.

The Conversion ratio for convertible preferred units issued as of December 31, 2025 was as follows:

	Convertible Preferred Units	Conversion Ratio	New EM common shares
March 2024	1,100,003	1:1	1,100,003
April 2024	864,655	1:1	864,655
May 2024	1,265,347	1:1	1,265,347
June 2024	2,500,000	5:1	500,000
July 2024	19,500,016	5:1	3,900,003
August 2024	100,000	5:1	20,000
October 2024	5,700,000	5:1	1,140,000
November 2024	500,000	5:1	100,000
December 2024	3,700,000	5:1	740,000
January 2025	500,000	5:1	100,000
February 2025	2,700,000	5:1	540,000
March 2025	1,850,000	5:1	370,000
March 2025	2,000,000	1:1	2,000,000
September 2025	16,550,000	6:1	2,758,333
October 2025	620,000	6:1	103,333
December 2025	221,000	6:1	36,833
Total	59,671,021		15,538,507

Redemption:    The convertible preferred units are not redeemable at the option of the holder, on either a contingent or non-contingent basis.

Voting:    The convertible preferred units are non-voting.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Revenue

The Company derives revenue by product and merchandise sales of components for automotive and home appliance magnets. The Company did not have revenue for the three months ended March 31, 2025. For the three months ended March 31, 2026, all revenue recognized was product sales at a point in time and generated in the Republic of Korea. The destination of revenue for three months ended March 31, 2025 was as follows:

in thousands	Three Months Ended March 31, 2026
Korean domestic sales	$1,799
Export sales	80
Total revenue	$1,879

For three months ended March 31, 2026, all export sales were to China.

Note 15 — Segments

The Company operates in a single reportable operating segment. Because the Company operates in a single segment and the CODM uses the consolidated net loss and the total assets as the primary measures, no reconciliation is required between segment measures and the unaudited condensed consolidated financial statement amounts.

Performance is reviewed on a consolidated basis and the measure of segment assets is reported on the Condensed consolidated balance sheets as total assets and segment assets are consistent with total assets presented on the face of the accompanying Condensed consolidated balance sheets.

The CODM assesses performance for the single segment and decides how to allocate resources based on the Company’s net loss, which is reported on the Unaudited condensed consolidated statements of operations. Net loss is used to monitor budget versus actual results. The categories of net loss, as reported on the Unaudited condensed consolidated statements of operations, are the significant segment expenses provided to the CODM on a regular basis. The following table sets forth information about the Company’s single reportable segment and the expenses reviewed by the CODM, including a reconciliation to the consolidated net loss:

	For the Three Months Ended March 31,
in thousands	2026	2025
Revenues	$1,879	$—
Cost of sales	(1,434)	—
Gross profit	445	—

Selling, general and administrative
Segment selling, general and administrative	(539)	—
Segment salaries and bonuses	(431)	—
Corporate selling, general and administrative(1)	(15,129)	(2,802)
Other segment items(2)	(424,659)	(15,194)
Net loss	$(440,314)	$(17,996)

____________

(1)      Corporate selling, general and administrative costs primarily consist of unallocated corporate costs, such as costs incurred as part of the Business Combination.

(2)      Other segment items primarily consists of change in fair value of financial instruments, interest (expense) income, net, and other income (expense), net.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Segments (cont.)

Entity-wide information

As of March 31, 2026, the Company’s property, plant, and equipment of $7.4 million is domiciled entirely in the Republic of Korea. As of December 31, 2025, the Company did not own any property, plant, and equipment.

Refer to Note 14 — Revenue for geographic information regarding the Company’s revenues.

Note 16 — Loss Per Share

The Company computes loss per share in accordance with ASC 260-10-45 “Earnings per Share,” which requires presentation of both basic and diluted loss per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of outstanding shares of common stock during the period. The EM LLC convertible preferred units did not participate in the earning (or losses) of the Company. Further, the conversion of the convertible preferred units prior to the Business Combination was contingent on the execution of the event, and therefore the potential common shares were not included in the calculation of outstanding shares prior to conversion.

The EM Share Obligations (see Note 10 — Derivative Liabilities) prior to the Closing Date were contingently issuable common shares; however, the contingency was subject to the execution of the Business Combination. Therefore, prior to the Closing Date, the EM Share Obligations were not included in the calculation of outstanding shares of common stock.

Upon the Closing Date, certain EM Share Obligations converted into the Company’s common stock (see Note 3 — Reverse Recapitalization) and are included in outstanding shares thereafter. Other instruments included in outstanding shares after the Closing Date are the 24,902,106 contingently issuable shares of common stock recorded in equity-classified CPU share allocation and 2,898,499 contingently issuable shares of common stock related to noncontrolling interest (see Note 13 — Equity). These instruments are only contingent upon the passage of time, beginning on the Closing Date.

Diluted loss per share gives effect to all dilutive potential shares of common stock outstanding during the period. Dilutive loss per share excludes all potential shares of common stock if their effect is anti-dilutive. For the three months ended March 31, 2026 and three months ended March 31, 2025, there were no additional potential shares of common stock to consider within diluted loss per share, as the contingencies discussed above in basic loss per share also preclude consideration of these instruments in diluted loss per share. Therefore, basic and diluted loss per share are equivalent for the periods presented.

The basic and diluted net loss per share are as follows:

	Three Months Ended March 31,
in thousands, except share data	2026	2025
Net (loss) income attributable to common stock	$(440,314)	$(17,996)
Weighted average shares outstanding – basic and diluted	611,903,892	454,712,290
Net loss per share – basic and diluted	$(0.72)	$(0.04)

Note 17 — Related Party Transactions

Shareholder Loan Advances

During 2024 and 2025, the Company advanced funds to its majority shareholder, David Wilcox (“DW”), pursuant to a series of unsecured promissory notes (the “DW Notes”). In addition, on November 26, 2025, the Company advanced approximately $1.9 million to EMT Asia Co., Ltd. (“EMT Asia”) pursuant to an unsecured promissory note (the “Direct Note”). EMT Asia is wholly owned and controlled by DW. Collectively, the DW Notes and the Direct Note are referred to herein as the “Shareholder Loan Advances.”

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Related Party Transactions (cont.)

The proceeds from the Shareholder Loan Advances were utilized primarily to fund general and administrative expenditures incurred on behalf of the Company, including costs associated with the acquisition, integration, development, capitalization, structuring, and ongoing support of the Company’s operating entities and strategic initiatives. Such expenditures included transaction-related costs, professional fees, operational support activities, business development expenditures, organizational expenses, and other expenditures incurred in furtherance of the Company’s business activities and strategic objectives.

As of December 31, 2025, the aggregate outstanding balance under the Shareholder Loan Advances was approximately $8.3 million, consisting of approximately $6.4 million advanced directly to DW and approximately $1.9 million advanced to EMT Asia. Because the Shareholder Loan Advances were made to the majority shareholder for a business purpose, but without substantial evidence of ability and intent of the counterparty to pay the notes within the stated maturity, the Company accounted for these notes as contra-equity adjustment to additional paid-in capital, pursuant to ASC 505 — Equity.

As discussed in Note 20 Restatement of Prior Period Financial Statements, the Shareholder Loan Advances are reflected as a reduction of additional paid-in capital within stockholders’ equity in the accompanying Condensed consolidated balance sheets. Further, pursuant to SAB Topic 5.T, expenditures incurred by EMT Asia or funded through the Shareholder Loan Advances for the benefit of the Company were recognized as selling, general and administrative expenses within the Company’s unaudited condensed consolidated statements of operations when incurred. Such expenditures are accounted for as deemed capital contributions from the majority shareholder because the expenditures were incurred for the operational and strategic benefit of the Company. Accordingly, additional paid-in capital is reduced as funds are advanced and subsequently increased as qualifying expenditures are recognized in the Company’s financial statements.

During the three months ended March 31, 2026, the Company recognized approximately $1.5 million of selling, general and administrative expenses associated with expenditures funded through the Shareholder Loan Advances and incurred for the benefit of the Company pursuant to SAB Topic 5.T. In addition, during the three months ended March 31, 2026, the Company advanced an additional approximately $0.5 million under the same arrangement. Such advances are presented within financing activities in the accompanying unaudited condensed consolidated statements of cash flows.

As of March 31, 2026, the net balance associated with the Shareholder Loan Advances reflected as contra-equity within additional paid-in capital was approximately $1.2 million.

Other Related Party Transactions

Additional related parties include officers and key management of the Company and its subsidiaries, The Zeus Trust, The NYX Trust, Good Earth 1000, LLC, EMT Asia Co., Ltd., ADE Metals Inc., JNS Industry Inc., Beacon Advisory Co. Ltd, N&P Co. Ltd., and Hi-Q MAG Co. Ltd.

Transactions included in financial statements with related party companies in the normal course of business include $0.2 million for purchases of raw materials, $0.2 million in non-trade accounts receivable — related parties generated from repurchase/resale transactions.

Further, related party transactions between the Company, its officers, employees, and significant shareholders comprise various loan arrangements for the ongoing activities and financing of the Company’s operations. Amounts due from or to its officers, employees, and significant shareholders included $1.2 million recorded in Short term debt — related parties. $0.7 million of proceeds were received from new loans during the three months ended March 31, 2026.

Last, the Company provides a guarantee for borrowing to entities under common control and related parties (individuals) of its subsidiaries. As of March 31, 2026, the Company guaranteed joint and several borrowings in the amount of $0.4 million for N&P Co. Ltd. and $0.2 million for one of its subsidiary executives. Additionally, the Company received a guarantee of $0.5 million from the same subsidiary executive for borrowings.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Non-consolidated Variable Interest Entities

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (a) which variable interest holder has the power to direct activities of the VIE that most significantly impact the VIE’s economic performance; (b) which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE; (c) the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders; (d) the VIE’s capital structure; (e) the terms between the VIE and its variable interest holders and other parties involved with the VIE; and (f) related-party relationships. We reassess our evaluation of whether an entity is a VIE when certain reconsideration events occur. We reassess our determination of whether we are the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Nonconsolidated VIEs

The Company has evaluated its relationship with EMT Asia Co., Ltd. (“EMT Asia”), an entity owned and controlled by the Company’s majority shareholder, under the guidance of ASC 810. As of March 31, 2026, and December 31, 2025, the Company had an unsecured promissory note receivable from EMT Asia. Management determined that EMT Asia is a VIE because it does not have sufficient equity at risk to finance its activities without additional subordinated financial support. The Company further determined that it is not the primary beneficiary of EMT Asia because the Company does not possess the power to direct the activities of EMT Asia that most significantly impact EMT Asia’s economic performance. Such power is held by the sole equity owner of EMT Asia through governance and operational control rights. Accordingly, EMT Asia is not consolidated in the accompanying unaudited condensed consolidated financial statements.

During the three months ended March 31, 2026, and the year ended December 31, 2025, EMT Asia incurred certain operating and acquisition-related expenditures on behalf of the Company that were funded through the Shareholder Loan Advances as described in Note 17 — Related Party Transactions. Such amounts were recognized within selling, general and administrative expenses, with corresponding credits recognized within additional paid-in capital in accordance with SAB Topic 5.T.

As of December 31, 2025, the Company had made cumulative distributions to EMT Asia of $1.9 million. As discussed in Note 17 — Related Party Transactions, the Company recognized this amount as a contra-equity within additional paid-in capital. Consequently, as of December 31, 2025, the carrying amount of the Company’s interest in the VIE recorded on the balance sheet is de minimis. The Company’s maximum exposure to loss as a result of its involvement with the entity is the cumulative amount of the $1.9 million distribution. As further discussed in Note 17 — Related Party Transactions, the distributions to EMT Asia are directed by DW for the furtherance of the Company’s business objectives.

As of March 31, 2026, the Company’s general relationship and direct economic exposure with EMT Asia remained unchanged.

Note 19 — Commitments and Contingencies

Indemnification Agreements:    The Company enters into contractual relationships that contain indemnification provisions in its normal course of business with other parties. The Company may agree to hold other parties harmless against specific losses, such as those that could arise from a breach of representation, covenant, or third party infringement claims. It may not be possible to determine the maximum potential amount of liability under such indemnification agreements due to the unique facts and circumstances that are like to be involved in each particular claim and indemnification provision. Historically, there have been no such indemnification claims. Management believes any liability arising from these agreements will not be material to the Company’s unaudited condensed consolidated financial statements.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Commitments and Contingencies (cont.)

Legal Matters:    The Company may periodically become involved in legal proceedings, legal actions, and claims arising in the normal course of business, including proceedings relating to intellectual property, safety and health, employment and other matters. Management believes that the outcome of such legal proceedings, legal actions, and claims will not have a significant adverse effect, individually, or in aggregate, on the Company’s financial position, results of operations or cash flows.

Guarantees and Warranties:

The list of payment guarantees provided by third parties to the Company as of March 31, 2026, are as follows:

Provider	Type	Guaranteed Amount	Beneficiary
K-SURE (Korea Trade Insurance Corporation)	Trade Bill Loan	$85	Industrial Bank of Korea
KODIT (Korea Credit Guarantee Fund)	Operating Funds Loan	1,097	Industrial Bank of Korea
SGI (Seoul Guarantee Insurance)	Government Grant	174	Korea Occupational Safety and Health Agency
SGI (Seoul Guarantee Insurance)	Defects Liability Guarantee Insurance	9	LS ELECTRIC Co., Ltd., Korea Institute for Robot Industry Advancement (KIRIA)
SGI (Seoul Guarantee Insurance)	Payment Guarantee Insurance	17	Korea Industrial Technology Association (KOITA)
KIBO(Korea Technology Finance Corporation)	Working capital loans Guarantee	198	Hana Bank

The main commitments with financial institutions as of March 31, 2026, are as follows:

Financial Institution	Type	Credit Line	Used Amounts
Industrial Bank of Korea(1)(2)	Operating Funds Loan	$4,735	$4,176
KOSME (Korea SMEs and Startups Agency)	Operating Funds Loan	661	348
Woori Bank	Operating Funds Loan	529	120
Hana Bank	Facility loans	190	190
Hana Bank	Working capital loans	198	198
Total		$6,313	$5,032

____________

(1)      As of March 31, 2026 land, buildings, machinery, and equipment have been provided as collateral (with a secured amount of $3.3 million for long term debt (refer to Note 7 — Property, Plant and Equipment, Net and Note 9 — Debt) and joint guarantees issued for related parties (refer to Note 17 — Related Party Transactions).

(2)      As of March 31, 2026, the Company established pledge fire insurance claims (with a pledge amount of $1.5 million (refer to Note 9 — Debt).

Note 20 — Restatement of Prior Period Financial Statements

Subsequent to the issuance of the Company’s previously issued financial statements, the Company identified errors related to the accounting presentation of certain advances made to David Wilcox, the Company’s sole managing and voting member prior to the Business Combination and majority shareholder following the Business Combination, which were used to fund EMT Asia Co., Ltd., a related-party entity wholly owned by Mr. Wilcox. Management determined that such advances were incorrectly presented as Note receivable — related party and should have been presented as contra-equity within additional paid-in capital. Management also determined that certain expenses incurred by EMT Asia on behalf of the Company should have been recognized as expenses of the Company. The Company had previously recorded an allowance for credit losses in connection with the collection uncertainty concerning the Note receivable — related party, thereby recognizing expense in the periods of issuance.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Restatement of Prior Period Financial Statements (cont.)

The following tables reflect the effects of the corrections on all affected line items of the Company’s previously reported financial amounts presented in the these Condensed consolidated financial statements. The correction did not impact cash and cash equivalents, total liabilities, or total net cash used in operating activities for the periods presented.

Audited Condensed Consolidated Balance Sheet

in thousands	December 31, 2025 Previously Reported	Adjustments	December 31, 2025 As Corrected
ASSETS
Prepaid expenses and other current assets	$59	$(11)	$48
Note receivable – related party	4,167	(4,167)	—
Total current assets	17,404	(4,179)	13,226
Total assets	$26,670	$(4,179)	$22,491
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Additional paid-in capital	$—	$(2,329)	$(2,329)
Accumulated deficit	(676,957)	(1,850)	(678,807)
Total members’ deficit	(650,689)	(4,179)	(654,868)
Total liabilities and members’ deficit	$26,670	$(4,179)	$22,491

Unaudited Condensed Consolidated Statements of Operations

in thousands	March 31, 2025 Previously Reported	Adjustments	March 31, 2025 As Corrected
General and administrative expenses(1)	$1,851	$827	$2,678
Loss from operations	(1,975)	(827)	(2,802)
Provision for credit losses	(1,310)	840	(470)
Total other expense, net	(16,035)	840	(15,195)
Loss before income taxes	(18,010)	13	(17,996)
Net loss	$(18,010)	$13	$(17,996)

____________

(1)      The Company has combined certain captions that were previously disaggregated within operating expenses.

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Restatement of Prior Period Financial Statements (cont.)

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity

	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
As Previously Reported
Balance, December 31, 2024	$—	$(58,962)	$(49,374)
Net loss	$—	$(18,009)	$(18,009)
Balance March 31, 2025	$—	$(76,971)	$(66,134)

Adjustments
Balance, December 31, 2024	$261	$(1,931)	$(1,625)
Investor loan advances and deemed contributions	$(853)	$—	$(853)
Net loss	$—	$13	$13
Balance March 31, 2025	$(592)	$(1,918)	$(2,465)

As Corrected
Balance, December 31, 2024	$261	$(60,893)	$(51,000)
Investor loan advances and deemed contributions	(853)	—	(853)
Net loss	—	(17,996)	(17,996)
Balance March 31, 2025	$(592)	$(78,889)	$(68,599)

Unaudited Condensed Consolidated Statement of Cash Flows

in thousands	March 31, 2025 Previously Reported	Adjustments	March 31, 2025 As Corrected
Cash flows from operating activities:
Net loss	$(18,010)	$13	$(17,996)
Allowance for credit losses	1,310	(840)	470
Investor expenses incurred on behalf of Company	—	827	827
Net cash used in operating activities	(2,063)	—	(2,063)
Cash flows from investing activities:
Advance – note receivable related parties	(1,680)	1,680	—
Net cash used in investing activities	(2,154)	1,680	(474)
Cash flows from financing activities:
Constructive disbursements to related party	—	(1,680)	(1,680)
Net cash provided by financing activities	5,335	(1,680)	3,655

Note 21 — Subsequent Events

Yorkville Convertible Debenture Financing

On May 7, 2026, the Company entered into a Securities Purchase Agreement with YA II PN, Ltd. (“Yorkville”), a fund managed by Yorkville Advisors Global, LP, pursuant to which the Company agreed to issue and sell to Yorkville convertible debentures in an aggregate principal amount of up to $100.0 million. The convertible debentures are convertible into shares of the Company’s common stock, par value $0.0001 per share. The Company issued the first convertible debenture in the principal amount of $20.0 million on May 7, 2026. A second convertible debenture in the principal amount of $5.8 million is expected to be issued upon effectiveness of a resale registration

EVOLUTION METALS & TECHNOLOGIES CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — Subsequent Events (cont.)

statement on Form S-1, and up to an additional $74.2 million in convertible debentures may be purchased in subsequent tranches from time to time upon the mutual agreement of the Company and Yorkville. Each convertible debenture will have a purchase price equal to 97% of its principal amount.

The convertible debentures are convertible at a conversion price equal to the lower of $12.09 per share or 95% of the lowest daily volume-weighted average price of the Company’s common stock during the five consecutive trading days immediately preceding the conversion date, subject to certain limitations, including Nasdaq exchange cap limitations and a 4.99% beneficial ownership limitation. The first convertible debenture bears interest at an annual rate of 5.0%, which increases to 18.0% upon the occurrence and continuation of an event of default, and matures on November 7, 2027.

The Company will not be required to make monthly cash payments under the convertible debentures unless an amortization event occurs. Upon an amortization event, the Company will be required to make monthly cash payments equal to one-fifth of the original principal amount, or the outstanding principal amount if lower, plus a 5% payment premium and all accrued and unpaid interest. The Securities Purchase Agreement includes customary registration rights, investor protections, and provisions governing trading activity, including limitations on short selling. The Company intends to use the proceeds from the facility for general corporate purposes, including supporting the expansion of its operations and development initiatives.

In connection with the Securities Purchase Agreement, the Company entered into a Registration Rights Agreement with Yorkville, pursuant to which the Company is required to file, within 30 calendar days following the date of the Securities Purchase Agreement, a registration statement registering the resale by Yorkville of 5.4 million shares of the Company’s common stock issuable upon conversion of the convertible debentures. Yorkville was also granted certain piggyback registration rights. In addition, the Company and Yorkville entered into a Global Guarantee Agreement, pursuant to which the Company and its subsidiaries agreed to guarantee all of the Company’s obligations under the convertible debentures.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Evolution Metals & Technologies Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Welsbach Technology Metals Acquisition Corp. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company consummated its business combination subsequent to December 31, 2025. However, the Company’s business plan is dependent on future financing, and the Company’s working capital is not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events, conditions and plans regarding these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty, and our opinion is not modified with respect to that matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2021.

New York, New York

February 20, 2026

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash	$4,022	$1,185
Prepaid taxes	141,227	14,077
Total current assets	145,249	15,262
Restricted cash held in trust account	6,464,974	12,257,933
TOTAL ASSETS	$6,610,223	$12,273,195

LIABILITIES, REDEEMABLE COMMON STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$3,627,213	$2,929,443
Due to affiliates	533,663	413,663
Income taxes payable	186,609	125,950
Excise tax payable and interest and penalties	—	719,090
Convertible promissory notes – related party	2,296,371	2,296,371
Working capital loans – related party	2,868,228	1,740,966
Total current liabilities	9,512,084	8,225,483
Deferred underwriting fee payable	2,704,690	2,704,690
TOTAL LIABILITIES	12,216,774	10,930,173

COMMITMENTS AND CONTINGENCIES (NOTE 6)
REDEEMABLE COMMON STOCK
Common Stock subject to possible redemption, $0.0001 par value, 564,337 shares at redemption value of $11.34 per share at December 31, 2025 and 1,082,789 shares at redemption value of $11.22 per share at December 31, 2024, respectively	6,402,319	12,145,287

STOCKHOLDERS’ DEFICIT
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2025 and 2024	—	—
Common stock; $0.0001 par value; 100,000,000 shares authorized; 2,283,976 shares issued and outstanding at December 31, 2025 and 2024 (excluding 564,337 shares at December 31, 2025 and 1,082,789 shares at December 31, 2024 subject to redemption)	228	228
Additional paid-in capital	—	—
Accumulated deficit	(12,009,098)	(10,802,493)
TOTAL STOCKHOLDERS’ DEFICIT	(12,008,870)	(10,802,265)
TOTAL LIABILITIES, REDEEMABLE COMMON STOCK, AND STOCKHOLDERS’ DEFICIT	$6,610,223	$12,273,195

The accompanying notes are an integral part of these consolidated financial statements.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2025	2024
Operating expenses
General and administrative	$1,948,481	$1,428,060
Franchise tax	92,400	154,785
Loss from operations	(2,040,881)	(1,582,845)

Other income:
Interest income from restricted cash held in trust account	276,616	808,868
Reversal of prior year interest and penalties on excise tax liability	13,509	—
Other income	290,125	808,868
Loss before provision for income taxes	(1,750,756)	(773,977)
Provision for income taxes	(38,685)	(125,950)
Net loss	$(1,789,441)	$(899,927)

Weighted average shares outstanding of common stock – redemption feature	772,839	1,618,885
Basic and diluted net loss per share of common stock – redemption feature	$(0.59)	$(0.23)

Weighted average shares outstanding of common stock – no redemption feature	2,283,976	2,283,976
Basic and diluted net loss per share of common stock – no redemption feature	$(0.59)	$(0.23)

The accompanying notes are an integral part of these consolidated financial statements.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount
Balance, January 1, 2024	2,283,976	$228	$—	$(9,266,105)	$(9,265,877)
Accretion for redeemable common stock to redemption value	—	—	—	(514,400)	(514,400)
Excise tax on redemption of Class A common stock	—	—	—	(122,061)	(122,061)
Net loss	—	—	—	(899,927)	(899,927)
Balance, December 31, 2024	2,283,976	228	—	(10,802,493)	(10,802,265)
Accretion of redeemable common stock to redemption value	—	—	—	(122,745)	(122,745)
Excise tax on redemption of Class A common stock	—	—	—	(58,657)	(58,657)
Reversal of excise tax payable attributable to redemption of common stock	—	—	—	764,238	764,238
Net loss	—	—	—	(1,789,441)	(1,789,441)
Balance, December 31, 2025	2,283,976	$228	$—	$(12,009,098)	$(12,008,870)

The accompanying notes are an integral part of these consolidated financial statements.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,789,441)	$(899,927)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest income on restricted cash held in trust account	(276,616)	(808,868)
Interest and penalties on excise tax payable	(13,509)	13,509
Changes in operating assets and liabilities:
Prepaid expenses	(16,500)	(13,244)
Prepaid taxes	(110,650)	—
Due to affiliates	120,000	120,000
Accounts payable and accrued expenses	697,770	83,317
Franchise tax payable	—	(80,000)
Income taxes payable	60,659	125,950
NET CASH USED IN OPERATING ACTIVITIES	(1,328,287)	(1,459,263)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash withdrawn from Trust Account in connection with redemption	5,865,713	12,219,791
Cash withdrawn from Trust Account to pay franchise and income taxes	203,862	100,373
NET CASH PROVIDED BY INVESTING ACTIVITIES	6,069,575	12,320,164

CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of common stock – due to stockholders	(5,865,713)	(12,219,791)
Proceeds from working capital loans – related party	1,127,262	1,191,866
NET CASH USED IN FINANCING ACTIVITIES	(4,738,451)	(11,027,925)

NET CHANGE IN CASH AND RESTRICTED CASH	2,837	(167,024)
CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	1,185	168,209
CASH AND RESTRICTED CASH, END OF PERIOD	$4,022	$1,185

CASH AND RESTRICTED CASH, END OF PERIOD
Cash	$4,022	$1,185
Restricted cash	—	—
CASH AND RESTRICTED CASH, END OF PERIOD	$4,022	$1,185

Supplemental Cash Flow Information:
Cash paid during the year for:
Income taxes	$—	$12,610
Franchise taxes	$203,862	$249,985

Supplemental disclosure on non-cash activities:
Accretion for redeemable common stock to redemption value	$122,745	$514,400
Reversal of excise tax payable attributable to redemption of common stock	$764,238	$—
Excise tax on redemption of Class A common stock	$58,657	$122,061

The accompanying notes are an integral part of these consolidated financial statements.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 1 — Description of Organization and Business Operations and Liquidity

Welsbach Technology Metals Acquisition Corp. (the “Company” or “WTMA”) was incorporated in Delaware on May 27, 2021. The Company is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (a “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

The Company has one subsidiary, WTMA Merger Subsidiary Corp. (the “Merger Sub”), a direct wholly owned subsidiary of the Company incorporated in the state of Delaware on October 19, 2022. As of December 31, 2025, the subsidiary had no activity. On January 5, 2026, the Company and Merger Sub consummated a merger with and into Evolution Metals LLC, a Delaware limited liability company (“EM”).

As of December 31, 2025, the Company had not commenced any operations. All activity through December 31, 2025 relates to the Company’s formation and Initial Public Offering (“IPO”), which is described below and, since the IPO, the search for a prospective Business Combination. The Company has not and will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income earned on cash and investments from the proceeds derived from the IPO. The registration statement for the Company’s IPO was declared effective on December 27, 2021. On December 30, 2021, the Company consummated the IPO of 7,500,000 units (“Units”), each Unit containing one share of common stock (the “Public Shares”) and one right to receive 1/10 of one share of common stock upon the consummation of the Business Combination (the “Public Rights”), at $10.00 per Unit, generating gross proceeds of $75,000,000, which is discussed in Note 3. The Company has selected December 31 as its fiscal year end.

Simultaneously with the closing of the IPO, the Company consummated the sale of 347,500 private placement units (“Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to the Company’s sponsor, Welsbach Acquisition Holdings LLC (the “Sponsor”) generating gross proceeds of $3,475,000, which is described in Note 3.

The Company granted the underwriters a 45-day option to purchase up to 1,125,000 Units to cover over-allotment (the “Over-allotment”), if any. On January 14, 2022, the underwriters partially exercised their Over-allotment option and purchased 227,686 additional Units (the “Over-allotment Units”), generating gross proceeds of $2,276,860.

Upon the closing of the Over-allotment on January 14, 2022, the Company consummated a private sale of an additional 4,554 Private Placement Units at a price of $10.00 per Private Placement Unit, generating gross proceeds of $45,540. As of January 14, 2022, a total of $77,276,860 of the net proceeds from the IPO (including the Over-allotment Units) and the sale of Private Placement Units has been placed in the Trust Account (defined below). As the Over-allotment option was only partially exercised, 224,328 shares of common stock purchased by the Initial Stockholders (as defined below) have been forfeited for no consideration.

Offering costs for the IPO and underwriters’ partial exercise of the Over-allotment option amounted to $4,788,446, consisting of $1,545,537 of underwriting fees, $2,704,690 of deferred underwriting fees payable (which are held in the Trust Account (defined below)) and $538,219 of other costs. As described in Note 5, the $2,704,690 of deferred underwriting fees payable is contingent upon the consummation of a Business Combination, subject to the terms of the underwriting agreement entered into in connection with the IPO (the “Underwriting Agreement”).

Following the closing of the IPO, $75,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the Private Placement Units was placed in a trust account (“Trust Account”). The amounts placed in the Trust Account were being invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 1 — Description of Organization and Business Operations and Liquidity (cont.)

maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below. On November 8, 2023, to mitigate the risk of the Company being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), the Company liquidated the U.S. government treasury obligations held in the Trust Account and placed all funds in the Trust Account in an interest-bearing deposit account.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account excluding the amounts due under the business combination marketing agreement and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance the Company will be able to successfully effect a Business Combination.

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable).

All of the Public Shares contain a redemption feature, which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Company’s Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation (“Certificate of Incorporation”). In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”) Subtopic 10-S99, redemption provisions not solely within the control of a company require common stock subject to redemption to be classified outside of permanent equity. Given that the Public Shares will be issued with other freestanding instruments (i.e., Public Rights as defined in Note 3), the initial carrying value of the Public Shares classified as temporary equity will be the allocated proceeds determined in accordance with ASC 470-20 “Debt with Conversion and other Options”. The Public Shares are subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,001, the Public Shares are redeemable and are classified as such on the consolidated balance sheets until such date that a redemption event takes place.

Redemptions of the Company’s Public Shares may be subject to the satisfaction of conditions, including minimum cash conditions, pursuant to an agreement relating to the Company’s Business Combination. If the Company seeks stockholder approval of the Business Combination, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination, or such other vote as required by law or stock exchange rule. If a stockholder vote is not required by applicable law or stock exchange

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 1 — Description of Organization and Business Operations and Liquidity (cont.)

listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, the Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20.0% or more of the Public Shares sold in the IPO, without the prior consent of the Company.

The Company’s Sponsor, officers and directors and other holders of Founders Shares (the “Initial Stockholders”) have agreed not to propose an amendment to the Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their shares of Common Stock in conjunction with any such amendment.

The Company initially had until September 30, 2022 to complete a Business Combination, nine months following the consummation of the Company’s IPO, and further extended, as described below, to 12 and 15 months following the IPO, as the Sponsor extended the period of time to consummate a Business Combination two times by an additional three months, pursuant to the terms of the Company’s Certificate of Incorporation and the trust agreement. The Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay the Company’s franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. As of June 24, 2024, the Company announced that funds in the Company’s Trust Account established to hold a portion of the proceeds from the Company’s IPO, including any interest thereon, will not be used, now or in the future, to pay for any dissolution expenses in connection with the liquidation of the Trust Account.

The period of time for the Company to complete a business combination under its Certificate of Incorporation was extended for a period of three months from September 30, 2022 to December 30, 2022 upon the deposit of $772,769 into the Trust Account on September 27, 2022 in accordance with the Company’s Certificate of Incorporation. Subsequently, the period of time for the Company to complete a business combination under Certificate of Incorporation was extended for a period of three months from December 30, 2022 to March 30, 2023 upon the deposit of $772,769 into the Trust Account on December 23, 2022.

On March 24, 2023, the Company held a special meeting of its stockholders. In connection with the votes to approve the March Extensions (defined below), the stockholders approved the proposal to amend the Company’s charter by allowing the Company to extend (the “Extension”) the date by which it has to consummate a Business Combination (the “Combination Period”) for up to an additional six months, from March 30, 2023 to up to

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 1 — Description of Organization and Business Operations and Liquidity (cont.)

September 30, 2023, by depositing into the Trust Account $125,000 for each additional one month extension (the “Extension Payment”) in exchange for a non-interest bearing, unsecured promissory note, convertible at the option of the holder, in full or in part, into units at a price of $10.00 per unit, which units were identical to the Private Placement Units issued in connection with the IPO of the Company’s Units and repayable upon closing of a Business Combination (the “Extension Note”).

The Company and Continental Stock Transfer & Trust Company entered into an amendment to the Investment Management Trust Agreement, dated March 24, 2023, by and between Continental Stock Transfer & Trust Company and the Company which allowed the Company to extend the Combination Period for up to an additional six months, from March 30, 2023 to up to September 30, 2023 (the “March Extensions”), by depositing into the trust account the Extension Payment each additional one month extension in exchange for an Extension Note.

The period of time for the Company to complete a business combination under its Certificate of Incorporation was further extended for a period of six months from March 30, 2023 to September 30, 2023 upon the deposit of $125,000 into the Trust Account on March 28, 2023, April 27, 2023, May 26, 2023, June 29, 2023, August 1, 2023 and August 29, 2023 in accordance with the Company’s Certificate of Incorporation.

On March 24, 2023, holders of 4,097,964 shares of common stock of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.40 per share, for an aggregate redemption amount of approximately $42.6 million, leaving approximately $37.8 million in the Trust Account, based on the approximately $80.4 million held in the Trust Account. The amount due to the redeeming stockholders was disbursed on April 10, 2023.

On April 10, 2023, $42.6 million was disbursed to holders of shares exercising their right to redeem at the special meeting of the Company’s stockholders held on March 24, 2023 in connection with the vote to approve the March Extensions.

On September 11, 2023, the Company issued a press release to announce that it had entered into a non-binding letter of intent with a target in the critical materials space (the “Target”) for a potential business combination. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated.

On September 29, 2023, the Company held a special meeting of its stockholders. The stockholders approved the proposal to amend (the “September Charter Amendment”) the Company’s charter by allowing the Company to extend the Combination Period with a target for up to an additional nine months, from September 30, 2023, to up to June 30, 2024 and proposal to amend the Trust Agreement, allowing the Company to extend the Combination Period for up to an additional nine months, from September 30, 2023 to up to June 30, 2024 (the “September Trust Amendment” and together with the September Charter Amendment, the “September Extensions”), for no contribution to the Trust Account. In connection with the votes to approve the September Extensions, the holders of 1,456,871 shares of common stock of the Company properly exercised and did not reverse, their right to redeem their shares for cash at a redemption price of $10.79 per share, for an aggregate redemption amount of approximately $15.7 million. The amount due to the redeeming stockholders was subsequently disbursed on October 12, 2023.

On October 9, 2023, the Company received a letter (the “Notice”) from the Nasdaq Listing Qualifications department of Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company no longer complied with the requirements of Nasdaq Listing Rule 5450(a)(2) (the “Rule”) for continued listing on Nasdaq. Under the Rule, the Company is required to maintain at least 400 total holders (the “Total Holder Requirement”). The Notice indicates that the Company had 45 calendar days (the “Deadline”) to submit a plan (the “Compliance Plan”) to regain compliance with the Rule. If Nasdaq accepted the Compliance Plan, Nasdaq could grant the Company an extension of up to 180 calendar days from the date of the Notice to evidence compliance. On November 12, 2023 the Company received an extension to regain compliance with the Rule on or before April 8, 2024. As of April 5, 2024, the Company has received e-mail confirmation from Nasdaq that the Total Holder Requirement deficiency had been cured, followed by a formal confirmation from Nasdaq on April 11, 2024.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 1 — Description of Organization and Business Operations and Liquidity (cont.)

On October 16, 2023, the board of directors (the “Board”) of the Company appointed Mr. Andrew Switaj and Mr. Dominik Michael Oggenfuss as directors of the Company, effective immediately. In connection with their appointments, the Company entered into indemnity agreements with each of Mr. Switaj and Oggenfuss on October 16, 2023.

On November 8, 2023, to mitigate the risk of the Company being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), the Company liquidated the U.S. government treasury obligations held in the Trust Account and placed all funds in the Trust Account in an interest-bearing deposit account.

On January 25, 2024, the Company issued a press release to announce that it had entered into a non-binding letter of intent with a target in the critical materials space (the “Target”) for a potential business combination. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated.

On March 18, 2024, each of Ms. Emily King and Mr. Andrew Switaj resigned from their positions as directors, and members of the audit committee and compensation committee, effective immediately. Neither Ms. King’s nor Mr. Switaj’s resignation was a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On March 22, 2024, the Company issued a press release to announce that it had entered into a binding letter of intent with EM, a Delaware company, for a potential business combination.

On April 1, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, the Merger Sub, and EM. Upon the terms and subject to the conditions set forth in the Merger Agreement, the Company, Merger Sub and the EM (Merger Sub and EM sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into EM, with EM being the surviving corporation in the Merger. The Merger shall be consummated in accordance with the Merger Agreement and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Constituent Corporations in accordance with the relevant provisions of the Delaware General Corporation Law (“DGCL”). Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and EM, as the surviving corporation of the Merger (hereinafter the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of the Company. The Company will immediately be renamed Evolution Metals & Technologies Corp. On November 11, 2024, WTMA entered into an Amendment No. 1 to Amended and Restated Agreement and Plan of Merger (the “Amendment No. 1”), by and among WTMA, Merger Sub, and EM, which amended the Merger Agreement in accordance with Section 11.11 of the Merger Agreement (see Note 5). On February 10, 2025, WTMA entered into an Amendment No. 2 to Amended and Restated Agreement and Plan of Merger (the “Amendment No. 2”), by and among WTMA, Merger Sub, and EM, which amended the Merger Agreement in accordance with Section 11.11 of the Merger Agreement (see Note 5).

On April 5, 2024, the Company received e-mail confirmation from Nasdaq that the Total Holder Requirement deficiency had been cured, followed by a formal confirmation from Nasdaq on April 11, 2024.

On April 18, 2024, the Company moved its principal office address to 4422 N. Ravenswood Ave #1025, Chicago, Illinois 60640. The Company also changed its telephone number to 251-280-1980.

On June 17, 2024, the Company received a letter from the Nasdaq stating that the Company no longer complies with Nasdaq’s independent director, audit committee, and compensation committee requirements as set forth in Listing Rule 5605 due to the resignations of Ms. Emily King and Mr. Andrew Switaj from the Company’s board, audit committee, and compensation committee on March 18, 2024.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 1 — Description of Organization and Business Operations and Liquidity (cont.)

On June 28, 2024, the Company held a special meeting of its stockholders. The stockholders approved the proposal to amend (the “June Charter Amendment”) the Company’s charter by allowing the Company to extend the Combination Period with a target for up to an additional 12 months, from June 30, 2024 to up to June 30, 2025 and proposal to amend the Trust Agreement, allowing the Company to extend the Combination Period for up to an additional 12 months, from June 30, 2024 to up to June 30, 2025 (the “June Trust Amendment” and together with the June Charter Amendment, the “June Extensions”). In connection with the votes to approve the June Extension, the holders of 1,090,062 shares of common stock of the Company properly exercised, and as of the date hereof have not reversed, their right to redeem their shares for cash at a redemption price of approximately $11.21 per share, for an aggregate redemption amount of approximately $12.22 million. The amount due to the redeeming stockholders was subsequently disbursed on August 2, 2024.

On June 28, 2024, the Sponsor and the Company have entered into Non-Redemption Agreements with several unaffiliated third parties (the “Investors”) on substantially the same terms in exchange for their agreement to not redeem an aggregate of 1,125,000 ordinary shares in the Company at the Special Stockholder Meeting. In exchange for the foregoing commitment not to redeem such shares, the Sponsor has agreed to cause MergeCo to issue to such Investors an aggregate of 337,500 ordinary shares of MergeCo immediately following the consummation of an initial business combination if they continue to hold such Non-Redeemed Shares through the Special Stockholder Meeting.

On July 12, 2024, the Board of the Company appointed Mr. Matthew Rockett as a director of the Company, effectively immediately. In connection with such appointment, the Company entered into an indemnity agreement with Mr. Rockett on July 12, 2024. In exchange for Mr. Rockett’s service on the Board, the Company entered into a Share Compensation Agreement with Mr. Rockett on July 12, 2024, which entitles Mr. Rockett to certain compensation subject to the condition that the Initial Business Combination is consummated, among other things, as further set forth in the agreement. Mr. Rockett was appointed to serve as an independent director, member of the audit committee, and chair of the compensation committee.

On July 19, 2024, the Board of the Company appointed Mr. Justin Werner as a director of the Company, effectively immediately. In connection with such appointment, the Company entered into an indemnity agreement with Mr. Werner on July 19, 2024. In exchange for Mr. Werner’s service on the Board, the Company entered into a Share Compensation Agreement with Mr. Werner on July 19, 2024, which entitles Mr. Werner to certain compensation subject to the condition that the Initial Business Combination is consummated, among other things, as further set forth in the agreement. Mr. Werner was appointed to serve as an independent director, member of the audit committee, and member of the compensation committee.

As a result of the appointment of Mr. Rockett and Mr. Werner, on August 1, 2024, the Company received a letter from Nasdaq determining that the Company complied with the independent director, audit committee, or compensation committee requirements for continued listing on the Nasdaq Global Market as set forth in Listing Rules 5605(b)(1), 5605(c)(2), and 5605(d)(2).

On December 31, 2024, the Company received a letter (the “Notice”) from the Nasdaq stating that the Company no longer complied with the requirements of IM-5101-2 (the “Rule”) for continued listing on Nasdaq. Under the Rule, the Company was required to complete its Business Combination within 36 months of the effectiveness of the Company’s IPO registration statement, or by December 27, 2024, which the Company failed to do. The Company’s securities, including its common stock, rights, and units, was delisted from Nasdaq and was suspended at the opening of business on January 7, 2025. The Notice stated that a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq. The Form 25-NSE was filed with the SEC on June 4, 2025. The Company subsequently applied to list its securities on the OTC Markets and was quoted on OTCQB.

On June 26, 2025, the Company held a Business Combination Special Meeting and the stockholders approved 1) the proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of November 6, 2024, as amended by the Amendment No. 4 to Amended and Restated Agreement and Plan of Merger, dated June 11, 2025 (as it may be further amended or supplemented from time to time, the “Merger

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 1 — Description of Organization and Business Operations and Liquidity (cont.)

Agreement”), by and among the Company, Merger Sub and EM, and the transactions contemplated thereby (the “Business Combination”), 2) the proposed Second Amended and Restated Certificate of Incorporation of New EM (the “Proposed Charter”) and proposed Amended and Restated Bylaws of New EM (the “Proposed Bylaws”), 3) Advisory Governance Proposals, 4) Director Elections Proposal, 5) Stock Issuance Proposal and 6) New EM Equity Incentive Plan Proposal.

On June 26, 2025, The Company held an Extension Special Meeting and the stockholders approved the proposal to approve and adopt an amendment of the Existing Charter to allow the Company to extend (the “Extension”) the date by which the Company has to consummate a business combination for up to an additional three months, from June 30, 2025 (the date which is 42 months from the closing date of the Company’s initial public offering of units (the “IPO”)) to up to September 30, 2025 for no contribution to the trust account established in connection with the IPO and the amendment of the Trust Agreement to permit the Extension.

In connection with the Business Combination Special Meeting and the Extension Special Meeting, the holders of 1,024,736 shares of the Company’s common stock and 518,102 shares of the Company’s common stock, respectively, properly exercised, and as of June 30, 2025 10-Q filing, an aggregate of 39,000 shares in connection with Business Combination was reversed, their right to redeem their shares for cash at a redemption price of approximately $11.31 per share. Accordingly, in connection with the Extension Special Meeting, the aggregate redemption amount was $5.86 million, leaving approximately $6.38 million in the trust account after giving effect to the redemptions in connection with the Extension Special Meeting, based on the approximately $12.24 million held in the trust account as of June 26, 2025 (less funds that may be withdrawn to pay taxes). Furthermore, in connection with the Business Combination Special Meeting, the aggregate redemption amount was $11.56 million, representing an additional $5.73 million aggregate redemption amount after taking into effect the redemption in connection with the Extension Special Meeting, leaving approximately $0.66 million in the trust account after giving effect to the redemptions in connection with both the Extension Special Meeting and the Business Combination Special Meeting. As previously disclosed, the Company extended the deadline for its stockholders to withdraw and reverse any previously delivered demand for redemption made in connection with the Business Combination Special Meeting until the Company determines not to accept reversals of redemption instructions. As of June 30, 2025 10-Q filing, an aggregate of 993,736 shares in connection with Business Combination and Extension (475,634 shares and 518,102 shares, respectively) was redeemed effectively at a redemption price of approximately $11.31 per share, for an aggregate redemption amount of approximately $11.24 million ($5.38 million and $5.86 million, respectively). The amount due to the redeeming stockholders in connection with Extension was subsequently disbursed on July 7, 2025. On July 29, 2025, the 475,634 shares redemption in connection with Business Combination was cancelled and new redemptions were made (see below).

On September 2, 2025, the Company held a Business Combination Special Meeting and stockholders approved the resubmitted proposals previously approved on June 26, 2025 Special Meeting of Stockholders to confirm their approval in light of the changes to the business combination that occurred following the June Special Meeting.

In connection with the Business Combination Special Meeting, the holders of 484,751 shares of the Company’s common stock properly exercised, and as of September 30, 2025 10-Q filing, an aggregate of 46,147 shares in connection with Business Combination was reversed, their right to redeem their shares for cash at a redemption price of approximately $11.31 per share. Accordingly, in connection with the Business Combination Special Meeting, the aggregate redemption amount was $5.48 million, which would leave approximately $0.90 million in the trust account after giving effect to the redemptions in connection with the Business Combination Special Meeting. The Company extended the deadline for its stockholders to withdraw and reverse any previously delivered demand for redemption made in connection with the Business Combination Special Meeting until the Company determines not to accept reversals of redemption instructions. As of September 30, 2025 10-Q filing, an aggregate of 438,604 shares in connection with Business Combination was redeemed effectively at a redemption price of approximately $11.31 per share, for an aggregate redemption amount of approximately $4.96 million.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 1 — Description of Organization and Business Operations and Liquidity (cont.)

On September 29, 2025, the Company held as Special Meeting of its stockholders and the stockholders approved the proposal to approve and adopt an amendment of the Company’s amended and restated certificate of incorporation, as previously amended, to allow the Company to extend (the “Extension”) the date by which the Company has to consummate a business combination for up to an additional three months, from September 30, 2025 to up to December 30, 2025 for no contribution to the trust account established in connection with the IPO.

In connection with the Special Meeting, the holders of 350 shares of the Company’s common stock properly exercised, and as of the date hereof have not reversed, their right to redeem their shares for cash at a redemption price of approximately $11.38 per share, for an aggregate redemption amount of approximately $4.0 thousand, leaving approximately $6.4 million in the trust account, based on the approximately $6.4 million held in the trust account as of September 29, 2025 (less funds that may be withdrawn to pay taxes). The Company has determined that it will not utilize any funds from its trust account to pay any potential excise taxes that may become due upon a redemption of the Company’s public shares in connection with a liquidation of the Company if it does not effect a business combination prior to its termination date. The Company has also determined that it will not utilize any funds from its trust account to pay any dissolution expenses in connection with the liquidation of the trust account and of the Company if it does not effect a business combination prior to its termination date.

On December 30, 2025, the Company held a Special Meeting of its stockholders and the stockholders approved the proposal to amend the Company’s Charter by allowing the Company to extend (the “Extension”) the date by which it has to consummate a business combination (the “Combination Period”) with a target (the “Target”) for up to an additional three months, from December 30, 2025, to up to March 30, 2026.

In connection with the votes to approve the Extensions, no holders of shares of common stock of the Company exercised their right to redeem their shares for cash at a redemption price of approximately $11.45 per share. Accordingly, no shares were redeemed, and no funds were distributed from the trust account in connection with the Extensions. As a result, approximately $6.46 million remained in the trust account as of December 30, 2025 (less funds that may be withdrawn to pay taxes). The Company has also determined that it will not utilize any funds from its trust account to pay any dissolution expenses in connection with the liquidation of the Trust Account and of the Company if it does not effect a business combination prior to its termination date.

The Initial Stockholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquired Public Shares in or after the IPO, they are entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to its deferred underwriting fees (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per shares held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 1 — Description of Organization and Business Operations and Liquidity (cont.)

Risks and Uncertainties

The Company’s results of operations and its ability to complete an initial Business Combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond the Company’s control. The Company could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, and geopolitical instability, such as the military conflict in Ukraine and the Middle East. The Company cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s business and its ability to complete an initial Business Combination.

On August 16, 2022, the IR Act was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% Excise Tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any PIPE or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination, but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

During the second quarter of 2024, the Internal Revenue Service issued final regulations with respect to the timing and payment of the excise tax. These regulations provided that the filing and payment deadline for any liability incurred during the period from January 1, 2023 to December 31, 2023 would be October 31, 2024. Any amount of such excise tax not paid in full, will be subject to additional interest and penalties which are currently estimated at 10% interest per annum and a 5% underpayment penalty per month or portion of a month up to 25% of the total liability for any amount that is unpaid from November 1, 2024 until paid in full. On October 15, 2024, the Company filed an excise tax return for the year ended December 31, 2023.

For the year ended December 31, 2024, the Company’s stockholders redeemed 1,090,062 shares of common stock for a total of $12,219,791. The Company evaluated the classification and accounting of the stock redemption under ASC 450, “Contingencies”. ASC 450 states that when a loss contingency exists the likelihood that the future event(s) will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must be reviewed at each reporting period to determine appropriate treatment. The excise tax is determined at year end based on events that occurred during the year. The excise tax is representative of a contingent liability that is probable of occurring due to the extension to September 30, 2025, past the end of the Company’s current year reporting period. The Company would be required to record a liability in the amount of the excise tax liability which would be calculated as 1% of the shares redeemed during the reporting period. This position would be reviewed at the end of each reporting period for any change in fact. If the SPAC were to

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 1 — Description of Organization and Business Operations and Liquidity (cont.)

completely liquidate and dissolve (within the meaning of § 1.331-1(d)(1)(ii)) during a taxable year (that is, has a final distribution in complete liquidation to which § 331 applies during that taxable year), no distribution by that covered corporation or covered surrogate foreign corporation during that taxable year is a repurchase.

On July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was enacted into law in the United States. The significant provisions of OBBBA include the permanent extension and modification of certain provisions of the Tax Cuts and Jobs Act, including international tax provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented in later years. The Company is evaluating the provisions of OBBBA but it is not expected to have a material impact on the Company’s financial statements.

On November 24, 2025, the IRS published additional information relating to excise tax on repurchases of corporate stock relating specifically to SPAC’s. The IRS published that any SPAC that priced their IPO prior to August 16, 2022 are not subject to excise tax on any redemptions. As such, the Company has reversed $879,876 of liabilities relating to excise tax that was accrued in previous quarters. Of the $879,876, $764,238 was reversed back to accumulated deficit where the initial excise tax in connection with the redemption of class A common stock was recorded and is reflected in statements of changes in stockholders’ deficit, $13,509 was recorded to reversal of prior year interest and penalties on excise tax liability and $102,129 within general and administrative expense in the accompanying statements of operations.

As such, the Company recorded a 1% excise tax liability in the amount of $0 (inclusive of $0 penalties and interest for the year ended December 31, 2025) and $719,090 (inclusive of $13,509 penalties and interest for the year ended December 31, 2024) on the Company’s consolidated balance sheets as of December 31, 2025 and audited consolidated balance sheets as of December 31, 2024, respectively. The liability does not impact the Company’s consolidated statements of operations and is offset against additional paid-in capital or accumulated deficit if additional paid-in capital is not available.

Going Concern, Liquidity and Capital Resources

As of December 31, 2025, the Company had operating cash of $4,022 and a working capital deficit of $9,366,835. The Company had no revenue as of that date and had incurred, and expected to continue to incur, costs in connection with its financing and acquisition plans. Prior to the completion of the Business Combination, the Company’s business plan was dependent on the completion of a Business Combination within the Combination Period. If the Company had been unable to complete a Business Combination within the Combination Period, it would have been required to liquidate. These conditions raised substantial doubt about the Company’s ability to continue as a going concern within a reasonable period of time, which is considered to be one year from the issuance date of the consolidated financial statements.

On January 5, 2026, the Company consummated the Business Combination and is now focused on executing its post-combination operating plan and capital formation strategy. The Business Combination did not include significant external financing at closing, and the Company expects to require additional capital to support its operations and growth initiatives. Management is actively pursuing additional sources of capital, including equity and strategic financing arrangements.

Based on the Company’s current liquidity position and expected operating needs, management has concluded that substantial doubt about the Company’s ability to continue as a going concern has not been alleviated. The Company expects to address its liquidity requirements through the execution of its capital-raising plans and the continued development of its operating business.

The Company will need to raise additional capital through equity financings, debt financings, or additional investments from its Sponsor, stockholders, officers, directors, or third parties. There can be no assurance that such financing will be available on acceptable terms, or at all. If the Company is unable to raise additional capital, it may be required to take measures to conserve liquidity, which could include reducing or delaying certain operating and capital expenditures.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 1 — Description of Organization and Business Operations and Liquidity (cont.)

In connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a going concern through March 31, 2027 (one year from issuance of this report), management determined that the Company’s liquidity condition raises substantial doubt about its ability to continue as a going concern within one year from the issuance date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an emerging growth company as defined in Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Making estimates requires management to exercise significant judgment. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates. As of December 31, 2025 and 2024, we have not identified any critical accounting estimates.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2025 and 2024.

Restricted Cash Held in Trust Account

On December 31, 2025 and 2024, substantially all of the assets held in Trust Account were held in cash. The Company’s cash held in the Trust Account are classified as a restricted cash asset. Any investments held in the Trust Account classified as trading securities such as money market funds and treasury bills are presented on the consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest income from investments held in Trust Account in the accompanying consolidated statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. As of December 31, 2025 and 2024, there were no investments held in Trust Account.

Offering Costs Associated with the IPO and Over-allotment

Offering costs consist principally of legal, accounting, underwriting fees and other costs directly related to the IPO. Offering costs of the IPO amounted to $4,663,218, which was charged against additional paid-in capital and common stock subject to redemption upon the completion of the IPO. Subsequently, additional offering costs of $125,228 was incurred with the Over-allotment in January 2022 and was also charged against additional paid-in capital and common stock subject to redemption in January 2022.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation limit. As of December 31, 2025, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of December 31, 2025 and 2024, the Company’s deferred tax asset had a full valuation allowance recorded against it.

The Company’s effective tax rate was (2.21)% and (16.27)% for the year ended December 31, 2025 and 2024, respectively. The effective tax rate differs from the statutory tax rate of 21% for the year ended December 31, 2025 and 2024 primarily due to the valuation allowance on the deferred tax assets and merger and acquisition costs treated as permanent differences.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s consolidated financial statements and prescribes a recognition threshold and measurement process for consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits as of December 31, 2025 and 2024. Amounts accrued for interest and penalties were $22,786 and $0, respectively, as of December 31, 2025 and 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC 480. Shares of common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Public Shares sold in the IPO feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events.

On March 24, 2023, in connection with the votes to approve the March Extensions, the holders of 4,097,964 shares of common stock of the Company properly exercised their right to redeem their shares for an aggregate redemption amount of approximately $42.6 million. The amount due to the redeeming stockholders was subsequently disbursed on April 10, 2023.

On September 29, 2023, in connection with the votes to approve the September Extensions, the holders of 1,456,871 shares of common stock of the Company properly exercised their right to redeem their shares for an aggregate redemption amount of $15.7 million. The amount due to the redeeming stockholders was subsequently disbursed on October 12, 2023.

On June 28, 2024, in connection with the votes to approve the June Extensions, the holders of 1,090,062 shares of common stock of the Company properly exercised their right to redeem their shares for an aggregate redemption amount of approximately $12.22 million, leaving approximately $12.06 million in the Trust Account, based on the approximately $24.28 million held in the Trust Account as of June 28, 2024 (less funds that may be withdrawn to pay taxes).

On June 26, 2025, in connection with the Business Combination Special Meeting and the Extension Special Meeting, the holders of 1,024,736 shares of the Company’s common stock and 518,102 shares of the Company’s common stock, respectively, properly exercised, and as of June 30, 2025 10-Q filing, an aggregate of 39,000 shares in connection with Business Combination was reversed, their right to redeem their shares for cash at a redemption price of approximately $11.31 per share. Accordingly, in connection with the Extension Special Meeting, the aggregate redemption amount was $5.86 million, leaving approximately $6.38 million in the trust account after

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

giving effect to the redemptions in connection with the Extension Special Meeting, based on the approximately $12.24 million held in the trust account as of June 26, 2025 (less funds that may be withdrawn to pay taxes). Furthermore, in connection with the Business Combination Special Meeting, the aggregate redemption amount was $11.56 million, representing an additional $5.73 million aggregate redemption amount after taking into effect the redemption in connection with the Extension Special Meeting, leaving approximately $0.66 million in the trust account after giving effect to the redemptions in connection with both the Extension Special Meeting and the Business Combination Special Meeting. As previously disclosed, the Company extended the deadline for its stockholders to withdraw and reverse any previously delivered demand for redemption made in connection with the Business Combination Special Meeting until the Company determines not to accept reversals of redemption instructions. As of June 30, 2025 10-Q filing, an aggregate of 993,736 shares in connection with Business Combination and Extension (475,634 shares and 518,102 shares, respectively) was redeemed effectively at a redemption price of approximately $11.31 per share, for an aggregate redemption amount of approximately $11.24 million ($5.38 million and $5.86 million, respectively). The amount due to the redeeming stockholders in connection with Extension was subsequently disbursed on July 7, 2025. On July 29, 2025, the 475,634 shares redemption in connection with Business Combination was cancelled and new redemptions were made (see below).

On September 2, 2025, in connection with the Business Combination Special Meeting, the holders of 484,751 shares of the Company’s common stock properly exercised, and as of September 30, 2025 10-Q filing, an aggregate of 46,000 shares in connection with Business Combination was reversed, their right to redeem their shares for cash at a redemption price of approximately $11.31 per share. Accordingly, in connection with the Business Combination Special Meeting, the aggregate redemption amount was $5.48 million, which would leave approximately $0.90 million in the trust account after giving effect to the redemptions in connection with the Business Combination Special Meeting. The Company extended the deadline for its stockholders to withdraw and reverse any previously delivered demand for redemption made in connection with the Business Combination Special Meeting until the Company determines not to accept reversals of redemption instructions. As of September 30, 2025 10-Q filing, an aggregate of 438,604 shares in connection with Business Combination was redeemed effectively at a redemption price of approximately $11.31 per share, for an aggregate redemption amount of approximately $4.96 million.

On September 29, 2025, in connection with the votes to approve Extension, the holders of 350 shares of the Company’s common stock properly exercised, and as of the date hereof have not reversed, their right to redeem their shares for cash at a redemption price of approximately $11.38 per share, for an aggregate redemption amount of approximately $4.0 thousand, leaving approximately $6.4 million in the trust account, based on the approximately $6.4 million held in the trust account as of September 29, 2025 (less funds that may be withdrawn to pay taxes).

Accordingly, 564,337 and 1,082,789 shares of common stock subject to possible redemption on December 31, 2025 and 2024, respectively, are presented as temporary equity, outside of the stockholders’ deficit section of the Company’s consolidated balance sheets.

Immediately upon the closing of the IPO, the Company recognized the accretion from the initial book value to redemption amount value. This method would view the end of the reporting period as if it were also the redemption date for the security. The change in the carrying value of redeemable shares of common stock resulted in charges against additional paid-in capital and accumulated deficit.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

The shares of common stock reflected on the consolidated balance sheets are reconciled on the following table:

Redeemable ordinary shares subject to possible redemption at December 31, 2023	$23,850,678
Less:
Redemption of common stock	(12,219,791)
Plus:
Accretion of carrying value to redemption value	514,400
Redeemable ordinary shares subject to possible redemption at December 31, 2024	$12,145,287
Less:
Redemption of common stock	(5,865,713)
Plus:
Accretion of carrying value to redemption value	122,745
Redeemable ordinary shares subject to possible redemption at December 31, 2025	$6,402,319

Net Loss per Share of Common Stock

The Company computes loss per share in accordance with ASC 260-10-45 “Earnings per Share,” which requires presentation of both basic and diluted loss per share on the face of the statement of operations. The Company’s public shares of common stock have a redemption right, which differ from the common stock that are held by the sponsors. Accordingly, the Company has effectively two classes of shares, which are referred to as shares of public common stock and Founder Shares. Income and losses are shared pro rata between the two classes of shares. Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of outstanding shares of common stock during the period. Accretion associated with the common stock subject to possible redemption is excluded from earnings per share as the redemption value approximates fair value.

Diluted loss per share gives effect to all dilutive potential shares of common stock outstanding during the period. Dilutive loss per share excludes all potential shares of common stock if their effect is anti-dilutive. The Company has excluded the Rights from the calculation of diluted loss per share because the Rights are contingent upon the occurrence of future events and any impact would be anti-dilutive. As a result, diluted net loss per share is the same as basic net loss per share for the year ended December 31, 2025 and 2024. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share of common stock.

The following table reflects the calculation of basic and diluted net loss per share of common stock (in dollars, except per share amounts):

	For the Years Ended December 31,
	2025		2024
	Redeemable	Non- redeemable	Redeemable	Non- redeemable
Basic and diluted net loss per share of common stock
Numerator:
Allocation of loss	$(452,415)	$(1,337,026)	$(373,285)	$(526,642)
Denominator:
Basic and diluted weighted average shares outstanding	772,839	2,283,976	1,618,885	2,283,976
Basic and diluted net loss per share of common stock	$(0.59)	$(0.59)	$(0.23)	$(0.23)

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management adopted ASU 2023-09 in its financial statements and disclosures as of December 31, 2025.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. ASU 2023-07 became effective as of December 31, 2024 and the Company’s management adopted ASU 2023-07 in its financial statements and related disclosures (see Note 8).

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This ASU is effective for annual reporting periods beginning after December 15, 2025, and for interim periods within those annual reporting periods, with early adoption permitted. The amendments in ASU 2025-05 should be applied prospectively. The Company is currently evaluating the impact of this new standard on its consolidated financial statements, however the adoption is not expected to have a material impact on the consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements for the period ended December 31, 2025.

Note 3 — Private Placement

On December 27, 2021, simultaneously with the consummation of the IPO, the Company consummated the issuance and sale of 347,500 Private Placement Units in a private placement transaction at a price of $10.00 per Private Placement Unit, generating gross proceeds of $3,475,000. Each Private Placement Unit consists of one share of common stock and one right to receive one-tenth (1/10) of a share of common stock upon consummation of a Business Combination.

On January 14, 2022, the Company consummated the sale of an additional 4,554 Private Placement Units, at $10.00 per Private Placement Unit for an aggregate purchase price of $45,540.

A portion of the proceeds from the Private Placement Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Units will be worthless.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 4 — Related Party Transactions

Founder Shares

On June 25, 2021, the Sponsor purchased 1,437,500 shares (the “Founder Shares”) of the Company’s Class B common stock, par value $0.0001 for an aggregate price of $25,000. On October 13, 2021, the Company effected an exchange of each such Class B shares for 1.5 shares of the Company’s common stock, resulting in the Sponsor holding an aggregate of 2,156,250 Founder Shares. The Company no longer has Class B common stock authorized. The Initial Stockholders agreed to forfeit up to 281,250 Founder Shares to the extent that the Over-allotment option was not exercised in full by the underwriters. On January 14, 2022, the Sponsor forfeited 224,328 Founder Shares for no consideration, due to the underwriters’ exercise of the Over-allotment option in part.

The Founder Shares were placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, 50% of these shares will not be transferred, assigned, sold or released from escrow until the earlier of (i) nine months after the date of the consummation of a Business Combination and (ii) the date on which the closing price of our common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our Business Combination and the remaining 50% of the Founder Shares will not be transferred, assigned, sold or released from escrow until nine months after the date of the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, we complete a liquidation, merger, stock exchange or other similar transaction, which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Due to Affiliates

On December 31, 2021, the Sponsor funded $79,673 in excess of $3,475,000 aggregate purchase price of the Private Placement Units. On January 14, 2022, the Sponsor funded $179,463 in excess of the $45,540 aggregate purchase price of the Private Placement Units sold in conjunction with the exercise of the Over-allotment option (for an aggregate of $259,136 in excess purchase price).

For the year ended December 31, 2025, the Company expensed a total of $120,000 for support services from the Sponsor of which amount was reported as due to affiliates. For the year ended December 31, 2024, the Company expensed a total of $120,000 for support services from the Sponsor of which amount was reported as due to affiliates.

As of December 31, 2025 and 2024, respectively, there were outstanding amounts due to affiliates of $533,663 and $413,663, which will be repaid from Company’s operating account as soon as practicable.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit. These units would be identical to the Private

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 4 — Related Party Transactions (cont.)

Placement Units. On December 30, 2024, the Company increased the Working Capital Loans up to $2.5 million in connection with completing a Business Combination. On September 30, 2025, the Company increased the Working Capital Loans up to $4 million in connection with completing a Business Combination.

On July 30, 2023, the Company issued a promissory note (the “Working Capital Note 1”) in the principal amount of $84,000 to the Sponsor in exchange for cash. The Company drew an additional $100 from this promissory note which resulted in a total outstanding amount of $84,100.

On August 30, 2023, September 28, 2023, November 10, 2023, December 29, 2023, March 20, 2024, June 28, 2024, September 30, 2024, December 31, 2024, March 31, 2025, June 30, 2025, September 30, 2025 and December 31, 2025, the Company issued promissory notes in the principal amounts of $378,000, $22,000, $50,000, $15,000, $373,737, $177,773, $192,069, $448,287, $474,490, $286,259, $106,716 and $259,798, respectively (“Working Capital Notes 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13,” respectively), to the Sponsor in exchange for cash.

Working Capital Note 1, together with Working Capital Notes 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13 (hereinafter, collectively, the “Working Capital Notes”) are non-interest bearing, unsecured promissory notes that will not be repaid in the event that the Company is unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Such Working Capital Notes would either be paid upon consummation of the initial Business Combination out of the proceeds of the Trust Account released to the Company or, at the Sponsor’s discretion, converted, in full or in part, upon consummation of the initial Business Combination into additional private units at a price of $10.00 per unit. Additional Working Capital Notes may be funded at the discretion of the Sponsor, in total amounts for the Working Capital Notes series not to exceed $2.5 million.

The conversion feature was analyzed under ASC 470-20, “Debt with Conversion or Other Options”, the Promissory Notes did not include any premium or discounts. The conversion option did not include elements that would require bifurcation under ASC 815-40, “Derivatives and Hedging.” The convertible note payable and conversion feature does not meet the requirements for classification under ASC 480 and as a result is not required to be accounted for as a liability under ASC 480. In this case, the conversion feature embedded within the convertible promissory note does not require bifurcation and as a result remains embedded within the debt instrument because the convertible promissory note conversion feature does not meet the definition of a derivative as it fails the net settlement requirement. The embedded conversion feature does qualify as equity under ASC 815-40 as the exercise contingency is not based on an observable market or index unrelated to the issuer, the instrument meets the fixed-for-fixed criteria under ASC 815-40-15, meets the requirements for equity classification pursuant to ASC 815-40-25-1 and 25-2 and does not meet the definition of a derivative as it fails the net settlement requirement. Based on this analysis, the scope exception would apply, and the embedded conversion feature would fail to satisfy the third bifurcation condition within ASC 815-15-25-1.

As of December 31, 2025 and 2024. the balances outstanding under the Working Capital Notes were $2,868,228 and $1,740,966, respectively, reported in Working capital loans — related party in the accompanying consolidated balance sheets.

Convertible Promissory Notes — Related Party

On September 30, 2022 and December 30, 2022, the Company issued two promissory notes, each for $772,769 (the “First Promissory Note” and “Second Promissory Note” respectively) to the Sponsor in connection with the Extension (see Note 1). The First Promissory Note and Second Promissory Note bear no interest and are payable upon the earlier to occur of (i) consummation of the Company’s initial Business Combination out of the proceeds of the Trust Account released to the Company or (ii) at the Sponsor’s discretion, converted, in full or in part, upon consummation of the Company’s Business Combination into additional private units at a price of $10.00 per unit (the “Conversion”).

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 4 — Related Party Transactions (cont.)

On each of March 30, 2023, April 30, 2023, May 30, 2023, June 30, 2023, July 30, 2023 and August 30, 2023, the Company issued six promissory notes to the Sponsor in connection with the Extension (see Note 1) in the principal amount of $125,000 for each note (together with the First Promissory Note and the Second Promissory note, collectively, the “Convertible Promissory Notes”). The Convertible Promissory Notes bear no interest and shall be payable upon the earlier to occur of (i) consummation of the Company’s initial Business Combination out of the proceeds of the Trust Account released to the Company’s or (ii) at the Sponsor’s discretion, converted, in full or in part, upon consummation of the Company’s Business Combination into additional private units at a price of $10.00 per unit (the “Conversion”).

The Convertible Promissory Notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, convertible into private units of the post-Business Combination entity at a price of $10.00 per unit. The conversion feature was analyzed under ASC 470-20, “Debt with Conversion or Other Options”, the Promissory Notes did not include any premium or discounts. The conversion option did not include elements that would require bifurcation under ASC 815-40, “Derivatives and Hedging.” The convertible note payable and conversion feature does not meet the requirements for classification under ASC 480 and as a result is not required to be accounted for as a liability under ASC 480. In this case, the conversion feature embedded within the convertible promissory note does not require bifurcation and as a result remains embedded within the debt instrument because the convertible promissory note conversion feature does not meet the definition of a derivative as it fails the net settlement requirement. The embedded conversion feature does qualify as equity under ASC 815-40 as the exercise contingency is not based on an observable market or index unrelated to the issuer, the instrument meets the fixed-for-fixed criteria under ASC 815-40-15, meets the requirements for equity classification pursuant to ASC 815-40-25-1 and 25-2 and does not meet the definition of a derivative as it fails the net settlement requirement. Based on this analysis, the scope exception would apply, and the embedded conversion feature would fail to satisfy the third bifurcation condition within ASC 815-15-25-1.

At both December 31, 2025 and 2024, there was an aggregate of $2,296,371, outstanding under the Convertible Promissory Notes reported in Convertible promissory notes — related party in the accompanying consolidated balance sheets.

Support Services

Commencing on December 27, 2021, the Company entered into an agreement to pay the Sponsor $10,000 per month for the use of office space and administrative support services. For the year ended December 31, 2025, $120,000 has been expensed related to the agreement of which $120,000 included in due to affiliates in the accompanying consolidated balance sheets, respectively. For the year ended December 31, 2024, $120,000, has been expensed related to the agreement and included in general and administrative expenses in the accompanying consolidated statements of operations. As of December 31, 2025 and 2024, $120,000 and $120,000 are included in due to affiliates in the and audited consolidated balance sheets, respectively.

Note 5 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Units and units that may be issued upon conversion of Working Capital Loans, if any, are entitled to registration rights pursuant to a registration rights agreement to be signed on or before the date of the prospectus for the IPO. These holders are entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 5 — Commitments and Contingencies (cont.)

Merger Agreement

On April 1, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, the Merger Sub and EM.

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

(i)     Upon the terms and subject to the conditions set forth in this Merger Agreement, the Company, Merger Sub and the EM (Merger Sub and EM sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into EM, with EM being the surviving corporation in the Merger.

(ii)    The Merger shall be consummated in accordance with the Merger Agreement and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Constituent Corporations in accordance with the relevant provisions of the Delaware General Corporation Law (“DGCL”), Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and EM, as the surviving corporation of the Merger (hereinafter the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of the Company.

(iii)   The Company will immediately be renamed Evolution Metals & Technologies Corp. (“New EM”)

On November 6, 2024, the Company entered into an Amended and Restated Agreement and Plan of Merger amended and restated the April 1, 2024 Merger Agreement.

CMR Merger Agreement

On February 10, 2025, as part of the series of transactions contemplated by the Business Combination, the Company entered into an Agreement and Plan of Merger (the “CMR Merger Agreement”), by and among the Company, Critical Mineral Recovery, Inc., a Missouri corporation (“CMR”), and the other parties thereto, pursuant to which CMR will be merged out of existence and into a wholly owned subsidiary of the Company.

Pursuant to the CMR Merger Agreement, the sole shareholder of CMR shall receive (A) 22,500,000 shares of New EM common stock, (B) cash in an amount of $125,000,000 and (C) cash in an amount up to $50,000,000 to be used to repay CMR’s indebtedness.

The CMR Merger Agreement contains customary representations and warranties by the parties. Certain of the representations are subject to specified exceptions and qualifications contained in the CMR Merger Agreement or in information provided pursuant to certain disclosure schedules to the CMR Merger Agreement.

The closing of the CMR Merger Agreement is subject to the closing of the other transactions that are part of the Business Combination and other customary closing conditions. The consummation of the other transactions that are part of the Business Combination are conditioned on the consummation of the transactions contemplated by the CMR Merger Agreement.

Under the terms of the Amended and Restated Merger Agreement dated March 31, 2025, regarding the acquisition of CMR Merger Agreement, as previously filed in the Registration Statement on Form S-4, the CMR Merger Agreement may be terminated in the event the business combination does not close by June 30, 2025. On July 3, 2025, the CMR Merger Agreement was terminated.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 5 — Commitments and Contingencies (cont.)

Amendment No. 1 to Merger Agreement

On November 11, 2024, the Company entered into an Amendment No. 1 to Amended and Restated Agreement and Plan of Merger (the “Amendment No. 1”), the Merger Agreement in accordance with Section 11.11 of the Merger Agreement.

Amendment No. 1 amended and restated certain defined terms in the Merger Agreement and the corresponding consideration schedule in the Company Disclosure Schedule, to clarify that US NewCo will be a holder of membership interests in EM following the proposed merger that is part of the Business Combination.

Amendment No. 2 to Merger Agreement

On February 10, 2025, the Company entered into Amendment No. 2 to Amended and Restated Agreement and Plan of Merger (the “Amendment No. 2”), which amended the Merger Agreement in accordance with Section 11.11 of the Merger Agreement.

Amendment No. 2 amended and restated certain defined terms in the Merger Agreement and the corresponding consideration schedule in the Company Disclosure Schedule, clarifying the amount of Company Membership Units to be received by Korea NewCo and US NewCo in connection with the transactions contemplated by the Merger Agreement. Further, Amendment No. 2 amended and restated certain provisions of the Merger Agreement such that the New EM board of directors after the Closing will consist of six directors, which shall initially include six director nominees designated by EM and reasonably acceptable to the Company, insofar as those nominees are elected to the New EM board of directors. Finally, Amendment No. 2 replaced the form of the Amended and Restated Certificate of Incorporation to be filed immediately following the Effective Time with the form attached as Exhibit A to Amendment No. 2.

Amendment No. 3 to Merger Agreement

On March 31, 2025, the Company entered into Amendment No. 3 to Amended and Restated Agreement and Plan of Merger (the “Amendment No. 3”), which amended the Merger Agreement in accordance with Section 11.11 of the Merger Agreement.

Amendment No. 4 to Merger Agreement

On June 11, 2025, the Company entered into an Amendment No. 4 to Amended and Restated Agreement and Plan of Merger (the “Amendment No. 4”), by and among the Company, the Company’s Merger Subsidiary LLC (“Merger Sub”), and EM, which amended the Amended and Restated Agreement and Plan of Merger, dated as of November 6, 2024 (as previously amended, the “Merger Agreement”), by and among the Company, Merger Sub and EM, by among other things, extending the Agreement End Date of the Merger Agreement to September 30, 2025.

Amendment No. 5 to Merger Agreement

On July 21, 2025, the Company entered into an Amendment No. 5 to Amended and Restated Agreement and Plan of Merger (the “Amendment No. 5”), by and among the Company, the Company’s Merger Subsidiary LLC, and EM, which amended the Amended and Restated Agreement and Plan of Merger, dated as of November 6, 2024 (as previously amended, the “Merger Agreement”), by and among the Company, Merger Sub and EM, by among other things, acknowledging the previously disclosed termination of the Amended and Restated Merger Agreement, dated March 31, 2025, regarding the acquisition of Critical Mineral Recovery, Inc. and removing references to certain precedent step transactions related thereto.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 5 — Commitments and Contingencies (cont.)

Amendment No. 6 to Merger Agreement

On January 5, 2026, the Company entered into Amendment No. 6 to the Amended and Restated Agreement and Plan of Merger (the “Amendment No. 6”), which amended the Amended and Restated Agreement and Plan of Merger, dated as of January 5, 2026, by among other things, amended the recitals of the Merger Agreement, as well as certain definitions under the Merger Agreement, and also updated the list of minority equityholders.

On January 5, 2026, the Company entered into that certain Agreement and Plan of Merger, dated as of January 5, 2026, by and among the Company, EM, NewCo, Inc., a Delaware corporation (“NewCo”), and William David Wilcox Jr., as the sole stockholder of NewCo, as it may be amended or supplemented from time to time (the “Step 7 Merger Agreement”), pursuant to which Merger Sub will merge with and into NewCo (the Step 7 Merger), on the terms and subject to the conditions set forth in the Step 7 Merger Agreement, with NewCo continuing as the surviving corporation in the Step 7 Merger. Thereafter, on January 5, 2026, Merger Sub merged with and into EM, with EM surviving the Step 8 Merger as a wholly owned subsidiary of the Company. On the Closing Date, pursuant to the Business Combination, the Company changed its name to Evolution Metals& Technologies Corp.

Ancillary Agreements

Company Equityholder Support and Lock-up Agreement

As a condition and inducement to the Company’s willingness to enter into the Merger Agreement, William David Wilcox Jr. (the “Company Equityholder”) executed and delivered to the Company a Support and Lock-up Agreement (the “Company Equityholder Support and Lock-Up Agreement”), dated as of November 6, 2024, by and among the Company Equityholder, the Company, the Sponsor, and the Company Minority Equity holders. Pursuant to the Company Equityholder Support and Lock-up Agreement, the Company Equityholder has agreed, among other things, (i) to vote in favor of the adoption and approval, promptly following the time at which the registration statement on Form S-4 shall have been declared effective and delivered or otherwise made available to the Company’s stockholders, of the Merger Agreement and the Business Combination and (ii) not to sell, transfer, convey or assign any Subject Shares (as defined in the Company Equityholder Support and Lock-Up Agreement) until such time to be mutually agreed by the parties after the Closing Date subject to the terms and conditions of the Company Equityholder Support and Lock-up Agreement.

Sponsor Support and Lock-Up Agreement

As a condition and inducement to EM’s willingness to enter into the Merger Agreement, the Sponsor executed and delivered to EM a Sponsor Support and Lock-up Agreement (the “Sponsor Support and Lock-up Agreement”), dated as of November 6, 2024, by and among the Sponsor, the Company, EM and the persons set forth on Schedule I thereto. Pursuant to the Sponsor Support and Lock-Up Agreement, the Sponsor agreed, among other things, (i) to vote (whether pursuant to a duly convened meeting of the stockholders of the Company or pursuant to an action by written consent of the stockholders of the Company) in favor of the adoption and approval, promptly following the time at which the registration statement on Form S-4 shall have been declared effective and delivered or otherwise made available to the Company’s stockholders, of the Merger Agreement and the Business Combination and (ii) not to sell, transfer, convey or assign any shares of the Company’s common stock until such time to be mutually agreed by the parties thereto after the Closing subject to the terms and conditions of the Sponsor Support and Lock-up Agreement.

Service Provider Agreements

From time to time the Company has entered into and may enter into agreements with various services providers and advisors, including investment banks, to help us identify targets, negotiate terms of potential Business Combinations, consummate a Business Combination and/or provide other services. In connection with these agreements, the Company may be required to pay such service providers and advisors fees in connection with their

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 5 — Commitments and Contingencies (cont.)

services to the extent that certain conditions, including the closing of a potential Business Combination, are met. If a Business Combination does not occur, the Company would not expect to be required to pay these contingent fees. There can be no assurance that the Company will complete a Business Combination.

Backstop Agreement

On May 3, 2023, the Company and Welsbach Holdings Pte Ltd (the “Backstopper”), an affiliate of the Sponsor, entered into a backstop agreement (the “Backstop Agreement”) pursuant to which the Backstopper guaranteed any deficiency of restricted cash which may have existed as of December 31, 2025 and 2024, and agreed to advance funds as needed to remedy any such deficiency.

Non-redemption Agreement

On September 27, 2023 and September 29, 2023, the Sponsor entered into Non-Redemption Agreements with various stockholders of the Company pursuant to which these stockholders committed not to redeem their redeemable shares in connection with the special meeting held on September 29, 2023, but still retained their right to redeem in connection with the closing of the Business Combination. The commitment to not redeem was accepted by holders of 2,432,185 shares of redeemable common stock. In consideration of this agreement, the Sponsor agreed to cause the surviving entity (“MergeCo”) of any future initial Business Combination to issue to such shareholders a certain number of additional ordinary shares of MergeCo immediately following the consummation of an initial Business Combination, if they continue to hold such Non-Redeemed Shares through the special stockholder meeting held on September 29, 2023.

On June 28, 2024, the Sponsor and the Company entered into Non-Redemption Agreements with several unaffiliated third parties (the “Investors”) on substantially the same terms in exchange for their agreement to not redeem an aggregate of 1,125,000 ordinary shares in the Company at the special meeting held on June 28, 2024. In exchange for the foregoing commitment not to redeem such shares, the Sponsor agreed to cause MergeCo to issue to such Investors an aggregate of 337,500 ordinary shares of MergeCo immediately following the consummation of an initial Business Combination if they continue to hold such Non-Redeemed Shares through the special stockholder meeting held on June 28, 2024.

On June 20, 2025 and June 23, 2025, in connection with the Extension Special Meeting, the Sponsor and the Company entered into Non-Redemption Agreements with several unaffiliated third-party holders of the Company’s common stock (the “Investors”) on substantially the same terms in exchange for their agreement to not redeem up to an aggregate of 704,097 shares of the Company’s common stock (the “Non-Redeemed Shares”) in connection with the Extension Special Meeting. In exchange for the foregoing commitment not to redeem such shares, the Sponsor and the Company have agreed to cause the surviving entity (“MergeCo”) of any future the Company initial business combination to issue to the Investors up to an aggregate of 35,205 ordinary shares of MergeCo immediately following the consummation of an initial business combination if the Investors continue to hold such Non-Redeemed Shares through the Extension Special Meeting held on June 26, 2025.

The Non-Redemption Agreements shall terminate on the earlier of (i) the failure of the Company’s stockholders to approve the Extension at the Extension Special Meeting, (ii) the Company’s determination not to proceed with the Extension, (iii) the fulfillment of all obligations of parties to the Non-Redemption Agreements, (iv) the liquidation or dissolution of the Company, (v) the mutual written agreement of the parties or (vi) if the applicable Investor exercises its redemption rights with respect to any Non-Redeemed Shares in connection with the Extension Special Meeting and such Non-Redeemed Shares are actually redeemed.

On June 26, 2025, the Company held the Extension Special Meeting and the Extension was approved by stockholders. The Investors subject to the Non-Redemption Agreements did not redeem their Non-Redeemed Shares in connection with the Extension Special Meeting. Following the Extension Special Meeting, the obligations of the parties under the Non-Redemption Agreements were fulfilled in accordance with their terms, and such agreements terminated.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 5 — Commitments and Contingencies (cont.)

Advisory Agreement

On September 8, 2023, the Company engaged J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division (“CCM”) to provide various advisory services related to extension and closing a transaction. The Company shall make a payment to CCM if the following conditions are met (i) the Extension is approved, (ii) the Extension is for at least six months, (iii) a minimum of $25,000,000 remains in the Trust Account immediately following the Extension and (iv) no more than 500,000 shares of the Company were transferred to non-affiliate holders of the Company’s founder shares or Target’s equity in connection with the Extension. CCM shall receive 100,000 shares of common stock or equivalent equity of the publicly listed post-business combination company (the “Post-Closing Company”) (the “Fee Shares”), which Fee Shares shall be issued at the closing of the Business Combination in book entry form in the name of and delivered to CCM (or its designee). The Fee Shares, if issued, shall be duly authorized, validly issued, fully paid and non-assessable and shall be registered for resale under the Act, or otherwise freely tradeable, as of the delivery of the fee shares.

On June 21, 2024, the Company engaged J.V.B. Financial Group, LLC, acting through CCM to act as the Company’s capital markets advisor and placement agent in connection with seeking an extension for completing an initial business combination which shall result in the surviving publicly listed Post-Closing Company. The Company shall make a payment to CCM if the following conditions are met (i) the extension is approved, (ii) the extension is for at least 12 months, (iii) a minimum of $10,000,000 remains in the Trust Account immediately following the extension and (iv) no more than 450,000 shares of the Post-Closing Company were committed to be issued to non-affiliate holders of the Company’s shares in connection with the extension, CCM shall receive 100,000 Fee Shares, which Fee Shares shall be issued at the closing of the Business Combination in book entry form in the name of and delivered to CCM (or its designee). The Fee Shares, if issued, shall be duly authorized, validly issued, fully paid and nonassessable and shall be registered for resale under the Act, or otherwise freely tradeable, as of the delivery of the Fee Shares.

On June 20, 2025, the Company engaged J.V.B. Financial Group, LLC, acting through CCM to act as the Company’s capital markets advisor and placement agent in connection with seeking an extension for completing an initial business combination which shall result in the surviving publicly listed Post-Closing Company. The Company shall make a payment to CCM if the following conditions are met (i) the extension is approved, (ii) the extension is for at least three months, (iii) a minimum of $4,500,000 remains in the Trust Account immediately following the extension and (iv) no more than 25,000 shares of the Company were transferred to non-affiliate holders of the Company’s founder shares or Target’s equity in connection with the extension, CCM shall receive 15,000 of the Post-Closing Company, which Fee Shares shall be issued at the closing of the Business Combination, in book entry form in the name of, and delivered to, CCM (or its designee). The Fee Shares shall be duly authorized, validly issued, fully paid and non-assessable as of the delivery of the Fee Shares.

On June 26, 2025, the Company’s stockholders approved the Extension at the Extension Special Meeting, extending the date by which the Company must complete an initial business combination by three months. Following the Extension, and after giving effect to the redemptions elected in connection with the Extension Special Meeting, the Trust Account held approximately $6.4 million; such redemption is settled on July 7, 2025. The number of founder or target equity shares transferred to non-affiliate holders in connection with the extension was within the contractual limits set forth in the engagement agreement with J.V.B. Financial Group, LLC, acting through CCM. As a result, the conditions to the issuance of the 15,000 Fee Shares to CCM were satisfied, subject to the closing of the Company’s initial business combination. Such Fee Shares will be issued in book-entry form upon the consummation of the initial business combination.

On October 29, 2025, the Company engaged SKN Finance LTD (“SKN”), as its financial advisor and marketing agent in connection with its proposed business combination with EM and the listing of the Company’s shares on NASDAQ. In consideration of the Services, the Company shall pay SKN upon upon the closing of the Business Combination an equity fee of 300,000 of the Company’s listed shares, to be included in the next resale registration statement or pursuant to Rule 144, whichever occurs earlier.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 5 — Commitments and Contingencies (cont.)

On October 29, 2025, the Company engaged Laura Anthony (“LA”), as its financial advisor and marketing agent in connection with its proposed business combination with EM and the listing of the Company’s shares on NASDAQ. In consideration of the Services, the Company shall pay LA upon the closing of the Business Combination an equity fee of 15,000 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”). The Common Stock shall be subject to the registration rights agreement entered into by and between the Parties on the date hereof (the “Registration Rights Agreement”).

Note 6 — Stockholders’ Deficit

Recapitalization — On June 25, 2021, the Sponsor purchased 1,437,500 shares of Class B common stock for an aggregate purchase price of $25,000. On October 13, 2021, the Company effected an exchange of each such share of Class B common stock for 1.5 shares of our common stock, resulting in the Sponsor holding an aggregate of 2,156,250 founder shares. The Company no longer has Class B common stock authorized.

Common stock — The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2025 and 2024, there were 2,283,976 shares of common stock outstanding excluding 564,337 and 1,082,789 shares of common stock subject to possible redemption, respectively.

Note 7 — Income Tax

The Company’s net deferred tax asset (liabilities) are as follows:

	December 31, 2025	December 31, 2024

Deferred tax assets
Net operating loss carryforward	$—	$—
Startup Costs	322,410	173,116
Total deferred tax assets	322,410	173,116
Valuation allowance	(322,410)	(173,116)
Deferred tax assets, net of allowance	$—	$—

The income tax provision for the year ended December 31, 2025 and 2024 consists of the following:

	December 31, 2025	December 31, 2024
Federal
Current	$38,685	$125,950
Deferred	(149,294)	421,831
State
Current	—	$—
Deferred	—	—
Change in valuation allowance	149,294	(421,831)
Income tax provision	$38,685	$125,950

As of December 31, 2025 and 2024, the Company had a total of $0 and $0, respectively, of U.S. federal net operating loss carry overs available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependesnt upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 7 — Income Tax (cont.)

consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2025, the change in the valuation allowance was $149,294. For the year ended December 31, 2024, the change in the valuation allowance was $421,831.

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	December 31, 2025	December 31, 2024
Statutory federal income tax rate	21.00%	21.00%
Permanent book/tax difference	(14.68)%	(16.38)%
Prior year – M&A (dead deal costs)	0.00%	0.00%
True up – 2023 temporary difference	0.00%	(75.39)%
Change in valuation allowance	(8.53)%	54.50%
Income tax provision	(2.21)%	(16.27)%

The Company’s effective tax rates for the periods presented differ from the expected (statutory) rates due to changes in fair value in warrants, transaction costs associated with warrants and the recording of full valuation allowances on deferred tax assets.

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

Note 8 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2025 and 2024, the assets held in the Trust Account were held in cash. From inception through December 31, 2025, the Company withdrew $76,437,491 in connection with redemptions of common stock, which includes $2,737,938 of the interest earned on the Trust Account distributed to the stockholders, $1,045,248 of the interest earned on the Trust Account to pay franchise and income taxes of which no amount is reported as restricted cash on the accompanying consolidated balance sheets.

At December 31, 2025 and 2024, there were no assets and liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 9 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Operating Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the Year Ended December 31,
	2025	2024
General and administrative	$1,948,481	$1,428,060
Interest income from restricted cash held in trust account	$276,616	$808,868

The key measures of segment profit or loss reviewed by our CODM are interest income from restricted cash held in Trust Account and general and administrative expenses. The CODM reviews interest income from restricted cash held in Trust Account to measure and monitor stockholders value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement. General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Business Combination within the Business Combination Period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after December 31, 2025, the balance sheet date, up to the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the consolidated financial statements, except for the following items.

Consummation of Business Combination

On January 5, 2026, the Company consummated the transactions contemplated by that certain Amended and Restated Agreement and Plan of Merger, dated as of November 6, 2024, as further amended or supplemented from time to time (the “Merger Agreement”), by and among the Company, WTMA Merger Subsidiary LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, EM, and the other parties thereto (the “Closing”).

The Company was the legal acquirer in the transaction. In connection with the Closing, WTMA Merger Subsidiary LLC merged with and into EM, with EM surviving as a wholly owned subsidiary of the Company pursuant to the terms of the Merger Agreement. Immediately upon the Closing, the Company changed its corporate name to Evolution Metals & Technologies Corp. (“EM&T”), and its common stock commenced trading on The Nasdaq Stock Market under the ticker symbol “EMAT.”

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

Notes to Consolidated Financial Statements

Note 10 — Subsequent Events (cont.)

Immediately following the Closing, EM&T operates as a holding company and owns 100% of EM, which in turn owns 100% of Evolution Metals LLC (Korea) (“Korea DRE”). Korea DRE owns 100% of KCM Industry Co., Ltd., KMMI Inc., Handa Lab Co., Ltd., and NS World Co., Ltd. As a result of the business combination, EM&T became a publicly traded operating company focused on midstream processing of critical materials, including precious metals, battery metals, magnets & rare earth elements, and its related products.

Although the Company was the legal acquirer, for accounting purposes the Business Combination is treated as a reverse recapitalization in accordance with U.S. GAAP, with EM deemed to be the accounting acquirer and the Company treated as the acquired company. Accordingly, the consolidated financial statements of EM&T subsequent to the Closing will represent a continuation of the financial statements of EM, with the net assets of the Company recorded at historical cost. No goodwill or other intangible assets were recorded as a result of the transaction. All outstanding equity interests of EM were converted into shares of EM&T common stock in accordance with the exchange ratio established in the Merger Agreement.

Beginning with the quarter ending March 31, 2026, the Company’s periodic reports will reflect the consolidated operations, financial position, and cash flows of EM&T and its subsidiaries.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of and Stockholders of
Evolution Metals and Technologies Corp.

Opinion on the Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Evolution Metals LLC (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, member’s deficit, and cash flows for the year ended December 31, 2025 and the period from February 8, 2024 (Inception) to December 31, 2024, and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and the period from February 8, 2024 (Inception) to December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company consummated its business combination subsequent to December 31, 2025. However, the Company’s business plan is dependent on future financing, and the Company’s working capital is not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events, conditions and plans regarding these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty, and our opinion is not modified with respect to that matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

/s/ UHY LLP

New York, New York

March 31, 2026

EVOLUTION METALS LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$11,684,923	$2,614,710
Prepaid expenses and other current assets	58,679	23,191
Notes receivable, current, net	1,493,348	957,717
Notes receivable, related party, net	4,167,451	1,624,850
Convertible notes receivable, net	—	1,981,420
Total current assets	17,404,401	7,201,888
Deferred transaction costs	9,265,298	3,994,751
Notes receivable, net of current portion, net	—	4,500,000
TOTAL ASSETS	$26,669,699	$15,696,639

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities
Accounts payable	$4,651,165	$1,523,278
Accrued expenses	339,471	84,337
Notes payable, related party	483,582	—
July Investment Agreement Derivative (Note 8)	379,204,796	53,231,638
CPU Share Allocation Obligations (Note 8)	292,679,981	10,231,516
Total current liabilities	677,358,995	65,070,769
TOTAL LIABILITIES	677,358,995	65,070,769

COMMITMENTS AND CONTINGENCIES (NOTE 13)

MEMBERS’ DEFICIT
Member units, voting, $0.0001 par value; unlimited units authorized as of December 31, 2025 and 2024; 100,000 and 1,000,000 units issued and outstanding as of December 31, 2025 and 2024, respectively	10	100
Member units, non-voting, $0.0001 par value; unlimited units authorized as of December 31, 2025; 900,000 units issued and outstanding as of December 31, 2025; No units authorized, issued and outstanding as of December 31, 2024	90	—
Convertible preferred units, $0.0001 par value; unlimited units authorized as of December 31, 2025 and 2024, 59,671,021 and 35,230,021 units issued and outstanding as of December 31, 2025 and 2024, respectively	26,261,904	9,587,352
Accumulated deficit	(676,957,426)	(58,961,582)
Accumulated other comprehensive income	6,126	—
TOTAL MEMBERS’ DEFICIT	(650,689,296)	(49,374,130)
TOTAL LIABILITIES AND MEMBERS’ DEFICIT	$26,669,699	$15,696,639

The accompanying notes are an integral part of these consolidated financial statements.

EVOLUTION METALS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended December 31, 2025	For the Period from February 8, 2024 (inception) to December 31, 2024
Operating expenses:
General and administrative expenses	$7,948,985	$3,598,833
Sales and marketing	341,804	202,641
Loss from operations	(8,290,789)	(3,801,474)

Other income (expense):
Change in fair value of CPU Share Allocation Obligations	(274,278,481)	(1,860,869)
Change in fair value of July Investment Agreement Derivative	(325,973,158)	(15,571,302)
Day one loss on CPU Share Allocation Obligations	(403,536)	(227,994)
Day one loss on July Investment Agreement Derivatives	—	(20,160,319)
Interest income	117,772	779,206
Allowance for credit losses	(9,417,652)	(18,118,830)
Other income	250,000	—
Total other expense, net	(609,705,055)	(55,160,108)

Net loss	$(617,995,844)	$(58,961,582)
Other comprehensive income (loss):
Foreign currency translation adjustment	6,126	—
Total other comprehensive income	6,126	—
Comprehensive loss	$(617,989,718)	$(58,961,582)

Weighted average participating member units, basic and diluted	1,000,000	1,000,000
Net loss per participating member units, basic and diluted	$(618.00)	$(58.96)

The accompanying notes are an integral part of these consolidated financial statements.

EVOLUTION METALS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2025 AND FOR THE PERIOD FROM

FEBRUARY 8, 2024 (INCEPTION) TO DECEMBER 31, 2024

	Member Units, Voting		Member Units, Non-Voting		Convertible Preferred Units		Accumulated Deficit	Accumulated Other Comprehensive Income	Members’ Deficit
	Units	Amount	Units	Amount	Units	Amount
Balance, February 8, 2024 (inception)	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of member units	1,000,000	100	—	—	—	—	—	—	100
Issuance of convertible preferred units	—	—	—	—	35,230,021	9,587,352	—	—	9,587,352
Net loss	—	—	—	—	—	—	(58,961,582)	—	(58,961,582)
Balance, December 31, 2024	1,000,000	100	—	—	35,230,021	9,587,352	(58,961,582)	—	(49,374,130)
Issuance of convertible preferred units	—	—	—	—	24,441,000	16,674,552	—	—	16,674,552
Conversion of member units, voting to member units non-voting	(900,000)	(90)	900,000	90	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	6,126	6,126
Net loss	—	—	—	—	—	—	(617,995,844)	—	(617,995,844)
Balance, December 31, 2025	100,000	$10	900,000	$90	59,671,021	$26,261,904	$(676,957,426)	$6,126	$(650,689,296)

The accompanying notes are an integral part of these consolidated financial statements.

EVOLUTION METALS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2025	For the Period from February 8, 2024 (inception) to December 31, 2024
Cash flows from operating activities
Net loss	$(617,995,844)	$(58,961,582)
Adjustments to reconcile net loss to net cash used in operating activities
Allowances for credit losses	9,417,651	18,118,830
Day one loss on CPU Share Allocation Obligations	403,536	227,994
Day one loss on July Investment Agreement Derivatives	—	20,160,319
Change in fair value of CPU Share Allocation Obligations	274,278,481	1,860,869
Change in fair value of July Investment Agreement Derivative	325,973,158	15,571,302
Share-based compensation	—	40,000
Paid in kind – interest	—	(709,467)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(35,527)	(23,191)
Accounts payable	(909,067)	576,731
Accrued expenses	255,134	87
Net cash used in operating activities	(8,612,478)	(3,138,108)

Cash flows from investing activities
Collection of notes receivable	200,000	—
Issuance of notes receivable, related party	(5,085,201)	(3,249,700)
Issuance of notes receivable	(1,127,262)	(10,723,650)
Acquisition of notes receivable	(2,000)	—
Issuance of convertible notes receivable	—	(12,500,000)
Net cash used in investing activities	(6,014,463)	(26,473,350)

Cash flows from financing activities
Proceeds from issuance of convertible preferred units	24,441,000	17,730,005
Proceeds from notes payable, related party	489,737	—
Proceeds from July Investment Agreement	—	17,500,017
Proceeds from issuance of member units	—	100
Payments for deferred transaction costs	(1,233,737)	(3,003,954)
Net cash provided by financing activities	23,697,000	32,226,168
Effect of exchange rate changes on cash	154	—
Net change in cash	9,070,213	2,614,710
Cash, beginning of period	2,614,710	—
Cash, end of period	$11,684,923	$2,614,710

Supplemental cash flow information:
Taxes paid	$—	$—
Interest paid	$—	$—

Supplemental disclosure of noncash investing and financing activities:
Fair value of CPU Share Allocation Obligations issued in connection with issuance of certain convertible preferred units	$8,169,984	$8,370,647
Fair value of July Investment Agreement Derivative issued in connection with issuance of certain convertible preferred units	$—	$37,660,336
Deferred transaction costs included within accounts payable and accrued expenses	$4,036,954	$990,797

The accompanying notes are an integral part of these consolidated financial statements.

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Evolution Metals LLC (the “Company” or “EM LLC”) was formed in Delaware in February 2024 to develop a secure, reliable global supply chain for critical minerals and materials (“CMM”), leveraging advanced technologies and strategic consolidation of midstream and downstream manufacturers. The Company will support key industries, such as automotive while driving a sustainable future through efficient processing and the application of cutting edge robotics and artificial intelligence (“AI”). The Company has two wholly owned subsidiaries: EM LLC (Korea), incorporated in South Korea on January 10, 2025, and EMT Sub Co. Ltd (“EMT Sub”) incorporated in South Korea on January 21, 2025.

To achieve this vision, the Company entered into equity purchase agreements during 2024 to acquire a controlling equity interest in four separate Korean entities (collectively, the “Four Entities”) critical to the CMM supply chain in order to combine initial capabilities believed to serve as the foundation for the Company’s growth — transforming raw materials into essential components for further manufacturing; recycling lithium batteries; producing materials that are essential feedstocks used in the production of advanced magnets, which include (a) bonded magnets that are vital components in various high-tech applications (including automotive, aerospace, and consumer electronics industries) and (b) sintered magnets that are crucial for high-performance applications (particularly in the defense and aerospace sectors where precision and durability are paramount); developing AI software and machines to drive automation, innovation, and efficiency to reduce labor costs, lower manufacturing reject rates, and automating the quality of control processes.

Upon completion of the acquisition of the Four Entities, the Company is expected to produce materials annually, including magnets and battery metals to meet the growing global demand driven by the electrification of transportation, the expansion of green energies, advancements in healthcare technologies, military and defense manufacturing, and consumer appliances, among others.

On April 1, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Welsbach Technology Metals Acquisition Corp., a Delaware corporation (“WTMA”), WTMA Merger Subsidiary LLC, a Delaware limited liability company and direct wholly owned subsidiary of WTMA (“Merger Sub”), and NewCo Inc., a Delaware corporation (“NewCo”) and William David Wilcox Jr., as the sole stockholders of NewCo. On November 6, 2024, the Company, WTMA and Merger Sub entered into an Amended and Restated Agreement and Plan of Merger, as amended by the November 11, 2024 Amendment No 1 to Amended and Restated Agreement and Plan of Merger, the February 10, 2025 Amendment No 2 to Amended and Restated Agreement and Plan of Merger, the March 31, 2025 Amendment No 3 to Amended and Restated Agreement and Plan of Merger, the June 11, 2025 Amendment No. 4 to Amended and Restated Agreement and Plan of Merger, the July 21, 2025 Amendment No. 5 to Amended and Restated Agreement and Plan of Merger, and the January 5, 2026 Amendment No. 6 to Amended and Restated Agreement and Plan of Merger (collectively, the “Amended Merger Agreement”). The Amended Merger Agreement provides that Merger Sub will be merged with and into the Company, with the Company being the surviving corporation and resulting in EM LLC being a wholly owned subsidiary of WTMA (the “Merger” and, collectively with the other transactions contemplated by the Amended Merger Agreement, the “Business Combination”). The consummation of the transactions contemplated by the Amended Merger Agreement are conditioned on the consummation of the acquisition of the Four Entities.

On May 14, 2025, the initial Registration Statement on Form S-4 relating to the Business Combination was declared effective by the SEC. On July 29, 2025 and August 7, 2025, WTMA filed Post-Effective Amendments to its Registration Statement on Form S-4 relating to the Business Combination. The Registration Statement, as amended, was declared effective by the SEC on August 8, 2025.

On January 5, 2026, the Company completed the acquisitions of the Four Entities and then subsequently consummated the Business Combination contemplated by the Amended Merger Agreement (the “Closing”). After consummation of the Business Combination, WTMA changed its name to Evolution Metals & Technologies Corp. (such post-closing entity is referred to as “New EM”). On January 6, 2026, New EM’s common stock began to trade on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “EMAT” (see Note 4).

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Liquidity and Going Concern

Historically, the Company’s primary sources of liquidity have been cash flows from issuance of convertible preferred units. The Company reported a net loss of approximately $617,996,000 for the year ended December 31, 2025. As of December 31, 2025, the Company had an aggregate cash balance of approximately $11,685,000 and a net working capital deficit of approximately $659,955,000. These are indicators of substantial doubt as to the Company’s ability to continue as a going concern for at least one year from issuance of these consolidated financial statements.

On January 5, 2026, the Company consummated the Business Combination and is now focused on executing its post-combination operating plan and capital formation strategy. The Business Combination did not include significant external financing at closing, and the Company expects to require additional capital to support its operations and growth initiatives. Management is actively pursuing additional sources of capital, including equity and strategic financing arrangements.

Based on the Company’s current liquidity position and expected operating needs, management has concluded that substantial doubt about the Company’s ability to continue as a going concern has not been alleviated. The Company expects to address its liquidity requirements through the execution of its capital-raising plans and the continued development of its operating business.

The Company’s future capital requirements will depend on many factors, including the Company’s timing and extent of its research and the acquisition of processing facilities. In order to finance these opportunities and associated costs, the Company would need to raise additional financing. While there can be no assurances, the Company intends to raise such capital through additional equity raises. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to it or at all. If the Company is unable to raise additional capital on acceptable terms when needed, its product development business, results of operations and financial condition would be materially and adversely affected.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these financial statements are available to be issued. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation:    The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), expressed in U.S. dollars. References to GAAP issued by the FASB in these accompanying notes to the consolidated financial statements are to the FASB Accounting Standards Codification (“ASC”). The consolidated financial statements have been prepared assuming the Company will continue as a going concern.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company:    The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups (“JOBS”) Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as to those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Use of Estimates:    The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Making estimates requires management to exercise significant judgment. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. The Company’s most significant assumptions and estimates relate to the estimation of the allowance for credit losses, fair value of the July Investment Agreement Derivative, and the fair value of the CPU Share Allocation Obligations, which includes the post-money valuation of the Company, (see Note 8 and Note 12). These estimates are based on assumptions which management believes are reasonable. The Company evaluates its estimates on an ongoing basis and makes revisions to these estimates.

Foreign Currency Translation and Transactions:    The Company’s reporting currency is the U.S. dollar. The functional currency of each entity in the group is the currency of the primary economic environment in which it operates. Transactions in foreign currencies are initially recorded into functional currency at the rates of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured into functional currency at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are remeasured to the functional currency at exchange rates that prevailed on the date of inception of the transaction.

Assets and liabilities are translated using the exchange rate in effect as of the balance sheet date. Expenses are translated using the average exchange rates in effect for the periods presented. The effects of translating these consolidated financial statements from functional currency to reporting currency are recorded in accumulated other comprehensive income or loss as a component of member’s equity. For the year ended December 31, 2025 a translation gain of approximately $6,000 was recognized and for the period from February 8, 2024 (inception) to December 31, 2024, no translation gain was recognized.

Gains and losses resulting from transactions denominated in a currency other than the functional currency of the entity are included in other (expense) income, net in the consolidated statements of operations and comprehensive loss using the average exchange rates in effect during the period.

Segment Information:    ASC 280, “Segment Reporting” (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the manager, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics including operating expenses and cash and cash equivalents. The measure of segment assets is reported on the consolidated balance sheets as total assets.

Operating expenses, inclusive of general and administrative costs and sales and marketing costs, are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to fund operations until the Business Combination closes. The CODM also reviews operating expenses to manage, maintain and

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

enforce all contractual agreements to ensure costs are aligned with all agreements and budget. The categories of operating expenses, as reported on the consolidated statements of operations and comprehensive loss, are the significant segment expenses provided to the CODM on a regular basis.

Cash and Cash Equivalents:    The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk:    Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution and notes receivable. Cash accounts in a financial institution may at times exceed the Federal Depository Insurance Corporation limit. The amount over these insured limits as of December 31, 2025 was approximately $11,425,000. As of December 31, 2025, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account.

The Company is subject to potential credit risk related to business, economic and financial market conditions that affect entities it has advanced amounts to which has been heightened as a result of recent economic and financial market conditions, including in connection with the uncertainties and challenges in the overall economy, including, among other things, inflationary pressure and increased interest rates. Certain entities that have received advances from the Company have experienced significant financial difficulties (including bankruptcy), and others may experience financial difficulties in the future. These difficulties expose the Company to increased risk related to collectability.

Fair Value of Financial Instruments:    ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Inputs based on unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:

Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active or for which all significant inputs are observable or can be corroborated by observable market data.

Level 3:

Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following techniques noted in ASC 820:

•        Market approach:    Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•        Cost approach:    Amount that would be required to replace the service capacity of an asset (replacement cost).

•        Income approach:    Techniques to convert future amounts to a single present value amount based upon market expectations (including present value techniques, option pricing, and excess earnings models).

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

The Company believes its valuation methods are appropriate and consistent with other market participants, however the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company’s financial instruments with a carrying value that approximates fair value consist of cash and cash equivalents, prepaid and other current assets, notes receivable, convertible notes receivable, accounts payable and accrued expenses because of the short-term nature or expected settlement dates of these instruments. The Company’s financial instruments that are measured at fair value on a recurring basis consist of money market funds, the July Investment Agreement Derivative (see Note 8 and Note 12) and the CPU Share Allocation Obligations (see Note 8 and Note 12).

Notes Receivable:    Notes receivable consists of secured and unsecured promissory notes with no conversion features and was accounted for as receivables in the scope of ASC 310, “Receivables” (“ASC 310”), which was initially recorded at present value and subsequently re-measured at amortized cost (see Note 5). Notes receivable is reported net of an allowance for credit losses on the accompanying consolidated balance sheets.

Convertible Notes Receivable:    Convertible notes receivable consists of convertible promissory notes that can convert into a privately held company’s equity securities at the Company’s election and was accounted for as receivables in the scope of ASC 310, which was initially recorded at present value and subsequently re-measured at amortized cost (see Note 6). The notes did not meet the definition of a debt security in the scope of ASC 320, “Investments — Debt Securities” (“ASC 320”). Convertible notes receivable were reported net of an allowance for credit losses on the accompanying consolidated balance sheets.

Allowance for Credit Losses:    The Company recognizes an allowance for credit losses on notes receivable, convertible notes receivable and notes receivable — related party (collectively, the “Outstanding Receivables”) in an amount equal to the estimated probable losses net of recoveries. The Company currently monitors financial conditions of the companies it has Outstanding Receivables owed from on a continuing basis. After considering current economic conditions and financial stability of its Outstanding Receivables counterparties, an allowance for credit losses is maintained in the consolidated balance sheets at a level which management believes is sufficient to cover all probable future credit losses as of the balance sheet date based on specific reserves and an expectation of future economic conditions that might impact collectability.

The Company classifies loans as non-accrual and recognizes income only to the extent cash is received when there is reasonable doubt about collectability of principal and interest. Management used judgment in reaching this determination for all Outstanding Receivables. When a loan is placed on non-accrual status, all previously accrued but uncollected interest is reversed or charged off as a provision for credit losses and the accrual of interest income is discontinued. If a payment is received when a loan is non-accrual, the payment is applied to the principal balance. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of December 31, 2025, the convertible notes receivable were classified as non-accrual (see Note 6). As of December 31, 2024, there were no Outstanding Receivables classified as non-accrual.

Outstanding Receivables are carried at amortized cost, net of allowances for credit losses. Amortized cost approximated book value as of December 31, 2025 and 2024. After all reasonable attempts to collect a receivable have failed, the amount of the receivable is written off against the allowance.

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

The following table represents a roll forward of the allowance for credit losses for the year ended December 31, 2025 and for the period from February 8, 2024 (inception) to December 31, 2024:

	Notes receivable	Convertible notes receivable	Notes receivable – related party
Allowance Balance, February 8, 2024 (Inception)	$—	$—	$—
Provision	5,265,933	11,228,047	1,624,850
Write offs	—	—	—
Recoveries and other	—	—	—
Allowance Balance, December 31, 2024	$5,265,933	$11,228,047	$1,624,850
Provision	4,893,632	1,981,420	2,542,600
Write offs	—	—	—
Recoveries and other	—	—	—
Allowance Balance, December 31, 2025	$10,159,565	$13,209,467	$4,167,450

An aging analysis of the Company’s past due Outstanding Receivables was as follows:

	1-30 Days Past Due	31-60 Days Past Due	Greater than 61 Days Past Due	Total
December 31, 2025
Notes Receivable	$—	$9,000,000	$331,785	$9,331,785
Convertible Notes Receivable (not accruing interest)	—	—	13,209,467	13,209,467
Notes Receivable, Related Party	—	—	—	—
	$—	$9,000,000	$13,541,252	$22,541,252
	1-30 Days Past Due	31-60 Days Past Due	Greater than 61 Days Past Due	Total
December 31, 2024
Notes Receivable	$—	$—	$—	$—
Convertible Notes Receivable	13,209,467	—	—	13,209,467
Notes Receivable, Related Party	—	—	—	—
	$13,209,467	$—	$—	$13,209,467

For the year ended December 31, 2025, the interest income that would have been recorded under original terms was $2,008,969. For the year ended December 31, 2025, interest income actually received in cash was $0. For the year ended December 31, 2025, the interest income forgone was $2,008,969.

Convertible Preferred Units:    Convertible preferred units consist of preferred units issued with either (i) an option to convert into New EM common shares at the option of the holders or (ii) automatic conversion into New EM Common Stock ninety days after closing of the Business Combination. (see Note 4). The convertible preferred units are accounted for as permanent equity in the scope of ASC 815, “Derivatives and Hedging” (“ASC 815”) and recorded at fair value which is representative of the proceeds received (see Note 10).

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Derivative Liabilities:    Certain agreements the Company entered into either require the Company to issue or provide the Company the option to issue a variable number of shares of New EM common shares to certain investors and vendors. The Company applies ASC 480, “Distinguishing Liabilities and Equity” (“ASC 480”), ASC 815, and ASC 718, “Compensation — Stock Compensation” (“ASC 718”) in its evaluation of the terms of each agreement. Financial instruments that were identified in each agreement and

•        meet the criteria to be accounted for as a liability in accordance with ASC 480 were reported at fair value at issuance and were re-measured to fair value each reporting period with changes in the estimated fair value of the liability recognized as a non-cash gain or loss on the accompanying consolidated statements of operations and comprehensive loss;

•        do not meet the criteria to be accounted for as a liability in accordance with ASC 480 and do not meet the criteria to be accounted for as equity in accordance with ASC 815 are accounted for as a liability and were reported at fair value at issuance and were re-measured to fair value each reporting period with changes in the estimated fair value of the liability recognized as a non-cash gain or loss on the accompanying consolidated statements of operations and comprehensive loss;

•        meet the criteria of a liability-classified share-based payment transaction in accordance with ASC 718 were measured based on the fair value of the transaction on the date of grant and remeasured to fair value each reporting period until settlement or cancellation.

Agreements where multiple financial instruments are identified that would individually warrant separate accounting as a derivative instrument are bundled together as a single, compound embedded derivative that is bifurcated and accounted for separately from the host contract in accordance with ASC 815.

Impairment of Long-Lived Assets:    The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that an asset group’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analysis in accordance with ASC 360-10, “Impairment or Disposal of Long-Lived Assets” (“ASC 360-10”), which requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset group is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value. The Company did not record impairment losses during the year ended December 31, 2025 and the period from February 8, 2024 (inception) to December 31, 2024.

Business Combinations and Asset Acquisitions:    The Company evaluates each acquisition transaction to determine whether the acquired asset meets the definition of a business and therefore should be accounted for as a business combination, or if the transaction should be accounted for as an asset acquisition. Under ASC 805, ”Business Combinations” (“ASC 805”), an acquisition does not qualify as a business when substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets. If the Company determines that the screen test is met, the transaction is accounted for as an asset acquisition. If the screen test is not met, the Company further considers whether the acquisition includes, at a minimum, inputs and processes that have the ability to create outputs in the form of revenue. If the assets acquired meet this criteria, the transaction is accounted for as a business combination.

The Company accounts for acquisitions that qualify as asset acquisitions utilizing a cost accumulation model whereby the purchase price of the acquisition is allocated to the assets acquired on a relative fair value basis on the date of acquisition. Inputs used to determine such fair values are primarily based upon internally developed models, publicly-available information, a risk-adjusted discount rate and/or publicly-available data regarding transactions consummated by other market participants, as applicable.

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

The Company accounts for business combinations under the acquisition method of accounting under ASC 805, whereby identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed, and noncontrolling interest requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives among other items.

Transaction-related costs related to asset acquisitions are capitalized as part of the cost basis of the acquired assets. Transaction-related expenses and restructuring costs that are deemed to be part of an acquisition of a business are expensed as incurred.

Deferred Transaction Costs:    Commissions, legal fees and other costs that are direct and incremental costs directly related to the contemplated reverse capitalization transaction (see Note 4 and Note 15) are capitalized as deferred transaction costs until the consummation of the transaction. The costs will be reclassified to additional paid-in capital upon the closing of the transaction. If the transaction does not close, these transaction costs will be written off to general and administrative expenses at such time the transaction is determined to be unsuccessful. As of December 31, 2025 and 2024, deferred transaction costs totaling approximately $9,265,000 and $3,995,000, respectively, were recorded on the accompanying consolidated balance sheets related to the anticipated reverse capitalization (see Note 4 and Note 15).

Share-Based Compensation Cost:    Compensation cost attributable to liability-classified share-based payment transactions is recorded over the vesting term of a share-based payment transaction, net of estimated forfeitures. Changes in the estimated vesting term are determined each reporting period and prospectively applied to the unrecognized compensation cost associated with an unvested transaction. Changes in the fair-value-based measure are recognized as compensation cost (with a corresponding increase or decrease in the share-based liability) either immediately if the award is vested or based on the percentage of the vesting term that has completed if the award is unvested.

A modification of a liability-classified award is accounted for as an exchange of an original award for a new award and is accounted for by calculating the award’s fair-value-based measure and multiplying this amount by the percentage of the service rendered as of the modification date. Compensation cost is adjusted for the difference between the cumulative cost recognized for the modified award the cumulate cost recognized for the original award.

Net Loss Per Unit:    Net loss per unit is calculated and reported under the “two-class” method, which is an earnings allocation model that treats participating securities as having rights to earnings that otherwise would have been available to holders of member units. Under the two-class method, earnings for the period are required to be allocated between member units and participating securities based upon their respective rights to receive distributed and undistributed earnings. For net loss per share computation purposes, the Company’s member units, voting and member units, non-voting are considered one single class of common equity because both classes have the same dividend and liquidation rights. The Company’s convertible preferred units do not participate in the earnings or losses of the Company and are therefore not participating securities.

Basic net loss per unit is computed by dividing net loss for the period by the weighted average number of member units outstanding during the period. In periods when the Company is in a net loss position, potentially dilutive securities are excluded from the computation of diluted net loss per unit because their inclusion would have an anti-dilutive effect. Thus, basic net loss per unit is the same as diluted net loss per unit.

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Diluted net loss per unit is computed similar to basic net loss per unit except that the denominator is increased to include the potential dilutive effect of member unit equivalents on the average number of member units outstanding during the period. As of December 31, 2025 and 2024, there are no potentially dilutive securities currently issued and outstanding.

Income Taxes:    The Company is treated as a partnership for U.S. federal and most applicable state and local income tax purposes effective May 16, 2025. As a partnership, the Company is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by the Company is passed through to and included in the taxable income or loss of its members on a pro rata basis. As such, no recognition of federal or state income taxes for the Company has been provided for in the accompanying consolidated financial statements.

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”), which prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company does not have any entity-level uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdictions, various state jurisdictions, and Korea. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three years from filing a tax return.

Recent Accounting Pronouncements, adopted:

ASU 2023-09, “Improvements to Income Tax Disclosures” (“ASU 2023-09”) provide more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid. The update is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of this standard resulted in additional tax disclosures in the consolidated financial statements.

ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”) introduces updates to accounting standards related to the classification and measurement of financial instruments under ASC 320. The update primarily focuses on clarifying guidance for equity securities, debt instruments, and other financial assets, particularly in the areas of fair value measurement and impairment recognition. It aims to improve consistency and comparability in the reporting of financial instruments by refining the criteria for classifying securities and enhancing the methodology for recognizing and measuring impairments. ASU 2024-01 also mandates additional disclosures to provide greater transparency around the valuation techniques and assumptions used in determining the fair value of financial instruments. The update is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of this standard did not have a material impact on the consolidated financial statements.

ASU 2024-02, “Codification Improvements-Amendments to Remove References to the Concepts Statements” (“ASU 2024-02”) updates accounting standards for revenue recognition, lease accounting, and impairment of long-lived assets. ASU 2024-02 provides enhanced guidance for estimating variable consideration, accounting for contract modifications, determining lease terms, and simplifying impairment testing for long-lived assets. It also introduces increased disclosure requirements for financial instruments and derivatives. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and disclosures.

Recent Accounting Pronouncements, not yet adopted:

ASU 2024-03, “Disaggregation of Income Statement Expenses (“DISE”)” (“ASU 2024-03”) requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosure about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and disclosures.

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” (“ASU 2023-06”) incorporates several disclosure and presentation requirements currently residing in SEC Regulation S-X and S-K into the ASC. The amendments are applied prospectively and are effective when the SEC removes the related requirements from Regulation S-X and S-K. Any amendments the SEC does not remove by June 30, 2027 will not be effective. Early adoption is prohibited. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and disclosures.

ASU 2025-03, “Business Combination and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity” (“ASU 2025-03”) provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting, especially when companies merge with a special-purpose acquisition company (“SPAC”). ASU 2025-03 requires entities to apply the same factors used for determining the accounting acquirer in other acquisition transactions. Essentially, it aims to make financial reporting more comparable and decision-useful for investors by ensuring that the accounting acquirer is appropriately identified in acquisitions of VIEs, particularly in SPAC transactions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 including interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flow

Note 4 — Proposed Business Combination

Merger Agreement with Welsbach Technology Metals Acquisition Corp

Key terms of the Amended Merger Agreement include, but are not limited to, the following:

•        Each issued and outstanding share of the Company’s voting member units, nonvoting member units, and convertible preferred units on an as-converted basis will automatically be cancelled and converted into the right to receive the number of shares of New EM common stock in accordance with the Amended Merger Agreement.

•        Total consideration consisted of (i) 416,436,066 shares of New EM common stock in exchange for the Company’s voting member units issued and outstanding immediately prior to the Merger, (ii) 62,601,409 shares of New EM common stock in exchange for the Company’s nonvoting member units issued and outstanding immediately prior to the Merger, and (iii) 109,436,178 shares of New EM common stock in exchange for the Company’s convertible preferred units issued and outstanding immediately prior to the Merger.

•        The New EM board of directors after the Closing will consist of six directors, which shall initially include six director nominees designated by the Company and reasonably acceptable to WTMA.

•        The obligations of the Company to consummate the Merger are conditioned on, among other things, that as of the Closing, New EM would have available to it a positive amount of cash after giving effect to (x) the amount in the WTMA trust account as of the Closing, after deducting the amount required to satisfy WTMA’s obligations to its stockholders (if any) that exercise their rights to redeem all or a portion of their shares of WTMA common stock pursuant to the WTMA charter and certain WTMA and EM LLC transaction expenses, plus (y) the amount of funding actually received by WTMA from its private investment in public equity offering prior to or substantially concurrently with the Closing, plus (z) the aggregate gross proceeds received or to be received by WTMA or EM LLC pursuant to

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Proposed Business Combination (cont.)

any agreement or arrangement entered into prior to or substantially concurrently with the Closing in connection with the issuance or other grant of any interests of WTMA or EM LLC or any of WTMA’s subsidiaries, if any (the “Minimum Available Cash Condition”). The Minimum Available Cash Condition is for the sole benefit of EM LLC.

•        The Closing is subject to certain conditions, including, but not limited to, the approval of the Company’s voting member and the approval of the stockholders of WTMA. Holders of WTMA’s public shares will have the opportunity to redeem all or a portion of their public shares for cash in connection with the Business Combination.

In connection with the Amended Merger Agreement, the Company entered into a Sponsor Support and Lock-Up Agreement with WTMA, Welsbach Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”), and certain officers and directors of WTMA (“Sponsor Persons”) on November 6, 2024 and amended on February 10, 2025 WTMA (collectively, the “Amended Sponsor Support and Lock-Up Agreement”). Pursuant to the Amended Sponsor Support and Lock-Up Agreement, the Sponsor and Sponsor Persons agreed to, among other things, vote all of its shares of WTMA common stock (as defined within the Amended Sponsor Support and Lock-Up Agreement) in favor of the Amended Merger Agreement and the Business Combination. Also pursuant to the Amended Sponsor Support and Lock-Up Agreement, the Sponsor and Sponsor Persons agreed to certain customary lock-up restrictions on their ability to transfer their WTMA common stock and the shares of New EM common stock they will receive at closing of the Business Combination until the third anniversary of the close of the Business Combination.

In connection with the Amended Merger Agreement, the Company also entered into an EM Equityholder Support and Lock-Up Agreement with WTMA and the sole member of the Company on November 6, 2024 and amended on February 10, 2025 (collectively and as further supplemented, the “Amended EM Equityholder Lock-Up Agreement”). Pursuant to the Amended EM Equityholder Lock-Up Agreement, the sole voting member of the Company agreed to execute and deliver written consents with respect to the Company’s outstanding voting member units to adopt the Amended Merger Agreement and related transactions, approving the Business Combination. Also pursuant to the Amended EM Equityholder Lock-up Agreement, the holders of the member units of EM LLC agreed to certain customary lock-up restrictions on their ability to transfer their EM LLC common units and the shares of New EM common stock they will receive at closing of the Business Combination until the third anniversary of the close of the Business Combination.

On January 5, 2026, in connection with the Business Combination, the equityholders of the Four Entities and the Company’s holders of the Company’s member units entered into lock-up agreements under which they agreed to certain customary lock-up restrictions on their ability to transfer the shares of New EM common stock they received at closing of the Business Combination until up to the third anniversary of the close of the Business Combination. Similarly, on January 5, 2026, the Company’s convertible preferred units entered into lock-up agreements under which they agreed to certain customary lock-up restrictions on their ability to transfer the shares of New EM common stock they received at closing of the Business Combination until seven calendar days following the close of the Business Combination.

During the period from February 8, 2024 (inception) to December 31, 2024, the Company entered into seven agreements to acquire controlling interests in seven different entities in connection with the Business Combination. Two of these agreements were terminated as of December 31, 2024, one of these agreements was terminated as of July 3, 2025, and the remaining agreements with four entities were terminated and replaced with share exchange agreements between each of the four Korean companies and a subsidiary of the Company (“EMT Sub”). The share exchange agreements were approved by the shareholders of the four Korean domiciled companies on June 2, 2025, with no dissenting shareholders. The share exchange agreements were consummated on January 5, 2026,

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Proposed Business Combination (cont.)

immediately prior to the closing of the Business Combination. Under the share exchange agreements with the Four Entities, EMT Sub acquired the following shares of each target’s common stock in exchange for the following number of non-voting EM LLC member units to be contributed to EMT Sub by EM LLC:

Target	Shares of Target’s common stock	Exchange Ratio	EM Units	Value
NS World, Co., Ltd. (“NSW”)	289,055	0.009427	2,725	$12,970,000
Handa Lab Co., Ltd. (“Handa”)	380,800	0.004138	1,576	$7,500,000
KCM Industry Co., Ltd. (“KCM”)	21,666	0.1396	3,026	$14,400,000
KMMI, Inc.(“KMMI”)	22,080	0.4187	9,244	$44,000,000

During the year ended December 31, 2025 and the period from February 8, 2024 (inception) to December 31, 2024, the Company has incurred and paid approximately $2,047,000 and $1,553,000, respectively, in connection with the audit, accounting and legal fees of the seven entities for which agreements were entered into.

Terminated Acquisitions during 2024

On March 15, 2024, the Company entered into a heads of agreement with KMMI (the “First HOA”) to acquire 100% of the outstanding shares of KMMI in exchange for shares of New EM common stock totaling an estimated $44.0 million, that will be adjusted based on the results of due diligence on KMMI. The closing of this transaction is subject to the proxy statement/prospectus filed by WTMA being declared effective by the SEC. In February 2025, the First HOA was terminated and replaced by a share exchange agreement between a subsidiary of WTMA and KMMI, which the Company is not directly a party to until such time the Business Combination closes.

On March 15, 2024, the Company entered into a heads of agreement with Handa (the “Second HOA”). to acquire 100% of the outstanding shares of Handa in exchange for shares of New EM common stock totaling an estimated $7.5 million, that will be adjusted based on the results of due diligence on Handa. The closing of this transaction is subject to the proxy statement/prospectus filed by WTMA being declared effective by the SEC. In February 2025, the Second HOA was terminated and replaced by a share exchange agreement between a subsidiary of WTMA and Handa, which the Company is not directly a party to until such time the Business Combination closes.

On March 15, 2024, the Company entered into a heads of agreement with KCM (the “Third HOA”) to acquire 100% of the outstanding shares of KCM in exchange for shares of New EM common stock totaling an estimated $14.4 million, that will be adjusted based on the results of due diligence on KCM. The closing of this transaction is subject to the proxy statement/prospectus filed by WTMA being declared effective by the SEC. In February 2025, the Third HOA was terminated and replaced by a share exchange agreement between a subsidiary of WTMA and KCM, which the Company is not directly a party to until such time the Business Combination closes.

On March 15, 2024, the Company entered into a heads of agreement with NSW (the “Fourth HOA”) to acquire 100% of the outstanding shares of NSW in exchange for shares of New EM common stock totaling an estimated $13.0 million, that will be adjusted based on the results of due diligence on NSW. The closing of this transaction is subject to the proxy statement/prospectus filed by WTMA being declared effective by the SEC. In February 2025, the Fourth HOA was terminated and replaced by a share exchange agreement between a subsidiary of WTMA and NSW, which the Company is not directly a party to until such time the Business Combination closes.

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Proposed Business Combination (cont.)

In March 2024, the Company entered into an investment agreement with Clever Co. Ltd (“Clever”), a company incorporated in Korea to acquire at least 80%, but up to 100%, of the outstanding shares of Clever Co. Ltd in exchange for shares of New EM common stock totaling at least an estimated $14.1 million, but up to an estimated $17.6 million, with the amount adjusted in proportion the percentage of shares acquired. In October 2024, the Company decided not to pursue the acquisition of Clever.

In June 2024, the Company entered into an investment agreement with Camston Wrather LLC (“CW”), a company incorporated in Delaware to acquire 100% of the outstanding Class D units of CW in exchange for $1,250.0 million, payable through the issuance of shares of New EM common stock totaling an estimated $850.0 million and in exchange for cash totaling $400.0 million. In October 2024, the Company decided not to pursue the acquisition of CW and in November 2024 sent CW notice of termination.

On August 26, 2024, the Company entered into an investment agreement with Robert N Feldman Revocable Living Trust (the “Trust”), owner of 100% of the shares of Critical Mineral Recovery, Inc (“CMR”) (the “August CMR Investment Agreement”) to acquire 100% of the outstanding shares of CMR. The August CMR Investment Agreement was subsequently terminated on November 4, 2024 as a result of a fire sustained at CMR’s facility on October 30, 2024, which resulted in a total loss of the physical facility.

On November 4, 2024, the Company entered into a new investment agreement with the Trust (the “November CMR Investment Agreement”) to acquire 100% of the outstanding shares of CMR in exchange for $400.0 million, payable through the issuance of shares of New EM common stock totaling an estimated $225.0 million and in exchange for cash totaling $175.0 million. The $175.0 million cash payment is to be used by CMR to redeem all of its outstanding shares for $125.0 million and to repay CMR’s debt for $50.0 million. The actual purchase price will be adjusted based on the results of due diligence on CMR. In February 2025, the November CMR Investment Agreement was terminated and replaced by the February 2025 Merger Agreement, which the Company is not directly a party to until such time the Business Combination closes.

Terminated Acquisitions during 2025

In March 2025, the Company entered into an amended and restated agreement and plan of merger with WTMA, the Company Critical Mineral Recovery, Inc. (“CMR”), and the other parties thereto (the “March 2025 Merger Agreement”) providing for the acquisition of CMR. The March 2025 Merger Agreement amended and restated the Agreement and Plan of Merger, dated February 10, 2025, in its entirety. The March 2025 Merger Agreement was terminated on July 3, 2025.

In September 2024, the Company entered into a Transactional Advance Agreement (“CMR Advance Agreement”) with CMR. Under the CMR Advance Agreement, the Company agreed to advance CMR $12,000,000 in three installments in connection with the contemplated acquisition of CMR. During the period from February 8, 2024 (inception) to December 31, 2024, a total of $9,000,000 was advanced to CMR under the terms of the CMR Advance Agreement. No amounts were advanced to CMR during the year ended December 31, 2025. As of December 31, 2025, $9,000,000 was outstanding under the CMR Advance Agreement.

For the year ended December 31, 2025 and for the period from February 8, 2024 (inception) to December 31, 2024, allowances for credit loss of $4,500,000 were included in the accompanying consolidated statements of operations and comprehensive loss. In light of the termination of the March 2025 Merger Agreement effective July 3, 2025, the Company determined a full allowance for credit losses was necessary for the monies advanced under the CMR Advance Agreement.

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Notes Receivable

Notes receivable consisted of the following as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
CMR Advances (see Note 4)	$9,000,000	$9,000,000
WTMA Sponsor Notes	2,319,128	1,191,865
WTMA Co-Sponsor Note	331,785	331,785
Acquired Notes	2,000	—
Clever Note	—	200,000
Notes Receivable	11,652,913	10,723,650
Less: Allowance for credit losses	(10,159,565)	(5,265,933)
Less: Notes receivable, current portion, net of allowance for credit losses	(1,493,348)	(957,717)
Notes Receivable, net of current portion, net of allowance for credit losses	$—	$4,500,000

WTMA Sponsor Notes

During 2025 and 2024, the Company and the Sponsor entered into four unsecured promissory notes totaling approximately $1,127,000 and four unsecured promissory notes totaling approximately $1,192,000, respectively, (the “WTMA Sponsor Notes”). The WTMA Sponsor Notes are non-interest bearing and mature on the earlier of the (a) Closing or (b) liquidation of WTMA.

For the year ended December 31, 2025 and for the period from February 8, 2024 (inception) to December 31, 2024, allowances for credit loss of approximately $564,000 and $596,000, respectively, related to the WTMA Sponsor Notes were included in the accompanying consolidated statements of operations and comprehensive loss.

WTMA Co-Sponsor Note

During April 2024, the Company and the co-sponsor of WTMA entered into a senior secured promissory note in the amount of approximately $332,000 (the “WTMA Co-Sponsor Note”). The WTMA Co-Sponsor Note is non-interest bearing and matures on the earlier of the (a) Closing or (b) March 31, 2025. The WTMA Co-Sponsor Note is senior to other obligations of the borrower at any time and is secured by all shares of the borrower on a pari-passu basis with other notes in the series. As of December 31, 2025, the WTMA Co-Sponsor Note was in maturity default.

Acquired Notes

During September 2025, the Company acquired two notes receivables with aggregate principal balance of approximately $56,578,000 for an aggregate purchase price of $2,000. These acquisitions were determined to be asset acquisitions. Accordingly, the acquired notes receivable were recorded at cost on the acquisition date. There were no transactions costs incurred related to these acquisitions during the year ended December 31, 2025.

Clever Note

During April 2024, the Company entered into a loan agreement (the “Clever Note”) with Clever Co. Ltd (“Clever”), in the amount of $200,000. The Company collected the Clever Note in full during April 2025. Accordingly, during the year ended December 31, 2025, the Company removed the allowance for credit loss of $170,000 that was recorded as of December 31, 2024.

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Convertible Notes Receivable

During 2024 the Company entered into three convertible promissory notes with CW whereby the Company advanced an aggregate principal amount of $12,500,000 (collectively, the “CW Notes”) to fund its working capital. With the first advancement under the CW Notes in June 2024, the Company became a senior lender under CW’s credit agreement.

The Company has the option to convert 100% of the outstanding principal balance, excluding unpaid interest, on the CW Notes into CW’s Class AA Units of capital stock at the rate of one CW’s Class AA Unit per $1.00. Prepayment of principal and accrued interest without consent of the Company is permitted. The CW Notes bear interest at a rate per annum equal to the adjusted daily Secured Overnight Financing Rate (3.87% at December 31, 2025) (“SOFR”) plus an applicable margin of 10.00% (13.87% at December 31, 2025) and matured on December 28, 2024 and is recorded on a paid in-kind basis through an increase in the outstanding principal balance amount of the CW Notes (inclusive of interest capitalized the prior quarter).

In November 2024, the Company terminated its investment agreement with CW (see Note 4) in accordance with the terms of the investment agreement and notified CW that approximately $4,174,000 of the advances made by the Company under the convertible note receivable were due and payable. As of September 30, 2025, the CW Note was placed in non-accrual status. As of December 31, 2025, approximately $13,209,000 was outstanding under the CW Notes and in maturity default, which includes $709,000 of paid in-kind interest income recognized during the period from February 8, 2024 (inception) to December 31, 2024 and included as a component of interest income on the accompanying consolidated statements of operations and comprehensive loss. For the year ended December 31, 2025, approximately $2,009,000 of paid in-kind interest was not recorded as the CW Notes were on non-accrual status.

For the year ended December 31, 2025 and for the period from February 8, 2024 (inception) to December 31, 2024, an allowance for credit losses of approximately $1,981,000 and $11,228,000, respectively, related to the CW Notes, of which approximately $106,000 and $603,000, respectively, was related to paid in-kind interest, was included in the accompanying statements of operations and comprehensive loss.

Note 7 — Notes Receivable, Related Party

During 2025 and 2024, the Company and the voting member of the Company entered into nine unsecured promissory notes in the aggregate amount of approximately $3,145,000 and five unsecured promissory notes in the aggregate amount of approximately $3,250,000, respectively, (the “Related Party Notes”). The Related Party Notes are non-interest bearing and mature on the earlier of (a) the Closing or (b) December 31, 2025. As of December 31, 2025 and 2024, approximately $6,395,000 and $3,250,000 was outstanding under Related Party Notes. As of December 31, 2025, the Related Party Notes were in maturity default.

During November 2025, the Company advanced $1,940,000 to EMT Asia Co., Ltd. (“EMT Asia”), a company wholly owned by the voting member of the Company, pursuant to unsecured promissory notes bearing interest at 6% per annum and maturing on May 26, 2026 (“EMT Asia Note Receivable”). As of December 31, 2025, $1,940,000 was outstanding under the EMT Asia Note Receivable. For the year ended December 31, 2025, interest income totaled approximately $11,000 and was included as a component of interest income on the accompanying consolidated statements of operations and comprehensive loss.

For the year ended December 31, 2025 and the period from February 8, 2024 (inception) to December 31, 2024, allowance for credit losses of $2,543,000 and $1,625,000, respectively, related to the Related Party Notes and the EMT Asia Note Receivable were included in the accompanying consolidated statements of operations and comprehensive loss.

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Derivative Liabilities

July Investment Agreement Derivative

In July 2024 the Company entered into an investment agreement (the “July Investment Agreement”) with an existing holder of the Company’s convertible preferred units (the “Anchor Investor”), and amended in December 2024, whereby in exchange for $17,500,017 cash consideration (a) the Company committed to issue 17,500,017 units of convertible preferred units with the same rights, preferences and privileges and restrictions as the outstanding convertible preferred units, with a stated conversion rate of 5:1, whereby 3,500,000 shares of New EM common stock would be issued in exchange for the convertible preferred units issued at the closing of the Business Combination (see Note 10), (b) the Company will pass through the economics of the CW Notes to the Anchor Investor, whereby an estimated $25,000,000 cash payment and the shares of New EM stock totaling an estimated $212,500,000 the Company receives at closing of the Business Combination in connection with the conversion of the CW Notes will be transferred to the Anchor Investor, (c) an allocation of shares of New EM common stock valued at 10.0% of the Company’s fully diluted ownership in New EM to the Anchor Investor at closing of the Business Combination. The Company is required to make a $45,000,000 payment to the Anchor Investor at closing of the Business Combination, by either (i) transferring New EM common shares totaling $45,000,000 that were included in the S-4 registration statement that are not subject to a lock up period or (ii) making a $45,000,000 cash payment. Other than the New EM common shares valued at $45,000,000 that may be transferred at closing of the Business Combination, the shares to be transferred to the Anchor Investor will be subject to a lock-up period.

Pursuant to the terms of the July Investment Agreement, the gross investment of the Anchor Investor as of the July Investment agreement will be secured by the managing member’s life insurance policy totaling $2,500,000 and the Anchor Investor will assist the Company with raising an additional $30,000,000 of convertible preferred units from other investors.

Under the July Investment Agreement, the following financial instruments were identified:

•        the Company’s promise to issue the Anchor Investor an estimated $212,500,000 of New EM common shares (the “Anchor Investor Share Issuance Obligation”) at closing of the Business Combination. The Anchor Investor Share Issuance Obligation is recorded as a liability in accordance with ASC 480.

•        the Company’s promise to issue a variable number of New EM common shares to the Anchor Investor equal to 10.0% of the Company’s fully diluted ownership in New EM at closing of the Business Combination (the “Anchor Investor Share Allocation Obligation”). The Anchor Investor Share Allocation Obligation is recorded as a liability in accordance with ASC 480 and ASC 815.

•        the requirement to pay the Anchor Investor $25,000,000 at closing of the Business Combination (the “Anchor Investor Payment Obligation”). The Anchor Investor Payment Obligation is recorded in accordance with ASC 815.

The above financial instruments are accounted for as a single, compound embedded derivative and referred to as the “July Investment Agreement Derivative”. The fair value of the July Investment Agreement Derivative exceeded the proceeds received, and as such the July Investment Agreement Derivative was recorded at fair value with the excess of the fair value over the proceeds recorded as a day one loss on July Investment Agreement Derivative on the accompanying consolidated statements of operations and comprehensive loss.

As of the issuance date the July Investment Agreement Derivative was measured at fair value of approximately $37,660,000 and re-measured to fair value at each subsequent reporting period (see Note 12). For the period from February 8, 2024 (inception) to December 31, 2024, a day one loss on issuance of July Investment Agreement Derivative of approximately $20,160,000 was recorded as a component of other income (expense) on the accompanying consolidated statement of operations and comprehensive loss.

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Derivative Liabilities (cont.)

Convertible Preferred Unit Issuance

Certain convertible preferred unit issuances (see Note 10) provided investors with additional share allocation issuance whereby the investors will receive a variable number of New EM common shares equal to either: (i) 1.0% of the Company’s fully diluted ownership in New EM at closing of the Business Combination for every additional $2,000,000 investment into the Company’s convertible preferred units the investors purchase or (ii) a pro rata percentage of 1.0% of the Company’s fully diluted ownership in New EM at closing of the Business Combination equal to the percentage of the investor’s investment into the Company’s convertible preferred units the investors purchase divided by either (a) $2,000,000 or (ii) $4,000,000, as determined by the terms of each investor’s convertible preferred unit agreement.

The additional share allocation issuances are collectively referred to as the “CPU Share Allocation Obligations” and are calculated on one of the above methods based on the terms of the investor’s specific convertible preferred unit agreement. The additional share allocation was provided to certain investors as an incentive to make additional future investments into the Company’s convertible preferred units.

For convertible preferred unit issuances where proceeds received from the convertible preferred unit issuances exceeded the fair value of the CPU Share Allocation Obligation, the convertible preferred unit issuances were recorded net of the fair value attributed to the CPU Share Allocation Obligation at issuance.

For convertible preferred unit issuances where the fair value of the CPU Share Allocation Obligation exceeds the proceeds received from the convertible preferred unit issuances, the CPU Share Allocation Obligation was recorded at fair value with the excess of the fair value over the proceeds recorded as a day one loss on CPU Share Allocation Obligation on the accompanying consolidated statements of operations and comprehensive loss.

As of the various issuance dates, the CPU Share Allocation Obligations were measured at fair value aggregating to approximately $8,170,000 and $8,371,000 for the year ended December 31, 2025 and the period from February 8, 2024 (inception) to December 31, 2024, respectively, and re-measured to fair value at each subsequent reporting period (see Note 12). For the year ended December 31, 2025 and the period from February 8, 2024 (inception) to December 31, 2024, the day one loss on CPU Share Allocation Obligations of approximately $404,000 and $228,000, respectively, were recorded as a component of other income (expense) on the accompanying consolidated statements of operations and comprehensive loss.

Note 9 — Notes Payable, Related Party

During 2025, the Company entered into five non-interest loan agreements with EMT Asia, a company wholly owned by the voting member of the Company, for aggregate proceeds of approximately KRW 695,347,000 (approximately $484,000 as of December 31, 2025) (the “EMT Asia Loans Payable”). All loans mature six months from the date of the loan and maturity dates range between May 2026 and June 2026. There are no prepayment penalties on these loan agreements. As of December 31, 2025, approximately $484,000 remains outstanding on these loan agreements.

Note 10 — Members’ Deficit

The Company was authorized to issue an unlimited number of participating member units at no par value, an unlimited number of member non-voting units at no par value, and an unlimited number of convertible preferred units at no par value.

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Members’ Deficit (cont.)

Member Units:    On May 15, 2025, the Company amended its operating agreement to create a non-voting member unit class. Subject to approval, the Company may issue an unlimited number of non-voting member units and any voting member units can be converted into non-voting member units. On May 15, 2025, 900,000 of the Company’s member units held by the sole member were exchanged for 900,000 non-voting member units and par was proportionately reclassified between the classes of members units. There was no net effect to members’ deficit for this exchange. As of December 31, 2025, there were 100,000 voting member units and 900,000 non-voting member units issued and outstanding.

The voting and non-voting member units have identical rights and preferences with the exception of voting rights.

Convertible Preferred Units:    During the year ended December 31, 2025 and the period from February 8, 2024 (inception) to December 31, 2024, the Company issued 24,441,000 and 35,230,021 convertible preferred units, respectively, in exchange for $1.00 per unit for gross proceeds of $24,441,000 and approximately $35,230,000, respectively. Certain issuances of convertible preferred units provide the investor an additional share allocation issuance (see Note 8).

The Company intends to use the proceeds from the convertible preferred units as working capital to complete the Business Combination (see Note 4) and acquire the Four Entities (see Note 1), with the exception if the convertible preferred unit issuance during June 2024 raising gross proceeds of $2,500,000, which was used to acquire the CW Note (see Note 6). The convertible preferred units were accounted for as permanent equity.

The rights, preferences, privileges and restrictions for the convertible preferred units are as follows:

Dividends:    Non-cumulative, simple dividend of 5% per annum accrues on the principal amount, payable annually and deferred for the first 36-months.

Liquidation preference:    None

Conversion:    Convertible preferred units issued between February 8, 2024 (inception) and March 31, 2025 are convertible into shares of New EM common shares at the option of the holder, according to a conversion ratio set forth in the holder’s convertible preferred unit agreement assuming a New EM common share price of $10.00 at Closing. Convertible preferred units issued between April 1, 2025 and December 31, 2025 will be automatically converted into shares of New EM common shares ninety days after the Closing.

The Conversion ratio for convertible preferred units issued as of December 31, 2025 was as follows:

	Convertible Preferred Units	Conversion Ratio	New EM common shares
March 2024	1,100,003	1:1	1,100,003
April 2024	864,655	1:1	864,655
May 2024	1,265,347	1:1	1,265,347
June 2024	2,500,000	5:1	500,000
July 2024	19,500,016	5:1	3,900,003
August 2024	100,000	5:1	20,000
October 2024	5,700,000	5:1	1,140,000
November 2024	500,000	5:1	100,000
December 2024	3,700,000	5:1	740,000
January 2025	500,000	5:1	100,000

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Members’ Deficit (cont.)

	Convertible Preferred Units	Conversion Ratio	New EM common shares
February 2025	2,700,000	5:1	540,000
March 2025	1,850,000	5:1	370,000
March 2025	2,000,000	1:1	2,000,000
September 2025	16,550,000	6:1	2,758,333
October 2025	620,000	6:1	103,333
December 2025	221,000	6:1	36,833
Total	59,671,021		15,538,507

Redemption:    The convertible preferred units are not redeemable at the option of the holder, on either a contingent or non-contingent basis.

Voting:    The convertible preferred units are non-voting.

Note 11 — Share-Based Compensation

In September 2024, the Company entered into an agreement with a vendor (the “Vendor Agreement”) whereby the Company has the option to settle its obligations for services provided with either cash payments when the services are rendered or the issuance of a fixed monetary amount of New EM common shares at the closing of the Business Combination (the “Vendor Share-Based Settlement Obligation”). The Vendor Agreement was classified as a liability share-based payment transaction in accordance with ASC 718 and ASC 480, with the identification of two service conditions. The vesting period is measured on the effective date of the agreement as the period the services are expected to be rendered, and re-assessed each reporting period until the services are fully rendered and the share-based payment transaction is fully vested.

In December 2024, the Company amended the Vendor Agreement (the “Amended Vendor Agreement”), replacing the Company’s settlement options for services provided with an exclusive cash payment option. The Company determined the Amended Vendor Agreement was a modified liability-classified award. Accordingly, the Company re-measured the Vendor Share-Based Settlement Obligation as of the cancellation date noting a nominal change in the fair value for the period from February 8, 2024 (inception) to December 31, 2024 (see Note 12) and recognized the difference between the cumulative compensation cost under the original award and the cumulative cost on the modified award, as compensation cost.

Note 12 — Fair Value Measurements

The following table presents assets and liabilities measured at fair value by classification within the fair value hierarchy as of:

	Level I	Level II	Level III	Total
December 31, 2025
Assets
Money Market Funds	$11,671,467	$—	$—	$11,671,467
Total assets	$11,671,467	$—	$—	$11,671,467
Liabilities
July Investment Agreement Derivative	$—	$—	$379,204,796	$379,204,796
CPU Share Allocation Obligation	—	—	292,679,981	292,679,981
Total liabilities	$—	$—	$671,884,777	$671,884,777

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Fair Value Measurements (cont.)

	Level I	Level II	Level III	Total
December 31, 2024
Assets
Money Market Funds	$2,588,289	$—	$—	$2,588,289
Total assets	$2,588,289	$—	$—	$2,588,289
Liabilities
July Investment Agreement Derivative	$—	$—	$53,231,638	$53,231,638
CPU Share Allocation Obligation	—	—	10,231,516	10,231,516
Total liabilities	$—	$—	$63,463,154	$63,463,154

The following table provides a reconciliation of the beginning and ending balance associated with the liabilities measured at fair value using significant unobservable inputs for the year ended December 31, 2025 and for the period from February 8, 2024 (inception) to December 31, 2024:

	July Investment Agreement Derivative (Level III)	CPU Share Allocation Obligation (Level III)
Balance, February 8, 2024 (inception)	$—	$—
Additions	37,660,336	8,370,647
Change in fair value	15,571,302	1,860,869
Balance, December 31, 2024	53,231,638	10,231,516
Additions	—	8,169,984
Change in fair value	325,973,158	274,278,481
Balance, December 31, 2025	$379,204,796	$292,679,981

Money Market Funds

Money market funds are investments with maturities within three months of their purchase dates held at banks, that approximate fair value based on Level I measurements.

Derivative Liabilities

Prior to December 31, 2025, the Company utilized scenario-based valuation models to value the July Investment Agreement Derivative and the CPU Share Allocation Obligations (collectively, the “Derivative Liabilities”) at issuance and each subsequent reporting period. A key estimate used in the valuations of the Derivative Liabilities is an enterprise valuation of New EM, which included the acquisition of the Four Entities which uses a sum-of-the-parts valuation model that combined the arm’s length purchase prices of the Four Entities pursuant to acquisition agreements signed with the Company on February 10, 2025, and the invested capital of the Company for each measurement date. Prior to the termination of the March 2025 Merger Agreement, CMR was also included as a component of the sum-of-the-parts valuation model.

As of December 31, 2025, the Company updated its valuation methodology to reflect the advanced stage of the Business Combination and the availability of observable market-based inputs. At that date, substantially all substantive closing conditions had been satisfied, and the only remaining item was final Nasdaq listing approval, which was subsequently obtained on January 2, 2026, with the Business Combination closing on January 5, 2026. Given the proximity to closing and the presence of a publicly traded instrument directly linked to the post-closing equity structure, management determined that a market-based valuation approach more faithfully reflected fair value as of December 31, 2025.

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Fair Value Measurements (cont.)

Accordingly, for the December 31, 2025 measurement, the Company first determined the implied equity value of EM&T on a pro forma fully diluted basis at closing. The Company then applied a market-based adjustment derived from the trading price of WTMA Rights, which were publicly traded securities that converted into WTMA common shares at a fixed ratio upon consummation of the Business Combination. The implied ratio between the aggregate conversion value of the Rights and the trading price of WTMA common shares reflected the market’s assessment of both (i) the probability of closing and (ii) expected post-closing share price performance. The final market-based adjustment incorporated the observable Rights pricing, which inherently reflected both closing risk and market expectations regarding post-closing performance.

As a result, the December 31, 2025 valuation of the Derivative Liabilities was based on the implied EM&T equity value at closing, adjusted by the market-derived factor from WTMA Rights pricing, rather than solely on the prior sum-of-the-parts enterprise valuation framework.

July Investment Agreement Derivative:

The Company utilized the following assumptions to value the July Investment Agreement Derivative:

	December 31, 2025	December 31, 2024	July 18, 2024 (issuance)
Expected Business Combination date	January 5, 2026	June 30, 2025	June 30, 2025
Term (years)	0.01	0.50	0.95
Risk free rate	3.7%	4.2%	4.9%
CCC credit rating	15.7%	8.7%	19.4%
Present value factor	1.00	0.98	0.80 – 0.95
Probability of Business Combination close	90.0%	60.0%	60.0%
Market adjustment(1)	45.5%	NA	NA
Expected Company fully diluted ownership of New EM	96.5%	71.3%	71.3%
Additional share allocation percentage	10.0%	10.0%	10.0%

____________

(1)      Market adjustment inherently considers probability of Business Combination close and post Business Combination close price movements to the New EM common share price per share.

A loss on change in fair value of July Investment Agreement Derivative was approximately $325,973,000 and $15,571,000 for the year ended December 31, 2025 and for the period from February 8, 2024 (inception) to December 31, 2024, respectively, and was reported as a component of other income (expense) on the accompanying consolidated statements of operations and comprehensive loss.

CPU Share Allocation Obligations:

The CPU Share Allocation Obligations are contingent on the closing of the Business Combination and certain convertible preferred unit holders entering into additional convertible preferred unit agreements in increments of $2,000,000 or $4,000,000, as defined in an investor’s specific convertible preferred unit agreement. As of December 31, 2025 and 2024, the CPU Share Allocation Obligation totaled 11.28% and 4.75%, respectively, which represented an estimated 10.84 % and 2.85%, respectively, of outstanding shares of New EM Common Stock at the Closing.

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Fair Value Measurements (cont.)

The Company utilized the following assumptions to value the CPU Share Allocation Obligations as of the balance sheet dates:

	December 31, 2025	December 31, 2024
Expected Business Combination date	January 5, 2026	June 30, 2025
Term (years)	0.01	0.50
Risk free rate	3.7%	4.2%
Present value factor	1.00	0.98
Probability of Business Combination close	NA	60.0%
Market adjustment(1)	45.5%	NA
Expected Company fully diluted ownership of New EM	96.5%	71.3%
Additional share allocation percentages	11.28%	4.75%

____________

(1)      Market adjustment inherently considers probability of Business Combination close and post Business Combination close price movements to the New EM common share price per share.

The Company utilized the following assumptions to value the CPU Share Allocation Obligations as of the respective issuance dates:

	November 2025 (issuances)	October 2025 (issuances)	September 2025 (issuances)	March 2025 (issuances)	February 2025 (issuances)	December 2024 (issuances)	October 2024 (issuances)	July 2024 (issuance)
Expected Business Combination date	December 30, 2025	December 30, 2025	December 30, 2025	June 30, 2025	June 30, 2025	June 30, 2025	June 30, 2025	June 30, 2025
Term (years)	0.12 – 0.15	0.20 – 0.23	0.27 – 0.29	0.25	0.35 – 0.37	0.54 – 0.56	0.68	0.92
Risk free rate	3.9%	4.0%	3.9%	4.3%	4.3%	4.2 – 4.3%	4.3%	4.8%
Present value factor	0.99 – 1.00	0.99	0.99	0.99	0.99	0.98	0.97	0.96
Probability of Business Combination close	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%
Expected Company fully diluted ownership of New EM	98.7%	98.7%	97.8%	71.3%	71.3%	71.3%	71.3%	71.3%
Additional share allocation percentages	0.07%	0.17%	4.14%	1.80%	1.35%	1.75%	2.0%	1.0%

A loss on change in fair value of the CPU Share Allocation Obligations was approximately $274,278,000 and $1,861,000 for the year ended December 31, 2025 and for the period from February 8, 2024 (inception) to December 31, 2024, respectively, and was reported as a component of other income (expense) on the accompanying consolidated statements of operations and comprehensive loss.

Vendor Share-Based Settlement Obligation

The Company utilized a scenario-based valuation model to value the Vendor Share-Based Settlement Obligation at issuance, utilizing the following assumptions:

	December 31, 2024 (cancellation)	September 20, 2024 (issuance)
Expected Business Combination date	June 30, 2025	June 30, 2025
Term (years)	0.53	0.78
Risk free rate	4.2%	4.2%
Present value factor	0.97	0.97
Implied probability Business Combination closes	8.3%	15.4%

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Fair Value Measurements (cont.)

During the period from February 8, 2024 (inception) to December 31, 2024, the Company recognized $40,000 of compensation cost associated with the Amended Vendor Agreement, with approximately $6,000 of compensation cost recognized at the time the Vendor Agreement was modified and an additional compensation cost of approximately $34,000 was recognized as incremental compensation cost resulting from the modification of the award. As of December 31, 2025 and 2024, $40,000 was recorded as a component of accrued expenses associated with the Company’s obligations for the services received under this agreement.

Note 13 — Commitments and Contingencies

Indemnification Agreements:    The Company enters into contractual relationships that contain indemnification provisions in its normal course of business with other parties. The Company may agree to hold other parties harmless against specific losses, such as those that could arise from a breach of representation, covenant, or third party infringement claims. It may not be possible to determine the maximum potential amount of liability under such indemnification agreements due to the unique facts and circumstances that are like to be involved in each particular claim and indemnification provision. Historically, there have been no such indemnification claims. Management believes any liability arising from these agreements will not be material to the Company’s consolidated financial statements.

Legal Matters:    The Company may periodically become involved in legal proceedings, legal actions, and claims arising in the normal course of business, including proceedings relating to intellectual property, safety and health, employment and other matters. Management believes that the outcome of such legal proceedings, legal actions, and claims will not have a significant adverse effect, individually, or in aggregate, on the Company’s financial position, results of operations or cash flows.

Note 14 — Related Party Transactions

The Company has entered into transactions with its voting member or a company owned solely by its managing member for consulting services, reimbursement of travel expenses incurred on behalf of the Company, and issuance of twelve unsecured promissory notes receivable.

During the year ended December 31, 2025 and for the period from February 8, 2024 (inception) to December 31, 2024, the Company reimbursed its voting member for travel expenses and corporate expenses incurred on behalf of the Company totaling approximately $219,000 and $369,000, respectively. These amounts are included in general and administrative expenses on the accompanying consolidated statements of operations and comprehensive loss. As of December 31, 2025 and 2024, approximately $3,200 was owed to the Company’s voting member and is included as a component of accounts payable on the accompanying consolidated balance sheets.

During the period from February 8, 2024 (inception) to December 31, 2024, the Company paid a company owned 100% by its voting member for consulting services totaling approximately $63,000. These amounts are included in general and administrative expenses on the accompanying consolidated statements of operations and comprehensive loss. As of December 31, 2025 and 2024, no amounts were owed to this company. There were no amounts incurred or paid to this company during the year ended December 31, 2025.

During 2025 and 2024, the Company advanced approximately $3,145,000 and $3,250,000, respectively, to the Company’s voting member under the Related Party Notes (see Note 7).

On November 26, 2025, the Company entered into two types of transactions with EMT Asia, a company wholly owned by the Company’s voting member, whereby the Company advanced $1,940,000 pursuant to the EMT Asia Note Receivable (see Note 7) and the Company’s subsidiaries borrowed approximately KRW 695,347,000 (approximately $484,000 as of December 31, 2025) pursuant to the EMT Asia Loans Payable (see Note 9).

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Subsequent Events

On January 5, 2026, subsequent to the balance sheet date, the Company completed two concurrent transactions: a reverse recapitalization and the acquisition of four operating companies. These transactions represent non-recognized subsequent events in accordance with ASC 855, Subsequent Events. Accordingly, the accompanying financial statements as of and for the year ended December 31, 2025, do not reflect any effects of these transactions, and no post-acquisition operating results are included for the period then ended.

Reverse Recapitalization

On January 5, 2026, the Company was legally acquired by Welsbach Technology Metals Acquisition Corp. (“WTMA”), a special purpose acquisition company. For financial accounting and reporting purposes, this transaction was accounted for as a reverse recapitalization, with the Company being treated as the accounting acquirer. As a result, the historical financial statements of the Company will become the historical financial statements of the combined entity, which was renamed Evolution Metals & Technologies Corp. (“EM&T”).

Acquisition of Korean Operating Companies

Concurrent with the reverse recapitalization on, January 5, 2026, in exchange for 6,461 shares of the Company and approximately $48.3 million of liabilities incurred to dissenting shareholders, the Company acquired 100% of the voting equity interests in four Korean operating companies: Handa Lab Co., Ltd. (“Handa Lab”), KMMI, INC. (“KMMI”), NS World Co., Ltd. (“NS World”), and KCM Industry Co., Ltd. (“KCM”) (collectively, the “Operating Companies”). The primary purpose for the acquisitions is to build a complete and integrated global supply chain focused on midstream processing of critical materials, including precious metals, battery metals, magnets & rare earth elements, and its related products. Descriptions of the Operating Companies are as follows:

-        Handa Lab specializes in the manufacturing and sale of intelligent monitoring systems, machine vision and laser testing systems, data gathering systems;

-        KMMI focuses on the production of sintered magnets, using the NdPr alloy;

-        NS World specializes in the production of bonded magnets, using NdPr alloy; and

-        KCM specializes in the manufacturing and sale of neodymium-iron-boron (“NdFeb”) powder for NdFeb permanent magnets.

The following table summarizes the total estimated consideration transferred for each acquisition:

in thousands	Handa Lab	KMMI	NS World	KCM	Total
Equity	$2,702	$16,141	$6,485	$5,423	$30,751
Liabilities incurred to dissenting shareholders	4,814	27,951	6,507	9,006	48,278
Total estimated consideration	$7,516	$44,092	$12,992	$14,429	$79,029

EVOLUTION METALS, LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Subsequent Events (cont.)

The following table summarizes the preliminary allocation of the purchase price to the assets acquired and liabilities assumed. The initial accounting for this business combination is incomplete as the Company is still in the process of finalizing the valuation of certain intangible assets, property, plant, and equipment, liabilities assumed, and obligations incurred to former owners included in consideration. Accordingly, the provisional amounts are subject to change, and any adjustments are expected to be completed within the one-year measurement period from the acquisition date.

in thousands	Handa Lab	KMMI	NS World	KCM	Total
Total estimated consideration	$7,516	$44,092	$12,992	$14,429	$79,029
Less: Net assets acquired
Historical net assets (liabilities)	353	(58)	(1,710)	(976)	(2,391)
Liabilities not assumed	81	471	110	152	813
Intangible assets (FV Step-up)	3,981	340	1,620	940	6,881
Property, plant and equipment (FV Step-up)	38	(308)	21	(147)	(396)
Deferred tax liabilities (assets)	(804)	(7)	(328)	(159)	(1,297)
Total identifiable net assets	3,649	439	(287)	(190)	3,610
Preliminary goodwill	$3,867	$43,653	$13,279	$14,619	$75,419

The goodwill is attributable to expected strategic synergies and the value of the assembled workforces. The amount of goodwill expected to be deductible for tax purposes has not yet been determined.

Acquisition-related transaction costs of approximately $2.1 million, comprised of legal, advisory, and accounting fees, were expensed as incurred and are not included as a component of consideration transferred. Separately, the Company capitalized approximately $9.3 million in equity issuance costs, which will be reclassified to additional paid-in capital as a reduction of proceeds from the reverse recapitalization.

The following unaudited pro forma financial information presents the combined results of the Company and the Operating Companies as if the reverse acquisition and the acquisition of the Operating Companies had all occurred on January 1, 2025. This pro forma information is for informational purposes only and is not necessarily indicative of the results of operations that would have occurred had the acquisitions been completed on that date, nor is it indicative of future results.

in thousands	Year Ended December 31, (Unaudited)
	2025	2024
Pro Forma Revenue	$6,833	$6,581
Pro Forma Net Loss	$(22,941)	$(63,642)

On February 24, 2026, the Company and the voting member of the Company entered into another unsecured promissory notes in the amount of $475,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
KCM INDUSTRY Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of KCM INDUSTRY Co., Ltd. (the “Company”) as of December 31, 2025, and the related statement of operations and comprehensive loss for the year ended December 31, 2025, and statement of cash flows and changes in stockholders’ deficit for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s decline in sales associated with the business and net loss and negative cash flows from operations in the current period raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions, and management’s plans regarding those matters, are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRASSI & CO., CPAs, P.C.

We have served as the Company’s auditor since 2025.

Glastonbury, Connecticut

March 31, 2026

Report of Independent Auditors

The Shareholders and Board of Directors
KCM Industry Co., Ltd.

Opinion

We have audited the financial statements of KCM Industry Co., Ltd. (the “Company”), which comprise the balance sheet as of December 31, 2024, and the related statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(3) to the financial statements, the Company has incurred a net loss, has a negative working capital, and has stated that these events or conditions indicate that a material uncertainty exists that casts significant doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(3). The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•        Exercise professional judgment and maintain professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young Han Young

Seoul, the Republic of Korea
April 21, 2025

KCM INDUSTRY Co., Ltd.
Balance Sheets
As of December 31, 2025, and 2024
(in US dollars)

	Notes	December 31, 2025	December 31, 2024
Assets:
Cash and cash equivalents	1	$47,964	4,541
Trade accounts receivable (Related party)	2,3,19	694,885	295,000
Non-trade account receivable	4	17,423	—
Non-trade account receivable (Related party)	4,19	—	153,000
Inventories	5	427,433	1,494,851
Prepaids and other current assets	1	3,362	10,022
Total current assets		1,191,067	1,957,414

Property, plant and equipment, net	7,8,9	2,698,298	2,599,386
Other non-current assets	1	5,874	17,007
Total non-current assets		2,704,172	2,616,393
Total assets		$3,895,239	4,573,807

Liabilities and Stockholders’ (deficit) equity

Liabilities:
Trade accounts payable		$47,535	53,700
Non-trade accounts payable		109,468	95,920
Short-term debt	9	300,718	278,911
Short-term debt (Related party)	9,19	575,650	436,055
Current portion of long-term debt	9	368,074	253,306
Derivative liabilities	6	151,661	—
Current portion of finance lease liabilities	8	22,663	13,948
Current portion of defined severance benefits	16	109,184	55,218
Other current liabilities		44,823	15,955
Total current liabilities		1,729,776	1,203,013

Long-term debt	9	1,857,899	2,053,776
Convertible debt	6,10	—	882,236
Defined severance benefits	16	93,466	64,972
Long-term taxes payable	13	33,135	30,378
Finance lease liabilities	8	47,011	45,200
Total non-current liabilities		2,031,511	3,076,562
Total liabilities		3,761,287	4,279,575

KCM INDUSTRY Co., Ltd.
Balance Sheets — (Continued)
As of December 31, 2025, and 2024
(in US dollars)

	Notes	December 31, 2025	December 31, 2024
Mezzanine equity:
Redeemable convertible preferred stock		1,106,583	—
Total mezzanine equity		1,106,583	—

Stockholders’ (deficit) equity:
Common stock, KRW 5,000 par value. Authorized 1,000,000 shares; issued and outstanding 20,000 shares as of December 31, 2025, and 2024	15	73,174	73,174
Retained earnings (Accumulated deficit)		(921,048)	303,915
Accumulated other comprehensive loss		(124,757)	(82,857)
Total (deficit) equity		(972,631)	294,232
Total Liabilities and Stockholders’ (deficit) equity		$3,895,239	4,573,807

See accompanying notes to financial statements.

KCM INDUSTRY Co., Ltd.
Statements of Operations
For the years ended December 31, 2025, and 2024
(in US dollars)

	Notes	2025	2024
Net revenues	2	$995	672
Net revenues (Related party)	2,19	1,298,956	115,324
Total net revenues		1,299,951	115,996
Cost of sales		(1,747,812)	(961,893)

Gross loss		(447,861)	(845,897)

Other operating income	14	—	61,718
Other operating expense	14	—	(8,092)
Selling, general, and administrative expenses		(360,540)	(493,427)
Operating loss		(808,401)	(1,285,698)

Other income	19	43,359	4,539
Other expense	19	(733)	(2,359)
Interest income		2,586	2,016
Interest expense		(110,205)	(116,486)
Interest expense(Related party)	19	(24,050)	(10,159)
Gain on foreign currency		4,024	20,258
Loss on foreign currency		(12,221)	—
Loss on derivatives		(153,013)	—
Gain on financial instruments		72,536	—
Loss on financial instruments	6,10	(252,390)	(141,146)
Loss before tax		(1,238,508)	(1,529,035)
Income tax expense	11	2,032	1,741
Loss for the year		$(1,240,540)	(1,530,776)

See accompanying notes to financial statements.

KCM INDUSTRY Co., Ltd.
Statements of Comprehensive Loss
For the years ended December 31, 2025, and 2024
(in US dollars)

	Notes	2025	2024
Loss for the year		$(1,240,540)	(1,530,776)

Other comprehensive loss:
Foreign currency translation adjustments, net of tax		(22,020)	(126,360)
Actuarial (loss) gain on defined severance benefits, net of tax	16	(19,880)	58,646
Total other comprehensive loss		(41,900)	(67,714)
Total comprehensive loss		$(1,282,440)	(1,598,490)

See accompanying notes to financial statements.

KCM INDUSTRY Co., Ltd.
Statements of Changes in Stockholders’ (Deficit) Equity
For the years ended December 31, 2025, and 2024
(in US dollars)

	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders’ equity
Balances at January 1, 2024	$73,174	—	(15,143)	1,834,691	1,892,722
Loss for the year	—	—	—	(1,530,776)	(1,530,776)
Foreign currency translation adjustments, net of tax	—	—	(126,360)	—	(126,360)
Actuarial gain on defined severance benefits, net of tax	—	—	58,646	—	58,646
Balances at December 31, 2024	$73,174	—	(82,857)	303,915	294,232

Balances at January 1, 2025	$73,174	—	(82,857)	303,915	294,232
Loss for the year	—	—	—	(1,240,540)	(1,240,540)
Accretion of redeemable preferred stock to redemption value	—	—	—	15,577	15,577
Foreign currency translation adjustments, net of tax	—	—	(22,020)	—	(22,020)
Actuarial loss on defined severance benefits, net of tax	—	—	(19,880)	—	(19,880)
Balances at December 31, 2025	$73,174	—	(124,757)	(921,048)	(972,631)

See accompanying notes to financial statements.

KCM INDUSTRY Co., Ltd.
Statements of Cash Flow
For the years ended December 31, 2025, and 2024
(In US dollars)

		2025	2024
Cash flows from operating activities
Loss for the year		$(1,240,540)	(1,530,776)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Inventory write-down adjustment		219,010	827,538
Depreciation and amortization		140,965	141,471
Interest expenses		4,272	10,145
Income taxes		2,032	1,741
Pension benefits provision		72,040	96,791
Loss on derivatives		153,013	—
Loss on valuation of financial instrument		252,390	141,146
Miscellaneous Loss		—	813
Loss on Foreign Exchange Translation		12,221	—
Gain on Disposal of Financial Instrument		(72,536)	—
Gain on Foreign Exchange Translation		—	(20,258)
Interest Income		(2,542)	(1,967)
Non-cash others		(6,389)	8,771
Change in operating assets and liabilities:
Trade accounts receivable		(396,169)	351,911
Non-trade account receivable		(3,754)	(5,613)
Inventories		895,794	(730,418)
Prepaids and other current assets		1,081	(827)
Trade accounts payable		(7,545)	20,977
Non-trade accounts payable		11,301	(13,269)
Defined severance benefits and other		(7,031)	(35,924)
Income taxes payable		45	18,420
Other current liabilities		28,731	(15,678)
Net cash provided by (used in) operating activities:		56,389	(735,006)

Cash flows from investing activities
Proceeds from Short-term financial instruments		—	168,624
Proceeds from disposal of property, plant, and equipment	7	—	59,238
Acquisitions of property, plant, and equipment		(1,020)	(47,655)
Acquisition of Short-term financial instruments		—	(29,326)
Net cash (used in) provided by investing activities:		(1,020)	150,881

Cash flows from financing activities
Proceeds from short-term borrowings		15,117	43,989
Proceeds from short-term borrowings (Related party)		256,641	539,597
Repayment of short-term borrowings (Related party)		(126,563)	(69,649)
Repayment of long-term borrowings		(138,769)	(6,298)
Payment of lease liabilities		(17,817)	(25,017)
Repayment of convertible bonds		(281)	—
Net cash (used in) provided by financing activities:		$(11,672)	482,622

Effect of exchange rate changes on cash and cash equivalents		(274)	(6,506)
Net increase (decrease) in cash and cash equivalents		43,697	(101,503)
Cash and cash equivalents at beginning of year		4,541	112,550
Cash and cash equivalents at end of year		$47,964	4,541

See accompanying notes to financial statements.

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

1. Summary of Significant Accounting Policies

(1)    Description of Business

KCM INDUSTRY Co., Ltd. (the Company), established in 2021, specializes in the manufacture and sale of neodymium-iron-boron (“NdFeb”) powder for NdFeb permanent magnets. The Company is one of the companies operating NdFeb Powder manufacture in South Korea. The Company offers diverse types of NdFeb Powder with different magnetic characteristics. The Company is headquartered in Gunsan, South Korea and production takes place at headquarter.

(2)    Basis of Presentation

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) assuming the Company will continue as a going concern.

(3)    Going Concern

The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

Primarily due to an incline in sales associated with the business, the Company incurred losses of $1,240,540 for the year ended December 31, 2025. Absent any other action, the Company will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering other financing arrangements, and restructuring of operations to grow revenues and decrease expenses. However, upon the economic environment and the Company’s current capability, the Company may be unable to access future equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

(4)    Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, deferred tax assets, property, plant, and equipment, inventory, lease liabilities and right-of-use assets, the fair value of convertible debt and derivative liabilities, actuarial valuation of defined severance benefits obligation, income tax uncertainties, and other contingencies.

(5)    Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(6)    Allowance for Credit Losses

The estimate of expected credit losses includes expected recoveries of amounts previously written off as well as amounts expected to be written off. The estimate of expected credit losses is based on the Company’s historical loss experience, adjusted for current and reasonable and supportable forecasts of economic conditions and other pertinent factors affecting the Company’s customers such as known credit risk or industry trends.

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

1. Summary of Significant Accounting Policies (cont.)

The allowance is estimated over the contractual term of the financial asset adjusted for expected prepayments. The contractual term excludes any extensions, renewals, and modifications, unless the borrower has a contractual option that provides it with the unilateral ability to extend the maturity date. The Company does not have any off-balance-sheet credit exposures. Subsequent changes (favorable and unfavorable) in expected credit losses each period are recognized immediately in net income as a credit loss expense or a reversal of credit loss expense.

Accounts receivable

The Company uses an aging schedule to estimate the allowance for credit losses for accounts receivable. This method categorizes receivables into different groups based on industry and the number of days past due. Past due status is measured based on the number of days since the payment due date. Receivables are evaluated individually for expected credit losses if they no longer share similar risk characteristics. The Company determines that the receivables no longer share similar risk characteristic if they are past due balances over 90 days and over a specified amount. The Company evaluates the collectability of accounts receivable with payments that are more than 90 days past due on a basis to determine if any are deemed uncollectible. Accounts receivable balances are deemed uncollectible and written off as a deduction from the allowance after all means of collection have been exhausted (see Note 3, 4).

(7)    Trade Accounts Receivable

Trade accounts receivable is recorded at the invoiced amount, net of an allowance for credit losses and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows.

(8)    Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of inventories is determined by the first-in, first-out (FIFO) method for raw materials and the weighted average method for work in progress and finished goods. The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions.

(9)    Revenue Recognition

The Company only has revenue from customers. The Company recognizes revenue when it satisfies performance obligations under the terms of its contracts, and control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products. This process involves identifying the customer contract, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Company considers a performance obligation satisfied once it has transferred control of a good or product to a customer, meaning the customer has the ability to direct the use and obtain the benefit of the product.

Shipping and handling costs associated with outbound freight, after control over a product has transferred to a customer, are accounted for as a fulfillment cost and are included in a cost of goods sold as incurred.

Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from sales.

The Company’s primary source of revenue is product revenues of Neodymium Powder (NdFeb Powder) for Neodymium Magnet which is used in manufacturing of household appliances and cars. Contracts with customers generally state the terms of the sale, including the quantity and price of each product purchased. Payment terms and conditions may vary by contract. Such contracts do not include a significant financing component. In addition, contracts typically do not contain variable consideration as the contracts include stated prices, as such,

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

1. Summary of Significant Accounting Policies (cont.)

no-provision- e.g. rebates or discounts is not provided. The Company provides an assurance type warranties on all of its products, which are not separate performance obligations and are outside the scope of Topic 606. There were no loss contingencies related to warranties recorded as of December 31, 2025 and 2024.

(10)  Government grants

The Company receives grants from local government agencies and public institutions in relation to employee compensation and salaries that are necessary for the Company’s business activities. Government grants are either deducted from the carrying amount of the related assets or recognized as income when there is reasonable assurance that the Company will comply with the relevant conditions and that the grant will be received. Government grants related to assets are presented in the statement of balance sheets by deducting the grant from the carrying amount of the asset. If it is not related to the acquisition of an asset, it can be treated as a grant related to income. Government grants related to income are presented to other income (presented in operating income) in the statement of profit or loss. The Company recognized no income-related grants for the year ended December 31, 2025, compared to $61,718 recognized for the year ended December 31, 2024. There were no asset-related grants that the Company recognized in 2025 and 2024.

There is no comprehensive accounting standard under GAAP specifically addressing government grants received by for-profit entities. In the absence of such guidance, the Company has elected to apply an accounting policy by analogy to IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, which is commonly accepted in practice under GAAP. The Company believes that this policy appropriately reflects the economic substance of the transactions and enhances comparability with other industry participants.

(11)  Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Plant and equipment under finance leases are stated at the present value of the lease payments.

Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of buildings is 40 years, while the estimated useful lives of machinery and equipment is 8 years. Furthermore, the estimated useful life of vehicles is 5 years, and that of furniture and fixtures is 8 years.

Once an asset is identified for retirement or disposition, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded in other income or expense in the statement of operations.

(12)  Leases

The Company has entered into various finance lease agreements for transportation equipment, apartment and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception, and records the leases in our financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The Company has lease agreements with lease and non-lease components and has elected to utilize the practical expedient to account for lease and non-lease components together as a single combined lease component.

The Company has elected not to present short-term leases on the balance sheets if the lease term is 12 months or less at lease inception and the leases do not contain purchase options or renewal terms that the Company are reasonably certain to exercise. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. When determining lease terms, the Company factors in options to extend or terminate leases when it is reasonably certain that the Company will exercise that option. For certain leases we account for the lease and non-lease components as a single lease component.

Finance lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. As most of the leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

1. Summary of Significant Accounting Policies (cont.)

Depreciation expenses for finance lease assets are recognized over the lease term and classified as cost of sales or selling, general, and administrative expenses depending on the nature of the leased asset. Interest expenses on finance lease liabilities are recognized as interest expenses in the statement of income over the lease term.

(13)  Equipment Maintenance Activities

The Company incurs maintenance costs on its major equipment. Repair and maintenance costs are expensed as incurred.

(14)  Other Assets

Prepaids, other current assets and other non-current assets consist of advanced payments, prepaid expenses, prepaid VAT, income tax assets, and leasehold deposits.

(15)  Research and Development and Advertising

Research and development and advertising costs are expensed as incurred. There were no research and development expenses, nor advertising and promotion expenses incurred in both 2024 and 2025.

(16)  Income Taxes

Income taxes are accounted for under the asset and liability method.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized to the extent that it is more likely than not that sufficient taxable income will be available to realize the related tax benefits.

The Company recognizes and measures uncertain tax positions taken or expected to be taken in a tax return utilizing a two-step process. In the first step, recognition, we determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50% of being realized upon ultimate settlement.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting company’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU became effective on a prospective basis for the Company for the year-end December 31, 2025. The effect of ASU 2023-09 is reflected in Note 12. Management has concluded that the adoption of this standard will not have a material impact on the Company’s financial statements.

(17)  Defined Severance Benefits

The Company has a defined severance benefits plan covering all employees upon their retirement according to the Retirement Benefit Security Act of Korea. Eligible employees with one or more years of service are entitled to severance payments upon the termination of their employment based on their length of service and pay rate. The Company recognizes defined severance benefits obligation in the balance sheets with a corresponding adjustment to Statements of Operations and Comprehensive Income (Loss). The obligations are measured annually, or more frequently if there is a remeasurement event, based on the measurement date utilizing various actuarial assumptions and methodologies. The Company uses certain assumptions including, but not limited to, the discount rates, salary growth rates, and certain employee-related factors, such as turnover, retirement age and mortality. The Company

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

1. Summary of Significant Accounting Policies (cont.)

uses the discount rate based on observations of relevant high-quality corporate bonds in the market. The Company reviews actuarial assumptions and makes modifications to the assumptions based on current rates and trends when appropriate. The Company has adopted an amortization approach and the net cumulative gain or loss at the beginning of the period in excess of the corridor is amortized into net periodic benefit cost on a straight-line basis over the expected average remaining service period of the employees participating in the plan.

(18)  Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(19)  Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal fees incurred in connection with loss contingencies are expensed as incurred.

(20)  Fair Value Measurements

The Company measured the convertible debt and derivative liabilities using fair value options. The Company’s convertible debt has complex provisions, so we believe measuring them at fair value could better explain the characteristics of the financial instrument.

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels (see Note 6):

•        Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•        Level 2:    Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•        Level 3:    Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(21)  Foreign Currency

The functional currency of the Company is the Korean Won. Transactions in foreign currencies are translated into the functional currency of the Company at the exchange rates at the dates of the transactions. Transaction gains and losses are included in “Gain/Loss on foreign currency” in the statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date, which are included in the “Effect of exchange rate changes on cash and cash equivalents” in the Statements of Cash Flows.

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

1. Summary of Significant Accounting Policies (cont.)

Assets and liabilities of the Company are translated into U.S. dollars, the reporting currency, at the exchange rate in effect at the end of each period. Revenue and expenses for the Company are translated into U.S. dollars using average rates that approximate those in effect during the period. Currency translation adjustments are included in “Accumulated other comprehensive loss,” a separate component of Stockholders’ (deficit) equity.

(22)  New Accounting Standards and Interpretations Not Yet Adopted

Income Statement (Topic 220) Reporting Comprehensive Income — Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU 2024-03, which becomes effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The standard requires to disclose disaggregated information about certain income statement expense line items. The Company does not expect the standard to have a material effect on its financial statements and has begun evaluating disclosure presentation alternatives.

Debt — Debt with Conversion and Other Options (Subtopic 470-20)

In November 2024, the FASB issued ASU 2024-04, which becomes effective for annual reporting periods beginning after December 15, 2025, and interim periods within annual reporting periods. Early adoption is permitted for entities that have adopted the amendments in Update 2020-06. The amendments clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The Company is currently assessing the impact of the amendments on its financial statements.

Income Taxes (Topic 740) — Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025 for non-public business entities. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Company does not expect the standard to have a material effect on its financial statements.

The Company has not early adopted any of the forthcoming new or amended accounting standards in preparing these condensed interim financial statements.

2. Significant Risks and Uncertainties Including Business and Credit Concentrations

The Company manufactures Neodymium Powder (NdFeb Powder) for Neodymium Magnet which is used in manufacturing of household appliances and cars. The Company’s main products are NdFeb bonded powders with different types of magnetic characteristics.

The Company’s operating segment is a single segment and composes of NdFeb Powder manufacturing segment, and as of the end of the reporting period, assets, and liabilities of the segment are the same as the attached financial statements.

The following table disaggregates revenue by category.

(in US dollars)	2025	2024
Revenue by category
Finished goods(*1)	$1,298,956	72,582
Merchandise & Others(*2)	995	43,414

____________

(*1)    Revenue from sales of NdFeb Powder

(*2)    Revenue other than sales of NdFeb Powder such as sales of rare earth raw materials, other raw materials, etc.

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

2. Significant Risks and Uncertainties Including Business and Credit Concentrations (cont.)

Domestic sales are approximately $1,299,951 (or 100% of total net revenue) and export sales are approximately $0 (or 0% of total net revenue) in 2025. Domestic sales are approximately $73,254 (or 63.2% of total net revenue) in 2024.

Sales to a small number of major customers account for the majority of the Company’s total net revenue. The Company is making efforts to gain new customers by continuously expanding its sales activities not only to domestic magnet manufactures but also to overseas NdFeb Magnet manufactures.

The following table disaggregates trade accounts receivable by major customers.

(in US dollars)	2025	2024
Trade accounts receivable by customers
NS World Co., Ltd.	$694,885	295,000

Sales to one direct customer, NS World Co., Ltd., one of the Company’s related parties (See note 19) represented 99.9% ($1,298,956) and 62.6% ($72,582) of total revenue in 2025, and 2024, respectively. In addition, equipment installation service provided to GCM VINA, represented 36.8% ($42,742) of total revenue in 2024.

3. Trade Accounts Receivable

As of December 31, 2025, and 2024, the Company’s trade accounts receivable is attributable entirely to related parties (refer to Note 19). There was no effect in allowance for credit losses for trade accounts receivable.

4. Non-trade account receivable

The Company disaggregates the non-trade account receivable by type of financing receivable when assessing and monitoring risk and performance of the entire portfolio. Non-trade account receivable consists of accrued revenue and non-trade receivable, which are unsecured.

There was no allowance for credit losses related to non-trade account receivable recorded as of December 31, 2025, and 2024.

5. Inventories

Details of Inventories as of December 31, 2025, and 2024 are as follows:

(in US dollars)	2025	2024
Merchandise	$23,619	22,109
Raw materials	74,907	87,879
Work in process	518,128	349,210
Write-down of work in process	(365,715)	(156,832)
Work in process, net	152,413	192,378
Finished goods	363,007	1,810,909
Write-down of finished goods	(186,513)	(618,424)
Finished goods, net	176,494	1,192,485
Total	$427,433	1,494,851

The amount of cost from write-down of inventories for the year ended December 31, 2025 is $552,228 and the write-down of inventories recorded for the year ended December 31, 2024 is $775,256. The write-down recognized at the cost of sales is $219,010, and the write-down recognized at the deduction of inventory assets is $223,028. The difference is due to a decrease in valuation allowance resulting from increased sales of goods and the difference in the exchange rate applied.

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

6. Fair Value Measurements

(1)    Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are reported in one of three levels reflecting the significant inputs used to determine fair value.

Level 1 —	Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date.
Level 2 —

Observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 —	Unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value.

(2)    The following summarizes our financial liabilities that are measured at fair value:

(in US dollars)	Classification	Measurement Level	2025	2024
Convertible debt	Financial liabilities	Level 3	$—	882,236
Dissenting shareholder appraisal rights	Derivative liabilities	Level 3	151,661	—

(3)    The following table summarizes changes in the convertible debt and dissenting shareholder appraisal rights during 2025 and 2024:

(in US dollars)	Convertible debts		Dissenting shareholder appraisal rights
	2025	2024	2025	2024
Balance as of January 1	$882,236	856,497	—	—
Loss in fair value	252,390	141,146	153,013	—
Gain on extinguishment of Debt	(72,536)	—	—	—
Repayment	(281)	—	—	—
Conversion to redeemable convertible preferred stocks	(1,091,448)	—	—	—
Changes in foreign currency translation	29,639	(115,407)	(1,352)	—
Balance as of December 31	—	882,236	151,661	—

1)      The change in fair value of the convertible debt resulted in a loss of $252,390 and $141,146 for the year ended December 31, 2025, and December 31, 2024, which was recognized in the statements of operations within loss on financial instruments. Convertible debts were converted to redeemable convertible preferred stocks during the year ended December 31, 2025.

2)      As of December 31, 2025, the Company’s derivative liability related to dissenting shareholder appraisal rights (“DSAR put option”) is classified as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs. The change in fair value of the DSAR put option resulted in a loss of $153,013 for the year ended December 31, 2025, which was recognized in the statements of operations within loss on derivatives.

(4)    Convertible debts

1)    The Company estimated the fair value of convertible debts using the Tsiveriotis-Fernandes model with strip and bootstrapping method. The fair value is estimated using Level 3 inputs based on Stock price volatility of similar listed companies.

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

6. Fair Value Measurements (cont.)

(2)    Quantitative information as of December 31, 2024 for the significant unobservable inputs of convertible debts used to value the company’s liabilities measured at fair value:

	Unobservable Inputs	Assumptions	Factors
December 31, 2024	Volatility	Mean of the annual volatility of proxy companies	45.80%
	Risk neutrality probability, max	Dynamic hedge for each node	47.80%

As of December 31, 2025, there were no liabilities required to be measured at fair value.

(3)    For the fair value of the convertible debts, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects in the statement of profit or loss.

	2025		2024
(in US dollars)	Increase	Decrease	Increase	Decrease
Volatility of underlying stock price (+/-10%p)	$—	—	(45,574)	31,791
Underlying stock price (+/- 5%p)	—	—	(33,422)	42,079

(5)    DSAR put option

The DSAR put option represents a freestanding financial instrument that provides dissenting shareholders with the right to require the Company to repurchase their shares at a predetermined price, contingent on closing of the Share Exchange Agreement described in Note 15.

The fair value of the DSAR put option is determined using a valuation model based on the difference between:

1)      the present value of the expected cash settlement amount (including statutory interest), and

2)      the present value of the underlying share value to be received in a share exchange transaction

The valuation incorporates significant assumptions, including:

1)      expected cash settlement value based on contractual terms and statutory interest rates

2)      estimated fair value of the Company’s shares

3)      probability of occurrence of the underlying transaction

4)      discount rates reflecting the time value of money

Due to the use of significant unobservable inputs, the DSAR put option is classified as a Level 3 financial liability.

(6)    The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, commercial paper notes, accounts payable and accrued expenses, approximate fair value due to their short maturities.

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

7. Property, plant and equipment

Details of property, plant and equipment as of December 31, 2025, and 2024 are as follows:

(in US dollars)	Useful Lives	Initial Cost		Carrying Amount
		2025	2024	2025	2024
Land(*1)	—	$1,143,914	1,116,600	1,143,914	1,116,600
Buildings, structures and related equipment(*1)	40	991,073	967,409	908,482	910,975
Machinery and equipment(*1)	8	550,979	537,823	310,221	370,041
Vehicles	5	30,901	30,163	11,411	17,172
Furniture and fixtures	8	117,813	114,014	77,354	88,896
Construction in progress		168,204	20,408	168,205	20,408
Finance lease right-of-use assets	2 – 5	131,410	104,319	78,711	75,294
Total		$3,134,294	2,890,736	2,698,298	2,599,386

____________

(*1)    As of December 31, 2025, land, buildings, machinery, and equipment have been provided as security (with a secured amount of $3,052,478) for long-term debt. The contractual secured amount is set at 120% of the credit line agreed with Industrial Bank of Korea and Shinhan Bank (refer to Note 9, 18).

Total depreciation for the years ended December 31, 2025, and 2024 were $140,965 and $141,471, respectively.

8. Leases

The Company has finance leases for certain transportation equipment, apartment and office equipment. Finance lease assets and liabilities are included in property, plant and equipment and finance lease liabilities, respectively, on the balance sheets.

The Company also has several non-cancellable short-term leases, primarily for an apartment used as dormitories for employees that expire in 12 months.

The Company’s leases generally do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments only. The Company also elected to discount all lease liabilities using an incremental borrowing rate.

The components of lease expense for the years ended December 31, 2025, and 2024 were as follows:

(in US dollars)	2025	2024
Finance lease expense:
Depreciation of right-of-use assets	$25,388	19,645
Interest on lease liabilities	6,981	6,188
Sub-total	32,369	25,833
Short-term lease expense	6,218	12,898
Total	$38,587	38,731

Amounts presented in the balance sheets as of December 31, 2025, and 2024 were as follows:

(in US dollars)	2025	2024
Finance Leases:
Finance lease right-of-use assets	$131,410	104,319
Less: Accumulated amortization assets	(52,699)	(29,025)
Property, plant and equipment, net	$78,711	75,294
Long-term finance lease liabilities	$47,011	45,200
Current portion of finance lease liabilities	22,663	13,948
Total	$69,674	59,148

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

8. Leases (cont.)

Other information related to leases as of December 31, 2025, and 2024 were as follows:

(in US dollars)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Cash used in operations for finance leases	$24,798	25,017
Right-of-use assets obtained in exchange for lease obligations:
Finance leases	$24,539	35,360
Weighted average remaining lease term:
Finance leases	3.14 years	2.78 years

Maturities of lease liabilities under noncancellable leases as of December 31, 2025 are as follows:

(in US dollars)	2025 Finance leases
2026	$28,676
2027	25,274
2028	16,262
2029	8,101
2030	2,215
Total undiscounted lease payments	80,528
Less imputed interest	(10,854)
Total lease liabilities	$69,674

9. Debt

(1)    Short-Term debt

Details of carrying amounts of short-term debts as of December 31, 2025, and 2024 are as follows:

(in US dollars) Maturity Date	Interest rate (%)	Borrowing Limit		2025	2024
Sep. 2026	4.6	436,267	(*1)	$436,267	436,055
Jun. 2026	4.6	41,815		41,815	40,816
Mar. 2026	0.0	14,984		14,984	—
May. 2026	6.0	139,383		139,383	—
Oct. 2026	9.5	243,919		243,919	238,095
Total short-term debt				$876,368	714,966

____________

(*1)    This represents working capital loan borrowed from the Company’s CEO and employees.

(2)    Current portion of long-term debt

Details of carrying amounts of current portion of long-term debts as of December 31, 2025, and 2024 are as follows:

(in US dollars) Description(*1)	Maturity Date	Interest Rate (%)	Borrowing Limit	2025	2024
Operating Funds Loan	Oct. 2026	12.0	$139,383	$121,960	136,054
Operating Funds Loan	Jan. 2026 – Dec. 2026	2.87	69,691	23,165	22,612
Operating Funds Loan	Jan. 2026 – Dec. 2026	2.92	348,456	116,077	94,640
Facility Funds Loan	Aug. 2026 – Dec. 2026	2.54 – 3.61	1,533,208	106,872	—
Total current portion of long-term debt				368,074	253,306

____________

(*1)    The debt has been classified as current portion of long-term debt because it matures less than 12 months.

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

9. Debt (cont.)

(3)    Long-Term Debt

Details of carrying amounts of long-term debt as of December 31, 2025, and 2024 are as follows:

(in US dollars) Description	Maturity Date	Interest Rate (%)	Borrowing Limit	2025	2024
Facility Funds Loan(*1, 2, 3)	Sep. 2027 – Jul. 2030	3.61	$1,533,208	$1,184,752	1,156,463
Facility Funds Loan(*1, 2, 3)	Mar. 2027 – Sep. 2032	2.54	627,221	627,221	612,245
Operating Funds Loan(*1)	Oct. 2026	12.0	139,383	121,960	136,054
Operating Funds Loan	Sep. 2027	2.87	69,691	40,539	62,184
Operating Funds Loan	Feb. 2028	2.92	348,456	251,501	340,136
Total principal long-term debt				$2,225,973	2,307,082
Less: current portion of long-term debt				(368,074)	(253,306)
Total long-term debt				$1,857,899	2,053,776

____________

(*1)    In December 2025, the Company provided property, plant and equipment, (net book value: $2,242,777, secured amount: $3,052,478) as security in relation to this loan. The contractual secured amount is set at 120% of the credit line agreed with Industrial Bank of Korea and Shinhan Bank (refer to Note 7, 18).

(*2)    In December 2025, the Company was provided guarantees from the representative director (with a guarantee amount of $373,765) in relation to this loan (refer to Note 18).

(*3)    In December 2025, the Company established pledge fire insurance claims (with a pledge amount of $1,789,343).

(4)    Future principal payments for long-term debt as of December 31, 2025 are as follows:

(in US dollars)	2025
2026	$368,073
2027	525,423
2028	411,318
2029	391,972
2030	320,113
Thereafter	209,074
Total	$2,225,973

10. Convertible Debt

(1)    Details of carrying amounts of the convertible debt as of December 31, 2025 and 2024 are as follows:

(in US dollars) Maturity Date	Interest rate (%)	2025	2024
Sep. 2027 – Jun. 2030	0.25	—	882,236

(2)    Descriptive information of the Convertible debt

In June 2023, the Company issued $696,931 in par value of unsecured convertible debt due 2030.

Upon the issuance of convertible debt, the Company measured the convertible debt using fair value options. The Company’s convertible debt has complex provisions, so the Company believes measuring them at fair value could better explain the characteristics of the financial instrument. The change in fair value of the convertible debt resulted in a loss of $252,390 for the year ended December 31, 2025, which was recognized as loss on valuation of financial instruments in the statements of operations.

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

10. Convertible Debt (cont.)

The lender has the tag-along right, if the CEO intends to dispose of his holdings.

(3)    Terms of the Convertible debt

The details of the Company’s convertible debt are as follows:

Category	Details
Issuance date	June 21, 2023
Issuance amount	1,000,000,000 KRW (equivalent to $696,913)
Coupon rate	Annual 0.25%
Guaranteed maturity interest rate	Annual 3.00%
Repayment terms	Repayment in 3-year installments after 4-year grace period
Types of securities to be issued upon conversion	Redeemable convertible preferred stocks (RCPS)
Conversion price	600,000 KRW (equivalent to $418)
Conversion ratio	1,666 shares per total face amount, cash repayment for odd lots
Conversion period	From the day following the bond issuance date to the bond maturity date
Adjustment of conversion ratio

Standard anti-dilution provisions. In the case of a listing or a backdoor listing, if the recent conversion price is less than 70% of the offering price or market price, the conversion price will be adjusted to 70% of the offering price or market price.

(4)    Conversion

On April 14, 2025, Convertible bonds were converted into 1,666 shares of RCPS upon the exercise of conversion rights by Korea SMEs and Startups Agency.

11. Redeemable convertible preferred stock

(1)    Descriptive information of the redeemable convertible preference stock

On April 14, 2025, Convertible bonds were converted into 1,666 shares of RCPS upon the exercise of conversion rights by Korea SMEs and Startups Agency. The redeemable convertible preferred stock is contingently redeemable in cash at the holder’s option. Because the shares are redeemable for cash at the holder’s option and such redemption is outside the Company’s control, the Company has classified the redeemable convertible preferred stock as mezzanine equity.

(2)    Terms of the redeemable convertible preferred stock

The details of the Company’s redeemable convertible preferred stock to be issued due to exercise of conversion rights are as follows:

Category	Details
Voting rights	1 voting right, same as common stock
Duration	From the day following the issuance date until 10 years later
Types of securities to be issued upon conversion	Common stocks
Conversion Ratio	1 preferred share to 1 common share (certain adjustments may apply based on the IPO offering price)
Conversion Period	From the day following the issuance date until 10 years later (Subsequently automatically converted to common stock)

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

11. Redeemable convertible preferred stock (cont.)

Category	Details
Adjustment of conversion ratio

standard anti-dilution provisions In the case of a listing, if the conversion price of RCPS is less than 70% of the offering price, the conversion ratio will be adjusted to 1/0.7 (about 1.43) shares per RCPS

1,666 shares per total face amount, cash repayment for odd lots
Redemption Guaranteed Yield	3.00%, annual
Redemption Claimable Period	From the day following the issuance date to 10 years after the lapse of 3 years
Dividends	participating cumulative, annual 1%

12. Income Taxes

We are subject to income taxation through primarily in Republic of Korea.

(1)    The components of income tax expense were as follows:

(in US dollars)	2025	2024
Current taxes
Korea	$2,032	1,741

Deferred taxes
Korea	—	—
Income tax expense	$2,032	1,741

(2)    The components of loss before income taxes are as follows:

(in US dollars)	2025	2024
Korea	$(1,238,508)	(1,529,035)

(3)    Differences between the provision at the local statutory rate and the provision recorded at the level are as follows:

(in US dollars)	2025	2024
Taxes computed at the local statutory rate	$(136,236)	(151,374)
Differences resulting from:
Other non-deductible expense	(79,130)	5,967
Tax credit	4,407	(9,661)
Change in valuation allowance	212,270	135,178
Provision for uncertain tax position	2,032	1,716
True-up	—	19,890
Other	(1,311)	25
Income tax (benefit) expense	$2,032	1,741
Effective tax rate	—	—

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

12. Income Taxes (cont.)

(4)    The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities were as follows:

(in US dollars)	2025	2024
Deferred tax assets:
Accrued vacation	$2,489	2,705
Lease liabilities	7,664	5,856
Accrued payable	3,660	1,188
Prepaids and other current assets	1,588	1,772
Convertible debt	—	19,995
Defined severance benefits	29,605	18,344
Write-downs of Inventories	60,727	80,688
Derivative liabilities	135,681	—
Net operating loss	199,476	43,232
Tax credit carry-forward	28,108	31,700
Valuation allowance	(411,372)	(179,731)
Total	57,644	25,749

Deferred tax liabilities:
Non-trade account receivable	—	(1,861)
Right-of-use assets	(8,658)	(7,454)
Property, plant and equipment	(11,372)	(9,988)
Inventory	(30,281)
Pension plan asset	(7,314)	(6,446)
Total	(57,644)	(25,749)
Net deferred tax assets	$—	—

13. Uncertain Tax Positions

The changes to the Company’s gross unrecognized tax benefits were as follows:

(in US dollars)	2025	2024
Balance as of January 1	$30,378	32,818
Increases in balances related to prior year tax positions(*1)	2,032	2,124
Foreign currency translation adjustment	725	(4,156)
Other	—	(408)
Balance as of December 31	$33,135	30,378

____________

(*1)    Mainly due to the labor costs of the concurrently engaged personnel which were subject to R&D tax credit.

14. Other Operating Income and Expenses

Other operating income includes government grants and other operating expenses include loss on disposal of property, plant and equipment.

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

15. Stockholder’s (Deficit) Equity

The Company has 1 million shares of authorized stock, and authorizes shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors. The Company has 21,666 shares of authorized stock, consisting of: (i) 20,000 of common stock, par value KRW5,000 per share, and (ii) 1,666 shares of redeemable convertible preferred stock, par value KRW5,000 per share, issuable. (Refer to Note 10)

(1)    Common Stock

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders.

The holders have no pre-emptive or other subscription rights, and there is no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Company.

(2)    Accumulated other comprehensive loss

Accumulated other comprehensive loss is consist of foreign currency translation adjustments and actuarial gain on net liability of defined benefits. In case of the actuarial gain on liability of defined benefits, it is amortized into net periodic benefits cost on a straight-line basis over the expected average remaining service period of employees.

(3)    Dissenting Shareholder Appraisal Rights

In connection with the share exchange transactions contemplated by the share exchange agreements dated February 10, 2025, as amended (collectively, the “Agreements”), by and among the Company, EMT Sub Co., Ltd. (“EMT Sub”), and the other operating companies party thereto, shareholders who formally dissented at the general meeting of shareholders held to approve the share exchange (the “Share Exchange EGM”) were granted statutory appraisal rights under the Korean Commercial Code (the “Appraisal Rights”).

Pursuant to the Agreements, dissenting shareholders may obtain the Appraisal Rights by delivering to the Company, within 20 days from the date of the Share Exchange EGM, a written notice identifying the class and number of shares for which appraisal rights are elected (the “Appraisal Shares”). Upon receipt of valid notice, the Company is contingently required to repurchase the Appraisal Shares within two (2) months, provided the Share Exchange remains in effect and the dissenting shareholder does not withdraw its notice (by mutual agreement with the Company), after which any unpaid amount will begin to accrue interest at a statutorily dictated 6% interest rate per annum. The repurchase price for Appraisal Shares is determined by mutual agreement between the Company and the applicable dissenting shareholder through the Agreements.

Management accounts for these appraisal rights as a liability under ASC 480 measured at fair value, with changes recognized in earnings, until the obligation becomes unconditional at merger close. As of December 31, 2025, the fair value of the contingent, freestanding financial instrument was immaterial.

16. Defined Severance Benefits

(1)    The following table sets forth the plan’s defined severance benefits as of December 31, 2025, and 2024. They were recorded in the Company’s balance sheets as defined severance benefits and represent the total defined severance benefit obligation less the fair value of plan assets.

(in US dollars)	2025	2024
Current portion of defined severance benefits	$175,909	120,543
Plan assets	(66,725)	(65,325)
Defined severance benefits	93,466	64,972
Funded Status	$202,650	120,190

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

16. Defined Severance Benefits (cont.)

(2)    The following table summarizes changes in plan’s defined severance benefits obligation including benefit costs and benefits paid during 2025, and 2024:

(in US dollars)	2025	2024
Changes in benefit obligation:
Benefit obligation at beginning of year	$185,515	169,469
Service costs	72,040	96,791
Interest costs	4,272	3,957
Actual benefit paid	(8,975)	(3,021)
Actuarial loss (gain)	12,692	(57,994)
Foreign currency exchange rate changes	3,831	(23,687)
Benefit obligation at end of year	$269,375	185,515
Changes in plan assets:
Fair value of plan assets at beginning of year	$65,325	37,617
Contribution by the employer	7,031	35,924
Return on plan assets	2,542	1,967
Actual benefit paid	(8,975)	(3,021)
Actuarial gain	(421)	157
Administrative cost	(377)	(183)
Foreign currency exchange rate changes	1,600	(7,136)
Fair value of plan assets at end of year	$66,725	65,325

The estimated total contribution for next fiscal year is $33,333.

(3)    Net periodic benefit costs recognized during 2025, and 2024 were as follows:

(in US dollars)	2025	2024
Service costs	$72,040	96,791
Interest costs	4,272	3,957
Expected return on plan assets	(2,542)	(1,967)
Administrative cost	377	183
Amortization of net actuarial loss	(6,767)	495
Net periodic benefit costs recognized	$67,380	99,459

(4)    The following table summarizes changes in accumulated other comprehensive loss for defined severance benefits during 2025, and 2024:

(in US dollars)	2025	2024
Balance at the beginning of the year	$37,415	(21,231)
Net actuarial (loss) gain, net of tax	(13,113)	58,151
Amortization of accumulated net actuarial (loss) gain	(6,767)	495
Balance at the end of the year	$17,535	37,415

(5)    Weighted-average assumptions used to determine defined severance benefits obligation for 2025, and 2024 were as follows:

	2025	2024
Discount rate applicable to PBOs	3.3%	3.3%
Expected rate of return on plan assets	3.4%	3.0%
Rate of compensation increase	2.4%	2.4%

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

16. Defined Severance Benefits (cont.)

(6)    The expected maturity analysis of undiscounted defined severance benefits as of December 31, 2025, and 2024 as follows:

(in US dollars)	2025	2024
Less than 1 year	$123,491	120,543
Between 1 – 2 years	7,529	7,349
Between 2 – 5 years	11,324	11,053
Over 5 years	78,296	76,427
Total	$220,640	215,372

17. Supplemental Cash Flow Information

(in US dollars)	2025	2024
Supplemental disclosure of cash flow information:
Cash receipt during the period for interest	$44	526
Cash paid during the period for interest	(105,459)	(115,509)
Income taxes paid	45	18,420

Non-cash investing and financing activities:
Reclassification of long-term borrowings to current liabilities	$246,115	253,306
Finance lease right-of-use assets	26,739	43,832

18. Commitments and Contingencies

(1)    Guarantees

1)      The detail of guarantee provided by third parties as of December 31, 2025 is as follows:

(in US dollars) Provider	Type	Guaranteed Amount	Beneficiary
Seoul Guarantee Insurance	Payment Guarantee	$70,737	KEPCO (Korea Electric Power Corporation)

In addition to the list above, the representative director has provided guarantees (with a guarantee amount of $303,028 and $70,737) for long-term debt and joint guarantee for performance guarantee provided by Seoul Guarantee Insurance to the Company (refer to Note 9, 19).

2)      The main commitments with financial institutions as of December 31, 2025 are as follows:

(in US dollars) Financial Institution	Type	Credit Line	Used Amount
Industrial Bank of Korea(*1)	Facility Funds Loan(*2)	$1,533,208	1,184,752
	Facility Funds Loan(*2)	627,221	627,221
	Operating Funds Loan	243,919	243,919
Shinhan Bank(*1)	Operating Funds Loan	139,383	121,960
Korea SMEs and	Operating Funds Loan	69,691	40,539
Startups Agency	Operating Funds Loan	348,456	251,501
Total		$2,961,878	2,469,892

____________

(*1)    As of December 31, 2025, land, buildings, machinery, and equipment have been provided as security (with a secured amount of $3,052,478) for long-term debt. The contractual secured amount is set at 120% of the credit line agreed with Industrial Bank of Korea and Shinhan Bank (refer to Note 7, 9).

(*2)    As of December 31, 2025, the Company established pledge fire insurance claims (with a pledge amount of $1,789,343) (refer to Note 9).

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

19. Related Party Transactions

(1)    The Company’s list of Related parties is as follows:

Relationship	Name of Related Party
Primary owners with more than 10% of shares	CHANG BAE LEE(CEO)
SU MIN LEE
HEE CHANG KIM
KUM SOON KANG
Other parties	NS WORLD Co., Ltd.(*1)
EMT Asia Co., Ltd.

____________

(*1)    NS WORLD Co., Ltd has been identified as related party since CEO is primary owner with more than 10% of shares for both NS WORLD Co., Ltd and the Company.

(2)    Related party transactions between the Company and its related parties comprise of sales of products and other services, expenses for raw materials and other expenses in the ordinary course of business, which are included in the financial statements.

(in US dollars)	2025	2024
Net Sales	$1,299,951	115,324
Purchase of raw materials	—	44,350
Interest expense	24,050	10,159

(3)    Amounts due from or to related parties, are as follows:

(in US dollars)	2025	2024
Trade accounts receivable	$694,885	295,000
Non-trade account receivable	—	153,000

(4)    Related party transactions between the Company and its officers, employees, and affiliated companies comprise of short-term loan and short-term debt. Amount due from or to its officers, employees, and affiliated companies, are as follows:

(in US dollars)	2025	2024
Beginning Short-term debt balance	$436,055	—
Borrowings	256,641	539,597
Repayments	(126,653)	(69,649)
Gain/Loss on foreign currency translation	(9,517)	33,893

Ending Short-term debt balance	$575,650	436,055

(5)    The Company provides a guarantee for borrowing from a bank and is provided guarantees from its officer for the Company’s borrowings from banks.

(in US dollars)	2025
Guarantee from the management	$373,765

KCM INDUSTRY Co., Ltd.
Notes to the Financial Statements
December 31, 2025, and 2024

20. Subsequent Events

The Company has evaluated subsequent events from the financial statements date through the date the financial statements were available to be issued.

In January 2026, the Company completed a comprehensive share exchange transaction pursuant to the approved share exchange agreement and became a wholly owned subsidiary of EMT Sub Co., Ltd.

Under the share exchange, all outstanding shares of the Company were transferred to EMT Sub in exchange for equity interests of EMT Sub. Existing shareholders of the Company received shares of EMT Sub at an exchange ratio of 0.13962 shares of EMT Sub for each share of the Company’s common stock. No cash consideration was paid in connection with the share exchange, except for payments related to dissenting shareholders.

Certain shareholders exercised their appraisal rights under the Korean Commercial Law. Shareholders were entitled to exercise such rights from the date of the notice of the shareholders’ meeting on May 16, 2025 through the closing of the shareholders’ meeting on June 2, 2025. As a result, the Company recognized a derivative liability to dissenting shareholders in 2025.

The obligation to settle the appraisal rights remains with the Company; however, the funding required to satisfy such obligation is expected to be provided by Evolution Metals & Technologies Corp.

Upon the closing of the share exchange transaction in January 2026, the Company obtained shares of its parent company, Evolution Metals and Technologies Corp.(“EMAT”), in exchange for its outstanding shares. The Company intends to liquidate such shares and use the proceeds to settle the obligation to dissenting shareholders.

The payment amount was approximately $9.0 million as of the closing of the share exchange transaction and continues to accrue statutory interest until the actual payment date.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Evolution Metals & Technologies Corp.
and the Shareholders of KMMI Inc.

Opinion

We have audited the accompanying financial statements of KMMI Inc. (the Company), which comprise the balance sheet as of December 31, 2025, and the related statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(3) to the financial statements, the Company incurred a net loss, net cash outflows from operating activities, and has negative working capital. The Company has stated that these events or conditions indicate that a material uncertainty exists that casts significant doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(3). The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•        Exercise professional judgment and maintain professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ UHY LLP

New York, New York
March 31, 2026

Report of Independent Auditors

The Shareholders and Board of Directors
KMMI Inc.

Opinion

We have audited the financial statements of KMMI Inc. (the “Company”), which comprise the balance sheet as of December 31, 2024 and the related statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(3) to the financial statements, the Company has no source of revenue, incurred a net loss, and has stated that these events or conditions indicate that a material uncertainty exists that casts significant doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(3). The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•        Exercise professional judgment and maintain professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young Han Young

Seoul, the Republic of Korea
April 21, 2025

KMMI INC.
Balance Sheets
(in US dollars)

	Notes	December 31, 2025	December 31, 2024
Assets:
Cash and cash equivalents	1(5)	$109,646	492,984
Restricted cash	1(5)	35,802	34,014
Short-term loan (Related parties)	14	—	408,163
Non-trade account receivable (Related parties)	14	70,842	50,783
Prepaids and other current assets		15,378	14,476
Total current assets		231,668	1,000,420

Property, plant and equipment, net	3	1,973,509	2,110,588
Operating lease right-of-use assets	5	31,757	72,311
Other non-current assets		148,473	97,717
Total non-current assets		2,153,739	2,280,616
Total assets		$2,385,407	3,281,036

Liabilities and Stockholders’ Equity
Liabilities:
Non-trade accounts payables		$67,492	43,680
Short-term debt	7	299,672	—
Current portion of long-term debt	7	46,414	37,891
Current portion of finance lease liabilities	5	16,487	16,811
Current portion of operating lease liabilities	5	12,959	33,597
Withholdings	1(10)	11,367	2,871
Current portion of defined severance benefits	11	20,387	5,795
Share repurchase liabilities	6	470,679	—
Other current liabilities	13	33,870	33,061
Total current liabilities		979,327	173,706

Long-term debt	7	1,309,828	1,330,544
Finance lease liabilities	5	—	16,093
Operating lease liabilities	5	—	12,649
Other non-current liabilities	4	76,919	62,400
Defined severance benefits	11	78,523	40,588
Total non-current liabilities		1,465,270	1,462,274
Total liabilities		2,444,597	1,635,980

Stockholders’ equity:
Common stock, KRW 500 par value, 20,000,000 shares authorized, 22,080 shares issued and outstanding at December 31, 2025 and December 31, 2024	10	9,337	9,337
Additional paid-in capital		3,937,986	3,937,986
Accumulated deficit		(3,841,835)	(2,104,584)
Accumulated other comprehensive income (loss)		(164,678)	(197,683)
Total equity		(59,190)	1,645,056
Total liabilities and stockholders’ equity		$2,385,407	3,281,036

See accompanying notes to financial statements.

KMMI INC.
Statements of Operations
(in US dollars)

	Notes	For the year ended December 31, 2025	For the year ended December 31, 2024
Net revenues		$—	—
Cost of sales		—	—
Gross profit		—	—

Other operating income	1(19)	2,529	—
Selling, general, and administrative expenses	1(16)	(1,269,677)	(868,400)
Operating loss		(1,267,148)	(868,400)
Other income		4,518	3,187
Other expense		(1,592)	(1,474)
Interest income (Related parties)	14	18,984	19,795
Interest income		1,407	1,301
Interest expense		(29,651)	(30,490)
Gain on foreign currency		6,910	60,650
Loss on foreign currency		—	(37,089)
Loss on share repurchase liabilities	6	(470,679)	—
Loss before tax		(1,737,251)	(852,520)
Income tax expense	8	—	—
Loss for the year		$(1,737,251)	(852,520)

See accompanying notes to financial statements.

KMMI INC.
Statements of Comprehensive Loss
(in US dollars)

	Notes	For the year ended December 31, 2025	For the year ended December 31, 2024
Loss for the year		$(1,737,251)	(852,520)

Other comprehensive income (loss):
Foreign currency translation adjustments		51,598	(279,955)
Actuarial loss on defined severance benefits, net of tax	11	(18,593)	(3,956)
Total other comprehensive income (loss)		33,005	(283,911)
Total comprehensive loss		$(1,704,246)	(1,136,431)

See accompanying notes to financial statements.

KMMI INC.
Statements of Changes in Stockholders’ Equity (Deficit)
(in US dollars)

	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ equity
Balances at January 1, 2024	$9,337	3,937,986	86,228	(1,252,064)	2,781,487
Loss for the year	—	—	—	(852,520)	(852,520)
Foreign currency translation adjustments	—	—	(279,955)	—	(279,955)
Actuarial loss on defined severance benefits, net of tax	—	—	(3,956)	—	(3,956)
Balances at December 31, 2024	$9,337	3,937,986	(197,683)	(2,104,584)	1,645,056

Balances at December 31, 2024	$9,337	3,937,986	(197,683)	(2,104,584)	1,645,056
Loss for the year	—	—	—	(1,737,251)	(1,737,251)
Foreign currency translation adjustments	—	—	51,598	—	51,598
Actuarial loss on defined severance benefits, net of tax	—	—	(18,593)	—	(18,593)
Balances at December 31, 2025	$9,337	3,937,986	(164,678)	(3,841,835)	(59,190)

See accompanying notes to financial statements.

KMMI INC.
Statements of Cash Flows
(In US dollars)

	For the year ended December 31, 2025	For the year ended December 31, 2024
Cash flows from operating activities
Loss for the year	$(1,737,251)	(852,520)

Adjustments to reconcile loss for the year to net cash used in operating activities:
Depreciation and amortization	207,690	201,706
Interest expense	29,651	30,490
Pension Benefits Provision	40,686	22,375
Loss on foreign currency	—	37,074
Gain on foreign currency	(6,910)	—
Accretion expense	5,429	5,122
Loss on share repurchase liabilities	470,679	—
Others	(28,526)	(39,872)
Changes in operating assets and liabilities:
Prepaids and other current assets	(573)	(4,420)
Non-trade accounts payables	20,793	14,246
Withholdings	8,500	594
Payment of retirement benefits	(9,215)	—
Net cash used in operating activities	(999,047)	(585,205)

Cash flows from investing activities
Acquisitions of property, plant and equipment	(18,176)	(43,826)
Increase in leasehold deposits	(65,672)	—
Collection of loans	421,876	—
Other investing activities	17,259	—
Net cash provided by (used in) investing activities	355,287	(43,826)

Cash flows from financing activities
Proceeds from short-term debt	302,344	109,972
Repayment from long-term debt	(39,164)	—
Payment of finance lease liabilities	(17,376)	(15,214)
Net cash provided by financing activities	$245,804	94,758
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	16,406	(104,717)
Net decrease in cash and cash equivalents, and restricted cash	(397,956)	(534,273)
Cash and cash equivalents, and restricted cash, at beginning of year	526,998	1,165,988
Cash and cash equivalents, and restricted cash, at end of year	$145,448	526,998

See accompanying notes to financial statements.

KMMI INC.
Notes to the Financial Statements

1.      Summary of Significant Accounting Policies

(1)    Description of Business

KMMI INC. (the Company), established in 2021, is specialized in the manufacture and sale of NdPR block magnets and magnets for traction motors that are used in aerospace and defense, automobile, energy plant and other various industries. The Company is planning to initiate its operation in April 2026. The company operates as a single operating segment.

(2)    Basis of Presentation

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) assuming the Company will continue as a going concern. Certain prior period amounts in the statement of cash flows have been reclassified to conform to the current period presentation. These reclassifications had no effect on previously reported net loss, total assets, total liabilities, or stockholders’ equity.

(3)    Going Concern

The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as going concern exists.

Primarily due to the absence of revenue sources and a focus on fixed asset investments as a newly established entity, the Company incurred losses of $1,737,251 and $852,520 for the years ended December 31, 2025 and 2024, respectively, and net cash outflows from operating activities of $999,047 and $585,205 for the years 2025 and 2024, respectively. As of December 31, 2025, the Company reported no revenues and had negative working capital of $893,107, which excludes cash and cash equivalents of $109,646 and restricted cash of $35,802. As of December 31, 2024, the Company had positive working capital of $333,730, which excludes cash and cash equivalents of $492,984 and restricted cash of $34,014. Absent any other action, the Company will require additional liquidity to continue its operations over the next 12 months and to support its business development objectives, the attainment of which is not assured.

The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, and restructuring of operations to grow revenues and decrease expenses. However, upon the economic environment and the Company’s current capability, there is no guarantee that the Company will be able to access future equity or debt financing when needed. Ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill the Company’s growth and operating activities and achieving a level of revenues adequate to support the Company’s cost structure. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Subsequent to December 31, 2025, the Company completed a comprehensive share exchange in January 2026 and became a wholly owned subsidiary within a broader corporate group. Management has considered the impact of this transaction in its going concern assessment and expects that financial and operational support may be available, if necessary, to support the Company’s planned operations. However, the extent and timing of such support are subject to uncertainties, and therefore the conditions described above continue to raise substantial doubt about the Company’s ability to continue as a going concern.

(4)    Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the

KMMI INC.
Notes to the Financial Statements

1.      Summary of Significant Accounting Policies (cont.)

reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment, allowance for credit losses, the valuation of deferred tax assets, lease liabilities and right-of-use assets, defined severance benefits, income tax uncertainties, and other contingencies.

(5)    Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

As of December 31, 2025, the Company maintains its cash and cash equivalents and restricted cash with Hana Bank and Industrial Bank of Korea(IBK), and both institutions are considered to be financially sound and stable within the Korean financial system.

The Company’s cash and cash equivalents and restricted cash totaled $145,448 at period end. A portion of these balances exceeded the deposit insurance coverage limit which is KRW 100,000,000 per institution provided by the Korea Deposit Insurance Corporation (KDIC). The Company has not experienced any losses on these deposits to date, and management believes that the credit risk associated with these financial institutions remains low.

Restricted cash consists of certain cash pledged as collateral for the use of the Company’s corporate credit card. Restricted cash with remaining restrictions of one year or less is classified as current on the balance sheets.

The Company has presented restricted cash separately from cash and cash equivalents in the balance sheets.

(6)    Allowance for Credit Losses

The allowance for credit loss is a valuation account deducted from the amortized cost basis to present the net amount expected to be collected. The estimate of expected credit losses is based on the Company’s historical loss experience, adjusted for current and reasonable and supportable forecasts of economic conditions and other pertinent factors affecting the Company’s customers such as known credit risk or industry trends.

The allowance for credit loss is estimated over the contractual term of the financial asset adjusted for expected prepayments. The contractual term excludes any extensions, renewals and modifications, unless the borrower has a contractual option that provides it with the unilateral ability to extend the maturity date. The Company does not have any off-balance-sheet credit exposures. Subsequent changes (favorable and unfavorable) in expected credit losses each period is recognized immediately in net income as a credit loss expense or a reversal of credit loss expense.

Short-term and Long-term loans

The Company determines the allowance for credit losses for short-term and long-term loans using estimates of probability of borrowers’ default and loss given default applied to estimated exposure at default.

When measuring expected credit losses, the Company considers borrowers’ historical payment patterns, borrowers’ credit scores as published by consumer credit rating agencies, and current and reasonable and supportable forecasts of economic conditions in estimating borrowers’ probability of default, exposure at default and estimated loss given default. The Company collectively evaluates the loans with similar credit risk characteristics. In addition, the Company evaluates the collectability of the loans on an individual basis when they no longer have similar risk characteristics to determine if any are deemed uncollectible. The loans are written off against the allowance for credit losses when deemed uncollectible.

(7)    Property, Plant and Equipment

Property, plant and equipment are stated at cost. Right-of-use assets arising from finance leases are presented within property, plant and equipment in the balance sheets and are initially measured at the present value of lease payments.

KMMI INC.
Notes to the Financial Statements

1.      Summary of Significant Accounting Policies (cont.)

Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows: buildings range from 30 to 40 years, facility equipment and fixtures range from 5 to 10 years, machineries are 10 years, vehicles are 5 years.

Once an asset is identified for retirement or disposition, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded.

(8)    Leases

The Company has entered into various operating and finance lease agreements for certain land, office space, vehicle, and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The Company also elected the short-term lease exception, and therefore only recognizes right-of-use assets and lease liabilities for leases with a term greater than one year. When determining lease terms, the Company factors in options to extend or terminate leases when it is reasonably certain that the Company will exercise those options. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. For certain classes of underlying assets, the Company has elected the practical expedient not to separate lease and non-lease components. Under this election, lease and non-lease components are accounted for as a single lease component.

Operating lease right-of-use assets and lease liabilities are recognized at the present value of future lease payments at the commencement date. Finance lease right-of-use assets and lease liabilities are measured similarly. As most of the leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments.

Lease expenses for operating leases are recognized on a straight-line basis over the lease term and classified as operating expenses by the nature of the leased asset. Depreciation expenses for finance lease assets are recognized over the lease term and classified as operating expenses by the nature of the leased asset. Interest expenses on finance lease liabilities are recognized as interest expenses in the statements of operations over the lease term.

(9)    Equipment Maintenance Activities

The Company incurs maintenance costs on its major equipment. Repair and maintenance costs are expensed as incurred.

(10)  Withholdings

Withholdings mainly consist of amounts withheld from employee remuneration for four major social insurance schemes (National Health Insurance, National Pension, Employment Insurance, and Industrial Accident Compensation Insurance).

(in US dollars)	2025	2024
Other withholdings	$11,367	2,871
	$11,367	2,871

(11)  Income Taxes

Income taxes are accounted for under the asset and liability method.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

KMMI INC.
Notes to the Financial Statements

1.      Summary of Significant Accounting Policies (cont.)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized to the extent that it is more likely than not that sufficient taxable income will be available to realize the related tax benefits.

The Company recognizes and measures uncertain tax positions taken or expected to be taken in a tax return utilizing a two-step process. In the first step, recognition, we determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50% of being realized upon ultimate settlement.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU became effective on a prospective basis for the Company for the year-end December 31, 2025. The effect of ASU 2023-09 is reflected in Note 8. Management has concluded that the adoption of this standard will not have a material impact on the Company’s financial statements.

(12)  Defined Severance Benefits

The Company has a defined severance benefits plan covering all employees upon their retirement according to Retirement Benefit Security Act of Korea. Eligible employees with one or more years of service are entitled to severance payments upon the termination of their employment based on their length of service and pay rate. The Company recognizes the defined severance benefits obligation in the balance sheets with a corresponding adjustment to statements of operations and comprehensive loss. The obligations are measured annually, or more frequently if there is a remeasurement event, based on the measurement date utilizing various actuarial assumptions and methodologies. The Company uses certain assumptions including, but not limited to, the discount rates, salary growth rates, and certain employee-related factors, such as turnover, retirement age and mortality. The Company uses the discount rate based on observations of relevant high-quality corporate bonds in the market. The Company reviews actuarial assumptions and makes modifications to the assumptions based on current rates and trends when appropriate.

The Company recognizes the funded status of its defined severance benefits plan in the balance sheets as the difference between the fair value of plan assets and the related benefit obligation as of the measurement date. Overfunded plans are presented as net benefit assets, and underfunded or unfunded plans are presented as net benefit liabilities. The funded status is classified between current and non-current based on the expected timing of benefit payments and the related recovery of plan assets, as applicable.

The Company recognizes the components of net periodic benefit cost for its defined severance benefits in net income (generally within operating expenses or other expense, as applicable). Actuarial gains and losses and prior service cost or credit arising from plan amendments are initially recognized in other comprehensive income (loss) (“OCI”) and accumulated in accumulated other comprehensive income (loss) (“AOCI”). The Company has adopted an amortization approach and the net cumulative gain or loss at the beginning of the period in excess of the corridor is amortized into net periodic benefit cost on a straight-line basis over the expected average remaining service period of the employees participating in the plan.

(13)  Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of

KMMI INC.
Notes to the Financial Statements

1.      Summary of Significant Accounting Policies (cont.)

the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(14)  Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Legal costs incurred in connection with loss contingencies are expensed as incurred.

(15)  Capitalized Interest

The Company’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year.

A reconciliation of total interest cost to interest expense as reported in the statements of operations for the years ended December 31, 2025 and 2024 are as follows:

(in US dollars)	2025	2024
Interest cost capitalized	$—	1,317
Interest expense	29,651	30,490
Total	$29,651	31,807

(16)  Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of employee-related costs, depreciation on buildings and equipment, amortization of right-of-use assets, professional and service fees, lease and utilities expense.

(17)  Fair Value Measurements

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels (see Note 6):

•        Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•        Level 2:    Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•        Level 3:    Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, other current asset, short-term loan, and non-trade accounts payables, approximate their fair value because of the short maturity of these instruments.

KMMI INC.
Notes to the Financial Statements

1.      Summary of Significant Accounting Policies (cont.)

(18)  Foreign Currency

The functional currency of the Company is the Korean Won. Transactions in foreign currencies are translated into the functional currency of the Company at the exchange rates at the dates of the transactions. Transaction gains and losses are included in “Gain on foreign currency” and “Loss on foreign currency” in the statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date, which are included in the “Effect of exchange rate changes on cash and cash equivalents, and restricted cash” in the statements of cash flows.

Assets and liabilities of the Company are translated into U.S. dollars, the reporting currency, at the exchange rate in effect at the end of each period. Income and expenses for the Company are translated into U.S. dollars using average rates that approximate those in effect during the period. Foreign currency translation adjustments are included in “Accumulated other comprehensive income” a separate component of stockholders’ equity.

(19)  Government grants

Other operating income of the Company is comprised of government support income. The Company receives support income from local government agencies and public institutions in relation to lease payments and research activities that are necessary for the Company’s operating activities. Government support income is either deducted from the carrying amount of the related assets or recognized as income when there is reasonable assurance that the Company will comply with the relevant conditions and that the grant will be received. Government support income related to assets are presented in the balance sheets by deducting the grant from the carrying amount of the asset. If it is not related to the acquisition of an asset, it can be treated as a grant related to income. Government support income related to income is presented in other operating income in the statement of operations. The Company did not recognize any government support income for the years ended December 31, 2024. During the year ended December 31, 2025, the Company recognized income-related government support income of $2,529.

(20)  New Accounting Standards and Interpretations Not Yet Adopted

As the Company meets the definition of a public business entity (“PBE”), the Company applies the PBE effective dates for new accounting standards.

Income Statement (Topic 220) Reporting Comprehensive Income — Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU 2024-03, which requires disaggregated information about certain income statement expense line items. This standard is effective for all PBEs in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating the impact of adopting ASU 2024-03, including the timing of adoption and related disclosure requirements.

Financial Instruments (Topic 326) — Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. The Company does not expect the standard to have a material effect on its financial statements.

KMMI INC.
Notes to the Financial Statements

1.      Summary of Significant Accounting Policies (cont.)

Government Grants (Topic 832) — Accounting for Government Grants Received by Business Entities

In December 2025, the FASB issued ASU 2025-10, which provides guidance on the accounting and disclosure of government grants for business entities. The amendments are effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The standard requires prospective application, with certain disclosure requirements applied retrospectively to all periods presented. The Company is currently evaluating the impact of ASU 2025-10 on its financial statements and related disclosures. Based on its preliminary assessment, management believes that the Company’s existing accounting policy for government grants is generally consistent with the recognition principles under ASU 2025-10; however, additional disclosures may be required upon adoption.

2.      Significant risks and uncertainties including business and credit concentrations

The Company manufactures NdPR block magnets and magnets for traction motors that are used in aerospace and defense, automobile, energy plant and other various industries. The Company has been preparing its operation by purchasing related equipment and machines since 2021. Revenue from contracts with the customers has not been occurred during the reporting period and the Company is making efforts to secure the market end-user and run its business operation.

3.      Property, plant and equipment

(1)    Details of property, plant and equipment as of December 31, 2025 and 2024 are as follows:

(in US dollars)	Useful Life Years	Initial Cost		Accumulated depreciation		Net Carrying Value
		2025	2024	2025	2024	2025	2024
Buildings	30 to 40	$970,652	947,475	(87,944)	(54,370)	882,708	893,105
Machinery	10	1,158,255	1,130,599	(275,674)	(156,032)	882,581	974,567
Vehicles	5	89,185	88,552	(49,475)	(31,506)	39,710	57,046
Facility equipment and fixtures	5 to 10	216,816	194,053	(60,115)	(33,891)	156,701	160,162
Finance lease right-of-use assets		71,209	69,509	(59,400)	(43,801)	11,809	25,708
Total		$2,506,117	2,430,188	(532,608)	(319,600)	1,973,509	2,110,588

Total depreciation for the years ended December 31, 2025 and 2024 was $207,690 and $186,423, respectively, of which was recorded in selling, general, and administrative expense in each year.

(2)    As of December 31, 2025, the details of property, plant and equipment pledged as collateral are as follows:

(in US dollars)	Net Carrying Value	Pledged Amount	Creditor	Relevant Debt Amount
Collateral Provided Asset:
Buildings	$882,708	418,148	Industrial Bank of Korea	348,456

4.      Asset Retirement Obligation

The Company has an asset retirement obligation (ARO) arising from contractual requirements associated with the retirement of its operating lease for land. This obligation requires the Company to restore the land to its original condition upon termination of the lease. The ARO liability was initially measured at fair value and is subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement cost is capitalized as part of the operating lease right-of-use asset and is amortized on a straight-line basis over the lease term. This amortization is included in the lease expense presented in the statements of operations. The ARO liability is presented within “Other non-current liabilities” in the accompanying balance sheets.

KMMI INC.
Notes to the Financial Statements

4.      Asset Retirement Obligation (cont.)

The following table presents the activity for the ARO for the years ended December 31, 2025, and 2024, respectively:

(in US dollars)	2025	2024
Beginning balance	$49,952	51,530
Accretion expense	5,429	5,122
Foreign currency translation adjustments	1,174	(6,700)
Ending balance	$56,555	49,952

5.      Leases

The Company has operating leases for land and office, and finance leases for certain vehicle and equipment. Operating lease assets and liabilities are included in operating lease right-of-use assets and operating lease liabilities, respectively, on the balance sheets. Finance lease assets and liabilities are included in property, plant and equipment and finance lease liabilities, respectively, on the balance sheets.

The lease agreement for office space includes a renewal option for up to 10 years, renewable annually under the Commercial Building Lease Protection Act in Korea. Other lease agreements for land include both a purchase option at the agreed price and a renewal option for up to 50 years, renewable every 5 years under the lease contract. The lease term of the lease agreement for the office space was determined considering the renewal period of one year by the renewal option. In case of the lease agreement for land, since the Company is not reasonably certain to exercise these renewal options, the options were not considered in determining the lease term, and associated potential option payments were excluded from lease payments.

The Company’s leases generally do not include termination options for either party to the lease restrictive financial or other covenants. Payments due under the lease contracts include fixed payments and variable payments. For the Company’s land lease, variable payments are determined based on the rate of increase in land price. For the Company’s office equipment lease, variable payments include those for amount of use. For office equipment lease for which the Company has elected not to separate lease and non-lease components, maintenance services are provided by the lessor at a fixed cost and are included in the fixed lease payments for the single, combined lease component.

(1)    The components of lease expense for the years ended December 31, 2025 and 2024 were as follows:

(in US dollars)	2025	2024
Operating lease expense	$37,848	40,843
Finance lease expense:
Depreciation of right-of-use assets	14,657	15,283
Interest on lease liabilities	4,660	7,763
Sub-total	19,317	23,046
Short-term lease expense	670	3,299
Variable lease expense	317	205
Total	$58,152	67,393

KMMI INC.
Notes to the Financial Statements

5.      Leases (cont.)

(2)    Amounts presented in the balance sheets as of December 31, 2025 and 2024 were as follows:

(in US dollars)	2025	2024
Operating leases:
Operating lease right-of-use assets	$31,757	72,311
Non-current	—	12,649
Current portion of operating lease liabilities	12,959	33,597
Total	$12,959	46,246

Finance leases:
Finance lease right-of-use assets	$71,209	69,509
Less: Accumulated depreciation	(59,400)	(43,801)
Total	$11,809	25,708

Non-current	$—	16,093
Current portion of finance lease liabilities	16,487	16,811
Total	$16,487	32,904

(3)    Other information related to leases as of December 31, 2025 and 2024 were as follows:

(in US dollars)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$29,873	34,110
Operating cash flows from finance leases	4,660	7,763
Financing cash flows from finance leases	17,376	15,214

Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$—	14,673
Finance leases	—	—

Weighted average remaining lease term:
Operating leases	1.42 years	1.98 years
Finance leases	0.82 years	1.82 years

Weighted average discount rate:
Operating leases	10.04%	9.02%
Finance leases	17.78%	17.70%

(4)    Maturities of lease liabilities under noncancellable leases as of December 31, 2025 are as follows:

(in US dollars) Maturity	Operating leases	Finance leases
2026	15,198	17,853
Total undiscounted lease payments	15,198	17,853
Less imputed interest	(2,239)	(1,366)
Total	$12,959	16,487

KMMI INC.
Notes to the Financial Statements

6.      Fair Value Measurements

(1)    Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are reported in one of three levels reflecting the significant inputs used to determine fair value.

Level 1 —	Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date.
Level 2 —

Observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 —	Unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value.

(2)    The following summarizes our financial liabilities that are measured at fair value on a recurring basis:

(in US dollars)	Classification	Measurement Level	2025	2024
Dissenting Shareholder Appraisal Rights	Financial liabilities	Level 3	$470,679	—

As of December 31, 2025, the Company’s share repurchase liabilities related to dissenting shareholder appraisal rights (“DSAR put option”) is classified as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs.

The change in fair value of the DSAR put option resulted in a loss of $470,679 for the year ended December 31, 2025, which was recognized in the statements of operations within loss on share repurchase liabilities.

(3)    Valuation of DSAR Put Option

The DSAR put option represents a freestanding financial instrument that provides dissenting shareholders with the right to require the Company to repurchase their shares at a predetermined price, contingent on closing of the Share Exchange Agreement described in Note 10. The Company accounts for this instrument at fair value, with changes in fair value recognized in earnings, in accordance with ASC 480.

The fair value of the DSAR put option is determined using a valuation model based on the difference between:

1)      the present value of the expected cash settlement amount (including statutory interest), and

2)      the present value of the underlying share value to be received in a share exchange transaction

The valuation incorporates significant assumptions, including:

1)      expected cash settlement value based on contractual terms and statutory interest rates

2)      estimated fair value of the Company’s shares

3)      probability of occurrence of the underlying transaction

4)      discount rates reflecting the time value of money

Due to the use of significant unobservable inputs, the DSAR put option is classified as a Level 3 financial liability.

KMMI INC.
Notes to the Financial Statements

7.      Debt

(1)    Short-Term Debt

Details of carrying amounts of short-term debts as of December 31, 2025, and 2024 are as follows:

Description(*1)	Period	Interest rate (%)	2025	2024
Working capital loan	November 2025 – May 2026	6	$160,290	—
Working capital loan	December 2025 – June 2026	6	69,691	—
Working capital loan	December 2025 – June 2026	6	69,691	—
Total			$299,672	—

____________

(*1)    This represents working capital loan borrowed from EMT Asia Co., Ltd.

(2)    Long-Term Debt from Individual

Details of carrying amounts of long-term debt from individuals as of December 31, 2025 and 2024 are as follows:

Description	Period(*1)	Interest rate (%)	2025	2024
Individual cash loan	December 2022 – January 2027	1	$278,765	272,109
Individual cash loan	March 2023 – January 2027	1	99,691	98,027
Individual cash loan	January 2023 – January 2027	1	250,000	250,000
Individual cash loan	January 2024 – January 2027	1	278,765	272,109
Total			$907,221	892,245

____________

(*1)    On August 5, 2025, the Company amended the loans from individuals solely to extend the maturities to January 2027. Under ASC 470-50, the present-value change (discounted at the original 1% effective interest rate) was less than 10%, so the amendments were accounted for as modifications; no fees or costs were incurred, the effective interest rate remains 1%, and the carrying amounts equal principal with interest accrued until maturity. The fair value of these borrowings, discounted using the market interest rate, is $863,905 as of December 31, 2025.

(3)    Long-Term Debt from Bank and Government Agency

Details of carrying amounts of long-term debt from bank and government agency as of December 31, 2025 are as follows:

(in US dollars) Financial Institution	Description	Period	Interest rate (%)	Borrowing Limit	2025	2024
Korea SMEs and Startups Agency	Working capital loans	February 2023 – February 2028	2.97	$139,383	$100,564	136,054
Industrial Bank of Korea	Facility loans	April 2023 – April 2033	2.54	348,456	348,456	340,136
Total principal long-term debt					$449,020	476,190
Less: current portion of long-term debt					46,414	37,891
Total					$402,606	438,299

KMMI INC.
Notes to the Financial Statements

7.      Debt (cont.)

(4)    Future principal payments for long-term debt as of December 31, 2025 are as follow

(in US dollars)	Long-term debt
2026	$46,414
2027	982,679
2028	65,811
2029	58,075
2030	58,075
Thereafter	145,188
Total	$1,356,242

8.      Income Taxes

We are subject to income taxation primarily in Republic of Korea. The Korean entities are subject to periodic or special tax examinations by the Republic of Korea tax authorities in accordance with the Framework Act on National Taxes. In general, the statute of limitations for corporate income tax in Korea is 5 years (It extends to 7 years for non-filing and 10 years for fraudulent activities.). There are no ongoing tax audits or examinations by the Korean authorities.

(1)    There is no income tax expense recorded attributable to current taxes and deferred taxes.

(2)    The components of loss before income taxes are as follows:

(in US dollars)	2025	2024
Korea	$(1,737,251)	(852,520)

(3)    Differences between the provision at the local statutory rate and the provision recorded at the level are as follows:

(in US dollars)	2025	2024
Tax rate	11%	9.9%
Taxes computed at the statutory rate	$(191,098)	(84,400)
Differences resulting from:
Other non-deductible expenses	3,726	(364)
Tax credits	(64,564)	(51,577)
Change in valuation allowance	248,834	131,820
Other	3,102	4,521
Income tax (benefit) expense	$—	—
Effective tax rate	—	—

The Company’s primary business operations are conducted in Korea and are subject to Korea’s corporate income tax law.

KMMI INC.
Notes to the Financial Statements

8.      Income Taxes (cont.)

(4)    The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities were as follows:

(in US dollars)	2025	2024
Deferred tax assets:
Provision	$3,726	3,273
Property, plant and equipment	12,299	10,791
Accrued vacation	2,592	1,396
Asset retirement obligation	6,221	4,945
Share repurchase liabilities	51,317	—
Lease liabilities	3,239	7,836
Accrued expense	4,655	1,691
Short-term debt	—	—
Long-term debt	7,988	3,406
Defined severance benefits	6,289	4,592
Prepaids and other current assets	94	128
Net operating loss carry-forwards(*1)	298,724	149,041
Tax credit carry-forwards(*2)	279,014	209,680
Total deferred tax assets before valuation allowance	676,158	396,779
Valuation allowance	(657,303)	(381,559)
Total deferred tax assets	18,855	15,220

Deferred tax liabilities:
Other non-current assets	(13,515)	(5,027)
Right-of-use assets	(4,792)	(9,704)
Withholdings	(8)	(7)
Prepaids and other current assets	(540)	(482)
Construction in progress	—	—
Total deferred tax liabilities	(18,855)	(15,220)
Net deferred tax assets	$—	—

____________

(*1)    Net operation loss carry-forwards is available to be utilized for 15 years from the year of occurrence. The expiration years are as follows: $48,828 will expire in 2036, $493,558 will expire in 2037, $384,986 will expire in 2038, $746,706 will expire in 2039 and, $1,201,318 will expire in 2040

(*2)    Tax credit carry-forwards is available to be utilized for 10 years from the year of occurrence. The expiration years are as follows: $4,324 will expire in 2031, $11,701 will expire in 2032, $149,758 will expire in 2033, $49,236 will expire in 2034 and $63,994 will expire in 2035.

9.      Uncertain Tax Positions

There is no unrecognized tax benefit as of December 31, 2025 and 2024.

10.    Stockholders’ Equity

The Company has 20 million shares of authorized common stock, par value KRW 500 (approximately $0.4) per share issuable. As of December 31, 2025 and 2024, there were 22.080 thousand shares of common stock outstanding.

KMMI INC.
Notes to the Financial Statements

10.    Stockholders’ Equity (cont.)

Issuance of common stock

In July 2021, the Company was established with the issuance of 2,000 ordinary shares at a par value of KRW5,000 each. In June 2022, the Company implemented a 1-for-10 stock split, which increased the number of issued shares from 2,000 to 20,000. Subsequently, the general meeting of shareholders approved the issuance of 1,000 shares in June 2022 and 1,080 shares in August 2022 at a price of KRW 2,500,000 per share amounting to approximately $1,912,508 and $2,026,266, respectively.

Common Stock

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no pre-emptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Company.

Accumulated other comprehensive income

Accumulated other comprehensive income is consist of foreign currency translation adjustments and actuarial loss on defined severance benefits. In case of the actuarial loss on defined severance benefits, it is amortized into net periodic benefits cost on a straight-line basis over the expected average remaining service period of employees.

Dissenting Shareholder Appraisal Rights

In connection with the share exchange transactions contemplated by the share exchange agreements dated February 10, 2025, as amended (collectively, the “Agreements”), by and among the Company, EMT Sub Co., Ltd. (“EMT Sub”), and the other operating companies party thereto, shareholders who formally dissented at the general meeting of shareholders held to approve the share exchange (the “Share Exchange EGM”) were granted statutory appraisal rights under the Korean Commercial Code (the “Appraisal Rights”).

Pursuant to the Agreements, dissenting shareholders may obtain the Appraisal Rights by delivering to the Company, within 20 days from the date of the Share Exchange EGM, a written notice identifying the class and number of shares for which appraisal rights are elected (the “Appraisal Shares”). Upon receipt of valid notice, the Company is contingently required to repurchase the Appraisal Shares within two (2) months, provided the Share Exchange remains in effect and the dissenting shareholder does not withdraw its notice (by mutual agreement with the Company), after which any unpaid amount will begin to accrue interest at a statutorily dictated 6% interest rate per annum. The repurchase price for the Appraisal Shares was $1,992.75 per share, as determined by mutual agreement between the Company and the applicable dissenting shareholder through the Agreements.

Management accounts for these appraisal rights as a liability under ASC 480 measured at fair value, with changes recognized in earnings, until the obligation becomes unconditional at merger close.

As of December 31, 2025, the appraisal rights were measured at a fair value of $470,679.

11.    Defined Severance Benefits

(1)    The following table sets forth the defined severance benefits obligation as of December 31, 2025 and 2024:

(in US dollars)	2025	2024
Fair value of plan assets	$—	—
Defined severance benefits	(98,910)	(46,383)
Funded Status	$(98,910)	(46,383)

KMMI INC.
Notes to the Financial Statements

11.    Defined Severance Benefits (cont.)

(2)    The following table summarizes changes in the defined severance benefits obligation including benefit costs and benefits paid during 2025 and 2024:

	2025	2024
Beginning balance	$46,383	24,122
Service cost	40,686	22,296
Interest cost	1,528	853
Benefits paid	(9,215)	—
Actuarial loss	18,852	4,036
Foreign currency translation adjustments	676	(4,924)
Ending balance	$98,910	46,383

Classification:
Current	$20,387	5,795
Non-current	78,523	40,588

The Company has not contributed to plan assets at the reporting date and no contribution expected to be paid to the plan during the next fiscal year beginning after the reporting date. The Company measured defined severance benefits using the most recent mortality tables and mortality improvement scale in selecting mortality assumptions as of December 31, 2025, and 2024.

(3)    Net periodic benefit cost recognized during 2025 and 2024 were:

	2025	2024
Service cost	$40,686	22,296
Interest cost	1,528	853
Amortization of net actuarial loss	259	80
Net periodic benefit cost recognized	$42,473	23,229

For the years ended December 31, 2025 and 2024, the service cost component is included in selling, general and administrative expenses, interest cost is included in interest expense, and the amortization of net actuarial loss is included in other expense in the statements of operations.

(4)    The following table summarizes changes in accumulated other comprehensive income for defined severance benefits during 2025 and 2024:

	2025	2024
Beginning balance	$(6,989)	(3,033)
Actuarial loss, net of tax	(18,852)	(4,036)
Amortization of net actuarial loss	259	80
Ending balance	$(25,582)	(6,989)

(5)    Weighted-average assumptions used to determine defined severance benefits obligation for 2025 and 2024 were as follows:

	2025	2024
Discount rate	3.70%	3.40%
Rate of compensation increase	2.40%	2.40%

KMMI INC.
Notes to the Financial Statements

11.    Defined Severance Benefits (cont.)

(6)    The expected maturity analysis of undiscounted defined severance benefits as of December 31, 2025 and 2024 as follows:

(in US dollars)	2025	2024
Less than 1 year	$20,387	6,245
Between 1 – 2 years	12,324	4,487
Between 2 – 5 years	23,493	14,663
Over 5 years	64,808	36,628
Total	$121,012	62,023

12.    Supplemental Cash Flow Information

(in US dollars)	2025	2024
Supplemental disclosure of cash flow information:
Cash receipt during the period for interest	$1,407	1,301
Cash paid during the period for interest	(18,291)	(20,203)
Income taxes received(paid)	21	(197)

Non-cash investing and financing activities:
Transferred from construction in progress to the appropriate property, plant and equipment	—	277,916
Reclassification of long-term loan(related parties) to short-term loan(related parties)	—	439,889
Reclassification of other non-current assets(related parties) to non-trade account receivable(related parties)	—	54,730
Transferred from withholdings to long-term debt	—	293,259
Reclassification of short-term debt to long-term debt	—	668,338

13.    Commitments and Contingencies

(1)    Guarantees

The list of guarantees provided by third parties to the Company as of December 31, 2024 and 2023, are as follows:

(in US dollars) Provider	Type	Guaranteed Amount		Beneficiary
		2025	2024
Seoul Guarantee Insurance	Payment guarantee for trade payables	$35,124	34,286	Air First Co., Ltd
Seoul Guarantee Insurance	Performance guarantee A for ARO	62,840	61,340	Korea Land and Housing Corp.
Seoul Guarantee Insurance	Performance guarantee B for ARO	1,610	1,571	Korea Land and Housing Corp
Seoul Guarantee Insurance	Payment guarantee for subsidiary refund	2,507	—	Korea Occupational Safety and Health Agency

KMMI INC.
Notes to the Financial Statements

13.    Commitments and Contingencies (cont.)

(2)    Non-compliance with laws or regulations

In accordance with the Korean Capital Markets Act, the Company shall submit a securities report to the Financial Services Commission (FSC) when issuing securities to over 50 investors. Failure to submit a securities report may result in a fine not exceeding 3/100 of the offering price or revenue amount on the securities report (KRW 2 billion if it exceeds KRW 2 billion). Management notes such report was required but not submitted to FSC on time in 2022 upon issuance of new shares. Management is aware that this legal obligation arising from the past violation would impose the fine upon submission of the past-due report to FSC. Accordingly, the Company has recognized the provision of $33,870 as of December 31, 2025 and $33,061 as of December 31, 2024, which are reflected in other current liabilities on the balance sheets.

14.    Related Party Transactions

(1)    The Company’s list of Related parties is as follows:

Relationship	Name of Related Party
Management	Andy Chun (CEO)
Primary owners with more than 10% of shares	Soo Hyun Huh Kyung Won Moon
Other parties that can significantly influence the management or operating policies	ADE METALS INC. JNS INDUSTRY INC.
Management of the entity and members of their immediate families	Sun Mi Yu Young Hun Kim Hyuck Soo Lee Annabeth Chun Matthew Jiwon Chun Emily Yewon Chun Allen Chun Daren Chun Elin Chun Tae Hwan Yu Ji Hwan Yu Sin Ja Park Chang Soo Chun Yoo Heon Chun

(2)    Related party transactions are as follows:

Related parties	Transactions	2025	2024
ADE METALS INC.	Interest income	$15,820	16,496
JNS INDUSTRY INC.	Interest income	3,164	3,299
ADE METALS INC.	Purchase of property, plant and equipment	3,934	—
JNS INDUSTRY INC.	Purchase of property, plant and equipment	—	24,798
JNS INDUSTRY INC.	Commission fee	844	—
Shareholders	Loss on share repurchase liabilities	470,679	—

KMMI INC.
Notes to the Financial Statements

14.    Related Party Transactions (cont.)

In March 2022, the Company entered into a loan agreement with ADE METALS INC. for KRW 500 million. Subsequently, in April 2022, a similar loan agreement was executed with JNS INDUSTRY INC. for KRW 100 million. The Chief Executive Officer (CEO) of the Company has ownership interests in both entities: ADE METALS INC. is wholly owned by the CEO, and JNS INDUSTRY INC. is 20% owned by the CEO and 80% owned by the CEO’s immediate family. Both loan agreements carry an interest rate of 4.5%. In July 2025, the Company received full repayment of the short-term loans

(3)    Amounts due from related parties, are as follows:

Related parties	Balances	2025	2024
ADE METALS INC.	Short-term loan	$—	340,136
ADE METALS INC.	Non-trade account receivable(*1)	59,156	42,438
JNS INDUSTRY INC.	Short-term loan	—	68,027
JNS INDUSTRY INC.	Non-trade account receivable(*1)	11,685	8,345
Shareholders	Share repurchase liabilities	470,679	—

____________

(*1)    Non-trade account receivable consists of interest income receivable.

15.    Subsequent Events

The Company has evaluated subsequent events from the financial statements date through the date the financial statements were available to be issued.

In January 2026, the Company completed a comprehensive share exchange transaction pursuant to the approved share exchange agreement and became a wholly owned subsidiary of EMT Sub Co., Ltd.

Under the share exchange, all outstanding shares of KMMI were transferred to EMT Sub in exchange for equity interests of EMT Sub. Existing shareholders of KMMI received shares of EMT Sub at an exchange ratio of 0.4187 shares of EMT Sub for each share of KMMI common stock. No cash consideration was paid in connection with the share exchange, except for payments related to dissenting shareholders.

Certain shareholders exercised their appraisal rights under the Korean Commercial Law. Shareholders were entitled to exercise such rights from May 16, 2025, the date of the notice of the shareholders’ meeting, through the closing of the shareholders’ meeting on June 2, 2025. As a result, the Company recognized a payable to dissenting shareholders in 2025.

The obligation to settle the appraisal rights remains with the Company; however, the funding required to satisfy such obligation is expected to be provided by Evolution Metals & Technologies Corp.

Upon the closing of the share exchange transaction in January 2026, the Company obtained shares of its parent company, Evolution Metals and Technologies Corp. (“EMAT”), in exchange for its outstanding shares. The Company intends to liquidate such shares and use the proceeds to settle the obligation to dissenting shareholders.

The payment amount was approximately $27.95 million as of the closing of the share exchange transaction and continues to accrue statutory interest until the actual payment date.

In March 2026, the Company entered into a short-term loan agreement with Beacon Advisory, a related party, for working capital purposes. Under the terms of the agreement, the Company borrowed approximately $67 thousand, with an annual interest rate of 4.6% and a maturity date of September 23, 2026.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Evolution Metals & Technologies Corp. and
the Shareholders of NS World Co., Ltd

Opinion

We have audited the accompanying financial statements of NS World Co., Ltd (the Company), which comprise the balance sheet as of December 31, 2025, and the related statements of operations, comprehensive loss, changes in stockholders’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(3) to the financial statements, the Company has incurred a net loss, has negative working capital, and has stated that these events or conditions indicate that a material uncertainty exists that casts significant doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(3). The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Related Party Transactions

As discussed in Note 18 to the financial statements, the Company engages in significant transactions with related parties, including those involving revenues, inventory purchases, accounts receivable, and accounts payable. For the year ended December 31, 2025, revenue generated from related parties totaled $456,882, representing approximately 7.2% of the Company’s total revenue. As of December 31, 2025, balances with related parties included trade accounts receivable of $927,335 and non-trade accounts receivable of $750,550, representing approximately 16.6% and 13.5% of total assets, respectively. In addition, related party trade accounts payable and non-trade accounts payable were $1,428,229 and $872,987, respectively, representing approximately 19.6% and 12.0% of total liabilities as of December 31, 2025. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•        Exercise professional judgment and maintain professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ UHY LLP

New York, New York

March 31, 2026

REPORT OF INDEPENDENT AUDITORS

The Shareholders and Board of Directors
NS World Co., Ltd.

Opinion

We have audited the financial statements of NS World Co., Ltd. (the “Company”), which comprise the balance sheet as of December 31, 2024 and the related statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(3) to the financial statements, the Company has incurred a net loss, has a negative working capital, and has stated that these events or conditions indicate that a material uncertainty exists that casts significant doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(3). The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•        Exercise professional judgment and maintain professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young Han Young

Seoul, the Republic of Korea
April 21, 2025

NS World Co., Ltd.

Balance Sheets

(in US dollars)

	Notes	December 31, 2025	December 31, 2024
Assets:
Cash and cash equivalents		$793,843	359,394
Current held-to-maturity investments		—	28,571
Trade accounts receivable, net	2,3	575,079	716,998
Trade accounts receivable (related parties)	2,3,18	927,335	674,774
Non-trade accounts receivable	4	184,252	1,058,424
Non-trade accounts receivable (related parties)	4,18	750,550	1,577,693
Inventories, net	5	905,883	981,603
Prepaids and other current assets		108,861	34,364
Total current assets		4,245,803	5,431,821

Property, plant and equipment, net	1,7,8	1,280,826	1,347,492
Operating lease right-of-use assets	8	—	4,616
Other non-current assets		50,916	60,320
Total non-current assets		1,331,742	1,412,428
Total assets		$5,577,545	6,844,249

Liabilities and Stockholders’ Deficit
Liabilities:
Trade accounts payable		$411,751	155,660
Trade accounts payable (related parties)	18	1,428,229	640,450
Non-trade accounts payable		117,425	994,381
Non-trade accounts payable (related parties)	18	872,987	2,149,361
Accrued expenses		77,052	77,223
Short-term debt	9	367,981	223,298
Short-term debt (related parties)	9,18	2,130,412	2,079,543
Current portion of long-term debt	9	121,848	198,455
Current portion of long-term debt (related parties)	9,18	15,653	9,361
Redeemable convertible preferred stock (related parties)	6,12,18	—	1,007,641
Current portion of finance lease liabilities	8	29,191	30,598
Current portion of operating lease liabilities	8	—	4,616
Current portion of defined severance benefits	15	641,226	498,968
Share repurchase liabilities	6,19	109,566	—
Other current liabilities		313,733	134,796
Total current liabilities		6,637,054	8,204,351

Long-term debt	9	40,568	158,537
Long-term debt (related parties)	9,18	205,352	215,728
Other non-current liabilities		25,493	—
Finance lease liabilities (non-current)	8	36,706	56,506
Defined severance benefits	15	342,712	290,357
Total non-current liabilities		650,831	721,128
Total liabilities		7,287,885	8,925,479

Stockholders’ deficit:
Common stock, par value of KRW5,000, authorized 1,006,220 shares; issued and outstanding 289,055 shares as of December 31, 2025, and 251,555 shares as of December 31, 2024	14	1,266,165	1,130,991
Additional paid-in capital		815,015	—
Accumulated deficit		(3,240,547)	(2,695,335)
Accumulated other comprehensive loss		(550,973)	(516,886)
Total deficit		(1,710,340)	(2,081,230)
Total liabilities and stockholders’ deficit		$5,577,545	6,844,249

See accompanying notes to the financial statements.

NS World Co., Ltd.

Statements of Operations

(in US dollars)

	Notes	For the year ended December 31, 2025	For the year ended December 31, 2024
Net revenues	1,2	$5,916,888	5,588,220
Net revenues (related parties)	18	456,882	463,048
Total revenues		6,373,770	6,051,268

Cost of sales		(5,144,325)	(5,218,333)
Selling, general, and administrative expenses	1	(1,620,895)	(1,223,833)
Other operating income (related parties)	13,18	37,662	13,197
Other operating income	13	23,436	134,172
Operating loss		(330,352)	(243,529)

Other income (non-operating)		37,332	13,309
Other expense		(67,391)	(108,020)
Interest income		8,421	7,362
Interest expense		(57,444)	(56,630)
Interest expense (related parties)	18	(121,222)	(87,670)
Gain on foreign currency	1	159,375	257,587
Loss on foreign currency	1	(178,156)	(229,385)
Gain on valuation of redeemable convertible preferred stock	6	114,768	74,950
Loss on share repurchase liabilities	19	(110,543)	—
Loss before tax		(545,212)	(372,026)
Income tax expense	10	—	—
Loss for the year		$(545,212)	(372,026)

See accompanying notes to the financial statements.

NS World Co., Ltd.

Statements of Comprehensive Loss

(in US dollars)

	Notes	For the year ended December 31, 2025	For the year ended December 31, 2024
Loss for the year		$(545,212)	(372,026)

Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax		(78,137)	263,950
Actuarial loss on defined benefits, net of tax	15	(14,440)	(104,484)
Total other comprehensive income (loss)		(92,577)	159,466
Total comprehensive loss		$(637,789)	(212,560)

See accompanying notes to the financial statements.

NS World Co., Ltd.

Statements of Changes in Stockholders’ Deficit

(in US dollars)

	Common stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ deficit
Balances at January 1, 2024	$1,130,991	—	(676,352)	(2,323,309)	(1,868,670)
Loss for the period	—	—	—	(372,026)	(372,026)
Foreign currency translation adjustments, net of tax	—	—	263,950	—	263,950
Actuarial loss on defined severance benefits, net of tax	—	—	(104,484)	—	(104,484)
Balances at December 31, 2024	$1,130,991	—	(516,886)	(2,695,335)	(2,081,230)

Balances at January 1, 2025	$1,130,991	—	(516,886)	(2,695,335)	(2,081,230)
Loss for the period	—	—	—	(545,212)	(545,212)
Foreign currency translation adjustments, net of tax	—	—	(78,137)	—	(78,137)
Actuarial gain on defined severance benefits, net of tax	—	—	(14,440)	—	(14,440)
Amortization of accumulated other comprehensive income	—	—	58,490	—	58,490
Changes in redeemable convertible preferred shares	135,174	815,015	—	—	950,189
Balances at December 31, 2025	$1,266,165	815,015	(550,973)	(3,240,547)	(1,710,340)

See accompanying notes to the financial statements.

NS World Co., Ltd.
Statements of Cash Flows

(In US dollars)

	For the year ended December 31, 2025	For the year ended December 31, 2024
Cash flows from operating activities
Loss for the year	$(545,212)	(372,026)

Adjustments to reconcile loss for the year to net cash provided by operating activities:
Inventory write-down (up) adjustment	(7,255)	10,449
Depreciation and amortization	178,793	183,557
Interest expenses	178,666	144,300
Pension benefits provision	180,316	157,547
Gain on valuation of redeemable convertible preferred stock	(114,768)	(74,950)
Interest income	(8,421)	(7,362)
Gain on foreign currency remeasurement	(141,787)	(231,916)
Loss on foreign currency remeasurement	92,901	193,080
Loss on share repurchase liabilities	110,543	—
Others(*1)	59,938	(18,514)
Change in operating assets and liabilities:
Trade accounts receivable, net	(192,384)	376,352
Non-trade accounts receivable, net	1,818,971	(1,149,251)
Inventories	107,876	503,346
Other assets	(52,407)	(16,431)
Trade accounts payable	1,174,631	(348,716)
Non-trade accounts payables	(2,277,412)	1,200,482
Other payables	47,313	48,580
Other liabilities	111,055	(89,395)
Cash paid during the period for interest	(141,276)	(108,450)
Net cash provided by operating activities	580,081	400,682

Cash flows from investing activities
Acquisitions of property, plant and equipment	(89,746)	(219,030)
Proceeds from sale of short-term financial instruments	29,531	26,140
Proceeds from disposal of property, plant and equipment	28,361	38,181
Receipt of government grants	23,476	60,999
Increase in loans	(74,531)	(86,949)
Decrease in loans	43,594	58,967
Other investing activities(*2)	(211)	(16,264)
Net cash used in investing activities	(39,526)	(137,956)

Cash flows from financing activities
Proceeds from short-term debt	1,450,578	231,245
Repayment of short-term debt	(1,306,710)	(219,853)
Repayment from current portion of long-term debt	(214,798)	(222,423)
Repayment of finance lease liabilities	(40,172)	(40,904)
Net cash used in financing activities	$(111,102)	(251,935)
Effect of exchange rate changes on cash and cash equivalents	4,996	(54,128)
Net increase in cash and cash equivalents	429,453	10,791
Cash and cash equivalents as of beginning of year	359,394	402,731
Cash and cash equivalents as of end of year	$793,843	359,394

____________

(*1)    USD 108,450 of amounts in prior periods has been reclassified as cash paid during the period for interest in order to conform to current year presentation.

(*2)    USD 58,967 of amounts in prior periods has been reclassified as decrease in loans in order to conform to current year presentation.

See accompanying notes to the financial statements.

NS World Co., Ltd.
Notes to the Financial Statements

1. Summary of Significant Accounting Policies

(1)    Description of Business

NS World Co., Ltd. (the Company) was incorporated in 2013 and the Company’s registered office is at 99, Naechuoksu-gil, Bugi-myeon, Cheongwon-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea. The Company specialize in the manufacture and sale of magnetic components for automobiles and electronic appliances.

(2)    Basis of Presentation

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

(3)    Going Concern

The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

Primarily due to a recent operating loss associated with the business, the Company incurred losses of $545,212 and $372,026 for the years ended December 31, 2025 and 2024, respectively. The Company had negative working capital of $3,185,094 and $3,131,924 which excludes the cash and cash equivalents of $793,843 and $359,394, and accumulated deficits of $3,240,547 and $2,695,335 as of December 31, 2025 and 2024, respectively. Absent any other action, the Company will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, and restructuring of operations to grow revenues and decrease expenses. However, upon the economic environment and the Company’s current capability, the Company may be unable to access future equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

Subsequent to December 31, 2025, the Company completed a comprehensive share exchange in January 2026 and became a wholly owned subsidiary within a broader corporate group. Management has considered the impact of this transaction in its going concern assessment and expects that financial and operational support may be available, if necessary, to support the Company’s planned operations. However, the extent and timing of such support are subject to uncertainties, and therefore the conditions described above continue to raise substantial doubt about the Company’s ability to continue as a going concern.

(4)    Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowance for credit losses. The valuation of fixed assets, inventory, notes receivable, lease liabilities and right-of-use asset; and fair value measurements of financial instruments, reserves for employee benefit obligations, income tax uncertainties, and other contingencies.

(5)    Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NS World Co., Ltd.
Notes to the Financial Statements

1. Summary of Significant Accounting Policies (cont.)

The Company presents restricted cash separately from cash and cash equivalents in the balance sheets and there is no restricted cash for the year ended December 31, 2025, and 2024.

As of December 31,2025, the Company maintains its cash and cash equivalents with Hana Bank, Woori Bank, Kookmin Bank and Industrial Bank of Korea (IBK),and the institutions are considered to be financially sound and stable within the Korean financial system.

The Company’s cash and cash equivalents totaled $793,843 as of December 31, 2025, compared with $359,394 as of December 31, 2024. A portion of these balances exceeded the deposit insurance coverage limit which is KRW 100,000,000(equivalent to $69,691 and $68,027 for the year ended December 31, 2025, and 2024) per institution provided by the Korea Deposit Insurance Corporation (KDIC). The Company has not experienced any losses on these deposits to date, and management believes that the credit risk associated with these financial institutions remains low.

(6)    Allowance for Credit Losses

The allowance for credit losses (ACL) is a valuation account deducted from the amortized cost basis to present the net amount expected to be collected.

The estimate of expected credit losses is based on the Company’s historical loss experience, adjusted for current and reasonable and supportable forecasts of economic conditions and other pertinent factors affecting the Company’s customers such as known credit risk or industry trends.

The allowance is estimated over the contractual term of the financial asset adjusted for expected prepayments. The contractual term excludes any extensions, renewals and modifications, unless the borrower has a contractual option that provides it with the unilateral ability to extend the maturity date. The Company does not have any off-balance-sheet credit exposures. Subsequent changes (favorable and unfavorable) in expected credit losses each period are recognized immediately in net income as either credit loss expense or a reversal.

Trade accounts receivable

The Company uses an aging schedule to estimate the ACL for trade accounts receivable. This method categorizes trade receivables into different groups based on industry and the number of days past due. Past due status is measured based on the number of days since the payment due date. The trade receivables are evaluated individually for expected credit losses if they no longer share similar risk characteristics. The Company determines that the receivables no longer share similar risk characteristic if they are past due balances over 90 days and over a specified amount. The Company evaluates the collectability of trade accounts receivable with payments that are more than 90 days past due on an individual basis to determine if any are deemed uncollectible. Trade accounts receivable balances are deemed uncollectible and written off as a deduction from the allowance after all means of collection have been exhausted. The company deemed the receivables from bankrupt customers, which have not been collected for an extended period this year, as uncollectible and wrote them off. (See Note 3).

(7)    Trade Accounts Receivable, net

Trade accounts receivable are recorded at the invoiced amount, net of an ACL and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows.

(8)    Inventories, net

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined by the weighted average method (for raw materials, sub-materials, finished goods and merchandise) and the specific identification method (for inventory in transit and work in process goods). The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions.

NS World Co., Ltd.
Notes to the Financial Statements

1. Summary of Significant Accounting Policies (cont.)

Cost of sales primarily consists of the purchase cost of products sold to customers, production labor costs, and direct and indirect costs related to production.

(9)    Revenue Recognition

The Company recognizes revenue when it satisfies performance obligations under the terms of its contracts, and control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products. This process involves identifying the customer contract, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Company considers a performance obligation satisfied once it has transferred control of a good or product to a customer, meaning the customer has the ability to direct the use and obtain the benefit of the product.

If the Company is principal in the revenue transactions, the Company recognizes revenue as gross, otherwise the Company recognizes on a net basis. Certain services that arrange for another party to transfer goods to a customer, where the Company does not maintain pricing discretion or retain control over the assets, are considered to act as an agent. Throughout the transaction, the Company does not retain the substantive risks and rewards associated with the underlying raw materials, and the counterparty retains control of the materials in a manner consistent with a typical sales transaction. The Company concludes to serve as an agent and recognizes the net amount as brokerage income in other operating income.

The Company engages in resale transactions where it purchases raw materials from specific parties, processes them, and resells them to the same counterparties. The Company provides a tolling manufacturing service for the counterparties in these arrangements, in which the counterparty retains control of the inventory throughout the process. The Company’s performance obligation under these arrangements is the delivery of tolling services. Accordingly, the net transaction amount is recognized as revenue upon completion of these services. The toll process revenue recognized for the year ended December 31, 2025 was $7,985. The Company also engages in repurchase transactions where it sells raw materials to specific parties and repurchases them after they have been processed. The Company has an obligation to repurchase the inventory in these transactions. The Company maintains control of the inventory throughout the process as the Company retains legal title to the inventory and bears inventory risk throughout the process. The processing period is typically 15 to 60 days, and the pricing is determined based on the counterparties’ processing costs. The Company accounts for these transactions as receiving toll manufacturing services rather than as distinct sales/purchases or product financing. As a result, the net transaction amount is recognized as processing fees (cost of goods manufactured). As of December 31, 2025, and 2024, the Company recognized non-trade accounts receivables of $802,237 and $2,555,265, respectively, and non-trade accounts payables of $914,930 and $3,114,212, respectively, related to repurchase transactions.

Shipping and handling costs associated with outbound freight, after control over product has transferred to a customer, are accounted for as a fulfillment cost and are included in selling, general and administrative expenses as incurred.

Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from sales.

The Company’s primary source of revenue is product and merchandise sales of components for automotive and home appliance magnets. Revenue from product and merchandise sales is recognized when control of the goods is transferred to the customer, which is typically at the point of delivery, at which time the significant risks and rewards of ownership also pass to the customer. Contracts with customers generally state the terms of the sale, including the quantity and price of each product purchased. Payment terms and conditions may vary by contract. Such contracts do not include a significant financing component. In addition, contracts typically do not contain variable consideration as

NS World Co., Ltd.
Notes to the Financial Statements

1. Summary of Significant Accounting Policies (cont.)

the contracts include stated prices, as such, no such provision — e.g. rebates or discounts — is provided. The Company provides assurance type warranties on all of its products, which are not separate performance obligations and are outside the scope of Topic 606. There was no loss contingencies related to warranties recorded as of December 31, 2025 and 2024.

(10)  Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Plant and equipment under finance leases are stated at the present value of the lease payments.

Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of buildings is 20 years, while the estimated useful lives of machinery and equipment is 6 years and others are 5 years.

Once an asset is identified for retirement or disposition, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded.

(11)  Government Grants

The Company receives grants from local government agencies and public institutions in relation to asset acquisition and research activity that are necessary for the Company’s business activities. Government grants are either deducted from the carrying amount of the related assets or recognized as income when there is reasonable assurance that the Company will comply with the relevant conditions and that the grant will be received. Government grants related to assets are presented in the Balance Sheets by deducting the grant from the carrying amount of the asset. If it is not related to the acquisition of an asset, it can be treated as a grant related to income. Government grants related to income are presented to other income (presented in operating income) in the statement of operations. For the years ended December 31, 2025, and 2024, the Company recognized asset-related grants of $86,302 and $60,999, respectively, (recorded as netting in the related asset accounts on the balance sheets) and income-related grants of $17,413 and $78,162, respectively.

The Company has elected to apply an accounting policy by analogy to IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, which is commonly accepted in practice under GAAP. The Company believes that this policy appropriately reflects the economic substance of the transactions and enhances comparability with other industry participants.

(12)  Leases

The Company has entered into various operating and finance lease agreements for certain office spaces, transportation equipment and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The Company has lease agreements with lease and non-lease components, and elected to utilize the practical expedient to account for lease and non-lease components together as a single combined lease component.

The Company also elected the short-term lease exception, except for real estate, and therefore only recognizes right-of-use assets and lease liabilities for leases with a term greater than one year. When determining lease terms, the Company factors in options to extend or terminate leases when it is reasonably certain that the Company will exercise that option.

Both operating lease right-of-use assets and operating lease liabilities, as well as finance lease right-of-use assets and finance lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

NS World Co., Ltd.
Notes to the Financial Statements

1. Summary of Significant Accounting Policies (cont.)

Lease expenses for operating leases are recognized on a straight-line basis over the lease term and classified as cost of sales or selling, general and administrative expenses depending on the nature of the leased asset. Depreciation expense on the right-of-use assets arising from finance leases are recognized over the lease term and classified as cost of sales or selling, general and administrative expenses depending on the nature of the leased asset. Interest expenses on finance lease liabilities are recognized as interest expenses in the statements of operations over the lease term.

(13)  Equipment Maintenance Activities

The Company incurs maintenance costs on its major equipment. Repair and maintenance costs are expensed as incurred.

(14)  Other Assets

Other assets (current and non-current) consist of prepaid expenses, value added tax, advance payments and leasehold deposits.

(15)  Research and Development and Advertising

Research and development and advertising costs are expensed as incurred. Research and development costs amounted to $163,496 and $188,492 in 2025 and 2024, respectively. Advertising costs amounted to $28,082 and $3,666 in 2025 and 2024. Such costs are included in selling, general, and administrative expenses in the statement of profit or loss.

(16)  Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of employee-related costs, depreciation on buildings and equipment, amortization of right-of-use assets, professional and service fees, lease and utilities expense.

(17)  Income Taxes

Income taxes are accounted for under the asset and liability method.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized to the extent that it is more likely than not that sufficient taxable income will be available to realize the related tax benefits.

The Company recognizes and measures uncertain tax positions taken or expected to be taken in a tax return utilizing a two-step process. In the first step, recognition, we determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU became effective on a prospective basis for the Company for the year-end December 31, 2025. The effect of ASU 2023-09 is reflected in Note 10. Management has concluded that the adoption of this standard will not have a material impact on the Company’s financial statements.

NS World Co., Ltd.
Notes to the Financial Statements

1. Summary of Significant Accounting Policies (cont.)

The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

(18)  Defined Severance Benefits

The Company has a defined benefit pension plan covering substantially all employees upon their retirement in accordance with the Retirement Benefit Security Act of Korea. For executives, the retirement allowance is applied in accordance with the Company’s Articles of Incorporation. Eligible employees and executives with one or more years of service are entitled to severance payments upon termination of employment, based on their length of service and pay rate.

The Company recognizes the net funded status of its pension plans in the balance sheets, measured as the difference between the projected benefit obligation and the fair value of plan assets, with corresponding changes recognized in earning or other comprehensive income. Under ASC 715, service cost, interest cost, expected return on plan assets, and the amortization of actuarial gains or losses and prior service cost are recognized in Net Income. Actuarial gains and losses and prior service cost arising from plan amendments are initially recorded in Other Comprehensive Income and subsequently amortized into Net Income in accordance with ASC 715.

The obligations are measured annually, or more frequently if there is a remeasurement event, based on our measurement date utilizing various actuarial assumptions and methodologies. The Company uses certain assumptions including, but not limited to, the discount rates, salary growth rates, and certain employee-related factors, such as turnover, retirement age and mortality. The Company uses the discount rate based on observations of relevant corporate bonds in the market.

The Company reviews actuarial assumptions and makes modifications to the assumptions based on current rates and trends when appropriate. The Company has adopted an amortization approach and the net cumulative gain or loss at the beginning of the period in excess of the corridor is amortized into net periodic benefit cost on a straight-line basis over the expected average remaining service period of the employees participating in the plan.

(19)  Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(20)  Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(21)  Fair Value Measurements

The Company measures the redeemable convertible preferred stock and dissenting shareholder appraisal rights at fair value.

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market.

NS World Co., Ltd.
Notes to the Financial Statements

1. Summary of Significant Accounting Policies (cont.)

When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels (see Note 6):

•        Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•        Level 2:    Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•        Level 3:    Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(22)  Foreign Currency

The functional currency of the Company is the Korean Won. Transactions in foreign currency occur from overseas sales and purchases and are conducted in U.S. dollars and Japanese yen. Transactions in foreign currencies are translated into the functional currency of the Company at the exchange rates at the dates of the transactions. Transaction gains and losses are included in “Gain/Loss on foreign currency” in the statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date, which are included in the Gain/Loss on foreign currency in the statements of operations. As of December 31, 2025, net asset underlying the foreign currency-denominated value are $158,167. As of December 31, 2024, net asset underlying the foreign currency-denominated value are $277,812.

Assets and liabilities of the Company are translated into U.S. dollars, the reporting currency, at the exchange rate in effect at the end of each period. Revenue and expenses for the Company are translated into U.S. dollars using average rates that approximate those in effect during the period. Currency translation adjustments are included in “Accumulated other comprehensive loss” a separate component of Stockholders’ deficit.

(23)  Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740) — Improvements to Income Tax Disclosures.” The standard requires disclosure of specific categories of an entity’s income tax expenses and income taxes paid among other disclosures. We adopted ASU 2023-09 for 2025 on a prospective basis, and upon adoption, the guidance did not have a material impact on our financial condition, results of operations, or cash flows, as the guidance pertains to disclosure only. Refer to Note 10 — “Income Taxes” for additional information.

In 2025, the FASB issued ASU 2025-05, which provides entities with a practical expedient permitting the use of current conditions as of the balance sheet date without incorporating expectations of future economic changes when developing reasonable and supportable forecasts as part of estimating expected credit losses.

The Company has elected to apply January 1, 2025, the practical expedient under ASU 2025-05. Consistent with this guidance, the Company does not incorporate forward-looking macroeconomic forecasts in its measurement of expected credit losses. Instead, the Company utilizes a historical roll-rate methodology based on the most recent three years of aging data to estimate expected credit losses on trade receivables. This approach aligns with the recent amendments, which permit credit loss estimates to be based solely on current conditions and observable historical loss experience. Under this framework, the Company’s existing roll-rate model remains appropriate, and no additional forward-looking assumptions are required beyond the Company’s historical collection patterns.

Accordingly, the Company’s adoption of ASU 2025-05 did not have a material impact on its financial statements

NS World Co., Ltd.
Notes to the Financial Statements

1. Summary of Significant Accounting Policies (cont.)

(24)  New Accounting Standards and Interpretations Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Reporting Comprehensive Income — Expense Disaggregation Disclosures, which becomes effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The standard requires to disclose disaggregated information about certain income statement expense line items. The Company has not yet completed its detailed assessment of the impact of this standard. Management is currently evaluating the potential effects of the new disclosure requirements on the Company’s financial statement presentation and related disclosures. At this time, the Company has not identified any material impact on its financial statements; however, the evaluation remains ongoing.

In November 2024, the FASB issued ASU 2024-04, Debt — Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions. ASU 2024-04 is effective for the Company’s annual reporting periods beginning after December 15, 2025. Adoption is either with a prospective method of transition or a retrospective method of transition that is retrospective to the later of the beginning of earliest period presented and the date the entity adopted ASU 2020-06. Early adoption is permitted for all entities that have adopted ASU 2020-06. The Company does not expect the adoption of ASU 2024-04 to have a material effect on its financial statements.

In December 2025, the FASB issued ASU 2025-10 Government Grants (Topic 832), which establishes the first comprehensive U.S. GAAP guidance for business entities on the recognition, measurement, and presentation of government grants. This new standard addresses the historical absence of explicit GAAP guidance that led many entities to analogize to IAS 20 or other models.

The guidance is effective for public business entities for annual periods beginning after December 15, 2028, including interim periods within those fiscal years, and one year later for all other entities. Early adoption is permitted.

The Company is currently evaluating the impact of this standard on its financial statements.

2. Significant Risks and Uncertainties Including Business and Credit Concentrations

The Company manufactures components for automotive and home appliance magnets. The Company’s main products are plastic magnets and rubber magnets.

The Company has a single operating segment and as of the end of the reporting period, assets and liabilities of the segment are the same as presented in financial statements.

The following table disaggregates revenue by category.

(in US dollars)	2025	2024
Revenue by category
Products	$5,432,286	4,941,810
Merchandise	933,499	1,046,619
Toll processing(*)	7,985	62,838

____________

(*)      This revenue corresponds to toll-processing revenue and relates to transactions in which the company purchases goods from the customer, Coreindus Co., Ltd., for consideration, performs processing, and then sells the processed goods. Because the company does not have control over the inventory in these transactions, the revenue is recognized on a net basis as an agent.

NS World Co., Ltd.
Notes to the Financial Statements

2. Significant Risks and Uncertainties Including Business and Credit Concentrations (cont.)

During 2025, domestic sales are approximately $5,877,248 (or 92% of total net revenue) and export sales are approximately $496,522 (or 8% of total net revenue).

During 2024, domestic sales are approximately $5,534,777 (or 91% of total net revenue) and export sales are approximately $516,491 (or 9% of total net revenue).

The major export countries are China and Vietnam. For the year ended December 31, 2025, the major export countries were China ($456,424 or 92%) and Vietnam ($18,692 or 4%)

Sales to a small number of major customers account for the majority of the Company’s total net revenue. If orders from existing major customers decrease, there is a possibility of a loss of sales, which may adversely affect business results.

For the year ended December 31, 2025, the customers accounting for 10% or more of total revenue are Customer A and Customer B, with revenues of $2,854,759 (or 45% of total net revenue) and $1,296,620(or 20% of total net revenue), respectively.

For the year ended December 31, 2024, the customers that accounted for 10% or more of total revenue are Customer A and Customer B, with revenues of $2,238,762(or 37% of total net revenue) and $1,300,954(or 21% of total net revenue), respectively.

The following table disaggregates trade accounts receivable by major customers.

(in US dollars)	2025		2024
Customer A	$31,798	(2%)	190,048	(14%)
Customer B	927,335	(61%)	620,307	(45%)
Total	$959,133	(63%)	810,355	(59%)

3. Trade Accounts Receivable, net

(1)    Allowance for credit losses as of December 31, 2025 and 2024 are as follows:

(in US dollars)	2025	2024
Allowance for credit losses (ACL)	$(33,140)	(10,297)

(2)    The following is a summary of the changes in allowance for credit losses for the years ended December 31, 2025 and 2024, respectively.

(in US dollars)	2025	2024
	Trade Receivables	Trade Receivables
Beginning	$(10,297)	(63,028)
Recoveries	—	48,485
Provision for credit losses	(22,792)	—
Others	(51)	4,246
Ending	$(33,140)	(10,297)

(3)    The following is contract liabilities representing the Company’s obligation to transfer goods or services to customers for which consideration has been received. There are no contract assets representing the Company’s right to consideration in exchange for goods or services transferred to the customers as of December 31, 2025 and 2024. These are presented within other current liabilities.

(in US dollars)	2025	2024
Contract liabilities	$78,546	—

NS World Co., Ltd.
Notes to the Financial Statements

4. Non-trade Accounts Receivable and Payable

(1)    Non-trade accounts receivable

The Company disaggregates the non-trade account receivable by type of financing receivable when assessing and monitoring risk and performance of the entire portfolio.

Short-term loan receivables are unsecured and generally have terms of one year, requiring payments of principal and interest at maturity. Other receivables generally represent receivables from repurchase/resale transaction and are unsecured, and they generally have terms of less than one year, requiring payments of principal at maturity.

The amortized cost basis of non-trade account receivable, net as of December 31, 2025 and 2024, respectively, are as follows:

(in US dollars)	2025	2024
Non-trade account receivable, net:
Short-term loan receivable	$10,154	13,993
Short-term loan receivable (related parties)	98,383	62,020
Other receivables	174,097	982,411
Toll Processing	150,069	977,573
Other	24,028	4,838
Other receivables (related parties)	652,168	1,577,693
Toll Processing	652,168	1,577,693
Other	—	—
Total	$934,802	2,636,117

There was no allowance for credit losses related to non-trade account receivable recorded as of December 31, 2025 and 2024.

(2)    Non-trade accounts payable

The balances of non-trade accounts payable as of December 31, 2025 and 2024, respectively, are as follows:

(in US dollars)	2025	2024
Non-trade account payable, net:
Other payables	117,425	994,381
Toll Processing	75,372	966,167
Other	42,053	28,214
Other payables (related parties)	872,987	2,149,361
Toll Processing	839,558	2,148,045
Other	33,429	1,316
Total	$990,412	3,143,742

NS World Co., Ltd.
Notes to the Financial Statements

5. Inventories

Details of Inventories as of December 31, 2025 and 2024 are as follows:

(in US dollars)	2025	2024
Raw materials	$208,960	150,252
Indirect materials	98,690	160,528
Inventory in transit	29,747	—
Work in process	162,981	345,690
Finished goods	454,565	356,757
Merchandise	28,592	51,193
Sub-total	983,535	1,064,420
Write-down of raw materials	(790)	(1,057)
Write-down of Indirect-materials	(32,255)	(13,964)
Write-down of Work in process	(5,263)	—
Write-down of finished goods	(39,344)	(67,796)
Total	$905,883	981,603

As of December 31, 2025 and December 31, 2024, the balance of the inventory provision was $77,652 and $82,817 respectively. There was provision of $(-)7,255 and $10,449 incurred during the year ended December 31, 2025 and 2024, respectively.

6. Fair Value Measurements

(1)    Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are reported in one of three levels reflecting the significant inputs used to determine fair value.

Level 1 —	Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date.
Level 2 —

Observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 —	Unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value.

(2)    The following summarizes our financial liabilities that are measured at fair value:

(in US dollars)	Classification	Measurement Level	2025	2024
Redeemable convertible preferred stock (RCPS)	Financial liabilities	Level 3	$—	1,007,641
Dissenting shareholder appraisal rights (DSAR)	Share repurchase liabilities	Level 3	109,566	—

NS World Co., Ltd.
Notes to the Financial Statements

6. Fair Value Measurements (cont.)

(3)    The following table summarizes changes in the redeemable convertible preferred stock and dissenting shareholder appraisal rights during 2025 and 2024:

	2025		2024
(in US dollars)	RCPS	DSAR	RCPS	DSAR
Beginning January 1	$1,007,641	—	1,228,062	—
Loss (Gain) in fair value	(114,768)	110,543	(74,950)	—
Conversion to common shares	(950,189)	—	—	—
Changes in foreign currency translation	57,316	(977)	(145,471)	—
Ending December 31	—	109,566	1,007,641	—

The change in fair value of the redeemable convertible preferred stock resulted in a gain of $114,768 and $74,950 for the year ended December 31, 2025, and December 31, 2024, which was recognized in the statements of operations within loss and gain on valuation of redeemable convertible preferred stock. Redeemable convertible shares were converted to common shares during the year ended December 31, 2025.

As of December 31, 2025, the Company’s liability related to dissenting shareholder appraisal rights (“DSAR put option”) is classified as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs. The change in fair value of the DSAR put option resulted in a loss of $110,543 for the year ended December 31, 2025, which was recognized in the statements of operations within loss on share repurchase liabilities.

(4)    The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, commercial paper notes, accounts payable and accrued expenses, approximate fair value due to their short maturities.

Our short-term and long-term debt are recorded at amortized cost. The carrying amount of the long-term debt approximates its fair value as of December 31, 2025, and December 31, 2024, due primarily to the interest rates approximating market interest rates.

(5)    Redeemable convertible preferred stock (RCPS)

The Company estimated the fair value of redeemable convertible preferred stock using the Tsiveriotis-Fernandes model with strip and bootstrapping method. The fair value is estimated using Level 3 inputs based on stock price volatility of similar listed companies.

Quantitative information as of December 31, 2024 for the significant unobservable inputs of redeemable convertible preferred stock used to value the Company’s Level 3 liabilities measured at fair value:

	Unobservable Inputs	Assumptions	Factors
December 31, 2024	Volatility	Mean of the annual volatility of proxy companies	45.8%
	Risk neutrality probability, max	Dynamic hedge for each node	48.8%

As of December 31, 2025, there were no liabilities required to be measured at fair value, as the redeemable convertible preferred stock, which matured in May 2025, was automatically converted into common stock upon maturity.

NS World Co., Ltd.
Notes to the Financial Statements

6. Fair Value Measurements (cont.)

For the fair value of the redeemable convertible preferred stock, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects in the statement of profit or loss.

	2025		2024
(in US dollars)	Increase	Decrease	Increase	Decrease
Volatility of underlying stock price (+/-10%p)	$—	—	(21,095)	21,060
Underlying stock price (+/-5%p)	—	—	(31,312)	31,312

(6)    Valuation of DSAR Put Option

The DSAR put option represents a freestanding financial instrument that provides dissenting shareholders with the right to require the Company to repurchase their shares at a predetermined price, contingent on closing of the Share Exchange Agreement described in Note 14. The Company accounts for this instrument as a derivative liability measured at fair value, with changes in fair value recognized in earnings.

The fair value of the DSAR put option is determined using a valuation model based on the difference between:

1)      the present value of the expected cash settlement amount (including statutory interest), and

2)      the present value of the underlying share value to be received in a share exchange transaction

The valuation incorporates significant assumptions, including:

1)      expected cash settlement value based on contractual terms and statutory interest rates

2)      estimated fair value of the Company’s shares

3)      probability of occurrence of the underlying transaction

4)      discount rates reflecting the time value of money

Due to the use of significant unobservable inputs, the DSAR put option is classified as a Level 3 financial liability.

7. Property, plant and equipment

(1)    Details of Property, plant and equipment as of December 31, 2025 and 2024 are as follows:

	Useful Lives	Initial Cost		Accumulated depreciation		Carrying Amount
(in US dollars)		2025	2024	2025	2024	2025	2024
Land	—	$666,242	650,333	—	—	666,242	650,333
Buildings, structures and related equipment	20	545,392	502,995	(338,380)	(289,315)	207,012	213,680
Machinery and equipment	6	928,119	1,001,196	(763,141)	(772,514)	164,978	228,682
Vehicles	5	77,575	49,046	(36,097)	(29,610)	41,478	19,436
Furniture and fixtures	5	39,465	38,522	(39,462)	(38,519)	3	3
Construction in progress		20,008	37,354	—	—	20,008	37,354
Tools and Office Equipment	5	855,366	805,010	(745,658)	(684,937)	109,708	120,073
Finance lease right-of-use assets	5	148,839	148,753	(77,442)	(70,822)	71,397	77,931
Total		$3,281,006	3,233,209	(2,000,180)	(1,885,717)	1,280,826	1,347,492

Total depreciation for the years ended December 31, 2025 and 2024 was $178,793 and $183,557, respectively.

NS World Co., Ltd.
Notes to the Financial Statements

7. Property, plant and equipment (cont.)

(2)    As of December 31,2025, the details of Property, plant and equipment pledged as collateral are as follows:

Collateral Provided Asset	Net Carrying Value	Pledged Amount	Creditor	Relevant Debt Amount
Land and buildings	$800,972	965,419	Industrial Bank of Korea	737,794
Machinery and equipment	50,325

8. Leases

The Company has operating leases for certain office spaces and finance leases for certain transportation equipment. Operating lease assets and liabilities are included in operating lease right-of-use assets and operating lease liabilities, respectively, on the balance sheets. Finance lease assets and liabilities are included in property, plant and equipment and finance lease liabilities, respectively, on the balance sheets.

The lease agreement of office space includes renewal options. Because the Company is not reasonably certain to exercise these renewal options, the options are not considered in determining the lease term, and associated potential option payments are excluded from lease payments.

The Company’s leases generally do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments only.

(1)    The components of lease expense for the years ended December 31, 2025 and 2024 were as follows:

(in US dollars)	2025	2024
Operating lease expense	$—	6,158
Finance lease expense:
Amortization of right-of-use assets	25,727	32,063
Interest on lease liabilities	6,770	11,063
Sub-total	32,497	43,126
Short-term lease expense	751	783
Total	$33,248	50,067

(2)    Amounts reported in the balance sheets as of December 31, 2025 and 2024 were as follows:

(in US dollars)	2025	2024
Operating Leases:
Operating lease right-of-use assets	$—	4,616
Long-term operating lease liabilities	—	—
Current portion of long-term and short-term operating lease liabilities	—	4,616
Total	$—	4,616

Finance Leases:
Finance lease right-of-use assets	$148,839	148,753
Less: Accumulated amortization assets	(77,442)	(70,822)
Total	$71,397	77,931
Long-term finance lease liabilities	$36,706	56,506
Current portion of long-term finance lease liabilities	29,191	30,598
Total	$65,897	87,104

NS World Co., Ltd.
Notes to the Financial Statements

8. Leases (cont.)

(3)    Other information related to leases as of December 31, 2025 and 2024 were as follows:

(in US dollars)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Cash used in operations for operating leases	$—	6,158
Cash used in operations for finance leases	40,172	40,904

Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$—	5,937
Finance leases	39,960	—

Reductions to ROU assets resulting from reductions to lease obligations:
Operating leases	—	5,855
Finance leases	48,476	32,063

Weighted average remaining lease term:
Operating leases	—	0.84 years
Finance leases	2.64 years	2.54 years

Weighted average discount rate
Operating leases	—	6.83%
Finance leases	9.69%	10.03%

(4)    Maturities of lease liabilities under noncancellable leases as of December 31, 2025 are as follows:

(in US dollars)	2025
Finance Lease
2026	$34,280
2027	24,990
2028	6,411
2029	6,411
2030	2,718
Thereafter	—
Sub-total	74,810
Less imputed interest	(8,913)
Total	$65,897

NS World Co., Ltd.
Notes to the Financial Statements

9. Debt

(1)    Short-Term debt

Details of carrying amounts of short-term debt as of December 31, 2025 and 2024 are as follows:

(in US dollars) Maturity Date	Interest Rate (%)	Borrowing Limit	2025	2024
November 2026(*)	5.61	$139,383	$139,383	136,054
March 2026 – November 2026(*)	4.88 – 6.87	600,739	579,831	565,988
April 2026(*)	4.98	139,383	139,383	136,054
November 2026(*)	5.44	112,377	112,342	109,660
May 2026(*)	6.46	348,456	323,367	315,646
May 2026(*)	4.89 – 5.36	139,383	139,383	136,054
August 2026(*)	6.05	348,456	348,456	340,136
August 2026(*)	4.52	348,456	348,267	339,951
June 2026	4.60	300,000	138,000	138,000
May 2026 – June 2026	6.00	229,981	229,981	—
–	—	278,765	—	85,298
Total			$2,498,393	2,302,841

____________

(*)      The debt was borrowed from Industrial Bank of Korea, the primary owner of the Company.

The weighted-average interest rate on outstanding short-term debts was 5.54% at December 31, 2025.

(2)    Long-Term Debt

Details of carrying amounts of long-term debt as of December 31, 2025 and 2024 are as follows:

(in US dollars) Description	Maturity Date	Interest Rate (%)	Borrowing Limit	2025	2024
Working capital loans	March 2027	4.52	$125,444	$125,444	122,449
Facility loans	September 2031	1.50	67,182	55,140	63,184
Facility loans	March 2031	1.50	40,421	40,421	39,456
Working capital loans	March 2026 – February 2027	3.13 – 3.17	557,530	110,294	288,965
Working capital loans	March 2028	3.06	69,691	52,122	68,027
Sub-total				383,421	582,081
Less: current portion of long-term debt				(137,501)	(207,816)
Total				$245,920	374,265

Future principal payments for long-term debt as of December 31, 2025 are as follows:

(in US dollars)	Long-term debt
Less than 1 year	$137,501
Between 1 – 2 years	177,894
Between 2 – 5 years	58,813
Over 5 years	9,213
Total	$383,421

NS World Co., Ltd.
Notes to the Financial Statements

10. Income Taxes

We are subject to income taxation primarily in Republic of Korea. The Korean entities are subject to periodic or special tax examinations by the Republic of Korea tax authorities in accordance with the Framework Act on National Taxes. In general, the statute of limitations for corporate income tax in Korea is 5 years (it extends to 7 years for non-filing and 10 years for fraudulent activities). There are no ongoing tax audits or examinations by the Korean authorities.

(1)    There are no income tax (benefit) expenses recorded attributable to current taxes and deferred taxes, except tax expenses (benefit) directly recorded in equity for the years ended December 31, 2025 and 2024.

(2)    The components of loss before income taxes are as follows:

(in US dollars)	2025	2024
Korea	$(545,212)	(372,026)

(3)    Differences between the provision at the local statutory rate and the provision recorded are as follows:

(in US dollars)	2025		2024
	Amount	Rate(%)	Amount	Rate(%)
Taxes computed at the statutory rate	$(59,973)	11.0	(36,831)	9.9
Differences resulting from:
Other non-deductible expense	(104)	(0.0)	(49,605)	13.3
Tax credit	(43,277)	7.9	—	—
Change in valuation allowance	103,354	(18.9)	78,816	(21.2)
Other	—	—	7,620	(2.0)
Income tax (benefit) expense	$—	—	—	—
Effective tax rate (%)	—	—	—	—

Our resulting effective tax rate differs from the applicable statutory rate primarily due to changes in the valuation allowance against our deferred tax assets.

The Company’s primary business operations are conducted in Korea and are subject to Korea’s corporate income tax law. Therefore, the Company applies the corporate income tax rate of Korea and do not apply the United States federal income tax rate.

(4)    Income taxes of $109 were paid for the year ended December 31, 2025, and a tax refund of $19 was received for the year ended December 31, 2024.

(5)    The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities were as follows:

(in US dollars)	2025	2024
Deferred tax assets:
Accrued vacation	15,931	11,733
Lease liabilities	6,728	8,624
Redeemable convertible preferred stock	115,485	101,453
Retirement benefit	126,887	95,914
Inventories	29,455	32,839
Write-downs of inventories	12,093	15,438
Land revaluation	47,402	41,643
Net operating loss(NOL) carry-forward	186,988	114,492
Tax credit carry-forward(*)	203,648	83,581
Loss on share repurchase liabilities	12,052	—

NS World Co., Ltd.
Notes to the Financial Statements

10. Income Taxes (cont.)

(in US dollars)	2025	2024
Foreign currency translation	4,322	—
Others	32,611	25,675
Total deferred tax assets before VA	793,602	531,392
Valuation allowance (VA)	(750,356)	(488,426)
Total deferred tax assets	43,246	42,966

Deferred tax liabilities:
Property, plant and equipment	(14,468)	(11,305)
Right-of-use assets	(7,333)	(7,715)
Accrued expense	(9,375)	(3,980)
Provision and allowances	(644)	(2,808)
Foreign currency translation	—	(7,502)
Notes Receivable	(9,612)	(8,444)
Others	(1,814)	(1,212)
Total deferred tax liabilities	(43,246)	(42,966)
Net deferred tax assets	$—	—

____________

(*)      R&D (Research and Development) Tax Credit

11. Uncertain Tax Positions

There are no unrecognized tax benefits as of December 31, 2025 and 2024.

12. Redeemable convertible preferred stock

In May 2015, the Company issued 37,500 shares of redeemable convertible preferred stock (“RCPS”) with a 10-year maturity.

The details of the Company’s redeemable convertible preferred stock are as follows:

Category	Details
Issuance Date	May 22, 2015
Outstanding shares	37,500 shares
Par Value	5,000 KRW (equivalent to $3.5)
Issuance Amount	750,000,000 KRW (equivalent to $522,685)
Conversion Price	20,000 KRW (equivalent to $13.9)
Conversion Period	From the day following the issuance date until 10 years later (Subsequently automatically converted to common stock)
Conversion Ratio	1 preferred share to 1 common share (certain adjustments may apply based on the IPO offering price)
Redemption Guaranteed Yield	Annual 5.8%
Redemption Claimable Period	After 42 months from the issuance date, until the conversion
Dividends	participating cumulative, annual 1%

Upon the holder’s exercise of the redemption right during the year ended 2023, the RCPS became mandatorily redeemable in accordance with ASC 480, Distinguishing Liabilities from Equity. Therefore, the Company reclassified the RCPS to a financial liability. As of the reclassification date, the Company elected to measure the RCPS at fair value with changes in fair value recognized in earnings. See Note 6.

NS World Co., Ltd.
Notes to the Financial Statements

12. Redeemable convertible preferred stock (cont.)

The automatic conversion of the RCPS to common equity in May 2025, resulted in derecognition of the RCPS liability through settlement via issuance of common shares. Immediately prior to conversion, the liability was remeasured to fair value as of the conversion date. As a result of the automatic conversion of 37,500 redeemable convertible preferred shares (conversion ratio: 1 preferred share to 1 common share, conversion price: KRW 20,000), the total number of issued and outstanding common shares increased to 289,055 as of the conversion date.

13. Other Operating Income

Other operating income for the years ended December 31, 2025 and 2024 are as follows:

(in US dollars)	2025	2024
Government grant income	$17,413	78,162
Income from the provision of technical services	—	10,612
Brokerage income	4,518	—
Rental income	17,213	17,947
Gain on Disposal of Tangible Assets	21,954	34,265
Other operating income	—	6,383
Total	$61,098	147,369

14. Stockholders’ Deficit

As of December 31, 2025, the Company has 1,043,720 authorized shares of which 289,055 shares of common stock were issued and outstanding, with a par value KRW 5,000 per share. As of December 31, 2024, the Company had the same 1,043,720 authorized shares, of which 251,555 were common stock and 37,500 were redeemable convertible preferred stock, all issued and outstanding. The redeemable convertible preferred stock was converted into common stock during the current year.

Common Stock

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no pre-emptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Company.

Accumulated other comprehensive income(loss)

Accumulated other comprehensive income(loss) is consist of foreign currency translation adjustments and actuarial gain on net liability of defined benefits. In case of the actuarial gain on liability of defined benefits, it is amortized into net periodic benefits cost on a straight-line basis over the expected average remaining service period of employees.

Dissenting Shareholder Appraisal Rights

In connection with the share exchange transactions contemplated by the share exchange agreements dated February 10, 2025, as amended (collectively, the “Agreements”), by and among the Company, EMT Sub Co., Ltd. (“EMT Sub”), and the other operating companies party thereto, shareholders who formally dissented at the general meeting of shareholders held to approve the share exchange (the “Share Exchange EGM”) were granted statutory appraisal rights under the Korean Commercial Code (the “Appraisal Rights”).

NS World Co., Ltd.
Notes to the Financial Statements

14. Stockholders’ Deficit (cont.)

Pursuant to the Agreements, dissenting shareholders may obtain the Appraisal Rights by delivering to the Company, within 20 days from the date of the Share Exchange EGM, a written notice identifying the class and number of shares for which appraisal rights are elected (the “Appraisal Shares”). Upon receipt of valid notice, the Company is contingently required to repurchase the Appraisal Shares within two (2) months, provided the Share Exchange remains in effect and the dissenting shareholder does not withdraw its notice (by mutual agreement with the Company), after which any unpaid amount will begin to accrue interest at a statutorily dictated 6% interest rate per annum. The repurchase price for the Appraisal Shares was $44.87 per share, as determined by mutual agreement between the Company and the applicable dissenting shareholder through the Agreements.

Management accounts for these appraisal rights as a liability under ASC 480 measured at fair value, with changes recognized in earnings, until the obligation becomes unconditional at merger close.

15. Defined Severance Benefits

(1)    The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2025 and 2024;

(in US dollars)	2025	2024
Benefit obligations	$1,225,225	1,004,416
Fair value of plan assets	(241,288)	(215,091)
Funded status	$983,937	789,325

(2)    The following table summarizes changes in the defined severance benefits obligation including benefit costs and benefits paid during 2025 and 2024:

	Benefit obligations
(in US dollars)	2025	2024
Beginning balance	$1,004,416	878,506
Service cost	180,316	157,547
Interest cost	21,412	20,840
Actuarial loss	18,720	154,893
Benefits paid	(22,460)	(81,263)
Others	22,821	(126,107)
Ending balance	$1,225,225	1,004,416

Classification:
Current	$641,226	498,968
Non-current	583,999	505,448

The following table summarizes changes in the plan assets during 2025 and 2024:

	Plan assets
(in US dollars)	2025	2024
Beginning balance	$215,091	237,239
Employer contribution	9,141	8,798
Interest income	7,702	6,666
Actuarial gain (loss)	4,279	(6,658)
Benefits paid	—	—
Others	5,075	(30,954)
Ending balance	$241,288	215,091

As of December 31, 2025, the plan assets consisted of 99.7% time deposits and 0.3% cash equivalents.

NS World Co., Ltd.
Notes to the Financial Statements

15. Defined Severance Benefits (cont.)

(3)    Net periodic benefit cost recognized and other changes in plan assets and benefit obligations recognized in net loss.

(in US dollars)	2025	2024
Service cost	$180,316	157,547
Interest cost	13,710	14,174
Amortization of net actuarial loss	58,490	57,067
Net periodic benefit cost recognized	$252,516	228,788

For the years ended December 31, 2025 and 2024, the service cost component is included in cost of sales and selling, general and administrative expenses, interest cost is included in interest expense, and the amortization of net actuarial loss is included in other expense in the statements of operations.

(4)    The following table summarizes changes in accumulated other comprehensive income(loss) for pension benefits during 2025 and 2024:

(in US dollars)	2025	2024
Beginning balance	$(770,079)	(665,595)
Net actuarial gain(loss), net of tax	(14,441)	(161,551)
Amortization of net actuarial loss	58,491	57,067
Ending balance	$(726,029)	(770,079)

(5)    Weighted-average assumptions used to determine benefit obligations for 2025 and 2024 were as follows:

(in %)	2025	2024
Discount rate	3.3%	3.2%
Rate of compensation increase	2.4%	2.4%
Expected rate of return on assets	2.9%	3.4%
Mortality rate – KIDI (Korea Insurance Development Institute)	0.003 – 0.017%	0.003 – 0.017%
Termination rate – KIDI under 300 employees	6.3 – 30.0%	6.3 – 30.0%
Salary scale – KIDI under 300 employees	1.8 – 4.7%	1.8 – 4.7%

(6)    The expected maturity analysis of the Company’s undiscounted benefit obligation based on the same assumptions used to measure the Company’s benefit obligation as of December 31, 2025 and 2024 are as follows:

(in US dollars)	2025	2024
Less than 1 year	$882,513	714,059
Between 1 – 2 years	25,723	20,675
Between 2 – 5 years	82,217	65,874
Over 5 years	362,038	311,833
Total	$1,352,491	1,112,441

16. Supplemental Cash Flow Information

(in US dollars)	2025	2024
Supplemental disclosure of cash flow information:
Cash receipt during the period for interest	$719	696
Cash paid during the period for interest	(141,276)	(108,450)
Income taxes received(paid)	(109)	19

Non-cash investing and financing activities:
Obtaining a right-of-use asset in exchange for a lease liability	25,897	5,937
Conversion of the redeemable convertible preferred stock	950,189	—

NS World Co., Ltd.
Notes to the Financial Statements

17. Commitments and Contingencies

(1)    Guarantees and Warranties

1)      The list of payment guarantees provided by third parties to the Company as of December 31, 2025 is as follows:

(in US dollars) Provider	Type	Guaranteed Amount	Beneficiary
K-SURE (Korea Trade Insurance Corporation)	Trade Bill Loan	$89,902	Industrial Bank of Korea
KODIT (Korea Credit Guarantee Fund)	Operating Funds Loan	1,156,666	Industrial Bank of Korea
SGI (Seoul Guarantee Insurance)	Government Grant	11,004	Korea Occupational Safety and Health Agency

2)      The main commitments of short-term and long term debt with financial institutions as of December 31, 2025 are as follows:

(in US dollars) Financial Institution	Type	Credit Line	Used Amount
Industrial Bank of Korea(*1)(*2)	Operating Funds Loan	$2,409,680	2,351,417
KOSME (Korea SMEs and Startups Agency)	Operating Funds Loan	627,221	162,415
Woori Bank	Operating Funds Loan	557,530	—
Total		$3,594,431	2,513,832

____________

(*1)    As of December 31, 2025, land, buildings, machinery, and equipment have been provided as collateral (with a secured amount of $965,419) for long-term debt (refer to Note 7,9) and joint guarantees issued for related parties (refer to Note 18).

(*2)    As of December 31, 2025, the Company established pledge fire insurance claims (with a pledge amount of $741,201) (refer to Note 9).

18. Related Party Transactions

(1)    The Company’s list of related parties is as follows:

Relationship	Name of Related Party
Primary owners with more than 10% of shares	Kim Kangyong (CEO)
Kang Sunhee
Industrial Bank of Korea (IBK)
Other parties with which the entity may deal if one party controls or can significantly influence the management	N&P Co., Ltd Hi-Q MAG Co., Ltd. Tianjin TNTT Co., Ltd. KCM INDUSTRY Co., Ltd.

NS World Co., Ltd.
Notes to the Financial Statements

18. Related Party Transactions (cont.)

(2)    Transactions between the Company and its major shareholders or other related parties, involving sales of products and services, expenses for raw materials, and other ordinary course business expenses, are included in the financial statements.

(in US dollars)	2025	2024
Net sales	$456,882	463,048
Tianjin TNTT Co., Ltd.	456,424	408,254
N&P Co., Ltd	458	54,794
Rental income	12,656	13,197
N&P Co., Ltd	12,656	13,197
Other operating income(*)	25,006	—
Tianjin TNTT Co., Ltd.	12,936	—
N&P Co., Ltd	2,227	—
Hi-Q MAG Co., Ltd	9,843	—
Interest income	—	7,343
Industrial Bank of Korea	—	7,343
Purchase of raw materials, merchandise	1,533,032	667,166
Tianjin TNTT Co., Ltd.	—	201,771
N&P Co., Ltd	234,076	392,813
KCM INDUSTRY Co., Ltd.	1,298,956	72,582
Subcontracting costs(**)	656,999	462,491
Tianjin TNTT Co., Ltd.	282,254	197,556
N&P Co., Ltd	—	48,728
Hi-Q MAG Co., Ltd	374,745	216,207
Other expenses(***)	124,221	95,920
Industrial Bank of Korea	121,221	87,670
Tianjin TNTT Co., Ltd.	3,000	2,092
N&P Co., Ltd	—	6,158

____________

(*)      Consists of income from the provision of technical services and brokerage income, gain on disposal of tangible assets.

(**)    Consists of repurchase transactions where the Company sells raw materials to specific parties and repurchases them after they have been processed.

(***)  Primarily consists of interest expense ($121,221 in 2025 and $87,670 in 2024)

NS World Co., Ltd.
Notes to the Financial Statements

18. Related Party Transactions (cont.)

(3)    Amounts due from or to its officers, employees, and significant shareholders are as follows:

(in US dollars)	2025	2024
Cash and cash equivalents(*)	$792,125	310,238
Industrial Bank of Korea	792,125	310,238
Trade accounts receivable	927,335	674,774
Tianjin TNTT Co., Ltd.	927,335	620,307
N&P Co., Ltd	—	54,467
Non-trade accounts receivable(**)	652,168	1,577,693
Tianjin TNTT Co., Ltd.	652,168	562,089
N&P Co., Ltd	—	339,390
Hi-Q MAG Co., Ltd.	—	671,071
Trade accounts payable	1,428,229	640,450
Tianjin TNTT Co., Ltd.	733,345	—
N&P Co., Ltd	—	345,450
KCM INDUSTRY Co., Ltd.	694,884	295,000
Non-trade accounts payables(***)	872,987	2,149,361
Tianjin TNTT Co., Ltd.	549,175	792,972
N&P Co., Ltd	—	450,350
Hi-Q MAG Co., Ltd.	323,812	906,039

____________

(*)      Cash held through Industrial Bank of Korea accounts

(**)    Excluded short-term loan. Most of the amounts were generated from repurchase/resale transactions.

(***)  Most of the amounts were generated from repurchase/resale transactions.

(4)     Related party transactions between the Company, its officers, employees, and significant shareholders comprise loan, debt and redeemable convertible preferred stock. Amounts due from or to its officers, employees, and significant shareholders are as follows:

	2025			2024
(in US dollars)	Short-term loan	Short-term debt	Long-term debt	Short-term loan	Short-term debt	Long-term debt
Beginning	$62,020	2,088,903	215,728	34,568	2,538,334	119,746
Increase(*)	106,333	15,792	—	64,955	12,669	131,967
Decrease(*)	(71,177)	(9,675)	(15,792)	(30,792)	(160,941)	(12,669)
Others	1,206	51,045	5,417	(6,711)	(301,158)	(23,316)
Ending	$98,383	2,146,065	205,352	62,020	2,088,904	215,728

____________

(*)      Increase reflects new issuances and reclassifications from long-term to short-term (liquidity replacement), while Decrease reflects repayments and reclassifications from short-term to long-term.

NS World Co., Ltd.
Notes to the Financial Statements

18. Related Party Transactions (cont.)

(5)    The Company provides a guarantee for borrowing to entities under common control and related parties (individuals).

(in US dollars)	2025
Guarantee to entities under common control	$397,240
N&P Co., Ltd (Joint and several guarantee for borrowings)	397,240
Guarantee to related parties (individuals)	165,031
Kim Kangyong (CEO) (Joint and several guarantee for borrowings)	165,031
Total	562,271

(6)    The Company received a guarantee for borrowings from related parties (individuals).

(in US dollars)	2025
Guarantee from related parties (individuals)	$177,838
Kim Kangyong (CEO) (Joint and several guarantee for borrowings)	177,838

19. Subsequent Events

(1)    Comprehensive share exchange and dissenting shareholders appraisal rights

The Company has evaluated subsequent events from the financial statements date through the date the financial statements were available to be issued.

In January 2026, the Company completed a comprehensive share exchange transaction pursuant to the approved share exchange agreement and became a wholly owned subsidiary of EMT Sub Co., Ltd.

Under the share exchange, all outstanding shares of the Company were transferred to EMT Sub in exchange for equity interests of EMT Sub. Existing shareholders of the Company received shares of EMT Sub at an exchange ratio of 0.009427 shares of EMT Sub for each share of the Company’s common stock. No cash consideration was paid in connection with the share exchange, except for payments related to dissenting shareholders.

Certain shareholders exercised their appraisal rights under the Korean Commercial Law. Shareholders were entitled to exercise such rights from May 16, 2025, the date of the notice of the shareholders’ meeting, through the closing of the shareholders’ meeting on June 2, 2025. As a result, the Company recognized a payable to dissenting shareholders in 2025.

The obligation to settle the appraisal rights remains with the Company; however, the funding required to satisfy such obligation is expected to be provided by Evolution Metals & Technologies Corp.

Upon the closing of the share exchange transaction in January 2026, the Company obtained shares of its parent company, Evolution Metals and Technologies Corp. (“EMAT”), in exchange for its outstanding shares. The Company intends to liquidate such shares and use the proceeds to settle the obligation to dissenting shareholders.

The payment amount was approximately $6.50 million as of the closing of the share exchange transaction and continues to accrue statutory interest until the actual payment date.

(2)    Extension of borrowings

In March 2026, the Company extended the maturity of one of its borrowings from the Industrial Bank of Korea amounting to $188,166 (equivalent to KRW 270 million) by one year, with the revised maturity date falling in March 2027. In March 2026, the Company’s board also approved the extension of another of its borrowings from the Industrial Bank of Korea amounting to $139,383 (equivalent to KRW 200 million) by one year, with the revised maturity date falling in April 2027.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Handa Lab Co., Ltd. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Handa Lab Co., Ltd. and Subsidiary (the “Company”) as of December 31, 2025, and the related consolidated statement of operations and comprehensive loss for the year ended December 31, 2025, and consolidated statement of cash flows and changes in stockholders’ equity for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s decline in sales associated with the business and net loss and negative cash flows from operations in the current period raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions, and management’s plans regarding those matters, are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRASSI & CO., CPAs, P.C.

We have served as the Company’s auditor since 2025.

Glastonbury, Connecticut

March 31, 2026

Report of Independent Auditors

The Shareholders and Board of Directors
Handa Lab Co., Ltd.

Opinion

We have audited the consolidated financial statements of Handa Lab Co., Ltd. and subsidiary (the “Group”), which comprise the consolidated balance sheet as of December 31, 2024 and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of the Group and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1(3) to the consolidated financial statements, the Group has incurred a net loss, has a negative working capital, and has stated that these events or conditions indicate that a material uncertainty exists that casts significant doubt on the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(3). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•        Exercise professional judgment and maintain professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young Han Young

Seoul, the Republic of Korea
April 21, 2025

Handa Lab Co., Ltd. and Subsidiary
Consolidated Balance Sheets
(in US dollars)

	Notes	December 31, 2025	December 31, 2024
Assets:
Cash and cash equivalents		$461,180	553,907
Trade accounts receivable	2,3	70,298	13,320
Non-trade account receivable	4	17,606	34,607
Non-trade account receivable (Related party)	4,15	—	68,027
Short-term financial instruments		—	204,082
Inventories	5	3,974	16,593
Prepaids and other current assets		4,356	1,914
Total current assets		557,414	892,450

Property, plant and equipment, net	6	305,295	292,793
Operating lease right-of-use assets	7	1,699	2,716
Intangible assets, net	14	88,787	94,358
Other non-current assets		41,192	16,405
Total non-current assets		436,973	406,272
Total assets		$994,387	1,298,722

Liabilities and Stockholders’ Equity
Liabilities:
Trade accounts payable		$9,359	1,347
Non-trade accounts payables		33,205	22,542
Contract liabilities		40,769	—
Current portion of finance lease liabilities	7	6,624	6,465
Current portion of operating lease liabilities	7	1,170	2,534
Derivative liabilities	17	81,060	—
Other current liabilities		25,826	10,883
Total current liabilities		198,013	43,771

Long-term debt	8	409,785	400,000
Long-term debt (Related party)	8,15	23,242	22,687
Finance lease liabilities (non-current)	7	8,928	13,753
Operating lease liabilities (non-current)	7	529	182
Total non-current liabilities		442,484	436,622
Total liabilities		640,497	480,393

Stockholders’ equity:
Common stock, par value of KRW 5,000 (equivalent to $ 3.5) authorized 1,500,000 shares; 380,800 shares issued and outstanding as of December 31, 2025 and 2024	11	1,514,241	1,514,241
Additional paid-in capital		(3,058)	(3,058)
Accumulated deficit		(1,033,521)	(546,796)
Accumulated other comprehensive loss		(134,399)	(158,738)
Total equity attributable to the Company and Subsidiary		343,263	805,649
Non-controlling interest		10,627	12,680
Total equity		353,890	818,329
Total liabilities and stockholders’ equity		$994,387	1,298,722

See accompanying notes to consolidated financial statements.

Handa Lab Co., Ltd. and Subsidiary
Consolidated Statements of Operations
(in US dollars)

	Notes	2025	2024
Net revenues	2	$457,569	487,909
Cost of sales		(511,609)	(334,806)
Cost of sales (Related party)	15	—	(9,794)
Total cost of sales		(511,609)	(344,600)

Gross profit		(54,040)	143,309

Other operating income	1(12)	247,430	439,490
Selling, general, and administrative expenses	1(16)	(602,514)	(736,784)
Operating loss		(409,124)	(153,985)

Other income		525	58
Other expense		(148)	(2)
Interest income		6,059	8,031
Interest income (Related party)	15	1,378	1,646
Interest expense		(5,685)	(6,273)
Loss on derivatives		(81,783)	—
Loss before tax		(488,778)	(150,525)
Income tax expense	9	—	—
Loss for the year		$(488,778)	(150,525)

Loss attributable to:
Owners of the Company		$(486,725)	(148,902)
Non-controlling interests		(2,053)	(1,623)

See accompanying notes to consolidated financial statements.

Handa Lab Co., Ltd. and Subsidiary
Consolidated Statements of Comprehensive Loss
(in US dollars)

	Notes	2025	2024
Loss for the year		$(488,778)	(150,525)

Other comprehensive income (loss):
Foreign currency translation adjustments		24,339	(116,401)
Total other comprehensive income (loss)		24,339	(116,401)
Total comprehensive loss		$(464,439)	(266,926)

Total comprehensive loss attributable to:
Owners of the Company		$(462,386)	(265,303)
Non-controlling interests		(2,053)	(1,623)

See accompanying notes to consolidated financial statements.

Handa Lab Co., Ltd. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity
(in US dollars)

	Common stock	Additional paid-in Capital	Accumulated other comprehensive loss	Accumulated deficit	Equity attributable to owners of the Company	Non- controlling interests	Total stockholders’ equity
Balances at January 1, 2024	$1,176,095	(646)	(42,337)	(397,894)	735,218	14,303	749,521
Loss for the year	—	—	—	(148,902)	(148,902)	(1,623)	(150,525)
Foreign currency translation adjustments	—	—	(116,401)	—	(116,401)	—	(116,401)
Paid-in capital increase	338,146	(2,412)	—	—	335,734	—	335,734
Balances at December 31, 2024	$1,514,241	(3,058)	(158,738)	(546,796)	805,649	12,680	818,329

Balances at January 1, 2025	$1,514,241	(3,058)	(158,738)	(546,796)	805,649	12,680	818,329
Loss for the year	—	—	—	(486,725)	(486,725)	(2,053)	(488,778)
Foreign currency translation adjustments	—	—	24,339	—	24,339	—	24,339
Balances at December 31, 2025	$1,514,241	(3,058)	(134,399)	(1,033,521)	343,263	10,627	353,890

See accompanying notes to consolidated financial statements

Handa Lab Co., Ltd. and Subsidiary
Consolidated Statements of Cash Flows
(in US dollars)

	2025	2024
Cash flows from operating activities
Loss for the year	$(488,778)	(150,525)

Adjustments to reconcile loss for the year to net cash used in operating activities
Depreciation and amortization	20,647	12,197
Amortization of Intangible Assets	20,405	21,165
Interest expenses	5,684	6,273
Interest Income	(7,417)	(9,677)
Loss on valuation of derivative instruments	81,783	—
Interest received	10,051	12,767
Interest paid	(5,778)	(6,224)
Income taxes paid	(71)	(1,675)
Others	—	(366)
Change in operating assets and liabilities
Accounts receivable	(57,157)	227,447
Non-trade account receivable	24,293	(3,996)
Inventories	13,141	178,712
Other assets	(2,345)	9,537
Accounts payable	8,050	(200,164)
Contract liabilities	41,133	(159,482)
Non-trade accounts payables	10,295	(9,380)
Other liabilities	14,807	(14,681)
Net cash used in operating activities	(311,257)	(88,072)

Cash flows from investing activities
Acquisitions of property, plant and equipment	(28,064)	(29,954)
Acquisition of short-term financial instruments	—	(329,917)
Proceeds from short-term financial instruments	210,938	291,793
Proceeds from government grants	11,460	37,846
Acquisition of intangible assets	(21,887)	(8,179)
Increase in leasehold deposits	(15,942)	(24,451)
Insurance of loans	(17,578)	(461,884)
Collection of loans	70,313	388,569
Net cash provided by (used in) investing activities	209,240	(136,177)

Cash flows from financing activities
Proceeds from long-term borrowings	—	244,395
Paid in capital increase	—	338,146
Payment of finance lease liabilities	(5,207)	(25,366)
Stock issuance costs	—	(2,412)
Net cash (used in) provided by financing activities	$(5,207)	554,763

Effect of exchange rate changes on cash and cash equivalents	14,497	(70,958)
Decrease (jncrease) in cash and cash equivalents	(107,224)	330,514
Cash and cash equivalents as of beginning of year	553,907	294,351
Cash and cash equivalents as of end of year	$461,180	553,907

See accompanying notes to consolidated financial statements.

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

(1)    Description of Business

Handa Lab Co., Ltd. (the “Company”) and subsidiary (collectively, the “Group”), established in 2021, specialize in the manufacture and sale of intelligent monitoring systems, machine vision and laser testing systems, data gathering systems. The Company offers a diverse range of equipment and software, tailored to meet specific customer requirements in terms of specifications, functions, standards, and delivery timelines. Handa Corporation Co., Ltd., in which the Company holds a 60% stake, was established in 2023 and specializes in the manufacture and sale of intelligent robotic systems.

(2)    Basis of Presentation

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) assuming the Group will continue as a going concern.

Also, the accompanying consolidated financial statements include the accounts of Handa Lab Co., Ltd. and subsidiary in accordance with ASC 810-Consolidation. All intercompany balances and transactions have been eliminated in consolidation.

(3)    Going Concern

The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Group’s ability to continue as a going concern exists.

Primarily due to a decline in sales associated with the business, the Group incurred a loss for the year of $488,778 and net cash outflows from operations of $311,257 for the year ended December 31, 2025. As of December 31, 2025, the Group had a net working capital deficit of $101,779 and cash and cash equivalents of $461,180. Absent any other action, the Group will require additional liquidity to continue its operations over the next 12 months.

The Group is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, and restructuring of operations to grow revenues and decrease expenses. However, given the economic environment and the Group’s current capabilities, the Group may be unable to access future equity or debt financing when needed. As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Group were unable to continue as a going concern.

(4)    Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowance for credit losses, deferred tax assets, inventory, lease liabilities and right-of-use assets, and income tax uncertainties, and other contingencies.

(5)    Cash and Cash Equivalents

The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies (cont.)

(6)    Financial Instruments

Financial instruments are classified based on the business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. The Group considers the contractual terms of the relevant financial instrument and assesses whether the contractual cash flows consist solely of payments of principal and interest on the principal amount outstanding. As of the end of the reporting period, the Group’s short-term financial instruments are entirely composed of short-term deposits.

(7)    Allowance for Credit Losses

The Group records an allowance for credit losses under Subtopic 326-20 Financial Instruments — Credit Losses — Measured at Amortized Cost for the current expected credit losses inherent in its financial assets measured at amortized cost and contract assets. Allowance for credit losses is a valuation account deducted from the amortized cost basis to present the net amount expected to be collected.

The estimate of expected credit losses includes expected recoveries of amounts previously written off as well as amounts expected to be written off. The estimate of expected credit losses is based on the Group’s historical loss experience, adjusted for current and reasonable and supportable forecasts of economic conditions and other pertinent factors affecting the Group’s customers such as known credit risk or industry trends.

The allowance is estimated over the contractual term of the financial asset adjusted for expected prepayments. The contractual term excludes any extensions, renewals and modifications, unless the borrower has a contractual option that provides it with the unilateral ability to extend the maturity date. The Group does not have any off-balance-sheet credit exposures. Subsequent changes (favorable and unfavorable) in expected credit losses each period are recognized immediately in net income as a credit loss expense or a reversal of credit loss expense.

Trade accounts receivable

The Group uses an aging schedule to estimate the allowance for credit losses for trade accounts receivable. This method categorizes trade receivables into different groups based on industry and the number of days past due. Past due status is measured based on the number of days since the payment due date. Trade receivables are evaluated individually for expected credit losses if they no longer share similar risk characteristics. The Group determines that the receivables no longer share similar risk characteristic if they are past due balances over 90 days and over a specified amount. The Group evaluates the collectability of trade accounts receivables with payments that are more than 90 days past due on an individual basis to determine if any are deemed uncollectible. Trade accounts receivable balances are deemed uncollectible and written off as a deduction from the allowance after all means of collection have been exhausted (see Note 3).

(8)    Trade Accounts Receivable

Trade accounts receivable is recorded at the invoiced amount, net of an allowance for credit losses and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

(9)    Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of inventories is determined by the specific identification method for raw materials, work in progress and finished goods.

(10)  Revenue Recognition

The Group recognizes revenue when it satisfies performance obligations under the terms of its contracts and when control of its products is transferred to its customers, in an amount that reflects the consideration the Group expects to receive from its customers in exchange for those products. This process involves identifying the customer

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies (cont.)

contract, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied.

A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identifiable in the contract. The Group considers a performance obligation satisfied once it has transferred control of a good or product to a customer, meaning the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the product.

Taxes assessed by a government authority that are imposed on and concurrent with a specific revenue-producing transaction and that are collected by the Group from customers are excluded from revenue.

The Group’s primary source of revenue is product revenue from the sale of intelligent monitoring systems, machine vision and laser testing systems, and data gathering systems. The Group does not act as an agent in any of its revenue arrangements. Contracts with customers generally specify the terms of the sale, including the quantity and price of each product purchased. Payment terms and conditions may vary by contract; however, such contracts do not include a significant financing component. In addition, contracts typically do not include variable consideration, as prices are fixed and provisions such as rebates or discounts are not provided.

The Group provides assurance-type warranties on all of its products. These warranties are not separate performance obligations under ASC Topic 606. There were no loss contingencies related to warranties recorded as of December 31, 2025 and 2024.

Contract Liabilities

Contract liabilities consist of amounts invoiced or paid by the Group’s customers for which the related performance obligations have not yet been satisfied and, accordingly, revenue has not yet been recognized in accordance with the Group’s revenue recognition policy described above.

Contract liabilities are reported on an individual contract basis at the end of each reporting period. Contract liabilities are classified as current in the consolidated balance sheets when the related revenue is expected to be recognized within one year of the balance sheet date and as non-current when the related revenue is expected to be recognized more than one year after the balance sheet date.

(11)  Property, Plant, and Equipment and Intangible Assets

Property, plant, and equipment are stated at cost. Plant and equipment under finance leases are stated at the present value of the lease payments. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of buildings is 40 years, while the estimated useful lives of machinery and equipment, vehicles, furniture and fixtures are 5 years.

Intangible assets are stated at cost. Amortization of intangible assets is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of patents is 7 years, while the estimated useful life of software is 5 years.

Once an asset is identified for retirement or disposition, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded.

(12)  Government grants

The Group receives grants from local government agencies and public institutions in connection with asset acquisitions and research activities that are necessary for the Group’s operating activities. Government grants are recognized when there is reasonable assurance that the Group will comply with the relevant conditions and that the grants will be received, and are accounted for either as a reduction of the carrying amount of the related assets or as income, depending on the nature of the grants.

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies (cont.)

Government grants related to assets are presented in the consolidated balance sheets as a deduction from the carrying amount of the related assets. Government grants that are not related to the acquisition of assets are treated as income-related grants and are presented as other operating income in the consolidated statements of operations. Other operating income of the Group consists primarily of government support income.

For the years ended December 31, 2025 and 2024, the Group recognized asset-related grants of $11,460 and $37,846, respectively, which were netted against the carrying amounts of the related assets on the consolidated balance sheets, and income-related grants of $247,430 and $439,490, respectively, which were recognized in other operating income.

There is no comprehensive accounting standard under U.S. GAAP that specifically addresses government grants received by for-profit entities. In the absence of such guidance, the Group has elected to apply an accounting policy by analogy to IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, which is commonly accepted in practice under U.S. GAAP. The Group believes that this accounting policy appropriately reflects the economic substance of the transactions, enhances comparability with other industry participants, and is applied consistently to similar transactions.

(13)  Leases

The Group has entered into various operating lease agreements for office space, transportation equipment, and office equipment. The Group determines whether an arrangement is a lease, or contains a lease, at inception and records the leases in its consolidated financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessee.

The Group has lease agreements that include both lease and non-lease components and has elected to apply the practical expedient to account for the lease and non-lease components together as a single combined lease component.

The Group has elected not to recognize short-term leases on the consolidated balance sheets if the lease term is 12 months or less at lease inception and the leases do not contain purchase options or renewal terms that the Group is reasonably certain to exercise. All other lease assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Because most of the Group’s leases do not provide an implicit interest rate, the Group uses its incremental borrowing rate, based on information available at the lease commencement date, to determine the present value of lease payments.

The Group’s leases, for which the Group is the lessee, often include options to extend the lease term for up to 10 years. Certain leases also include options to terminate the lease prior to the end of the agreed-upon lease term. For purposes of measuring lease liabilities, the lease term includes extension or termination options when it is reasonably certain that the Group will exercise such options.

Lease expenses for operating leases are recognized on a straight-line basis over the lease term and are classified as cost of sales or selling, general, and administrative expenses, depending on the nature of the leased asset. Depreciation expense for finance lease assets is recognized over the lease term and classified as cost of sales or selling, general, and administrative expenses, depending on the nature of the leased asset. Interest expense on finance lease liabilities is recognized as interest expense in the consolidated statements of operations over the lease term.

(14)  Equipment Maintenance Activities

The Group incurs maintenance costs on its major equipment. Repair and maintenance costs are expensed as incurred.

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies (cont.)

(15)  Other Assets

Other current assets and other assets consist of prepaid expenses, prepaid value added tax, advance payments, leasehold deposits, etc.

(16)  Research and Development Costs

Research and development (“R&D”) costs are expensed as incurred because the Group did not meet the criteria (technical feasibility, intention to complete and use or sell, ability to use or sell) for the capitalization of development costs. As of the end of the current period, the Group is conducting R&D on an autonomous driving monitoring system and an autonomous robot for electric vehicle automatic charging. Research and development costs include employee compensation and salary, utilities and administrative expenses directly related to Group’s various ongoing R&D projects. Those R&D activities are also supported financially under government programs and other public projects. The government grants received under these programs and projects are recorded in other income. All research and development costs were included under selling general and administrative expenses and amounted to $236,728 and $324,320 for the years ended December 31, 2025 and 2024, respectively.

(in US dollars)	2025	2024
Research and development costs
Utilities and administrative expenses	$43,453	2,487
Employee compensation, salary and others	193,275	492,171
Total	$236,728	494,658

(17)  Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized to the extent that it is more likely than not that sufficient taxable income will be available to realize the related tax benefits. The Group recognizes and measures uncertain tax positions taken or expected to be taken in a tax return utilizing a two-step process. In the first step, recognition, we determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50% of being realized upon ultimate settlement. In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting Group’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU became effective on a prospective basis for the Group for the year-end December 31, 2025. The effect of ASU 2023-09 is reflected in Note 9. Management has concluded that the adoption of this standard will not have a material impact on the Company’s financial statements.

(18)  Pension and Other Post retirement Plans

The Group has a defined contribution plan in which the consolidated entity pays specified contributions into a separate entity, and the contribution is recognized as an expense when it is paid.

(19)  Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment,

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies (cont.)

the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(20)  Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(21)  Fair Value Measurements

The Group uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•        Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•        Level 2:    Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•        Level 3:    Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(22)  Foreign Currency

The functional currency of is Handa Lab Co., Ltd. and subsidiary is the Korean Won. Transactions in foreign currencies are translated into the functional currency of the Group at the exchange rates at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date, which are included in the “effect of exchange rate changes on cash and cash equivalents” in the consolidated statements of cash flows.

Assets and liabilities of the Group are translated into US dollars, the reporting currency, at the exchange rate in effect at the end of each period. Revenue and expenses for the Group are translated into US dollars using average rates that approximate those in effect during the period. Foreign currency translation adjustments are included in “accumulated other comprehensive income (loss)”, a separate component of Stockholders’ equity.

(23)  New Accounting Standards and Interpretations Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Reporting Comprehensive Income — Expense Disaggregation Disclosures, which becomes effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The standard requires to disclose disaggregated information about certain income statement expense line items. The Group has not yet completed its detailed assessment of the impact of this standard. Management is currently evaluating the potential effects of the new disclosure requirements on the Group’s financial statement presentation and related disclosures. At this time, the Group has not identified any material impact on its financial statements; however, the evaluation remains ongoing.

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies (cont.)

In November 2024, the FASB issued ASU 2024-04, Debt — Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions. ASU 2024-04 is effective for the Group’s annual reporting periods beginning after December 15, 2025. Adoption is either with a prospective method of transition or a retrospective method of transition that is retrospective to the later of the beginning of earliest period presented and the date the entity adopted ASU 2020-06. Early adoption is permitted for all entities that have adopted ASU 2020-06. The Group does not expect the adoption of ASU 2024-04 to have a material effect on its financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively.

The Group does not expect the standard to have a material effect on its financial statements.

2. Significant Risks and Uncertainties Including Business and Credit Concentrations

The Group manufactures smart monitoring visual system and laser inspection systems. The specifications, functions, and delivery dates vary depending on the demand of customers. After receiving orders from customers, the Group manufactures and sells those products.

The Group’s operating segment is a single segment and compose of equipment and machine manufacturing segment, and as of the end of the reporting period, assets and liabilities of the segment is the same as the attached financial statements. The manufacturing periods vary per project, ranging from as short as one month to over a year. For the year, sales amounted to approximately $457,569, all of which were generated domestically.

Sales to a small number of major customers account for all of the Group’s total net revenue. The Group is making efforts to gain new customers by continuously expanding its sales activities. If orders from existing major customers decrease, there is a possibility of a loss of sales, which may adversely affect business results.

For the year ended December 31, 2025, the customers accounting for 10% or more of total revenue are Customer C, and Customer D, and Customer E, and Customer F, and Customer G, with revenues of $51,539, $114,188, $65,218, $56,644, and $100,124, respectively. For the year ended December 31, 2024, the customers accounting for 10% or more of total revenue are Customer H, and Customer C, and Customer I, and Customer D, with revenues of $84,606, $86,116, $52,054 and $194,284, respectively.

The following table disaggregates trade accounts receivable and contracts assets by major customers.

(in US dollars)	2025	2024
Trade accounts receivable and contracts assets by customers
Customer A	$14,106	8,082
Customer B	—	5,238
Customer C	56,192	—
Total	$70,298	13,320

3. Trade Accounts Receivable

There was no allowance for credit losses related to trade accounts receivable recorded as of December 31, 2025 and 2024.

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

4. Non-Trade Account Receivable

Non-trade account receivables consist of accrued income and refundable tax. The Group disaggregates the non-trade account receivable by type of financing receivable when assessing and monitoring risk and performance of the entire portfolio.

Non-trade account receivables are unsecured and generally have terms of less than one year, requiring payments of principal at maturity.

The amortized cost basis of non-trade account receivable, net as of December 31, 2025 and December 31, 2024, respectively, was as follows:

(in US dollars)	December 31, 2025	December 31, 2024
Non-trade account receivable, net: Short-term loan receivable (Related party)	$17,423	68,027
Other receivables	183	34,607
Total	$17,606	102,634

There were no allowances for credit losses related to non-trade account receivable recorded as of December 31, 2025 and 2024.

5. Inventories

Details of inventories as of December 31, 2025 and 2024 were as follows:

(in US dollars)	2025	2024
Work in process	$3,974	16,593
Total	$3,974	16,593

There were no write-downs of inventories recorded for the years ended December 31, 2025 and 2024.

6. Property, Plant and Equipment

(1)    Details of Property, plant and equipment as of December 31, 2025 and 2024 were as follows:

(in US dollars)	Useful Lives	Initial Cost		Carrying Amount
		2025	2024	2025	2024
Land	—	$26,149	25,525	26,149	25,525
Buildings	40	241,670	235,900	219,517	220,173
Machinery and equipment(*)	5	99,569	97,191	928	1,226
Vehicles(*)	5	18,849	18,399	—	—
Furniture and fixtures(*)	5	108,376	78,636	24,780	22
Finance lease right of use assets	4	52,194	50,947	33,921	45,847
Total		$546,807	506,598	305,295	292,793

____________

(*)      The government grants related to assets have been deducted from the related asset accounts.

Total depreciation for the years ended December 31, 2025 and 2024 was $20,647 and $12,197, respectively.

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

6. Property, Plant and Equipment (cont.)

(2)    As of December 31, 2025, the details of property, plant and equipment pledged as collateral were as follows:

Collateral Provided Asset	Net Carrying Value	Pledged Amount	Creditor	Relevant Debt Amount
Land	$26,149	$240,853	Hana Bank	$200,711
Buildings	219,517

7. Leases

The Group has operating leases for corporate offices and certain office equipment. Operating lease assets and liabilities are included in operating lease right-of-use assets and operating lease liabilities, respectively, on the consolidated balance sheets.

Lease agreements of office space include renewal options for up to 10 years, renewable annually under the Commercial Building Lease Protection Act in Korea. Because the Group is not reasonably certain to exercise these renewal options, the options are not considered in determining the lease term, and associated potential option payments are excluded from lease payments.

The Group’s leases generally do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

(1)    The components of lease expense for the years ended December 31, 2025 and 2024 were as follows:

(in US dollars)	2025	2024
Operating lease expense	$3,798	3,758
Finance lease expense:
Amortization of right of use assets	13,165	5,496
Interest on lease liabilities	1,842	1,087
Short-term lease expense	144	301
Total	$18,949	10,642

(2)    Amounts presented in the consolidated balance sheet as of December 31, 2025 and 2024 were as follows:

(in US dollars)	2025		2024
Operating Leases:
Operating lease ROU assets	$

Long-term operating lease liabilities		529	182
Current portion of long-term and short-term operating lease liabilities		1,170	2,534
Total		$1,699	2,716

Finance Leases:
Finance lease ROU assets		$52,194	50,947
Accumulated amortization assets		(18,273)	(5,100)
Total		33,921	45,847

Long-term finance lease liabilities		8,928	13,753
Current portion of long-term finance lease liabilities		6,624	6,465
Total		$15,552	20,218

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

7. Leases (cont.)

(3)    Other information related to leases as of December 31, 2025 and 2024 was as follows:

(in US dollars)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Cash used in operations for operating leases	$3,587	3,465
Cash used in operations for finance leases	7,049	25,366

ROU assets obtained in exchange for lease obligations:
Operating leases	$1,873	—
Finance leases	$—	54,907

Reductions to ROU assets resulting from reductions to lease obligations:
Operating leases	$(2,965)	(3,277)
Finance leases	$(13,165)	(5,496)

Weighted average remaining lease term:
Operating leases	1.19 years	0.93 years
Finance leases	2.82 years	3.56 years

Weighted average discount rate:
Operating leases	9.52%	10.23%
Finance leases	9.92%	9.93%

(4)    Maturities of lease liabilities under noncancellable leases as of December 31, 2025 are as follows:

(in US dollars) Maturities	Operating leases	Finance leases
2026	3,824	6,987
2027	2,318	6,987
2028	—	3,696
Undiscounted lease payments	6,142	17,670
Less: imputed interest	(4,443)	(2,117)
Lease liabilities	$1,699	15,552

8. Debt

(1)    Long-Term Debt

Details of the carrying amounts of long-term debt as of December 31, 2025 and 2024 were as follows:

(in US dollars) Description	Maturity Date	Interest Rate (%)	Borrowing Limit	December 31, 2025	December 31, 2024
Facility loans(*1)(*2)	May 2027	1.06 ~ 2.04	$200,711	$200,711	195,918
Working capital loans(*3)(*4)	May 2029	0.46 ~ 0.51	209,074	209,074	204,082
Loan from the Company’s CEO	Sep 2028	0	23,242	23,242	22,687
Less: current portion of long-term debt				—	—
Long-term debt				$433,027	422,687

____________

(*1)    As of the end of the reporting period, the Group is providing its land and buildings as collateral to Hana Bank in connection with the facility loans, and the building is currently being used as the Group’s research center (See note 6).

(*2)    The Group receives a 3% interest rate subsidy provided for loans by Cheongju City Government.

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

8. Debt (cont.)

(*3)    As of the end of the reporting period, the Group is provided with a payment guarantee from the Korea Technology Finance Corporation.

(*4)    The Group receives a 5.5% interest rate subsidy provided for loans by Korea Institute for Advancement of Technology.

(2)    Future principal payments for long-term debt as of December 31, 2025 are as follows:

(in US dollars) Maturities	Long-term debt
2026	$—
2027	255,252
2028	132,324
2029	45,451
Total	$433,027

9. Income Taxes

We are subject to income taxation through primarily in Republic of Korea.

(1)    There was no income tax (benefit) expense recorded attributable to current taxes and deferred taxes.

(2)    The components of loss before income taxes were as follows:

(in US dollars)	2025	2024
Korea	$(488,778)	(150,525)

(3)    Differences between the provision at the local statutory rate and the provision recorded at the consolidated level were as follows:

(in US dollars)	2025	2024
Taxes computed at the local statutory rate	$(53,400)	(14,902)
Differences resulting from:
Non-taxable income		—
Other non-deductible expense	(5,785)	394
Tax credit	(135,054)	(47,553)
Change in valuation allowance	194,241	61,658
Other	(2)	403
Income tax (benefit) expense	$—	—
Effective tax rate	—	—

The Group’s primary business operations are conducted in Korea and are subject to Korea’s corporate income tax law.

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

9. Income Taxes (cont.)

(4)    The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities were as follows:

(in US dollars)	2025	2024
Deferred tax assets:
Provision and allowances	$431
Accrued vacation	2,496	1,632
Lease liabilities	1,898	2,096
Losses on valuation of derivatives	8,917	—
Depreciation	9,641	5,931
Accrued expense	888	423
NOL(net operating loss) carry-forward(*1)	46,542	31,598
Tax credit carry-forward(*2)	230,049	93,891
Government subsidies(*3)	14,451	16,874
Account receivable	8,163	—
Contract liability	4,485	—
Note receivable(prepaid Vat)	—	13
Accrued payable	—	81
Intangible asset(*4)	94,046	61,505
Raw material	1,512	3,603
Advanced payments	5,627	4,943
Advanced received	817	718
Other deposit	1,626	1,957
Long-term borrowing	2,557	2,246
Deferred tax assets before Valuation Allowance	434,146	227,511
Valuation Allowance	(392,216)	(184,440)
Total deferred tax asset	41,930	43,071

Deferred tax liabilities:
Accrued income	(20)	(426)
Right-of-use assets	(3,918)	(4,633)
Property, plant and equipment	(20,495)	(17,923)
Allowance for impairment	(14,451)	(16,874)
Note receivable (prepaid VAT)	(7)	—
Work in process	(437)	(1,643)
Prepaid expense	—	(14)
Lease deposit	(650)	(1,558)
	(1,952)
Total deferred tax liabilities	(41,930)	(43,071)
Net deferred tax assets	$—	—

____________

(*1)    Net operation loss carryover is available to be utilized for 15 years from the year of occurrence. The expiration years are as follows: $1,613 will expire in 2036, $15,879 will expire in 2037, $4,305 will expire in 2038, $14,171 will expire in 2039, and $10,574 will expire in 2040.

(*2)    The tax credit carryover consists of the R&D tax credit and the integrated tax credit for employment, in the amounts of $93,156 and $136,893, respectively. The R&D tax credit will expire in the amounts of $4,366 in 2033,$ $9,266 in 2034 and $79,524 in 2035, while the integrated tax credit for employment will expire in the amounts of $37,692 in 2033, $44,864 in 2034 and $54,337 in 2035.

(*3)    It primarily resulted from a temporary difference in the tax treatment related to government grants for acquisition of assets.

(*4)    It resulted from a temporary difference in the tax treatment of capitalization of development costs.

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

10. Uncertain Tax Positions

There were no unrecognized tax benefits as of December 31, 2025 and 2024.

11. Stockholder’s Equity

The Company has 1,500 thousand shares of authorized stock, consisting of common stock, par value KRW 5,000 (equivalent to $3.5) per share, all of which are issuable. As of December 31, 2025, there were 380,800 shares of common stock outstanding. In 2024, a total of 89,000 shares were issued through a paid-in capital increase.

Common Stock

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no pre-emptive or other subscription rights, and there is no redemption or sinking fund provisions with respect to such shares.

Dissenting Shareholder Appraisal Rights

In connection with the share exchange transactions contemplated by the share exchange agreements dated February 10, 2025, as amended (collectively, the “Agreements”), by and among the Company, EMT Sub Co., Ltd. (“EMT Sub”), and the other operating companies party thereto, shareholders who formally dissented at the general meeting of shareholders held to approve the share exchange (the “Share Exchange EGM”) were granted statutory appraisal rights under the Korean Commercial Code (the “Appraisal Rights”).

Pursuant to the Agreements, dissenting shareholders may obtain the Appraisal Rights by delivering to the Company, within 20 days from the date of the Share Exchange EGM, a written notice identifying the class and number of shares for which appraisal rights are elected (the “Appraisal Shares”). Upon receipt of valid notice, the Company is contingently required to repurchase the Appraisal Shares within two (2) months, provided the Share Exchange remains in effect and the dissenting shareholder does not withdraw its notice (by mutual agreement with the Company), after which any unpaid amount will begin to accrue interest at a statutorily dictated 6% interest rate per annum. The repurchase price for Appraisal Shares is determined by mutual agreement between the Company and the applicable dissenting shareholder through the Agreements.

Management accounts for these appraisal rights as a liability under ASC 480 measured at fair value, with changes recognized in earnings, until the obligation becomes unconditional at merger close. As of December 31, 2025, the fair value of the contingent, freestanding financial instrument was immaterial.

12. Pension (Defined Contribution Plan)

The Group has a defined contribution plan. Under this plan, the Group pays specified amounts of contributions into a separate fund. These contributions are recognized as expenses when they are paid. The expenses related to post-retirement benefit plans under the defined contribution plans for the years ended December 31, 2025 and 2024 were as follows:

(in US dollars)	2025	2024
Expense related to post-retirement benefit plans under defined contribution plans	$61,728	50,861

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

13. Supplemental Cash Flow Information

(in US dollars)	2025	2024
Supplemental disclosure of cash flow information:
Cash receipt during the period for interest	$10,051	12,767
Cash paid during the period for interest	(5,778)	(6,224)
Income taxes paid	(71)	(1,675)
Newly recognized right-of-use assets	1,873	54,907

14. Intangible Assets

(1)    Details of intangible assets for the year ended December 31, 2025 were summarized as follows:

(in US dollars)	Useful lives	Initial value	Accumulated Amortization	Government grants	Book value
Patents	7 years	$166,207	(67,813)	(16,827)	81,567
Software	5 years	67,028	(38,322)	(28,706)	—
Under construction		11,559	—	(4,339)	7,220
Total		$244,794	(106,135)	(49,872)	88,787

(2)    Details of intangible assets for the year ended December 31, 2024 were summarized as follows:

(in US dollars)	Useful lives	Initial value	Accumulated Amortization	Government grants	Book value
Patents	7 years	$144,896	(44,989)	(5,794)	94,113
Software	5 years	65,011	(24,349)	(40,662)	—
Under construction		7,866	—	(7,621)	245
Total		$217,773	(69,338)	(54,077)	94,358

15. Related Party Transactions

(1)    The Group’s list of related parties is as follows:

Relationship	Name of Related Party
Primary owners with more than 10% of shares	CLEVER Co., LTD
Korea National University of Transportation Technology Holding Co., Ltd
SANG MIN KIM(CEO)

(2)    Related party transactions between companies’ cost of sales and interest income, which were included in the consolidated financial statements:

Related parties	Transactions	2025	2024
CLEVER Co., LTD	Cost of sales	$—	9,794
	Interest income	1,378	1,646

(3)    Amounts of receivables and borrowings from related parties were as follows:

Related parties	Balances	2025	2024
CLEVER Co., LTD	Non-trade account receivable (Short-term loan receivable)	$—	68,027
SANG MIN KIM (CEO)	Long-term debt	23,242	22,687

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

15. Related Party Transactions (cont.)

(4)    Changes in the short-term loan receivable from the related party for the year ended December 31, 2025 were as follows:

(in US dollars)	December 31, 2024	Increase	Decrease	Others	December 31, 2025
Non-trade account receivable (Short-term loan receivable)	$68,027	—	(70,313)	2,286	—

(5)    Changes in the borrowings from the related party for the year ended December 31, 2025 were as follows:

(in US dollars)	December 31, 2024	Increase	Decrease	Others	December 31, 2025
Long-term debt (Loan from the Company’s CEO)	$22,687	—	—	555	23,242

16. Commitments and Contingencies

As of December 31, 2025, the Group has evaluated its commitments and contingencies and determined that no material commitments or contingencies exist.

17. Fair Value Measurements

(1)    The following summarizes our financial liabilities that are measured at fair value on a recurring basis:

(in US dollars)	Classification	Measurement Level	2025	2024
Dissenting Shareholder Appraisal Rights	Financial liabilities	Level 3	$81,060	—

As of December 31, 2025, the Company’s share repurchase liabilities related to dissenting shareholder appraisal rights (“DSAR put option”) is classified as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs.

The change in fair value of the DSAR put option resulted in a loss of $81,060 for the year ended December 31, 2025, which was recognized in the statements of operations within loss on share repurchase liabilities.

(2)    Valuation of DSAR Put Option

The DSAR put option represents a freestanding financial instrument that provides dissenting shareholders with the right to require the Company to repurchase their shares at a predetermined price, contingent on closing of the Share Exchange Agreement described in Note 11. The Company accounts for this instrument at fair value, with changes in fair value recognized in earnings, in accordance with ASC 480.

The fair value of the DSAR put option is determined using a valuation model based on the difference between:

1)      the present value of the expected cash settlement amount (including statutory interest), and

2)      the present value of the underlying share value to be received in a share exchange transaction

The valuation incorporates significant assumptions, including:

1)      expected cash settlement value based on contractual terms and statutory interest rates

2)      estimated fair value of the Company’s shares

3)      probability of occurrence of the underlying transaction

4)      discount rates reflecting the time value of money

Handa Lab Co., Ltd. and Subsidiary
Notes to the Consolidated Financial Statements

17. Fair Value Measurements (cont.)

Due to the use of significant unobservable inputs, the DSAR put option is classified as a Level 3 financial liability.

18. Subsequent Events

The Group has evaluated subsequent events from December 31, 2025 to the date the unaudited consolidated financial statements were available to be issued.

The Company incurred an obligation of approximately KRW 2,786,000,000 (approximately $1.85 million) to Clever Co., Ltd. (“Clever”) following Clever’s exercise of appraisal rights as a dissenting shareholder in connection with the 2025 share exchange. Clever obtained a court order in Korea attaching certain bank accounts of the Company; however, the Company does not dispute the obligation and expects to satisfy the payment in the near term, with the remaining matter relating solely to timing consistent with other similarly situated creditors. Management has determined that this matter is not material and does not expect any material litigation, costs, or long-term impact, and the obligation has been appropriately reflected in the Group’s consolidated financial statements.

In January 2026, the Company completed a comprehensive share exchange transaction pursuant to the approved share exchange agreement and became a wholly owned subsidiary of EMT Sub Co., Ltd.

Under the share exchange, all outstanding shares of Handa Lab were transferred to EMT Sub in exchange for equity interests of EMT Sub. Existing shareholders of Handa Lab received shares of EMT Sub at an exchange ratio of 0.004138 shares of EMT Sub for each share of Handa Lab common stock. No cash consideration was paid in connection with the share exchange, except for payments related to dissenting shareholders.

Certain shareholders exercised their appraisal rights under the Korean Commercial Law. Shareholders were entitled to exercise such rights from May 16, 2025, the date of the notice of the shareholders’ meeting, through the closing of the shareholders’ meeting on June 2, 2025. As a result, the Company recognized a payable to dissenting shareholders in 2025.

The obligation to settle the appraisal rights remains with the Company; however, the funding required to satisfy such obligation is expected to be provided by Evolution Metals & Technologies Corp.

Upon the closing of the share exchange transaction in January 2026, the Company obtained shares of its parent company, Evolution Metals and Technologies Corp. (“EMAT”), in exchange for its outstanding shares. The Company intends to liquidate such shares and use the proceeds to settle the obligation to dissenting shareholders.

The payment amount was approximately $4.8 million as of the closing of the share exchange transaction and continues to accrue statutory interest until the actual payment date.

5,400,000 Shares
Common Stock

EVOLUTION METALS & TECHNOLOGIES CORP.

____________________

PROSPECTUS

____________________

___________, 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with this offering described in this registration statement. No expenses will be borne by the Selling Stockholders. All of the amounts shown are estimates, except for the SEC registration fee.

Type	Amount
SEC registration fee		$5,951.01
Legal fees and expenses		[ ]
Accounting fees and expenses		[ ]
Printing expenses		[ ]
Miscellaneous fees and expenses		[ ]
Total expenses	$	[ ]

Item 14. Indemnification of Directors and Officers.

Our charter provides that all of the persons whom which we may indemnify are entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)     To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)     Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)     The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)     For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)     The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Section 6.02 of Article Six of our charter provides:

“The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.”

Item 15. Recent Sales of Unregistered Securities.

During the past three years, the Company issued the following securities without registration under the Securities Act of 1933, as amended (the “Securities Act”):

Non-Redemption Agreement

In connection with the Company’s special meeting of stockholders held in June 2025 to approve an extension of the deadline to consummate a business combination from June 30, 2025 to September 30, 2025, the Company entered into a non-redemption agreement with certain stockholders pursuant to which an aggregate of 35,205 shares of common stock were issued to such stockholders in consideration for their agreement not to redeem their shares. The issuance of these shares was made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

Issuances for Services

During the fourth quarter of 2025, the Company issued an aggregate of 490,000 shares of common stock to certain service providers as consideration for services rendered to the Company. These issuances were made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering.

No underwriting discounts or commissions were paid in connection with the foregoing issuances.

Convertible Debentures

On May 7, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with YA II PN, LTD. (“Yorkville”), a fund managed by Yorkville Advisors Global, LP, pursuant to which the Company agreed to issue and sell to Yorkville convertible debentures in the aggregate principal amount of up to $100,000,000 (the “Convertible Debentures” and each a “Convertible Debenture”), which will be convertible into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock,” and as converted, the “Conversion Shares”). The first Convertible Debenture (the “First Debenture”) in the principal amount of $20,000,000 was issued on May 7, 2026. The Company intends to use the proceeds from the Securities Purchase Agreement for general corporate purposes, including supporting the expansion of its operations and development initiatives.

The issuance of the Convertible Debentures and the Conversion Shares will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act. Yorkville represented to the Company that it is an “accredited investor” as defined in Rule 501 of the Securities Act and that each of the Convertible Debentures and the Conversion Shares will be acquired for investment purposes and not with a view to, or for sale in connection with, any distribution thereof.

Item 16. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit No.	Description
2.1¥

Amended and Restated Merger Agreement and Plan of Merger, dated November 6, 2024, by and among Welsbach Technology Metals Acquisition Corp., WTMA Merger Subsidiary LLC and Evolution Metals LLC (incorporated by reference to Annex A to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-283119) filed with the SEC on August 6, 2025).

2.2¥

Amendment No. 1 to Amended and Restated Merger Agreement and Plan of Merger, dated November 11, 2024, by and among Welsbach Technology Metals Acquisition Corp., WTMA Merger Subsidiary LLC and Evolution Metals LLC (incorporated by reference to Annex A to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-283119) filed with the SEC on August 6, 2025).

2.3¥

Amendment No. 2 to Amended and Restated Merger Agreement and Plan of Merger, dated February 10, 2025, by and among Welsbach Technology Metals Acquisition Corp., WTMA Merger Subsidiary LLC and Evolution Metals LLC (incorporated by reference to Annex A to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-283119) filed with the SEC on August 6, 2025).

2.4¥

Amendment No. 3 to Amended and Restated Merger Agreement and Plan of Merger, dated March 31, 2025, by and among Welsbach Technology Metals Acquisition Corp., WTMA Merger Subsidiary LLC and Evolution Metals LLC (incorporated by reference to Annex A (Registration No. 333-283119) to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 filed with the SEC on August 6, 2025).

2.5¥

Amendment No. 4 to Amended and Restated Merger Agreement and Plan of Merger, dated June 11, 2025, by and among Welsbach Technology Metals Acquisition Corp., WTMA Merger Subsidiary LLC and Evolution Metals LLC (incorporated by reference to Annex A to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-283119) filed with the SEC on August 6, 2025).

2.6¥

Amendment No. 5 to Amended and Restated Merger Agreement and Plan of Merger, dated July 21, 2025, by and among Welsbach Technology Metals Acquisition Corp., WTMA Merger Subsidiary LLC and Evolution Metals LLC (incorporated by reference to Annex A to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-283119) filed with the SEC on August 6, 2025).

2.7¥

Amendment No. 6 to Amended and Restated Merger Agreement and Plan of Merger, dated January 5, 2026, by and among Welsbach Technology Metals Acquisition Corp., WTMA Merger Subsidiary LLC and Evolution Metals LLC. (incorporated by reference to Exhibit 2.7 to Current Report on Form 8-K filed with the SEC on January 9, 2026).

3.1	Second Amended and Restated Certificate of Incorporation of Evolution Metals & Technologies Corp. (incorporated by reference to Current Report on Form 8-K/A filed with the SEC on January 9, 2026).

Exhibit No.	Description
3.2	Amended and Restated Bylaws of Evolution Metals & Technologies Corp. (incorporated by reference to Current Report on Form 8-K/A filed with the SEC on January 9, 2026).
4.1	Form of Specimen Common Stock Certificate of Evolution Metals & Technologies Corp. (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
4.2

Form of Extension Note (incorporated by reference to Exhibit 10.2 to Welsbach Technology Metals Acquisition Corp.’s Form 10-K for the year ended December 31, 2022 filed with the SEC on February 21, 2023).

4.3

Promissory Note, dated June 25, 2021, issued to Welsbach Acquisition Holdings LLC (incorporated by reference to Exhibit 10.8 of Welsbach Technology Metals Acquisition Corp.’s Registration Statement on Form S-1/A, filed with the SEC on December 15, 2021).

4.4

Sponsor/Company Promissory Note dated May 25, 2023 (incorporated by reference to Exhibit 10.2 to Welsbach Technology Metals Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on August 1, 2023).

4.5

Working Capital Note issued to Welsbach Acquisition Holdings LLC, dated July 30, 2023 (incorporated by reference to Exhibit 10.1 to Welsbach Technology Metals Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on August 1, 2023).

4.6	Working Capital Note issued to Welsbach Acquisition Holdings LLC, dated August 30, 2023 (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
4.7	Working Capital Note issued to Welsbach Acquisition Holdings LLC, dated September 28, 2023 (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
4.8	Working Capital Note issued to Welsbach Acquisition Holdings LLC, dated November 10, 2023 (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
4.9	Working Capital Note issued to Welsbach Acquisition Holdings LLC, dated December 29, 2023 (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
4.10	Working Capital Note issued to Welsbach Acquisition Holdings LLC, dated March 20, 2024 (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
4.11	Working Capital Note issued to Welsbach Acquisition Holdings LLC, dated June 28, 2024 (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
4.12	Working Capital Note issued to Welsbach Acquisition Holdings LLC, dated September 30, 2024 (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
4.13	Working Capital Note issued to Welsbach Acquisition Holdings LLC, dated December 31, 2024 (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
4.14	Working Capital Note issued to Welsbach Acquisition Holdings LLC, dated March 31, 2025 (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
4.15	Working Capital Note issued to Welsbach Acquisition Holdings LLC, dated June 30, 2025 (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
4.16	Working Capital Note issued to Welsbach Acquisition Holdings LLC, dated September 30, 2025 (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
4.17

Unit Purchase Option, dated December 27, 2021, by and between Welsbach Technology Metals Acquisition Corp. and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 4.2 of Welsbach Technology Metals Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on December 30, 2021).

4.18	First Closing Debenture (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC on May 11, 2026).
4.19	Form of Convertible Debenture (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed with the SEC on May 11, 2026).
5.1**	Opinion of Anthony, Linder & Cacomanolis, PLLC.
10.1

Share Exchange Agreement, dated February 10, 2025, between Evolution Metals LLC and Handa Lab Co., Ltd. (incorporated by reference to Exhibit 10.29 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-283119) filed with the SEC on August 6, 2025).

10.2

Share Exchange Agreement, dated February 10, 2025, between Evolution Metals LLC and KCM Industry, Ltd. (incorporated by reference to Exhibit 10.30 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-283119) filed with the SEC on August 6, 2025).

Exhibit No.	Description
10.3

Share Exchange Agreement, dated February 10, 2025, between Evolution Metals LLC and KMMI INC. (incorporated by reference to Exhibit 10.31 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-283119) filed with the SEC on August 6, 2025).

10.4

Share Exchange Agreement, dated February 10, 2025, between Evolution Metals LLC and NS World Co., Ltd. (incorporated by reference to Exhibit 10.32 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-283119) filed with the SEC on August 6, 2025).

10.5

Amendment No. 1 to Share Exchange Agreement, Dated March 31, 2025, between Evolution Metals LLC and Handa Lab Co., Ltd. (incorporated by reference to Exhibit 10.48 to Post-Effective Amendment No. 2 to the Registration Statement (Registration No. 333-283119) on Form S-4 filed with the SEC on August 6, 2025).

10.6

Amendment No. 1 to Share Exchange Agreement, Dated March 31, 2025, between Evolution Metals LLC and KCM Industry, Ltd. (incorporated by reference to Exhibit 10.49 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-283119) filed with the SEC on August 6, 2025).

10.7

Amendment No. 1 to Share Exchange Agreement, Dated March 31, 2025, between Evolution Metals LLC and KMMI INC. (incorporated by reference to Exhibit 10.50 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-283119) filed with the SEC on August 6, 2025).

10.8

Amendment No. 1 to Share Exchange Agreement, Dated March 31, 2025, between Evolution Metals LLC and NS World Co. Ltd. (incorporated by reference to Exhibit 10.51 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 filed with the SEC on August 6, 2025).

10.9

Form of Registration Rights Agreement (incorporated by reference to Annex G to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-283119) filed with the SEC on August 6, 2025).

10.10

Company Equityholder Support and Lock-up Agreement, dated November 6, 2024, by and among Welsbach Technology Metals Acquisition Corp., Evolution Metals LLC, Welsbach Acquisition Holdings LLC and the person set forth on Schedule I thereto (incorporated by reference to Annex E to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 filed with the SEC on August 6, 2025).

10.11

Amendment to Company Equityholder Support and Lock-up Agreement, dated February 10, 2025, by and among Welsbach Technology Metals Acquisition Corp., Evolution Metals LLC, Welsbach Acquisition Holdings LLC and the person set forth on Schedule I thereto (incorporated by reference to Annex E to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 filed with the SEC on August 6, 2025).

10.12

Sponsor Support and Lock-up Agreement, dated November 6, 2024, by and among Welsbach Technology Metals Acquisition Corp., Evolution Metals LLC, Welsbach Acquisition Holdings LLC and the persons set forth on Schedule I thereto (incorporated by reference to Annex D to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 filed with the SEC on August 6, 2025).

10.13

Amendment to Sponsor Support and Lock-up Agreement, dated February 10, 2025, by and among Welsbach Technology Metals Acquisition Corp., Evolution Metals LLC, Welsbach Acquisition Holdings LLC and the persons set forth on Schedule I thereto (incorporated by reference to Annex D to Welsbach Technology Metals Acquisition Corp.’s Registration Statement on Form S-4 filed with the SEC on August 6, 2025).

10.14

Form of EM Convertible Preferred Unit Holder Lock-up Agreement (incorporated by reference to Exhibit 10.43 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 filed with the SEC on August 6, 2025).

10.15

Form of Korean Company Shareholder Lock-up Agreement (incorporated by reference to Exhibit 10.45 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 filed with the SEC on August 6, 2025).

10.16

Form of Director and Executive Officer Indemnification Agreement of Evolution Metals & Technologies Corp. (incorporated by reference to Exhibit 10.26 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 filed with the SEC on August 6, 2025).

Exhibit No.	Description
10.17+

Employment Agreement, dated January 5, 2026, between Evolution Metals & Technologies Corp. and David Wilcox (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).

10.18+

Employment Agreement, dated January 5, 2026, between Evolution Metals & Technologies Corp. and Frank Moon (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026)

10.19+

Employment Agreement, dated January 5, 2026, between Evolution Metals & Technologies Corp. and Andrew F. Knaggs, Esq. (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).

10.20+

Employment Agreement, dated January 5, 2026, between Evolution Metals & Technologies Corp. and Christopher Clower (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).

10.21+

Employment Agreement, dated January 5, 2026, between Evolution Metals & Technologies Corp. and John Arrastia (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).

10.22+

Evolution Metals & Technologies Corp. 2025 Equity Incentive Plan (incorporated by reference to Annex F to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 filed with the SEC on August 6, 2025).

10.23	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on May 11, 2026).
10.24	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC on May 11, 2026).
10.25	Guaranty and Security Agreement (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed with the SEC on May 11, 2026).
10.26#

Equipment Supply Contract No. W20260330-001-01 by and between Evolution Metals LLC and ULVAC Korea, Ltd. dated May 13, 2026. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on May 14, 2026).

10.27#

Equipment Supply Contract No. W20260330-003-01 by and between Evolution Metals LLC and ULVAC Korea, Ltd. dated May 13, 2026. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC on May 14, 2026).

10.28#

Equipment Supply Contract No. W20260330-004-01 by and between Evolution Metals LLC and ULVAC Korea, Ltd. dated May 13, 2026. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed with the SEC on May 14, 2026).

10.29#

Equipment Supply Contract No. W20260330-005-01 by and between Evolution Metals LLC and ULVAC Korea, Ltd. dated May 13, 2026. (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed with the SEC on May 14, 2026).

10.30#

Equipment Supply Contract No. W20260330-006-01 by and between Evolution Metals LLC and ULVAC Korea, Ltd. dated May 13, 2026. (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed with the SEC on May 14, 2026).

10.31#

Equipment Supply Contract No. W20260330-007-01 by and between Evolution Metals LLC and ULVAC Korea, Ltd. dated May 13, 2026. (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed with the SEC on May 14, 2026).

10.32#

Equipment Supply Contract No. W20260330-008-01 by and between Evolution Metals LLC and ULVAC Korea, Ltd. dated May 13, 2026. (incorporated by reference to Exhibit 10.7 of the Current Report on Form 8-K filed with the SEC on May 14, 2026).

10.33#

Equipment Supply Contract No. W20260330-008-01 by and between Evolution Metals LLC and ULVAC Korea, Ltd. dated May 13, 2026. (incorporated by reference to Exhibit 10.8 of the Current Report on Form 8-K filed with the SEC on May 14, 2026).

14.1	Code of Ethics (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
21.1	List of Subsidiaries of Evolution Metals & Technologies Corp. (incorporated by reference to Current Report on Form 8-K filed with the SEC on January 9, 2026).
23.1**	Consent of Independent Registered Public Accounting Firm of Welsbach Technology Metals Acquisition Corp.
23.2**	Consent of Independent Registered Public Accounting Firm of Evolution Metals LLC.

Exhibit No.	Description
23.3**	Consent of Independent Auditor of Handa Lab Co., Ltd. for fiscal year 2025
23.4**	Consent of Independent Auditor of KCM Industry Co., Ltd. for fiscal year 2025
23.5**	Consent of Independent Auditor of KMMI INC. for fiscal year 2025
23.6**	Consent of Independent Auditor of NS World Co., Ltd. for fiscal year 2025
23.7**	Consent of Independent Auditor of Handa Lab Co., Ltd. for fiscal year 2024
23.8**	Consent of Independent Auditor of KCM Industry Co., Ltd. for fiscal year 2024
23.9**	Consent of Independent Auditor of KMMI INC for fiscal year 2024
23.10**	Consent of Independent Auditor of NS World Co., Ltd. for fiscal year 2024
23.11**	Consent of Anthony, Linder & Cacomanolis, PLLC (included in Exhibit 5.1 hereto).
24.1*	Power of Attorney (included on the signature page of this Registration Statement on Form S-1).
107**	Filing Fee Table.

____________

*        Filed herewith.

**      To be filed by amendment.

+        Indicates a management or compensatory plan

¥        Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

#        Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)     Rule 415 Offering. The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(i)     The undersigned Registrant hereby undertakes that it will:

a.      for determining any liability under the Securities Act of 1933, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act of 1933 as part of this registration statement as of the time the SEC declared it effective.

b.      for determining any liability under the Securities Act of 1933, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Miami, Florida, on May [__], 2026.

Evolution Metals & Technologies Corp.
By:	/s/ David Wilcox
Name:	David Wilcox
Title:	Executive Chairman of the Board of Directors

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints David Wilcox and Christopher Clower, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his name, place and stead, in any and all capacities, to sign this registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act of 1933, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David Wilcox	Executive Chairman of the Board of Directors	May [__], 2026
David Wilcox
/s/ Suk Jin Moon	Chief Executive Officer	May [__], 2026
Suk Jin Moon	(Principal Executive Officer)
/s/ Christopher Clower	Chief Financial Officer and Chief Operating Officer	May [__], 2026
Christopher Clower	(Principal Financial and Accounting Officer)
/s/ Saul Locker	Director	May [__], 2026
Saul Locker
/s/ Christopher C. Miller	Director	May [__], 2026
Christopher C. Miller
/s/ Amb. Robin Bernstein	Director	May [__], 2026
Amb. Robin Bernstein
/s/ Thomas Stoddard	Director	May [__], 2026
Thomas Stoddard